
04046175

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kontron AG

*CURRENT ADDRESS Oskar-von-Miller-Strasse 1
D-85386 Eching
Germany

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34840 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 11/17/04

RECEIVED
2004 OCT 19 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Appendix 1: Invitation to Annual General Meeting (Public Notice)



NESCHEN
Bückeburg



urg · Wertpapier-Kenn-Nummer 502 130
ISIN DE0005021307

m Sitz in Bückeburg (AG Stadthagen HRB 2057) und die Berger
eld (AG Krefeld 40 HRB 7410) haben unter dem 26. Februar 2003
en.

en Wortlaut:

rägt ihr Vermögen als Ganzes mit allen Rechten und Pflichten unter
2 Nr. 1 Umwandlungsgesetz auf die Neschen Aktiengesellschaft (
d zwar mit Wirkung vom 1.7.2002.
uneingeschränkten Bestätigungsvermerk des Wirtschaftsprüfers
ene Bilanz der Berger Digitaldruck GmbH zum 30. Juni 2002 als

Berger Digitalduck GmbH erfolgt im Innnenverhältnis mit Wirkung
Beginn des 1. Juli 2002 an gelten alle Handlungen und Geschäfte
r Rechnung der Neschen Aktiengesellschaft vorgenommen.
die in der Schlussbilanz der Berger Digitaldruck GmbH
n Aktiva und Passiva in ihrer Rechnungslegung fortführen.

lleinige Gesellschafterin der Berger Digitaldruck GmbH. Sie erbringt

Gesellschafter oder für Inhaber besonderer Rechte gewährt, und es
men für solche Personen vorgesehen. Ebenso werden keine beson-
rer, ein Vorstandsmitglied oder ein Aufsichtsratsmitglied oder einen
sellschaften gewährt.

**die Arbeitnehmer und ihre Vertretungen**
melzung gehen sämtliche Arbeitsverhältnisse die mit der Berger
§ 613 a BGB mit allen Rechten und Pflichten auf die Neschen

er Digitaldruck GmbH nicht.

führung trägt die Neschen Aktiengesellschaft.

etz sind in den Geschäftsräumen der übernehmenden Neschen
urch die Aktionäre ausgelegt:

te der Neschen Aktiengesellschaft für die Jahre 1999, 2000 und
erger Digitaldruck GmbH für das Jahr 2001,
richt der Neschen Aktiengesellschaft für das Jahr 2002 und die
r Digitaldruck GmbH per 30.06.2002.

schaft werden darauf hingewiesen, dass sie die Einberufung einer
n der über die Zustimmung zu der Verschmelzung beschlossen wird,
en den 20. Teil des Grundkapitals der Neschen Aktiengesellschaft
Umwandlungsgesetz).

31675 Bückeburg · Telefon 05722/207-0 · Fax 05722/207-129
www.neschen.de

**Der Vorstand**

---

**ABN AMRO Bank N.V.**

**§ 9 Abs. 3 Wertpapier-Verkaufsprospektgesetz**

2 vom 15. Mai 2003 der ABN AMRO Bank N.V. nach § 10
z zum unvollständigen Verkaufsprospekt vom 28. Februar
Index-Zertifikaten. Der gemäß § 10 Wertpapier-Verkaufs-
wird zusammen mit dem unvollständigen Verkaufspros-
liederlassung Deutschland, Abteilung Strukturierte Aktien-
60486 Frankfurt am Main zur kostenlosen Ausgabe bereit-

---



---

**kontron**
*... always a Jump ahead!*

# Einladung 2003
# KONTRON AG

mit Sitz in Eching
- Wertpapier-Kenn-Nr. 605 395 / ISIN DE0006053952 -

Wir laden hiermit unsere Aktionärinnen und Aktionäre ein zu der am **Dienstag, den 24. Juni 2003,** um 10.00 Uhr, in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising, stattfindenden **ordentlichen Hauptversammlung.**

## TAGESORDNUNG

1. **Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2002 der Kontron AG und des gebilligten Konzernabschlusses nebst Lagebericht zum 31. Dezember 2002 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2002**
2. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**
3. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**
4. **Beschlussfassung über die Bestellung des Abschlussprüfers und Konzernabschlussprüfers**
5. **Neuwahl des Aufsichtsrats**
6. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**
7. **Beschlussfassung über die Anpassung der Genehmigten Kapitalia**
8. **Beschlussfassung über die Anpassung der Bedingten Kapitalia**
9. **Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 I zur Bedienung des Aktienoptionsplanes 2003 und entsprechende Satzungsänderung**
10. **Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 II und die Ermächtigung zur Ausgabe von Wandelschuldverschreibungen sowie von Optionsschuldverschreibungen**
11. **Beschlussfassung über Satzungsänderungen** bezüglich dem Transparenz- und Publizitätsgesetz
12. **Beschlussfassung über die Zustimmung zum Abschluss eines Gewinnabführungsvertrages**

Die vollständige Tagesordnung mit den Beschlussvorschlägen der Verwaltung und der wesentliche Inhalt der Berichte des Vorstands zu den Tagesordnungspunkten 6, 9, 10 und 12 sowie der wesentliche Inhalt des Gewinnabführungsvertrags zwischen der Kontron AG und der Kontron Modular Computers GmbH (Tagesordnungspunkt 12) sind am Donnerstag, den 15. Mai 2003, im elektronischen Bundesanzeiger veröffentlicht.
Die vollständigen Angaben der Einberufung der Hauptversammlung sind auch bei den unter „Teilnahmebedingungen" benannten Kreditinstituten kostenfrei erhältlich oder können im Internet unter der Adresse www.kontron.de/hauptversammlung eingesehen werden. Des Weiteren können die vollständigen Texte den Mitteilungen gemäß § 125 AktG entnommen werden. Diese erhalten die Aktionäre unaufgefordert von Ihren depotführenden Kreditinstituten.
Die Einberufungsunterlagen zu den Tagesordnungspunkten 1, 6, 9, 10 und 12 sowie das Aktienoptionsprogramm 2003 können ab Einberufung der Hauptversammlung in den Geschäftsräumen am Sitz der Kontron AG, Oskar-von-Miller-Str. 1 in 85386 Eching, und im Internet unter www.kontron.de/hauptversammlung eingesehen werden. Auf Verlangen erhält jeder Aktionär unverzüglich und kostenlos eine Abschrift der vorbezeichneten Unterlagen.

**Teilnahmebedingungen**
Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 18. Juni 2003 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

- Sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen. Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.
Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z.B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsbeteiligung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.
Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts- und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse www.kontron.de/hauptversammlung weitere Informationen zur Verfügung.
Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir, Anträge (einschließlich Gegenanträge) und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching
Telefax: +49 (0)8165 / 77-222 oder an folgende
E-Mail-Adresse: investor.relations@kontron.com

zu richten.
Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge werden unverzüglich im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2003
Kontron AG

**Der Vorstand**

Financial Times Deutschland
Thursday, May 15th, 2003
ANNUAL MEETING


kontron
... always a Jump ahead!

**Einladung zur ordentlichen Hauptversammlung 2004**
**KONTRON AG**
**mit Sitz in Eching**
- ISIN DE0006053952 -

Wir laden hiermit unsere Aktionärinnen und Aktionäre ein zu der **am Mittwoch, den 30. Juni 2004, um 10.00 Uhr** in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising, stattfindenden **ordentlichen Hauptversammlung.**

**Tagesordnung (Kurzfassung)**

1. **Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2003 der Kontron AG und des gebilligten Konzernabschlusses nebst Konzernlagebericht zum 31. Dezember 2003 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2003**
2. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2003**
3. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2003**
4. **Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2004**
5. **Beschlussfassung über die Erweiterung des Aufsichtsrats sowie Satzungsänderungen**
6. **Beschlussfassung über die Wahl von Aufsichtsratsmitgliedern**
7. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**
8. **Beschlussfassung über die Aufhebung der Genehmigten Kapitalia 2002 I und 2002 II, die Neuschaffung eines Genehmigten Kapitals 2004 sowie entsprechende Satzungsänderungen**
9. **Beschlussfassung über die Änderung des Aktienoptionsprogramms 2003**
10. **Beschlussfassung über die Verpflichtung des Vorstands zur Ausgabe von Wandelschuldverschreibungen an Mitglieder des Aufsichtsrats der Kontron AG, über die Schaffung eines neuen Bedingten Kapitals 2004 sowie eine entsprechende Satzungsänderung**
11. **Beschlussfassung über eine Satzungsänderung**

Die vollständige Tagesordnung mit den Beschlussvorschlägen der Verwaltung und die vom Vorstand erstatteten Berichte zu den Tagesordnungspunkten 7, 8 und 10 werden am Freitag, dem 21. Mai 2004, im elektronischen Bundesanzeiger veröffentlicht. Die vollständigen Angaben der Einberufung der Hauptversammlung sind auch bei den unter den nachfolgenden Teilnahmebedingungen benannten Kreditinstituten (Zahlstellen) kostenfrei erhältlich oder können im Internet unter der Adresse www.kontron.de/hauptversammlung eingesehen werden. Des Weiteren können die vollständigen Texte den Mitteilungen gemäß § 125 AktG entnommen werden. Diese erhalten die Aktionäre unaufgefordert von ihren depotführenden Kreditinstituten.

Die unter Tagesordnungspunkt 1 genannten Unterlagen sowie die vom Vorstand erstatteten Berichte zu den Punkten 7, 8 und 10 der Tagesordnung liegen von der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft, Oskar-von-Miller-Str. 1, 85386 Eching, sowie während der Hauptversammlung zur Einsicht der Aktionäre aus. Auf Verlangen erteilt die Gesellschaft den Aktionären unverzüglich kostenfrei Abschriften.

**Teilnahmebedingungen**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 23. Juni 2004 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

- sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen.

Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z. B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.

Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts- und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse www.kontron.de/hauptversammlung weitere Informationen zur Verfügung.

Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir, Anträge (einschließlich Gegenanträge), Wahlvorschläge und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching
Telefax: +49 8165/77-222
oder an folgende
E-Mail-Adresse: investor.relations@kontron.com
zu richten.

Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge mit Begründung sowie Wahlvorschläge werden im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2004
Kontron AG
Der Vorstand




NorCom

**NorCom Information Technology Aktiengesellschaft, München**
**ISIN-Nr.: DE0005250302**

**EINLADUNG ZUR ORDENTLICHEN HAUPTVERSAMMLUNG 200**

Die Aktionäre unserer Gesellschaft laden wir hiermit zur orden am Dienstag, den 29. Juni 2004, 10.00 Uhr, in das Konferenzze Seidel-Stiftung, Lazarettstraße 33, 80636 München, ein.

**I. Tagesordnung**

1. **Vorlage des festgestellten Jahresabschlusses zum 31. Com Information Technology AG, des gebilligten Konzerr zember 2003, des zusammengefassten Lageberichts des den Konzern für das Geschäftsjahr 2003 sowie des Beric das Geschäftsjahr 2003**
2. **Beschlussfassung über die Entlastung des Vorstands fü**
3. **Beschlussfassung über die Entlastung des Aufsichtsra 2003**
4. **Beschlussfassung über die Wahl des Abschlussprüfers prüfers für das Geschäftsjahr 2004**
5. **Wahl zum Aufsichtsrat**

**II. Teilnahme an der Hauptversammlung**

Zur Teilnahme an der Hauptversammlung und zur Ausübung Aktionäre berechtigt, die ihre Aktien bei der Gesellschaft, einem Entgegennahme der Aktien befugten Wertpapier-Sammelbank bezeichneten Banken und deren Niederlassungen während de legen und bis zur Beendigung der Hauptversammlung dort bel

Hinterlegungsstelle ist:
Dresdner Bank AG

Die Hinterlegung ist auch dann ordnungsgemäß, wenn die Ak Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur I sammlung gesperrt gehalten werden. Die Hinterlegung muss s tag vor der Hauptversammlung erfolgen, also spätestens am 2 Erfolgt die Hinterlegung nicht bei der Gesellschaft, so ist die Bes legung spätestens am 24. Juni 2004 bei der Gesellschaft einzu

**Stimmrechtsvertretung**

Die Aktionäre können ihr Stimmrecht in der Hauptversammlun mächtigten, z.B. die depotführende Bank, eine Aktionärsvereinig son ihrer Wahl ausüben lassen.

Die Gesellschaft bietet ihren Aktionären als Service an, von der sungsgebundene Stimmrechtsvertreter bereits vor der Hau mächtigen.

Die Aktionäre, die den von der Gesellschaft benannten Stimm macht erteilen wollen, benötigen hierzu eine Eintrittskarte zu machten müssen schriftlich übermittelt werden. Die notwendige tionen erhalten die Aktionäre zusammen mit der Eintrittskarte.

Anfragen und Anträge von Aktionären

Aktionäre, die Anfragen oder Anträge zur Hauptversammlung h gerecht an die Ansprechpartnerin der Gesellschaft unter folger

NorCom Information Technology AG
Stefan-George-Ring 23
D-81929 München
Investor Relations, Christa Maurer
Fon +49 (0)89 / 93948 248
Fax +49 (0)89 / 93948 123

Die unter Tagesordnungspunkt 1 genannten Unterlagen liege machung in den Geschäftsräumen am Sitz der Gesellschaf 81929 München, zur Einsichtnahme aus und können eben www.norcom.de abgerufen werden.

Die vollständige Tagesordnung wurde am 21. Mai 2004 im e zeiger veröffentlicht. Sie liegt ebenfalls in den Geschäftsräu Einsichtnahme aus und steht auf der Firmen-Website unter fügung.

München, im Mai 2004
NorCom Information Technology AG
Der Vorstand


AC

**AC-Service AG**
**Stuttgart**
**ISIN DE0005110001**
**WKN 511 000**

**Dividendenbekanntmachung**

Die ordentliche Hauptversammlung der AC-Service AG vom 19. den Bilanzgewinn des Geschäftsjahres 2003 in Höhe von 2.317 tung einer Dividende von 0,15 EUR je dividendenberechtigter A

Die Dividende wird vom 20. Mai 2004 an unter Abzug von 20 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamt arstream Banking AG, Frankfurt am Main, durch die depotführe zahlt. Zentralzahlstelle ist die Dresdner Bank AG, Frankfurt am

Die Kapitalertragsteuer und der auf die Kapitalertragsteuer entfa werden auf die Steuerschuld der inländischen, nicht von der St gerechnet.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotba Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird von Kapitalertragsteuer und Solidaritätszuschlag ausgezahlt. Da weise für Aktionäre, die ihrer Depotbank einen Freistellungsauf weit das in diesem Auftrag genannte Freistellungsvolumen nich Kapitalvermögen bereits aufgebraucht ist.

Stuttgart, im Mai 2004
AC-Service AG
Der Vorstand

Financial Times Deutschland
Wochenendausgabe 21./22./23. Mai 2004
ANNUAL MEETING 2004


elektronischer
Bundesanzeiger



Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger vom 21. Mai 2004.

Daten zur Veröffentlichung:

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internet-Adresse: | www.ebundesanzeiger.de |
| Veröffentlichungsdatum: | 21. Mai 2004 |
| Rubrik: | Aktiengesellschaften |
| Art der Bekanntmachung: | Hauptversammlung |
| Veröffentlichungspflichtiger: | KONTRON AG, Eching |
| Auftragsnummer: | 040502000593 |
| Verlagsadresse: | Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln |


kontron
... always a Jump ahead!

# KONTRON AG

**Eching**

**- ISIN DE0006053952 -**

## Einladung zur ordentlichen Hauptversammlung 2004

Wir laden hiermit unsere Aktionärinnen und Aktionäre ein zu der **am Mittwoch, den 30. Juni 2004, um 10.00 Uhr** in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising, stattfindenden **ordentlichen Hauptversammlung**.

### Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2003 der Kontron AG und des gebilligten Konzernabschlusses nebst Konzernlagebericht zum 31. Dezember 2003 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2003**
2. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2003**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands im Geschäftsjahr 2003 Entlastung für diesen Zeitraum zu erteilen.
3. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2003**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2003 Entlastung für diesen Zeitraum zu erteilen.
4. **Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2004**
   Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in München zum Abschlussprüfer für das Geschäftsjahr 2004 zu bestellen.
5. **Beschlussfassung über die Erweiterung des Aufsichtsrats sowie Satzungsänderungen**
   Vorstand und Aufsichtsrat schlagen vor, die Zahl der Mitglieder des Aufsichtsrats von drei auf sechs zu erhöhen und hierzu folgende Satzungsänderungen zu beschließen:
   a) § 12 Abs. 1 der Satzung wird wie folgt neu gefasst:
      „(1) Der Aufsichtsrat besteht aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden."
   b) § 15 Abs. 4 Satz 1 der Satzung wird wie folgt geändert:
      „(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens drei Mitglieder an der Beschlussfassung teilnehmen."
   c) § 16 Abs. 2 der Satzung wird um folgende Sätze 2 bis 4 ergänzt:
      „Dabei gilt Stimmenthaltung nicht als Stimmabgabe. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Aufsichtsrats den Ausschlag. Nimmt der Vorsitzende des Aufsichtsrats an der Abstimmung nicht teil, so gibt die Stimme seines Stellvertreters den Ausschlag."
6. **Beschlussfassung über die Wahl von Aufsichtsratsmitgliedern**
   Mit Wirksamwerden der unter Tagesordnungspunkt 5 vorgeschlagenen Erweiterung des Aufsichtsrats setzt sich der Aufsichtsrat der Gesellschaft gemäß § 12 Abs. 1 der Satzung neue Fassung in Verbindung mit §§ 95 Abs. 1, 96 Abs. 1 AktG aus sechs Mitgliedern zusammen, die von der Hauptversammlung gewählt werden. Es sind daher drei weitere Aufsichtsratsmitglieder durch die Hauptversammlung zu wählen.
   Der Aufsichtsrat schlägt vor, folgenden Beschluss zu fassen:

Aufschiebend bedingt auf die Wirksamkeit der unter Tagesordnungspunkt 5 beschlossenen Erweiterung des Aufsichtsrats von drei auf sechs Mitglieder durch Eintragung der entsprechenden Satzungsänderung in das Handelsregister der Gesellschaft werden zu weiteren Mitgliedern des Aufsichtsrats gewählt:

- Herr Prof. Dr. Ing. Georg Färber, Universitäts-Professor, München
- Herr Hugh Nevin, Rechtsanwalt, Pittsburgh, Pennsylvania/USA
- Herr Michael Wilhelm, Wirtschaftsprüfer/Steuerberater, München

Die Amtszeit der neu gewählten Mitglieder des Aufsichtsrats beginnt mit Eintragung der Änderung des § 12 Abs. 1 der Satzung in das Handelsregister der Gesellschaft und endet mit Ablauf der Hauptversammlung, die über die Entlastung für das Geschäftsjahr 2007 beschließt.

Als Ersatzmitglied für Herrn Michael Wilhelm wird

Herr David Malmberg, Geschäftsführer, Eden Prairie, USA,

gewählt. Das Ersatzmitglied rückt in den Aufsichtsrat nach, wenn das Aufsichtsratsmitglied, für das das Ersatzmitglied ersatzweise gewählt wurde, vorzeitig aus dem Aufsichtsrat ausscheidet.

Die Hauptversammlung ist an Wahlvorschläge nicht gebunden.

Herr Prof. Dr. Färber ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländi-schen Kontrollgremien:

- SEP Logistik AG, Weyarn
- TTTech AG, Wien, Österreich

Herr Nevin ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- The Beaumaris Land Company, Limited, Beaumaris, Ontario/Canada
- Roseneath Properties Ltd., Toronto, Ontario/Canada
- Natresco Inc., Wilmington, Delaware/USA
- Falconbridge U.S. Inc., Wilmington, Delaware/USA
- BigMachines, Inc., San Mateo, California/USA, Chicago, Illinois/USA
- Ensinger Industries, Inc., Wilmington, Delaware/USA
- Lichtwer Tharma U.S., Inc., Pittsburgh, Pennsylvania/USA
- Overly Manufacturing Company, Greensburg, Pennsylvania/USA

Herr Wilhelm ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- MWB Wertpapierhandelshaus AG, Gräfelfing

Herr Malmberg ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- Three-Five Systems, Inc., Tampa, USA
- Sagebrush Corporation, Minneapolis, USA
- Kontron Mobile Computers, Inc., Eden Prairie, USA

7. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

a) Die mit Beschluss der Hauptversammlung vom 24. Juni 2003 der Gesellschaft erteilte Ermächtigung, bis zum Ablauf des 24. Dezember 2004 eigene Aktien mit einem rechnerischen Anteil am Grundkapital von insgesamt bis zu EUR 4.565.411,00 zu erwerben, wird mit sofortiger Wirkung aufgehoben.

b) Die Gesellschaft wird dazu ermächtigt, Aktien der Kontron AG zu erwerben. Die Ermächtigung ist auf den Erwerb von eigenen Aktien mit einem rechnerischen Anteil am Grundkapital von bis zu 10 % beschränkt. Die Ermächtigung kann ganz oder in Teilbeträgen, einmal oder mehrmals ausgeübt werden. Die Ermächtigung gilt bis zum 29. Dezember 2005.

Der Erwerb erfolgt über die Börse. Der von der Gesellschaft gezahlte Gegenwert der Aktien (ohne Erwerbsnebenkosten) darf den Schlusskurs im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main an dem dem Erwerb vorangegangenen Börsentag um nicht mehr als 10 % überschreiten und nicht mehr als 10 % unterschreiten.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Kontron AG, die aufgrund dieser Ermächtigung erworben werden, neben der Veräußerung über die Börse

- Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegen-leistung anzubieten. Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen.
- an Dritte zu veräußern. Der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, darf den Wert des Schlussauktionspreises im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleich-baren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main an dem Börsentag vor dem Tag der verbindlichen Vereinbarung mit dem Dritten um nicht mehr als 5 % unterschreiten (ohne Veräußerungsnebenkosten). Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen, wobei beim Gebrauchmachen dieser Ermächtigung der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG berücksichtigt wird.
- an Dritte im Rahmen einer Wertpapierleihe zu verleihen.
- unter gleichzeitiger Herabsetzung des Grundkapitals einzuziehen, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungs-beschlusses bedarf.

Vorstehende Ermächtigungen betreffend die Verwendung der erworbenen eigenen Aktien können einmal oder mehrmals, ganz oder in Teilen, einzeln oder gemeinsam ausgeübt werden. Der Vorstand wird die Hauptversammlung über die Gründe und den Zweck des Erwerbs eigener Aktien, über die Zahl der erworbenen Aktien und den auf sie entfallenden Betrag des Grundkapitals sowie über den Gegenwert, der für die Aktien gezahlt wurde, jeweils unterrichten.

8. **Beschlussfassung über die Aufhebung der Genehmigten Kapitalia 2002 I und 2002 II, die Neuschaffung eines Genehmigten Kapitals 2004 sowie entsprechende Satzungsänderungen**

Gem. § 4 Abs. 3 der Satzung der Gesellschaft ist der Vorstand ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den Rechtsvorgängerinnen der Gesellschaft, JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG, bis zum 15. April 2002 abgeschlossen worden sind (Genehmigtes Kapital 2002 I).

Gem. § 4 Abs. 4 der Satzung der Gesellschaft ist der Vorstand ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien an die Inhaber von Optionsrechten oder Wandelschuldverschreibungen, die von den Rechtsvorgängerinnen der Gesellschaft, JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG, oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften ausgegeben worden sind, nach Ausübung des Optionsrechts bzw. des Wandlungsrechts ausgegeben werden (Genehmigtes Kapital 2002 II).

Vorstehende Ermächtigungen sind nicht mehr erforderlich, da die den Ermächtigungen zugrunde liegenden Verpflichtungen nicht mehr bestehen. Sie sollen daher aufgehoben und stattdessen ein neues Genehmigtes Kapital 2004 geschaffen werden.

Vorstand und Aufsichtsrat schlagen daher vor, zu beschließen:

a) Die in § 4 Abs. 3 enthaltene Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 I) wird, soweit noch nicht ausgenutzt, aufgehoben.

b) Die in § 4 Abs. 4 enthaltene Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 II) wird, soweit noch nicht ausgenutzt, aufgehoben.

c) Der Vorstand wird ermächtigt, in der Zeit bis zum 29. Juni 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 3.300.000,00 durch Ausgabe von bis zu 3.300.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2004). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien. Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:
   - wenn die Aktien im Zusammenhang mit Unternehmenszusammenschlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
   - soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
   - für Spitzenbeträge;
   - wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10 %-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen.

   Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Genehmigten Kapitals 2004 anzupassen.

d) § 4 „Grundkapital" der Satzung der Gesellschaft wird entsprechend den vorstehenden Beschlüssen wie folgt angepasst:

   aa) § 4 Abs. 3 und Abs. 4 der Satzung werden in der bestehenden Fassung jeweils gestrichen.

   bb) Der bisherige § 4 Abs. 5 wird zu § 4 Abs. 3. Das „Genehmigte Kapital 2002 III" wird umbenannt in „Genehmigtes Kapital 2002".

   cc) Nach dem neuen § 4 Abs. 3 wird folgender neuer Abs. 4 eingefügt:

   „(4) Der Vorstand ist ermächtigt, in der Zeit bis zum 29. Juni 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 3.300.000,00 durch Ausgabe von bis zu 3.300.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2004). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:
   - wenn die Aktien im Zusammenhang mit Unternehmenszusammen-schlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
   - soweit es erforderlich ist, um den Inhabern von Wandelschuld-verschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
   - für Spitzenbeträge;
   - wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugs-rechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10 %-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen.

   Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats. Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Genehmigten Kapitals 2004 anzupassen."

   dd) Der bisherige Abs. 6 wird zu Abs. 5; der bisherige Abs. 7 zu Abs. 6, der bisherige Abs. 8 zu Abs. 7 und der bisherige Abs. 9 zu Abs. 8.

9. **Beschlussfassung über die Änderung des Aktienoptionsprogramms 2003**

Die ordentliche Hauptversammlung vom 24. Juni 2003 hat den Vorstand unter Tagesordnungspunkt 9 lit. b) ermächtigt, 3.000.000 Aktienoptionen an Mitglieder des Vorstands der Kontron AG, Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften auszugeben („Aktienoptionsprogramm 2003"). Aufgrund dieser Ermächtigung wurden bisher 1.210.000 Aktienoptionen an Bezugsberechtigte ausgegeben.
Hinsichtlich der Aktienoptionen sollen Ausübungspreis und Ausübungshürde geändert und daher die bestehende Ermächtigung entsprechend angepasst werden.
Vorstand und Aufsichtsrat schlagen daher vor, folgende Beschlüsse zu fassen:

a) Die unter Tagesordnungspunkt 9 erteilte Ermächtigung der Hauptversammlung vom 24. Juni 2003 wird bezüglich Ausübungspreis und Ausübungshürde (lit. b), Abschnitt (2) (f)) für zukünftig ausgegebene Aktienoptionen wie folgt geändert:
   „(f) Ausübungspreis und Ausübungshürde: Die Aktienoptionen können nur gegen Zahlung des Ausübungspreises, der 115 % des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an fünf unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag, beträgt, ausgeübt werden."
b) Der Vorstand ist ermächtigt, die Bedingungen für die bereits ausgegebenen Aktienoptionen entsprechend der Änderung unter lit. a) anzupassen, sofern der jeweilige Aktienoptionsinhaber zustimmt. Soweit es sich bei den Aktienoptions-inhabern um Mitglieder des Vorstands handelt, ist der Aufsichtsrat entsprechend ermächtigt.

10. **Beschlussfassung über die Verpflichtung des Vorstands zur Ausgabe von Wandelschuldverschreibungen an Mitglieder des Aufsichtsrats der Kontron AG, über die Schaffung eines neuen Bedingten Kapitals 2004 sowie eine entsprechende Satzungsänderung**

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

a) Der Vorstand wird verpflichtet, nach Eintragung des unter lit. b) beschlossenen Bedingten Kapitals 2004 in das Handelsregister der Gesellschaft, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von EUR 360.000,00, eingeteilt in 360.000 Stück Wandelschuldverschreibungen im Nennbetrag von je EUR 1,00, an die Mitglieder des Aufsichtsrats der Kontron AG zusätzlich zu der in der Satzung der Gesellschaft geregelten Vergütung nach Maßgabe der folgenden Bestimmungen auszugeben.
   Gewährung der Wandelschuldverschreibungen
   Die Wandelschuldverschreibungen sind in drei Tranchen zu jeweils 120.000 Stück im Jahr 2004, 2005 und 2006 jeweils zwischen dem 20. und 30. Oktober , erstmals zwischen dem 20. und 30. Oktober 2004, auszugeben.
   Jedem zum Zeitpunkt der Ausgabe amtierenden Mitglied des Aufsichtsrats sind pro Tranche 20.000 Wandelschuldverschreibungen zur Zeichnung anzubieten. Das Angebot kann nur innerhalb einer Frist von fünf Tagen angenommen werden. Als Ausgabetag gilt jeweils der Tag des Angebots zur Zeichnung der Wandelschuldverschreibungen.
   Ausschluss des Bezugsrechts
   Das gesetzliche Bezugsrecht der Aktionäre auf die Wandelschuldverschreibungen ist ausgeschlossen.
   Laufzeit
   Die Wandelschuldverschreibungen haben eine Laufzeit von drei Jahren ab dem Ausgabetag. Sie sind unkündbar. Bei Ablauf der Laufzeit hat die Gesellschaft den Nennbetrag der Wandelschuldverschreibung an den Berechtigten zurückzuzahlen, soweit nicht von dem Umtauschrecht Gebrauch gemacht wurde.
   Verzinsung
   Der eingezahlte Nennbetrag der Wandelschuldverschreibungen wird mit 6 % p.a. verzinst. Die Zinsen sind zum Ende der Laufzeit mit der Rückzahlung des Nennbetrags der Wandelschuldverschreibung an den Berechtigten zur Zahlung fällig. Macht der Berechtigte von seinem Umtauschrecht Gebrauch, entfällt die Verzinsung rückwirkend in voller Höhe.
   Umtauschverhältnis
   Die Inhaber der Wandelschuldverschreibungen erhalten das unentziehbare Recht, die Wandelschuldverschreibungen in Aktien der Kontron AG umzutauschen. Jede Wandelschuldverschreibung

berechtigt zum Umtausch in eine Aktie der Gesellschaft (Umtauschverhältnis) zum Wandlungspreis. Der Wandlungspreis beträgt 115 % des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an fünf unmittelbar aufeinander folgenden Börsenhandelstagen vor dem Ausgabetag abzüglich EUR 1,00.

Haltefrist

Das Umtauschrecht kann erst nach Ablauf einer Wartezeit ausgeübt werden. Die Wartezeit beträgt jeweils zwei (2) Jahre und beginnt mit dem Ausgabetag.

Ausübungszeitraum und Ausübungsfenster

Das Umtauschrecht kann während der Laufzeit der Wandelschuldverschreibungen und nach Ablauf der jeweiligen Wartezeit in Ausübungszeiträumen, die jeweils zehn Börsenhandelstage an der Frankfurter Wertpapierbörse betragen und jeweils mit Beginn des fünften Börsenhandelstages nach dem Tag der ordentlichen Hauptversammlung der Gesellschaft und nach Veröffentlichung des Quartalsberichts für das dritte Quartal des Geschäftsjahres der Gesellschaft beginnen, ausgeübt werden.

Sperrfristen

Das Umtauschrecht kann auch während eines Ausübungszeitraums während folgender „Ausübungssperrfristen" nicht ausgeübt werden:

- von dem Tag an, an dem die Kontron AG ein Angebot an ihre Aktionäre zum Bezug von neuen Aktien oder Schuldverschreibungen oder sonstigen Wertpapieren mit Wandel- oder Optionsrechten im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die bezugsberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Bezugsrecht" notiert werden, und
- von dem Tag an, an dem die Kontron AG die Ausschüttung einer Sonderdividende im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die sonderdividendenberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Dividende" notiert werden.

Nichtübertragbarkeit

Sowohl die Wandelschuldverschreibungen als auch die damit verbundenen Umtauschrechte sind nicht übertragbar. Das Umtauschrecht kann jeweils nur durch den Bezugsberechtigten ausgeübt werden. Die Wandelschuldverschreibungen bzw. die Umtauschrechte können jedoch von Todes wegen auf den Ehegatten und die Kinder des Bezugsberechtigten übergehen.

Verfall des Umtauschrechts

Das Umtauschrecht darf nur ausgeübt werden, wenn der Berechtigte im Zeitpunkt des Umtauschs Mitglied des Aufsichtsrats der Kontron AG ist oder mindestens achtzehn Monate als Aufsichtsrat der Gesellschaft oder ihrer Rechtsvorgängerinnen tätig war.

Anpassung des Wandlungspreises und des Umtauschverhältnisses

Im Falle einer Kapitalherabsetzung wird das Umtauschverhältnis nicht angepasst, sofern die Kapitalherabsetzung die Gesamtzahl der Aktien unberührt lässt oder die Kapitalherabsetzung mit einer Kapitalrückzahlung, einer entgeltlichen Einziehung von Aktien oder einem entgeltlichen Erwerb eigener Aktien durch die Gesellschaft verbunden ist. Im Falle einer Kapitalherabsetzung durch Zusammenlegung von Aktien ohne Kapitalrückzahlung oder einer unentgeltlichen Einziehung von Aktien verringert sich die Anzahl der Aktien, die für eine Wandelschuldverschreibung bezogen werden können, in dem Verhältnis, in dem das herabgesetzte Grundkapital zu dem ursprünglichen Grundkapital steht.

Das Umtauschverhältnis wird jeweils ab dem Tag angepasst, an dem die Kapitalerhöhung oder die Kapitalherabsetzung wirksam werden.

Bruchteile von Aktien, die infolge einer Kapitalerhöhung aus Gesellschaftsmitteln, infolge einer Kapitalherabsetzung durch Zusammenlegung von Aktien ohne Kapitalrückzahlung oder einer unentgeltlichen Einziehung von Aktien bei der Ausübung des Umtauschrechts entstehen, werden bei der Ausübung des Wandlungsrechts nicht zur Verfügung gestellt. Die Gesellschaft wird sich bemühen, einen etwaigen Spitzenbetrag für Rechnung des Bezugsberechtigten zu verkaufen, sobald der Bezugsberechtigte sein Umtauschrecht wirksam ausgeübt hat. Der Erlös wird dem Bezugsberechtigten bei Ausgabe der Aktien zur Verfügung gestellt. Eine Addition von Aktienbruchteilen wird nicht vorgenommen.

Umtausch

Die Umtauscherklärung ist an die Gesellschaft zu richten. Dabei ist das bei der Gesellschaft erhältliche Formblatt zu verwenden Gleichzeitig ist die Wandelschuldverschreibungsurkunde bei der Gesellschaft einzureichen. Die Umtauscherklärung ist unwiderruflich.
Die aus der Ausübung des Umtauschrechts hervorgehenden Aktien werden nach Eingang der Umtauscherklärung innerhalb angemessener Zeit, spätestens aber 21 Tage nach dem Eingang der Umtauscherklärung bei der Gesellschaft, von der Gesellschaft ausgegeben. Das Risiko aus einer negativen Kursentwicklung der Aktie in der Zeit zwischen der Ausübung des Umtauschrechts und der Ausgabe der Aktie trägt der Bezugsberechtigte.
Die Kosten aus der Ausübung des Umtauschsrechts und dem Bezug der Aktie trägt der Bezugsberechtigte.
Besteuerung
Sämtliche Steuern, die bei Ausübung des Umtauschrechts oder bei Verkauf der Aktien durch die Bezugsberechtigten fällig werden, tragen die Bezugsberechtigten.

b) Das Grundkapital wird um bis zu EUR 360.000,00 durch Ausgabe von bis zu 360.000 Stückaktien bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Umtauschrechten an die Inhaber von Wandelschuld-verschreibungen, die gemäß vorstehender Verpflichtung unter lit. a) von der Gesellschaft begeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem gemäß lit. a) festgelegten Wandlungspreis. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Umtauschrechten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals 2004 anzupassen.

c) § 4 der Satzung erhält einen neuen Absatz 9 mit folgendem Wortlaut:
„(9) Das Grundkapital wird um bis zu EUR 360.000,00 durch Ausgabe von bis zu 360.000 Stückaktien bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Umtauschrechten an die Inhaber von Wandelschuld-verschreibungen, die gemäß der Verpflichtung durch die Hauptversammlung vom 30. Juni .2004 von der Gesellschaft begeben werden. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Umtauschrechten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals 2004 anzupassen."

11. **Beschlussfassung über eine Satzungsänderung**
§ 111 Abs. 4 Satz 2 AktG sieht vor, dass die Satzung oder der Aufsichtsrat zu bestimmen hat, dass bestimmte Arten von Geschäften nur mit seiner Zustimmung vorgenommen werden dürfen.
Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:
§ 18 Abs. 2 der Satzung der Gesellschaft erhält folgende Fassung:
„(2) Der Aufsichtsrat hat zu beschließen, dass bestimmte Maßnahmen der Geschäftsführung seiner Zustimmung bedürfen."

**Berichte des Vorstands zu den Tagesordnungspunkten 7, 8 und 10:**

Hinsichtlich des jeweils vorgeschlagenen Ausschlusses des Bezugsrechts in den Tagesordnungspunkten 7, 8 und 10 hat der Vorstand der Gesellschaft gemäß den gesetzlichen Vorschriften Berichte erstattet.

Die Berichte liegen von der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft, Oskar-von-Miller-Str. 1, 85386 Eching, sowie während der Hauptversammlung zur Einsicht der Aktionäre aus. Auf Verlangen erteilt die Gesellschaft den Aktionären unverzüglich kostenfrei Abschriften der Berichte.

1. **Bericht des Vorstands gem. § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 7 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Veräußerung eigener Aktien**
Der Beschluss sieht vor, dass der Vorstand mit Zustimmung des Aufsichtsrats über die Verwendung der erworbenen Aktien beschließt. Dabei soll die Veräußerung erworbener eigener Aktien auch, sofern nicht der Weg der Veräußerung über die Börse gewählt wird, unter Ausschluss des Bezugsrechts der Aktionäre erfolgen können. Dies ist für den Fall vorgesehen, dass die Gesellschaft die Aktien Dritten im Rahmen von

Unternehmens-zusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen daran oder zu einem börsenkursnahen Preis anbietet.

Durch die Ermächtigung, erworbene eigene Aktien unter Ausschluss des Bezugsrechts der Aktionäre Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegenleistung anbieten zu können, soll die Gesellschaft in die Lage versetzt werden, eigene Aktien als „Akquisitionswährung" zur Verfügung zu haben, ohne hierzu Aktien aus dem genehmigten Kapital schaffen zu müssen, was zu einer Verwässerung der Aktionäre führen würde. Der internationale Wettbewerb und die Globalisierung der Wirtschaft verlangen zunehmend diese Form der Gegenleistung. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft daher die notwendige Flexibilität geben, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und flexibel ohne Belastung der Liquidität der Gesellschaft ausnutzen zu können.

Daneben soll der Vorstand ermächtigt werden, die erworbenen Aktien zu einem börsenkursnahen Preis entsprechend der Regelung in § 186 Abs. 3 Satz 4 AktG an Dritte zu veräußern. Den Interessen unserer Aktionäre an einer wertmäßigen Nicht-Verwässerung ihrer Beteiligung wird hierbei dadurch Rechnung getragen, dass der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, den Mittelwert der Schluss-Auktionspreise im Xetra-Handel oder einem vergleichbaren Nachfolgesystem der Frankfurter Wertpapierbörse während der drei Börsentage vor der Unterzeichnung der Abrede mit dem Dritten um nicht mehr als 5 % unterschreiten darf.

Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht. Der Vorstand wird der Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigungen erstatten.

2. **Bericht des Vorstands gemäß § 203 Abs. 2 Satz 2 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 8 der Tagesordnung über den Ausschluss des Bezugsrechts im Rahmen des neuen Genehmigten Kapitals 2004**
Vorstand und Aufsichtsrat haben der Hauptversammlung unter Tagesordnungspunkt 8 vorgeschlagen, ein neues genehmigtes Kapital in Höhe von bis EUR 3.300.000,00 zu schaffen. Hierdurch soll der Gesellschaft der größtmögliche Spielraum gewährt werden, die Eigenkapitalausstattung der Gesellschaft den geschäftlichen und rechtlichen Erfordernissen anzupassen. Bei der Ausnutzung des genehmigten Kapitals haben die Aktionäre grundsätzlich ein Bezugsrecht. Es wird jedoch vorgeschlagen, den Vorstand zu ermächtigen, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen,
   - wenn die Aktien im Zusammenhang mit Unternehmenszusammenschlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
     Diese Ermächtigung zum Ausschluss des Bezugsrechts bei Kapitalerhöhungen aus genehmigtem Kapital soll der Gesellschaft die Möglichkeit geben, in geeigneten Fällen Unternehmen bzw. Unternehmensteile oder Beteiligungen an Unternehmen gegen Überlassung von Aktien der Gesellschaft erwerben oder sich mit anderen Unternehmen zusammenschließen zu können. Die Gesellschaft hat damit ein Instrument, eventuelle Akquisitionsmöglichkeiten unter Zuhilfenahme flexibler und liquiditätsschonender Finanzierungsmöglichkeiten zu realisieren. Die Möglichkeit, rasch und erfolgreich auf entsprechende vorteilhafte Angebote oder sich bietende Gelegenheiten reagieren zu können, dient dabei auch dem Erhalt und der Steigerung der Wettbewerbsfähigkeit der Gesellschaft. Die Ermächtigung erstreckt sich insbesondere auf den Erwerb von Beteiligungen im Rahmen sogenannter „share deals", d. h. durch den Erwerb von Gesellschaftsanteilen, sowie auf den Erwerb im Rahmen sogenannter „asset deals", d. h. die Übernahme eines Unternehmens oder Unternehmensteils mittels Erwerb der sie bestimmenden Vermögensgegenstände, Rechte, Vertragspositionen und ähnlichem. Da eine Kapitalerhöhung in den vorgenannten Fällen häufig kurzfristig erfolgen muss, kann diese in aller Regel nicht von der nur einmal jährlich stattfindenden ordentlichen Hauptversammlung unmittelbar beschlossen werden. Die Einberufung einer außerordentlichen Hauptversammlung für jeden einzelnen Erwerb wäre in diesen Fällen jedoch aus Kosten- und Zeitgründen nicht praktikabel.
   - soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
     Bei Kapitalmaßnahmen der Gesellschaft wird den Inhabern von Wandel-schuldverschreibungen, Wandelgenussrechten oder Optionsrechten üblicherweise in bestimmten Fällen ein Verwässerungsschutz

gewährt. In der Kapitalmarktpraxis wird der Verwässerungsschutz entweder durch die Anpassung der jeweiligen Wandel- oder Optionsbedingungen (z. B. Zahlung eines Ausgleichsbetrags in Geld oder Herabsetzung der Zuzahlung) oder durch Einräumung eines Bezugsrechts auf die bei Ausnutzung des genehmigten Kapitals auszugebenden neuen Aktien gewährt. Welche der beiden Möglichkeiten angebracht ist, entscheidet der Vorstand mit Zustimmung des Aufsichtsrats jeweils zeitnah vor Ausnutzung der Ermächtigung zur Ausgabe der neuen Aktien. Um diesbezüglich nicht von vorneherein auf eine Alternative beschränkt zu sein, soll dem Vorstand diese Ermächtigung zum Bezugsrechtsausschluss erteilt werden. Dieser Bezugsrechtsausschluss ermöglicht es der Gesellschaft, im Falle einer Kapitalerhöhung den Inhabern bereits bestehender Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte Bezugs-rechte anzubieten, statt den Wandlungs- oder Optionspreis entsprechend den jeweiligen Wandel- oder Optionsbedingungen anzupassen, ohne dass die Gesellschaft dabei auf eigene Aktien zurückgreifen muss. Die unter Ausschluss des Bezugsrechts der Aktionäre an Inhaber von Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte auszugebenden neuen Aktien werden an die Inhaber der Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte jeweils zu denselben Konditionen ausgegeben, wie sie den Aktionären der Gesellschaft zum Bezug angeboten werden.

- für Spitzenbeträge;
  Für die Ermächtigung zum Ausschluss des Bezugsrechts bei Spitzenbeträgen sind ausschließlich technische Gründe maßgeblich. Hierdurch soll es dem Vorstand im Einzelfall ermöglicht werden, ein glattes Bezugsverhältnis herzustellen. Dies erleichtert die Abwicklung von Bezugsrechten und erspart zusätzlichen Aufwand.
- wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt;
  Diese Ermächtigung zum Ausschluss des Bezugsrechts bei Barkapitalerhöhungen gibt dem Vorstand die Möglichkeit, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre gemäß § 186 Abs. 3 Satz 4 AktG auszuschließen. Der Vorschlag liegt damit im Rahmen der gesetzlichen Regelung. Das Volumen der Ermächtigung entspricht 10 % des Grundkapitals der Gesellschaft. Diese Ermächtigung ermöglicht eine kurzfristige Aktienplatzierung unter flexibler Ausnutzung günstiger Marktverhältnisse und führt in der Regel zu einem deutlich höheren Mittelzufluss als im Fall einer Aktienplatzierung mit Bezugsrecht, da bei der Festlegung des Platzierungsentgelts kein Kursänderungsrisiko für den Zeitraum der Bezugsfrist berücksichtigt werden muss. Der Vorstand soll mit dieser Form der Kapitalerhöhung in die Lage versetzt werden, die für die zukünftige Geschäftsentwicklung erforderliche Stärkung der Eigenkapitalausstattung zu optimalen Bedingungen vornehmen zu können. Dadurch, dass der Ausgabepreis der Aktie den Börsenkurs jeweils nicht wesentlich unterschreitet, wird dem Interesse der Aktionäre an einem wertmäßigen Verwässerungsschutz Rechnung getragen. Der Vorstand wird den Ausgabepreis so nahe an dem dann aktuellen Börsenkurs festlegen, wie dies unter Berücksichtigung der jeweiligen Situation am Kapitalmarkt möglich ist, und sich um eine marktschonende Platzierung der neuen Aktien bemühen.

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zum Bezugsrechtsausschluss Gebrauch machen wird. Eine Ausnutzung dieser Möglichkeit wird nur dann erfolgen, wenn dies nach Einschätzung des Vorstands und des Aufsichtsrats im Interesse der Gesellschaft und damit ihrer Aktionäre liegt.

3. **Bericht des Vorstands gemäß § 221 Abs. 4 i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 10 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Begebung von Wandelschuldverschreibungen an Mitglieder des Aufsichtsrats**

Im Hinblick auf die in Ziffer 5.4.5 des Deutschen Corporate Governance Kodex enthaltene Empfehlung, den Mitgliedern des Aufsichtsrats neben einer festen Vergütung auch eine erfolgsorientierte Vergütung zu gewähren, möchte die Kontron AG ihren Aufsichtsräten Wandelschuldverschreibungen anbieten können, die diese berechtigen, diese Schuldverschreibungen unter bestimmten Voraussetzungen in Aktien der Kontron AG umzutauschen. Als Instrument der Erfolgsbeteiligung sollen den Aufsichtsräten der Gesellschaft insgesamt 360.000 Stück Wandelschuldverschreibungen, verteilt über einen Zeitraum von drei Jahren, angeboten

werden. Das von den Aufsichtsräten für den Erwerb der Wandelschuldverschreibungen zu entrichtende Entgelt beträgt EUR 1,00 je Wandelschuldverschreibung. Der Wandlungspreis beträgt 115 % des Börsendurchschnittskurses der Kontron Aktie im Xetra-Handel an fünf unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag abzüglich EUR 1,00. Das Umtauschrecht wird sinnvoll damit nur dann ausgeübt werden, wenn der Kurs der Kontron-Aktie innerhalb des Zeitraums zwischen Ausgabe und Umtausch der Wandelschuldverschreibungen um mindestens 15 % steigt.
Hinsichtlich von der Gesellschaft auszugebenden Wandelschuldverschreibungen steht grundsätzlich allen Aktionären ein Bezugsrecht zu, sofern nicht die Hauptversammlung etwas anderes beschließt. Die erbetene Zustimmung zur Ausgabe von Wandelschuldverschreibungen an die Aufsichtsräte sieht dementsprechend den Ausschluss dieses gesetzlichen Bezugsrechtes der Aktionäre vor. Das ist erforderlich, um die Wandelschuldverschreibungen den Aufsichtsräten anbieten zu können.
Die vorgeschlagene Ausgabe von Wandelschuldverschreibungen ist nach Auffassung des Vorstands geeignet, zusätzlich Leistungsanreize im Interesse einer nachhaltigen Steigerung des Unternehmenswerts zu bieten und dient damit, auch unter Berücksichtigung des Bezugsrechtsausschlusses, dem Interesse der Aktionäre.
Die Aufsichtsräte werden hierdurch motiviert, durch ihre beratenden Leistungen und den Einsatz ihrer Kontakte den Unternehmenswert zu steigern und damit auf die Entwicklung des Börsenkurses positiven Einfluss zu nehmen. Ein solcher Leistungsanreiz liegt gleichermaßen im Interesse der Gesellschaft wie der Aktionäre.

**Teilnahmebedingungen**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 23. Juni 2004 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

- sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen.

Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z. B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.

Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts- und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse www.kontron.de/hauptversammlung weitere Informationen zur Verfügung.

Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir, Anträge (einschließlich Gegenanträge), Wahlvorschläge und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching

Telefax: +49 8165/77-222
oder an folgende
E-Mail-Adresse: investor.relations@kontron.com
zu richten.

Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge mit Begründung sowie Wahlvorschläge werden im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2004

**Kontron AG**

*Der Vorstand*

elektronischer

**Bundesanzeiger**

Nachfolgende Bekanntmachung wurde im elektronischen Bundesanzeiger mit folgenden Merkmalen veröffentlicht:

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internetadresse: | www.eBundesanzeiger.de |
| Veröffentlichungsdatum: | 15.05.2003 |
| Rubrik: | Aktiengesellschaften |
| Veröffentlichungspflichtiger: | KONTRON AG<br>Eching |
| Auftragsnummer: | 030502000292 |



**Bekanntmachungstext:**


kontron
... always a Jump ahead!

# KONTRON AG

## ECHING

### - Wertpapier-Kenn-Nr. 605 395 / ISIN DE0006053952 -

### Einladung 2003

Wir laden hiermit unsere Aktionärinnen und Aktionäre ein zu der **am Dienstag, den 24. Juni 2003, um 10.00 Uhr** in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising stattfindenden **ordentlichen Hauptversammlung**.

### Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2002 der Kontron AG und des gebilligten Konzernabschlusses nebst Lagebericht zum 31. Dezember 2002 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2002**

2. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands im Geschäftsjahr 2002 Entlastung für diesen Zeitraum zu erteilen.

3. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2002

Entlastung für diesen Zeitraum zu erteilen.

4. **Beschlussfassung über die Bestellung des Abschlussprüfers und Konzernabschlussprüfers**
   Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in München zum Abschlussprüfer und Konzernabschlussprüfer für das Geschäftsjahr 2003 zu bestellen.

5. **Neuwahl des Aufsichtsrats**
   Die Amtszeit der derzeitigen Aufsichtsratsmitglieder endet mit dem Ablauf der ordentlichen Hauptversammlung am 24. Juni 2003. Der Aufsichtsrat der Gesellschaft besteht gemäß § 12 Abs. 1 der Satzung in Verbindung mit §§ 95 Abs. 1, 96 Abs. 1 AktG aus 3 Mitgliedern, die von der Hauptversammlung gewählt werden.
   Der Aufsichtsrat schlägt vor, folgenden Beschluss zu fassen:
   „Herr Dr. Jens Neiser, Rechtsanwalt und Unternehmensberater, Warngau, Herr Dipl. Ing. Helmut Krings, Management Consultant, Ottobrunn, und Herr Pierre McMaster, Ingenieur, Laval, Paton Island, Canada, werden zu Mitgliedern des Aufsichtsrats gewählt. Die Amtszeit der neu gewählten Mitglieder des Aufsichtsrats beginnt mit dem Ablauf der ordentlichen Hauptversammlung der Gesellschaft am 24. Juni 2003 und endet mit Ablauf der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit, also für das Geschäftsjahr 2007, beschließt, wobei das Geschäftsjahr in dem die Amtszeit beginnt, nicht mitgerechnet wird."
   Die Hauptversammlung ist an Wahlvorschläge nicht gebunden.
   Herr Dr. Neiser ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

   - Swyx AG, Dortmund, (stellvertretender Aufsichtsratsvorsitzender);
   - getmobile AG, München, (stellvertretender Aufsichtsratsvorsitzender);
   - Otop AG, Mainz, (stellvertretender Aufsichtsratsvorsitzender).

   Herr Krings ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

   - abbaXX AG, Stuttgart, (Mitglied des Aufsichtsrats);
   - DNS AG, Fürstenfeldbruck, (Mitglied des Aufsichtsrats).

   Herr McMaster ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

   - Kontron Mobile Inc., Minneapolis, (Mitglied des Board of Directors);
   - Kontron America Inc., San Diego, (Mitglied des Board of Directors).

6. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**
   Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:
   „Die Gesellschaft wird dazu ermächtigt, Aktien der Kontron AG zu erwerben. Die Ermächtigung ist auf den Erwerb von eigenen Aktien mit einem rechnerischen Anteil am Grundkapital von insgesamt bis zu EUR 4.565.411,00 beschränkt. Die Ermächtigung kann ganz oder in Teilbeträgen, einmal oder mehrmals ausgeübt werden. Die Ermächtigung gilt bis zum 24. Dezember 2004.
   Der Erwerb erfolgt über die Börse. Der von der Gesellschaft gezahlte Gegenwert der Aktien (ohne Erwerbsnebenkosten) darf den Eröffnungskurs im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) am Handelstag an der Wertpapierbörse Frankfurt am Main um nicht mehr als 10 % überschreiten und nicht mehr als 10 % unterschreiten.
   Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Kontron AG, die aufgrund dieser Ermächtigung erworben werden, neben der Veräußerung über die Börse

   - Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegenleistung anzubieten. Das Bezugsrecht der Aktionäre

auf die eigenen Aktien wird insoweit ausgeschlossen;

- an Dritte zu veräußern. Der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, darf den Mittelwert der Schlussauktionspreise im Xetra–Handel (oder einem an die Stelle des Xetra–Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main während der drei Börsentage vor dem Tag der verbindlichen Vereinbarung mit dem Dritten um nicht mehr als 5 % unterschreiten (ohne Veräußerungsnebenkosten). Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen, wobei beim Gebrauchmachen dieser Ermächtigung der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG berücksichtigt wird;
- unter gleichzeitiger Herabsetzung des Grundkapitals einzuziehen, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf.

Vorstehende Ermächtigungen betreffend die Verwertung der erworbenen eigenen Aktien können einmal oder mehrmals, ganz oder in Teilen, einzeln oder gemeinsam ausgeübt werden. Der Vorstand wird die Hauptversammlung über die Gründe und den Zweck des Erwerbs eigener Aktien, über die Zahl der erworbenen Aktien und den auf sie entfallenden Betrag des Grundkapitals sowie über den Gegenwert, der für die Aktien gezahlt wurde, jeweils unterrichten."

7. **Beschlussfassung über die Anpassung der Genehmigten Kapitalia**

Das Genehmigte Kapital 2002 I (§ 4 Abs. 3 der Satzung) ist dazu bestimmt, Verpflichtungen zur Ausgabe neuer Aktien, die von den Rechtsvorgängerinnen der Gesellschaft in Zusammenhang mit Unternehmenskaufverträgen eingegangen wurden, abzusichern. Einige dieser Verpflichtungen sind zwischenzeitlich erloschen.

Das Genehmigte Kapital 2002 II dient der Bedienung von Optionsrechten bzw. Wandlungsrechten, die von den Rechtsvorgängerinnen der Gesellschaft oder deren mittelbaren oder unmittelbaren Tochtergesellschaften an Mitarbeiter ausgegeben worden sind und vor dem 1. September 2004 ausübbar sind. Insoweit, als diese Options– bzw. Wandlungsrechte verfallen sind bzw. auf sie verzichtet worden ist, soll das Genehmigte Kapital 2002 II ermäßigt werden.

Um die Einziehung von eigenen Aktien, die gemäß der zu vorstehendem Tagesordnungspunkt 6 beschlossenen Ermächtigung zum Erwerb eigener Aktien erworben werden, unter gleichzeitiger Herabsetzung des Grundkapitals zu ermöglichen, ist es erforderlich, den Umfang des Genehmigten Kapitals 2002 III zu reduzieren.

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Die in § 4 Abs. 3 der Satzung enthaltene Ermächtigung, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 700.000,00 durch Ausgabe von bis zu 700.000 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen, wird dahingehend abgeändert, dass diese Ermächtigung auf eine Kapitalerhöhung um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu insgesamt 357.150 neuen Stückaktien ermäßigt wird.

§ 4 Abs. 3 der Satzung erhält demzufolge folgenden Wortlaut:

„(3) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG sowie Kontron embedded computers AG) bis zum 15. April 2002 abgeschlossen worden sind (Genehmigtes Kapital 2002 I). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats."

b) Die in § 4 Abs. 4 der Satzung enthaltene Ermächtigung, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 1.270.780,00 durch Ausgabe von bis zu 1.270.780 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen, wird dahingehend abgeändert, dass diese Ermächtigung auf eine

Kapitalerhöhung um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu insgesamt 505.200 neuen Stückaktien ermäßigt wird.
§ 4 Abs. 4 der Satzung erhält demzufolge folgenden Wortlaut:
„(4) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die neuen Aktien an die Inhaber von Optionsrechten, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG) oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften ausgegeben worden sind, nach Ausübung des Optionsrechts ausgegeben werden oder als die neuen Aktien an die Inhaber von Wandelschuldverschreibungen, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG) ausgegeben worden sind, nach Ausübung des Wandlungsrechts ausgegeben werden (Genehmigtes Kapital 2002 II). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats."

c) Die Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtrats einmal oder mehrfach um bis zu insgesamt EUR 20.856.000,00 durch Ausgabe von bis zu 20.856.000 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 III) wird dahingehend abgeändert, dass die Ermächtigung sich nunmehr nur noch auf eine Kapitalerhöhung um bis zu insgesamt EUR 19.500.000,00 durch Ausgabe von bis zu 19.500.000 neuen Stückaktien bezieht.
Demzufolge erhält § 4 Abs. 5 der Satzung folgenden Wortlaut:
„(5) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 19.500.000,00 durch Ausgabe von bis zu 19.500.000 neuen Stückaktien gegen Bar– oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 III). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:

- Wenn die Aktien ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
- zur Einführung von Aktien der Gesellschaft oder von Zertifikaten, die Aktien der Gesellschaft vertreten, an ausländischen Börsen, an denen die Aktien der Gesellschaft oder Zertifikate, die Aktien der Gesellschaft vertreten, nicht zum Handel zugelassen sind;
- soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
- für Spitzenbeträge;
- wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10 %–Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen;
- wenn die Aktien in Zusammenhang mit dem Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen oder in Zusammenhang mit Unternehmenszusammenschlüssen den Veräußerern zum Erwerb angeboten werden.

Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats.""

8. **Beschlussfassung über die Anpassung der Bedingten Kapitalia**

Das Bedingte Kapital 2002 I dient der Bedienung von Wandlungs- oder Aktienoptionsrechten, die von den Rechtsvorgängerinnen der Gesellschaft an deren Mitarbeiter und Mitglieder der Geschäftsführung sowie deren Tochtergesellschaften ausgegeben worden sind. Dieses Bedingte Kapital 2002 I wird insoweit nicht mehr benötigt, als diese Aktienoptionen bzw. Wandlungsrechte verfallen sind, bzw. auf diese verzichtet wurde.

Das Bedingte Kapital 2002 II dient zur Absicherung von Wandlungsrechten, die von den Rechtsvorgängerinnen der Gesellschaft in Zusammenhang mit Unternehmenskäufen ausgegeben worden sind. Infolge Zeitablaufs ist ein Teil dieser Wandlungsrechte nicht mehr ausübbar bzw. verfallen.

Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:

„a) Das Bedingte Kapital 2002 I von bis zu EUR 2.270.740,00 auf das insgesamt bis zu 2.270.740 neue Aktien ausgegeben werden können, wird dahingehend abgeändert, dass es nur noch bis zu EUR 875.500,00, zerlegt in bis zu 875.500 Aktien, beträgt.

§ 4 Abs. 6 der Satzung erhält demzufolge folgenden neuen Wortlaut:

„(6) Das Grundkapital der Gesellschaft ist um bis zu EUR 875.500,00 durch Ausgabe von insgesamt bis zu 875.500 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2002 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Bezugsrechte auf Aktien an die Inhaber von Umtausch- oder Bezugsrechten auf Aktien, die von den Rechtsvorgängerinnen der Gesellschaft, nämlich der JUMPtec Industrielle Computertechnik AG und der Kontron embedded computers AG, an Mitarbeiter und Mitglieder der Geschäftsführung der vorgenannten Gesellschaften sowie deren Tochtergesellschaften ausgegeben worden waren, im Umtausch gegen jene Rechte ausgegeben worden sind und deren Inhaber das gewährte Umtausch- oder Bezugsrecht ausüben. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Umtausch oder Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen."

b) Das Bedingte Kapital 2002 II von bis zu EUR 621.500,00, auf das bis zu 621.500 neue Aktien ausgegeben werden können, wird reduziert auf bis zu EUR 115.000,00, zerlegt in bis zu 115.000 neue Aktien.

§ 4 Abs. 7 der Satzung erhält demzufolge folgenden Wortlaut:

„(7) Das Grundkapital der Gesellschaft ist um bis zu EUR 115.000,00 durch Ausgabe von insgesamt bis zu 115.000 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2002 II). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Wandlungsrechten oder Optionsscheinen, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG sowie Kontron embedded computers AG) ausgegeben worden sind, von ihrem Wandlungs- bzw. Optionsrecht Gebrauch machen. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.““

9. **Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 I zur Bedienung des Aktienoptionsplanes 2003 und entsprechende Satzungsänderung**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Das Grundkapital der Gesellschaft wird um bis zu insgesamt EUR 3.000.000,00 durch Ausgabe von bis zu insgesamt 3.000.000 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2003 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die von der Gesellschaft im Rahmen des Aktienoptionsprogramms 2003 gewährt werden, ihr Optionsrecht ausüben. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.

b) Das Aktienoptionsprogramm 2003 hat folgende Eckpunkte:

(1) Bezugsberechtigte und Gesamtvolumen

Im Rahmen des Aktienoptionsprogramms 2003 können Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") nur an Mitglieder des Vorstands der Kontron AG („Gruppe 1"), Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften, also an Gesellschaften, an denen die Kontron AG mittelbar oder unmittelbar über mehr als 50 % der Anteile oder der Stimmrechte verfügt oder gegenüber denen die Kontron AG mittelbar oder unmittelbar herrschendes Unternehmen aufgrund eines Beherrschungsvertrages oder eines vergleichbaren Konzernvertrages ist, („Gruppe 2") und an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften („Gruppe 3") ausgegeben werden. Insgesamt können für alle Gruppen zusammen während der Laufzeit des Aktienoptionsprogramms von knapp viereinhalb Jahren maximal 3.000.000 Aktienoptionen („Gesamtvolumen") ausgegeben werden. Das Gesamtvolumen teilt sich wie folgt auf die einzelnen Bezugsberechtigten auf:

(a) für Bezugsberechtigte der Gruppe 1 insgesamt höchstens 600.000 Aktienoptionen (also insgesamt höchstens 20 % des Gesamtvolumens);

(b) für Bezugsberechtigte der Gruppe 2 insgesamt höchstens 400.000 Aktienoptionen (also insgesamt höchstens 13,33 % des Gesamtvolumens) und

(c) für Bezugsberechtigte der Gruppe 3 insgesamt höchstens 2.000.000 Aktienoptionen (also insgesamt höchstens 66,67 % des Gesamtvolumens).

An Bezugsberechtigte, die mehreren Gruppen angehören (z. B. Gruppe 1 und Gruppe 2 oder Gruppe 2 und Gruppe 3), können Aktienoptionen nur unter Anrechnung auf das Kontingent der höheren Gruppe, der sie angehören, gewährt werden.

(2) Ausgestaltung

(a) Tranchen: Pro Kalenderjahr dürfen nicht mehr als 50 % des Gesamtvolumens ausgegeben werden.

(b) Ausgabezeiträume: Aktienoptionen können viermal jährlich ausgegeben werden und zwar zwischen dem 11. und 26. Börsenhandelstag an der Frankfurter Wertpapierbörse jeweils nach Veröffentlichung des Konzernabschlusses sowie des Quartalberichts für das 1., 2. und 3. Quartal eines Geschäftsjahres; Ausgabetag ist bei der Gewährung von Aktienoptionen an Bezugsberechtigte der Gruppe 1 der Tag, an dem der Aufsichtsrat der Gesellschaft über die Gewährung beschließt, und im Übrigen der Tag, an dem der Vorstand der Gesellschaft über die Gewährung beschließt.

(c) Haltefrist: Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50 % der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50 % der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

(d) Ausübungszeitraum und Ausübungsfenster: Die Aktienoptionen können während ihrer Laufzeit und nach Ablauf der jeweiligen Wartezeit in Ausübungszeiträumen, die jeweils zehn Börsenhandelstage an der Frankfurter Wertpapierbörse betragen und jeweils mit Beginn des fünften Börsenhandelstages nach dem Tag der ordentlichen Hauptversammlung der Gesellschaft und nach Veröffentlichung des Quartalsberichts für das dritte Quartal des Geschäftsjahres der Gesellschaft beginnen, ausgeübt werden.

(e) Sperrfristen: Die Aktienoptionen können auch während eines Ausübungszeitraums während folgender „Ausübungssperrfristen" nicht ausgeübt werden

- von dem Tag an, an dem die Kontron AG ein Angebot an ihre Aktionäre zum Bezug von neuen Aktien oder Schuldverschreibungen oder sonstigen Wertpapieren mit Wandel- oder Optionsrechten im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die bezugsberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Bezugsrecht" notiert werden und
- von dem Tag an, an dem die Kontron AG die Ausschüttung einer Sonderdividende im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die sonderdividendenberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Dividende" notiert werden.

(f) Ausübungspreis und Ausübungshürde: Die Aktienoptionen können nur gegen Zahlung des Ausübungspreises, der 115 % des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an zwanzig unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag, beträgt, ausgeübt werden.

(g) Nichtübertragbarkeit: Die Aktienoptionen sind nicht übertragbar, sondern können nur durch den Bezugsberechtigten ausgeübt werden. Sie können jedoch von Todes wegen auf den Ehegatten und die Kinder des Bezugsberechtigten übergehen.

(3) Erfüllung des Bezugsrechts

Den Bezugsberechtigten kann angeboten werden, an Stelle der Ausgabe von Aktien aus dem hierfür geschaffenen Bedingten Kapital 2003 I wahlweise eigene Aktien zu erwerben oder einen Barausgleich zu erhalten. Die Entscheidung, welche Alternative den Bezugsberechtigten im Einzelfall angeboten wird, trifft der Vorstand im Einvernehmen mit dem Aufsichtsrat, soweit Bezugsberechtigte der Gruppen 2 und 3 betroffen sind, bzw. der Aufsichtsrat, soweit Bezugsberechtigte der Gruppe 1 betroffen sind. Diese Organe haben sich bei ihrer Entscheidung allein vom Interesse der Gesellschaft und ihrer Aktionäre leiten zu lassen. Der Barausgleich soll den Unterschiedsbetrag zwischen dem Ausübungspreis und dem Eröffnungskurs der Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) am Ausübungstag ausmachen.

(4) Weitere Regelungen

Die weiteren Regelungen für die Ausübung der Aktienoptionen und die weiteren Ausübungsbedingungen werden durch den Aufsichtsrat festgesetzt, soweit die Mitglieder des Vorstands der Gesellschaft betroffen sind. Im Übrigen ist der Vorstand der Gesellschaft für die Festlegung dieser Einzelheiten zuständig, der, soweit gesetzlich erforderlich, im Einvernehmen mit den Organen der Konzerngesellschaften entscheidet, die für die Vergütung der Bezugsberechtigten zuständig sind. Zu den weiteren Regelungen gehören insbesondere:

(a) Bestimmung der Bezugsberechtigten und Festsetzung der Anzahl der ihnen jeweils zu gewährenden Aktienoptionen

(b) Festlegung der Bestimmungen über die Durchführung des Aktienoptionsprogramms

(c) Verfahren der Gewährung und der Ausübung von Aktienoptionen sowie von deren Verfall

(d) Bestimmungen über die Behandlung von Aktienoptionen in Sonderfällen, z. B. Ausscheiden des Bezugsberechtigten aus der Kontron-Gruppe oder Tod des Bezugsberechtigten oder Bezugsberechtigte mit Wohn- oder Dienstsitz im Ausland.

(5) Besteuerung

Sämtliche Steuern, die bei Ausübung der Aktienoptionen oder bei Verkauf der Aktien durch die Bezugsberechtigten fällig werden, tragen die Bezugsberechtigten.

(6) Berichtspflicht

Der Vorstand wird über die Ausnutzung des Aktienoptionsprogramms und die den Bezugsberechtigten eingeräumten Aktienoptionen sowie die ausgeübten Aktienoptionen für jedes Geschäftsjahr im Geschäftsbericht berichten.

c) § 4 der Satzung erhält folgenden neuen Abs. 8:

„(8) Das Grundkapital der Gesellschaft ist um bis zu EUR 3.000.000,00 durch Ausgabe von insgesamt bis zu 3.000.000 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2003 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.""

10. **Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 II und die Ermächtigung zur Ausgabe von Wandelschuldverschreibungen sowie von Optionsschuldverschreibungen**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Der Vorstand wird ermächtigt, bis zum 24. Juni 2008 einmalig oder mehrmals auf den Inhaber und/oder den Namen lautende Wandel- und/oder Optionsschuldverschreibungen (nachstehend gemeinsam „Schuldverschreibungen") im Gesamtnennbetrag von bis zu EUR 60.000.000,00 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf die neuen Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt EUR 6.000.000,00 nach näherer Maßgabe der Wandel- bzw.

Optionsanleihebedingungen zu gewähren.
Die Schuldverschreibungen können außer in EUR auch – unter Begrenzung auf den entsprechenden Eurogegenwert – in der gesetzlichen Währung eines OECD–Landes begeben werden. Sie können auch durch unmittelbare oder mittelbare Mehrheitsbeteiligungsgesellschaften der Gesellschaft begeben werden; in diesem Fall wird der Vorstand ermächtigt, für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern bzw. Gläubigern solcher Schuldverschreibungen Wandlungsrechte bzw. Optionsrechte auf die neuen Aktien der Gesellschaft zu gewähren.
Die Schuldverschreibungen sollen von einem Bankenkonsortium mit der Verpflichtung übernommen werden, sie den Aktionären der Gesellschaft zum Bezug anzubieten, sofern sie den Aktionären nicht zu unmittelbarem Bezug angeboten werden. Der Vorstand ist jedoch mit Zustimmung des Aufsichtsrats ermächtigt, das Bezugsrecht der Aktionäre der Gesellschaft auf die Schuldverschreibungen mit Wandlungs– oder Optionsrecht auf Aktien der Gesellschaft ganz oder teilweise auszuschließen,

- sofern der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Teilschuldverschreibungen nicht wesentlich unterschreitet. Der Bezugsrechtsausschluss besteht jedoch nur für Teilschuldverschreibungen mit einem Wandlungs– bzw. Optionsrecht auf Aktien mit einem anteiligen Betrag des Grundkapitals von bis zu 10 % des Grundkapitals; für die Frage des Ausnutzens der 10 %–Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen;
- sofern es erforderlich ist, um den Inhabern bzw. Gläubigern von dann ausstehenden Optionsscheinen, Optionsrechten, Wandelschuldverschreibungen und Wandelgenussscheinen ein Bezugsrecht auf Wandelschuldverschreibungen bzw. Optionsschuldverschreibungen in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Wandlungs– bzw. Optionsrechts bzw. Erfüllung der Wandlungspflicht zustehen würde;
- um Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben, von dem Bezugsrecht der Aktionäre auszunehmen;
- soweit die Schuldverschreibungen in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar– und/oder Sachgegenleistungen ausgegeben werden.

Im Falle der Ausgabe von auf den Inhaber lautenden Wandelschuldverschreibungen erhalten die Inhaber – ansonsten die Gläubiger – der Schuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der Wandelanleihebedingungen in neue Aktien der Gesellschaft umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nominalbetrag liegenden Ausgabebetrags einer Teilschuldverschreibung durch den festgelegten Wandlungspreis für eine Aktie der Gesellschaft ergeben. Es kann vorgesehen werden, dass das Umtauschverhältnis variabel und der Wandlungspreis innerhalb einer festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses während der Laufzeit oder während eines bestimmten Zeitraums innerhalb der Laufzeit festgesetzt wird. Das Umtauschverhältnis kann in jedem Fall auf eine ganze Zahl auf– oder abgerundet werden; ferner kann eine in bar zu leistende Zuzahlung festgelegt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden.
Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung eine oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der vom Vorstand festzulegenden Optionsbedingungen zum Bezug von neuen Aktien der Gesellschaft berechtigen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Aktien darf den Nennbetrag der Optionsschuldverschreibungen nicht übersteigen. §§ 9 Abs. 1 und 199 Abs. 2 AktG bleiben unberührt. Die Laufzeit der Optionsrechte darf höchstens 20 Jahre betragen.
Die Umtauschbedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit (oder zu einem früheren Zeitpunkt) begründen. Schließlich können die Wandelanleihebedingungen vorsehen, dass im Falle der Wandlung die Gesellschaft dem Wandlungsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt, der nach näherer Maßgabe der Anleihebedingungen dem Durchschnittspreis der Aktien der Gesellschaft in der Schlussauktion im Xetra–Handel (oder einem an die

Stelle des Xetra–Systems getretenen funktional vergleichbarem Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main während der letzten 1 bis 10 Börsentage vor Erklärung der Wandlung entspricht. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilwandelschuldverschreibung nicht übersteigen. §§ 9 Abs. 1 und 199 Abs. 2 AktG bleiben unberührt. Sofern die Schuldverschreibungen nicht in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar– und/oder Sachgegenleistungen ausgegeben werden, muss der jeweils festzusetzende Wandlungs– bzw. Optionspreis für eine Aktie der Gesellschaft (Bezugspreis) auch bei einem variablen Umtauschverhältnis/Optionspreis entweder (a) mindestens 80 % des durchschnittlichen Schlussauktionspreises der Aktien der Gesellschaft im Xetra–Handel (oder einem an die Stelle des Xetra–Systems getretenen funktional vergleichbaren Nachfolgesystem) (i) an den 10 Börsentagen unmittelbar vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel– oder Optionsschuldverschreibungen oder (ii) an den 5 Börsenhandelstagen unmittelbar vor der öffentlichen Bekanntgabe eines Angebots zur Zeichnung von Schuldverschreibungen oder (iii) an den 5 Börsenhandelstagen unmittelbar vor der Abgabe der Annahmeerklärung durch die Gesellschaft nach einer öffentlichen Aufforderung zur Abgabe von Zeichnungsangeboten betragen oder (b) mindestens 80 % des durchschnittlichen Schlussauktionspreises der Aktien der Gesellschaft im Xetra–Handel (oder einem an die Stelle des Xetra–Systems getretenen funktional vergleichbaren Nachfolgesystem) während der Tage, an denen die Bezugsrechte an der Wertpapierbörse Frankfurt am Main gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels, entsprechen.
Der Wandlungs– bzw. Optionspreis kann unbeschadet der §§ 9 Abs. 1 und 199 Abs. 2 AktG aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel– bzw. Optionsanleihebedingungen durch Zahlung eines entsprechenden Betrages in Geld bei Ausnutzung des Wandlungsrechts bzw. durch Herabsetzung der Zuzahlung ermäßigt werden, wenn die Gesellschaft während der Wandlungs– bzw. Optionsfrist unter Einräumung des Bezugsrechts an ihre Aktionäre das Grundkapital erhöht oder weitere Wandel– oder Optionsanleihen bzw. Wandel– oder Optionsgenussrechte begibt, bzw. sonstige Optionsrechte gewährt und den Inhabern von Wandlungs– oder Optionsrechten kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung des Wandlungs– oder Optionsrechts zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch – soweit möglich – das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Die Bedingungen können darüber hinaus für den Fall der Kapitalherabsetzung eine Anpassung der Wandlungs– bzw. Optionsrechte vorsehen.
Der Vorstand wird ermächtigt, die weiteren Einzelheiten der Ausgabe und Ausstattung der Wandel– und/oder Optionsschuldverschreibungen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Wandlungs– bzw. Optionspreis und den Wandlungs– bzw. Optionszeitraum festzusetzen bzw. im Einvernehmen mit den Organen der die Wandel– und/oder Optionsschuldverschreibungen begebenen Beteiligungsgesellschaften festlegen.

b) Das Grundkapital wird um bis zu EUR 6.000.000,00 bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Aktienrechten an die Inhaber bzw. Gläubiger von Schuldverschreibungen, die gemäß vorstehender Ermächtigung unter lit. a) bis zum 24. Juni 2008 von der Gesellschaft oder durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der Gesellschaft begeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem gemäß lit. a) jeweils festzulegenden Wandlungs– bzw. Optionspreis. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird, oder wie die zur Wandlung verpflichteten Inhaber bzw. Gläubiger ihre Pflicht zur Wandlung erfüllen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs– bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil. Der Vorstand wird ermächtigt, die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzusetzen.

c) § 4 der Satzung erhält einen neuen Absatz 9 mit folgendem Wortlaut:
„(9) Das Grundkapital ist um bis zu EUR 6.000.000,00 durch Ausgabe von bis zu 6.000.000 Stückaktien bedingt erhöht (Bedingtes Kapital 2003 II). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt,

wie

- die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen, die den von der Gesellschaft oder deren unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 24. Juni 2003 bis zum 24. Juni 2008 auszugebenden Wandel– oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs– bzw. Optionsrechten Gebrauch machen oder
- die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder deren unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 24. Juni 2003 bis zum 24. Juni 2008 auszugebenden Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen.

Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs– bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.
Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen."

d) Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 9 der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals anzupassen.""

11. **Beschlussfassung über Satzungsänderungen**
Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:
„a) In § 3 der Satzung wird klargestellt, dass die Bekanntmachungen der Gesellschaft im elektronischen Bundesanzeiger erfolgen.
b) § 3 der Satzung wird neu gefasst wie folgt:
„Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger, soweit nicht gesetzlich die Veröffentlichung im Bundesanzeiger vorgeschrieben ist.""

12. **Beschlussfassung über die Zustimmung zum Abschluss eines Gewinnabführungsvertrages**
Vorstand und Aufsichtsrat schlagen vor zu beschließen:
„Dem Abschluss des Gewinnabführungsvertrages zwischen der Kontron AG als herrschender Gesellschaft und der Kontron Modular Computers GmbH als beherrschter Gesellschaft wird zugestimmt."
Der Gewinnabführungsvertrag zwischen der Kontron AG und der Kontron Modular Computers GmbH hat folgenden wesentlichen Inhalt:
**§ 1 Gewinnabführung**
(1) Die Organgesellschaft (Kontron Modular Computers GmbH) verpflichtet sich, ihren ganzen Gewinn an die Organträgerin (Kontron AG) abzuführen. Abzuführen ist – vorbehaltlich der Bildung oder Auflösung von Rücklagen gemäß dem nachfolgenden Absatz 2 – der ohne die Gewinnabführung entstehende Jahresüberschuss, vermindert um einen etwaigen Verlustvortrag und um den Betrag, der in die gesetzlich erforderlichen Rücklagen einzustellen ist. Der Jahresüberschuss versteht sich nach Ertragsteuern, sofern solche in Folge einer etwaigen zeitlichen Inkongruenz zwischen der Laufzeit dieses Vertrages und dem Bestehen eines ertragsteuerlichen Organschaftsverhältnisses gemäß § 14 KStG oder diese Norm ersetzender Vorschriften des Ertragsteuerrechts anfallen.
(2) Die Organgesellschaft kann mit Zustimmung der Organträgerin Beträge aus dem Jahresüberschuss insoweit in die Gewinnrücklage einstellen, als dies handelsrechtlich zulässig und bei vernünftiger kaufmännischer Betrachtung wirtschaftlich begründet ist. Während der Laufzeit dieses Vertrages gebildete Rücklagen sind auf Verlangen der Organträgerin aufzulösen, soweit dies gesetzlich zulässig ist. Die Auflösung und Abführung von Beträgen aus Rücklagen, die vor Inkrafttreten dieses Vertrages gebildet wurden, oder eines zu diesem Zeitpunkt etwaig bestehenden Gewinnvortrages sind ausgeschlossen.
(3) Die Verpflichtung zur Gewinnabführung gilt erstmals für den ganzen Gewinn im Sinne dieses § 1, der in dem Geschäftsjahr der Organgesellschaft, das am 1. Januar 2003 begonnen hat, angefallen ist.
**§ 2 Verlustübernahme**

(1) Die Organträgerin ist verpflichtet, jeden während der Vertragsdauer entstehenden Jahresfehlbetrag der Organgesellschaft auszugleichen, soweit dieser nicht durch die Auflösung von Rücklagen, die während der Vertragsdauer gebildet worden sind, ausgeglichen wird.
(2) Die Organgesellschaft kann nur entsprechend § 302 Abs. 3 AktG auf den Anspruch gemäß Abs. 1 verzichten oder sich über ihn vergleichen.

**§ 3 Wirksamwerden und Vertragsdauer**

(1) Dieser Vertrag wird unter dem Vorbehalt der Zustimmung der Hauptversammlung der Organträgerin und der Gesellschafterversammlung der Organgesellschaft abgeschlossen.
(2) Er wird wirksam mit der Eintragung in das Handelsregister der Organgesellschaft und gilt rückwirkend für die Zeit ab dem 1. Januar 2003, 0:00 Uhr.
(3) Der Vertrag kann erstmals zum Ablauf des 31. Dezember 2007, 24:00 Uhr, unter Einhaltung einer Kündigungsfrist von sechs Monaten gekündigt werden. Wird er nicht gekündigt, so verlängert er sich bei gleicher Kündigungsfrist um jeweils ein weiteres Jahr.
(4) Das Recht zur Kündigung dieses Vertrages aus wichtigem Grund ohne Einhaltung einer Kündigungsfrist bleibt unberührt. Die Organträgerin ist insbesondere zur Kündigung aus wichtigem Grund berechtigt, wenn ihr nicht mehr die Mehrheit der Stimmrechte aus den Geschäftsanteilen der Organgesellschaft zusteht. Die Organträgerin ist im Falle einer Kündigung aus wichtigem Grund lediglich zum Ausgleich der anteiligen Verluste der Organgesellschaft bis zum Eintritt der Wirksamkeit der Kündigung verpflichtet.
(5) Endet der Vertrag, hat die Organträgerin den Gläubigern der Organgesellschaft entsprechend § 303 AktG Sicherheit zu leisten.

**Berichte des Vorstands zu den Tagesordnungspunkten 6, 9, 10 und 12:**

Zu den Tagesordnungspunkten 6, 9, 10 und 12 hat der Vorstand der Gesellschaft gemäß den gesetzlichen Vorschriften Berichte erstattet, deren wesentlicher Inhalt wie folgt bekannt gemacht wird:

1. **Wesentlicher Inhalts des Berichts des Vorstands zu Punkt 6 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Veräußerung eigener Aktien**

   Die Veräußerung erworbener eigener Aktien soll auch, sofern nicht der Weg der Veräußerung über die Börse gewählt wird, unter Ausschluss des Bezugsrechts der Aktionäre erfolgen können. Dies ist für den Fall vorgesehen, dass die Gesellschaft die Aktien Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen daran oder zu einem börsenkursnahen Preis anbietet. Den damit verbundenen Bezugsrechtsausschluss begründen wir wie folgt:
   Die Gesellschaft soll auch in der Lage sein, eigene Aktien zur Verfügung zu haben, um diese als Gegenleistung im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Unternehmensbeteiligungen gewähren zu können, ohne hierzu Aktien aus dem genehmigten Kapital schaffen zu müssen. Der internationale Wettbewerb und die Globalisierung der Wirtschaft verlangen zunehmend diese Form der Gegenleistung. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft daher die notwendige Flexibilität geben, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und flexibel ausnutzen zu können.
   Daneben soll der Vorstand ermächtigt werden, die erworbenen Aktien zu einem börsenkursnahen Preis an Dritte zu veräußern. Den Interessen unserer Aktionäre an einer Nicht-Verwässerung ihrer Beteiligung wird dadurch Rechnung getragen, dass der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, den Mittelwert der Schluss-Auktionspreise im Xetra-Handel oder einem vergleichbaren Nachfolgesystem der Frankfurter Wertpapierbörse während der drei Börsentage vor der Unterzeichnung der Abrede mit dem Dritten um nicht mehr als 5 % unterschreiten darf.
   Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen nicht. Der Vorstand wird der Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigung erstatten.

2.

**Wesentlicher Inhalt des Berichts des Vorstands zum Aktienoptionsprogramm 2003 (Punkt 9 der Tagesordnung)**

Die Ausgabe von Aktienoptionen ist heute wichtiger Bestandteil moderner Vergütungssysteme und national wie international weit verbreitet. Auch die Kontron AG muss sich diese Möglichkeit wieder schaffen, um ihren Führungskräften im In- und Ausland im Vergleich zum Wettbewerb attraktive Arbeitsbedingungen bieten zu können. Das Aktienoptionsprogramm 2003 soll die Führungskräfte motivieren, konsequent an der Wertsteigerung des Unternehmens zu arbeiten. Dies kommt sowohl den Aktionären als auch den Mitarbeitern zugute. Aktienoptionen bringen die Interessen von Führungskräften und Eigentümern der Gesellschaft in Einklang. Darüber hinaus tragen sie dazu bei, das Vertrauen der Finanzmärkte in das Unternehmen und sein erfolgsorientiertes Management zu stärken.
Die Rechtsvorgängerinnen der Gesellschaft (Kontron embedded computers AG und JUMPtec Industrielle Computertechnik AG) verfügten über vergleichbare Aktienoptions- bzw. Wandelschuldverschreibungsprogramme, die jedoch infolge der Fusion im Jahre 2002 beendet wurden.
Die Einzelheiten des Aktienoptionsprogramms der Kontron AG, das der Hauptversammlung zur Beschlussfassung vorgelegt wird, sind nachfolgend erläutert:
Der bezugsberechtigte Personenkreis setzt sich zusammen aus den Mitgliedern des Vorstands der Gesellschaft (Gruppe 1), den Mitgliedern der Geschäftsleitungsorgane von Konzerngesellschaften (Gruppe 2) und weiteren Führungskräften der Kontron AG und der Konzerngesellschaften (Gruppe 3). Zu den Bezugsberechtigten der Gruppen 2 und 3 gehören Geschäftsleitungsorgane und Mitarbeiter nachgeordneter verbundener Unternehmen nur dann, wenn die Kontron AG unmittelbar oder mittelbar über mehr als 50 % der Anteile oder Stimmrechte verfügt oder wenn das Unternehmen aufgrund eines Beherrschungs- oder vergleichbaren Vertrages von der Kontron AG beherrscht wird.
Insgesamt werden für alle Gruppen zusammen maximal 3.000.000 Aktienoptionen ausgegeben. Das Gesamtvolumen teilt sich folgendermaßen auf die einzelnen Gruppen von Begünstigten auf:
Die Bezugsberechtigten der Gruppe 1 erhalten zusammen höchstens 600.000 Bezugsrechte oder 20 % des Gesamtvolumens, die Bezugsberechtigten der Gruppe 2 erhalten zusammen höchstens 400.000 Bezugsrechte, also zusammen höchstens 13,33 % des Gesamtvolumens und die Bezugsberechtigten der Gruppe 3 erhalten zusammen höchstens 2.000.000 Bezugsrechte oder 66,67 % des Gesamtvolumens.
Vorstände der Gesellschaft können, auch wenn sie in Konzerngesellschaften Geschäftsführungsfunktionen innehaben, nur in ihrer Eigenschaft als Vorstandsmitglieder der Gesellschaft am Aktienoptionsplan 2003 teilnehmen.
Zur Absicherung der an die Führungskräfte auszugebenden Bezugsrechte wird ein Bedingtes Kapital in Höhe von bis zu nominal EUR 3.000.000,00 der Hauptversammlung zur Abstimmung vorgeschlagen. Dieser Betrag entspricht rund 6,57 % des derzeitigen Grundkapitals und ist in Hinblick auf die Zahl der Begünstigten – derzeit rund 250 Personen angemessen.
Nach Eintragung des zur Bedienung der Aktienoptionen erforderlichen Bedingten Kapitals 2003 I können die Aktienoptionen viermal pro Geschäftsjahr ausgegeben werden, und zwar während dreiwöchiger (15 Börsenhandelstage) Ausgabezeiträume, die jeweils 2 Wochen (10 Börsenhandelstage) nach Veröffentlichung des Konzernabschlusses und der Quartalberichte für das 1., 2. und 3. Quartal beginnen. Pro Kalenderjahr dürfen höchstens 50 % des Gesamtvolumens ausgegeben werden. Der Tag der Entscheidung des Vorstands bzw. des Aufsichtsrats über die Ausgabe der Bezugsrechte gilt als Ausgabetag. Ein einmal ausgegebenes Bezugsrecht läuft über 5 Jahre.
Die Bezugsrechte sind nicht übertragbar und dürfen nur ausgeübt werden, wenn der Bezugsberechtigte im Zeitpunkt der Ausübung in einem unbeendeten Anstellungsverhältnis zu einem einbezogenen Unternehmen steht. Falls der Inhaber von Bezugsrechten zum Zeitpunkt der Kündigung oder Aufhebung seines Anstellungsverhältnisses zur Ausübung der Bezugsrechte berechtigt war, kann vorgesehen werden, dass er die Bezugsrechte bei Vorliegen der sonstigen Ausübungsvoraussetzungen auch noch in dem nächsten Ausübungszeitraum ausüben kann, der der Beendigung des Anstellungsverhältnisses folgt. Für den Todesfall sowie sonstige Sonderfälle des Ausscheidens einschließlich des Ausscheidens vom Unternehmen oder Betrieben aus dem Kreis der einbezogenen Unternehmen oder des Wechsels Bezugsberechtigter zu einer Gesellschaft der Kontron-Gruppe, die nicht zum Kreis der einbezogenen Unternehmen gehört, können Sonderregelungen getroffen werden. Die Wartezeit für die erstmalige

Ausübung von Bezugsrechten darf aber in keinem Fall auf weniger als zwei Jahre verkürzt werden. Jedes einzelne Bezugsrecht berechtigt den Bezugsberechtigten zum Bezug einer Stammaktie der Gesellschaft gegen Zahlung des Ausübungspreises, der 115 % des durchschnittlichen Schlusskurses im Xetra–Handel an den 20 Börsenhandelstagen vor dem Ausgabetag entspricht.
Die Bezugsrechte dürfen erst nach Ablauf einer Wartezeit, die mit dem Ausgabetag der Bezugsrechte beginnt und für 50 % der Aktienoptionen mit dem Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50 % mit dem Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag endet, ausgeübt werden. Somit ist sichergestellt, dass nur mittel– und längerfristige Unternehmenswertsteigerungen zu einer Ausübung von Bezugsrechten führen können. Darüber hinaus werden auf diese Weise Führungskräfte an die Gesellschaft gebunden.
Die Ausübungszeiträume beginnen jeweils mit dem fünften Börsenhandelstag nach Durchführung der jährlichen ordentlichen Hauptversammlung und dem fünften Börsenhandelstag nach Veröffentlichung des Quartalsberichts für das 3. Quartal. Jeder Ausübungszeitraum umfasst zwei Wochen (10 Börsenhandelstage). Die Bezugsberechtigten können Bezugsrechte auch in einem späteren Ausübungszeitraum ausüben.
Der Wert der im Rahmen des Aktienoptionsprogramms auszugebenen Aktienoptionen soll an folgender Beispielsrechnung verdeutlicht werden:
Das Grundkapital der Gesellschaft beträgt EUR 45.654.112,00. Diese Anzahl wird innerhalb des Betrachtungszeitraums als konstant angenommen.
Der Ausübungspreis beträgt 115 % des durchschnittlichen Börsenkurses gemäß Definition im Aktienoptionsprogramm 2003, der wiederum dem Börsenkurs am Ausgabetag entsprechen soll. Es wird angenommen, dass der Börsenkurs am Ausgabetag EUR 4,00 und der Ausübungspreis demzufolge EUR 4,60 beträgt.
Die folgende Tabelle verdeutlicht den Vorteil pro Aktienoption und bezogen auf das Gesamtvolumen von 3.000.000 Optionen, den die Bezugsberechtigten bei verschiedenen angenommenen Kurssteigerungen während der Laufzeit der Optionen haben werden im Verhältnis zum Wertzuwachs für die Aktionäre: Die angenommene Marktkapitalisierung der Gesellschaft am Ausgabetag beträgt EUR 182.616.448,00 (Anzahl der Aktien mal angenommener Börsenkurs von EUR 4,00).

| Kurssteigerung in % | 15 | 25 | 30 | 50 | 75 | 100 | 150 | 200 | 250 | 300 |
|---|---|---|---|---|---|---|---|---|---|---|
| Kurs am Ausübungstag in EUR | 4,60 | 5,00 | 5,20 | 6,00 | 7,00 | 8,00 | 10,00 | 12,00 | 14,00 | 16,00 |
| Wertzuwachs je Option | 0 | 0,40 | 0,60 | 1,40 | 2,40 | 3,40 | 5,40 | 7,40 | 9,40 | 11,40 |
| Gesamtwertzuwachs der Optionen in Mio. EUR | 0 | 1,2 | 1,8 | 4,2 | 7,2 | 10,2 | 16,2 | 22,2 | 28,2 | 34,2 |
| Wertzuwachs für die Aktionäre in Mio. EUR | 27,39 | 45,65 | 54,78 | 91,31 | 136,96 | 182,62 | 273,92 | 365,23 | 456,54 | 547,85 |
| Anteil des Wertzuwachses der Optionen am Wertzuwachs für die Aktionäre in % | 0 | 2,628 | 3,286 | 4,6 | 5,257 | 5,585 | 5,914 | 6,078 | 6,177 | 6,243 |

Zusammenfassend lässt sich sagen, dass durch das Aktienoptionsprogramm der Kontron AG das Ziel der Aktionäre, den Wert ihres Investments zu erhöhen, mit dem Interesse des Managements verknüpft wird.

3. **Wesentlicher Inhalt des Berichts des Vorstands zu Punkt 10 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Begebung von Wandel- oder Optionsschuldverschreibungen**

Durch Ausgabe von Wandel- oder Optionsschuldverschreibungen kann die Gesellschaft je nach aktueller Marktlage attraktive Finanzierungsmöglichkeiten nutzen. Die Möglichkeit, bei Wandelschuldverschreibungen eine Wandlungspflicht vorzusehen, erweitert die Spielräume für die Ausgestaltung derartiger Finanzierungsinstrumente. Dabei soll die Gesellschaft auch über ihre Beteiligungsgesellschaften je nach Marktlage den deutschen Kapitalmarkt oder die internationalen Kapitalmärkte in Anspruch nehmen und die Schuldverschreibungen außer in Euro auch in der gesetzlichen Währung eines OECD-Landes ausgeben können.
Den Aktionären soll grundsätzlich ein Bezugsrecht zustehen. Es kann jedoch mit Zustimmung des Aufsichtsrats der Gesellschaft ausgeschlossen werden, soweit die jeweilige Ausgabe zu einem Kurs erfolgt, der den theoretischen Marktwert nicht wesentlich unterschreitet. Durch den Ausschluss des Bezugsrechts erhält die Gesellschaft die Möglichkeit, günstige Börsensituationen auch kurzfristig wahrzunehmen. Für den Bezugsrechtsausschluss gilt gemäß § 221 Absatz 4 Satz 2 AktG die Bestimmung des § 186 Absatz 3 Satz 4 AktG sinngemäß. Um die in dieser Regelung vorgesehene Grenze für Bezugsrechtsausschlüsse von 10 % des Grundkapitals einzuhalten, ist die Ausgabe von neuen Aktien auf einen anteiligen Betrag des Grundkapitals der Gesellschaft von bis zu 10 % einschließlich der Ausnutzung anderer Ermächtigungen nach § 186 Absatz 3 Satz 4 AktG beschränkt. § 186 Absatz 3 Satz 4 AktG verlangt eine Festlegung des Ausgabepreises nicht wesentlich unter dem Börsenkurs. Um diese Anforderungen auch für die Begebung von Wandel- oder Optionsschuldverschreibungen sicherzustellen, wird der Vorstand den Marktwert der Wandel- oder Optionsschuldverschreibungen sorgfältig, ggf. unter Einschaltung einer Investmentbank, ermitteln. Damit sollen die Aktionäre vor einer Verwässerung ihres Anteilsbesitzes geschützt werden. Aufgrund der in der Ermächtigung vorgesehenen Festlegung des Ausgabepreises nicht wesentlich unter dem rechnerischen Marktwert würde der Wert eines Bezugsrechts praktisch auf Null sinken, d.h., dem Aktionär entsteht kein wirtschaftlicher Nachteil durch einen Bezugsrechtsausschluss. Aktionäre, die ihren Anteil am Grundkapital der Gesellschaft aufrecht erhalten möchten, können dies durch einen Zukauf von Aktien über den Markt erreichen.
Der Ausschluss des Bezugsrechts zugunsten der Inhaber bzw. Gläubiger von dann ausstehenden Optionsscheinen, Wandelschuldverschreibungen und Wandelgenussscheinen aus einer zwischenzeitlichen Ausnutzung dieser Ermächtigung hat den Vorteil, dass im Falle einer weiteren Ausnutzung der Ermächtigung der Wandlungs- bzw. Optionspreis für die Inhaber bzw. Gläubiger bereits bestehender Wandlungs- oder Optionsrechte bzw. von mit Wandlungspflichten ausgestatteten Wandelschuldverschreibungen nicht nach den bestehenden Wandlungs- bzw. Optionsbedingungen ermäßigt zu werden braucht.
Der vorgesehene Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge und erleichtert die Abwicklung der Kapitalmaßnahme.
Schließlich soll der Vorstand auch in der Lage sein, das Bezugsrecht auszuschließen, soweit die Schuldverschreibungen in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar- und/oder Sachgegenleistungen ausgegeben werden. Hierdurch soll es der Gesellschaft ermöglicht werden, neben Aktien auch Wandel- bzw. Optionsschuldverschreibungen als Akquisitionswährung bei Unternehmenskäufen einzusetzen. Dies ist insbesondere dann sinnvoll, wenn nach dem jeweiligen Unternehmenskaufvertrag eine sogenannte Earn-Out-Zahlung vorgesehen wird. Darüber hinaus erleichtert das Instrument der Wandel- bzw. Optionsschuldverschreibung die Abwicklung von Gewährleistungsansprüchen gegen die Veräußerer. Statt einen Teil der an die Veräußerer in Form von Aktien zu gewährenden Gegenleistung auf einem Treuhand- oder anderem Depot zu deponieren, können auch Wandelschuldverschreibungen oder Optionsschuldverschreibungen begeben werden, deren Wandlungs- bzw. Optionsrecht nur dann ausübbar ist, wenn während der Gewährleistungsfrist keinerlei Gewährleistungsansprüche geltend gemacht worden sind.
Das Bedingte Kapital wird benötigt, um die mit den Wandel- und Optionsschuldverschreibungen verbundenen Wandlungs- bzw. Optionsrechte bzw. Wandlungspflichten auf Aktien der Gesellschaft zu erfüllen. Dabei wird der Wandlungs- bzw. Optionspreis für eine Aktie 80 % des durchschnittlichen

Börsenkurses der Aktien der Gesellschaft an den zehn Börsentagen vor dem Tag der Beschlussfassung über die Ausgabe oder 80 % des Börsendurchschnittskurses an den 5 Börsenhandelstagen vor der Veröffentlichung der Aufforderung zur Zeichnung bzw. der Annahme von Zeichnungsangeboten nicht unterschreiten. Alternativ wird die Möglichkeit eröffnet, den Wandlungs- bzw. Optionspreis für eine Aktie der Gesellschaft anhand des durchschnittlichen Börsenkurses der Kontron-Aktie während der ersten Tage des Bezugsrechtshandels festzulegen. Im übrigen kann vorgesehen werden, dass das Umtauschverhältnis und/oder der Wandlungspreis in den Umtauschbedingungen variabel gestaltet wird, und der Wandlungspreis innerhalb einer festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Kurses der Aktien der Gesellschaft während der Laufzeit oder während eines bestimmten Zeitraums innerhalb der Laufzeit festgesetzt wird. Aufgrund dieser Möglichkeiten kann eine besonders marktnahe Ausgestaltung der Emission erreicht werden.

4. **Wesentlicher Inhalt des Berichts des Vorstands zu Punkt 12 der Tagesordnung über den Abschluss eines Gewinnabführungsvertrages mit der Kontron Embedded Modules GmbH**

(1) Die Vertragsparteien
Bei der Kontron Modular Computers GmbH mit Sitz in Kaufbeuren handelt es sich um die ehemalige PEP Modular Computers GmbH, die 1996 gegründet wurde und mit wirtschaftlicher Wirkung zum 1. September 2000 von der Rechtsvorgängerin der Kontron AG, der Kontron embedded computers AG, zu 100 % erworben wurde. Die Gesellschaft ist nach wie vor eine 100- %-Tochter der Kontron AG. Die Kontron Modular Computers GmbH entwickelt, produziert und vertreibt ECT (Embedded Computer Technologie) Module, Systeme und Applikationen, also Miniaturcomputer und deren Bestandteile, die vielfältig verwendbar sind. Sie verfügt über besonderes Know-how im Bereich der ECT Applikationen für industrielle Automatisierung. Die Kontron Modular Computers GmbH verfügt über mehrere operativ tätige Tochter- bzw. Enkelgesellschaften in Europa, Asien und den USA.
Die Kontron AG ist durch Verschmelzung zur Neugründung aus der Kontron embedded computers AG und der JUMPtec Industrielle Computertechnik AG, die am 12. August 2002 in das Handelsregister eingetragen wurde, entstanden. Als reine Holdinggesellschaft hält und führt sie Beteiligungen an Unternehmen, deren Gegenstand die Entwicklung, Konfiguration, Herstellung und Vertrieb von Computerbaugruppen einschließlich Software, insbesondere von solchen der Embedded Computer Technologie, ist. Ferner sind auch der Erwerb, das Halten, Verwalten und Handeln mit gewerblichen Schutzrechten, Patenten und anderem geistigem Eigentum Gegenstand des Unternehmens.
(2) Vertragsschluss und -inhalt
Am 6. Mai 2003 haben die Kontron AG und die Kontron Modular Computers GmbH mit Sitz in Kaufbeuren einen Gewinnabführungsvertrag abgeschlossen.
Bei diesem Gewinnabführungsvertrag handelt es sich um einen Unternehmensvertrag gemäß § 291 Abs. 1 Satz 1 2. Alternative AktG, allerdings in entsprechender Anwendung, da die Kontron Modular Computers GmbH als beherrschte Gesellschaft eine Gesellschaft mit beschränkter Haftung und keine Aktiengesellschaft ist.
Gemäß § 1 Abs. 1 des zwischen den Parteien abgeschlossenen Vertrages verpflichtet sich die Kontron Modular Computers GmbH, ihren ganzen Gewinn an die Kontron AG abzuführen, soweit kein Verlustvortrag besteht oder gesetzlich erforderliche Rücklagen gebildet werden müssen. Bereits bestehende Rücklagen der Kontron Modular Computers GmbH werden von diesem Vertrag nicht berührt. Die Verpflichtung zur Gewinnabführung gilt erstmals für den Gewinn des Geschäftsjahres der Kontron Modular Computers GmbH, das am 1. Januar 2003 begonnen hat. Im Gegenzug muss die Kontron AG alle während der Vertragslaufzeit anfallenden Verluste der Kontron Modular Computers GmbH tragen, d.h. am Geschäftsjahresende ausgleichen.
Der Vertrag steht unter dem Vorbehalt der Zustimmung der Hauptversammlung der Kontron AG; die Gesellschafterversammlung der Kontron Modular Computers GmbH hat ihm bereits mit notariell beurkundetem Gesellschafterbeschluss vom 12. Mai 2003 zugestimmt.
Der Vertrag wird mit Eintragung in das Handelsregister der Kontron Modular Computers GmbH wirksam und gilt dann rückwirkend ab dem 1. Januar 2003. Der Vertrag kann erstmals mit sechsmonatiger

Kündigungsfrist zum 31. Dezember 2007 gekündigt werden; ansonsten verlängert er sich bei gleicher Kündigungsfrist jeweils um ein Jahr. Das Recht zur Kündigung aus wichtigem Grund bleibt unberührt; ein solcher wichtiger Grund liegt insbesondere dann vor, wenn die Kontron AG die Mehrheit der Stimmrechte an der Kontron Modular Computers GmbH verliert, z.B. durch Veräußerung. Die Verlustausgleichspflicht ist bei vorzeitiger Beendigung des Vertrages anteilig auf die bis zu diesem Zeitpunkt eingetretenen Verluste beschränkt. Bei Vertragsende muss die Kontron AG den Gläubigern in der Kontron Modular Computers GmbH auf deren Verlangen Sicherheit für ihre Forderungen leisten (§ 303 AktG).

(3) Sicherung außenstehender Gesellschafter der Kontron Modular Computers GmbH

Da es sich bei der Kontron Modular Computers GmbH um eine 100- %-Tochter der Kontron AG handelt, es also folglich keine von dem vorliegenden Gewinnabführungsvertrag negativ betroffenen Minderheitsgesellschafter der Kontron Modular Computers GmbH gibt, ist der gesetzlich grundsätzlich vorgesehene angemessene Ausgleich gemäß § 304 AktG analog oder gar eine Abfindung gemäß § 305 AktG analog nicht erforderlich.

(4) Wirtschaftlicher Hintergrund

Wirtschaftlicher Hintergrund des Abschlusses des vorliegenden Gewinnabführungsvertrages ist, dass die Kontron Modular Computers GmbH derart erfolgreich ist, dass sie ihre aus der Gründungszeit herrührenden steuerlichen Verlustvorträge im Geschäftsjahr 2003 durch die von ihr erwirtschafteten Gewinne gänzlich verbraucht haben wird und so in die Ertragsteuerpflicht (Körperschaftsteuer zzgl. Solidaritätszuschlag und Gewerbesteuer) geraten wird. Um die Liquidität des Gesamtkonzerns mit der Kontron AG an der Spitze zu schonen, soll der vorliegende Gewinnabführungsvertrag daher eine Verrechnung der Gewinne der Kontron Modular Computers GmbH mit an anderer Stelle noch vorhandenen Verlustvorträgen und Verlusten ermöglichen. Dies ist im Wege der Errichtung einer sogenannten steuerlichen Organschaft gemäß § 14 Körperschaftsteuergesetz zwischen der Kontron AG und der Kontron Modular Computers GmbH möglich. Hierfür ist der Abschluss des vorliegenden Gewinnabführungsvertrages zwingend erforderlich. Das für die Kontron AG aus der Verlustausgleichspflicht gegenüber der Kontron Modular Computers GmbH erwachsende wirtschaftliche Risiko wird durch den beschriebenen Steuervorteil mehr als gerechtfertigt. Jenseits unwesentlicher Vertragsabschlusskosten entstehen der Kontron AG oder der Kontron Modular Computers GmbH in Zusammenhang mit dem vorliegenden Gewinnabführungsvertrag keine Kosten.

**Vorlagen**

Ab Einberufung der Hauptversammlung liegen insbesondere die folgenden Unterlagen in den Geschäftsräumen der Gesellschaft am Sitz der Kontron AG, Oskar-von-Miller-Str. 1, in 85386 Eching zur Einsicht der Aktionäre aus und werden jedem Aktionär auf Verlangen unentgeltlich und unverzüglich in Abschrift überlassen:

- der Jahresabschluss der Kontron AG zum 31. Dezember 2002, der Konzernabschluss zum 31. Dezember 2002, die Lageberichte für die Kontron AG und den Konzern sowie der Bericht des Aufsichtsrats über das Geschäftsjahr 2002;
- der Gewinnabführungsvertrag zwischen der Kontron AG und der Kontron Modular Computers GmbH;
- der Jahresabschluss und Lagebericht der Gesellschaft für das Geschäftsjahr 2002 sowie die Jahresabschlüsse und Lageberichte der Rechtsvorgängerinnen der Gesellschaft (Kontron Embedded Computers AG und JUMPtec Industrielle Computertechnik AG) für die Geschäftsjahre 2000 und 2001;
- die Jahresabschlüsse und Lageberichte der Kontron Modular Computers GmbH (vormals firmierend unter PEP Modular Computers GmbH) für die letzten drei Geschäftsjahre.
- das Aktienoptionsprogramm 2003;
- der Bericht des Vorstands zu TOP 6;
- der Bericht des Vorstands zu TOP 9;
- der Bericht des Vorstands zu TOP 10 und
- der Bericht des Vorstands zu TOP 12.

**Teilnahmebedingungen**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 18. Juni 2003 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

– Sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen.

Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z.B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsbeteiligung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.

Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts– und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse www.kontron.de/hauptversammlung weitere Informationen zur Verfügung.

Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir, Anträge (einschließlich Gegenanträge) und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar–von–Miller–Straße 1
85386 Eching
Telefax: +49 8165/77–222 oder an folgende
E–Mail–Adresse: investor.relations@kontron.com

zu richten.

Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge werden unverzüglich im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2003

**Kontron AG**

*Der Vorstand*

# English Summary of 2004 Invitation to Annual General Meeting

Entwurf 11.05.04




kontron
... always a Jump ahead!

**Invitation to the General Shareholders' Meeting of**

**KONTRON AG**
**headquartered in Eching**

- ISIN DE0006053952 -

We herewith invite our shareholders to the **General Shareholders' Meeting** to be held on **Wednesday, 30 June 2004, at 10 a.m.** in the Luitpoldhalle, Luitpoldanlage 1, D-85356 Freising.

**Agenda (summarized version)**

1. **Submission of the adopted financial statements and the Management Report of Kontron AG as at 31 December 2003, of the approved consolidated financial statements and the Management Report on the Group as at 31 December 2003, and of the Report of the Supervisory Board on the financial year 2003.**

2. **Resolution on the discharge of members of the Management Board for the financial year 2003.**

3. **Resolution on the discharge of the members of the Supervisory Board for the financial year 2003**

4. **Resolution on the appointing of independent auditors for the financial year 2004.**

5. **Resolution on appointing of additional members to the Supervisory Board and amendments to the Articles of Incorporation**

6. **Resolution on the election of Supervisory Board members**

7. **Resolution on the authorization for the company to buy back its own shares**

8. **Resolution on the rescinding of approved capital 2002 I and 2002 II, the creation of newly approved capital for 2004 and the respective amendments to the Articles of Incorporation.**

9. **Resolution on changes to the share option program 2003**

10. **Resolution on the obligation of the Management Board to issue convertible bonds to members of Kontron AG's Supervisory Board, on the creation of new authorized but unissued capital 2004 and the respective amendments to the Articles of Incorporation.**

11. **Resolution on amendments to the Articles of Incorporation**

The full Agenda with the proposals for resolution by the Administration and the reports by the Management Board on the Agenda Items 7, 8 and 10 will be published on Friday, 21 May 2004, in the electronic Federal Gazette. All details on the calling of the General Shareholders' Meeting can be obtained free of charge from the banks (appointed paying agents) listed under the Conditions for Participation below or can be viewed on Internet at www.kontron.de/hauptversammlung. Furthermore, the full wording can be read in the statements drawn up pursuant to Section 125 German Stock Corporation Act (*AktG*). The shareholders will receive this information automatically from the banks keeping their custody accounts.

The documents cited under Agenda Item 1 and the reports by the Management Board on Items 7, 8 and 10 of the Agenda will be available for viewing by the shareholders, as from the date when the General Shareholders' Meeting was convened, in the offices of the company, Oskar-von-Miller-Str. 1, D-85386 Eching, as well during the General Shareholders' Meeting. Upon request, the company will immediately send copies free of charge to its shareholders.

**Conditions for Participation**

The following are entitled to participate in the General Shareholder's Meeting and to exercise their voting rights: Shareholders who, by 23 June 2004 at the latest, have deposited their shares with Kontron AG, a German notary, a German collective security deposit bank, or one of the depositories listed below until such time as the General Shareholders' Meeting is ended. The following banks have been designated depositories in Germany:

- all branches of the Dresdner Bank Aktiengesellschaft.

The deposit is also deemed regular if the shares are deposited on behalf of the shareholders at other banks with the approval of the respective depository and held until the end of the General Shareholders' Meeting. If shares are deposited with a notary, the certificate issued by the notary indicating the number and amount of shares deposited is to be submitted to one of the other depositories one day at the latest after the expiry of the deadline for deposit.

Admission tickets will be issued to the shareholders or their representatives whose identity has been certified via the deposited shares.

Shareholders may arrange to have their voting rights exercised in the General Shareholders' Meeting by an authorized agent, such as a bank, a shareholders' association or a person of their choice. If neither a bank nor a shareholders' association is authorized, the power of attorney must be issued in written form (Section 126 German Civil Code (*BGB*)).

Our shareholders can avail themselves of our special service and authorize proxies appointed by the company acting accordance with instructions prior to the General Shareholders' Meeting. Shareholders will receive more information on the use of proxies and a form for the purpose of issuing a power of attorney and instructions, together with their admission tickets from their depository bank. In addition, shareholders can obtain further information from the following website: www.kontron.de/hauptversammlung.

To facilitate preparations for the General Shareholders' Meeting and to ensure that the company can react as swiftly as possible to queries and motions put forward for the General Meeting, we request that motions (including counter-motions), election proposals and queries be directed exclusively to

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching
Telefax: +49 8165/77-222
or to the following
e-mail address: investor.relations@kontron.com.

Reasoned regular motions and election proposals will be made available for viewing under www.kontron.de/hauptversammlung in good time within the period prescribed by Section 126 para. 1 German Stock Corporation Act Statements made by the Administration on counter-motions will also be published here.

Eching, May 2004
Kontron AG
The Management Board

# English Summary of 2003 Invitation to Annual General Meeting

# Invitation 2003

# KONTRON AG

**headquartered in Eching**

- Security Code No. 605 395 / ISIN DE0006053952 -

We herewith invite our shareholders to the **General Shareholders' Meeting** to be held on **Tuesday, 24 June 2003, at 10 a.m.** in the Luitpoldhalle, Luitpoldanlage 1, D-85356 Freising.

## AGENDA

1. **Submission of the adopted financial statements and the Management Report of Kontron AG as at 31 December 2002, of the approved consolidated financial statements and the Management Report on the Group as at 31 December 2002, and the Report of the Supervisory Board on the financial year 2002**

2. **Resolution on the discharge of the members of the Management Board**

3. **Resolution on the discharge of the members of the Supervisory Board**

4. **Resolution on the appointing of independent auditors for the company and the Group.**

5. **New election of the Supervisory Board**

6. **Resolution on the authorization of the company to buy back its own shares**

7. **Resolution on the adjusting of approved capital**

8. **Resolution on the adjusting of authorized but unissued capital**

9. **Resolution on the creation of authorized but unissued capital 2003 I to service the share option plan 2003, and the respective amendments to the Articles of Association**

**10. Resolution on the creation of authorized but unissued capital 2003 II and authorization to issue convertible bonds and bonds with warrants**

**11. Resolution on the amendment to the Articles of Incorporation** with regard to the German Transparency and Disclosure Law

**12. Resolution on the approval of the conclusion of a profit and loss pooling agreement**

The full Agenda with the proposals for resolution of the Administration and the main content of the reports by the Management Board on the Agenda Items 6, 9, 10 and 12, as well as the main content of the profit and loss pooling agreement between Kontron AG and Kontron Modular Computers GmbH (Item 12) were published on Thursday, 15 May 2003, in the electronic Federal Gazette.

All details on the calling of the General Shareholders' Meeting can be obtained free of charge from the banks listed under the "Conditions for Participation" below or can be viewed on Internet at www.kontron.de/hauptversammlung. Furthermore, the full wording can be read in the statements drawn up pursuant to Section 125 German Stock Corporation Act (*AktG*). The shareholders will receive this information automatically from the banks keeping their custody accounts.

The documents pertaining to the Meeting, specifically to Agenda Items 1, 6, 9, 10 and 12 and the share option program 2003, will be available for viewing, as from the date when the General Shareholders' Meeting was convened, in the offices of Kontron AG, Oskar-von-Miller-Str. 1, D-85386 Eching and on Internet at www.kontron.de/hauptversammlung. Upon request, each shareholder will receive a copy of these documents without delay and free of charge.

**Conditions for Participation**

The following are entitled to participate in the General Shareholder's Meeting and to exercise their voting rights: Shareholders who, by 18 June 2003 at the latest, have deposited their shares with Kontron AG, a German notary, a German collective security deposit bank, or one of the depositories listed below until such time as the General Shareholders' Meeting has ended. The following banks have been designated depositories in Germany:

- all branches of the Dresdner Bank Aktiengesellschaft.

The deposit is also deemed regular if the shares are deposited on behalf of the shareholders at other banks with the approval of the respective depository and held until the end of the General Shareholders' Meeting. If shares are deposited with a notary, the certificate issued by the notary indicating the number and amount of shares deposited is to be submitted to one of the other depositories at the latest one day after the expiry of the deadline for deposit.

Admission tickets will be issued to the shareholders or their representatives whose identity has been certified via the deposited stocks.

Shareholders may arrange to have their voting rights exercised in the General Shareholders' Meeting by an authorized agent, such as a bank, a shareholders' association or a person of their choice. If neither a bank nor a shareholders' association is authorized, the power of attorney must be issued in written form (Section 126 German Civil Code (*BGB*)).

Our shareholders can avail themselves of our special service and authorize proxies appointed by the company acting accordance with instructions prior to the General Shareholders' Meeting. Shareholders will receive more information on the use of proxies and a form for the purpose of issuing a power of attorney and instructions, together with their admission tickets from their depository bank. In addition, shareholders can obtain further information from the following website: www.kontron.de/hauptversammlung.

To facilitate preparations for the General Shareholders' Meeting and to ensure that the company can react as swiftly as possible to queries and motions put forward for the General Meeting, we request that motions (including counter-motions) and queries be directed exclusively to

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
D-85386 Eching
Telefax: +49 (0)8165 / 77-222
or to the following
e-mail address: investor.relations@kontron.com

Reasoned regular motions will be made immediately available for viewing under www.kontron.de/hauptversammlung in good time within the period prescribed by Section 126 para. 1 German Stock Corporation Act Statements made by the Administration on counter-motions will also be published here.

Eching, May 2003
Kontron AG

**The Management Board**


RECEIVED
2004 OCT 19 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Appendix 1a: Invitation to Annual General Meeting**
**(Distributed to Shareholders)**


RECEIVED
2004 OCT 19 A 9:19
CORPORATE FINANCE


Invitation 2004
Einladung 2004

*The first impression decides*

*Der erste Eindruck ist entscheidend*


kontron
... always a Jump ahead!


kontron
... always a Jump ahead!

# KONTRON AG
# MIT SITZ IN ECHING

- ISIN DE0006053952 -

Wir laden hiermit unsere Aktionärinnen und Aktionäre
ein zu der

**am Mittwoch, den 30. Juni 2004, um 10.00 Uhr**

in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising
stattfindenden

**ordentlichen Hauptversammlung**



# ➤ Tagesordnung

➤ **1. Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2003 der Kontron AG und des gebilligten Konzernabschlusses nebst Konzernlagebericht zum 31. Dezember 2003 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2003**

➤ **2. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2003**
Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands im Geschäftsjahr 2003 Entlastung für diesen Zeitraum zu erteilen.

➤ **3. Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2003**
Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2003 Entlastung für diesen Zeitraum zu erteilen.

➤ **4. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2004**
Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in München zum Abschlussprüfer für das Geschäftsjahr 2004 zu bestellen.

➤ **5. Beschlussfassung über die Erweiterung des Aufsichtsrats sowie Satzungsänderungen**
Vorstand und Aufsichtsrat schlagen vor, die Zahl der Mitglieder des Aufsichtsrats von drei auf sechs zu erhöhen und hierzu folgende Satzungsänderungen zu beschließen:

a) § 12 Abs. 1 der Satzung wird wie folgt neu gefasst:
„(1) Der Aufsichtsrat besteht aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden."

b) § 15 Abs. 4 Satz 1 der Satzung wird wie folgt geändert:
„(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens drei Mitglieder an der Beschlussfassung teilnehmen."

c) § 16 Abs. 2 der Satzung wird um folgende Sätze 2 bis 4 ergänzt:
„Dabei gilt Stimmenthaltung nicht als Stimmabgabe. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Aufsichtsrats den Ausschlag. Nimmt der Vorsitzende des Aufsichtsrats an der Abstimmung nicht teil, so gibt die Stimme seines Stellvertreters den Ausschlag."

➤ **6. Beschlussfassung über die Wahl von Aufsichtsratsmitgliedern**
Mit Wirksamwerden der unter Tagesordnungspunkt 5 vorgeschlagenen Erweiterung des Aufsichtsrats setzt sich der Aufsichtsrat der Gesellschaft gemäß § 12 Abs. 1 der Satzung neue Fassung in Verbindung mit §§ 95 Abs. 1, 96 Abs. 1 AktG aus sechs Mitgliedern zusammen, die von der Hauptversammlung gewählt werden. Es sind daher drei weitere Aufsichtsratsmitglieder durch die Hauptversammlung zu wählen.

Der Aufsichtsrat schlägt vor, folgenden Beschluss zu fassen:
Aufschiebend bedingt auf die Wirksamkeit der unter Tagesordnungspunkt 5 beschlossenen Erweiterung des Aufsichtsrats von drei auf sechs Mitglieder durch Eintragung der entsprechenden Satzungsänderung in das Handelsregister der Gesellschaft werden zu weiteren Mitgliedern des Aufsichtsrats gewählt:

- Herr Prof. Dr. Ing. Georg Färber, Universitäts-Professor, München
- Herr Hugh Nevin, Rechtsanwalt, Pittsburgh, Pennsylvania/USA
- Herr Michael Wilhelm, Wirtschaftsprüfer/Steuerberater, München

Die Amtszeit der neu gewählten Mitglieder des Aufsichtsrats beginnt mit Eintragung der Änderung des § 12 Abs. 1 der Satzung in das Handelsregister der Gesellschaft und endet mit Ablauf der Hauptversammlung, die über die Entlastung für das Geschäftsjahr 2007 beschließt.

Als Ersatzmitglied für Herrn Michael Wilhelm wird

Herr David Malmberg, Geschäftsführer, Eden Prairie, USA,

gewählt. Das Ersatzmitglied rückt in den Aufsichtsrat nach, wenn das Aufsichtsratsmitglied, für das das Ersatzmitglied ersatzweise gewählt wurde, vorzeitig aus dem Aufsichtsrat ausscheidet.

Die Hauptversammlung ist an Wahlvorschläge nicht gebunden.

Herr Prof. Dr. Färber ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- SEP Logistik AG, Weyarn
- TTTech AG, Wien, Österreich

Herr Nevin ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- The Beaumaris Land Company, Limited, Beaumaris, Ontario/Canada
- Roseneath Properties Ltd., Toronto, Ontario/Canada
- Natresco Inc., Wilmington, Delaware/USA
- Falconbridge U.S. Inc., Wilmington, Delaware/USA
- BigMachines, Inc., San Mateo, California/USA, Chicago, Illinois/USA
- Ensinger Industries, Inc., Wilmington, Delaware/USA
- Lichtwer Tharma U.S., Inc., Pittsburgh, Pennsylvania/USA
- Overly Manufacturing Company, Greensburg, Pennsylvania/USA

Herr Wilhelm ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- MWB Wertpapierhandelshaus AG, Gräfelfing

Herr Malmberg ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

- Three-Five Systems, Inc., Tampa, USA
- Sagebrush Corporation, Minneapolis, USA
- Kontron Mobile Computers, Inc., Eden Prairie, USA

➤ **7. Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

a) Die mit Beschluss der Hauptversammlung vom 24. Juni 2003 der Gesellschaft erteilte Ermächtigung, bis zum Ablauf des 24. Dezember 2004 eigene Aktien mit einem rechnerischen Anteil am Grundkapital von insgesamt bis zu EUR 4.565.411,00 zu erwerben, wird mit sofortiger Wirkung aufgehoben.

b) Die Gesellschaft wird dazu ermächtigt, Aktien der Kontron AG zu erwerben. Die Ermächtigung ist auf den Erwerb von eigenen Aktien mit einem rechnerischen Anteil am Grundkapital von bis zu 10 % beschränkt. Die Ermächtigung kann ganz oder in Teilbeträgen, einmal oder mehrmals ausgeübt werden.



Die Ermächtigung gilt bis zum 29. Dezember 2005.
Der Erwerb erfolgt über die Börse. Der von der Gesellschaft gezahlte Gegenwert der Aktien (ohne Erwerbsnebenkosten) darf den Schlusskurs im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main an dem dem Erwerb vorangegangenen Börsentag um nicht mehr als 10 % überschreiten und nicht mehr als 10 % unterschreiten.
Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Kontron AG, die aufgrund dieser Ermächtigung erworben werden, neben der Veräußerung über die Börse

- Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegen-leistung anzubieten. Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen.
- an Dritte zu veräußern. Der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, darf den Wert des Schlussauktionspreises im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleich-baren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main an dem Börsentag vor dem Tag der verbindlichen Vereinbarung mit dem Dritten um nicht mehr als 5 % unterschreiten (ohne Veräußerungsnebenkosten). Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen, wobei beim Gebrauchmachen dieser Ermächtigung der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG berücksichtigt wird.
- an Dritte im Rahmen einer Wertpapierleihe zu verleihen.
- unter gleichzeitiger Herabsetzung des Grundkapitals einzuziehen, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf.

Vorstehende Ermächtigungen betreffend die Verwendung der erworbenen eigenen Aktien können einmal oder mehrmals, ganz oder in Teilen, einzeln oder gemeinsam ausgeübt werden. Der Vorstand wird die Hauptversammlung über die Gründe und den Zweck des Erwerbs eigener Aktien, über die Zahl der erworbenen Aktien und den auf sie entfallenden Betrag des Grundkapitals sowie über den Gegenwert, der für die Aktien gezahlt wurde, jeweils unterrichten.

➤ **8. Beschlussfassung über die Aufhebung der Genehmigten Kapitalia 2002 I und 2002 II, die Neuschaffung eines Genehmigten Kapitals 2004 sowie entsprechende Satzungsänderungen**

Gem. § 4 Abs. 3 der Satzung der Gesellschaft ist der Vorstand ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den Rechtsvorgängerinnen der Gesellschaft, JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG, bis zum 15. April 2002 abgeschlossen worden sind (Genehmigtes Kapital 2002 I).

Gem. § 4 Abs. 4 der Satzung der Gesellschaft ist der Vorstand ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur

insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien an die Inhaber von Optionsrechten oder Wandelschuldverschreibungen, die von den Rechtsvorgängerinnen der Gesellschaft, JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG, oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften ausgegeben worden sind, nach Ausübung des Optionsrechts bzw. des Wandlungsrechts ausgegeben werden (Genehmigtes Kapital 2002 II).

Vorstehende Ermächtigungen sind nicht mehr erforderlich, da die den Ermächtigungen zugrunde liegenden Verpflichtungen nicht mehr bestehen. Sie sollen daher aufgehoben und stattdessen ein neues Genehmigtes Kapital 2004 geschaffen werden.

Vorstand und Aufsichtsrat schlagen daher vor, zu beschließen:

a) Die in § 4 Abs. 3 enthaltene Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 I) wird, soweit noch nicht ausgenutzt, aufgehoben.

b) Die in § 4 Abs. 4 enthaltene Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 II) wird, soweit noch nicht ausgenutzt, aufgehoben.

c) Der Vorstand wird ermächtigt, in der Zeit bis zum 29. Juni 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 3.300.000,00 durch Ausgabe von bis zu 3.300.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2004). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien.
Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:

- wenn die Aktien im Zusammenhang mit Unternehmenszusammenschlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
- soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
- für Spitzenbeträge;
- wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10 %-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach
§ 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen.

Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Genehmigten Kapitals 2004 anzupassen.



d) § 4 „Grundkapital" der Satzung der Gesellschaft wird entsprechend den vorstehenden Beschlüssen wie folgt angepasst:

aa) § 4 Abs. 3 und Abs. 4 der Satzung werden in der bestehenden Fassung jeweils gestrichen.

bb) Der bisherige § 4 Abs. 5 wird zu § 4 Abs. 3. Das „Genehmigte Kapital 2002 III" wird umbenannt in „Genehmigtes Kapital 2002".

cc) Nach dem neuen § 4 Abs. 3 wird folgender neuer Abs. 4 eingefügt: „(4) Der Vorstand ist ermächtigt, in der Zeit bis zum 29. Juni 2009 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 3.300.000,00 durch Ausgabe von bis zu 3.300.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2004). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:

- wenn die Aktien im Zusammenhang mit Unternehmenszusammenschlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;
- soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;
- für Spitzenbeträge;
- wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10 %-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen.

Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats. Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Genehmigten Kapitals 2004 anzupassen."

dd) Der bisherige Abs. 6 wird zu Abs. 5; der bisherige Abs. 7 zu Abs. 6, der bisherige Abs. 8 zu Abs. 7 und der bisherige Abs. 9 zu Abs. 8.

**➤ 9. Beschlussfassung über die Änderung des Aktienoptionsprogramms 2003**

Die ordentliche Hauptversammlung vom 24. Juni 2003 hat den Vorstand unter Tagesordnungspunkt 9 lit. b) ermächtigt, 3.000.000 Aktienoptionen an Mitglieder des Vorstands der Kontron AG, Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften auszugeben („Aktienoptionsprogramm 2003"). Aufgrund dieser Ermächtigung wurden bisher 1.210.000 Aktienoptionen an Bezugsberechtigte ausgegeben.

Hinsichtlich der Aktienoptionen sollen Ausübungspreis und Ausübungshürde geändert und daher die bestehende Ermächtigung entsprechend angepasst werden.

Vorstand und Aufsichtsrat schlagen daher vor, folgende Beschlüsse zu fassen:

„a) Die unter Tagesordnungspunkt 9 erteilte Ermächtigung der Hauptversammlung vom 24. Juni 2003 wird bezüglich Ausübungspreis und Ausübungshürde (lit. b), Abschnitt (2) (f)) für zukünftig ausgegebene Aktienoptionen wie folgt geändert:

„(f) Ausübungspreis und Ausübungshürde: Die Aktienoptionen können nur gegen Zahlung des Ausübungspreises, der 115 % des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an fünf unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag, beträgt, ausgeübt werden."

b) Der Vorstand ist ermächtigt, die Bedingungen für die bereits ausgegebenen Aktienoptionen entsprechend der Änderung unter lit. a) anzupassen, sofern der jeweilige Aktienoptionsinhaber zustimmt. Soweit es sich bei den Aktienoptions-inhabern um Mitglieder des Vorstands handelt, ist der Aufsichtsrat entsprechend ermächtigt.

**➤ 10. Beschlussfassung über die Verpflichtung des Vorstands zur Ausgabe von Wandelschuldverschreibungen an Mitglieder des Aufsichtsrats der Kontron AG, über die Schaffung eines neuen Bedingten Kapitals 2004 sowie eine entsprechende Satzungsänderung**

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

„a) Der Vorstand wird verpflichtet, nach Eintragung des unter lit. b) beschlossenen Bedingten Kapitals 2004 in das Handelsregister der Gesellschaft, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von EUR 360.000,00, eingeteilt in 360.000 Stück Wandelschuldverschreibungen im Nennbetrag von je EUR 1,00, an die Mitglieder des Aufsichtsrats der Kontron AG zusätzlich zu der in der Satzung der Gesellschaft geregelten Vergütung nach Maßgabe der folgenden Bestimmungen auszugeben.

*Gewährung der Wandelschuldverschreibungen*

Die Wandelschuldverschreibungen sind in drei Tranchen zu jeweils 120.000 Stück im Jahr 2004, 2005 und 2006 jeweils zwischen dem 20. und 30. Oktober, erstmals zwischen dem 20. und 30. Oktober 2004, auszugeben. Jedem zum Zeitpunkt der Ausgabe amtierenden Mitglied des Aufsichtsrats sind pro Tranche 20.000 Wandelschuldverschreibungen zur Zeichnung anzubieten. Das Angebot kann nur innerhalb einer Frist von fünf Tagen angenommen werden. Als Ausgabetag gilt jeweils der Tag des Angebots zur Zeichnung der Wandelschuldverschreibungen.

*Ausschluss des Bezugsrechts*

Das gesetzliche Bezugsrecht der Aktionäre auf die Wandelschuldverschreibungen ist ausgeschlossen.

*Laufzeit*

Die Wandelschuldverschreibungen haben eine Laufzeit von drei Jahren ab dem Ausgabetag. Sie sind unkündbar. Bei Ablauf der Laufzeit hat die Gesellschaft den Nennbetrag der Wandelschuldverschreibung an den Berechtigten zurückzuzahlen, soweit nicht von dem Umtauschrecht Gebrauch gemacht wurde.

*Verzinsung*

Der eingezahlte Nennbetrag der Wandelschuldverschreibungen wird mit 6 % p.a. verzinst. Die Zinsen sind zum Ende der Laufzeit mit der Rückzahlung des Nennbetrags der Wandelschuldverschreibung an den Berechtigten zur Zahlung fällig. Macht der Berechtigte von seinem Umtauschrecht Gebrauch, entfällt die Verzinsung rückwirkend in voller Höhe.



*Umtauschverhältnis*

Die Inhaber der Wandelschuldverschreibungen erhalten das unentziehbare Recht, die Wandelschuldverschreibungen in Aktien der Kontron AG umzutauschen. Jede Wandelschuldverschreibung berechtigt zum Umtausch in eine Aktie der Gesellschaft (Umtauschverhältnis) zum Wandlungspreis. Der Wandlungspreis beträgt
115 % des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an fünf unmittelbar aufeinander folgenden Börsenhandelstagen vor dem Ausgabetag abzüglich EUR 1,00.

*Haltefrist*

Das Umtauschrecht kann erst nach Ablauf einer Wartezeit ausgeübt werden. Die Wartezeit beträgt jeweils zwei (2) Jahre und beginnt mit dem Ausgabetag.

*Ausübungszeitraum und Ausübungsfenster*

Das Umtauschrecht kann während der Laufzeit der Wandelschuldverschreibungen und nach Ablauf der jeweiligen Wartezeit in Ausübungszeiträumen, die jeweils zehn Börsenhandelstage an der Frankfurter Wertpapierbörse betragen und jeweils mit Beginn des fünften Börsenhandelstages nach dem Tag der ordentlichen Hauptversammlung der Gesellschaft und nach Veröffentlichung des Quartalsberichts für das dritte Quartal des Geschäftsjahres der Gesellschaft beginnen, ausgeübt werden.

*Sperrfristen*

Das Umtauschrecht kann auch während eines Ausübungszeitraums während folgender „Ausübungssperrfristen" nicht ausgeübt werden:
- von dem Tag an, an dem die Kontron AG ein Angebot an ihre Aktionäre zum Bezug von neuen Aktien oder Schuldverschreibungen oder sonstigen Wertpapieren mit Wandel- oder Optionsrechten im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die bezugsberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Bezugsrecht" notiert werden, und
- von dem Tag an, an dem die Kontron AG die Ausschüttung einer Sonderdividende im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die sonderdividendenberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Dividende" notiert werden.

*Nichtübertragbarkeit*

Sowohl die Wandelschuldverschreibungen als auch die damit verbundenen Umtauschrechte sind nicht übertragbar. Das Umtauschrecht kann jeweils nur durch den Bezugsberechtigten ausgeübt werden. Die Wandelschuldverschreibungen bzw. die Umtauschrechte können jedoch von Todes wegen auf den Ehegatten und die Kinder des Bezugsberechtigten übergehen.

*Verfall des Umtauschrechts*

Das Umtauschrecht darf nur ausgeübt werden, wenn der Berechtigte im Zeitpunkt des Umtauschs Mitglied des Aufsichtsrats der Kontron AG ist oder mindestens achtzehn Monate als Aufsichtsrat der Gesellschaft oder ihrer Rechtsvorgängerinnen tätig war.

*Anpassung des Wandlungspreises und des Umtauschverhältnisses*

Im Falle einer Kapitalherabsetzung wird das Umtauschverhältnis nicht angepasst, sofern die Kapitalherabsetzung die Gesamtzahl der Aktien unberührt lässt oder die Kapitalherabsetzung mit einer Kapitalrückzah-

lung, einer entgeltlichen Einziehung von Aktien oder einem entgeltlichen Erwerb eigener Aktien durch die Gesellschaft verbunden ist. Im Falle einer Kapitalherabsetzung durch Zusammenlegung von Aktien ohne Kapitalrückzahlung oder einer unentgeltlichen Einziehung von Aktien verringert sich die Anzahl der Aktien, die für eine Wandelschuldverschreibung bezogen werden können, in dem Verhältnis, in dem das herabgesetzte Grundkapital zu dem ursprünglichen Grundkapital steht.
Das Umtauschverhältnis wird jeweils ab dem Tag angepasst, an dem die Kapitalerhöhung oder die Kapitalherabsetzung wirksam werden.
Bruchteile von Aktien, die infolge einer Kapitalerhöhung aus Gesellschaftsmitteln, infolge einer Kapitalherabsetzung durch Zusammenlegung von Aktien ohne Kapitalrückzahlung oder einer unentgeltlichen Einziehung von Aktien bei der Ausübung des Umtauschrechts entstehen, werden bei der Ausübung des Wandlungsrechts nicht zur Verfügung gestellt. Die Gesellschaft wird sich bemühen, einen etwaigen Spitzenbetrag für Rechnung des Bezugsberechtigten zu verkaufen, sobald der Bezugsberechtigte sein Umtauschrecht wirksam ausgeübt hat. Der Erlös wird dem Bezugsberechtigten bei Ausgabe der Aktien zur Verfügung gestellt. Eine Addition von Aktienbruchteilen wird nicht vorgenommen.

*Umtausch*
Die Umtauscherklärung ist an die Gesellschaft zu richten. Dabei ist das bei der Gesellschaft erhältliche Formblatt zu verwenden Gleichzeitig ist die Wandelschuldverschreibungsurkunde bei der Gesellschaft einzureichen. Die Umtauscherklärung ist unwiderruflich.
Die aus der Ausübung des Umtauschrechts hervorgehenden Aktien werden nach Eingang der Umtauscherklärung innerhalb angemessener Zeit, spätestens aber 21 Tage nach dem Eingang der Umtauscherklärung bei der Gesellschaft, von der Gesellschaft ausgegeben. Das Risiko aus einer negativen Kursentwicklung der Aktie in der Zeit zwischen der Ausübung des Umtauschrechts und der Ausgabe der Aktie trägt der Bezugsberechtigte.
Die Kosten aus der Ausübung des Umtauschsrechts und dem Bezug der Aktie trägt der Bezugsberechtigte.

*Besteuerung*
Sämtliche Steuern, die bei Ausübung des Umtauschrechts oder bei Verkauf der Aktien durch die Bezugsberechtigten fällig werden, tragen die Bezugsberechtigten.

b) Das Grundkapital wird um bis zu EUR 360.000,00 durch Ausgabe von bis zu 360.000 Stückaktien bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Umtauschrechten an die Inhaber von Wandelschuldverschreibungen, die gemäß vorstehender Verpflichtung unter lit. a) von der Gesellschaft begeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem gemäß lit. a) festgelegten Wandlungspreis. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Umtauschrechten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals 2004 anzupassen.

c) § 4 der Satzung erhält einen neuen Absatz 9 mit folgendem Wortlaut:

„(9) Das Grundkapital wird um bis zu EUR 360.000,00 durch Ausgabe von bis zu 360.000 Stückaktien bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Umtauschrechten an die Inhaber von Wandelschuldverschreibungen, die gemäß der Verpflichtung durch die Hauptversammlung vom 30. Juni 2004 von der Gesellschaft begeben



werden. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Umtauschrechten entstehen, am Gewinn teil. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals 2004 anzupassen."

➤ **11. Beschlussfassung über eine Satzungsänderung**

§ 111 Abs. 4 Satz 2 AktG sieht vor, dass die Satzung oder der Aufsichtsrat zu bestimmen hat, dass bestimmte Arten von Geschäften nur mit seiner Zustimmung vorgenommen werden dürfen.

Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:

§ 18 Abs. 2 der Satzung der Gesellschaft erhält folgende Fassung:

„(2) Der Aufsichtsrat hat zu beschließen, dass bestimmte Maßnahmen der Geschäftsführung seiner Zustimmung bedürfen."

**Berichte des Vorstands zu den Tagesordnungspunkten 7, 8 und 10:**

Hinsichtlich des jeweils vorgeschlagenen Ausschlusses des Bezugsrechts in den Tagesordnungspunkten 7, 8 und 10 hat der Vorstand der Gesellschaft gemäß den gesetzlichen Vorschriften Berichte erstattet.

Die Berichte liegen von der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft, Oskar-von-Miller-Str. 1, 85386 Eching, sowie während der Hauptversammlung zur Einsicht der Aktionäre aus. Auf Verlangen erteilt die Gesellschaft den Aktionären unverzüglich kostenfrei Abschriften der Berichte.

**1. Bericht des Vorstands gem. § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 7 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Veräußerung eigener Aktien**

Der Beschluss sieht vor, dass der Vorstand mit Zustimmung des Aufsichtsrats über die Verwendung der erworbenen Aktien beschließt. Dabei soll die Veräußerung erworbener eigener Aktien auch, sofern nicht der Weg der Veräußerung über die Börse gewählt wird, unter Ausschluss des Bezugsrechts der Aktionäre erfolgen können. Dies ist für den Fall vorgesehen, dass die Gesellschaft die Aktien Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen daran oder zu einem börsenkursnahen Preis anbietet.

Durch die Ermächtigung, erworbene eigene Aktien unter Ausschluss des Bezugsrechts der Aktionäre Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegenleistung anbieten zu können, soll die Gesellschaft in die Lage versetzt werden, eigene Aktien als „Akquisitionswährung" zur Verfügung zu haben, ohne hierzu Aktien aus dem genehmigten Kapital schaffen zu müssen, was zu einer Verwässerung der Aktionäre führen würde. Der internationale Wettbewerb und die Globalisierung der Wirtschaft verlangen zunehmend diese Form der Gegenleistung. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft daher die notwendige Flexibilität geben, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und flexibel ohne Belastung der Liquidität der Gesellschaft ausnutzen zu können.

Daneben soll der Vorstand ermächtigt werden, die erworbenen Aktien zu einem börsenkursnahen Preis entsprechend der Regelung in § 186 Abs. 3 Satz 4 AktG an Dritte zu veräußern. Den Interessen unserer Aktionäre an einer wertmäßigen Nicht-Verwässerung ihrer Beteiligung wird hierbei
dadurch Rechnung getragen, dass der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, den Mittelwert der Schluss-Auktionspreise im

Xetra-Handel oder einem vergleichbaren Nachfolgesystem der Frankfurter Wertpapierbörse während der drei Börsentage vor der Unterzeichnung der Abrede mit dem Dritten um nicht mehr als 5 % unterschreiten darf.

Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen derzeit nicht. Der Vorstand wird der Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigungen erstatten.

2. **Bericht des Vorstands gemäß § 203 Abs. 2 Satz 2 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 8 der Tagesordnung über den Ausschluss des Bezugsrechts im Rahmen des neuen Genehmigten Kapitals 2004**

Vorstand und Aufsichtsrat haben der Hauptversammlung unter Tagesordnungspunkt 8 vorgeschlagen, ein neues genehmigtes Kapital in Höhe von bis EUR 3.300.000,00 zu schaffen. Hierdurch soll der Gesellschaft der größtmögliche Spielraum gewährt werden, die Eigenkapitalausstattung der Gesellschaft den geschäftlichen und rechtlichen Erfordernissen anzupassen. Bei der Ausnutzung des genehmigten Kapitals haben die Aktionäre grundsätzlich ein Bezugsrecht. Es wird jedoch vorgeschlagen, den Vorstand zu ermächtigen, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen,

- wenn die Aktien im Zusammenhang mit Unternehmenszusammenschlüssen angeboten oder ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;

  Diese Ermächtigung zum Ausschluss des Bezugsrechts bei Kapitalerhöhungen aus genehmigtem Kapital soll der Gesellschaft die Möglichkeit geben, in geeigneten Fällen Unternehmen bzw. Unternehmensteile oder Beteiligungen an Unternehmen gegen Überlassung von Aktien der Gesellschaft erwerben oder sich mit anderen Unternehmen zusammenschließen zu können. Die Gesellschaft hat damit ein Instrument, eventuelle Akquisitionsmöglichkeiten unter Zuhilfenahme flexibler und liquiditätsschonender Finanzierungsmöglichkeiten zu realisieren. Die Möglichkeit, rasch und erfolgreich auf entsprechende vorteilhafte Angebote oder sich bietende Gelegenheiten reagieren zu können, dient dabei auch dem Erhalt und der Steigerung der Wettbewerbsfähigkeit der Gesellschaft.
  Die Ermächtigung erstreckt sich insbesondere auf den Erwerb von Beteiligungen im Rahmen sogenannter „share deals", d. h. durch den Erwerb von Gesellschaftsanteilen, sowie auf den Erwerb im Rahmen sogenannter „asset deals", d. h. die Übernahme eines Unternehmens oder Unternehmensteils mittels Erwerb der sie bestimmenden Vermögensgegenstände, Rechte, Vertragspositionen und ähnlichem. Da eine Kapitalerhöhung in den vorgenannten Fällen häufig kurzfristig erfolgen muss, kann diese in aller Regel nicht von der nur einmal jährlich stattfindenden ordentlichen Hauptversammlung unmittelbar beschlossen werden. Die Einberufung einer außerordentlichen Hauptversammlung für jeden einzelnen Erwerb wäre in diesen Fällen jedoch aus Kosten- und Zeitgründen nicht praktikabel.

- soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;

  Bei Kapitalmaßnahmen der Gesellschaft wird den Inhabern von Wandelschuldverschreibungen, Wandelgenussrechten oder Optionsrechten üblicherweise in bestimmten Fällen ein Verwässerungsschutz gewährt.
  In der Kapitalmarktpraxis wird der Verwässerungsschutz entweder durch die Anpassung der jeweiligen Wandel- oder Optionsbedingungen (z. B. Zahlung eines Ausgleichsbetrags in Geld oder Herabsetzung der Zuzahlung)



oder durch Einräumung eines Bezugsrechts auf die bei Ausnutzung des genehmigten Kapitals auszugebenden neuen Aktien gewährt. Welche der beiden Möglichkeiten angebracht ist, entscheidet der Vorstand mit Zustimmung des Aufsichtsrats jeweils zeitnah vor Ausnutzung der Ermächtigung zur Ausgabe der neuen Aktien. Um diesbezüglich nicht von vorneherein auf eine Alternative beschränkt zu sein, soll dem Vorstand diese Ermächtigung zum Bezugsrechtsausschluss erteilt werden. Dieser Bezugsrechtsausschluss ermöglicht es der Gesellschaft, im Falle einer Kapitalerhöhung den Inhabern bereits bestehender Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte Bezugsrechte anzubieten, statt den Wandlungs- oder Optionspreis entsprechend den jeweiligen Wandel- oder Optionsbedingungen anzupassen, ohne dass die Gesellschaft dabei auf eigene Aktien zurückgreifen muss. Die unter Ausschluss des Bezugsrechts der Aktionäre an Inhaber von Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte auszugebenden neuen Aktien werden an die Inhaber der Wandelschuldverschreibungen, Wandelgenussrechte oder Optionsrechte jeweils zu denselben Konditionen ausgegeben, wie sie den Aktionären der Gesellschaft zum Bezug angeboten werden.

- für Spitzenbeträge;

  Für die Ermächtigung zum Ausschluss des Bezugsrechts bei Spitzenbeträgen sind ausschließlich technische Gründe maßgeblich. Hierdurch soll es dem Vorstand im Einzelfall ermöglicht werden, ein glattes Bezugsverhältnis herzustellen. Dies erleichtert die Abwicklung von Bezugsrechten und erspart zusätzlichen Aufwand.

- wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet, und der Bezugsrechtsausschluss nur neue Aktien erfasst, deren rechnerischer Wert 10 % des Grundkapitals nicht übersteigt;

  Diese Ermächtigung zum Ausschluss des Bezugsrechts bei Barkapitalerhöhungen gibt dem Vorstand die Möglichkeit, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre gemäß § 186 Abs. 3 Satz 4 AktG auszuschließen. Der Vorschlag liegt damit im Rahmen der gesetzlichen Regelung. Das Volumen der Ermächtigung entspricht 10 % des Grundkapitals der Gesellschaft. Diese Ermächtigung ermöglicht eine kurzfristige Aktienplatzierung unter flexibler Ausnutzung günstiger Marktverhältnisse und führt in der Regel zu einem deutlich höheren Mittelzufluss als im Fall einer Aktienplatzierung mit Bezugsrecht, da bei der Festlegung des Platzierungsentgelts kein Kursänderungsrisiko für den Zeitraum der Bezugsfrist berücksichtigt werden muss. Der Vorstand soll mit dieser Form der Kapitalerhöhung in die Lage versetzt werden, die für die zukünftige Geschäftsentwicklung erforderliche Stärkung der Eigenkapitalausstattung zu optimalen Bedingungen vornehmen zu können. Dadurch, dass der Ausgabepreis der Aktie den Börsenkurs jeweils nicht wesentlich unterschreitet, wird dem Interesse der Aktionäre an einem wertmäßigen Verwässerungsschutz Rechnung getragen. Der Vorstand wird den Ausgabepreis so nahe an dem dann aktuellen Börsenkurs festlegen, wie dies unter Berücksichtigung der jeweiligen Situation am Kapitalmarkt möglich ist, und sich um eine marktschonende Platzierung der neuen Aktien bemühen.

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zum Bezugsrechtsausschluss Gebrauch machen wird. Eine Ausnutzung dieser Möglichkeit wird nur dann erfolgen, wenn dies nach Einschätzung des Vorstands und des Aufsichtsrats im Interesse der Gesellschaft und damit ihrer Aktionäre liegt.

**3. Bericht des Vorstands gemäß § 221 Abs. 4 i.V.m. § 186 Abs. 4 Satz 2 AktG zu Punkt 10 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Begebung von Wandelschuldverschreibungen an Mitglieder des Aufsichtsrats**

Im Hinblick auf die in Ziffer 5.4.5 des Deutschen Corporate Governance Kodex enthaltene Empfehlung, den Mitgliedern des Aufsichtsrats neben einer festen Vergütung auch eine erfolgsorientierte Vergütung zu gewähren, möchte die Kontron AG ihren Aufsichtsräten Wandelschuldverschreibungen anbieten können, die diese berechtigen, diese Schuldverschreibungen unter bestimmten Voraussetzungen in Aktien der Kontron AG umzutauschen. Als Instrument der Erfolgsbeteiligung sollen den Aufsichtsräten der Gesellschaft insgesamt 360.000 Stück Wandelschuldverschreibungen, verteilt über einen Zeitraum von drei Jahren, angeboten werden. Das von den Aufsichtsräten für den Erwerb der Wandelschuldverschreibungen zu entrichtende Entgelt beträgt EUR 1,00 je Wandelschuldverschreibung.
Der Wandlungspreis beträgt 115 % des Börsendurchschnittskurses der Kontron Aktie im Xetra-Handel an fünf unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag abzüglich EUR 1,00. Das
Umtauschrecht wird sinnvoll damit nur dann ausgeübt werden, wenn der Kurs der Kontron-Aktie innerhalb des Zeitraums zwischen Ausgabe und Umtausch der Wandelschuldverschreibungen um mindestens 15 % steigt.

Hinsichtlich von der Gesellschaft auszugebenden Wandelschuldverschreibungen steht grundsätzlich allen Aktionären ein Bezugsrecht zu, sofern nicht die Hauptversammlung etwas anderes beschließt. Die erbetene Zustimmung zur Ausgabe von Wandelschuldverschreibungen an die
Aufsichtsräte sieht dementsprechend den Ausschluss dieses gesetzlichen Bezugsrechtes der Aktionäre vor. Das ist erforderlich, um die Wandelschuldverschreibungen den Aufsichtsräten anbieten zu können.

Die vorgeschlagene Ausgabe von Wandelschuldverschreibungen ist nach Auffassung des Vorstands geeignet, zusätzlich Leistungsanreize im Interesse einer nachhaltigen Steigerung des Unternehmenswerts zu bieten und dient damit, auch unter Berücksichtigung des Bezugsrechtsauschlusses, dem Interesse der Aktionäre.

Die Aufsichtsräte werden hierdurch motiviert, durch ihre beratenden Leistungen und den Einsatz ihrer Kontakte den Unternehmenswert zu steigern und damit auf die Entwicklung des Börsenkurses positiven
Einfluss zu nehmen. Ein solcher Leistungsanreiz liegt gleichermaßen im Interesse der Gesellschaft wie der Aktionäre.

➤ **Teilnahmebedingungen**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 23. Juni 2004 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

- sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen.



Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z. B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.

Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts- und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse **www.kontron.de/hauptversammlung** weitere Informationen zur Verfügung.

Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir, Anträge (einschließlich Gegenanträge), Wahlvorschläge und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching
Telefax: +49 8165/77-222 oder an folgende
E-Mail-Adresse: investor.relations@kontron.com

zu richten.

Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge mit Begründung sowie Wahlvorschläge werden im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2004

Kontron AG
Der Vorstand

**Anfahrtsskizze für die Anreise mit dem Auto**



**Wegbeschreibung für die Anreise mit der S1 (ab Bahnhof Freising ca. 10 Minuten zu Fuß)**

- Ab Hauptbahnhof München S1 Richtung Freising
- Beim Aussteigen bitte den Bahnhof in Richtung des P+R - Parkplatzes verlassen
- Bitte halten Sie sich links und überqueren den P+R - Parkplatz
- Im folgenden gehen Sie bitte rechts und überqueren dem Straßenverlauf folgend die Brücke
- Bitte halten Sie sich -weiterhin dem Straßenverlauf folgend- die ganze Zeit geradeaus
- Bei der Kreuzung angekommen überqueren Sie die Ampel, gehen am Eisstadion vorbei und biegen links ein
- Nunmehr befindet sich die Luitpoldhalle zu Ihrer Rechten

Am Ende des Weges angekommen biegen Sie bitte nach rechts ab. Auf der linken Seite befindet sich der Eingang zur Luitpoldhalle.


kontron
... always a Jump ahead!

**Kontron AG**
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 8165-770
Fax +49 (0) 8165-77385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com


OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Einladung 2003




kontron
... always a Jump ahead!


kontron
... always a Jump ahead!

# KONTRON AG
# MIT SITZ IN ECHING

- Wertpapier-Kenn-Nr. 605 395 / ISIN DE0006053952 -

Wir laden hiermit unsere Aktionärinnen und Aktionäre
ein zu der

**am Dienstag, den 24. Juni 2003, um 10.00 Uhr**

in der Luitpoldhalle, Luitpoldanlage 1, 85356 Freising
stattfindenden

**ordentlichen Hauptversammlung**



# Tagesordnung

**1. Vorlage des festgestellten Jahresabschlusses nebst Lagebericht zum 31. Dezember 2002 der Kontron AG und des gebilligten Konzernabschlusses nebst Lagebericht zum 31. Dezember 2002 sowie des Berichts des Aufsichtsrats über das Geschäftsjahr 2002**

**2. Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands im Geschäftsjahr 2002 Entlastung für diesen Zeitraum zu erteilen.

**3. Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats im Geschäftsjahr 2002 Entlastung für diesen Zeitraum zu erteilen.

**4. Beschlussfassung über die Bestellung des Abschlussprüfers und Konzernabschlussprüfers**

Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in München zum Abschlussprüfer und Konzernabschlussprüfer für das Geschäftsjahr 2003 zu bestellen.

**5. Neuwahl des Aufsichtsrats**

Die Amtszeit der derzeitigen Aufsichtsratsmitglieder endet mit dem Ablauf der ordentlichen Hauptversammlung am 24. Juni 2003. Der Aufsichtsrat der Gesellschaft besteht gemäß § 12 Abs. 1 der Satzung in Verbindung mit §§ 95 Abs. 1, 96 Abs. 1 AktG aus 3 Mitgliedern, die von der Hauptversammlung gewählt werden.

Der Aufsichtsrat schlägt vor, folgenden Beschluss zu fassen:
„Herr Dr. Jens Neiser, Rechtsanwalt und Unternehmensberater, Warngau, Herr Dipl. Ing. Helmut Krings, Management Consultant, Ottobrunn und Herr Pierre McMaster, Ingenieur, Laval, Paton Island, Canada, werden zu Mitgliedern des Aufsichtsrats gewählt. Die Amtszeit der neu gewählten Mitglieder des Aufsichtsrats beginnt mit dem Ablauf der ordentlichen Hauptversammlung der Gesellschaft am 24. Juni 2003 und endet mit Ablauf der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit, also für das Geschäftsjahr 2007, beschließt, wobei das Geschäftsjahr in dem die Amtszeit beginnt, nicht mitgerechnet wird."

Die Hauptversammlung ist an Wahlvorschläge nicht gebunden.
Herr Dr. Neiser ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

Swyx AG, Dortmund, (stellvertretender Aufsichtsratsvorsitzender);
getmobile AG, München, (stellvertretender Aufsichtsratsvorsitzender);
Otop AG, Mainz, (stellvertretender Aufsichtsratsvorsitzender).

Herr Krings ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

abbaXX AG, Stuttgart, (Mitglied des Aufsichtsrats);
DNS AG, Fürstenfeldbruck, (Mitglied des Aufsichtsrats).

Herr McMaster ist zum Zeitpunkt der Einberufung dieser Hauptversammlung Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten und vergleichbaren in- und ausländischen Kontrollgremien:

Kontron Mobile Inc., Minneapolis, (Mitglied des Board of Directors);
Kontron America Inc., San Diego, (Mitglied des Board of Directors).

**6. Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:
„Die Gesellschaft wird dazu ermächtigt, Aktien der Kontron AG zu erwerben. Die Ermächtigung ist auf den Erwerb von eigenen Aktien mit einem rechnerischen Anteil am Grundkapital von insgesamt bis zu EUR 4.565.411,00 beschränkt. Die Ermächtigung kann ganz oder in Teilbeträgen, einmal oder mehrmals ausgeübt werden. Die Ermächtigung gilt bis zum 24. Dezember 2004.

Der Erwerb erfolgt über die Börse. Der von der Gesellschaft gezahlte Gegenwert der Aktien (ohne Erwerbsnebenkosten) darf den Eröffnungskurs im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) am Handelstag an der Wertpapierbörse Frankfurt am Main um nicht mehr als 10% überschreiten und nicht mehr als 10% unterschreiten.
Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats Aktien der Kontron AG, die aufgrund dieser Ermächtigung erworben werden, neben der Veräußerung über die Börse

Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen als Gegenleistung anzubieten. Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen;

an Dritte zu veräußern. Der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, darf den Mittelwert der Schlussauktionspreise im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main während der drei Börsentage vor dem Tag der verbindlichen Vereinbarung mit dem Dritten um nicht mehr als 5% unterschreiten (ohne Veräußerungsnebenkosten). Das Bezugsrecht der Aktionäre auf die eigenen Aktien wird insoweit ausgeschlossen, wobei beim Gebrauchmachen dieser Ermächtigung der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG berücksichtigt wird;

unter gleichzeitiger Herabsetzung des Grundkapitals einzuziehen, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf.

Vorstehende Ermächtigungen betreffend die Verwertung der erworbenen eigenen Aktien können einmal oder mehrmals, ganz oder in Teilen, einzeln oder gemeinsam ausgeübt werden. Der Vorstand wird die Hauptversammlung über die Gründe und den Zweck des Erwerbs eigener Aktien, über die Zahl der erworbenen Aktien und den auf sie entfallenden Betrag des Grundkapitals sowie über den Gegenwert, der für die Aktien gezahlt wurde, jeweils unterrichten."

**7. Beschlussfassung über die Anpassung der Genehmigten Kapitalia**
Das Genehmigte Kapital 2002 I (§ 4 Abs. 3 der Satzung) ist dazu bestimmt, Verpflichtungen zur Ausgabe neuer Aktien, die von den Rechtsvorgängerinnen der Gesellschaft in Zusammenhang mit Unternehmenskaufverträgen eingegangen wurden, abzusichern. Einige dieser Verpflichtungen sind zwischenzeitlich erloschen.

Das Genehmigte Kapital 2002 II dient der Bedienung von Optionsrechten bzw. Wandlungsrechten, die von den Rechtsvorgängerinnen der Gesellschaft oder deren mittelbaren oder unmittelbaren Tochtergesellschaften an Mitarbeiter ausgegeben worden sind und vor dem 1. September 2004 ausübbar sind. Insoweit, als diese Options- bzw. Wandlungsrechte verfallen sind bzw. auf sie verzichtet worden ist, soll das Genehmigte Kapital 2002 II ermäßigt werden.

Um die Einziehung von eigenen Aktien, die gemäß der zu vorstehendem Tagesordnungspunkt 6 beschlossenen Ermächtigung zum Erwerb eigener Aktien erworben werden, unter gleichzeitiger Herabsetzung des Grundkapitals zu ermöglichen, ist es erforderlich, den Umfang des Genehmigten Kapitals 2002 III zu reduzieren.

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Die in § 4 Abs. 3 der Satzung enthaltene Ermächtigung, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 700.000,00 durch Ausgabe von bis zu 700.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wird dahingehend abgeändert, dass diese Ermächtigung auf eine Kapitalerhöhung um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu insgesamt 357.150 neuen Stückaktien ermäßigt wird.

§ 4 Abs. 3 der Satzung erhält demzufolge folgenden Wortlaut:
„(3) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 357.150,00 durch Ausgabe von bis zu 357.150 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur



insoweit Gebrauch gemacht werden darf, als die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG sowie Kontron embedded computers AG) bis zum 15. April 2002 abgeschlossen worden sind (Genehmigtes Kapital 2002 I). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats."

b) Die in § 4 Abs. 4 der Satzung enthaltene Ermächtigung, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 1.270.780,00 durch Ausgabe von bis zu 1.270.780 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wird dahingehend abgeändert, dass diese Ermächtigung auf eine Kapitalerhöhung um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu insgesamt 505.200 neuen Stückaktien ermäßigt wird.

   § 4 Abs. 4 der Satzung erhält demzufolge folgenden Wortlaut:
   „(4) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 505.200,00 durch Ausgabe von bis zu 505.200 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen, wobei von dieser Ermächtigung nur insoweit Gebrauch gemacht werden darf, als die neuen Aktien an die Inhaber von Optionsrechten, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG) oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften ausgegeben worden sind, nach Ausübung des Optionsrechts ausgegeben werden oder als die neuen Aktien an die Inhaber von Wandelschuldverschreibungen, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG und Kontron embedded computers AG) ausgegeben worden sind, nach Ausübung des Wandlungsrechts ausgegeben werden (Genehmigtes Kapital 2002 II). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats."

c) Die Ermächtigung des Vorstands, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtrats einmal oder mehrfach um bis zu insgesamt EUR 20.856.000,00 durch Ausgabe von bis zu 20.856.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 III) wird dahingehend abgeändert, dass die Ermächtigung sich nunmehr nur noch auf eine Kapitalerhöhung um bis zu insgesamt EUR 19.500.000,00 durch Ausgabe von bis zu 19.500.000 neuen Stückaktien bezieht.

   Demzufolge erhält § 4 Abs. 5 der Satzung folgenden Wortlaut:
   „(5) Der Vorstand ist ermächtigt, in der Zeit bis zum 26. April 2007 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats einmal oder mehrfach um bis zu insgesamt EUR 19.500.000,00 durch Ausgabe von bis zu 19.500.000 neuen Stückaktien gegen Bar- oder Sacheinlagen zu erhöhen (Genehmigtes Kapital 2002 III). Ausgegeben werden dürfen jeweils Stammaktien und/oder stimmrechtslose Vorzugsaktien. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Ein Bezugsrechtsausschluss ist jedoch nur in folgenden Fällen zulässig:

   Wenn die Aktien ausgegeben werden, um Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteile zu erwerben;

   zur Einführung von Aktien der Gesellschaft oder von Zertifikaten, die Aktien der Gesellschaft vertreten, an ausländischen Börsen, an denen die Aktien der Gesellschaft oder Zertifikate, die Aktien der Gesellschaft vertreten, nicht zum Handel zugelassen sind;

   soweit es erforderlich ist, um den Inhabern von Wandelschuldverschreibungen oder Wandelgenussrechten oder Optionsrechten ein Bezugsrecht in dem Umfang einzuräumen, wie es ihnen nach Ausübung des Wandlungsrechts bzw. Optionsrechts als Aktionär zustehen würde;

   für Spitzenbeträge;

   wenn die Aktien zu einem Ausgabebetrag ausgegeben werden, der den Börsenpreis nicht wesentlich unterschreitet und der Bezugsrechtsausschluss nur neue

Aktien erfasst, deren rechnerischer Wert 10% des Grundkapitals nicht übersteigt; für die Frage des Ausnutzens der 10%-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen;

wenn die Aktien in Zusammenhang mit dem Erwerb von Unternehmen oder Beteiligungen oder Unternehmensteilen oder in Zusammenhang mit Unternehmenszusammenschlüssen den Veräußerern zum Erwerb angeboten werden.

Über den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe entscheidet der Vorstand mit Zustimmung des Aufsichtsrats.""

**8. Beschlussfassung über die Anpassung der Bedingten Kapitalia**

Das Bedingte Kapital 2002 I dient der Bedienung von Wandlungs- oder Aktienoptionsrechten, die von den Rechtsvorgängerinnen der Gesellschaft an deren Mitarbeiter und Mitglieder der Geschäftsführung sowie deren Tochtergesellschaften ausgegeben worden sind. Dieses Bedingte Kapital 2002 I wird insoweit nicht mehr benötigt, als diese Aktienoptionen bzw. Wandlungsrechte verfallen sind, bzw. auf diese verzichtet wurde.

Das Bedingte Kapital 2002 II dient zur Absicherung von Wandlungsrechten, die von den Rechtsvorgängerinnen der Gesellschaft in Zusammenhang mit Unternehmenskäufen ausgegeben worden sind. Infolge Zeitablaufs ist ein Teil dieser Wandlungsrechte nicht mehr ausübbar bzw. verfallen.

Vorstand und Aufsichtsrat schlagen daher vor, folgenden Beschluss zu fassen:

„a) Das Bedingte Kapital 2002 I von bis zu EUR 2.270.740,00 auf das insgesamt bis zu 2.270.740 neue Aktien ausgegeben werden können, wird dahingehend abgeändert, dass es nur noch bis zu EUR 875.500,00, zerlegt in bis zu 875.500 Aktien, beträgt.

§ 4 Abs. 6 der Satzung erhält demzufolge folgenden neuen Wortlaut:
„(6) Das Grundkapital der Gesellschaft ist um bis zu EUR 875.500,00 durch Ausgabe von insgesamt bis zu 875.500 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2002 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Bezugsrechte auf Aktien an die Inhaber von Umtausch- oder Bezugsrechten auf Aktien, die von den Rechtsvorgängerinnen der Gesellschaft, nämlich der JUMPtec Industrielle Computertechnik AG und der Kontron embedded computers AG, an Mitarbeiter und Mitglieder der Geschäftsführung der vorgenannten Gesellschaften sowie deren Tochtergesellschaften ausgegeben worden waren, im Umtausch gegen jene Rechte ausgegeben worden sind und deren Inhaber das gewährte Umtausch- oder Bezugsrecht ausüben. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Umtausch oder Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen."

b) Das Bedingte Kapital 2002 II von bis zu EUR 621.500,00, auf das bis zu 621.500 neue Aktien ausgegeben werden können, wird reduziert auf bis zu EUR 115.000,00, zerlegt in bis zu 115.000 neue Aktien.

§ 4 Abs. 7 der Satzung erhält demzufolge folgenden Wortlaut:
„(7) Das Grundkapital der Gesellschaft ist um bis zu EUR 115.000,00 durch Ausgabe von insgesamt bis zu 115.000 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2002 II). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Wandlungsrechten oder Optionsscheinen, die von den Rechtsvorgängerinnen der Gesellschaft (JUMPtec Industrielle Computertechnik AG sowie Kontron embedded computers AG) ausgegeben worden sind, von ihrem Wandlungs- bzw. Optionsrecht Gebrauch machen. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.""

**9. Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 I zur Bedienung des Aktienoptionsplanes 2003 und entsprechende Satzungsänderung**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Das Grundkapital der Gesellschaft wird um bis zu insgesamt EUR 3.000.000,00 durch Ausgabe von bis zu insgesamt 3.000.000 neuen auf den Inhaber lautenden Stückak-

tien bedingt erhöht (Bedingtes Kapital 2003 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die von der Gesellschaft im Rahmen des Aktienoptionsprogramms 2003 gewährt werden, ihr Optionsrecht ausüben. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.

b) Das Aktienoptionsprogramm 2003 hat folgende Eckpunkte:

(1) Bezugsberechtigte und Gesamtvolumen

Im Rahmen des Aktienoptionsprogramms 2003 können Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") nur an Mitglieder des Vorstands der Kontron AG („Gruppe 1"), Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften, also an Gesellschaften, an denen die Kontron AG mittelbar oder unmittelbar über mehr als 50% der Anteile oder der Stimmrechte verfügt oder gegenüber denen die Kontron AG mittelbar oder unmittelbar herrschendes Unternehmen aufgrund eines Beherrschungsvertrages oder eines vergleichbaren Konzernvertrages ist, („Gruppe 2") und an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften („Gruppe 3") ausgegeben werden. Insgesamt können für alle Gruppen zusammen während der Laufzeit des Aktienoptionsprogramms von knapp viereinhalb Jahren maximal 3.000.000 Aktienoptionen („Gesamtvolumen") ausgegeben werden. Das Gesamtvolumen teilt sich wie folgt auf die einzelnen Bezugsberechtigten auf:

(a) für Bezugsberechtigte der Gruppe 1 insgesamt höchstens 600.000 Aktienoptionen (also insgesamt höchstens 20% des Gesamtvolumens);

(b) für Bezugsberechtigte der Gruppe 2 insgesamt höchstens 400.000 Aktienoptionen (also insgesamt höchstens 13,33% des Gesamtvolumens) und

(c) für Bezugsberechtigte der Gruppe 3 insgesamt höchstens 2.000.000 Aktienoptionen (also insgesamt höchstens 66,67% des Gesamtvolumens).

An Bezugsberechtigte, die mehreren Gruppen angehören (z. B. Gruppe 1 und Gruppe 2 oder Gruppe 2 und Gruppe 3), können Aktienoptionen nur unter Anrechnung auf das Kontingent der höheren Gruppe, der sie angehören, gewährt werden.

(2) Ausgestaltung

(a) Tranchen: Pro Kalenderjahr dürfen nicht mehr als 50% des Gesamtvolumens ausgegeben werden.

(b) Ausgabezeiträume: Aktienoptionen können viermal jährlich ausgegeben werden und zwar zwischen dem 11. und 26. Börsenhandelstag an der Frankfurter Wertpapierbörse jeweils nach Veröffentlichung des Konzernabschlusses sowie des Quartalberichts für das 1., 2. und 3. Quartal eines Geschäftsjahres; Ausgabetag ist bei der Gewährung von Aktienoptionen an Bezugsberechtigte der Gruppe 1 der Tag, an dem der Aufsichtsrat der Gesellschaft über die Gewährung beschließt, und im Übrigen der Tag, an dem der Vorstand der Gesellschaft über die Gewährung beschließt.

(c) Haltefrist: Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

(d) Ausübungszeitraum und Ausübungsfenster: Die Aktienoptionen können während ihrer Laufzeit und nach Ablauf der jeweiligen Wartezeit in Ausübungszeiträumen, die jeweils zehn Börsenhandelstage an der Frankfurter Wertpapierbörse betragen und jeweils mit Beginn des fünften Börsenhandelstages nach dem Tag der ordentlichen Hauptversammlung der Gesellschaft und nach Veröffentlichung des Quartalsberichts für das dritte Quartal des Geschäftsjahres der Gesellschaft beginnen, ausgeübt werden.

(e) Sperrfristen: Die Aktienoptionen können auch während eines Ausübungszeitraums während folgender „Ausübungssperrfristen" nicht ausgeübt werden

von dem Tag an, an dem die Kontron AG ein Angebot an ihre Aktionäre zum Bezug von neuen Aktien oder Schuldverschreibungen oder sonstigen Wertpapieren mit Wandel- oder Optionsrechten im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die bezugsberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Bezugsrecht" notiert werden und

von dem Tag an, an dem die Kontron AG die Ausschüttung einer Sonderdividende im (elektronischen) Bundesanzeiger veröffentlicht, bis zu dem Tag, an dem die sonderdividendenberechtigten Aktien der Gesellschaft an der Frankfurter Wertpapierbörse erstmals „Ex-Dividende" notiert werden.

(f) Ausübungspreis und Ausübungshürde: Die Aktienoptionen können nur gegen Zahlung des Ausübungspreises, der 115% des Börsendurchschnittskurses, also des arithmetischen Mittels der Schlussauktionspreise für eine Kontron-Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) an zwanzig unmittelbar aufeinanderfolgenden Börsenhandelstagen vor dem Ausgabetag, beträgt, ausgeübt werden.

(g) Nichtübertragbarkeit: Die Aktienoptionen sind nicht übertragbar, sondern können nur durch den Bezugsberechtigten ausgeübt werden. Sie können jedoch von Todes wegen auf den Ehegatten und die Kinder des Bezugsberechtigten übergehen.

(3) Erfüllung des Bezugsrechts

Den Bezugsberechtigten kann angeboten werden, an Stelle der Ausgabe von Aktien aus dem hierfür geschaffenen Bedingten Kapital 2003 I wahlweise eigene Aktien zu erwerben oder einen Barausgleich zu erhalten. Die Entscheidung, welche Alternative den Bezugsberechtigten im Einzelfall angeboten wird, trifft der Vorstand im Einvernehmen mit dem Aufsichtsrat, soweit Bezugsberechtigte der Gruppen 2 und 3 betroffen sind, bzw. der Aufsichtsrat, soweit Bezugsberechtigte der Gruppe 1 betroffen sind. Diese Organe haben sich bei ihrer Entscheidung allein vom Interesse der Gesellschaft und ihrer Aktionäre leiten zu lassen. Der Barausgleich soll den Unterschiedsbetrag zwischen dem Ausübungspreis und dem Eröffnungskurs der Aktie im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) am Ausübungstag ausmachen.

(4) Weitere Regelungen

Die weiteren Regelungen für die Ausübung der Aktienoptionen und die weiteren Ausübungsbedingungen werden durch den Aufsichtsrat festgesetzt, soweit die Mitglieder des Vorstands der Gesellschaft betroffen sind. Im Übrigen ist der Vorstand der Gesellschaft für die Festlegung dieser Einzelheiten zuständig, der, soweit gesetzlich erforderlich, im Einvernehmen mit den Organen der Konzerngesellschaften entscheidet, die für die Vergütung der Bezugsberechtigten zuständig sind. Zu den weiteren Regelungen gehören insbesondere:

(a) Bestimmung der Bezugsberechtigten und Festsetzung der Anzahl der ihnen jeweils zu gewährenden Aktienoptionen

(b) Festlegung der Bestimmungen über die Durchführung des Aktienoptionsprogramms

(c) Verfahren der Gewährung und der Ausübung von Aktienoptionen sowie von deren Verfall

(d) Bestimmungen über die Behandlung von Aktienoptionen in Sonderfällen, z. B. Ausscheiden des Bezugsberechtigten aus der Kontron-Gruppe oder Tod des Bezugsberechtigten oder Bezugsberechtigte mit Wohn- oder Dienstsitz im Ausland.

(5) Besteuerung

Sämtliche Steuern, die bei Ausübung der Aktienoptionen oder bei Verkauf der Aktien durch die Bezugsberechtigten fällig werden, tragen die Bezugsberechtigten.

(6) Berichtspflicht

Der Vorstand wird über die Ausnutzung des Aktienoptionsprogramms und die den Bezugsberechtigten eingeräumten Aktienoptionen sowie die ausgeübten Aktienoptionen für jedes Geschäftsjahr im Geschäftsbericht berichten.

c) § 4 der Satzung erhält folgenden neuen Abs. 8:

„(8) Das Grundkapital der Gesellschaft ist um bis zu EUR 3.000.000,00 durch Ausgabe von insgesamt bis zu 3.000.000 neuen auf den Inhaber lautenden Stückaktien bedingt erhöht (Bedingtes Kapital 2003 I). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Die neuen Aktien nehmen jeweils vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung des Bezugsrechts entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen.""

**10. Beschlussfassung über die Schaffung eines Bedingten Kapitals 2003 II und die Ermächtigung zur Ausgabe von Wandelschuldverschreibungen sowie von Optionsschuldverschreibungen**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) Der Vorstand wird ermächtigt, bis zum 24. Juni 2008 einmalig oder mehrmals auf den Inhaber und/oder den Namen lautende Wandel- und/oder Optionsschuldverschreibungen (nachstehend gemeinsam „Schuldverschreibungen") im Gesamtnennbetrag von bis zu EUR 60.000.000,00 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf die neuen Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt EUR 6.000.000,00 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Die Schuldverschreibungen können außer in EUR auch – unter Begrenzung auf den entsprechenden Eurogegenwert – in der gesetzlichen Währung eines OECD-Landes begeben werden. Sie können auch durch unmittelbare oder mittelbare Mehrheitsbeteiligungsgesellschaften der Gesellschaft begeben werden; in diesem Fall wird der Vorstand ermächtigt, für die Gesellschaft die Garantie für die Schuldverschreibungen zu übernehmen und den Inhabern bzw. Gläubigern solcher Schuldverschreibungen Wandlungsrechte bzw. Optionsrechte auf die neuen Aktien der Gesellschaft zu gewähren.

Die Schuldverschreibungen sollen von einem Bankenkonsortium mit der Verpflichtung übernommen werden, sie den Aktionären der Gesellschaft zum Bezug anzubieten, sofern sie den Aktionären nicht zu unmittelbarem Bezug angeboten werden. Der Vorstand ist jedoch mit Zustimmung des Aufsichtsrats ermächtigt, das Bezugsrecht der Aktionäre der Gesellschaft auf die Schuldverschreibungen mit Wandlungs- oder Optionsrecht auf Aktien der Gesellschaft ganz oder teilweise auszuschließen,

sofern der Ausgabepreis den nach anerkannten finanzmathematischen Methoden ermittelten theoretischen Marktwert der Teilschuldverschreibungen nicht wesentlich unterschreitet. Der Bezugsrechtsausschluss besteht jedoch nur für Teilschuldverschreibungen mit einem Wandlungs- bzw. Optionsrecht auf Aktien mit einem anteiligen Betrag des Grundkapitals von bis zu 10% des Grundkapitals; für die Frage des Ausnutzens der 10%-Grenze ist der Ausschluss des Bezugsrechts aufgrund anderer Ermächtigungen nach § 186 Abs. 3 Satz 4 AktG mit zu berücksichtigen;

sofern es erforderlich ist, um den Inhabern bzw. Gläubigern von dann ausstehenden Optionsscheinen, Optionsrechten, Wandelschuldverschreibungen und Wandelgenussscheinen ein Bezugsrecht auf Wandelschuldverschreibungen bzw. Optionsschuldverschreibungen in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Wandlungs- bzw. Optionsrechts bzw. Erfüllung der Wandlungspflicht zustehen würde;

um Spitzenbeträge, die sich aufgrund des Bezugsverhältnisses ergeben, von dem Bezugsrecht der Aktionäre auszunehmen;

soweit die Schuldverschreibungen in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar- und/oder Sachgegenleistungen ausgegeben werden.

Im Falle der Ausgabe von auf den Inhaber lautenden Wandelschuldverschreibungen erhalten die Inhaber - ansonsten die Gläubiger - der Schuldverschreibungen das Recht, ihre Teilschuldverschreibungen nach näherer Maßgabe der Wandelanleihebedingungen in neue Aktien der Gesellschaft umzutauschen. Das Umtauschverhältnis ergibt sich aus der Division des Nennbetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft. Das Umtauschverhältnis kann sich auch durch Division des unter dem Nominalbetrag liegenden Ausgabebetrags einer Teilschuldverschreibung durch den festgelegten Wandlungspreis für eine Aktie der Gesellschaft ergeben. Es kann vorgesehen werden, dass das Umtauschverhältnis variabel und der Wandlungspreis innerhalb einer festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Aktienkurses während der Laufzeit oder während eines bestimmten Zeitraums innerhalb der Laufzeit festgesetzt wird. Das Umtauschverhältnis kann in jedem Fall auf eine ganze Zahl auf- oder abgerundet werden; ferner kann eine in bar zu leistende Zuzahlung festgelegt werden. Im Übrigen kann vorgesehen werden, dass Spitzen zusammengelegt und/oder in Geld ausgeglichen werden.

Im Falle der Ausgabe von Optionsschuldverschreibungen werden jeder Teilschuldverschreibung eine oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der vom Vorstand festzulegenden Optionsbedingungen zum Bezug von neuen Aktien der Gesellschaft berechtigen. Der anteilige Betrag am Grundkapital der je Teilschuldverschreibung zu beziehenden Aktien darf den Nennbetrag der Optionsschuldverschreibungen nicht übersteigen. §§ 9 Abs. 1 und 199 Abs. 2 AktG bleiben unberührt. Die Laufzeit der Optionsrechte darf höchstens 20 Jahre betragen.

Die Umtauschbedingungen können auch eine Wandlungspflicht zum Ende der Laufzeit (oder zu einem früheren Zeitpunkt) begründen. Schließlich können die Wandelanleihebedingungen vorsehen, dass im Falle der Wandlung die Gesellschaft dem Wandlungsberechtigten nicht Aktien der Gesellschaft gewährt, sondern den Gegenwert in Geld zahlt, der nach näherer Maßgabe der Anleihebedingungen dem Durchschnittspreis der Aktien der Gesellschaft in der Schlussauktion im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbarem Nachfolgesystem) an der Wertpapierbörse Frankfurt am Main während der letzten 1 bis 10 Börsentage vor Erklärung der Wandlung entspricht. Der anteilige Betrag am Grundkapital der bei Wandlung auszugebenden Aktien darf den Nennbetrag der Teilwandelschuldverschreibung nicht übersteigen. §§ 9 Abs. 1 und 199 Abs. 2 AktG bleiben unberührt.

Sofern die Schuldverschreibungen nicht in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar- und/oder Sachgegenleistungen ausgegeben werden, muss der jeweils festzusetzende Wandlungs- bzw. Optionspreis für eine Aktie der Gesellschaft (Bezugspreis) auch bei einem variablen Umtauschverhältnis/Optionspreis entweder (a) mindestens 80 % des durchschnittlichen Schlussauktionspreises der Aktien der Gesellschaft im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) (i) an den 10 Börsentagen unmittelbar vor dem Tag der Beschlussfassung durch den Vorstand über die Begebung der Wandel- oder Optionsschuldverschreibungen oder (ii) an den 5 Börsenhandelstagen unmittelbar vor der öffentlichen Bekanntgabe eines Angebots zur Zeichnung von Schuldverschreibungen oder (iii) an den 5 Börsenhandelstagen unmittelbar vor der Abgabe der Annahmeerklärung durch die Gesellschaft nach einer öffentlichen Aufforderung zur Abgabe von Zeichnungsangeboten betragen oder (b) mindestens 80 % des durchschnittlichen Schlussauktionspreises der Aktien der Gesellschaft im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem) während der Tage, an denen die Bezugsrechte an der Wertpapierbörse Frankfurt am Main gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels, entsprechen.

Der Wandlungs- bzw. Optionspreis kann unbeschadet der §§ 9 Abs. 1 und 199 Abs. 2 AktG aufgrund einer Verwässerungsschutzklausel nach näherer Bestimmung der Wandel- bzw. Optionsanleihebedingungen durch Zahlung eines entsprechenden Betrages in Geld bei Ausnutzung des Wandlungsrechts bzw. durch Herabsetzung der Zuzahlung ermäßigt werden, wenn die Gesellschaft während

der Wandlungs- bzw. Optionsfrist unter Einräumung des Bezugsrechts an ihre Aktionäre das Grundkapital erhöht oder weitere Wandel- oder Optionsanleihen bzw. Wandel- oder Optionsgenussrechte begibt, bzw. sonstige Optionsrechte gewährt und den Inhabern von Wandlungs- oder Optionsrechten kein Bezugsrecht in dem Umfang eingeräumt wird, wie es ihnen nach Ausübung des Wandlungs- oder Optionsrechts zustehen würde. Statt einer Zahlung in bar bzw. einer Herabsetzung der Zuzahlung kann auch – soweit möglich – das Umtauschverhältnis durch Division mit dem ermäßigten Wandlungspreis angepasst werden. Die Bedingungen können darüber hinaus für den Fall der Kapitalherabsetzung eine Anpassung der Wandlungs- bzw. Optionsrechte vorsehen.

Der Vorstand wird ermächtigt, die weiteren Einzelheiten der Ausgabe und Ausstattung der Wandel- und/oder Optionsschuldverschreibungen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Wandlungs- bzw. Optionspreis und den Wandlungs- bzw. Optionszeitraum festzusetzen bzw. im Einvernehmen mit den Organen der die Wandel- und/oder Optionsschuldverschreibungen begebenen Beteiligungsgesellschaften festlegen.

b) Das Grundkapital wird um bis zu EUR 6.000.000,00 bedingt erhöht. Die Bedingte Kapitalerhöhung dient der Gewährung von Aktienrechten an die Inhaber bzw. Gläubiger von Schuldverschreibungen, die gemäß vorstehender Ermächtigung unter lit. a) bis zum 24. Juni 2008 von der Gesellschaft oder durch eine unmittelbare oder mittelbare Beteiligungsgesellschaft der Gesellschaft begeben werden. Die Ausgabe der neuen Aktien erfolgt zu dem gemäß lit. a) jeweils festzulegenden Wandlungs- bzw. Optionspreis. Die Bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie von diesen Rechten Gebrauch gemacht wird, oder wie die zur Wandlung verpflichteten Inhaber bzw. Gläubiger ihre Pflicht zur Wandlung erfüllen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil. Der Vorstand wird ermächtigt, die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzusetzen.

c) § 4 der Satzung erhält einen neuen Absatz 9 mit folgendem Wortlaut:

   „(9) Das Grundkapital ist um bis zu EUR 6.000.000,00 durch Ausgabe von bis zu 6.000.000 Stückaktien bedingt erhöht (Bedingtes Kapital 2003 II). Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie

   die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen, die den von der Gesellschaft oder deren unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 24. Juni 2003 bis zum 24. Juni 2008 auszugebenden Wandel- oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder

   die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder deren unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 24. Juni 2003 bis zum 24. Juni 2008 auszugebenden Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen.

   Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.

   Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die weiteren Einzelheiten der Durchführung der Bedingten Kapitalerhöhung festzulegen."

d) Der Aufsichtsrat ist ermächtigt, die Fassung von § 4 Abs. 9 der Satzung entsprechend der jeweiligen Ausnutzung des Bedingten Kapitals anzupassen.""

**11. Beschlussfassung über Satzungsänderungen**

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

„a) In § 3 der Satzung wird klargestellt, dass die Bekanntmachungen der Gesellschaft im elektronischen Bundesanzeiger erfolgen.

b) § 3 der Satzung wird neu gefasst wie folgt:
„Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger, soweit nicht gesetzlich die Veröffentlichung im Bundesanzeiger vorgeschrieben ist.""

**12. Beschlussfassung über die Zustimmung zum Abschluss eines Gewinnabführungsvertrages**

Vorstand und Aufsichtsrat schlagen vor zu beschließen:
„Dem Abschluss des Gewinnabführungsvertrages zwischen der Kontron AG als herrschender Gesellschaft und der Kontron Modular Computers GmbH als beherrschter Gesellschaft wird zugestimmt."

Der Gewinnabführungsvertrag zwischen der Kontron AG und der Kontron Modular Computers GmbH hat folgenden wesentlichen Inhalt:

**§ 1 Gewinnabführung**

(1) Die Organgesellschaft (Kontron Modular Computers GmbH) verpflichtet sich, ihren ganzen Gewinn an die Organträgerin (Kontron AG) abzuführen. Abzuführen ist - vorbehaltlich der Bildung oder Auflösung von Rücklagen gemäß dem nachfolgenden Absatz 2 - der ohne die Gewinnabführung entstehende Jahresüberschuss, vermindert um einen etwaigen Verlustvortrag und um den Betrag, der in die gesetzlich erforderlichen Rücklagen einzustellen ist. Der Jahresüberschuss versteht sich nach Ertragsteuern, sofern solche in Folge einer etwaigen zeitlichen Inkongruenz zwischen der Laufzeit dieses Vertrages und dem Bestehen eines ertragsteuerlichen Organschaftsverhältnisses gemäß § 14 KStG oder diese Norm ersetzender Vorschriften des Ertragsteuerrechts anfallen.

(2) Die Organgesellschaft kann mit Zustimmung der Organträgerin Beträge aus dem Jahresüberschuss insoweit in die Gewinnrücklage einstellen, als dies handelsrechtlich zulässig und bei vernünftiger kaufmännischer Betrachtung wirtschaftlich begründet ist. Während der Laufzeit dieses Vertrages gebildete Rücklagen sind auf Verlangen der Organträgerin aufzulösen, soweit dies gesetzlich zulässig ist. Die Auflösung und Abführung von Beträgen aus Rücklagen, die vor Inkrafttreten dieses Vertrages gebildet wurden, oder eines zu diesem Zeitpunkt etwaig bestehenden Gewinnvortrages sind ausgeschlossen.

(3) Die Verpflichtung zur Gewinnabführung gilt erstmals für den ganzen Gewinn im Sinne dieses § 1, der in dem Geschäftsjahr der Organgesellschaft, das am 1. Januar 2003 begonnen hat, angefallen ist.

**§ 2 Verlustübernahme**

(1) Die Organträgerin ist verpflichtet, jeden während der Vertragsdauer entstehenden Jahresfehlbetrag der Organgesellschaft auszugleichen, soweit dieser nicht durch die Auflösung von Rücklagen, die während der Vertragsdauer gebildet worden sind, ausgeglichen wird.

(2) Die Organgesellschaft kann nur entsprechend § 302 Abs. 3 AktG auf den Anspruch gemäß Abs. 1 verzichten oder sich über ihn vergleichen.

**§ 3 Wirksamwerden und Vertragsdauer**

(1) Dieser Vertrag wird unter dem Vorbehalt der Zustimmung der Hauptversammlung der Organträgerin und der Gesellschafterversammlung der Organgesellschaft abgeschlossen.

(2) Er wird wirksam mit der Eintragung in das Handelsregister der Organgesellschaft und gilt rückwirkend für die Zeit ab dem 1. Januar 2003, 0:00 Uhr.

(3) Der Vertrag kann erstmals zum Ablauf des 31. Dezember 2007, 24:00 Uhr, unter Einhaltung einer Kündigungsfrist von sechs Monaten gekündigt werden. Wird er nicht gekündigt, so verlängert er sich bei gleicher Kündigungsfrist um jeweils ein weiteres Jahr.

(4) Das Recht zur Kündigung dieses Vertrages aus wichtigem Grund ohne Einhaltung einer Kündigungsfrist bleibt unberührt. Die Organträgerin ist insbesondere zur Kündigung aus wichtigem Grund berechtigt, wenn ihr nicht mehr die Mehrheit der Stimmrechte aus den Geschäftsanteilen der Organgesellschaft zusteht. Die Organträgerin ist im Falle einer Kündigung aus wichtigem Grund lediglich zum Ausgleich der anteiligen Verluste der Organgesellschaft bis zum Eintritt der Wirksamkeit der Kündigung verpflichtet.

(5) Endet der Vertrag, hat die Organträgerin den Gläubigern der Organgesellschaft entsprechend § 303 AktG Sicherheit zu leisten.

**Berichte des Vorstands zu den Tagesordnungspunkten 6, 9, 10 und 12:**

Zu den Tagesordnungspunkten 6, 9, 10 und 12 hat der Vorstand der Gesellschaft gemäß den gesetzlichen Vorschriften Berichte erstattet, deren wesentlicher Inhalt wie folgt bekannt gemacht wird:

1. Wesentlicher Inhalts des Berichts des Vorstands zu Punkt 6 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Veräußerung eigener Aktien

   Die Veräußerung erworbener eigener Aktien soll auch, sofern nicht der Weg der Veräußerung über die Börse gewählt wird, unter Ausschluss des Bezugsrechts der Aktionäre erfolgen können. Dies ist für den Fall vorgesehen, dass die Gesellschaft die Aktien Dritten im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Beteiligungen daran oder zu einem börsenkursnahen Preis anbietet. Den damit verbundenen Bezugsrechtsausschluss begründen wir wie folgt:
   Die Gesellschaft soll auch in der Lage sein, eigene Aktien zur Verfügung zu haben, um diese als Gegenleistung im Rahmen von Unternehmenszusammenschlüssen oder beim Erwerb von Unternehmen oder Unternehmensbeteiligungen gewähren zu können, ohne hierzu Aktien aus dem genehmigten Kapital schaffen zu müssen. Der internationale Wettbewerb und die Globalisierung der Wirtschaft verlangen zunehmend diese Form der Gegenleistung. Die hier vorgeschlagene Ermächtigung soll der Gesellschaft daher die notwendige Flexibilität geben, um sich bietende Gelegenheiten zum Erwerb von Unternehmen oder Unternehmensbeteiligungen schnell und flexibel ausnutzen zu können.

   Daneben soll der Vorstand ermächtigt werden, die erworbenen Aktien zu einem börsenkursnahen Preis an Dritte zu veräußern. Den Interessen unserer Aktionäre an einer Nicht-Verwässerung ihrer Beteiligung wird dadurch Rechnung getragen, dass der Preis, zu dem die Aktien der Gesellschaft an Dritte abgegeben werden, den Mittelwert der Schluss-Auktionspreise im Xetra-Handel oder einem vergleichbaren Nachfolgesystem der Frankfurter Wertpapierbörse während der drei Börsentage vor der Unterzeichnung der Abrede mit dem Dritten um nicht mehr als 5 % unterschreiten darf.

   Konkrete Pläne für das Ausnutzen dieser Ermächtigung bestehen nicht. Der Vorstand wird der Hauptversammlung jeweils Bericht über die Ausnutzung dieser Ermächtigung erstatten.

2. Wesentlicher Inhalt des Berichts des Vorstands zum Aktienoptionsprogramm 2003 (Punkt 9 der Tagesordnung)

   Die Ausgabe von Aktienoptionen ist heute wichtiger Bestandteil moderner Vergütungssysteme und national wie international weit verbreitet. Auch die Kontron AG muss sich diese Möglichkeit wieder schaffen, um ihren Führungskräften im In- und Ausland im Vergleich zum Wettbewerb attraktive Arbeitsbedingungen bieten zu können. Das Aktienoptionsprogramm 2003 soll die Führungskräfte motivieren, konsequent an der Wertsteigerung des Unternehmens zu arbeiten. Dies kommt sowohl den Aktionären als auch den Mitarbeitern zugute. Aktienoptionen bringen die Interessen von Führungskräften und Eigentümern der Gesellschaft in Einklang. Darüber hinaus tragen sie dazu bei, das Vertrauen der Finanzmärkte in das Unternehmen und sein erfolgsorientiertes Management zu stärken.

   Die Rechtsvorgängerinnen der Gesellschaft (Kontron embedded computers AG und JUMPtec Industrielle Computertechnik AG) verfügten über vergleichbare Aktienoptions- bzw. Wandelschuldverschreibungsprogramme, die jedoch infolge der Fusion im Jahre 2002 beendet wurden.

   Die Einzelheiten des Aktienoptionsprogramms der Kontron AG, das der Hauptversammlung zur Beschlussfassung vorgelegt wird, sind nachfolgend erläutert:
   Der bezugsberechtigte Personenkreis setzt sich zusammen aus den Mitgliedern des Vorstands der Gesellschaft (Gruppe 1), den Mitgliedern der Geschäftsleitungsorgane von Konzerngesellschaften (Gruppe 2) und weiteren Führungskräften der Kontron AG und der Konzerngesellschaften (Gruppe 3). Zu den Bezugsberechtigten der Gruppen 2 und 3 gehören Geschäftsleitungsorgane und Mitarbeiter

nachgeordneter verbundener Unternehmen nur dann, wenn die Kontron AG unmittelbar oder mittelbar über mehr als 50% der Anteile oder Stimmrechte verfügt oder wenn das Unternehmen aufgrund eines Beherrschungs- oder vergleichbaren Vertrages von der Kontron AG beherrscht wird.

Insgesamt werden für alle Gruppen zusammen maximal 3.000.000 Aktienoptionen ausgegeben. Das Gesamtvolumen teilt sich folgendermaßen auf die einzelnen Gruppen von Begünstigten auf:

Die Bezugsberechtigten der Gruppe 1 erhalten zusammen höchstens 600.000 Bezugsrechte oder 20% des Gesamtvolumens, die Bezugsberechtigten der Gruppe 2 erhalten zusammen höchstens 400.000 Bezugsrechte, also zusammen höchstens 13,33% des Gesamtvolumens und die Bezugsberechtigten der Gruppe 3 erhalten zusammen höchstens 2.000.000 Bezugsrechte oder 66,67% des Gesamtvolumens. Vorstände der Gesellschaft können, auch wenn sie in Konzerngesellschaften Geschäftsführungsfunktionen innehaben, nur in ihrer Eigenschaft als Vorstandsmitglieder der Gesellschaft am Aktienoptionsplan 2003 teilnehmen.

Zur Absicherung der an die Führungskräfte auszugebenden Bezugsrechte wird ein Bedingtes Kapital in Höhe von bis zu nominal EUR 3.000.000,00 der Hauptversammlung zur Abstimmung vorgeschlagen. Dieser Betrag entspricht rund 6,57% des derzeitigen Grundkapitals und ist in Hinblick auf die Zahl der Begünstigten – derzeit rund 250 Personen angemessen.

Nach Eintragung des zur Bedienung der Aktienoptionen erforderlichen Bedingten Kapitals 2003 I können die Aktienoptionen viermal pro Geschäftsjahr ausgegeben werden, und zwar während dreiwöchiger (15 Börsenhandelstage) Ausgabezeiträume, die jeweils 2 Wochen (10 Börsenhandelstage) nach Veröffentlichung des Konzernabschlusses und der Quartalberichte für das 1., 2. und 3. Quartal beginnen. Pro Kalenderjahr dürfen höchstens 50% des Gesamtvolumens ausgegeben werden. Der Tag der Entscheidung des Vorstands bzw. des Aufsichtsrats über die Ausgabe der Bezugsrechte gilt als Ausgabetag. Ein einmal ausgegebenes Bezugsrecht läuft über 5 Jahre.

Die Bezugsrechte sind nicht übertragbar und dürfen nur ausgeübt werden, wenn der Bezugsberechtigte im Zeitpunkt der Ausübung in einem unbeendeten Anstellungsverhältnis zu einem einbezogenen Unternehmen steht. Falls der Inhaber von Bezugsrechten zum Zeitpunkt der Kündigung oder Aufhebung seines Anstellungsverhältnisses zur Ausübung der Bezugsrechte berechtigt war, kann vorgesehen werden, dass er die Bezugsrechte bei Vorliegen der sonstigen Ausübungsvoraussetzungen auch noch in dem nächsten Ausübungszeitraum ausüben kann, der der Beendigung des Anstellungsverhältnisses folgt. Für den Todesfall sowie sonstige Sonderfälle des Ausscheidens einschließlich des Ausscheidens vom Unternehmen oder Betrieben aus dem Kreis der einbezogenen Unternehmen oder des Wechsels Bezugsberechtigter zu einer Gesellschaft der Kontron-Gruppe, die nicht zum Kreis der einbezogenen Unternehmen gehört, können Sonderregelungen getroffen werden. Die Wartezeit für die erstmalige Ausübung von Bezugsrechten darf aber in keinem Fall auf weniger als zwei Jahre verkürzt werden.

Jedes einzelne Bezugsrecht berechtigt den Bezugsberechtigten zum Bezug einer Stammaktie der Gesellschaft gegen Zahlung des Ausübungspreises, der 115% des durchschnittlichen Schlusskurses im Xetra-Handel an den 20 Börsenhandelstagen vor dem Ausgabetag entspricht.

Die Bezugsrechte dürfen erst nach Ablauf einer Wartezeit, die mit dem Ausgabetag der Bezugsrechte beginnt und für 50% der Aktienoptionen mit dem Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% mit dem Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag endet, ausgeübt werden.

Somit ist sichergestellt, dass nur mittel- und längerfristige Unternehmenswertsteigerungen zu einer Ausübung von Bezugsrechten führen können. Darüber hinaus werden auf diese Weise Führungskräfte an die Gesellschaft gebunden.

Die Ausübungszeiträume beginnen jeweils mit dem fünften Börsenhandelstag nach Durchführung der jährlichen ordentlichen Hauptversammlung und dem

fünften Börsenhandelstag nach Veröffentlichung des Quartalsberichts für das 3. Quartal. Jeder Ausübungszeitraum umfasst zwei Wochen (10 Börsenhandelstage). Die Bezugsberechtigten können Bezugsrechte auch in einem späteren Ausübungszeitraum ausüben.

Der Wert der im Rahmen des Aktienoptionsprogramms auszugebenen Aktienoptionen soll an folgender Beispielsrechnung verdeutlicht werden:
Das Grundkapital der Gesellschaft beträgt EUR 45.654.112,00. Diese Anzahl wird innerhalb des Betrachtungszeitraums als konstant angenommen.

Der Ausübungspreis beträgt 115 % des durchschnittlichen Börsenkurses gemäß Definition im Aktienoptionsprogramm 2003, der wiederum dem Börsenkurs am Ausgabetag entsprechen soll. Es wird angenommen, dass der Börsenkurs am Ausgabetag EUR 4,00 und der Ausübungspreis demzufolge EUR 4,60 beträgt.

Die folgende Tabelle verdeutlicht den Vorteil pro Aktienoption und bezogen auf das Gesamtvolumen von 3.000.000 Optionen, den die Bezugsberechtigten bei verschiedenen angenommenen Kursteigerungen während der Laufzeit der Optionen haben werden im Verhältnis zum Wertzuwachs für die Aktionäre:

Die angenommene Marktkapitalisierung der Gesellschaft am Ausgabetag beträgt EUR 182.616.448,00 (Anzahl der Aktien mal angenommener Börsenkurs von EUR 4,00).

| Kurssteigerung in % | 15 | 25 | 30 | 50 | 75 | 100 | 150 | 200 | 250 | 300 |
|---|---|---|---|---|---|---|---|---|---|---|
| Kurs am Ausübungstag in EUR | 4,60 | 5,00 | 5,20 | 6,00 | 7,00 | 8,00 | 10,00 | 12,00 | 14,00 | 16,00 |
| Wertzuwachs je Option | 0 | 0,40 | 0,60 | 1,40 | 2,40 | 3,40 | 5,40 | 7,40 | 9,40 | 11,40 |
| Gesamtwertzuwachs der Optionen in Mio. EUR | 0 | 1,2 | 1,8 | 4,2 | 7,2 | 10,2 | 16,2 | 22,2 | 28,2 | 34,2 |
| Wertzuwachs für die Aktionäre in Mio. EUR | 27,39 | 45,65 | 54,78 | 91,31 | 136,96 | 182,62 | 273,92 | 365,23 | 456,54 | 547,85 |
| Anteil des Wertzuwachses der Optionen am Wertzuwachs für die Aktionäre in % | 0 | 2,628 | 3,286 | 4,6 | 5,257 | 5,585 | 5,914 | 6,078 | 6,177 | 6,243 |

Zusammenfassend lässt sich sagen, dass durch das Aktienoptionsprogramm der Kontron AG das Ziel der Aktionäre, den Wert ihres Investments zu erhöhen, mit dem Interesse des Managements verknüpft wird.

3. Wesentlicher Inhalt des Berichts des Vorstands zu Punkt 10 der Tagesordnung über den Ausschluss des Bezugsrechts bei der Begebung von Wandel- oder Optionsschuldverschreibungen

   Durch Ausgabe von Wandel- oder Optionsschuldverschreibungen kann die Gesellschaft je nach aktueller Marktlage attraktive Finanzierungsmöglichkeiten nutzen. Die Möglichkeit, bei Wandelschuldverschreibungen eine Wandlungspflicht vorzusehen, erweitert die Spielräume für die Ausgestaltung derartiger Finanzierungsinstrumente. Dabei soll die Gesellschaft auch über ihre Beteiligungsgesellschaften je nach Marktlage den deutschen Kapitalmarkt oder die internationalen Kapitalmärkte in Anspruch nehmen und die Schuldverschreibungen außer in Euro auch in der gesetzlichen Währung eines OECD-Landes ausgeben können.

   Den Aktionären soll grundsätzlich ein Bezugsrecht zustehen. Es kann jedoch mit Zustimmung des Aufsichtsrats der Gesellschaft ausgeschlossen werden, soweit die jeweilige Ausgabe zu einem Kurs erfolgt, der den theoretischen Marktwert nicht wesentlich unterschreitet. Durch den Ausschluss des Bezugsrechts erhält die Gesellschaft die Möglichkeit, günstige Börsensituationen auch kurzfristig wahrzunehmen. Für den Bezugsrechtsausschluss gilt gemäß § 221 Absatz 4 Satz 2 AktG die Bestimmung des § 186 Absatz 3 Satz 4 AktG sinngemäß. Um die in dieser Regelung vorgesehene Grenze für Bezugsrechtsausschlüsse von 10 % des Grundkapitals einzuhalten, ist die Ausgabe von neuen Aktien auf einen anteiligen Betrag des Grundkapitals der Gesellschaft von bis zu 10 % einschließlich der Ausnutzung anderer Ermächtigungen nach § 186 Absatz 3 Satz 4 AktG beschränkt. § 186 Absatz 3 Satz 4 AktG verlangt eine Festlegung des Ausgabepreises nicht wesentlich unter dem Börsenkurs. Um diese Anforderungen auch für die Begebung von Wandel- oder Optionsschuldverschreibungen sicherzustellen, wird der Vorstand den Marktwert der Wandel- oder Optionsschuldverschreibungen sorgfältig, ggf. unter Einschaltung einer Investment-

bank, ermitteln. Damit sollen die Aktionäre vor einer Verwässerung ihres Anteilsbesitzes geschützt werden. Aufgrund der in der Ermächtigung vorgesehenen Festlegung des Ausgabepreises nicht wesentlich unter dem rechnerischen Marktwert würde der Wert eines Bezugsrechts praktisch auf Null sinken, d.h., dem Aktionär entsteht kein wirtschaftlicher Nachteil durch einen Bezugsrechtsausschluss. Aktionäre, die ihren Anteil am Grundkapital der Gesellschaft aufrecht erhalten möchten, können dies durch einen Zukauf von Aktien über den Markt erreichen.

Der Ausschluss des Bezugsrechts zugunsten der Inhaber bzw. Gläubiger von dann ausstehenden Optionsscheinen, Wandelschuldverschreibungen und Wandelgenussscheinen aus einer zwischenzeitlichen Ausnutzung dieser Ermächtigung hat den Vorteil, dass im Falle einer weiteren Ausnutzung der Ermächtigung der Wandlungs- bzw. Optionspreis für die Inhaber bzw. Gläubiger bereits bestehender Wandlungs- oder Optionsrechte bzw. von mit Wandlungspflichten ausgestatteten Wandelschuldverschreibungen nicht nach den bestehenden Wandlungs- bzw. Optionsbedingungen ermäßigt zu werden braucht.

Der vorgesehene Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge und erleichtert die Abwicklung der Kapitalmaßnahme.

Schließlich soll der Vorstand auch in der Lage sein, das Bezugsrecht auszuschließen, soweit die Schuldverschreibungen in Zusammenhang mit dem Erwerb von Unternehmen, Beteiligungen an Unternehmen oder Unternehmensteilen gegen Bar- und/oder Sachgegenleistungen ausgegeben werden. Hierdurch soll es der Gesellschaft ermöglicht werden, neben Aktien auch Wandel- bzw. Optionsschuldverschreibungen als Akquisitionswährung bei Unternehmenskäufen einzusetzen. Dies ist insbesondere dann sinnvoll, wenn nach dem jeweiligen Unternehmenskaufvertrag eine sogenannte Earn-Out-Zahlung vorgesehen wird. Darüber hinaus erleichtert das Instrument der Wandel- bzw. Optionsschuldverschreibung die Abwicklung von Gewährleistungsansprüchen gegen die Veräußerer. Statt einen Teil der an die Veräußerer in Form von Aktien zu gewährenden Gegenleistung auf einem Treuhand- oder anderem Depot zu deponieren, können auch Wandelschuldverschreibungen oder Optionsschuldverschreibungen begeben werden, deren Wandlungs- bzw. Optionsrecht nur dann ausübbar ist, wenn während der Gewährleistungsfrist keinerlei Gewährleistungsansprüche geltend gemacht worden sind.

Das Bedingte Kapital wird benötigt, um die mit den Wandel- und Optionsschuldverschreibungen verbundenen Wandlungs- bzw. Optionsrechte bzw. Wandlungspflichten auf Aktien der Gesellschaft zu erfüllen. Dabei wird der Wandlungs- bzw. Optionspreis für eine Aktie 80 % des durchschnittlichen Börsenkurses der Aktien der Gesellschaft an den zehn Börsentagen vor dem Tag der Beschlussfassung über die Ausgabe oder 80 % des Börsendurchschnittskurses an den 5 Börsenhandelstagen vor der Veröffentlichung der Aufforderung zur Zeichnung bzw. der Annahme von Zeichnungsangeboten nicht unterschreiten. Alternativ wird die Möglichkeit eröffnet, den Wandlungs- bzw. Optionspreis für eine Aktie der Gesellschaft anhand des durchschnittlichen Börsenkurses der Kontron-Aktie während der ersten Tage des Bezugsrechtshandels festzulegen. Im übrigen kann vorgesehen werden, dass das Umtauschverhältnis und/oder der Wandlungspreis in den Umtauschbedingungen variabel gestaltet wird, und der Wandlungspreis innerhalb einer festzulegenden Bandbreite in Abhängigkeit von der Entwicklung des Kurses der Aktien der Gesellschaft während der Laufzeit oder während eines bestimmten Zeitraums innerhalb der Laufzeit festgesetzt wird. Aufgrund dieser Möglichkeiten kann eine besonders marktnahe Ausgestaltung der Emission erreicht werden.

4. Wesentlicher Inhalt des Berichts des Vorstands zu Punkt 12 der Tagesordnung über den Abschluss eines Gewinnabführungsvertrages mit der Kontron Embedded Modules GmbH

(1) Die Vertragsparteien

Bei der Kontron Modular Computers GmbH mit Sitz in Kaufbeuren handelt es sich um die ehemalige PEP Modular Computers GmbH, die 1996 gegründet wurde und mit wirtschaftlicher Wirkung zum 1. September 2000 von der Rechtsvorgängerin der Kontron AG, der Kontron embedded computers AG, zu 100 % erworben wurde. Die Gesellschaft ist nach wie vor eine 100-%-Tochter der Kontron AG. Die Kontron Modular Computers GmbH entwickelt, produziert und vertreibt ECT (Embedded



Computer Technologie) Module, Systeme und Applikationen, also Miniaturcomputer und deren Bestandteile, die vielfältig verwendbar sind. Sie verfügt über besonderes Know-how im Bereich der ECT Applikationen für industrielle Automatisierung. Die Kontron Modular Computers GmbH verfügt über mehrere operativ tätige Tochter- bzw. Enkelgesellschaften in Europa, Asien und den USA.

Die Kontron AG ist durch Verschmelzung zur Neugründung aus der Kontron embedded computers AG und der JUMPtec Industrielle Computertechnik AG, die am 12. August 2002 in das Handelsregister eingetragen wurde, entstanden. Als reine Holdinggesellschaft hält und führt sie Beteiligungen an Unternehmen, deren Gegenstand die Entwicklung, Konfiguration, Herstellung und Vertrieb von Computerbaugruppen einschließlich Software, insbesondere von solchen der Embedded Computer Technologie, ist. Ferner sind auch der Erwerb, das Halten, Verwalten und Handeln mit gewerblichen Schutzrechten, Patenten und anderem geistigem Eigentum Gegenstand des Unternehmens.

(2) Vertragsschluss und -inhalt

Am 6. Mai 2003 haben die Kontron AG und die Kontron Modular Computers GmbH mit Sitz in Kaufbeuren einen Gewinnabführungsvertrag abgeschlossen.

Bei diesem Gewinnabführungsvertrag handelt es sich um einen Unternehmensvertrag gemäß § 291 Abs. 1 Satz 1 2. Alternative AktG, allerdings in entsprechender Anwendung, da die Kontron Modular Computers GmbH als beherrschte Gesellschaft eine Gesellschaft mit beschränkter Haftung und keine Aktiengesellschaft ist.

Gemäß § 1 Abs. 1 des zwischen den Parteien abgeschlossenen Vertrages verpflichtet sich die Kontron Modular Computers GmbH, ihren ganzen Gewinn an die Kontron AG abzuführen, soweit kein Verlustvortrag besteht oder gesetzlich erforderliche Rücklagen gebildet werden müssen. Bereits bestehende Rücklagen der Kontron Modular Computers GmbH werden von diesem Vertrag nicht berührt. Die Verpflichtung zur Gewinnabführung gilt erstmals für den Gewinn des Geschäftsjahres der Kontron Modular Computers GmbH, das am 1. Januar 2003 begonnen hat. Im Gegenzug muss die Kontron AG alle während der Vertragslaufzeit anfallenden Verluste der Kontron Modular Computers GmbH tragen, d.h. am Geschäftsjahresende ausgleichen.

Der Vertrag steht unter dem Vorbehalt der Zustimmung der Hauptversammlung der Kontron AG; die Gesellschafterversammlung der Kontron Modular Computers GmbH hat ihm bereits mit notariell beurkundetem Gesellschafterbeschluss vom 12. Mai 2003 zugestimmt.

Der Vertrag wird mit Eintragung in das Handelsregister der Kontron Modular Computers GmbH wirksam und gilt dann rückwirkend ab dem 1. Januar 2003. Der Vertrag kann erstmals mit sechsmonatiger Kündigungsfrist zum 31. Dezember 2007 gekündigt werden; ansonsten verlängert er sich bei gleicher Kündigungsfrist jeweils um ein Jahr. Das Recht zur Kündigung aus wichtigem Grund bleibt unberührt; ein solcher wichtiger Grund liegt insbesondere dann vor, wenn die Kontron AG die Mehrheit der Stimmrechte an der Kontron Modular Computers GmbH verliert, z.B. durch Veräußerung. Die Verlustausgleichspflicht ist bei vorzeitiger Beendigung des Vertrages anteilig auf die bis zu diesem Zeitpunkt eingetretenen Verluste beschränkt. Bei Vertragsende muss die Kontron AG den Gläubigern in der Kontron Modular Computers GmbH auf deren Verlangen Sicherheit für ihre Forderungen leisten (§ 303 AktG).

(3) Sicherung außenstehender Gesellschafter der Kontron Modular Computers GmbH

Da es sich bei der Kontron Modular Computers GmbH um eine 100-%-Tochter der Kontron AG handelt, es also folglich keine von dem vorliegenden Gewinnabführungsvertrag negativ betroffenen Minderheitsgesellschafter der Kontron Modular Computers GmbH gibt, ist der gesetzlich grundsätzlich vorgesehene angemessene Ausgleich gemäß § 304 AktG analog oder gar eine Abfindung gemäß § 305 AktG analog nicht erforderlich.

(4) Wirtschaftlicher Hintergrund

Wirtschaftlicher Hintergrund des Abschlusses des vorliegenden Gewinnabführungsvertrages ist, dass die Kontron Modular Computers GmbH derart erfolgreich ist, dass sie ihre aus der Gründungszeit herrührenden steuerlichen Verlustvorträge im Geschäftsjahr 2003 durch die von ihr erwirtschafteten Gewinne gänzlich verbraucht haben wird und so in die Ertragsteuerpflicht (Körperschaftsteuer zzgl. Solidaritätszu-

schlag und Gewerbesteuer) geraten wird. Um die Liquidität des Gesamtkonzerns mit der Kontron AG an der Spitze zu schonen, soll der vorliegende Gewinnabführungsvertrag daher eine Verrechnung der Gewinne der Kontron Modular Computers GmbH mit an anderer Stelle noch vorhandenen Verlustvorträgen und Verlusten ermöglichen. Dies ist im Wege der Errichtung einer sogenannten steuerlichen Organschaft gemäß § 14 Körperschaftsteuergesetz zwischen der Kontron AG und der Kontron Modular Computers GmbH möglich. Hierfür ist der Abschluss des vorliegenden Gewinnabführungsvertrages zwingend erforderlich. Das für die Kontron AG aus der Verlustausgleichspflicht gegenüber der Kontron Modular Computers GmbH erwachsende wirtschaftliche Risiko wird durch den beschriebenen Steuervorteil mehr als gerechtfertigt. Jenseits unwesentlicher Vertragsabschlusskosten entstehen der Kontron AG oder der Kontron Modular Computers GmbH in Zusammenhang mit dem vorliegenden Gewinnabführungsvertrag keine Kosten.

**Vorlagen**

Ab Einberufung der Hauptversammlung liegen insbesondere die folgenden Unterlagen in den Geschäftsräumen der Gesellschaft am Sitz der Kontron AG, Oskar-von-Miller-Str. 1, in 85386 Eching zur Einsicht der Aktionäre aus und werden jedem Aktionär auf Verlangen unentgeltlich und unverzüglich in Abschrift überlassen:

der Jahresabschluss der Kontron AG zum 31. Dezember 2002,
der Konzernabschluss zum 31. Dezember 2002,
die Lageberichte für die Kontron AG und den Konzern sowie
der Bericht des Aufsichtsrats über das Geschäftsjahr 2002;

der Gewinnabführungsvertrag zwischen der Kontron AG und der Kontron Modular Computers GmbH;

der Jahresabschluss und Lagebericht der Gesellschaft für das Geschäftsjahr 2002 sowie die Jahresabschlüsse und Lageberichte der Rechtsvorgängerinnen der Gesellschaft (Kontron Embedded Computers AG und JUMPtec Industrielle Computertechnik AG) für die Geschäftsjahre 2000 und 2001;

die Jahresabschlüsse und Lageberichte der Kontron Modular Computers GmbH (vormals firmierend unter PEP Modular Computers GmbH) für die letzten drei Geschäftsjahre;

das Aktienoptionsprogramm 2003;

der Bericht des Vorstands zu TOP 6;

der Bericht des Vorstands zu TOP 9;

der Bericht des Vorstands zu TOP 10 und

der Bericht des Vorstands zu TOP 12.

**Teilnahmebedingungen**

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 18. Juni 2003 bei der Kontron AG, einem deutschen Notar, bei einer deutschen Wertpapiersammelbank oder einer der nachfolgend bezeichneten Hinterlegungsstellen bis zur Beendigung der Hauptversammlung hinterlegen. Hinterlegungsstellen sind im Inland folgende Banken:

Sämtliche Niederlassungen der Dresdner Bank Aktiengesellschaft.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden. Im Falle der Hinterlegung bei einem Notar ist die von diesem hierüber auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummer und Anzahl zu bezeichnen hat, spätestens einen Tag nach Ablauf der Hinterlegungsfrist bei einer der übrigen Hinterlegungsstellen einzureichen.

Über die hinterlegten Aktien werden den Aktionären oder deren ordnungsgemäß ausgewiesenen Vertretern Eintrittskarten ausgestellt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z.B. ein Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl ausüben lassen. Wenn weder ein Kreditinstitut noch eine Aktionärsbeteiligung bevollmächtigt wird, ist die Vollmacht schriftlich (§ 126 BGB) zu erteilen.



Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Weitere Informationen zur Stimmrechtsvertretung sowie ein Formular zur Vollmachts- und Weisungserteilung erhalten die Aktionäre zusammen mit der Eintrittskarte von ihrer Depotbank. Darüber hinaus stehen den Aktionären auch unter der Internetadresse www.kontron.de/hauptversammlung weitere Informationen zur Verfügung.

Zur Erleichterung der Vorbereitung der Hauptversammlung und zur Sicherstellung einer möglichst schnellen Reaktion der Gesellschaft auf Anfragen und Anträge zur Hauptversammlung bitten wir Anträge (einschließlich Gegenanträge) und Anfragen ausschließlich an die

Kontron AG
Investor Relations
Oskar-von-Miller-Straße 1
85386 Eching
Telefax: +49 8165/77-222 oder an folgende
E-Mail-Adresse: investor.relations@kontron.com

zu richten.

Rechtzeitig innerhalb der Frist des § 126 Abs. 1 AktG unter vorstehender Adresse eingegangene, ordnungsgemäße Anträge werden unverzüglich im Internet unter www.kontron.de/hauptversammlung zugänglich gemacht. Dort werden gegebenenfalls auch Stellungnahmen der Verwaltung zu den Gegenanträgen veröffentlicht.

Eching, im Mai 2003

Kontron AG
Der Vorstand

Anfahrtsskizze für die Anreise mit dem Auto



**Wegbeschreibung für die Anreise mit der S1 (ab Bahnhof Freising ca. 10 Minuten zu Fuß)**

Ab Hauptbahnhof München S1 Richtung Freising
Beim Aussteigen bitte den Bahnhof in Richtung des P+R - Parkplatzes verlassen
Bitte halten Sie sich links und überqueren den P+R - Parkplatz
Im folgenden gehen Sie bitte rechts und überqueren dem Straßenverlauf folgend die Brücke
Bitte halten Sie sich -weiterhin dem Straßenverlauf folgend- die ganze Zeit geradeaus
Bei der Kreuzung angekommen überqueren Sie die Ampel, gehen am Eisstadion vorbei und biegen links ein
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Am Ende des Weges angekommen biegen Sie bitte nach rechts ab. Auf der linken Seite befindet sich der Eingang zur Luitpoldhalle.


kontron
... always a Jump ahead!

**Kontron AG**
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 8165-770
Fax +49 (0) 8165-77385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com


RECEIVED
2004 OCT 19 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## Appendix 2: Major Shareholdings

[43 915]

# Kontron AG

Eching



## Jahresabschluss zum 31. Dezember 2002

## Lagebericht

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Sie entstand aus der Fusion der Kontron embedded computers AG, Eching, und der JUMPtec Industrielle Computertechnik AG, Deggendorf. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbstständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100-prozentigen Töchter Kontron Embedded Computers GmbH *(vormals: Kontron Elektronik GmbH), Eching, Kontron Embedded Modules GmbH, Deggendorf*, Kontron Modular Computers GmbH (vormals: PEP Modular Computers GmbH), Kaufbeuren, Kontron Canada Inc. (vormals: Teknor Applicom Inc. sowie Kontron Communication Inc.), Montreal, Kontron Hayward (vormals: ADASTRA Systems Corporation), Hayward und die Kontron America Inc. (vormals: ICS Advent Inc.), San Diego. Ferner gehörten noch zum Konzern die Kontron Mobile Computing Inc., USA, mit einer Beteiligungsquote von ca. 65 Prozent, die Taiwan Mycomp Company Ltd., Taiwan, mit einer Beteiligungsquote von 55 Prozent sowie die Kontron Asia Inc. (vormals: ISPro Inc.), Taiwan, mit einer Beteiligungsquote von ca. 50,5 Prozent.

### Fusion mit JUMPtec: Synergien und Ausbau der Weltmarktführerschaft

Im Geschäftsjahr 2002 fusionierte die Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG (Deggendorf) auf Basis eines Aktientausches 2,04:1. Beide Unternehmen sind in angrenzenden Marktsegmenten tätig, bedienen sich aber derselben Lieferanten und sind auf denselben regionalen Märkten aktiv.

Die Synergien mit der JUMPtec Industrielle Computertechnik AG ergeben sich sowohl im Produktbereich als auch bei den operativen Kosten. So verstärkt JUMPtec die Kontron Gruppe bei ECT Modulen. Diese ECT Module, die große Wachstumschancen bieten, erleichtern dem Kunden das Design eigener Embedded-Computer. Als Konsequenz konnten durch Synergien Kosteneinsparungen innerhalb des Konzerns von mehr als zehn Prozent realisiert werden. Das operative Geschäft von der früheren JUMPtec Industrielle Computertechnik AG ist heute in der Kontron Tochter Kontron Embedded Modules GmbH, Deggendorf, gebündelt.

Nach dieser Fusion ist die Kontron Gruppe weltweit der größte Anbieter von Embedded Computer Technologie. Zudem kann die Kontron Gruppe als einziger Wettbewerber im Markt alle ECT Produkte wie EC Komponenten und Boards, EC Systeme und EC Lösungen inklusive Standard und Applikationssoftware anbieten. Die Produktpalette deckt dabei den gesamten Preisbereich von 100 EUR bis zu mehreren 100 000 EUR ab. Als globaler Partner und Produzent ist Kontron in allen drei Hauptmärkten – Nordamerika, europäischer Raum und Fernost/Großraum China – präsent.

Akquisitionen sind künftig nur in kleinerem Umfang, vor allem in Start-Up-Technologiesparten und neuen Absatzmärkten geplant. Auf Basis der heute zum Konzern gehörigen Unternehmen soll vor allem organisches Wachstum vorangetrieben werden.

### 2002: Ein Jahr der Konsolidierung und Integration

Kontron hat im Geschäftsjahr 2002 viele Aktivitäten beziehungsweise Akquisitionen integriert und konsolidiert. Der Markenname ‚Kontron' wurde weltweit bei nahezu allen Töchtern eingeführt. Die rechtliche Struktur wurde 2002 deutlich vereinfacht: So wurden über 50 rechtliche Einheiten auf 25 Einheiten reduziert, hauptsächlich durch Verschmelzungen innerhalb des Konzerns. Die gesamten Produktions- und Logistikaktivitäten wurden auf drei lokale Einheiten in Amerika/Montreal, Europa/München und Asien/Taipei konzentriert. Das gesamte Engineering wurde auf ein gemeinsames Software CAE System umgestellt.

### *Schwieriges Marktumfeld: Nur leichte Zuwächse trotz Diversifikation*

*Das Geschäftsjahr* 2002 war für die Wirtschaft weltweit, aber insbesondere für die Technologieanbieter, sehr schwierig. Im Sog der Telekommunikationsbranche, die das erhoffte Wachstum nicht vorweisen konnte, mussten etliche High-Tech-Unternehmen Verluste hinnehmen. Eine politisch unsichere Lage, Bilanzskandale bei Großfirmen und Verluste an den Aktienmärkten haben zu Investitionsstopps bei vielen Verbrauchern von High-Tech-Produkten geführt.

Auch der Markt für Embedded Computer Technologie konnte sich trotz Diversifikation in unterschiedlichen Anwendungsgebieten diesen gesamtwirtschaftlichen Entwicklungen nicht entziehen. Es wurden zwar nach wie vor noch Zuwächse erzielt, allerdings deutlich unter dem Niveau des Vorjahres. Der breit diversifizierte ECT Markt konnte die Verluste in einzelnen Segmenten durch Wachstumsraten in anderen vertikalen Märkten teilweise ausgleichen. Stagnationen in den Sparten Telekommunikation und Meßtechnik wurden zum Teil durch Wachstum in den Bereichen Medizin, Energiewirtschaft, Logistik und Militärtechnik kompensiert.

### Konzernentwicklung: Abgeschwächtes Umsatzwachstum im Jahr 2002

Im Geschäftsjahr 2002 konnte das starke Umsatzwachstum der Geschäftsjahre 1999 bis 2001 von durchschnittlich 61 Prozent per annum nicht fortgesetzt werden. Der Umsatz im Jahr 2002 von Mio. EUR 215 wuchs gegenüber 2001 (Mio. EUR 189) um 14 Prozent – vor allem aufgrund von Konsolidierungseffekten. Die Ursache dieser Entwicklung ist im schwierigen Marktumfeld für High-Tech-Produkte und da*mit auch für Embedded Computer Technologie zu sehen. Investitionen werden eingefroren, viele Liefe*rungen von ECT Produkten auf einen späteren Zeitpunkt verschoben.

Verbessert hat sich im Geschäftsjahr 2002 der Umsatz in den Emerging Markets (Region China und Osteuropa). Im Jahr 2002 ging Kontron Beteiligungen (Joint Ventures) an der RT Soft ZAO, Moskau, bzw. Kontron Shanghai Co. Ltd., Shanghai, ein, mit dem Ziel, Kontron Technologie mit namhaften regionalen Partnern in die Märkte abzusetzen.

Der Auftragsbestand liegt zum Jahresende 2002 bei Mio. EUR 94 und damit – hinsichtlich Pro-forma-Basis inklusive JUMPtec – auf Vorjahresniveau. Bei Korrektur der Währungseffekte – 60 Prozent aller Kontron Lieferungen werden in dem im Jahr 2002 stark an Wert verlierendem US-Dollar fakturiert – ergibt sich ein leichter Anstieg des Auftragsbestandes.

### Finanz- und Vermögenslage: Genügend Reserven für schlechte Zeiten

Das Vermögen der Kontron Gruppe hat sich um Mio. EUR 17,1 auf Mio. EUR 303,7 erhöht. Der Anteil des Umlaufvermögens an der Bilanzsumme sank im Vergleich zum Vorjahr um 5,3% auf 50,2 Prozent.

Der Bestand an liquiden Mitteln beträgt Mio. EUR 46,2. Nach Abzug der Bankverbindlichkeiten erhöhte sich der Net-Cash-Bestand deutlich von Mio. EUR 10,3 auf Mio. EUR 17,6 im Jahr 2002. Die Erhöhung des Net-Cash-Bestands im Jahr 2002 resultiert im Wesentlichen aus dem operativen Cashflow von Mio. EUR 22,4, der vor allem zur Reduktion der Bankverbindlichkeiten von Mio. EUR 36,6 auf Mio. EUR 28,5 verwendet wurde. Mit der gestärkten Finanzlage existieren genügend Reserven, um auch in diesem Marktumfeld die Unternehmensziele abzusichern.

Das Anlagevermögen betrug zum 31. Dezember 2002 Mio. EUR 137 (Vorjahreszeitpunkt: Mio. EUR 114). Die Erhöhung beruht hauptsächlich auf der Neukonsolidierung der Kontron Embedded Modules GmbH, Deggendorf.

Das Eigenkapital hat sich um Mio. EUR 32 auf Mio. EUR 221 erhöht. Dies ist im Wesentlichen auf die getätigte Sacheinlage der Kontron Embedded Modules GmbH im Rahmen der Fusion mit der JUMPtec Industrielle Computertechnik AG zurückzuführen. Der Anteil des Eigenkapitals an der Bilanzsumme konnte von 66 auf 73 Prozent gesteigert werden.

### Vermögens- und Ertragslage der Kontron AG

Die Bilanzsumme hat sich gegenüber dem 1. Januar 2002 um Mio. EUR 14 auf Mio. EUR 242 erhöht. Wesentliche Veränderungen resultieren aus der Erhöhung der Finanzanlagen, bei gleichzeitiger Verringerung der Forderungen gegen verbundene Unternehmen sowie einer Abnahme des Kassenbestands. Die Ertragslage der Kontron AG (Holding) ist in dem nach deutschen Rechnungslegungsgrundsätzen aufgestellten Einzelabschluss durch Kosten aus der Verschmelzung zur Neugründung belastet. Unter Berücksichtigung eines positiven Finanzergebnisses von Mio. EUR 1,2 ergibt sich ein Jahresergebnis von Mio. EUR – 2,5.

### *Finanzlage der Kontron AG*

Zum 31. Dezember 2002 hat die Kontron AG liquide Mittel von insgesamt Mio. EUR 15. Wesentliche Veränderungen zum 1. Januar 2002 resultieren aus der Ausgabe für Investitionen mit rd. Mio. EUR 14 sowie der Erhöhung kurzfristiger Kredite mit Mio. EUR 2.

### Profitabel – auch im Jahr 2002

Der Konzernabschluss wird nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt. Das operative Ergebnis vor Abschreibungen (EBITDA) ist unter der Berücksichtigung der schlechten Konjunktur mit Mio. EUR 9,5 sehr zufriedenstellend.

Das Bruttoergebnis vom Umsatz ist von Mio. EUR 70,7 in 2001 auf Mio. EUR 83,3 in 2002 gestiegen. Damit erhöhte sich die Marge auf 38,8 Prozent. Bereinigt um die margenärmeren Umsätze der neu konsolidierten Kontron Embedded Modules GmbH betrug die Rohmarge sogar mehr als 40 Prozent. Die Steigerung beruht auf dem weiteren Aufbau des Technologie- und Engineeringanteils an den Kontron Produkten.

Das Kontron-Jahresergebnis nach Steuern lag bei Mio. EUR 0,7 (Vorjahr: Mio. EUR 3,7). Das negative Finanzergebnis in Höhe von Mio. EUR 6,9 ist durch Eigenkapitalverluste von at-equity-bilanzierten Unternehmen belastet. Der wesentliche Grund für die Verschlechterung des Jahresergebnisses liegt darin, dass erwartete Umsatzsteigerungen nicht eingetreten sind und zu hohe Kapazitäten sowie Kosten das Ergebnis belasten.

### Forschung und Entwicklung: Großes Potenzial gut ausgebildeter Ingenieure

Verantwortlich dafür, dass im Geschäftsjahr 2002 die Bruttomarge abermals gesteigert werden konnte, ist der kontinuierlich gesteigerte Technologieanteil an Kontron Produkten. Ende 2002 beschäftigte Kontron 537 Ingenieure – und besitzt damit ein großes Potenzial an gut ausgebildeten Ingenieuren in der *ECT Industrie. Kontron koordiniert mit deutschen und US-Ingenieuren kosteneffiziente Ingenieure in* Osteuropa und Kanada und erzielt damit Kostenführerschaft im ECT Entwicklungsbereich.

### Risiken

Der Absatzmarkt Telekommunikation erwies sich auch im Jahre 2002 als schwierig. In der Geschäftspolitik der Kontron AG wurde konsequent die Abhängigkeit von dieser Branche vermindert. So gliederte *Kontron im September 2002 im Zuge eines Management-Buy-Outs auch die Telekom-Aktivitäten der* Kontron Canada Inc. aus.

Den Risiken aus der Integration der erworbenen Unternehmen werden – neben anderen Maßnahmen – vor allem auch über ein regionales Management und dessen Vertretung im Vorstand der Kontron AG Rechnung getragen.

Im zweiten Halbjahr 2002 und im ersten Quartal 2003 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Diese Risiken werden teilweise abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Risiken bestehen infolge der Abhängigkeit von weltweiten konjunkturellen Entwicklungen. Insbesonders ein möglicher Krieg mit dem Irak kann das Orderverhalten von Großkunden, die für die Kontron Gruppe bedeutend sind, beeinflussen. Aus kurzfristiger Sicht wird Kontron bei einem Kriegseintritt seinen vertikalen Marktanteil von aktuell ca. 14% in der Militärtechnik eher weiter ausbauen. Soweit ein Aufschwung weiter auf sich warten läßt, wirkt sich dies auch auf die Kontron Gruppe aus. Im ungünstigsten Fall könnten sich hieraus negative Entwicklungen für die Ertragslage des Konzerns ergeben.

### Ausblick

Der Markt für Embedded Computer wird auch 2003 schwierig bleiben. Kontron geht von einer Steigerung des Konzernumsatzes um 5 Prozent aus. 85 Prozent des Umsatzes im ECT Bereich werden heute durch ‚make' and ‚not buy'-Endanwender gemacht. Kontron sieht sich hier gut positioniert, durch Outsourcing der ECT Endanwender Marktanteile zu gewinnen. Große Original Equipment Manufacturer (OEMs) werden ihre Aktivitäten im Randbereich ECT verringern, um effizienter zu werden. Mit hohen und kostengünstigen Engineering-Kapazitäten ist Kontron bestens vorbereitet, diese Outsourcing-Aktivitäten zu befriedigen.

Zum 1. Januar 2003 wurde die Kontron Hayward auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht und Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd. für TEUR 3 346 die exklusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge erworben.

Im Absatzbereich wird Kontron 2003 verstärkt in Emerging Markets – den Regionen China und Osteuropa beziehungsweise Rußland – investieren. Gemeinsam mit bereits existierenden regionalen Joint Ventures soll der Markt schnell erobert werden. Die lokalen Partner liefern Marktanteile und Kenntnis der regionalen Strukturen, Kontron liefert die Technologie. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 9 auf 16 Prozent gesteigert werden.

Im Februar 2003 wurde die Kontron AG in den TecDAX aufgenommen. Dieser Index, der die 30 größten Technologieunternehmen Deutschlands enthält, wird am 24. März 2003 offiziell von der Deutschen Börse gelistet. Für Kontron bedeutet dieser Aufstieg eine bessere Reputation bei potentiellen Kunden und Investoren, die sich positiv auf den Geschäftsverlauf auswirken kann.

Im Jahr 2003 sollen die eingeleiteten Synergien und Kosteneinsparungen ergebnisrelevant werden. Wir gehen für 2003 von deutlich gesteigerten Erträgen der Kontron Gruppe aus.

**Der Vorstand**

## Bilanz zum 31. Dezember 2002

Kontron AG, Eching

**Aktiva**

| | EUR | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|---|
| **A. Anlagevermögen** | | | | |
| **Finanzanlagen** | | | | |
| 1. [illegible] | | | | |

**Passiva**

| | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|
| **A. Eigenkapital** | | | |
| **I. Gezeichnetes Kapital** | 45 654 112,00 | | 45 654 |

# Lagebericht

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Sie entstand aus der Fusion der Kontron embedded computers AG, Eching, und der JUMPtec Industrielle Computertechnik AG, Deggendorf. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbstständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100-prozentigen Töchter Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH), Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH (vormals: PEP Modular Computers GmbH), Kaufbeuren, Kontron Canada Inc. (vormals: Teknor Applicom Inc. sowie Kontron Communication Inc.), Montreal, Kontron Hayward (vormals: ADASTRA Systems Corporation), Hayward und die Kontron America Inc. (vormals: ICS Advent Inc.), San Diego. Ferner gehörten noch zum Konzern die Kontron Mobile Computing Inc., USA, mit einer Beteiligungsquote von ca. 65 Prozent, die Taiwan Mycomp Company Ltd., Taiwan, mit einer Beteiligungsquote von 55 Prozent sowie die Kontron Asia Inc. (vormals: ISPro Inc.), Taiwan, mit einer Beteiligungsquote von ca. 50,5 Prozent.

## Fusion mit JUMPtec: Synergien und Ausbau der Weltmarktführerschaft

Im Geschäftsjahr 2002 fusionierte die Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG (Deggendorf) auf Basis eines Aktientausches 2,04:1. Beide Unternehmen sind in angrenzenden Marktsegmenten tätig, bedienen sich aber derselben Lieferanten und sind auf denselben regionalen Märkten aktiv.

Die Synergien mit der JUMPtec Industrielle Computertechnik AG ergeben sich sowohl im Produktbereich als auch bei den operativen Kosten. So verstärkt JUMPtec die Kontron Gruppe bei ECT Modulen. Diese ECT Module, die große Wachstumschancen bieten, erleichtern dem Kunden das Design eigener Embedded-Computer. Als Konsequenz konnten durch Synergien Kosteneinsparungen innerhalb des Konzerns von mehr als zehn Prozent realisiert werden. Das operative Geschäft von der früheren JUMPtec Industrielle Computertechnik AG ist heute in der Kontron Tochter Kontron Embedded Modules GmbH, Deggendorf, gebündelt.

Nach dieser Fusion ist die Kontron Gruppe weltweit der größte Anbieter von Embedded Computer Technologie. Zudem kann die Kontron Gruppe als einziger Wettbewerber im Markt alle ECT Produkte wie EC Komponenten und Boards, EC Systeme und EC Lösungen inklusive Standard und Applikationssoftware anbieten. Die Produktpalette deckt dabei den gesamten Preisbereich von 100 EUR bis zu mehreren 100 000 EUR ab. Als globaler Partner und Produzent ist Kontron in allen drei Hauptmärkten – Nordamerika, europäischer Raum und Fernost/Großraum China – präsent.

Akquisitionen sind künftig nur in kleinerem Umfang, vor allem in Start-Up-Technologiesparten und neuen Absatzmärkten geplant. Auf Basis der heute zum Konzern gehörigen Unternehmen soll vor allem organisches Wachstum vorangetrieben werden.

## 2002: Ein Jahr der Konsolidierung und Integration

Kontron hat im Geschäftsjahr 2002 viele Aktivitäten beziehungsweise Akquisitionen integriert und konsolidiert. Der Markenname ‚Kontron' wurde weltweit bei nahezu allen Töchtern eingeführt. Die rechtliche Struktur wurde 2002 deutlich vereinfacht: So wurden über 50 rechtliche Einheiten auf 25 Einheiten reduziert, hauptsächlich durch Verschmelzungen innerhalb des Konzerns. Die gesamten Produktions- und Logistikaktivitäten wurden auf drei lokale Einheiten in Amerika/Montreal, Europa/München und Asien/Taipei konzentriert. Das gesamte Engineering wurde auf ein gemeinsames Software CAE System umgestellt.

## Schwieriges Marktumfeld: Nur leichte Zuwächse trotz Diversifikation

Das Geschäftsjahr 2002 war für die Wirtschaft weltweit, aber insbesondere für die Technologieanbieter, sehr schwierig. Im Sog der Telekommunikationsbranche, die das erhoffte Wachstum nicht vorweisen konnte, mussten etliche High-Tech-Unternehmen Verluste hinnehmen. Eine politisch unsichere Lage, Bilanzskandale bei Großfirmen und Verluste an den Aktienmärkten haben zu Investitionsstopps bei vielen Verbrauchern von High-Tech-Produkten geführt.

Auch der Markt für Embedded Computer Technologie konnte sich trotz Diversifikation in unterschiedlichen Anwendungsgebieten diesen gesamtwirtschaftlichen Entwicklungen nicht entziehen. Es wurden zwar nach wie vor noch Zuwächse erzielt, allerdings deutlich unter dem Niveau des Vorjahres. Der breit diversifizierte ECT Markt konnte die Verluste in einzelnen Segmenten durch Wachstumsraten in anderen vertikalen Märkten teilweise ausgleichen. Stagnationen in den Sparten Telekommunikation und Meßtechnik wurden zum Teil durch Wachstum in den Bereichen Medizin, Energiewirtschaft, Logistik und Militärtechnik kompensiert.

## Konzernentwicklung: Abgeschwächtes Umsatzwachstum im Jahr 2002

Im Geschäftsjahr 2002 konnte das starke Umsatzwachstum der Geschäftsjahre 1999 bis 2001 von durchschnittlich 61 Prozent per annum nicht fortgesetzt werden. Der Umsatz im Jahr 2002 von Mio. EUR 215 wuchs gegenüber 2001 (Mio. EUR 189) um 14 Prozent – vor allem aufgrund von Konsolidierungseffekten. Die Ursache dieser Entwicklung ist im schwierigen Marktumfeld für High-Tech-Produkte und damit auch für Embedded Computer Technologie zu sehen. Investitionen werden eingefroren, viele Lieferungen von ECT Produkten auf einen späteren Zeitpunkt verschoben.

Verbessert hat sich im Geschäftsjahr 2002 der Umsatz in den Emerging Markets (Region China und Osteuropa). Im Jahr 2002 ging Kontron Beteiligungen (Joint Ventures) an der RT Soft ZAO, Moskau, bzw. Kontron Shanghai Co. Ltd., Shanghai, ein, mit dem Ziel, Kontron Technologie mit namhaften regionalen Partnern in die Märkte abzusetzen.

Der Auftragsbestand liegt zum Jahresende 2002 bei Mio. EUR 94 und damit – hinsichtlich Pro-forma-Basis inklusive JUMPtec – auf Vorjahresniveau. Bei Korrektur der Währungseffekte – 60 Prozent aller Kontron Lieferungen werden in dem im Jahr 2002 stark an Wert verlierendem US-Dollar fakturiert – ergibt sich ein leichter Anstieg des Auftragsbestandes.

## Finanz- und Vermögenslage: Genügend Reserven für schlechte Zeiten

Das Vermögen der Kontron Gruppe hat sich um Mio. EUR 17,1 auf Mio. EUR 303,7 erhöht. Der Anteil des Umlaufvermögens an der Bilanzsumme sank im Vergleich zum Vorjahr um 5,3% auf 50,2 Prozent.

Der Bestand an liquiden Mitteln beträgt Mio. EUR 46,2. Nach Abzug der Bankverbindlichkeiten erhöhte sich der Net-Cash-Bestand deutlich von Mio. EUR 10,3 auf Mio. EUR 17,6 im Jahr 2002. Die Erhöhung des Net-Cash-Bestands im Jahr 2002 resultiert im Wesentlichen aus dem operativen Cashflow von Mio. EUR 22,4, der vor allem zur Reduktion der Bankverbindlichkeiten von Mio. EUR 36,6 auf Mio. EUR 28,5 verwendet wurde. Mit der gestärkten Finanzlage existieren genügend Reserven, um auch in diesem Marktumfeld die Unternehmensziele abzusichern.

Das Anlagevermögen betrug zum 31. Dezember 2002 Mio. EUR 137 (Vorjahreszeitpunkt: Mio. EUR 114). Die Erhöhung beruht hauptsächlich auf der Neukonsolidierung der Kontron Embedded Modules GmbH, Deggendorf.

Das Eigenkapital hat sich um Mio. EUR 32 auf Mio. EUR 221 erhöht. Dies ist im Wesentlichen auf die getätigte Sacheinlage der Kontron Embedded Modules GmbH im Rahmen der Fusion mit der JUMPtec Industrielle Computertechnik AG zurückzuführen. Der Anteil des Eigenkapitals an der Bilanzsumme konnte von 66 auf 73 Prozent gesteigert werden.

## Vermögens- und Ertragslage der Kontron AG

Die Bilanzsumme hat sich gegenüber dem 1. Januar 2002 um Mio. EUR 14 auf Mio. EUR 242 erhöht. Wesentliche Veränderungen resultieren aus der Erhöhung der Finanzanlagen, bei gleichzeitiger Verringerung der Forderungen gegen verbundene Unternehmen sowie einer Abnahme des Kassenbestands. Die Ertragslage der Kontron AG (Holding) ist in dem nach deutschen Rechnungslegungsgrundsätzen aufgestellten Einzelabschluss durch Kosten aus der Verschmelzung zur Neugründung belastet. Unter Berücksichtigung eines positiven Finanzergebnisses von Mio. EUR 1,2 ergibt sich ein Jahresergebnis von Mio. EUR – 2,5.

## Finanzlage der Kontron AG

Zum 31. Dezember 2002 hat die Kontron AG liquide Mittel von insgesamt Mio. EUR 15. Wesentliche Veränderungen zum 1. Januar 2002 resultieren aus der Ausgabe für Investitionen mit rd. Mio. EUR 14 sowie der Erhöhung kurzfristiger Kredite mit Mio. EUR 2.

## Profitabel – auch im Jahr 2002

Der Konzernabschluss wird nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt. Das operative Ergebnis vor Abschreibungen (EBITDA) ist unter der Berücksichtigung der schlechten Konjunktur mit Mio. EUR 9,5 sehr zufriedenstellend.

Das Bruttoergebnis vom Umsatz ist von Mio. EUR 70,7 in 2001 auf Mio. EUR 83,3 in 2002 gestiegen. Damit erhöhte sich die Marge auf 38,8 Prozent. Bereinigt um die margenärmeren Umsätze der neu konsolidierten Kontron Embedded Modules GmbH betrug die Rohmarge sogar mehr als 40 Prozent. Die Steigerung beruht auf dem weiteren Aufbau des Technologie- und Engineeringanteils an den Kontron Produkten.

Das Kontron-Jahresergebnis nach Steuern lag bei Mio. EUR 0,7 (Vorjahr: Mio. EUR 3,7). Das negative Finanzergebnis in Höhe von Mio. EUR 6,9 ist durch Eigenkapitalverluste von at-equity-bilanzierten Unternehmen belastet. Der wesentliche Grund für die Verschlechterung des Jahresergebnisses liegt darin, dass erwartete Umsatzsteigerungen nicht eingetreten sind und zu hohe Kapazitäten sowie Kosten das Ergebnis belasten.

## Forschung und Entwicklung: Großes Potenzial gut ausgebildeter Ingenieure

Verantwortlich dafür, dass im Geschäftsjahr 2002 die Bruttomarge abermals gesteigert werden konnte, ist der kontinuierlich gesteigerte Technologieanteil an Kontron Produkten. Ende 2002 beschäftigte Kontron 537 Ingenieure – und besitzt damit ein großes Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Kontron koordiniert mit deutschen und US-Ingenieuren kosteneffiziente Ingenieure in Osteuropa und Kanada und erzielt damit Kostenführerschaft im ECT Entwicklungsbereich.

## Risiken

Der Absatzmarkt Telekommunikation erwies sich auch im Jahre 2002 als schwierig. In der Geschäftspolitik der Kontron AG wurde konsequent die Abhängigkeit von dieser Branche vermindert. So gliederte Kontron im September 2002 im Zuge eines Management-Buy-Outs auch die Telekom-Aktivitäten der Kontron Canada Inc. aus.

Den Risiken aus der Integration der erworbenen Unternehmen werden – neben anderen Maßnahmen – vor allem auch über ein regionales Management und dessen Vertretung im Vorstand der Kontron AG Rechnung getragen.

Im zweiten Halbjahr 2002 und im ersten Quartal 2003 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Diese Risiken werden teilweise abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Risiken bestehen infolge der Abhängigkeit von weltweiten konjunkturellen Entwicklungen. Insbesonders ein möglicher Krieg mit dem Irak kann das Orderverhalten von Großkunden, die für die Kontron Gruppe bedeutend sind, beeinflussen. Aus kurzfristiger Sicht wird Kontron bei einem Kriegseintritt seinen vertikalen Marktanteil von aktuell ca. 14% in der Militärtechnik eher weiter ausbauen. Soweit ein Aufschwung weiter auf sich warten läßt, wirkt sich dies auch auf die Kontron Gruppe aus. Im ungünstigsten Fall könnten sich hieraus negative Entwicklungen für die Ertragslage des Konzerns ergeben.

## Ausblick

Der Markt für Embedded Computer wird auch 2003 schwierig bleiben. Kontron geht von einer Steigerung des Konzernumsatzes um 5 Prozent aus. 85 Prozent des Umsatzes im ECT Bereich werden heute durch ‚make' and ‚not buy'-Endanwender gemacht. Kontron sieht sich hier gut positioniert, durch Outsourcing der ECT Endanwender Marktanteile zu gewinnen. Große Original Equipment Manufacturer (OEMs) werden ihre Aktivitäten im Randbereich ECT verringern, um effizienter zu werden. Mit hohen und kostengünstigen Engineering-Kapazitäten ist Kontron bestens vorbereitet, diese Outsourcing-Aktivitäten zu befriedigen.

Zum 1. Januar 2003 wurde die Kontron Hayward auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht und Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd. für TEUR 3 346 die exklusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge erworben.

Im Absatzbereich wird Kontron 2003 verstärkt in Emerging Markets – den Regionen China und Osteuropa beziehungsweise Rußland – investieren. Gemeinsam mit bereits existierenden regionalen Joint Ventures soll der Markt schnell erobert werden. Die lokalen Partner liefern Marktanteile und Kenntnis der regionalen Strukturen, Kontron liefert die Technologie. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 9 auf 16 Prozent gesteigert werden.

Im Februar 2003 wurde die Kontron AG in den TecDAX aufgenommen. Dieser Index, der die 30 größten Technologieunternehmen Deutschlands enthält, wird am 24. März 2003 offiziell von der Deutschen Börse gelistet. Für Kontron bedeutet dieser Aufstieg eine bessere Reputation bei potentiellen Kunden und Investoren, die sich positiv auf den Geschäftsverlauf auswirken kann.

Im Jahr 2003 sollen die eingeleiteten Synergien und Kosteneinsparungen ergebnisrelevant werden. Wir gehen für 2003 von deutlich gesteigerten Erträgen der Kontron Gruppe aus.

Der Vorstand

# Bilanz zum 31. Dezember 2002

## Kontron AG, Eching

### Aktiva

| | EUR | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|---|
| A. Anlagevermögen | | | | |
| Finanzanlagen | | | | |
| 1. Anteile an verbundenen Unternehmen | 205 737 635,14 | | | 147 689 |
| 2. Ausleihungen an verbundene Unternehmen | 17 411 511,87 | | | 15 819 |
| 3. Sonstige Ausleihungen | 1 162 621,25 | | | 0 |
| | | 224 311 768,26 | | 163 508 |
| | | | 224 311 768,26 | 163 508 |

### Passiva

| | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|
| A. Eigenkapital | | | |
| I. Gezeichnetes Kapital | 45 654 112,00 | | 45 654 |
| II. Kapitalrücklage | 164 171 701,83 | | 166 642 |
| | | 209 825 813,83 | 212 296 |
| B. Rückstellungen | | | |
| Sonstige Rückstellungen | 1 631 000,00 | | 350 |
| | | 1 631 000,00 | 350 |

| noch: Aktiva | EUR | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|---|
| B. Umlaufvermögen | | | | |
| I. Forderungen und sonstige Vermögensgegenstände | | | | |
| 1. Forderungen gegen verbundene Unternehmen ... | 583 005,38 | | | 26 780 |
| 2. Sonstige Vermögensgegenstände ..... | 1 717 761,29 | | | 737 |
| | | 2 300 766,67 | | 27 517 |
| II. Wertpapiere | | | | |
| Sonstige Wertpapiere ........................ | | 0,00 | | 9 874 |
| III. Guthaben bei Kreditinstituten ................ | | 15 123 357,00 | | 27 113 |
| | | | 17 424 123,67 | 64 504 |
| C. Rechnungsabgrenzungsposten ........................... | | | 67 490,53 | 71 |
| | | | 241 803 382,46 | 228 083 |

| noch: Passiva | EUR | 31. 12. 2002 EUR | 1. 1. 2002 TEUR |
|---|---|---|---|
| C. Verbindlichkeiten | | | |
| 1. Anleihen .................................... davon konvertibel EUR 416 117,00 (1. 1. 2002: TEUR 556) | 416 117,00 | | 566 |
| 2. Verbindlichkeiten gegenüber Kreditinstituten.... | 14 045 167,52 | | 12 045 |
| 3. Verbindlichkeiten aus Lieferungen und Leistungen.............................. | 688 688,01 | | 205 |
| 4. Verbindlichkeiten gegenüber verbundenen Unternehmen ..................... | 9 277 249,66 | | 73 |
| 5. Sonstige Verbindlichkeiten.................... | 5 919 346,44 | | 2 548 |
| | | 30 346 568,63 | 15 437 |
| | | 241 803 382,46 | 228 083 |

## Gewinn- und Verlustrechnung vom 1. Januar bis 31. Dezember 2002

### Kontron AG, Eching

| | EUR | EUR | 2002 EUR |
|---|---|---|---|
| 1. Sonstige betriebliche Erträge ........................................... | | | 3 661 909,50 |
| 2. Materialaufwand........................................ | | 11 636,10 | |
| 3. Personalaufwand | | | |
| a) Löhne und Gehälter ....................... | 492 413,29 | | |
| b) Soziale Abgaben .......................... | 37 285,01 | | |
| | | 529 698,30 | |
| 4. Sonstige betriebliche Aufwendungen ......................... | | 3 063 217,78 | |
| | | | 3 604 552,18 |
| | | | 57 357,32 |
| 5. Erträge aus Ausleihungen des Finanzanlagevermögens .......... | | 1 219 161,18 | |
| 6. Sonstige Zinsen und ähnliche Erträge.......................... | | 626 895,06 | |
| 7. Zinsen und ähnliche Aufwendungen ......................... | | 635 795,23 | |
| | | | 1 210 261,01 |
| 8. **Ergebnis der gewöhnlichen Geschäftstätigkeit**................................ | | | 1 267 618,33 |
| 9. Außerordentliche Aufwendungen ............................ | | – 3 671 122,21 | |
| | | | – 3 671 122,21 |
| 10. Steuern vom Einkommen und vom Ertrag ...................... | | – 66 404,55 | |
| 11. Sonstige Steuern................................... | | – 596,79 | |
| | | | – 67 001,34 |
| 12. **Jahresfehlbetrag**...................................... | | | – 2 470 505,22 |
| 13. Entnahmen aus der Kapitalrücklage ................................ | | | 2 470 505,22 |
| 14. **Bilanzgewinn** ........................................ | | | 0,00 |

## Anhang für das Geschäftsjahr 2002

### Kontron AG, Eching

### I. Allgemeine Angaben zum Jahresabschluß

Der Jahresabschluß der Kontron AG ist nach den für große Kapitalgesellschaften maßgeblichen Vorschriften des deutschen Handelsgesetzbuches (HGB) und des Aktiengesetzes (AktG) aufgestellt.

Der Jahresabschluß der Kontron AG ist unter vollständiger Verwendung des Jahresergebnisses nach § 268 Abs. 1 HGB aufgestellt.

Für die Gewinn- und Verlustrechnung wenden wir das Gesamtkostenverfahren an. Die Kontron AG stellt ihren Jahresabschluß in Euro auf. Die Angaben erfolgen, sofern nicht anders vermerkt, in tausend Euro (TEUR).

### II. Bilanzierungs- und Bewertungsmethoden

**Anlagevermögen**

Die Aufgliederung und Entwicklung des Anlagevermögens im Geschäftsjahr 2002 ist gesondert im Anlagenspiegel dargestellt.

Die Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten bzw. mit dem niedrigeren beizulegenden Wert bilanziert.

Die Ausleihungen an verbundenen Unternehmen sind mit dem um Tilgungen verminderten Ausgabebetrag angesetzt.

Die sonstige Ausleihung ist vermindert um das gezahlte Disagio angesetzt.

**Umlaufvermögen**

Forderungen und sonstige Vermögensgegenstände werden zum Nennwert bzw. mit dem niedrigeren beizulegenden Wert bilanziert.

Kassenbestand und Guthaben bei Kreditinstituten entsprechen den Nominalwerten.

Unter Rechnungsabgrenzungsposten wird ein Disagio ausgewiesen, das über die Laufzeit der Zinsfestschreibung aufgelöst wird.

**Rückstellungen**

Bei der Bemessung der Rückstellungen ist allen ungewissen Verbindlichkeiten und erkennbaren Risiken angemessen und ausreichend Rechnung getragen worden.

**Verbindlichkeiten**

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen passiviert.

**Währungsumrechnung**

Es wird grundsätzlich wie folgt umgerechnet:

Forderungen, die auf fremde Währung lauten, werden mit dem Wechselkurs im Entstehungszeitpunkt bzw. mit dem niedrigeren Stichtagskurs umgerechnet.

Bankguthaben in fremder Währung werden zum Stichtagskurs umgerechnet.

Verbindlichkeiten, die auf fremde Währung lauten, werden mit dem Wechselkurs im Entstehungszeitpunkt umgerechnet. Liegt der Kurs am Bilanzstichtag über dem Kurs am Tag der Entstehung der Verpflichtung, so wird der höhere Kurs verwendet.

### III. Erläuterungen zur Bilanz

**Anlagevermögen**

Die Gliederung und Entwicklung des Anlagevermögens der Kontron AG ist im Anlagenspiegel gesondert dargestellt.

**Umlaufvermögen**

Alle Forderungen und sonstigen Vermögensgegenstände haben eine Restlaufzeit von weniger als einem Jahr.

Unter Rechnungsabgrenzungsposten wird ein Disagio ausgewiesen, das über die Laufzeit der Zinsfestschreibung aufgelöst wird.

**Entwicklung des Anlagevermögens**

| | Anschaffungs- und Herstellungskosten 1. 1. 2002 TEUR | Zugang TEUR | Abgang TEUR | Umgliederung TEUR | 31. 12. 2002 TEUR | Abschreibungen 1. 1. 2002 TEUR | Zugang TEUR | Abgang TEUR | Abwertung TEUR | 31. 12. 2002 TEUR | Buchwerte 31. 12. 2002 TEUR | Buchwerte 1. 1. 2002 TEUR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| I. Finanzanlagen | | | | | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen..... | 147 689 | 87 234 | 33 861 | 4 676 | 205 738 | 0 | 0 | 0 | 0 | 0 | 205 738 | 147 689 |
| 2. Ausleihungen an verbundene Unternehmen | 15 819 | 9 192 | 2 759 | – 4 676 | 17 576 | 0 | 0 | 0 | 165 | 165 | 17 411 | 15 819 |
| 3. sonstige Ausleihungen.................. | 0 | 1 163 | 0 | 0 | 1 163 | 0 | 0 | 0 | 0 | 0 | 1 163 | 0 |
| | 163 508 | 97 589 | 36 620 | 0 | 224 477 | 0 | 0 | 0 | 165 | 165 | 224 312 | 163 508 |

**Gezeichnetes Kapital und Kapitalrücklage**

| | Anzahl Aktien | Gezeichnetes Kapital Nennwert EUR | Kapitalrücklage EUR |
|---|---|---|---|
| 1. Januar 2002.................................. | 45 645 112 | 45 645 112 | 166 642 207,05 |
| Entnahmen aus der Kapitalrücklage ............... | 0 | 0 | 2 470 505,22 |
| Stand 31. Dezember 2002........................ | 45 645 112 | 45 645 112 | 164 171 701,83 |

Das gezeichnete Kapital beträgt am Bilanzstichtag EUR 45 654 112,00 und teilt sich auf in 45 654 112 nennwertlose Stückaktien zum rechnerischen Wert von EUR 1,00 je Aktie.

Der Kapitalrücklage wurde ein Betrag in Höhe des Jahresfehlbetrages von TEUR – 2 470 entnommen.

**Bedingtes Kapital**

Das Grundkapital der Gesellschaft ist durch Satzung vom 26. April 2002 um 2 270 740,— EUR bedingt erhöht (Bedingtes Kapital 2002/I). Das Bedingte Kapital dient der Gewährung von Aktien an Inhaber von Umtausch- oder Bezugsrechten, die von der Rechtsvorgängerin der Gesellschaft ausgegeben worden waren.

Das Grundkapital der Gesellschaft ist durch Satzung vom 26. April 2002 um 621 500 EUR bedingt erhöht (Bedingtes Kapital 2002/II). Das Bedingte Kapital dient der Gewährung von Aktien an Inhaber von Wandlungsrechten oder Optionsscheinen, die von den Rechtsvorgängerinnen der Gesellschaft ausgegeben worden waren.

**Genehmigtes Kapital**

Der Vorstand ist durch Satzung vom 26. April 2002 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 26. April 2007 gegen Bar- oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 700 000,— EUR zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen ist (Genehmigtes Kapital 2002/I).

Der Vorstand ist durch Satzung vom 26. April 2002 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 26. April 2007 gegen Bar- oder Sacheinlage einmal oder mehrmals um insgesamt

**Bilanzgewinn**

Der Bilanzgewinn entwickelte sich wie folgt:

| | 2002 TEUR |
|---|---|
| Jahresfehlbetrag ............................................ | 2 470 |
| Entnahmen aus der Kapitalrücklage ............................ | 2 470 |
| Bilanzgewinn ................................................ | 0 |

**Rückstellungen**

**Sonstige Rückstellungen**

| | 1. 1. 2002 TEUR | Verbrauch TEUR | Zuführung TEUR | 31. 12. 2002 TEUR |
|---|---|---|---|---|
| Risikovorsorge.............................. | 0 | 0 | 800 | 800 |
| Rechts- und Beratungskosten ............ | 180 | 180 | 325 | 325 |
| Noch ausstehende Rechnungen ........... | 0 | 0 | 300 | 300 |
| Kosten der Hauptversammlung ........... | 170 | 170 | 180 | 180 |
| Kosten des Aufsichtsrates ............... | 0 | 0 | 26 | 26 |
| | 350 | 350 | 1 631 | 1 631 |

**Verbindlichkeiten**

| | Gesamt TEUR | davon mit einer Restlaufzeit bis zu 1 Jahr TEUR | 1–5 Jahre TEUR | über 5 Jahre TEUR | zum 1. Januar bis 1 Jahr TEUR |
|---|---|---|---|---|---|
| Anleihen (Wandelschuldverschreibungen) .. | 256 | 0 | 256 | 0 | 0 |

| | | | | |
|---|---|---|---|---|
| Verbundene Unternehmen ... | 583 005,38 | | | 26 780 |
| 2. Sonstige Vermögensgegenstände ..... | 1 717 761,29 | | | 737 |
| | | 2 300 766,67 | | 27 517 |
| II. Wertpapiere | | | | |
| Sonstige Wertpapiere ........................ | | 0,00 | | 9 874 |
| III. Guthaben bei Kreditinstituten ................ | | 15 123 357,00 | | 27 113 |
| | | | 17 424 123,67 | 64 504 |
| C. Rechnungsabgrenzungsposten .................................. | | | 67 490,53 | 71 |
| | | | 241 803 382,46 | 228 083 |

| | | | |
|---|---|---|---|
| 2. Verbindlichkeiten gegenüber Kreditinstituten .... | 14 045 167,52 | | 12 045 |
| 3. Verbindlichkeiten aus Lieferungen und Leistungen ............................ | 688 688,01 | | 205 |
| 4. Verbindlichkeiten gegenüber verbundenen Unternehmen ................... | 9 277 249,66 | | 73 |
| 5. Sonstige Verbindlichkeiten ................... | 5 919 346,44 | | 2 548 |
| | | 30 346 568,63 | 15 437 |
| | | 241 803 382,46 | 228 083 |

## Gewinn- und Verlustrechnung
## vom 1. Januar bis 31. Dezember 2002

### Kontron AG, Eching

| | EUR | EUR | 2002 EUR |
|---|---|---|---|
| 1. Sonstige betriebliche Erträge ................................................ | | | 3 661 909,50 |
| 2. Materialaufwand .............................................. | | 11 636,10 | |
| 3. Personalaufwand | | | |
| a) Löhne und Gehälter ........................ | 492 413,29 | | |
| b) Soziale Abgaben ........................ | 37 285,01 | | |
| | | 529 698,30 | |
| 4. Sonstige betriebliche Aufwendungen ............................ | | 3 063 217,78 | |
| | | | 3 604 552,18 |
| | | | 57 357,32 |
| 5. Erträge aus Ausleihungen des Finanzanlagevermögens .......... | | 1 219 161,18 | |
| 6. Sonstige Zinsen und ähnliche Erträge ........................ | | 626 895,06 | |
| 7. Zinsen und ähnliche Aufwendungen ........................ | | 635 795,23 | |
| | | | 1 210 261,01 |
| 8. **Ergebnis der gewöhnlichen Geschäftstätigkeit** ................................ | | | 1 267 618,33 |
| 9. Außerordentliche Aufwendungen ............................ | | – 3 671 122,21 | |
| | | | – 3 671 122,21 |
| 10. Steuern vom Einkommen und vom Ertrag ........................ | | – 66 404,55 | |
| 11. Sonstige Steuern ........................ | | – 596,79 | |
| | | | – 67 001,34 |
| 12. **Jahresfehlbetrag** ................................................ | | | – 2 470 505,22 |
| 13. Entnahmen aus der Kapitalrücklage ........................ | | | 2 470 505,22 |
| 14. **Bilanzgewinn** ................................................ | | | 0,00 |

## Anhang für das Geschäftsjahr 2002

### Kontron AG, Eching

### I. Allgemeine Angaben zum Jahresabschluß

Der Jahresabschluß der Kontron AG ist nach den für große Kapitalgesellschaften maßgeblichen Vorschriften des deutschen Handelsgesetzbuches (HGB) und des Aktiengesetzes (AktG) aufgestellt.

Der Jahresabschluß der Kontron AG ist unter vollständiger Verwendung des Jahresergebnisses nach § 268 Abs. 1 HGB aufgestellt.

Für die Gewinn- und Verlustrechnung wenden wir das Gesamtkostenverfahren an. Die Kontron AG stellt ihren Jahresabschluß in Euro auf. Die Angaben erfolgen, sofern nicht anders vermerkt, in tausend Euro (TEUR).

### II. Bilanzierungs- und Bewertungsmethoden

**Anlagevermögen**

Die Aufgliederung und Entwicklung des Anlagevermögens im Geschäftsjahr 2002 ist gesondert im Anlagenspiegel dargestellt.

Die Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten bzw. mit dem niedrigeren beizulegenden Wert bilanziert.

Die Ausleihungen an verbundenen Unternehmen sind mit dem um Tilgungen verminderten Ausgabebetrag angesetzt.

Die sonstige Ausleihung ist vermindert um das gezahlte Disagio angesetzt.

**Umlaufvermögen**

Forderungen und sonstige Vermögensgegenstände werden zum Nennwert bzw. mit dem niedrigeren beizulegenden Wert bilanziert.

Kassenbestand und Guthaben bei Kreditinstituten entsprechen den Nominalwerten.

Unter Rechnungsabgrenzungsposten wird ein Disagio ausgewiesen, das über die Laufzeit der Zinsfestschreibung aufgelöst wird.

**Rückstellungen**

Bei der Bemessung der Rückstellungen ist allen ungewissen Verbindlichkeiten und erkennbaren Risiken angemessen und ausreichend Rechnung getragen worden.

**Verbindlichkeiten**

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen passiviert.

**Währungsumrechnung**

Es wird grundsätzlich wie folgt umgerechnet:

Forderungen, die auf fremde Währung lauten, werden mit dem Wechselkurs im Entstehungszeitpunkt bzw. mit dem niedrigeren Stichtagskurs umgerechnet.

Bankguthaben in fremder Währung werden zum Stichtagskurs umgerechnet.

Verbindlichkeiten, die auf fremde Währung lauten, werden mit dem Wechselkurs im Entstehungszeitpunkt umgerechnet. Liegt der Kurs am Bilanzstichtag über dem Kurs am Tag der Entstehung der Verpflichtung, so wird der höhere Kurs verwendet.

### III. Erläuterungen zur Bilanz

**Anlagevermögen**

Die Gliederung und Entwicklung des Anlagevermögens der Kontron AG ist im Anlagenspiegel gesondert dargestellt.

**Umlaufvermögen**

Alle Forderungen und sonstigen Vermögensgegenstände haben eine Restlaufzeit von weniger als einem Jahr.

Unter Rechnungsabgrenzungsposten wird ein Disagio ausgewiesen, das über die Laufzeit der Zinsfestschreibung aufgelöst wird.

### Entwicklung des Anlagevermögens

| | Anschaffungs- und Herstellungskosten 1. 1. 2002 TEUR | Zugang TEUR | Abgang TEUR | Umgliederung TEUR | 31. 12. 2002 TEUR | Abschreibungen 1. 1. 2002 TEUR | Zugang TEUR | Abgang TEUR | Abwertung TEUR | 31. 12. 2002 TEUR | Buchwerte 31. 12. 2002 TEUR | Buchwerte 1. 1. 2002 TEUR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **I. Finanzanlagen** | | | | | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen ..... | 147 689 | 87 234 | 33 861 | 4 676 | 205 738 | 0 | 0 | 0 | 0 | 0 | 205 738 | 147 689 |
| 2. Ausleihungen an verbundene Unternehmen | 15 819 | 9 192 | 2 759 | – 4 676 | 17 576 | 0 | 0 | 0 | 165 | 165 | 17 411 | 15 819 |
| 3. sonstige Ausleihungen .................. | 0 | 1 163 | 0 | 0 | 1 163 | 0 | 0 | 0 | 0 | 0 | 1 163 | 0 |
| | 163 508 | 97 589 | 36 620 | 0 | 224 477 | 0 | 0 | 0 | 165 | 165 | 224 312 | 163 508 |

**Gezeichnetes Kapital und Kapitalrücklage**

| | Anzahl Aktien | Gezeichnetes Kapital Nennwert EUR | Kapitalrücklage EUR |
|---|---|---|---|
| 1. Januar 2002 ...................................... | 45 645 112 | 45 645 112 | 166 642 207,05 |
| Entnahmen aus der Kapitalrücklage ............... | 0 | 0 | 2 470 505,22 |
| Stand 31. Dezember 2002 ........................ | 45 645 112 | 45 645 112 | 164 171 701,83 |

Das gezeichnete Kapital beträgt am Bilanzstichtag EUR 45 654 112,00 und teilt sich auf in 45 654 112 nennwertlose Stückaktien zum rechnerischen Wert von EUR 1,00 je Aktie.

Der Kapitalrücklage wurde ein Betrag in Höhe des Jahresfehlbetrages von TEUR – 2 470 entnommen.

**Bedingtes Kapital**

Das Grundkapital der Gesellschaft ist durch Satzung vom 26. April 2002 um 2 270 740,– EUR bedingt erhöht (Bedingtes Kapital 2002/I). Das Bedingte Kapital dient der Gewährung von Aktien an Inhaber von Umtausch- oder Bezugsrechten, die von der Rechtsvorgängerin der Gesellschaft ausgegeben worden waren.

Das Grundkapital der Gesellschaft ist durch Satzung vom 26. April 2002 um 621 500 EUR bedingt erhöht (Bedingtes Kapital 2002/II). Das Bedingte Kapital dient der Gewährung von Aktien an Inhaber von Wandlungsrechten oder Optionsscheinen, die von den Rechtsvorgängerinnen der Gesellschaft ausgegeben worden waren.

**Genehmigtes Kapital**

Der Vorstand ist durch Satzung vom 26. April 2002 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 26. April 2007 gegen Bar- oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 700 000,– EUR zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen ist (Genehmigtes Kapital 2002/I).

Der Vorstand ist durch Satzung vom 26. April 2002 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 26. April 2007 gegen Bar- oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 1 270 780,– EUR zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen ist (Genehmigtes Kapital 2002/II).

Der Vorstand ist durch Satzung vom 26. April 2002 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 26. April 2007 gegen Bar- oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 20 856 000,– EUR zu erhöhen, wobei das Bezugsrecht der Aktionäre in bestimmten Fällen ausgeschlossen werden kann (Genehmigtes Kapital 2002/III).

**Bilanzgewinn**

Der Bilanzgewinn entwickelte sich wie folgt:

| | 2002 TEUR |
|---|---|
| Jahresfehlbetrag ................................................ | 2 470 |
| Entnahmen aus der Kapitalrücklage ................................ | 2 470 |
| Bilanzgewinn ................................................ | 0 |

**Rückstellungen**

**Sonstige Rückstellungen**

| | 1. 1. 2002 TEUR | Verbrauch TEUR | Zuführung TEUR | 31. 12. 2002 TEUR |
|---|---|---|---|---|
| Risikovorsorge ................................ | 0 | 0 | 800 | 800 |
| Rechts- und Beratungskosten .................. | 180 | 180 | 325 | 325 |
| Noch ausstehende Rechnungen .................. | 0 | 0 | 300 | 300 |
| Kosten der Hauptversammlung .................. | 170 | 170 | 180 | 180 |
| Kosten des Aufsichtsrates .................. | 0 | 0 | 26 | 26 |
| | 350 | 350 | 1 631 | 1 631 |

**Verbindlichkeiten**

| | Gesamt TEUR | davon mit einer Restlaufzeit bis zu 1 Jahr TEUR | 1–5 Jahre TEUR | über 5 Jahre TEUR | zum 1. Januar bis 1 Jahr TEUR |
|---|---|---|---|---|---|
| Anleihen | | | | | |
| (Wandelschuldverschreibungen) .. | 256 | 0 | 256 | 0 | 0 |
| (Optionsschuldverschreibungen) .. | 160 | 90 | 70 | 0 | 30 |
| Verbindlichkeiten | | | | | |
| gegenüber Kreditinstituten ...... | 14 045 | 12 180 | 481 | 1 384 | 10 060 |
| aus Lieferungen und Leistungen . | 689 | 689 | 0 | 0 | 205 |
| gegenüber verbundenen Unternehmen ............. | 9 277 | 9 277 | 0 | 0 | 74 |

| | Gesamt | davon mit einer Restlaufzeit bis zu 1 Jahr | 1–5 Jahre | über 5 Jahre | zum 1. Januar bis 1 Jahr |
|---|---|---|---|---|---|
| | TEUR | TEUR | TEUR | TEUR | TEUR |
| Sonstige Verbindlichkeiten........ | 5 919 | 5 919 | 0 | 0 | 2 547 |
| davon aus Steuern | 42 | 42 | 0 | 0 | 137 |
| | 30 346 | 28 155 | 807 | 1 384 | 12 916 |

Von den Verbindlichkeiten gegenüber Kreditinstituten sind TEUR 2 045 durch Grundpfandrechte auf dem Geschäftsgebäude der Kontron embedded computers GmbH gesichert.

### Mitarbeiterwandelschuldverschreibung

Mit Beschluss der Hauptversammlung der Kontron embedded computers AG vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand der Kontron embedded computers AG ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates der Kontron embedded Computers AG einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1 800 000,00 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandlungsrechte auf bis zu 1 800 000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron embedded computers AG und deren Konzerngesellschaften gewährt werden.

Aus dem Programm vom März 2000 waren zum 31. Dezember 2002 insgesamt 86 512 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 86 512,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2005, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75% sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 waren zum 31. Dezember 2002 insgesamt 186 565 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 169 605,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2007, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

### Mitarbeiteraktienoptionen

Mit der Verschmelzung zur Neugründung der Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen.

Zum 31. Dezember 2002 bestanden insgesamt 535 786 Aktienoptionen. Der Optionspreis beträgt EUR 16,41.

Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Das Bezugsrecht konnte ferner nur ausgeübt werden, wenn der durchschnittliche Börsenkurs der Aktien innerhalb der letzten zehn aufeinanderfolgenden Börsenhandelstage vor Ausübung des Optionsrechts um mindestens 10% über dem Bezugspreis liegt.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

### Optionsschuldverschreibungen

Mit Beschluss der Hauptversammlung der Kontron embedded computers AG vom 8. Juni 2001 wurde der Vorstand der Kontron embedded computers AG ermächtigt, bis zum 8. Juni 2006 einmalig oder mehrmals auf den Inhaber/Namen lautende Wandel- oder Optionsschuldverschreibungen im Gesamtnennbetrag von TEUR 150 000 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf neue Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt TEUR 3 000 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Mit Beschluss des Vorstands der Kontron embedded computers AG vom 14. August 2001 und der einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded computers AG vom 11. September 2001 wurde die Ausgabe von 40 000 Optionsschuldverschreibungen zum Erwerb der Beteiligung an der Merz spol. S.r.o., Liberec, durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1 und sind unverzinslich. Sie sind spätestens eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2002 der Merz spol. S.r.o., jedoch nicht später als 1. April 2003, zum Nennbetrag zurückzuzahlen. Das Optionsrecht kann vom 2. April 2003 bis zum 2. Juni 2003 einschließlich, unter Berücksichtigung der Fristen für die Hauptversammlung und der Fristen für die Ausgabe von neuen Aktien oder Schuldverschreibungen mit Wandel- oder Optionsrecht, ausgeübt werden. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit Beschluss des Vorstands der Kontron embedded computers AG vom 14. September 2001 und der einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded computers AG vom 17. September 2001 wurde die Ausgabe von 150 000 Optionsschuldverschreibungen an die PEP Modular Computers S.A. zum Erwerb der Beteiligung an der MAT – Micro Automation Technology S.A. durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1 und sind unverzinslich. Sie sind in Höhe von 30 000 Stück im abgelaufenen Geschäftsjahr erloschen. In Höhe von 50 000 Stück sind sie bis zum 1. April 2003 und für 70 000 Stück bis zum 1. April 2004 zurückzuzahlen. Das Optionsrecht soll für 50 000 Stück nicht später als eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2002 der fusionierten Gesellschaften von MAT – Micro Automation Technology S.A. und PEP Modular Computers Benelux S.A. (Kontron Modular Computers Benelux S.A.), jedenfalls aber nicht später als 1. April 2003, ausgeübt werden. Das Optionsrecht soll für 70 000 Stück nicht später als eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2003 der fusionierten Gesellschaften von MAT – Micro Automation Technology S.A. und PEP Modular Computers Benelux S.A. (Kontron Modular Computers Benelux S.A.), jedenfalls aber nicht später als 1. April 2004, ausgeübt werden. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

### Optionsrechte

Mit Beschluss des Vorstands der Kontron embedded Computers AG vom 16. Januar 2002 und der einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded Computers AG vom 16. Januar 2002 wurde die Ausgabe von 405 000 Optionen zum Erwerb der Beteiligung an der XTRO Informationssysteme GmbH durchgeführt. Die Optionen sollten in Höhe von 360 000 Stück bis zum 31. März 2003 und in Höhe von 45 000 Stück bis zum 31. März 2004 ausgeübt werden. Zum 27. Dezember 2002 wurden die Optionsrechte von 360 000 Stück durch einen Fixbetrag abgelöst. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsrechte gemäß dem Umtauschverhältnis 1:1,1.

Mit der Verschmelzung zur Neugründung der Kontron embedded Computers AG und der JUMPtec Industrielle Computertechnik AG sind Optionsrechte auf die Kontron AG übergegangen. Die JUMPtec AG hatte 500 000 Optionsrechte zum Erwerb der ausstehenden 49% der Anteile an der INSIDE Technology A/S, Horsholm/Dänemark, ausgegeben. Durch das veränderte Umtauschverhältnis von 7:5 ergeben sich Optionsrechte von rund 357 143 zum Erwerb von 357 143 Stückaktien an der Kontron AG. Die Optionsrechte sind bis zum 1. September 2003 ausübbar.

### Haftungsverhältnisse

Es bestehen selbstschuldnerische Bürgschaften in Höhe von CAD 977 000,00 gegenüber der Financement 'd Equipement Bank für die Kontron Canada Inc. in Kanada.

Bei der Kontron Embedded Computers GmbH besteht gegenüber der Dresdner Bank ein Darlehen in Höhe von EUR 3 067 751 aus dem ERP-Inovationsprogramm, für das die Kontron AG gesamtschuldnerisch haftet. Die Kontron Embedded Computers GmbH ist ein verbundenes Unternehmen.

Zum 31. Dezember 2002 haftet die Kontron AG zusammen mit der Kontron Embedded Computers GmbH, Eching, und der Kontron Modular Computers GmbH, Kaufbeuren, für einen aus dem Kreditrahmen abgetretenen Betrag in Höhe von TEUR 1 000.

### Sonstige finanzielle Verpflichtungen

**Laufende Geschäfte**

Am Bilanzstichtag bestanden Leasingverträge für Mobilien und ein Beratungsvertrag. Die damit ver-

**Erwerb von Beteiligungen**

Mit dem Kauf der Kontron Asia Inc., Taiwan (vormals ISPro Inc.), hat sich die Kontron AG als Rechtsnachfolgerin der Kontron embedded computers AG verpflichtet, in 2003 und in 2004 jeweils weitere ca. 24,75% an der Kontron Asia Inc. zu erwerben.

Die bisherigen anderen Aktionäre der Kontron Asia Inc. sollen Aktien der Kontron AG aus Kapitalerhöhung erhalten.

Die Verpflichtungen der Kontron AG belaufen sich im Geschäftsjahr 2003 auf rund TEUR 1 189 und für das Geschäftsjahr 2004 auf mindestens TEUR 1 189.

### Steuerliche Verhältnisse

Die steuerlichen Verhältnisse wurden aufgrund der Neugründung zum 1. Januar 2002 noch nicht geprüft.

## IV. Angaben zur Gewinn und Verlustrechnung

Die sonstigen Erträge enthalten im wesentlichen Gewinne aus dem Verkauf der Teknor Applicom Inc. an die Kontron Communication Inc. TEUR 2 529, Gewinne aus dem Verkauf eigener Aktien TEUR 776, Währungsgewinne TEUR 25, Buchgewinne durch den Verkauf von Wertpapieren des Umlaufvermögens TEUR 114 und periodenfremde Posten TEUR 217.

### Sonstige betrieblichen Aufwendungen

| | 2002 TEUR |
|---|---|
| **Betriebsaufwendungen** | |
| Leasinggebühren | 18 |
| Fortbildungskosten | 7 |
| Instandhaltung | 4 |
| Sonstiges | 4 |
| | 33 |
| **Vertriebsaufwendungen** | |
| Reisekosten | 145 |
| Werbeaufwendungen | 87 |
| | 232 |
| **Verwaltungsaufwendungen** | |
| Rechts- und Beratungskosten | 492 |
| Kosten des Geldverkehrs | 204 |
| Hauptversammlung | 180 |
| Aufsichtsrat | 49 |
| Porto, Telefon | 32 |
| Beiträge und Behördenkosten | 3 |
| Versicherungen | 2 |
| | 962 |
| **Sonstiges** | |
| Verlust aus dem Verkauf eigener Aktien | 692 |
| Verlust aus Wertpapieren des Umlaufvermögens | 395 |
| Verluste aus betrieblichen Risiken | 300 |
| Kursverluste | 269 |
| Sonstige Dienstleistungen | 162 |
| Verluste aus Abgang des Finanzanlagevermögens | 18 |
| | 1 836 |
| | 3 063 |
| Erträge aus Ausleihungen des Finanzanlagevermögens | 1 219 |
| (davon aus verbundenen Unternehmen) | (1 219) |
| Sonstige Zinsen und ähnliche Erträge | 627 |
| (davon aus verbundenen Unternehmen) | (0) |
| | 1 846 |
| Zinsen und ähnliche Aufwendungen | – 636 |
| (davon aus verbundenen Unternehmen) | (0) |
| | 1 210 |

Das außerordentliche Ergebnis betrifft ausschließlich Aufwendungen im Zusammenhang mit der im Berichtsjahr erfolgten Verschmelzung zur Neugründung in Höhe von TEUR 3 671.

Die Steuern vom Einkommen und vom Ertrag belasten das Ergebnis der gewöhnlichen Geschäftstätigkeit und das außerordentliche Ergebnis mit TEUR 66.

## V. Sonstige Angaben

### Mitarbeiterzahl (§ 267 Abs. 5 HGB)

| | 2002 |
|---|---|
| Angestellte | 5 |

### Gesellschaftsorgane – Vorstand und Aufsichtsrat

**Mitglieder des Vorstandes**

Hannes Niederhauser
Vorstandsvorsitzender Chief Executive Officer Europe
Mitglied des Board of Directors von Kontron Canada Inc., Montreal

Hans Mühlbauer
Stv. Vorstandsvorsitzender — ab 12. 8. 2002
Mitglied des Aufsichtsrats der alpha-x digital AG, München

Dr. Rudolf Wieczorek
Chief Technical Officer
Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron Asia Inc., Taiwan
Mitglied des Board of Directors von Kontron Shanghai, China
Mitglied des Board of Directors der Mikron AG, Hallbergmoos
Geschäftsführer der Vectron GmbH, Starnberg

Ulrich Gehrmann
Chief Operating Officer Europe
Mitglied des Board of Directors von Kontron Modular Computers Benelux S.A., Brüssel
Mitglied des Board of Directors von Kontron East Europe Sp.zp.o., Warschau
Mitglied des Board of Directors von Kontron Modular Computers Korea Co., Ltd., Seoul
Mitglied des Board of Directors von Kontron Embedded Computers AB, Stockholm

Thomas Sparrvik
Chief Operating Officer America
Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron America Inc., San Diego

Marc Brown
Chief Officer Product Strategy — ab 12. 8. 2002

Martina Haubold
Chief Financial Officer — bis 31. 3. 2002

Pierre McMaster
Chief Officer Sales & Marketing — bis 28. 2. 2002

Die Gesamtbezüge des Vorstandes beliefen sich auf TEUR 150, davon an ehemalige Vorstände TEUR 30.

### Aufsichtsrat:

Dipl.-Ing. Helmut Krings, Management-Consultant – Vorsitzender — ab 12. 8. 2002
Aufsichtsratsvorsitzender der

| 30 346 | 28 155 | 807 | 1 384 | 12 916 |
|---|---|---|---|---|

Von den Verbindlichkeiten gegenüber Kreditinstituten sind TEUR 2 045 durch Grundpfandrechte auf dem Geschäftsgebäude der Kontron embedded computers GmbH gesichert.

### Mitarbeiterwandelschuldverschreibung

Mit Beschluss der Hauptversammlung der Kontron embedded computers AG vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand der Kontron embedded computers AG ermächtigt, *bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates der Kontron embedded Computers* AG einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1 800 000,00 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandlungsrechte auf bis zu 1 800 000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron embedded computers AG und deren Konzerngesellschaften gewährt werden.

Aus dem Programm vom März 2000 waren zum 31. Dezember 2002 insgesamt 86 512 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 86 512,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2005, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75% sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 waren zum 31. Dezember 2002 insgesamt 180 565 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 169 605,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2007, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

### Mitarbeiteraktienoptionen

Mit der Verschmelzung zur Neugründung der Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen.

Zum 31. Dezember 2002 bestanden insgesamt 535 786 Aktienoptionen. Der Optionspreis beträgt EUR 16,41.

Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Das Bezugsrecht konnte ferner nur ausgeübt werden, wenn der durchschnittliche Börsenkurs der Aktien innerhalb der letzten zehn aufeinanderfolgenden Börsenhandelstage vor Ausübung des Optionsrechts um mindestens 10% über dem Bezugspreis liegt.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

### Optionsschuldverschreibungen

Mit Beschluss der Hauptversammlung der Kontron embedded computers AG vom 8. Juni 2001 wurde der Vorstand der Kontron embedded computers AG ermächtigt, bis zum 8. Juni 2006 einmalig oder mehrmals auf den Inhaber/Namen lautende Wandel- oder Optionsschuldverschreibungen im Gesamtnennbetrag von TEUR 150 000 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf neue Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt TEUR 3 000 nach *näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.*

*Mit Beschluss des Vorstands der Kontron embedded computers AG vom 14. August 2001 und der* einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded computers AG vom 11. September 2001 wurde die Ausgabe von 40 000 Optionsschuldverschreibungen zum Erwerb der Beteiligung an der Merz spol. S.r.o., Liberec, durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1 und sind unverzinslich. Sie sind spätestens eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2002 der Merz spol. S.r.o., jedoch nicht später als 1. April 2003, zum Nennbetrag zurückzuzahlen. Das Optionsrecht kann vom 2. April 2003 bis zum 2. Juni 2003 einschließlich, unter Berücksichtigung der Fristen für die Hauptversammlung und der Fristen für die Ausgabe von neuen Aktien oder Schuldverschreibungen mit Wandel- oder Optionsrecht, ausgeübt werden. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit Beschluss des Vorstands der Kontron embedded computers AG vom 14. September 2001 und der einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded computers AG vom 17. September 2001 wurde die Ausgabe von 150 000 Optionsschuldverschreibungen an die PEP Modular Computers S.A. zum Erwerb der Beteiligung an der MAT – Micro Automation Technology S.A. durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1 und sind unverzinslich. Sie sind in Höhe von 30 000 Stück im abgelaufenen Geschäftsjahr erloschen. In Höhe von 50 000 Stück sind sie bis zum 1. April 2003 und für 70 000 Stück bis zum 1. April 2004 zurückzuzahlen. Das Optionsrecht soll für 50 000 Stück nicht später als eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2002 der fusionierten Gesellschaften von MAT – Micro Automation Technology S.A. und PEP Modular Computers Benelux S.A. (Kontron Modular Computers Benelux S.A.), jedenfalls aber nicht später als 1. April 2003, ausgeübt werden. Das Optionsrecht soll für 70 000 Stück nicht später als eine Woche nach Übergabe des geprüften Jahresabschlusses für das Geschäftsjahr 2003 der fusionierten Gesellschaften von MAT – Micro Automation Technology S.A. und PEP Modular Computers Benelux S.A. (Kontron Modular Computers Benelux S.A.), jedenfalls aber nicht später als 1. April 2004, ausgeübt werden. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

### Optionsrechte

Mit Beschluss des Vorstands der Kontron embedded Computers AG vom 16. Januar 2002 und der einstimmigen Zustimmung des Aufsichtsrates der Kontron embedded Computers AG vom 16. Januar 2002 wurde die Ausgabe von 405 000 Optionen zum Erwerb der Beteiligung an der XTRO Informationssysteme GmbH durchgeführt. Die Optionen sollten in Höhe von 360 000 Stück bis zum 31. März 2003 und in Höhe von 45 000 Stück bis zum 31. März 2004 ausgeübt werden. Zum 27. Dezember 2002 wurden die Optionsrechte von 360 000 Stück durch einen Fixbetrag abgelöst. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsrechte gemäß dem Umtauschverhältnis 1:1,1.

Mit der Verschmelzung zur Neugründung der Kontron embedded Computers AG und der JUMPtec Industrielle Computertechnik AG sind Optionsrechte auf die Kontron AG übergegangen. Die JUMPtec AG hatte 500 000 Optionsrechte zum Erwerb der ausstehenden 49% der Anteile an der INSIDE Technology A/S, Horsholm/Dänemark, ausgegeben. Durch das veränderte Umtauschverhältnis von 7:5 ergeben sich Optionsrechte von rund 357 143 zum Erwerb von 357 143 Stückaktien an der Kontron AG. Die Optionsrechte sind bis zum 1. September 2003 ausübbar.

### Haftungsverhältnisse

Es bestehen selbstschuldnerische Bürgschaften in Höhe von CAD 977 000,00 gegenüber der Financement 'd Equipement Bank für die Kontron Canada Inc. in Kanada.

Bei der Kontron Embedded Computers GmbH besteht gegenüber der Dresdner Bank ein Darlehen in Höhe von EUR 3 067 751 aus dem ERP-Inovationsprogramm, für das die Kontron AG gesamtschuldnerisch haftet. Die Kontron Embedded Computers GmbH ist ein verbundenes Unternehmen.

Zum 31. Dezember 2002 haftet die Kontron AG zusammen mit der Kontron Embedded Computers GmbH, Eching, und der Kontron Modular Computers GmbH, Kaufbeuren, für einen aus dem Kreditrahmen abgetreten Betrag in Höhe von TEUR 1 000.

### Sonstige finanzielle Verpflichtungen

**Laufende Geschäfte**

Am Bilanzstichtag bestanden Leasingverträge für Mobilien und ein Beratungsvertrag. Die damit verbundenen Aufwendungen sind in den folgenden Jahren fällig:

| | TEUR |
|---|---|
| 2003 | 88 |
| 2004–2007 | 12 |
| später | 0 |

Die Verpflichtungen der Kontron AG belaufen sich im Geschäftsjahr 2003 auf rund TEUR 1 189 und für das Geschäftsjahr 2004 auf mindestens TEUR 1 189.

### Steuerliche Verhältnisse

Die steuerlichen Verhältnisse wurden aufgrund der Neugründung zum 1. Januar 2002 noch nicht geprüft.

## IV. Angaben zur Gewinn und Verlustrechnung

Die **sonstigen Erträge** enthalten im wesentlichen Gewinne aus dem Verkauf der Teknor Applicom Inc. an die Kontron Communication Inc. TEUR 2 529, Gewinne aus dem Verkauf eigener Aktien TEUR 776, Währungsgewinne TEUR 25, Buchgewinne durch den Verkauf von Wertpapieren des Umlaufvermögens TEUR 114 und periodenfremde Posten TEUR 217.

### Sonstige betrieblichen Aufwendungen

| | 2002 TEUR |
|---|---|
| **Betriebsaufwendungen** | |
| Leasinggebühren | 18 |
| Fortbildungskosten | 7 |
| Instandhaltung | 4 |
| Sonstiges | 4 |
| | 33 |
| **Vertriebsaufwendungen** | |
| Reisekosten | 145 |
| Werbeaufwendungen | 87 |
| | 232 |
| **Verwaltungsaufwendungen** | |
| Rechts- und Beratungskosten | 492 |
| Kosten des Geldverkehrs | 204 |
| Hauptversammlung | 180 |
| Aufsichtsrat | 49 |
| Porto, Telefon | 32 |
| Beiträge und Behördenkosten | 3 |
| Versicherungen | 2 |
| | 962 |
| **Sonstiges** | |
| Verlust aus dem Verkauf eigener Aktien | 692 |
| Verlust aus Wertpapieren des Umlaufvermögens | 395 |
| Verluste aus betrieblichen Risiken | 300 |
| Kursverluste | 269 |
| Sonstige Dienstleistungen | 162 |
| Verluste aus Abgang des Finanzanlagevermögens | 18 |
| | 1 836 |
| | 3 063 |
| Erträge aus Ausleihungen des Finanzanlagevermögens | 1 219 |
| (davon aus verbundenen Unternehmen) | (1 219) |
| Sonstige Zinsen und ähnliche Erträge | 627 |
| (davon aus verbundenen Unternehmen) | (0) |
| | 1 846 |
| Zinsen und ähnliche Aufwendungen | – 636 |
| (davon aus verbundenen Unternehmen) | (0) |
| | 1 210 |

Das **außerordentliche Ergebnis** betrifft ausschließlich Aufwendungen im Zusammenhang mit der im Berichtsjahr erfolgten Verschmelzung zur Neugründung in Höhe von TEUR 3 671.

Die Steuern vom Einkommen und vom Ertrag belasten das Ergebnis der gewöhnlichen Geschäftstätigkeit und das außerordentliche Ergebnis mit TEUR 66.

## V. Sonstige Angaben

### Mitarbeiterzahl (§ 267 Abs. 5 HGB)

| | 2002 |
|---|---|
| Angestellte | 5 |

### Gesellschaftsorgane – Vorstand und Aufsichtsrat

**Mitglieder des Vorstandes**

Hannes Niederhauser
Vorstandsvorsitzender Chief Executive Officer Europe
Mitglied des Board of Directors von Kontron Canada Inc., Montreal

Hans Mühlbauer
Stv. Vorstandsvorsitzender — ab 12. 8. 2002
Mitglied des Aufsichtsrats der alpha-x digital AG, München

Dr. Rudolf Wieczorek
Chief Technical Officer
Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron Asia Inc., Taiwan
Mitglied des Board of Directors von Kontron Shanghai, China
Mitglied des Board of Directors der Mikron AG, Hallbergmoos
Geschäftsführer der Vectron GmbH, Starnberg

Ulrich Gehrmann
Chief Operating Officer Europe
Mitglied des Board of Directors von Kontron Modular Computers Benelux S.A., Brüssel
Mitglied des Board of Directors von Kontron East Europe Sp.zp.o., Warschau
Mitglied des Board of Directors von Kontron Modular Computers Korea Co., Ltd., Seoul
Mitglied des Board of Directors von Kontron Embedded Computers AB, Stockholm

Thomas Sparrvik
Chief Operating Officer America
Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron America Inc., San Diego

Marc Brown
Chief Officer Product Strategy — ab 12. 8. 2002

Martina Haubold
Chief Financial Officer — bis 31. 3. 2002

Pierre McMaster
Chief Officer Sales & Marketing — bis 28. 2. 2002

Die Gesamtbezüge des Vorstandes beliefen sich auf TEUR 150, davon an ehemalige Vorstände TEUR 30.

**Aufsichtsrat:**

Dipl.-Ing. Helmut Krings, Management-Consultant – Vorsitzender — ab 12. 8. 2002
Aufsichtsratsvorsitzender der
Setrix AG, München — bis 21. 8. 2002
Mitglied des Aufsichtsrates der
abbaXX AG, Stuttgart
Sun Microsystems GmbH, Kirchheim-Heimstetten
Planet AG, Raben-Steinfeld — bis 16. 10. 2002
DataDesign AG, München — bis 31. 10. 2002
DNS AG, Fürstenfeldbruck — ab 1. 4. 2002

| | |
|---|---|
| Dr. Jens Neiser, Unternehmensberater – stv. Vorsitzender<br>Stv. Aufsichtsratsvorsitzender der<br>Swyx AG, Dortmund<br>Getmobile AG, München<br>Otop AG, Mainz | ab 12. 8. 2002 |
| Pierre McMaster<br>Mitglied des Board of Directors der<br>Kontron Mobile Computing Inc., Minneapolis<br>Kontron America Inc., San Diego | ab 12. 8. 2002 |
| Constantin von Dziembowski, Kaufmann – stv. Vorsitzender | bis 17. 2. 2002 |
| Eva Zeising, Fremdsprachenkorrespondentin | bis 12. 8. 2002 |
| Dr. Kurt Neumeister, Rechtsanwalt | bis 12. 8. 2002 |
| Dr. Georg Färber, Lehrstuhl für Realzeit-Computersysteme an der Technischen Universität München | bis 12. 8. 2002 |
| Martin Swoboda, Unternehmensberater | bis 12. 8. 2002 |

Die Vergütungen des Aufsichtsrates betrugen TEUR 49, davon TEUR 23 an ehemalige Mitglieder.

### Aufstellung des Anteilsbesitzes

| | Kapital-anteil in % | Währung | Eigen-kapital | Jahres-ergebnis |
|---|---|---|---|---|
| **Kontron Embedded Moduls GmbH, Deggendorf** | 100 | TEUR | 28 269 | – 5 936 |
| Mittelbar über die Kontron Embedded Moduls GmbH | | | | |
| Kontron CSS GmbH, Kaufbeuren | 100 | TEUR | 3 544 | 460 |
| Kontron Technology A/S, Hörsholm/Dänemark | 100 | TEUR | 822 | – 123 |
| Jumptec-France S.A.S, Boulogne-Billancourt/Frankreich | 100 | TEUR | – 636 | – 415 |
| Kontron embedded Modules Asia Ltd., Taipei/Taiwan | 80 | TEUR | 280 | 32 |
| Jumptec Italia S.r.l., Venegono/Italien | 100 | TEUR | 41 | 44 |
| Kontron Hamburg GmbH, Hamburg | 100 | TEUR | – 974 | – 63 |
| **Kontron Modular Computers GmbH** (vorm. PEP Modular) Computers GmbH), Kaufbeuren | 100 | TEUR | 1 512 | – 2 557 |
| Mittelbar über die Kontron Modular Computers GmbH | | | | |
| Kontron Modular Computers Benelux S.A., Wemmel/Belgien | 100 | TEUR | – 1 571 | – 1 768 |
| Kontron EAST Europe Sp. Z.o.o., Warschau/Polen | 97,5 | TEUR | 311 | – 25 |
| Kontron Modular Computers Korea Co. Ltd., Seoul/Korea | | | | |
| Kontron Solutions GmbH i. L., Rastatt | 100 | TEUR | 496 | – 15 |
| Kontron Applications GmbH, Ulm | 100 | TEUR | 1 841 | 0 |
| PEP Modular Computers AG, Cham | 98,8 | TEUR | 2 221 | 1 668 |
| Mittelbar über die PEP Modular Computers AG | | | | |
| MERZ spol. S.r.o. Czec Republic | 70 | TEUR | 494 | 401 |
| **Kontron Embedded Computers GmbH** (vorm. Kontron Elektronik GmbH), Eching | 100 | TEUR | 32 624 | – 402 |
| Mittelbar über die Kontron Embedded Computers GmbH | | | | |
| Kontron Embedded Computers S.A.R.L. i. L., Létang la ville/F*) | 100 | TEUR | 254 | – 445 |
| Stopelec AG i. L., Zürich/CH**) | 100 | TCHF | 12 | 0 |
| Kontron Elektronik S.A., Madrid/E | 100 | TEUR | 836 | 8 |
| Kontron Elektronik Asia Pacific Pte. Ltd. i. L., Singapore | 100 | TSGD | 0 | 0 |
| Kontron Embedded Computers AB i. L., Täby/Schweden | 100 | TSEK | 913 | 228 |
| Kontron ECT design s.r.o., Pilsen/Tschechien | 100 | TKC | – 91 | – 163 |
| Kontron UK Ltd., Chichester/GB | 100 | TGPB | 1 124 | 334 |
| **Kontron Canada Inc.**, Boisbriand, Quebec/Kanada | 100 | TCAD | 59 515 | – 10 595 |
| Memotec Inc., Quebec ***) | 19,50 | TCAD | — | — |
| **Kontron Amerika Inc.**, Delaware/USA | 100 | TUSD | 21 961 | – 808 |
| **ADASTRA Systems Corp.**, Hayward/USA | 100 | TUSD | 5 610 | 833 |
| **Kontron Mobile Computing Inc.**, Eden Prairie/USA | 64,64 | TUSD | – 3 869 | 149 |
| Taiwan Mycomp Co. Ltd., Taipei/Taiwan | 55 | TNTD | 252 500 | – 217 500 |
| Mittelbar über die Taiwan Mycomp Co. Ltd. | | | | |
| Global e-Commerce Ltd., Hong Kong/China | 100 | THKD | 9 920 | – 38 080 |
| **Kontron Asia Inc.**, Taipei, Taiwan | 50,51 | TNTD | 48 175 | 5 401 |
| **Kontron Asia Co. Ltd.**, Mauritius | 49,51 | TUSD | 1 250 | 0 |
| Mittelbar über die Kontron Asia Co. Ltd. | | | | |
| Kontron Shanghai Co. Ltd., Shanghai | 100 | TCNY | 2 621 | – 5 001 |
| **RT Soft ZAO**, Moskau | 52,51 | TEUR | 932 | 774 |
| **Ferdingo S.A.**; Tortola/British Virginia Island | 100 | TUSD | 50 | 0 |
| Mittelbar über die Ferdingo S.A. | | | | |
| Affair 000, Moskau | 99 | TEUR | 0 | 0 |
| RT Soft Projekt 000 | 99 | TEUR | 0 | 0 |

*) Stand 31. Oktober 2002
**) Stand 25. September 2001
***) Bisher kein Jahresabschluss zum 31. Dezember 2002 erstellt.

### Gesellschaftermitteilungen nach § 21 WpHG

Der Gesellschaft wurden nachfolgende Mitteilungen von Gesellschaftern übermittelt:

Herr Hannes Niederhauser, Deutschland, hat uns gemäß § 21 Abs. 1 Abs. 1 a WpHG mitgeteilt, daß er im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihm standen zu diesem Zeitpunkt 8,47% der Stimmrechte zu.

3i Group plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1 a, 22 WpHG mitgeteilt, daß sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 5,62% der Stimmrechte der Kontron AG zu. Hiervon sind ihr 2,91% der Stimmrechte gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

3i Investments plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1 a, 22 WpHG mitgeteilt, daß sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 6,40% der Stimmrechte der Kontron AG zu, die ihr allesamt nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen sind.

### Erklärung zum Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 5. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.

## Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Kontron AG, Eching, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung gemäß § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Kontron AG, Eching. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

**München, den 28. März 2003**

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Steppan
Wirtschaftsprüfer

Götz
Wirtschaftsprüfer

## Entsprechenserklärung zum Deutschen Corporate Governance Kodex

### der Kontron AG

Gemäß § 161 AktG erklären Vorstand und Aufsichtsrat der Kontron AG, daß die Gesellschaft den Empfehlungen des „Deutschen Corporate Governance Kodex" mit den folgenden Ausnahmen entsprochen wird:

1. **Die Gesellschaft teilt derzeit allen in- und ausländischen Finanzdienstleistern, Aktionären und Aktionärsvereinigungen, die dies vor nicht länger als einem Jahr verlangt haben, die Einberufung der Hauptversammlung samt den Einberufungsunterlagen weder durch Versendung noch auf elektronischem Wege mit.**
(Kodex Ziffer 2.3.2).

   Die Kontron AG wird diese Empfehlung befolgen, sobald der vorhandene Datenbestand über Anfragen von in- und ausländischen Finanzdienstleistern, Aktionären und Aktionärsvereinigungen alle Anfragen des jeweils letzten Jahres vollständig wiedergibt. Derzeit ist eine vollständige Compliance nicht hinreichend sichergestellt. Sobald eine lückenlose Dokumentation aufgebaut ist, wird die Kontron AG der Empfehlung in Ziffer 2.3.2 entsprechen.

2. **Die Gesellschaft hat derzeit für die Mitglieder des Aufsichtsrats keinen Selbstbehalt bezüglich der D & O-Versicherung vereinbart.**
(Kodex Ziffer 3.8).

   Während die Gesellschaft mit den Mitgliedern des Vorstands auf individualvertraglicher Grundlage einen angemessenen Selbstbehalt vereinbart hat, sollen entsprechende Vereinbarungen erst im Anschluß an die kommende Neuwahl der Mitglieder des Aufsichtsrats durch die Hauptversammlung im Geschäftsjahr 2003 vereinbart werden. Für den bis dahin verbleibenden relativ kurzen Zeitraum erachten Vorstand und Aufsichtsrat eine Berücksichtigung von Ziffer 3.8 insbesondere wegen der bestehenden Unsicherheiten zur Angemessenheit des Selbstbehalts bei Aufsichtsratsmitgliedern für entbehrlich.

3. **Die Vergütung der Vorstandsmitglieder umfaßt bei den Mitgliedern des Vorstands zwar fixe und kurzfristige variable Gehaltsbestandteile, nicht aber variable Gehaltsbestandteile mit langfristiger Anreizwirkung.**
(Kodex Ziffer 4.2.3, Satz 1).

   Vorstand und Aufsichtsrat sind der Auffassung, daß diejenigen Mitglieder des Vorstands der Kontron AG keine variablen Vergütungskomponenten mit langfristiger Anreizwirkung benötigen, die bereits in beachtlicher Höhe an der Kontron AG als Aktionäre beteiligt sind. Auf diese Weise ist bei diesen Mitgliedern des Vorstands eine Orientierung am langfristigen Geschäftserfolg der Kontron AG gewährleistet. Die Anreizwirkung ist zudem an den Gesamterfolg der Kontron-Gruppe und nicht lediglich an einzelne vergütungsrelevante Erfolgsparameter gebunden. Als Mitaktionäre ist der Interessengleichlauf zwischen der Geschäftsführung und den übrigen Anteilseignern, den Vergütungsbestandteile mit langfristiger Anreizwirkung bewirken sollen, bereits gewährleistet. Einer zusätzlichen Anreizwirkung bedarf es nicht mehr.

4. **Der Aufsichtsrat der Kontron AG bildet derzeit keine Ausschüsse.**
(Kodex Ziffer 5.3.1)

   Der Aufsichtsrat der Kontron AG besteht lediglich aus drei Mitgliedern. Damit ist bei der Kontron AG auch ohne die Bildung von Ausschüssen eine zeitgerechte, engagierte und kompetente Einbindung der Aufsichtsratsmitglieder in die Angelegenheiten der Gesellschaft und eine intensive und auf informierter Tatsachengrundlage stattfindende Überwachung des Vorstands gewährleistet. Eine Bildung von Ausschüssen kann für die Kontron AG zudem nicht als Best Practice angesehen werden, weil auch die Ausschüsse mit mindestens drei Mitgliedern besetzt sein müßten. Aus diesem Grund bleiben auch die Empfehlungen der Ziffer 5.2, Satz 2, der Ziffer 5.3.2 sowie teilweise der Ziffer 5.4.5 ohne Bedeutung für die Kontron AG.

5. **Die Vergütung des Aufsichtsrats sieht derzeit keine erfolgsorientierte Vergütung vor.**
(Kodex Ziffer 5.4.5, Absatz 2).

   Vorstand und Aufsichtsrat sind der Ansicht, daß unsere Gesellschaft kein erfolgsorientiertes Anreizsystem für die Mitglieder des Aufsichtsrats schaffen sollte. Das bestehende Vergütungssystem ist besser geeignet, die Unabhängigkeit des Aufsichtsrats bei der effektiven Wahrnehmung seiner Überwachungsaufgabe zu gewährleisten. Es verhindert eine einseitige Fokussierung der Unternehmensführung auf einzelne vergütungsrelevante Parameter, so daß der langfristige Erfolg des Unternehmens nach unserer Auffassung mit dem bestehenden System besser gewährleistet ist.

6. **Wesentliche und nicht nur vorübergehende Interessenkonflikte in der Person eines Aufsichtsratsmitglieds führen dann nicht zur Beendigung des Mandats, wenn der Aufsichtsrat einstimmig für die Fortsetzung des Mandats gestimmt hat.**
(Kodex Ziffer 5.5.3 Satz 2)

   Aus Sicht von Vorstand und Aufsichtsrat der Kontron AG besteht ein hinreichender Schutz der Gesellschaft und der Anteilseigner selbst bei dauerhaften und wesentlichen Interessenkonflikten einzelner Aufsichtsratsmitglieder bereits dann, wenn der Aufsichtsrat hiervon Kenntnis hat, die Aktionäre über entsprechende Interessenkonflikte in der Hauptversammlung aufgeklärt werden und die Fortführung des Mandatsverhältnisses nicht in der Hand des betreffenden Aufsichtsratsmitglieds liegt. Im Gegensatz zu der vom Kodex vorgeschlagenen zwingenden Beendigung des Mandatsverhältnisses gestattet die in der Geschäftsordnung des Aufsichtsrats der Kontron AG vorgesehene Entscheidungs- und Abwendungskompetenz des Gesamtaufsichtsrats eine flexible, die Folgen eines Rücktritts angemessen berücksichtigende Abwägung der widerstreitenden Interessen.

7. **Die Zwischenberichte der Kontron AG werden derzeit nicht binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich gemacht.**
(Kodex Ziffer 7.1.2 Satz 2 a. E.)

   Die Kontron AG veröffentlicht die Zwischenberichte derzeit in Übereinstimmung mit den börsenrechtlichen Vorschriften innerhalb von 60 Tagen. Vorstand und Aufsichtsrat halten eine Verkür- [illegible]

Kontron Mobile Computing Inc., Minneapolis
Kontron America Inc., San Diego

| | |
|---|---|
| Constantin von Dziembowski, Kaufmann – stv. Vorsitzender | bis 17. 2. 2002 |
| Eva Zeising, Fremdsprachenkorrespondentin | bis 12. 8. 2002 |
| Dr. Kurt Neumeister, Rechtsanwalt | bis 12. 8. 2002 |
| Dr. Georg Färber, Lehrstuhl für Realzeit-Computersysteme an der Technischen Universität München | bis 12. 8. 2002 |
| Martin Swoboda, Unternehmensberater | bis 12. 8. 2002 |

Die Vergütungen des Aufsichtsrates betrugen TEUR 49, davon TEUR 23 an ehemalige Mitglieder.

### Aufstellung des Anteilsbesitzes

| | Kapital-anteil in % | Währung | Eigen-kapital | Jahres-ergebnis |
|---|---|---|---|---|
| **Kontron Embedded Moduls GmbH**, Deggendorf | 100 | TEUR | 28 269 | – 5 936 |
| Mittelbar über die Kontron Embedded Moduls GmbH | | | | |
| Kontron CSS GmbH, Kaufbeuren | 100 | TEUR | 3 544 | 460 |
| Kontron Technology A/S, Hörsholm/Dänemark | 100 | TEUR | 822 | – 123 |
| Jumptec-France S.A.S, Boulogne-Billancourt/Frankreich | 100 | TEUR | – 636 | – 415 |
| Kontron embedded Modules Asia Ltd., Taipei/Taiwan | 80 | TEUR | 280 | 32 |
| Jumptec Italia S.r.l., Venegono/Italien | 100 | TEUR | 41 | 44 |
| Kontron Hamburg GmbH, Hamburg | 100 | TEUR | – 974 | – 63 |
| **Kontron Modular Computers GmbH** (vorm. PEP Modular) Computers GmbH), Kaufbeuren | 100 | TEUR | 1 512 | – 2 557 |
| Mittelbar über die Kontron Modular Computers GmbH | | | | |
| Kontron Modular Computers Benelux S.A., Wemmel/Belgien | 100 | TEUR | – 1 571 | – 1 768 |
| Kontron EAST Europe Sp. Z.o.o., Warschau/Polen | 97,5 | TEUR | 311 | – 25 |
| Kontron Modular Computers Korea Co. Ltd., Seoul/Korea | | | | |
| Kontron Solutions GmbH i. L., Rastatt | 100 | TEUR | 496 | – 15 |
| Kontron Applications GmbH, Ulm | 100 | TEUR | 1 841 | 0 |
| PEP Modular Computers AG, Cham | 98,8 | TEUR | 2 221 | 1 668 |
| Mittelbar über die PEP Modular Computers AG | | | | |
| MERZ spol. S.r.o. Czec Republic | 70 | TEUR | 494 | 401 |
| **Kontron Embedded Computers GmbH** (vorm. Kontron Elektronik GmbH), Eching | 100 | TEUR | 32 624 | – 402 |
| Mittelbar über die Kontron Embedded Computers GmbH | | | | |
| Kontron Embedded Computers S.A.R.L. i. L., Létang la ville/F*) | 100 | TEUR | 254 | – 445 |
| Stopelec AG i. L., Zürich/CH**) | 100 | TCHF | 12 | 0 |
| Kontron Elektronik S.A., Madrid/E | 100 | TEUR | 836 | 8 |
| Kontron Elektronik Asia Pacific Pte. Ltd. i. L., Singapore | 100 | TSGD | 0 | 0 |
| Kontron Embedded Computers AB i. L., Täby/Schweden | 100 | TSEK | 913 | 228 |
| Kontron ECT design s.r.o., Pilsen/Tschechien | 100 | TKC | – 91 | – 163 |
| Kontron UK Ltd., Chichester/GB | 100 | TGPB | 1 124 | 334 |
| **Kontron Canada Inc.**, Boisbriand, Quebec/Kanada | 100 | TCAD | 59 515 | – 10 595 |
| **Memotec Inc.**, Quebec ***) | 19,50 | TCAD | — | — |
| **Kontron Amerika Inc.**, Delaware/USA | 100 | TUSD | 21 961 | – 808 |
| **ADASTRA Systems Corp.**, Hayward/USA | 100 | TUSD | 5 610 | 833 |
| **Kontron Mobile Computing Inc.**, Eden Prairie/USA | 64,64 | TUSD | – 3 869 | 149 |
| Taiwan Mycomp Co. Ltd., Taipei/Taiwan | 55 | TNTD | 252 500 | – 217 500 |
| **Mittelbar über die Taiwan Mycomp Co. Ltd.** | | | | |
| Global e-Commerce Ltd., Hong Kong/China | 100 | THKD | 9 920 | – 38 080 |
| **Kontron Asia Inc.**, Taipei, Taiwan | 50,51 | TNTD | 48 175 | 5 401 |
| **Kontron Asia Co. Ltd.**, Mauritius | 49,51 | TUSD | 1 250 | 0 |
| Mittelbar über die Kontron Asia Co. Ltd. | | | | |
| Kontron Shanghai Co. Ltd., Shanghai | 100 | TCNY | 2 621 | – 5 001 |
| RT Soft ZAO, Moskau | 52,51 | TEUR | 932 | 774 |
| Ferdingo S.A., Tortola/British Virginia Island | 100 | TUSD | 50 | 0 |
| Mittelbar über die Ferdingo S.A. | | | | |
| Affair 000, Moskau | 99 | TEUR | 0 | 0 |
| RT Soft Projekt 000 | 99 | TEUR | 0 | 0 |

*) Stand 31. Oktober 2002
**) Stand 25. September 2001
***) Bisher kein Jahresabschluss zum 31. Dezember 2002 erstellt.

### Gesellschaftermitteilungen nach § 21 WpHG

Der Gesellschaft wurden nachfolgende Mitteilungen von Gesellschaftern übermittelt:

Herr Hannes Niederhauser, Deutschland, hat uns gemäß § 21 Abs. 1 Abs. 1 a WpHG mitgeteilt, daß er im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihm standen zu diesem Zeitpunkt 8,47% der Stimmrechte zu.

3i Group plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1 a, 22 WpHG mitgeteilt, daß sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 5,82% der Stimmrechte der Kontron AG zu. Hiervon sind ihr 2,91% der Stimmrechte gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

3i Investments plc, 91 Waterloo Road, London, SL1 8XP, England, hat uns gemäß §§ 21 Abs. 1, Abs. 1 a, 22 WpHG mitgeteilt, daß sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d. h. am 12. August 2002, die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat. Ihr standen zu diesem Zeitpunkt 6,40% der Stimmrechte der Kontron AG zu, die ihr allesamt nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen sind.

### Erklärung zum Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 5. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.

Eching, im März 2003

**Kontron AG**

**Der Vorstand**

| | | |
|---|---|---|
| Hannes Niederhauser | Hans Mühlbauer | Dr. Rudolf Wieczorek |
| Ulrich Gehrmann | Thomas Sparrvik | Marc Brown |

Wir haben unsere Jahresabschlussprüfung gemäß § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Kontron AG, Eching. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

**München, den 28. März 2003**

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Steppan | Götz |
| Wirtschaftsprüfer | Wirtschaftsprüfer |

## Entsprechenserklärung zum Deutschen Corporate Governance Kodex

### der Kontron AG

Gemäß § 161 AktG erklären Vorstand und Aufsichtsrat der Kontron AG, daß die Gesellschaft den Empfehlungen des „Deutschen Corporate Governance Kodex" mit den folgenden Ausnahmen entsprechen wird:

1. **Die Gesellschaft teilt derzeit allen In- und ausländischen Finanzdienstleistern, Aktionären und Aktionärsvereinigungen, die dies vor nicht länger als einem Jahr verlangt haben, die Einberufung der Hauptversammlung samt den Einberufungsunterlagen weder durch Versendung noch auf elektronischem Wege mit.**
   (Kodex Ziffer 2.3.2).

   Die Kontron AG wird diese Empfehlung befolgen, sobald der vorhandene Datenbestand über Anfragen von in- und ausländischen Finanzdienstleistern, Aktionären und Aktionärsvereinigungen alle Anfragen des jeweils letzten Jahres vollständig wiedergibt. Derzeit ist eine vollständige Compliance nicht hinreichend sichergestellt. Sobald eine lückenlose Dokumentation aufgebaut ist, wird die Kontron AG der Empfehlung in Ziffer 2.3.2 entsprechen.

2. **Die Gesellschaft hat derzeit für die Mitglieder des Aufsichtsrats keinen Selbstbehalt bezüglich der D & O-Versicherung vereinbart.**
   (Kodex Ziffer 3.8).

   Während die Gesellschaft mit den Mitgliedern des Vorstands auf individualvertraglicher Grundlage einen angemessenen Selbstbehalt vereinbart hat, sollen entsprechende Vereinbarungen erst im Anschluß an die kommende Neuwahl der Mitglieder des Aufsichtsrats durch die Hauptversammlung im Geschäftsjahr 2003 vereinbart werden. Für den bis dahin verbleibenden relativ kurzen Zeitraum erachten Vorstand und Aufsichtsrat eine Berücksichtigung von Ziffer 3.8 insbesondere wegen der bestehenden Unsicherheiten zur Angemessenheit des Selbstbehalts bei Aufsichtsratsmitgliedern für entbehrlich.

3. **Die Vergütung der Vorstandsmitglieder umfaßt bei den Mitgliedern des Vorstands zwar fixe und kurzfristige variable Gehaltsbestandteile, nicht aber variable Gehaltsbestandteile mit langfristiger Anreizwirkung.**
   (Kodex Ziffer 4.2.3, Satz 1).

   Vorstand und Aufsichtsrat sind der Auffassung, daß diejenigen Mitglieder des Vorstands der Kontron AG keine variablen Vergütungskomponenten mit langfristiger Anreizwirkung benötigen, die bereits in beachtlicher Höhe an der Kontron AG als Aktionäre beteiligt sind. Auf diese Weise ist bei diesen Mitgliedern des Vorstands eine Orientierung am langfristigen Geschäftserfolg der Kontron AG gewährleistet. Die Anreizwirkung ist zudem an den Gesamterfolg der Kontron-Gruppe und nicht lediglich an einzelne vergütungsrelevante Erfolgsparameter gebunden. Als Mitaktionäre ist der Interessengleichlauf zwischen der Geschäftsführung und den übrigen Anteilseignern, den Vergütungsbestandteile mit langfristiger Anreizwirkung bewirken sollen, bereits gewährleistet. Einer zusätzlichen Anreizwirkung bedarf es nicht mehr.

4. **Der Aufsichtsrat der Kontron AG bildet derzeit keine Ausschüsse.**
   (Kodex Ziffer 5.3.1)

   Der Aufsichtsrat der Kontron AG besteht lediglich aus drei Mitgliedern. Damit ist bei der Kontron AG auch ohne die Bildung von Ausschüssen eine zeitgerechte, engagierte und kompetente Einbindung der Aufsichtsratsmitglieder in die Angelegenheiten der Gesellschaft und eine intensive und auf informierter Tatsachengrundlage stattfindende Überwachung des Vorstands gewährleistet. Eine Bildung von Ausschüssen kann für die Kontron AG zudem nicht als Best Practice angesehen werden, weil auch die Ausschüsse mit mindestens drei Mitgliedern besetzt sein müßten. Aus diesem Grund bleiben auch die Empfehlungen der Ziffer 5.2, Satz 2, der Ziffer 5.3.2 sowie teilweise der Ziffer 5.4.5 ohne Bedeutung für die Kontron AG.

5. **Die Vergütung des Aufsichtsrats sieht derzeit keine erfolgsorientierte Vergütung vor.**
   (Kodex Ziffer 5.4.5, Absatz 2).

   Vorstand und Aufsichtsrat sind der Ansicht, daß unsere Gesellschaft kein erfolgsorientiertes Anreizsystem für die Mitglieder des Aufsichtsrats schaffen sollte. Das bestehende Vergütungssystem ist besser geeignet, die Unabhängigkeit des Aufsichtsrats bei der effektiven Wahrnehmung seiner Überwachungsaufgabe zu gewährleisten. Es verhindert eine einseitige Fokussierung der Unternehmensführung auf einzelne vergütungsrelevante Parameter, so daß der langfristige Erfolg des Unternehmens nach unserer Auffassung mit dem bestehenden System besser gewährleistet ist.

6. **Wesentliche und nicht nur vorübergehende Interessenkonflikte in der Person eines Aufsichtsratsmitglieds führen dann nicht zur Beendigung des Mandats, wenn der Aufsichtsrat einstimmig für die Fortsetzung des Mandats gestimmt hat.**
   (Kodex Ziffer 5.5.3 Satz 2)

   Aus Sicht von Vorstand und Aufsichtsrat der Kontron AG besteht ein hinreichender Schutz der Gesellschaft und der Anteilseigner selbst bei dauerhaften und wesentlichen Interessenkonflikten einzelner Aufsichtsratsmitglieder bereits dann, wenn der Aufsichtsrat hiervon Kenntnis hat, die Aktionäre über entsprechende Interessenkonflikte in der Hauptversammlung aufgeklärt werden und die Fortführung des Mandatsverhältnisses nicht in der Hand des betreffenden Aufsichtsratsmitglieds liegt. Im Gegensatz zu der vom Kodex vorgeschlagenen zwingenden Beendigung des Mandatsverhältnisses gestattet die in der Geschäftsordnung des Aufsichtsrats der Kontron AG vorgesehene Entscheidungs- und Abwendungskompetenz des Gesamtaufsichtsrats eine flexible, die Folgen eines Rücktritts angemessen berücksichtigende Abwägung der widerstreitenden Interessen.

7. **Die Zwischenberichte der Kontron AG werden derzeit nicht binnen 45 Tagen nach Ende des Berichtszeitraums öffentlich zugänglich gemacht.**
   (Kodex Ziffer 7.1.2 Satz 2 a. E.)

   Die Kontron AG veröffentlicht die Zwischenberichte derzeit in Übereinstimmung mit den börsenrechtlichen Vorschriften innerhalb von 60 Tagen. Vorstand und Aufsichtsrat halten eine Verkürzung dieses Zeitraums auf die vom Kodex empfohlene Frist von 45 Tagen allerdings für sinnvoll und werden versuchen, die internen Abläufe zu beschleunigen, um der Kodex-Empfehlung so bald als möglich zu entsprechen.

Eching, im Februar 2003

**Kontron AG**

**Vorstand und Aufsichtsrat**

## Bericht des Aufsichtsrates

Im Geschäftsjahr 2002 haben sich Aufsichtsrat und Vorstand gemeinsam in sechs Sitzungen mit der Lage des Unternehmens, der Integration und strategischen Entwicklung der Geschäftsbereiche sowie mit verschiedenen Einzelthemen befaßt.

Der Vorstand hat den Aufsichtsrat in den jeweiligen Sitzungen mit seinen Lageberichten sowie im Rahmen der monatlichen Berichterstattung über die Geschäftsentwicklung und die wirtschaftliche Situation des Unternehmens und der einzelnen Geschäftsbereiche umfassend informiert. Über besondere Vorgänge, die aus terminlichen Gründen nicht bei einer Sitzung behandelt werden konnten, wurde schriftlich und mündlich berichtet.

Der Aufsichtsrat hat sich zudem mit der Unternehmensplanung, insbesondere im Hinblick auf die im Berichtsjahr vorgenommenen Verschmelzungen und die im Rahmen der Internationalisierungs-Strategie getätigten Akquisitionen, beschäftigt und die Themen mit dem Vorstand erörtert. Soweit Maßnahmen an die Zustimmung des Aufsichtsrates gebunden waren, hat der Aufsichtsrat diesen Maßnahmen nach eingehender Prüfung zugestimmt.

Der nach den deutschen Bilanzierungsvorschriften erstellte Jahresabschluß zum 31. Dezember 2002 ist unter Einbeziehung der Buchführung und des Lageberichts von der Deloitte & Touche GmbH, München, geprüft worden. Dies gilt auch für den nach US-amerikanischen Rechnungslegungsgrundsätzen aufgestellten Konzernabschluß und den Konzernlagebericht. Die Prüfung der Wirtschaftsprüfer hat zu keinen Einwendungen geführt. Die Deloitte & Touche GmbH hat dem Jahresabschluß und dem Konzernabschluß jeweils einen uneingeschränkten Bestätigungsvermerk erteilt.

Diese Unterlagen sowie die Prüfberichte des Abschlußprüfers haben dem Aufsichtsrat vorgelegen. Sie wurden in der gemeinsamen Sitzung von Aufsichtsrat und Vorstand im Beisein des Prüfers erörtert.

Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlußprüfer angeschlossen und als Ergebnis seiner eigenen Prüfung festgestellt, daß Einwendungen nicht zu erheben sind. Der Jahresabschluß der Kontron AG wurde gebilligt und damit festgestellt.

Allen Mitarbeiterinnen und Mitarbeitern der Kontron-Gruppe dankt der Aufsichtsrat für ihr hohes Engagement in einer Phase von umfangreichen internen Veränderungen in einem schwierigen wirtschaftlichen Umfeld. So wurde die Basis für ein erfolgreiches Geschäftsjahr geschaffen, das es im laufenden Jahr fortzusetzen gilt.

Eching, im März 2003

Der Aufsichtsrat

Dipl.-Ing. Helmut Krings
Vorsitzender

Der Jahresabschluss wurde in der Hauptversammlung vom 24. Juni 2003 festgestellt.

# Kontron AG

## Eching

## Konzernabschluss zum 31. Dezember 2002

## Konzernlagebericht für das Geschäftsjahr 2002

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Sie entstand aus der Fusion der Kontron embedded computers AG, Eching, und der JUMPtec Industrielle Computertechnik AG, Deggendorf. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbstständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100-prozentigen Töchter Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH), Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH (vormals: PEP Modular Computers GmbH), Kaufbeuren, Kontron Canada Inc. (vormals: Teknor Applicom Inc., sowie Kontron Communication Inc.), Montreal, Kontron Hayward (vormals: ADASTRA Systems Corporation), Hayward, und die Kontron Americas Inc. (vormals: ICS Advent Inc.), San Diego. Ferner gehörten noch zum Konzern die Kontron Mobile Computing Inc., USA, mit einer Beteiligungsquote von ca. 65 Prozent, die Taiwan Mycomp Company Ltd., Taiwan, mit einer Beteiligungsquote von 55 Prozent sowie die Kontron Asia Inc. (vormals: ISPro Inc.), Taiwan, mit einer Beteiligungsquote von ca. 50,5 Prozent.

### Fusion mit JUMPtec: Synergien und Ausbau der Weltmarktführerschaft

Im Geschäftsjahr 2002 fusionierte die Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG (Deggendorf) auf Basis eines Aktientausches 2,04:1. Beide Unternehmen sind in angrenzenden Marktsegmenten tätig, bedienen sich aber derselben Lieferanten und sind auf denselben regionalen Märkten aktiv.

Die Synergien mit der JUMPtec Industrielle Computertechnik AG ergeben sich sowohl im Produktbereich als auch bei den operativen Kosten. So verstärkt JUMPtec die Kontron Gruppe bei ECT Modulen. Diese ECT Module, die große Wachstumschancen bieten, erleichtern dem Kunden das Design eigener Embedded-Computer. Als Konsequenz konnten durch Synergien Kosteneinsparungen innerhalb des Konzerns von mehr als zehn Prozent realisiert werden. Das operative Geschäft von der früheren JUMPtec Industrielle Computertechnik AG ist heute in der Kontron-Tochter Kontron Embedded Modules GmbH, Deggendorf, gebündelt.

Nach dieser Fusion ist die Kontron Gruppe weltweit der größte Anbieter von Embedded Computer Technologie. Zudem kann die Kontrongruppe als einziger Wettbewerber im Markt alle ECT Produkte wie EC Komponenten und Boards, EC Systeme und EC Lösungen inklusive Standard und Applikationssoftware anbieten. Die Produktpalette deckt dabei den gesamten Preisbereich von 100 EUR bis zu mehreren 100 000 EUR ab. Als globaler Partner und Produzent ist Kontron in allen drei Hauptmärkten – Nordamerika, europäischer Raum und Fernost/Großraum China – präsent.

Akquisitionen sind künftig nur in kleinerem Umfang, vor allem in Start-up-Technologiesparten und neuen Absatzmärkten geplant. Auf Basis der heute zum Konzern gehörigen Unternehmen soll vor allem organisches Wachstum vorangetrieben werden.

### 2002: Ein Jahr der Konsolidierung und Integration

Kontron hat im Geschäftsjahr 2002 viele Aktivitäten beziehungsweise Akquisitionen integriert und konsolidiert. Der Markenname „Kontron" wurde weltweit bei nahezu allen Töchtern eingeführt. Die rechtliche Struktur wurde 2002 deutlich vereinfacht: So wurden über 50 rechtliche Einheiten auf 25 Einheiten reduziert, hauptsächlich durch Verschmelzungen innerhalb des Konzerns. Die gesamten Produktions- und Logistikaktivitäten wurden auf drei lokale Einheiten in Amerika/Montreal, Europa/München und Asien/Taipei konzentriert. Das gesamte Engineering wurde auf ein gemeinsames Software CAE System umgestellt.

### Schwieriges Marktumfeld: Nur leichte Zuwächse trotz Diversifikation

Das Geschäftsjahr 2002 war für die Wirtschaft weltweit, aber insbesondere für die Technologieanbieter, sehr schwierig. Im Sog der Telekommunikationsbranche, die das erhoffte Wachstum nicht vorweisen konnte, mussten etliche High-Tech-Unternehmen Verluste hinnehmen. Eine politisch unsichere Lage, Bilanzskandale bei Großfirmen und Verluste an den Aktienmärkten haben zu Investitionsstopps bei vielen Verbrauchern von High-Tech-Produkten geführt.

Auch der Markt für Embedded Computer Technologie konnte sich trotz Diversifikation in unterschiedlichen Anwendungsgebieten diesen gesamtwirtschaftlichen Entwicklungen nicht entziehen. Es wurden zwar nach wie vor noch Zuwächse erzielt, allerdings deutlich unter dem Niveau des Vorjahres. Der breit diversifizierte ECT Markt konnte die Verluste in einzelnen Segmenten durch Wachstumsraten in anderen vertikalen Märkten teilweise ausgleichen. Stagnationen in den Sparten Telekommunikation und Meßtechnik wurden zum Teil durch Wachstum in den Bereichen Medizin, Energiewirtschaft, Logistik und Militärtechnik kompensiert.

### Konzernentwicklung: Abgeschwächtes Umsatzwachstum im Jahr 2002

Im Geschäftsjahr 2002 konnte das starke Umsatzwachstum der Geschäftsjahre 1999 bis 2001 von durchschnittlich 61 Prozent per annum nicht fortgesetzt werden. Der Umsatz im Jahr 2002 von Mio. EUR 215 wuchs gegenüber 2001 (Mio. EUR 189) um 14 Prozent – vor allem aufgrund von Konsolidierungseffekten. Die Ursache dieser Entwicklung ist im schwierigen Marktumfeld für High-Tech-Produkte und damit auch für Embedded Computer Technologie zu sehen. Investitionen werden eingefroren, viele Lieferungen von ECT Produkten auf einen späteren Zeitpunkt verschoben.

Verbessert hat sich im Geschäftsjahr 2002 der Umsatz in den Emerging Markets (Region China und Osteuropa). Im Jahr 2002 ging Kontron Beteiligungen (Joint Ventures) an der RTSoft ZAO, Moskau, bzw. Kontron Shanghai Co. Ltd., Shanghai, ein mit dem Ziel, Kontron Technologie mit namhaften regionalen Partnern in die Märkte abzusetzen.

Der Auftragsbestand liegt zum Jahresende 2002 bei Mio. EUR 94 und damit – hinsichtlich Pro-forma-Basis inklusive JUMPtec – auf Vorjahresniveau. Bei Korrektur der Währungseffekte – 60 Prozent aller Kontron Lieferungen werden in dem im Jahr 2002 stark an Wert verlierendem US-Dollar fakturiert – ergibt sich ein leichter Anstieg des Auftragsbestandes.

des Net-Cash-Bestands im Jahr 2002 resultiert im Wesentlichen aus dem operativen Cashflow von Mio. EUR 22,4, der vor allem zur Reduktion der Bankverbindlichkeiten von Mio. EUR 36,6 auf Mio. EUR 28,5 verwendet wurde. Mit der gestärkten Finanzlage existieren genügend Reserven, um auch in diesem Marktumfeld die Unternehmensziele abzusichern.

Das Anlagevermögen betrug zum 31. Dezember 2002 Mio. EUR 137 (Vorjahreszeitpunkt: Mio. EUR 114). Die Erhöhung beruht hauptsächlich auf der Neukonsolidierung der Kontron Embedded Modules GmbH, Deggendorf.

Das Eigenkapital hat sich um Mio. EUR 32 auf Mio. EUR 221 erhöht. Dies ist im Wesentlichen auf die getätigte Sacheinlage der Kontron Embedded Modules GmbH im Rahmen der Fusion mit der JUMPtec Industrielle Computertechnik AG zurückzuführen. Der Anteil des Eigenkapitals an der Bilanzsumme konnte von 66 auf 73 Prozent gesteigert werden.

### Profitabel – auch im Jahr 2002

Der Konzernabschluss wird nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt. Das operative Ergebnis vor Abschreibungen (EBITDA) ist unter der Berücksichtigung der schlechten Konjunktur mit Mio. EUR 9,5 sehr zufriedenstellend.

Das Bruttoergebnis vom Umsatz ist von Mio. EUR 70,7 in 2001 auf Mio. EUR 83,3 in 2002 gestiegen. Damit erhöhte sich die Marge auf 38,8 Prozent. Bereinigt um die margenärmeren Umsätze der neu konsolidierten Kontron Embedded Modules GmbH betrug die Rohmarge sogar mehr als 40 Prozent. Die Steigerung beruht auf dem weiteren Aufbau des Technologie- und Engineeringanteils an den Kontron-Produkten.

Das Kontron-Jahresergebnis nach Steuern lag bei Mio. EUR 0,7 (Vorjahr: Mio. EUR 3,7). Das negative Finanzergebnis in Höhe von Mio. EUR 6,9 ist durch Eigenkapitalverluste von at-equity bilanzierten Unternehmen belastet. Der wesentliche Grund für die Verschlechterung des Jahresergebnisses liegt darin, dass erwartete Umsatzsteigerungen nicht eingetreten sind und zu hohe Kapazitäten sowie Kosten das Ergebnis belasten.

### Forschung und Entwicklung: Großes Potenzial gut ausgebildeter Ingenieure

Verantwortlich dafür, dass im Geschäftsjahr 2002 die Bruttomarge abermals gesteigert werden konnte, ist der kontinuierlich gesteigerte Technologieanteil an Kontron Produkten. Ende 2002 beschäftigte Kontron 537 Ingenieure – und besitzt damit ein großes Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Kontron koordiniert mit deutschen und US-Ingenieuren kosteneffiziente Ingenieure in Osteuropa und Kanada und erzielt damit Kostenführerschaft im ECT Entwicklungsbereich.

### Risiken

Der Absatzmarkt Telekommunikation erwies sich auch im Jahre 2002 als schwierig. In der Geschäftspolitik der Kontron AG wurde konsequent die Abhängigkeit von dieser Branche vermindert. So gliederte Kontron im September 2002 im Zuge eines Management-Buy-outs auch die Telekom-Aktivitäten der Kontron Canada Inc. aus.

Den Risiken aus der Integration der erworbenen Unternehmen wird – neben anderen Maßnahmen – vor allem auch über ein regionales Management und dessen Vertretung im Vorstand der Kontron AG Rechnung getragen.

Im zweiten Halbjahr 2002 und im ersten Quartal 2003 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Diese Risiken werden jedoch abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Risiken bestehen infolge der Abhängigkeit von weltweiten konjunkturellen Entwicklungen. Insbesonders ein möglicher Krieg mit dem Irak kann das Orderverhalten von Großkunden, die für die Kontron Gruppe bedeutend sind, beeinflussen. Aus kurzfristiger Sicht wird Kontron bei einem Kriegseintritt seinen vertikalen Marktanteil von aktuell ca. 14% in der Militärtechnik eher weiter ausbauen. Soweit ein Aufschwung weiter auf sich warten lässt, wirkt sich dies auch auf die Kontron Gruppe aus. Im ungünstigsten Fall könnten sich hieraus negative Entwicklungen für die Ertragslage des Konzerns ergeben.

### Ausblick

Der Markt für Embedded Computer wird auch 2003 schwierig bleiben. Kontron geht von einer Steigerung des Konzernumsatzes um 5% aus. 85 Prozent des Umsatzes im ECT Bereich werden heute durch ‚make' and ‚not buy'-Endanwender gemacht. Kontron sieht sich hier gut positioniert, durch Outsourcing der ECT Endanwender Marktanteile zu gewinnen. Große Original Equipment Manufacturer (OEMs) werden ihre Aktivitäten im Randbereich ECT verringern, um effizienter zu werden. Mit hohen und kostengünstigen Engineering-Kapazitäten ist Kontron bestens vorbereitet, diese Outsourcing-Aktivitäten zu befriedigen.

Zum 1. Januar 2003 wurde die Kontron Hayward auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht und sollen Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd. für TEUR 3 346 die exklusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge erworben.

Im Absatzbereich wird Kontron 2003 verstärkt in Emerging Markets – den Regionen China und Osteuropa beziehungsweise Russland – investieren. Gemeinsam mit bereits existierenden regionalen Joint Ventures soll der Markt schnell erobert werden. Die lokalen Partner liefern Marktanteile und Kenntnis der regionalen Strukturen, Kontron liefert die Technologie. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 9 auf 16 Prozent gesteigert werden.

Im Februar 2003 wurde die Kontron AG in den TecDAX aufgenommen. Diese [illegible]

Vorgänge, die aus terminlichen Gründen nicht bei einer Sitzung behandelt werden konnten, wurde schriftlich und mündlich berichtet.

Der Aufsichtsrat hat sich zudem mit der Unternehmensplanung, insbesondere im Hinblick auf die im Berichtsjahr vorgenommenen Verschmelzungen und die im Rahmen der Internationalisierungs-Strategie getätigten Akquisitionen, beschäftigt und die Themen mit dem Vorstand erörtert. Soweit Maßnahmen an die Zustimmung des Aufsichtsrates gebunden waren, hat der Aufsichtsrat diesen Maßnahmen nach eingehender Prüfung zugestimmt.

Der nach den deutschen Bilanzierungsvorschriften erstellte Jahresabschluß zum 31. Dezember 2002 ist wurden in der gemeinsamen Sitzung von Aufsichtsrat und Vorstand im Beisein des Prüfers erörtert.

Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlußprüfer angeschlossen und als Ergebnis seiner eigenen Prüfung festgestellt, daß Einwendungen nicht zu erheben sind. Der Jahresabschluß der Kontron AG wurde gebilligt und damit festgestellt.

Allen Mitarbeiterinnen und Mitarbeitern der Kontron-Gruppe dankt der Aufsichtsrat für ihr hohes Engagement in einer Phase von umfangreichen internen Veränderungen in einem schwierigen wirtschaftlichen Umfeld. So wurde die Basis für ein erfolgreiches Geschäftsjahr geschaffen, das es im laufenden Jahr fortzusetzen gilt.

Eching, im März 2003

**Der Aufsichtsrat**

Dipl.-Ing. Helmut Krings
Vorsitzender

Der Jahresabschluss wurde in der Hauptversammlung vom 24. Juni 2003 festgestellt.

# Kontron AG

## Eching

## Konzernabschluss zum 31. Dezember 2002

## Konzernlagebericht für das Geschäftsjahr 2002

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Sie entstand aus der Fusion der Kontron embedded computers AG, Eching, und der JUMPtec Industrielle Computertechnik AG, Deggendorf. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbstständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100-prozentigen Töchter Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH), Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH (vormals: PEP Modular Computers GmbH), Kaufbeuren, Kontron Canada Inc. (vormals: Teknor Applicom Inc., sowie Kontron Communication Inc.), Montreal, Kontron Hayward (vormals: ADASTRA Systems Corporation), Hayward, und die Kontron Americas Inc. (vormals: ICS Advent Inc.), San Diego. Ferner gehörten noch zum Konzern die Kontron Mobile Computing Inc., USA, mit einer Beteiligungsquote von ca. 65 Prozent, die Taiwan Mycomp Company Ltd., Taiwan, mit einer Beteiligungsquote von 55 Prozent sowie die Kontron Asia Inc. (vormals: ISPro Inc.), Taiwan, mit einer Beteiligungsquote von ca. 50,5 Prozent.

### Fusion mit JUMPtec: Synergien und Ausbau der Weltmarktführerschaft

Im Geschäftsjahr 2002 fusionierte die Kontron embedded computers AG mit der JUMPtec Industrielle Computertechnik AG (Deggendorf) auf Basis eines Aktientausches 2,04:1. Beide Unternehmen sind in angrenzenden Marktsegmenten tätig, bedienen sich aber derselben Lieferanten und sind auf denselben regionalen Märkten aktiv.

Die Synergien mit der JUMPtec Industrielle Computertechnik AG ergeben sich sowohl im Produktbereich als auch bei den operativen Kosten. So verstärkt JUMPtec die Kontron Gruppe bei ECT Modulen. Diese ECT Module, die große Wachstumschancen bieten, erleichtern dem Kunden das Design eigener Embedded-Computer. Als Konsequenz konnten durch Synergien Kosteneinsparungen innerhalb des Konzerns von mehr als zehn Prozent realisiert werden. Das operative Geschäft von der früheren JUMPtec Industrielle Computertechnik AG ist heute in der Kontron-Tochter Kontron Embedded Modules GmbH, Deggendorf, gebündelt.

Nach dieser Fusion ist die Kontron Gruppe weltweit der größte Anbieter von Embedded Computer Technologie. Zudem kann die Kontrongruppe als einziger Wettbewerber im Markt alle ECT Produkte wie EC Komponenten und Boards, EC Systeme und EC Lösungen inklusive Standard und Applikationssoftware anbieten. Die Produktpalette deckt dabei den gesamten Preisbereich von 100 EUR bis zu mehreren 100 000 EUR ab. Als globaler Partner und Produzent ist Kontron in allen drei Hauptmärkten – Nordamerika, europäischer Raum und Fernost/Großraum China – präsent.

Akquisitionen sind künftig nur in kleinerem Umfang, vor allem in Start-up-Technologiesparten und neuen Absatzmärkten geplant. Auf Basis der heute zum Konzern gehörigen Unternehmen soll vor allem organisches Wachstum vorangetrieben werden.

### 2002: Ein Jahr der Konsolidierung und Integration

Kontron hat im Geschäftsjahr 2002 viele Aktivitäten beziehungsweise Akquisitionen integriert und konsolidiert. Der Markenname „Kontron" wurde weltweit bei nahezu allen Töchtern eingeführt. Die rechtliche Struktur wurde 2002 deutlich vereinfacht: So wurden über 50 rechtliche Einheiten auf 25 Einheiten reduziert, hauptsächlich durch Verschmelzungen innerhalb des Konzerns. Die gesamten Produktions- und Logistikaktivitäten wurden auf drei lokale Einheiten in Amerika/Montreal, Europa/München und Asien/Taipei konzentriert. Das gesamte Engineering wurde auf ein gemeinsames Software CAE System umgestellt.

### Schwieriges Marktumfeld: Nur leichte Zuwächse trotz Diversifikation

Das Geschäftsjahr 2002 war für die Wirtschaft weltweit, aber insbesondere für die Technologieanbieter, sehr schwierig. Im Sog der Telekommunikationsbranche, die das erhoffte Wachstum nicht vorweisen konnte, mussten etliche High-Tech-Unternehmen Verluste hinnehmen. Eine politisch unsichere Lage, Bilanzskandale bei Großfirmen und Verluste an den Aktienmärkten haben zu Investitionsstopps bei vielen Verbrauchern von High-Tech-Produkten geführt.

Auch der Markt für Embedded Computer Technologie konnte sich trotz Diversifikation in unterschiedlichen Anwendungsgebieten diesen gesamtwirtschaftlichen Entwicklungen nicht entziehen. Es wurden zwar nach wie vor noch Zuwächse erzielt, allerdings deutlich unter dem Niveau des Vorjahres. Der breit diversifizierte ECT Markt konnte die Verluste in einzelnen Segmenten durch Wachstumsraten in anderen vertikalen Märkten teilweise ausgleichen. Stagnationen in den Sparten Telekommunikation und Meßtechnik wurden zum Teil durch Wachstum in den Bereichen Medizin, Energiewirtschaft, Logistik und Militärtechnik kompensiert.

### Konzernentwicklung: Abgeschwächtes Umsatzwachstum im Jahr 2002

Im Geschäftsjahr 2002 konnte das starke Umsatzwachstum der Geschäftsjahre 1999 bis 2001 von durchschnittlich 61 Prozent per annum nicht fortgesetzt werden. Der Umsatz im Jahr 2002 von Mio. EUR 215 wuchs gegenüber 2001 (Mio. EUR 189) um 14 Prozent – vor allem aufgrund von Konsolidierungseffekten. Die Ursache dieser Entwicklung ist im schwierigen Marktumfeld für High-Tech-Produkte und damit auch für Embedded Computer Technologie zu sehen. Investitionen werden eingefroren, viele Lieferungen von ECT Produkten auf einen späteren Zeitpunkt verschoben.

Verbessert hat sich im Geschäftsjahr 2002 der Umsatz in den Emerging Markets (Region China und Osteuropa). Im Jahr 2002 ging Kontron Beteiligungen (Joint Ventures) an der RTSoft ZAO, Moskau, bzw. Kontron Shanghai Co. Ltd., Shanghai, ein mit dem Ziel, Kontron Technologie mit namhaften regionalen Partnern in die Märkte abzusetzen.

Der Auftragsbestand liegt zum Jahresende 2002 bei Mio. EUR 94 und damit – hinsichtlich Pro-forma-Basis inklusive JUMPtec – auf Vorjahresniveau. Bei Korrektur der Währungseffekte – 60 Prozent aller Kontron Lieferungen werden in dem im Jahr 2002 stark an Wert verlierendem US-Dollar fakturiert – ergibt sich ein leichter Anstieg des Auftragsbestandes.

### Finanz- und Vermögenslage: Genügend Reserven für schlechte Zeiten

Das Vermögen der Kontron-Gruppe hat sich um Mio. EUR 17,1 auf Mio. EUR 303,7 erhöht. Der Anteil des Umlaufvermögens an der Bilanzsumme sank im Vergleich zum Vorjahr um 5,3% auf 50,2 Prozent.

Der Bestand an liquiden Mitteln beträgt Mio. EUR 46,2. Nach Abzug der Bankverbindlichkeiten erhöhte sich der Net-Cash-Bestand deutlich von Mio. EUR 10,3 auf Mio. EUR 17,6 im Jahr 2002. Die Erhöhung des Net-Cash-Bestands im Jahr 2002 resultiert im Wesentlichen aus dem operativen Cashflow von Mio. EUR 22,4, der vor allem zur Reduktion der Bankverbindlichkeiten von Mio. EUR 36,6 auf Mio. EUR 28,5 verwendet wurde. Mit der gestärkten Finanzlage existieren genügend Reserven, um auch in diesem Marktumfeld die Unternehmensziele abzusichern.

Das Anlagevermögen betrug zum 31. Dezember 2002 Mio. EUR 137 (Vorjahreszeitpunkt: Mio. EUR 114). Die Erhöhung beruht hauptsächlich auf der Neukonsolidierung der Kontron Embedded Modules GmbH, Deggendorf.

Das Eigenkapital hat sich um Mio. EUR 32 auf Mio. EUR 221 erhöht. Dies ist im Wesentlichen auf die getätigte Sacheinlage der Kontron Embedded Modules GmbH im Rahmen der Fusion mit der JUMPtec Industrielle Computertechnik AG zurückzuführen. Der Anteil des Eigenkapitals an der Bilanzsumme konnte von 66 auf 73 Prozent gesteigert werden.

### Profitabel – auch im Jahr 2002

Der Konzernabschluss wird nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt. Das operative Ergebnis vor Abschreibungen (EBITDA) ist unter der Berücksichtigung der schlechten Konjunktur mit Mio. EUR 9,5 sehr zufriedenstellend.

Das Bruttoergebnis vom Umsatz ist von Mio. EUR 70,7 in 2001 auf Mio. EUR 83,3 in 2002 gestiegen. Damit erhöhte sich die Marge auf 38,8 Prozent. Bereinigt um die margenärmeren Umsätze der neu konsolidierten Kontron Embedded Modules GmbH betrug die Rohmarge sogar mehr als 40 Prozent. Die Steigerung beruht auf dem weiteren Aufbau des Technologie- und Engineeringanteils an den Kontron-Produkten.

Das Kontron-Jahresergebnis nach Steuern lag bei Mio. EUR 0,7 (Vorjahr: Mio. EUR 3,7). Das negative Finanzergebnis in Höhe von Mio. EUR 6,9 ist durch Eigenkapitalverluste von at-equity bilanzierten Unternehmen belastet. Der wesentliche Grund für die Verschlechterung des Jahresergebnisses liegt darin, dass erwartete Umsatzsteigerungen nicht eingetreten sind und zu hohe Kapazitäten sowie Kosten das Ergebnis belasten.

### Forschung und Entwicklung: Großes Potenzial gut ausgebildeter Ingenieure

Verantwortlich dafür, dass im Geschäftsjahr 2002 die Bruttomarge abermals gesteigert werden konnte, ist der kontinuierlich gesteigerte Technologieanteil an Kontron Produkten. Ende 2002 beschäftigte Kontron 537 Ingenieure – und besitzt damit ein großes Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Kontron koordiniert mit deutschen und US-Ingenieuren kosteneffiziente Ingenieure in Osteuropa und Kanada und erzielt damit Kostenführerschaft im ECT Entwicklungsbereich.

### Risiken

Der Absatzmarkt Telekommunikation erwies sich auch im Jahre 2002 als schwierig. In der Geschäftspolitik der Kontron AG wurde konsequent die Abhängigkeit von dieser Branche vermindert. So gliederte Kontron im September 2002 im Zuge eines Management-Buy-outs auch die Telekom-Aktivitäten der Kontron Canada Inc. aus.

Den Risiken aus der Integration der erworbenen Unternehmen wird – neben anderen Maßnahmen – vor allem auch über ein regionales Management und dessen Vertretung im Vorstand der Kontron AG Rechnung getragen.

Im zweiten Halbjahr 2002 und im ersten Quartal 2003 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Diese Risiken werden teilweise abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Risiken bestehen infolge der Abhängigkeit von weltweiten konjunkturellen Entwicklungen. Insbesonders ein möglicher Krieg mit dem Irak kann das Orderverhalten von Großkunden, die für die Kontron Gruppe bedeutend sind, beeinflussen. Aus kurzfristiger Sicht wird Kontron bei einem Kriegseintritt seinen vertikalen Marktanteil von aktuell ca. 14% in der Militärtechnik eher weiter ausbauen. Soweit ein Aufschwung weiter auf sich warten lässt, wirkt sich dies auch auf die Kontron Gruppe aus. Im ungünstigsten Fall könnten sich hieraus negative Entwicklungen für die Ertragslage des Konzerns ergeben.

### Ausblick

Der Markt für Embedded Computer wird auch 2003 schwierig bleiben. Kontron geht von einer Steigerung des Konzernumsatzes um 5% aus. 85 Prozent des Umsatzes im ECT Bereich werden heute durch ‚make' and ‚not buy'-Endanwender gemacht. Kontron sieht sich hier gut positioniert, durch Outsourcing der ECT Endanwender Marktanteile zu gewinnen. Große Original Equipment Manufacturer (OEMs) werden ihre Aktivitäten im Randbereich ECT verringern, um effizienter zu werden. Mit hohen und kostengünstigen Engineering-Kapazitäten ist Kontron bestens vorbereitet, diese Outsourcing-Aktivitäten zu befriedigen.

Zum 1. Januar 2003 wurde die Kontron Hayward auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht und sollen Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd. für TEUR 3 346 die exklusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge erworben.

Im Absatzbereich wird Kontron 2003 verstärkt in Emerging Markets – den Regionen China und Osteuropa beziehungsweise Russland – investieren. Gemeinsam mit bereits existierenden regionalen Joint Ventures soll der Markt schnell erobert werden. Die lokalen Partner liefern Marktanteile und Kenntnis der regionalen Strukturen, Kontron liefert die Technologie. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 9 auf 16 Prozent gesteigert werden.

Im Februar 2003 wurde die Kontron AG in den TecDAX aufgenommen. Dieser Index, der die 30 größten Technologieunternehmen Deutschlands enthält, wird am 24. März 2003 offiziell von der Deutschen Börse gelistet. Für Kontron bedeutet dieser Aufstieg eine bessere Reputation bei potentiellen Kunden und Investoren, die sich positiv auf den Geschäftsverlauf auswirken kann.

Im Jahr 2003 sollen die eingeleiteten Synergien und Kosteneinsparungen ergebnisrelevant werden. Wir gehen für 2003 von deutlich gesteigerten Erträgen der Kontron-Gruppe aus.

**Der Vorstand**

## Konzern-Gewinn- und -Verlustrechnung

**Kontron AG, Eching**

(US GAAP)

| | Anmerkung | 2002 TEUR | 2001 TEUR |
|---|---|---|---|
| Umsatzerlöse | 12 | 214 545 | 188 548 |
| Herstellungskosten des Umsatzes | | – 131 292 | – 117 839 |
| Bruttoergebnis vom Umsatz | | 83 253 | 70 709 |
| Vertriebskosten | | – 34 141 | – 27 773 |
| Allgemeine Verwaltungskosten | | – 22 006 | – 13 956 |
| Forschungs- und Entwicklungskosten | 6 | – 25 984 | – 17 711 |
| **Operative Kosten** | | – 82 131 | – 59 440 |
| Sonstige betriebliche Erträge und betriebliche Aufwendungen | 8 | 1 004 | 3 988 |
| Abschreibung und Auflösung von Firmenwerten | | – 528 | – 6 763 |
| **Ergebnis vor Finanzergebnis, Etragsteuern, Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten** | | 1 598 | 8 494 |
| Finanzergebnis | 9 | – 6 924 | – 640 |
| **Ergebnis vor Ertragsteuern, Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten** | | – 5 326 | 7 854 |
| Steuern vom Einkommen und Ertrag | 11 | 4 051 | – 3 976 |
| **Ergebnis vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten** | | – 1 275 | 3 878 |
| Auf Anteile in Fremdbesitz entfallender Verlust/Gewinn | | 2 412 | – 196 |
| Einstellung von Betriebsteilen | | | |
| Verluste aus der Einstellung von Betriebsteilen | | – 3 534 | 0 |
| Ertragsteuergutschrift | | 602 | 0 |
| Auswirkung von Bilanzierungsänderungen | | 2 464 | 0 |
| **Konzernjahresüberschuss** | | 669 | 3 682 |

## Konzernbilanz

**Kontron AG, Eching**

(US GAAP)

### Aktiva

| | Anmerkung | 31. 12. 2002 TEUR | 31. 12. 2001 TEUR |
|---|---|---|---|
| Umlaufvermögen | | | |
| Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 13 | 46 154 | 46 828 |
| Wertpapiere des Umlaufvermögens | 14 | 1 031 | 11 451 |
| Forderungen aus Lieferungen und Leistungen | 15 | 39 251 | 42 494 |
| Vorräte | 16 | 47 716 | 49 941 |
| Latente Steuern | 11 | 3 662 | 1 091 |
| Übrige Forderungen | 17 | 14 610 | 7 215 |
| **Umlaufvermögen gesamt** | | 152 424 | 159 020 |
| Finanzanlagen | 18 | 4 736 | 2 332 |
| Sachanlagevermögen | 19 | 21 918 | 22 400 |
| Immaterielle Vermögensgegenstände | 19 | 9 460 | 13 386 |
| Geschäfts- oder Firmenwert | 19 | 100 667 | 75 026 |
| Latente Steuern | 11 | 14 532 | 14 413 |
| **Aktiva gesamt** | | 303 737 | 280 577 |

### Passiva

| | Anmerkung | 31. 12. 2002 TEUR | 31. 12. 2001 TEUR |
|---|---|---|---|
| Kurzfristige Verbindlichkeiten | | | |
| Verbindlichkeiten aus Lieferungen und Leistungen | 20 | 19 486 | 15 139 |
| Verbindlichkeiten gegenüber Kreditinstituten | 20 | 16 758 | 27 695 |
| Kurzfristiger Anteil der Finanzierungs-leasingverbindlichkeiten | 20 | 460 | 715 |
| Rückstellungen | 22 | 14 255 | 11 760 |
| Rechnungsabgrenzungsposten | | 379 | 640 |
| Latente Steuern | 11 | 506 | 657 |
| Übrige kurzfristige Verbindlichkeiten | 22 | 9 412 | 5 159 |
| **Kurzfristige Verbindlichkeiten gesamt** | | 61 256 | 61 765 |
| Langfristige Verbindlichkeiten | 21 | 11 818 | 8 871 |
| Pensionsrückstellungen | 22 | 139 | 416 |
| Rechnungsabgrenzungsposten | | 801 | 1 033 |
| Langfristiger Anteil der Finanzleasingverbindlichkeiten | 21 | 509 | 956 |
| Latente Steuern | 11 | 2 002 | 1 537 |
| Negativer Geschäfts- oder Firmenwert | | 0 | 12 344 |
| Anteile in Fremdbesitz | | 5 904 | 9 960 |
| **Passiva ohne Eigenkapital** | | 82 429 | 96 882 |
| Eigenkapital | | | |
| Gezeichnetes Kapital | 23 | 45 654 | 27 885 |
| Kapitalrücklage | 23 | 177 392 | 152 520 |
| Bilanzgewinn | | 16 384 | 15 715 |
| Ergebnisneutrale Eigenkapitalveränderungen | | – 18 122 | – 6 425 |
| **Eigenkaital gesamt** | | 221 308 | 189 695 |
| **Passiva gesamt** | | 303 737 | 286 577 |

## Entwicklung des Konzern-Eigenkapitals

**Kontron AG, Eching**

| | Gezeichnetes Kapital TEUR | Kapital-rücklage TEUR | Bilanz-gewinn TEUR | Ergebnis-neutrale Eigen-kapitalver-änderungen TEUR | Insgesamt TEUR |
|---|---|---|---|---|---|
| **Stand 1. Januar 2001** | 12 042 | 122 104 | 12 033 | – 3 878 | 142 301 |
| Eintragung einer beschlossenen Kapitalerhöhung | 58 | – 58 | | | 0 |
| Kapitalerhöhung aus Gesellschaftsmitteln | 12 100 | – 12 100 | | | 0 |
| Kapitalerhöhung durch Sacheinlage | 1 265 | 16 221 | | | 17 486 |
| Zugang eigener Aktien | | – 1 063 | | | – 1 063 |
| Marktbewertung von Wertpapieren | | | | 95 | 95 |
| Ausübung von Aktienoptionen | | 7 | | | 7 |
| Kapitalerhöhung gegen Bareinlage | 2 420 | 27 409 | | | 29 829 |
| Wechselkursveränderungen | | | | – 2 642 | – 2 642 |
| Konzernjahresüberschuss 2001 | | | 3 682 | | 3 682 |
| **Stand 31. Dezember 2001** | 27 885 | 152 520 | 15 715 | – 6 425 | 189 695 |
| Kapitalerhöhung durch Verschmelzung | 17 769 | 24 787 | | | 42 556 |
| Zugang/Abgang eigener Aktien | | 85 | | | 85 |
| Wechselkursveränderungen | | | | – 11 697 | – 11 697 |
| Konzernjahresüberschuss 2002 | | | 669 | | 669 |
| **Stand 31. Dezember 2002** | 45 654 | 177 392 | 16 384 | – 18 122 | 221 308 |

## Konzern-Cashflow

**Kontron AG, Eching**

(US GAAP)

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Konzernjahresüberschuss | 669 | 3 682 |
| Auf Anteile in Fremdbesitz entfallender Verlust/Gewinn | – 2 412 | 196 |
| Eigenkapitalverluste aus at equity konsolidierten Gesellschaften | 4 782 | 0 |
| Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 7 858 | 11 440 |
| Gewinn aus Abgang von Sachanlagevermögen | – 824 | – 2 531 |
| Latente Steuern | – 1 144 | 2 934 |
| Gewinn aus der Änderung von Bilanzierungsmethoden | – 2 464 | 0 |
| Sonstige zahlungsunwirksame Gewinne und Verluste | – 1 063 | – 272 |
| **Veränderungen der kurzfristigen Vermögensposten/Verbindlichkeiten** | | |
| Forderungen aus Lieferungen und Leistungen | 7 105 | 3 622 |
| Vorräte | 15 274 | 19 863 |
| Erwerb von kurzfristigen Finanzanlagen | – 6 851 | – 13 358 |
| Erlöse aus dem Abgang von Anlagevermögen | 7 481 | 2 574 |
| Auszahlungen für Investitionen in das Anlagevermögen | – 4 293 | – 3 460 |
| Erwerb von Beteiligungen | – 8 047 | – 26 801 |
| **Cashflow aus Investitionstätigkeit** | – 11 710 | – 26 656 |
| Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten | – 15 458 | 3 249 |
| Tilgung von Finanzverbindlichkeiten | – 446 | – 5 356 |
| Aufnahme langfristiger Finanzverbindlichkeiten | 3 333 | 175 |
| Einzahlungen aus Kapitalerhöhung | 0 | 29 873 |
| **Cashflow aus der Finanzierungstätigkeit** | – 12 571 | 27 941 |

| | Anmerkung | TEUR | TEUR |
|---|---|---|---|
| Umsatzerlöse | 12 | 214 545 | 188 548 |
| Herstellungskosten des Umsatzes | | − 131 292 | − 117 839 |
| Bruttoergebnis vom Umsatz | | 83 253 | 70 709 |
| Vertriebskosten | | − 34 141 | − 27 773 |
| Allgemeine Verwaltungskosten | | − 22 006 | − 13 956 |
| Forschungs- und Entwicklungskosten | 6 | − 25 984 | − 17 711 |
| Operative Kosten | | − 82 131 | − 59 440 |
| Sonstige betriebliche Erträge und betriebliche Aufwendungen | 8 | 1 004 | 3 988 |
| Abschreibung und Auflösung von Firmenwerten | | − 528 | − 6 763 |
| Ergebnis vor Finanzergebnis, Ertragsteuern, Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten | | 1 598 | 8 494 |
| Finanzergebnis | 9 | − 6 924 | − 640 |
| Ergebnis vor Ertragsteuern, Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten | | − 5 326 | 7 854 |
| Steuern vom Einkommen und Ertrag | 11 | 4 051 | − 3 976 |
| Ergebnis vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten | | − 1 275 | 3 878 |
| Auf Anteile in Fremdbesitz entfallender Verlust/Gewinn | | 2 412 | − 196 |
| Einstellung von Betriebsteilen | | | |
| Verluste aus der Einstellung von Betriebsteilen | | − 3 534 | 0 |
| Ertragsteuergutschrift | | 602 | 0 |
| Auswirkung von Bilanzierungsänderungen | | 2 464 | 0 |
| Konzernjahresüberschuss | | 669 | 3 682 |

## Konzernbilanz

**Kontron AG, Eching**

(US GAAP)

### Aktiva

| | Anmerkung | 31. 12. 2002 TEUR | 31. 12. 2001 TEUR |
|---|---|---|---|
| Umlaufvermögen | | | |
| Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 13 | 46 154 | 46 828 |
| Wertpapiere des Umlaufvermögens | 14 | 1 031 | 11 451 |
| Forderungen aus Lieferungen und Leistungen | 15 | 39 251 | 42 494 |
| Vorräte | 16 | 47 716 | 49 941 |
| Latente Steuern | 11 | 3 662 | 1 091 |
| Übrige Forderungen | 17 | 14 610 | 7 215 |
| Umlaufvermögen gesamt | | 152 424 | 159 020 |
| Finanzanlagen | 18 | 4 736 | 2 332 |
| Sachanlagevermögen | 19 | 21 918 | 22 400 |
| Immaterielle Vermögensgegenstände | 19 | 9 460 | 13 386 |
| Geschäfts- oder Firmenwert | 19 | 100 667 | 75 026 |
| Latente Steuern | 11 | 14 532 | 14 413 |
| Aktiva gesamt | | 303 737 | 286 577 |

### Passiva

| | Anmerkung | 31. 12. 2002 TEUR | 31. 12. 2001 TEUR |
|---|---|---|---|
| Kurzfristige Verbindlichkeiten | | | |
| Verbindlichkeiten aus Lieferungen und Leistungen | 20 | 19 486 | 15 139 |
| Verbindlichkeiten gegenüber Kreditinstituten | 20 | 16 758 | 27 695 |
| Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeiten | 20 | 460 | 715 |
| Rückstellungen | 22 | 14 255 | 11 760 |
| Rechnungsabgrenzungsposten | | 379 | 640 |
| Latente Steuern | 11 | 506 | 657 |
| Übrige kurzfristige Verbindlichkeiten | 22 | 9 412 | 5 159 |
| Kurzfristige Verbindlichkeiten gesamt | | 61 256 | 61 765 |
| Langfristige Verbindlichkeiten | 21 | 11 818 | 8 871 |
| Pensionsrückstellungen | 22 | 139 | 416 |
| Rechnungsabgrenzungsposten | | 801 | 1 033 |
| Langfristiger Anteil der Finanzleasingverbindlichkeiten | 21 | 509 | 956 |
| Latente Steuern | 11 | 2 002 | 1 537 |
| Negativer Geschäfts- oder Firmenwert | | 0 | 12 344 |
| Anteile in Fremdbesitz | | 5 904 | 9 960 |
| Passiva ohne Eigenkapital | | 82 429 | 96 882 |
| Eigenkapital | | | |
| Gezeichnetes Kapital | 23 | 45 654 | 27 885 |
| Kapitalrücklage | 23 | 177 392 | 152 520 |
| Bilanzgewinn | | 16 384 | 15 715 |
| Ergebnisneutrale Eigenkapitalveränderungen | | − 18 122 | − 6 425 |
| Eigenkaital gesamt | | 221 308 | 189 695 |
| Passiva gesamt | | 303 737 | 286 577 |

## Entwicklung des Konzern-Eigenkapitals

**Kontron AG, Eching**

| | Gezeichnetes Kapital TEUR | Kapital-rücklage TEUR | Bilanz-gewinn TEUR | Ergebnis-neutrale Eigen-kapitalver-änderungen TEUR | Insgesamt TEUR |
|---|---|---|---|---|---|
| Stand 1. Januar 2001 | 12 042 | 122 104 | 12 033 | − 3 878 | 142 301 |
| Eintragung einer beschlossenen Kapitalerhöhung | 58 | − 58 | | | 0 |
| Kapitalerhöhung aus Gesellschaftsmitteln | 12 100 | − 12 100 | | | 0 |
| Kapitalerhöhung durch Sacheinlage | 1 265 | 16 221 | | | 17 486 |
| Zugang eigener Aktien | | − 1 063 | | | − 1 063 |
| Marktbewertung von Wertpapieren | | | | 95 | 95 |
| Ausübung von Aktienoptionen | | 7 | | | 7 |
| Kapitalerhöhung gegen Bareinlage | 2 420 | 27 409 | | | 29 829 |
| Wechselkursveränderungen | | | | − 2 642 | − 2 642 |
| Konzernjahresüberschuss 2001 | | | 3 682 | | 3 682 |
| Stand 31. Dezember 2001 | 27 885 | 152 520 | 15 715 | − 6 425 | 189 695 |
| Kapitalerhöhung durch Verschmelzung | 17 769 | 24 787 | | | 42 556 |
| Zugang/Abgang eigener Aktien | | 85 | | | 85 |
| Wechselkursveränderungen | | | | − 11 697 | − 11 697 |
| Konzernjahresüberschuss 2002 | | | 669 | | 669 |
| Stand 31. Dezember 2002 | 45 654 | 177 392 | 16 384 | − 18 122 | 221 308 |

## Konzern-Cashflow

**Kontron AG, Eching**

(US GAAP)

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Konzernjahresüberschuss | 669 | 3 682 |
| Auf Anteile in Fremdbesitz entfallender Verlust/Gewinn | − 2 412 | 196 |
| Eigenkapitalverluste aus at equity konsolidierten Gesellschaften | 4 782 | 0 |
| Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 7 858 | 11 440 |
| Gewinn aus Abgang von Sachanlagevermögen | − 824 | − 2 531 |
| Latente Steuern | − 1 144 | 2 934 |
| Gewinn aus der Änderung von Bilanzierungsmethoden | − 2 464 | 0 |
| Sonstige zahlungsunwirksame Gewinne und Verluste | − 1 063 | − 272 |
| Veränderungen der kurzfristigen Vermögensposten/Verbindlichkeiten | | |
| Forderungen aus Lieferungen und Leistungen | 7 105 | 3 622 |
| Vorräte | 15 274 | 19 863 |
| Sonstige Forderungen | − 2 808 | − 294 |
| Verbindlichkeiten und Rückstellungen | − 2 579 | − 23 109 |
| Cashflow aus laufender Geschäftstätigkeit | 22 394 | 15 531 |
| Erlöse aus dem Abgang von kurzfristigen Finanzanlagen | 0 | 14 389 |
| Erwerb von kurzfristigen Finanzanlagen | − 6 851 | − 13 358 |
| Erlöse aus dem Abgang von Anlagevermögen | 7 481 | 2 574 |
| Auszahlungen für Investitionen in das Anlagevermögen | − 4 293 | − 3 460 |
| Erwerb von Beteiligungen | − 8 047 | − 26 801 |
| Cashflow aus Investitionstätigkeit | − 11 710 | − 26 656 |
| Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten | − 15 458 | 3 249 |
| Tilgung von Finanzverbindlichkeiten | − 446 | − 5 356 |
| Aufnahme langfristiger Finanzverbindlichkeiten | 3 333 | 175 |
| Einzahlungen aus Kapitalerhöhung | 0 | 29 873 |
| Cashflow aus der Finanzierungstätigkeit | − 12 571 | 27 941 |
| Einfluss von Wechselkursänderungen auf die Zahlungsmittel | 1 213 | − 34 |
| Zahlungswirksame Veränderungen des Finanzmittelbestandes | − 674 | 16 782 |
| Finanzmittelbestand am Anfang der Periode | 46 828 | 30 046 |
| Finanzmittelbestand am Ende der Periode | 46 154 | 46 828 |

## Entwicklung des Konzern-Anlagevermögens

**Kontron AG, Eching**

(in TEUR)

| | Anschaffungs- und Herstellungskosten | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Vortrag 1. 1. 2002 | Währungs-änderungen | Veränderung des Konsolidierungskreises | Zugänge aus Investitionen | Umgliederungen | Zuschreibungen | Abgänge | Stand 31. 12. 2002 |
| **I. Immaterielle Vermögensgegenstände** | | | | | | | | |
| 1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten | 21 172 | – 2 619 | 13 | 2 353 | – 43 | 0 | 390 | 20 486 |
| 2. Firmenwert | 87 363 | – 4 429 | 34 416 | 9 515 | 0 | 0 | – 1 | 126 866 |
| | 108 535 | – 7 048 | 34 429 | 11 868 | – 43 | 0 | 389 | 147 352 |
| **II. Sachanlagen** | | | | | | | | |
| 1. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken | 20 855 | – 1 130 | 2 670 | 409 | 0 | 0 | – 5 | 22 809 |
| 2. Technische Anlagen und Maschinen | 21 771 | – 2 001 | 1 598 | 671 | – 91 | 0 | 2 477 | 19 471 |
| 3. Andere Anlagen, Betriebs- und Geschäftsausstattung | 17 033 | – 1 713 | 2 446 | 860 | 134 | 0 | 1 876 | 16 884 |
| 4. Leasinggegenstände | 3 034 | – 207 | 0 | 0 | 0 | 0 | 557 | 2 270 |
| | 62 693 | – 5 051 | 6 714 | 1 940 | 43 | 0 | 4 905 | 61 434 |
| **III. Finanzanlagen** | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen | 8 777 | 3 497 | 4 | 38 903 | 0 | 116 | 44 764 | 6 533 |
| 2. Wertpapiere des Anlagevermögens | 151 | 4 | 452 | 2 985 | 0 | 0 | 110 | 3 482 |
| | 8 928 | 3 501 | 456 | 41 888 | 0 | 116 | 44 874 | 10 015 |
| | 180 156 | – 8 598 | 41 599 | 55 696 | 0 | 116 | 50 168 | 218 801 |

| | Abschreibungen | | | | | | | | Buchwerte | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Vortrag 1. 1. 2002 | Währungs-änderungen | Änderung des Konsolidierungskreises | Abschreibungen des Geschäftsjahres | Umgliederungen | Zuschreibungen | Abgänge | Stand 31. 12. 2002 | 31. 12. 2002 | 31. 12. 2001 |
| **I. Immaterielle Vermögensgegenstände** | | | | | | | | | | |
| 1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte | 7 786 | – 1 006 | 381 | 3 877 | 193 | 0 | 205 | 11 026 | 9 460 | 13 386 |
| 2. Firmenwert | 12 337 | – 955 | 4 071 | 9 894 | 0 | 851 | – 1 | 26 199 | 100 667 | 75 026 |
| | 20 123 | – 1 961 | 4 452 | 13 771 | 193 | 851 | 204 | 37 225 | 110 127 | 88 412 |
| **II. Sachanlagen** | | | | | | | | | | |
| 1. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken | 8 271 | – 418 | 182 | 829 | 0 | 0 | – 27 | 8 891 | 13 918 | 12 584 |
| 2. Technische Anlagen und Maschinen | 18 717 | – 1 693 | 1 159 | 1 306 | – 38 | 0 | 2 511 | 16 942 | 2 529 | 3 054 |
| 3. Andere Anlagen, Betriebs- und Geschäftsausstattung | 12 254 | – 1 161 | 1 578 | 2 116 | – 157 | 0 | 1 838 | 12 792 | 4 092 | 4 779 |
| 4. Leasinggegenstände | 1 051 | – 0 | 0 | 206 | 0 | 0 | 286 | 891 | 1 379 | 1 983 |
| | 40 293 | – 3 352 | 2 919 | 4 457 | – 193 | 0 | 4 608 | 39 516 | 21 918 | 22 400 |
| **III. Finanzanlagen** | | | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen | 6 596 | – 9 | 0 | 6 448 | 0 | 0 | 8 160 | 4 875 | 1 658 | 2 181 |
| 2. Wertpapiere des Anlagevermögens | 0 | 0 | 135 | 269 | 0 | 0 | 0 | 404 | 3 078 | 151 |
| | 6 596 | – 9 | 135 | 6 717 | 0 | 0 | 8 160 | 5 279 | 4 736 | 2 332 |
| | 67 012 | – 5 322 | 7 506 | 24 945 | 0 | 851 | 12 972 | 82 020 | 136 781 | 113 144 |

# Konzernanhang

**der Kontron AG, Eching**

## Grundlagen und Methoden

### 1. Geschäftstätigkeit und Konzernrechnungslegung

Kontron ist ein multinationaler Entwickler und Hersteller von hochwertigen Embedded Computers für den Einsatz in medizinischen Geräten, in Telekommunikationseinrichtungen und in industriellen Steuerungssystemen. Am 31. Dezember 2002 gehörten zum Konzern neben dem Mutterunternehmen, der Kontron AG, Eching, 11 produzierende Tochterunternehmen (Vorjahr: 7) im In- und Ausland und deren Vertriebstochtergesellschaften. Die Produktionsstandorte befinden sich im Inland in Eching (bei München), in Kaufbeuren und in Deggendorf. Im Ausland produzieren wir in Kanada, in den USA und in Taiwan. Wir vermarkten derzeit unsere Produkte in mehr als zwanzig Ländern, wobei die Schwerpunkte in Europa, Nordamerika und in Asien liegen. Die Kundenstruktur reicht von kleinen Firmen bis zu Großfirmen, die hauptsächlich in den Bereichen industrielle Automatisierung, Telekommunikation, Medien, Einzel- und Großhandel, Medizintechnik, im öffentlichen Dienstleistungsbereich bis hin zu Informationsstellen und Verkaufsstellen tätig sind.

Die Konzernrechnungslegung (Konzernbilanzen zum 31. Dezember 2002 und 2001, Konzern-Gewinn- und Verlustrechnungen, Konzernkapitalflussrechnungen und Aufstellung über die Entwicklung des Konzerneigenkapitals der Geschäftsjahre 2002 und 2001) wurde nach den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt.

Zur Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach deutschem Recht wurde die Konzernrechnungslegung um einen Konzernlagebericht und weitere Erläuterungen gemäß § 292 a HGB ergänzt. Damit entspricht der im Handelsregister zu hinterlegende und im Bundesanzeiger zu veröffentlichende Konzernabschluss und Konzernlagebericht der Vierten und Siebenten Richtlinie des Rates der Europäischen Gemeinschaften. Bei der Interpretation dieser Richtlinien haben wir uns auf den Deutschen Rechnungslegungsstandard Nr. 1 (DRS 1) sowie Nr. 1 a (DRS 1 a) gestützt.

Der Konzernabschluss ist in Euro aufgestellt. Sofern nicht ausdrücklich anders vermerkt, erfolgen alle Angaben in Tausend Euro (TEUR).

### 2. Erläuterung der wesentlichen im befreienden Konzernabschluss vom deutschen Recht abweichend angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden

**Grundsätzliche Unterschiede:**

Hinter der deutschen und der US-amerikanischen Rechnungslegung stehen grundsätzlich unterschiedliche Betrachtungsweisen. Während die Rechnungslegung nach HGB das Vorsichtsprinzip und den Gläubigerschutz in den Vordergrund stellt, ist die Bereitstellung entscheidungsrelevanter Informationen für den Aktionär das vorrangige Ziel der US-Rechnungslegung. Daher wird auch der Vergleichbarkeit der Jahresabschlüsse – sowohl über verschiedene Jahre hinweg als auch von unterschiedlichen Unternehmen – sowie der periodengerechten Erfolgsermittlung nach US-GAAP ein höherer Stellenwert eingeräumt als nach HGB.

**Rückstellungen:**

Rückstellungen werden in der US-amerikanischen Bilanzierungspraxis grundsätzlich nicht separat, sondern unter den Verbindlichkeiten (Liabilities) ausgewiesen. Um die Vorschriften der EU-Richtlinien zu erfüllen, weisen wir Rückstellungen in den Erläuterungen zur Bilanz gesondert aus. Die Möglichkeiten zur Bildung von Rückstellungen sind in der US-Rechnungslegung deutlich restriktiver geregelt als nach HGB. Rückstellungen sind zu bilden, wenn eine Verpflichtung gegenüber einem Dritten besteht, die Inanspruchnahme wahrscheinlich und die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig abzuschätzen ist. Aufwandsrückstellungen sind nach US-amerikanischen Vorschriften nicht zulässig.

Pensionsrückstellungen werden – anders als nach deutschen Grundsätzen – unter Berücksichtigung erwarteter Lohn- und Gehaltssteigerungen ermittelt. Zur Berechnung wird nicht der im deutschen Steuerrecht geltende Abzinsungssatz von 6% zugrunde gelegt; vielmehr fließen in den US-Wert die jeweiligen Realzinsen einzelner Länder ein.

**Firmenwert und immaterielle Vermögensgegenstände, die eine unbestimmte Nutzungsdauer aufweisen:**

Der Firmenwert und immaterielle Vermögensgegenstände müssen nach US-amerikanischen Vorschriften aktiviert werden. Geschäftswerte und immaterielle Vermögensgegenstände, die aus vor dem 1. Juli [illegible]

Negative Firmenwerte sind im Gegensatz zu deutschem Recht im Geschäftsjahr 2002 vollständig ertragswirksam aufzulösen.

**Außerplanmäßige Abschreibungen:**

Außerplanmäßige Abschreibungen sind nach US-amerikanischen Vorschriften im Anlagevermögen vorzunehmen, wenn die Summe der undiskontierten Cashflows aus der weiteren Nutzung unter den Buchwert sinkt. Dieser sogenannte „Recoverability"-Test ist nur bei konkreten Anzeichen auf Wertberichtigungsbedarf vorgeschrieben. Das HGB sieht einen solchen Test nicht vor. Bei Vorliegen konkreter Anzeichen auf Wertberichtigungsbedarf wird direkt ein Vergleich zwischen Buchwert und beizulegendem Wert durchgeführt.

**Eigene Anteile:**

Nach US-GAAP werden eigene Anteile zu Anschaffungskosten offen vom Eigenkapital abgesetzt. Demgegenüber ist nach deutschem Recht der Ausweis der eigenen Anteile unter den Wertpapieren des Umlaufvermögens und die Bewertung gemäß Niederstwertprinzip vorgeschrieben. Parallel ist in gleicher Höhe eine Rücklage für eigene Anteile zu bilden. Für Anteile, die zur Einziehung bestimmt sind, ist nach deutschem Recht hingegen die offene Absetzung vorgesehen. In diesem Fall ist der anteilige Nennbetrag vom gezeichneten Kapital abzusetzen, und der Unterschiedsbetrag zwischen dem Nennwert und dem Kaufpreis ist mit den anderen Gewinnrücklagen zu verrechnen. Darüber hinausgehende Anschaffungskosten sind aufwandswirksam zu berücksichtigen.

**Unrealisierte Gewinne:**

Nach deutschem Recht sind dem Imparitätsprinzip zufolge nur unrealisierte Verluste zu bilanzieren, während nach US-GAAP auch bestimmte unrealisierte Gewinne ausgewiesen werden müssen. Dies schlägt sich insbesondere bei der Erfassung unrealisierter Gewinne aus der Stichtagsbewertung von Fremdwährungsbeträgen und derivativen Finanzinstrumenten nieder.

Wertpapiere sind entsprechend den deutschen Bilanzierungsvorschriften zu Anschaffungskosten oder niedrigeren Marktwerten anzusetzen. Die US-amerikanischen Rechnungslegungsvorschriften verlangen hingegen, dass Wertpapiere auch zu höheren Marktwerten zu bilanzieren sind, wobei die Veränderungen im Marktwert entweder unmittelbar in der Gewinn- und Verlustrechnung oder im Eigenkapital zu erfassen sind.

**Leasing:**

Die Aktivierung von Leasing-Gegenständen erfolgt nach US-GAAP nicht beim rechtlichen, sondern beim wirtschaftlichen Eigentümer. Beim sogenannten „Capital Lease" liegen die Risiken und Chancen aus dem Eigentum am Leasing-Gegenstand überwiegend beim Leasing-Nehmer, ohne dass zugleich das rechtliche Eigentum übergeht. Nach US-GAAP wird ein solcher „Capital Lease" wie ein Kauf behandelt, d. h. der Leasing-Nehmer aktiviert den Leasing-Gegenstand und weist eine entsprechende Verbindlichkeit aus. Dementsprechend bucht der Leasing-Geber eine Forderung aus Absatzfinanzierung ein und einen Umsatz aus dem Verkauf des Leasing-Gegenstandes.

**Latente Steuern:**

Nach US-GAAP besteht eine Ansatzpflicht für aktive und passive latente Steuern, die aus temporären Differenzen zwischen steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz entstehen. Steuerliche Verlustvorträge stellen, soweit nutzbar, wegen der künftig verminderten Steuerzahlungen einen wirtschaftlichen Nutzen dar. Zum Zeitpunkt der Verlustentstehung ist daher der künftige (latente) Steuervorteil in Abhängigkeit von seiner Realisierbarkeit zu aktivieren.

### 3. Grundsätze der Rechnungslegung und Konsolidierung

**Konsolidierungsgrundsätze:**

Die Kontron AG und alle wesentlichen, in Mehrheitsbesitz stehenden Tochterunternehmen, die unter der rechtlichen und faktischen Kontrolle der Kontron AG stehen, sind in den Konzernabschluss einbezogen. Die übrigen Beteiligungen sind zu Anschaffungskosten angesetzt. Alle signifikanten Geschäftsbeziehungen zu diesen in Mehrheitsbesitz stehenden Tochtergesellschaften werden eliminiert. Wesentliche, in Mehrheitsbesitz befindliche Tochterunternehmen, deren Anteile mit der Absicht der Weiterveräußerung in naher Zukunft erworben wurden, werden nach der Equity-Methode bilanziert.

[illegible]

| | | rungskreises | titionen | | | | 31. 12. 2002 |
|---|---|---|---|---|---|---|---|---|
| **I. Immaterielle Vermögensgegenstände** | | | | | | | | |
| 1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten | 21 172 | – 2 619 | 13 | 2 353 | – 43 | 0 | 390 | 20 486 |
| 2. Firmenwert | 87 363 | – 4 429 | 34 416 | 9 515 | 0 | 0 | – 1 | 126 866 |
| | 108 535 | – 7 048 | 34 429 | 11 868 | – 43 | 0 | 389 | 147 352 |
| **II. Sachanlagen** | | | | | | | | |
| 1. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken | 20 855 | – 1 130 | 2 670 | 409 | 0 | 0 | – 5 | 22 809 |
| 2. Technische Anlagen und Maschinen | 21 771 | – 2 001 | 1 598 | 671 | – 91 | 0 | 2 477 | 19 471 |
| 3. Andere Anlagen, Betriebs- und Geschäftsausstattung | 17 033 | – 1 713 | 2 446 | 880 | 134 | 0 | 1 876 | 16 884 |
| 4. Leasinggegenstände | 3 034 | – 207 | 0 | 0 | 0 | 0 | 557 | 2 270 |
| | 62 693 | – 5 051 | 6 714 | 1 940 | 43 | 0 | 4 905 | 61 434 |
| **III. Finanzanlagen** | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen | 6 777 | 3 497 | 4 | 38 903 | 0 | 116 | 44 764 | 6 533 |
| 2. Wertpapiere des Anlagevermögens | 151 | 4 | 452 | 2 985 | 0 | 0 | 110 | 3 482 |
| | 6 928 | 3 501 | 456 | 41 888 | 0 | 116 | 44 874 | 10 015 |
| | 180 156 | – 8 598 | 41 599 | 55 696 | 0 | 116 | 50 168 | 218 801 |

| | Vortrag 1. 1. 2002 | Währungs-änderungen | Änderung des Konsolidierungskreises | Abschreibungen: Abschreibungen des Geschäftsjahres | Abschreibungen: Umgliederungen | Zuschreibungen | Abgänge | Stand 31. 12. 2002 | Buchwerte 31. 12. 2002 | Buchwerte 31. 12. 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **I. Immaterielle Vermögensgegenstände** | | | | | | | | | | |
| 1. Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte | 7 786 | – 1 006 | 381 | 3 877 | 193 | 0 | 205 | 11 026 | 9 460 | 13 386 |
| 2. Firmenwert | 12 337 | – 955 | 4 071 | 9 894 | 0 | 851 | – 1 | 26 199 | 100 667 | 75 026 |
| | 20 123 | – 1 961 | 4 452 | 13 771 | 193 | 851 | 204 | 37 225 | 110 127 | 88 412 |
| **II. Sachanlagen** | | | | | | | | | | |
| 1. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken | 8 271 | – 418 | 182 | 829 | 0 | 0 | – 27 | 8 891 | 13 918 | 12 584 |
| 2. Technische Anlagen und Maschinen | 18 717 | – 1 693 | 1 159 | 1 306 | – 36 | 0 | 2 511 | 16 942 | 2 529 | 3 054 |
| 3. Andere Anlagen, Betriebs- und Geschäftsausstattung | 12 254 | – 1 161 | 1 578 | 2 116 | – 157 | 0 | 1 838 | 12 792 | 4 092 | 4 779 |
| 4. Leasinggegenstände | 1 051 | – 0 | 0 | 206 | 0 | 0 | 286 | 891 | 1 379 | 1 983 |
| | 40 293 | – 3 352 | 2 919 | 4 457 | – 193 | 0 | 4 608 | 39 516 | 21 918 | 22 400 |
| **III. Finanzanlagen** | | | | | | | | | | |
| 1. Anteile an verbundenen Unternehmen | 6 596 | – 9 | 0 | 6 448 | 0 | 0 | 8 160 | 4 875 | 1 658 | 2 181 |
| 2. Wertpapiere des Anlagevermögens | 0 | 0 | 135 | 269 | 0 | 0 | 0 | 404 | 3 078 | 151 |
| | 6 596 | – 9 | 135 | 6 717 | 0 | 0 | 8 160 | 5 279 | 4 736 | 2 332 |
| | 67 012 | – 5 322 | 7 506 | 24 945 | 0 | 851 | 12 972 | 82 020 | 136 781 | 113 144 |

# Konzernanhang
## der Kontron AG, Eching

## Grundlagen und Methoden

### 1. Geschäftstätigkeit und Konzernrechnungslegung

Kontron ist ein multinationaler Entwickler und Hersteller von hochwertigen Embedded Computers für den Einsatz in medizinischen Geräten, in Telekommunikationseinrichtungen und in industriellen Steuerungssystemen. Am 31. Dezember 2002 gehörten zum Konzern neben dem Mutterunternehmen, der Kontron AG, Eching, 11 produzierende Tochterunternehmen (Vorjahr: 7) im In- und Ausland und deren Vertriebstochtergesellschaften. Die Produktionsstandorte befinden sich im Inland in Eching (bei München), in Kaufbeuren und in Deggendorf. Im Ausland produzieren wir in Kanada, in den USA und in Taiwan. Wir vermarkten derzeit unsere Produkte in mehr als zwanzig Ländern, wobei die Schwerpunkte in Europa, Nordamerika und in Asien liegen. Die Kundenstruktur reicht von kleinen Firmen bis zu Großfirmen, die hauptsächlich in den Bereichen industrielle Automatisierung, Telekommunikation, Medien, Einzel- und Großhandel, Medizintechnik, im öffentlichen Dienstleistungsbereich bis hin zu Informationsstellen und Verkaufsstellen tätig sind.

Die Konzernrechnungslegung (Konzernbilanzen zum 31. Dezember 2002 und 2001, Konzern-Gewinn- und Verlustrechnungen, Konzernkapitalflussrechnungen und Aufstellung über die Entwicklung des Konzerneigenkapitels der Geschäftsjahre 2002 und 2001) wurde nach den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) aufgestellt.

Zur Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach deutschem Recht wurde die Konzernrechnungslegung um einen Konzernlagebericht und weitere Erläuterungen gemäß § 292 a HGB ergänzt. Damit entspricht der im Handelsregister zu hinterlegende und im Bundesanzeiger zu veröffentlichende Konzernabschluss und Konzernlagebericht der Vierten und Siebenten Richtlinie des Rates der Europäischen Gemeinschaften. Bei der Interpretation dieser Richtlinien haben wir uns auf den Deutschen Rechnungslegungsstandard Nr. 1 (DRS 1) sowie Nr. 1 a (DRS 1 a) gestützt.

Der Konzernabschluss ist in Euro aufgestellt. Sofern nicht ausdrücklich anders vermerkt, erfolgen alle Angaben in Tausend Euro (TEUR).

### 2. Erläuterung der wesentlichen im befreienden Konzernabschluss vom deutschen Recht abweichend angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden

**Grundsätzliche Unterschiede:**

Hinter der deutschen und der US-amerikanischen Rechnungslegung stehen grundsätzlich unterschiedliche Betrachtungsweisen. Während die Rechnungslegung nach HGB das Vorsichtsprinzip und den Gläubigerschutz in den Vordergrund stellt, ist die Bereitstellung entscheidungsrelevanter Informationen für den Aktionär das vorrangige Ziel der US-Rechnungslegung. Daher wird auch der Vergleichbarkeit der Jahresabschlüsse – sowohl über verschiedene Jahre hinweg als auch von unterschiedlichen Unternehmen – sowie der periodengerechten Erfolgsermittlung nach US-GAAP ein höherer Stellenwert eingeräumt als nach HGB.

**Rückstellungen:**

Rückstellungen werden in der US-amerikanischen Bilanzierungspraxis grundsätzlich nicht separat, sondern unter den Verbindlichkeiten (Liabilities) ausgewiesen. Um die Vorschriften der EU-Richtlinien zu erfüllen, weisen wir Rückstellungen in den Erläuterungen zur Bilanz gesondert aus. Die Möglichkeiten zur Bildung von Rückstellungen sind in der US-Rechnungslegung deutlich restriktiver geregelt als nach HGB. Rückstellungen sind zu bilden, wenn eine Verpflichtung gegenüber einem Dritten besteht, die Inanspruchnahme wahrscheinlich und die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig abzuschätzen ist. Aufwandsrückstellungen sind nach US-amerikanischen Vorschriften nicht zulässig.

Pensionsrückstellungen werden – anders als nach deutschen Grundsätzen – unter Berücksichtigung erwarteter Lohn- und Gehaltssteigerungen ermittelt. Zur Berechnung wird nicht der im deutschen Steuerrecht geltende Abzinsungssatz von 6% zugrunde gelegt; vielmehr fließen in den US-Wert die jeweiligen Realzinsen einzelner Länder ein.

**Firmenwert und immaterielle Vermögensgegenstände, die eine unbestimmte Nutzungsdauer aufweisen:**

Der Firmenwert und immaterielle Vermögensgegenstände müssen nach US-amerikanischen Vorschriften aktiviert werden. Geschäftswerte und immaterielle Vermögensgegenstände, die aus vor dem 1. Juli 2001 abgeschlossenen Unternehmenserwerben stammen bzw. deren Anschaffung vor dem 1. Juli 2001 erfolgte, wurden noch bis 31. Dezember 2001 planmäßig abgeschrieben. Geschäftswerte und immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer, die nach diesem Zeitpunkt angeschafft wurden, sind nicht mehr planmäßig abzuschreiben, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen.

Die Anwendung der Erwerbsmethode ist für alle Unternehmenserwerbe zwingend vorgeschrieben, die nach dem 30. Juni 2001 abgeschlossen wurden. Die nach HGB mögliche Verrechnung von Geschäftswerten mit dem Eigenkapital ist nicht zulässig.

Negative Firmenwerte sind im Gegensatz zu deutschem Recht im Geschäftsjahr 2002 vollständig ertragswirksam aufzulösen.

**Außerplanmäßige Abschreibungen:**

Außerplanmäßige Abschreibungen sind nach US-amerikanischen Vorschriften im Anlagevermögen vorzunehmen, wenn die Summe der undiskontierten Cashflows aus der weiteren Nutzung unter den Buchwert sinkt. Dieser sogenannte „Recoverability(-Test ist nur bei konkreten Anzeichen auf Wertberichtigungsbedarf vorgeschrieben. Das HGB sieht einen solchen Test nicht vor. Bei Vorliegen konkreter Anzeichen auf Wertberichtigungsbedarf wird direkt ein Vergleich zwischen Buchwert und beizulegendem Wert durchgeführt.

**Eigene Anteile:**

Nach US-GAAP werden eigene Anteile zu Anschaffungskosten offen vom Eigenkapital abgesetzt. Demgegenüber ist nach deutschem Recht der Ausweis der eigenen Anteile unter den Wertpapieren des Umlaufvermögens und die Bewertung gemäß Niederstwertprinzip vorgeschrieben. Parallel ist in gleicher Höhe eine Rücklage für eigene Anteile zu bilden. Für Anteile, die zur Einziehung bestimmt sind, ist nach deutschem Recht hingegen die offene Absetzung vorgesehen. In diesem Fall ist der anteilige Nennbetrag vom gezeichneten Kapital abzusetzen, und der Unterschiedsbetrag zwischen dem Nennwert und dem Kaufpreis ist mit den anderen Gewinnrücklagen zu verrechnen. Darüber hinausgehende Anschaffungskosten sind aufwandswirksam zu berücksichtigen.

**Unrealisierte Gewinne:**

Nach deutschem Recht sind dem Imparitätsprinzip zufolge nur unrealisierte Verluste zu bilanzieren, während nach US-GAAP auch bestimmte unrealisierte Gewinne ausgewiesen werden müssen. Dies schlägt sich insbesondere bei der Erfassung unrealisierter Gewinne aus der Stichtagsbewertung von Fremdwährungsbeträgen und derivativen Finanzinstrumenten nieder.

Wertpapiere sind entsprechend den deutschen Bilanzierungsvorschriften zu Anschaffungskosten oder niedrigeren Marktwerten anzusetzen. Die US-amerikanischen Rechnungslegungsvorschriften verlangen hingegen, dass Wertpapiere auch zu höheren Marktwerten zu bilanzieren sind, wobei die Veränderungen im Marktwert entweder unmittelbar in der Gewinn- und Verlustrechnung oder im Eigenkapital zu erfassen sind.

**Leasing:**

Die Aktivierung von Leasing-Gegenständen erfolgt nach US-GAAP nicht beim rechtlichen, sondern beim wirtschaftlichen Eigentümer. Beim sogenannten „Capital Lease" liegen die Risiken und Chancen aus dem Eigentum am Leasing-Gegenstand überwiegend beim Leasing-Nehmer, ohne dass zugleich das rechtliche Eigentum übergeht. Nach US-GAAP wird ein solcher „Capital Lease" wie ein Kauf behandelt, d. h. der Leasing-Nehmer aktiviert den Leasing-Gegenstand und weist eine entsprechende Verbindlichkeit aus. Dementsprechend bucht der Leasing-Geber eine Forderung aus Absatzfinanzierung ein und einen Umsatz aus dem Verkauf des Leasing-Gegenstandes.

**Latente Steuern:**

Nach US-GAAP besteht eine Ansatzpflicht für aktive und passive latente Steuern, die aus temporären Differenzen zwischen steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz entstehen. Steuerliche Verlustvorträge stellen, soweit nutzbar, wegen der künftig verminderten Steuerzahlungen einen wirtschaftlichen Nutzen dar. Zum Zeitpunkt der Verlustentstehung ist daher der künftige (latente) Steuervorteil in Abhängigkeit von seiner Realisierbarkeit zu aktivieren.

### 3. Grundsätze der Rechnungslegung und Konsolidierung

**Konsolidierungsgrundsätze:**

Die Kontron AG und alle wesentlichen, in Mehrheitsbesitz stehenden Tochterunternehmen, die unter der rechtlichen und faktischen Kontrolle der Kontron AG stehen, sind in den Konzernabschluss einbezogen. Die übrigen Beteiligungen sind zu Anschaffungskosten angesetzt. Alle signifikanten Geschäftsbeziehungen zu diesen in Mehrheitsbesitz stehenden Tochtergesellschaften werden eliminiert. Wesentliche, in Mehrheitsbesitz befindliche Tochterunternehmen, deren Anteile mit der Absicht der Weiterveräußerung in naher Zukunft erworben wurden, werden nach der Equity-Methode bilanziert.

Die Kapitalkonsolidierung erfolgt nach der Buchwertmethode durch Verrechnung der Anschaffungskosten mit dem auf das Mutterunternehmen entfallenden anteiligen Eigenkapital zum Erwerbszeitpunkt (Purchase Method of Accounting). Eine Differenz zwischen den Anschaffungskosten und dem anteiligen Eigenkapital wird ganz oder teilweise den Vermögensgegenständen des Tochterunternehmens zugeordnet. Ein verbleibender aktiver Unterschiedsbetrag wird als positiver, ein passiver Unterschiedsbetrag als negativer Firmenwert aktiviert bzw. passiviert und über die voraussichtliche Nutzungsdauer ergebniswirksam abgeschrieben oder aufgelöst. Firmenwerte aus dem Erwerb von Unternehmen ab dem 1. Juli 2001 werden gemäß Statement of Financial Accounting Standards No. 142 (SFAS 142) nicht mehr planmäßig abgeschrieben. Im Konzernabschluss werden alle Forderungen und

Verbindlichkeiten sowie Aufwendungen und Erträge zwischen den einbezogenen Unternehmen eliminiert.

**Währungsumrechnung:**

Die Vermögensgegenstände und Schulden der ausländischen Tochterunternehmen, deren funktionale Währung nicht Euro ist, werden nach dem Konzept der funktionalen Währung mit den Mittelkursen am Bilanzstichtag, die Aufwendungen und Erträge mit den umsatzgewichteten Jahresdurchschnittskursen in Euro umgerechnet. Währungsgewinne oder -verluste aus der Umrechnung der ausländischen Jahresabschlüsse in die Konzernwährung werden als erfolgsneutrale Eigenkapitalveränderungen innerhalb des Eigenkapitals gezeigt.

Die Umrechnungspraxis der Gesellschaft entspricht SFAS No. 52 („Foreign Currency Translation"). Aufgrund der 2002 und 2001 in der Russischen Föderation vorherrschenden hyperinflationären Wirtschaftsverhältnisse wurde der Euro (die Berichtswährung der Gesellschaft) als funktionale Währung der Gesellschaft festgelegt. Mit Wirkung vom 1. Januar 2003 gilt die russische Wirtschaft zu Bilanzierungszwecken nicht mehr als hyperinflationär. Die Geschäftsleitung ist derzeit mit der Festlegung ihrer funktionalen Währung (Basiswährung) befasst.

**Umsatzrealisierung:**

Umsätze aus Produktverkäufen werden im Zeitpunkt der Auslieferung erfasst, da die Gesellschaft zu diesem Zeitpunkt die Wertschöpfung als abgeschlossen betrachtet. Umsätze aus Dienstleistungen und Technologieberatung werden nach Durchführung des Auftrages realisiert. Die Umsatzerlöse werden in Höhe ihres Nettowertes, d. h. abzüglich Skonti, Rabatte und Rücksendungen, ausgewiesen.

**Produktbezogene Aufwendungen:**

Aufwendungen für Werbung und Absatzförderung sowie sonstige absatzbezogene Aufwendungen werden im Zeitpunkt ihres Anfalls ergebniswirksam erfasst. Rückstellungen für Gewährleistungen werden im Zeitpunkt der Auslieferung gebildet. Aufwendungen für Forschung und Entwicklung werden bei Anfall ergebniswirksam behandelt.

**Comprehensive Income (Gesamtergebnis):**

Nach SFAS 130 („Reporting Comprehensive Income") sind die Bestandteile des Comprehensive Income gesondert darzustellen. Das Comprehensive Income setzt sich zusammen aus dem Jahresergebnis der Gewinn- und Verlustrechnung und den ergebnisneutralen Eigenkapitalveränderungen (Other Comprehensive Income).

In den Geschäftsjahren 2001 und 2002 entwickelte sich das Comprehensive Income wie folgt:

| | Continued Operations | Discontinued Operations | Change in Accounting Principles | Jahresüberschuss | Ergebnisneutrale Eigenkapitalveränderungen aus Marktbewertung von Wertpapieren | Ergebnisneutrale Eigenkapitalveränderungen Aus Währungsumrechnung | Insgesamt |
|---|---|---|---|---|---|---|---|
| 2001 | 3 682 | 0 | 0 | 3 682 | 95 | – 2 642 | 1 135 |
| 2002 | 1 137 | – 2 932 | 2 464 | 669 | 0 | – 11 697 | 11 028 |

**Ergebnis je Aktie:**

Bei Vorliegen von Verwässerungseffekten sind zwei Kenngrößen für das Ergebnis je Aktie anzugeben. Bei der Kenngröße „Ergebnis je Aktie" („basic earnings per share") wird der Verwässerungseffekt nicht berücksichtigt; der Konzernjahresüberschuss wird durch den gewogenen Durchschnitt der Zahl der ausgegebenen Aktien dividiert. Die Kenngröße „Ergebnis je Aktie (voll verwässert)" („diluted earnings per share") berücksichtigt nicht nur tatsächlich ausgegebene, sondern auch aufgrund von Optionsrechten erhältliche Aktien. Der Konzernjahresüberschuss stellt das im Konzern insgesamt erwirtschaftete Ergebnis des Jahres dar, von dem die auf Minderheitsgesellschafter entfallenden Anteile abgesetzt oder hinzugerechnet sind. Das Ergebnis je Aktie errechnet sich durch Division des Jahresüberschusses mit der durchschnittlichen Anzahl der insgesamt ausgegebenen Aktien. Die Ermittlung des Ergebnisses je Aktie und des Ergebnisses je Aktie (voll verwässert) ist in Anmerkung 28 dargestellt.

**Immaterielle Anlagewerte:**

Erworbene immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und mit Ausnahme der Firmenwerte linear über ihre voraussichtliche Nutzungsdauer von 3 bis 8 Jahren abgeschrieben. Die Buchwerte der immateriellen Vermögensgegenstände werden regelmäßig auf einen zusätzlichen Wertberichtigungsbedarf überprüft.

**Unternehmenskäufe und Firmenwerte:**

Unternehmenskäufe werden nach der Erwerbsmethode (Purchase Method of Accounting) bilanziert. Hiernach wird der Kaufpreis für Unternehmen oder Unternehmensteile den erworbenen materiellen und immateriellen Vermögensgegenständen sowie den Verbindlichkeiten bis zur Höhe der jeweiligen Verkehrswerte zugerechnet. Ein darüber hinaus das Vermögen übersteigender Betrag wird als Firmenwert ausgewiesen. SFAS 142 verlangt, dass Geschäftswerte ab dem Geschäftsjahr 2002 nicht mehr planmäßig abgeschrieben werden, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen sind. SFAS 142 schreibt vor, dass Kontron im Rahmen der erstmaligen Werthaltigkeitsuntersuchung beurteilen muss, ob Anzeichen für eine Wertminderung von Geschäftswerten zum 1. Januar 2002 vorliegen. Hierzu bestimmte Kontron (1) die Berichtseinheiten, (2) das jeweilige Nettovermögen der Berichtseinheiten nach Zuordnung von Vermögensgegenständen und Verbindlichkeiten einschließlich bestehender Geschäftswerte und immaterieller Vermögensgegenstände zu diesen Berichtseinheiten und (3) die Zeitwerte der Berichtseinheiten.

Im ersten Quartal 2002 wurden im Rahmen einer Werthaltigkeitsuntersuchung Abschreibungen auf Firmenwerte in Höhe von TEUR 9 500 vorgenommen. Demgegenüber stehen Erträge aus der Auflösung eines negativen Firmenwertes von TEUR 12 344. Bei der zum Jahresende 2002 erneut durchgeführten Werthaltigkeitsuntersuchung der Kontron wurde ein weiterer Wertberichtigungsbedarf zum 31. Dezember 2002 in Höhe von TEUR 380 festgestellt.

Unternehmen, bei deren Erwerb ein Wiederverkauf binnen Jahresfrist beabsichtigt ist, werden gemäß APB 18 nach der At-Equity-Methode bewertet. Alle bedeutenden konzerninternen Verrechnungen und Transaktionen sowie konzerninterne Gewinne und Verluste, die mit At-Equity bilanzierten Unternehmen durchgeführt werden, werden eliminiert.

**Softwarekosten:**

Die Kontron-Gruppe stattet bestimmte Komponenten ihrer Produkte mit Software aus. Sobald die technologische Machbarkeit eines Produktes feststeht, entstehen dem Konzern nur noch unwesentliche Kosten bis zur Entwicklung der Serienreife. Das SFAS 86 über die Behandlung von Herstellungskosten für Computersoftware, die verkauft, verleast oder anderweitig auf den Markt gebracht werden soll, hat keine wesentliche Auswirkung auf den Konzernabschluss.

**Sachanlagen und anderes langfristiges Vermögen:**

Die Sachanlagen sind zu Anschaffungs- oder Herstellungskosten abzüglich planmäßiger und außerplanmäßiger Abschreibungen bilanziert. Die planmäßigen Abschreibungen erfolgen nach der linearen oder degressiven Methode über den Zeitraum der voraussichtlichen Nutzungsdauer. Hierbei wird von folgenden Abschreibungszeiträumen ausgegangen: 25 bis 60 Jahre für Gebäude, 8 bis 20 Jahre für Grundstückseinrichtungen, 3 bis 8 Jahre für technische Anlagen und Maschinen sowie 2 bis 10 Jahre für die Betriebs- und Geschäftsausstattung. Die Buchwerte der Sachanlagen werden auf Werthaltigkeit überprüft, sobald veränderte Rahmenbedingungen oder konkrete Ereignisse darauf hindeuten, dass außerplanmäßige Abschreibungen auf den niedrigeren beizulegenden Wert erforderlich sein könnten. Die Werthaltigkeit der Sachanlagen wird anhand eines Vergleiches von Buchwert und den zukünftig durch die Nutzung erzielbaren Netto-Cashflow beurteilt. Die vorzunehmende Abschreibung wird als Unterschied zwischen dem Buchwert und dem Marktwert bestimmt. Sachanlagen, die veräußert werden sollen, werden mit dem niedrigeren Wert aus Buchwert und Verkehrswert abzüglich Verkaufskosten bilanziert.

**Wertpapiere und Beteiligungen:**

Wertpapiere sind als „available for sale" klassifiziert und werden mit den Marktpreisen am Bilanzstichtag aktiviert. Unrealisierte Gewinne und Verluste aus der Marktbewertung werden ergebnisneutral in Other Comprehensive Income erfasst. Beteiligungen sind zu Anschaffungskosten bewertet. Bei dauerhaften Wertminderungen werden Abschreibungen vorgenommen.

**Vorräte:**

Die Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Marktpreisen angesetzt; dabei kommt im Wesentlichen die Durchschnittsmethode oder das FiFo-Verfahren zur Anwendung. Die Herstellungskosten enthalten neben den Material- und Fertigungseinzelkosten anteilige Material- und Fertigungsgemeinkosten einschließlich Abschreibungen.

**Forderungen:**

raussichtlichen Inanspruchnahme gebildet, wenn eine Verpflichtung gegenüber Dritten besteht und die Inanspruchnahme wahrscheinlich ist.

**Verwendung von Schätzwerten:**

Im Konzernabschluss müssen in einem gewissen Umfang Schätzungen vorgenommen und Annahmen getroffen werden, die die bilanzierten Vermögensgegenstände und Verbindlichkeiten, die Angabe von Eventualverbindlichkeiten am Bilanzstichtag und den Ausweis von Erträgen und Aufwendungen beeinflussen. Die tatsächlichen Werte können von diesen Schätzungen abweichen.

**Steuern vom Einkommen und vom Ertrag:**

Abgrenzungsposten für aktive und passive latente Steuern werden für erwartete Steuermehr- oder Steuerminderbelastungen gebildet, die aus Abweichungen zwischen den nationalen Steuerbilanzwerten und den Werten der US-GAAP-Bilanz resultieren. Hierbei handelt es sich um zeitliche Bewertungsunterschiede von Vermögensgegenständen und Schulden sowie um zeitliche Unterschiede aufgrund erfolgswirksamer Konsolidierungsbuchungen. Die latenten Steuern werden unter Verwendung der im Zeitpunkt der voraussichtlichen Auflösung der Differenzen erwarteten steuerlichen Rahmenbedingungen berechnet.

**Mitarbeiterbeteiligung:**

Die Gesellschaft macht vom SFAS 123 „Accounting for Stock-Based Compensation" Gebrauch, Mitarbeiterbeteiligungen entsprechend der Accounting Principles Board Opinion No. 25 (APB 25) „Accounting for Stock Issued to Employees" zu bilanzieren. Danach werden Personalaufwendungen, die aus der Abgabe von Aktien unter dem Marktwert an Mitarbeiter resultieren, über den Zeitraum verteilt, in dem das Recht zum Bezug der Aktien verdient wurde. Optionsrechte mit einem Ausübungspreis, der nicht niedriger ist als der Aktienkurs zum Zeitpunkt der Gewährung, gehören nicht zu Personalaufwendungen.

**Konzentration des Kreditrisikos:**

Die Konzernunternehmen entwickeln, produzieren, vermarkten und betreuen Computersysteme für Kunden in verschiedenen Industriebereichen und in mehreren Ländern. Die Gesellschaften überprüfen regelmäßig die den Kunden eingeräumten Lieferkredite und verlangen normalerweise keine zusätzlichen Sicherheiten. In 2001 und 2002 erzielte kein Einzelkunde mehr als 10% des Konzernumsatzes.

**Anteile in Fremdbesitz:**

Kontron weist den auf fremde Gesellschafter entfallenden Anteil am Eigenkapital als Anteile in Fremdbesitz gesondert in der Bilanz und den auf die Anteile in Fremdbesitz entfallenden Gewinn gesondert in der Gewinn- und Verlustrechnung aus. Die Anteile in Fremdbesitz in Höhe von insgesamt TEUR 5 904 betreffen im Wesentlichen mit TEUR 4 280 den von fremden Gesellschaftern gehaltenen Anteil von 45,2% an der Taiwan Mycomp Company Ltd. (TMC), mit TEUR 747 den von fremden Gesellschaftern gehaltenen Anteil von 49,5% an der Kontron Asia Inc., mit TEUR 665 den von fremden Gesellschaftern gehaltenen Anteil von 35,36% an der Kontron Mobile Computing Inc. (KMC) und mit TEUR 39 den von fremden Gesellschaftern gehaltenen Anteil an der RT Soft ZAO von 47,49%.

**Neue Rechnungslegungsvorschriften:**

Im Juli 2001 hat das FASB die Bilanzierungsstandards SFAS 141 („Business Combinations") und SFAS 142 („Goodwill and Other Intangible Assets") veröffentlicht. SFAS 141 verlangt die Anwendung der Erwerbsmethode („Purchase Method") für alle Unternehmenserwerbe, die nach dem 30. Juni 2001 initiiert wurden. SFAS 141 unterscheidet außerdem zwischen erworbenen immateriellen Vermögensgegenständen, die getrennt von einem Geschäftswert zu aktivieren bzw. zu berichten sind und solchen, die in den Geschäftswert einbezogen werden. SFAS 142 verlangt, dass Geschäftswerte nicht mehr planmäßig abgeschrieben werden, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen sind. SFAS 142 regelt weiterhin, dass aktivierte immaterielle Vermögensgegenstände mit bestimmter Nutzungsdauer planmäßig über ihre geschätzte Nutzungsdauer abzuschreiben und gemäß SFAS 144 (siehe unten) auf Wertberichtigungsbedarf zu untersuchen sind. Aktivierte immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer werden nicht planmäßig abgeschrieben, sondern gemäß SFAS 142 auf ihre Werthaltigkeit untersucht und gegebenenfalls auf den niedrigeren Wert abgeschrieben.

Kontron wendet die Regelungen aus SFAS 141 seit 1. Juli 2001 und SFAS 142 seit 1. Januar 2002 an. Diese Statements verlangen, dass Geschäftswerte von Unternehmen, die nach dem 30. Juni 2001 erworben wurden, und immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer, die nach dem 30. Juni 2001 angeschafft wurden, nicht mehr planmäßig abgeschrieben werden. Geschäftswerte aus vor dem 1. Juli 2001 abgeschlossenen Unternehmenserwerben und jegliche immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer, deren Anschaffung vor dem 1. Juli 2001 erfolgte, wurden noch bis 31. Dezember 2001 planmäßig abgeschrieben.

SFAS 142 schreibt vor, dass Kontron im Rahmen der erstmaligen Werthaltigkeitsuntersuchung beurteilen muss, ob Anzeichen für eine Wertminderung von Geschäftswerten zum 1. Januar 2002 vorliegen. Hierzu bestimmte Kontron (1) die Berichtseinheiten, (2) das jeweilige Nettovermögen der Berichtseinheiten nach Zuordnung von Vermögensgegenständen und Verbindlichkeiten einschließlich bestehender Geschäftswerte und immaterieller Vermögensgegenstände zu diesen Berichtseinheiten und (3) die Zeitwerte der Berichtseinheiten.

Negative Firmenwerte aus vergangenen Unternehmenserwerben sind gemäß SFAS 141 im Geschäftsjahr 2002 ertragswirksam aufzulösen. Kontron hat die Auflösung per 1. Januar 2002 vorgenommen.

Im August 2001 wurde vom FASB SFAS 144 („Accounting for the Impairment or Disposal of Long-Lived Assets") veröffentlicht. SFAS 144 behält die bisherige Regelung bei, dass eine Wertberichtigung nur dann zu berücksichtigen ist, wenn der Buchwert des Anlagegegenstandes nicht mehr durch die Summe der für die Zukunft aus dessen weiterer Nutzung erwarteten undiskontierten Cashflows gedeckt ist. Geschäftswerte sind bei der Bestimmung der Buchwerte nicht mehr zuzuordnen. SFAS 144 schreibt vor, dass eine zur Stilllegung vorgesehene Anlage, eine zum Tausch für eine funktionsgleiche Produktionsanlage bestimmte Anlage oder eine im Rahmen einer Abspaltung an die Anteilseigner zurückgegebene Anlage bis zu ihrem Abgang wie eine weiterhin genutzte Anlage zu bilanzieren ist. SFAS 144 verlangt, dass die Restnutzungsdauer einer Anlage entsprechend anzupassen ist, wenn diese außer Betrieb genommen werden soll. SFAS 144 regelt für Gegenstände des Anlagevermögens, die zum Verkauf stehen, dass diese mit dem niedrigeren Wert aus Buchwert und Zeitwert abzüglich Aufwendungen für den Verkauf anzusetzen sind und dass die planmäßige Abschreibung zu beenden ist. Demnach sind zukünftige Verluste aus aufgegebenen Aktivitäten nicht anzusetzen, bevor sie nicht eingetreten sind. Der Konzern wendet SFAS 144 erstmals zum 1. Januar 2002 an. Die erstmalige Anwendung von SFAS 144 hatte keine Auswirkungen auf den Konzernabschluss.

Im April 2002 veröffentlichte das FASB SFAS 145 („Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13 and Technical Corrections"). SFAS 145 verlangt, dass Gewinne und Verluste aus der Tilgung von Schulden als Ergebnis der gewöhnlichen Geschäftstätigkeit und nicht wie bisher nach SFAS 4 als außerordentliches Ergebnis ausgewiesen werden, es sei denn, die Gewinne und Verluste erfüllen die Voraussetzung für eine Klassifizierung als außerordentliches Ergebnis gemäß APB 30. Weiterhin ergänzt SFAS 145 SFAS 13 („Accounting for Leases") dahingehend, dass Inkonsistenzen im Ausweis und der Bewertung von Sale- und Leaseback-Geschäften und solchen Vertragsänderungen, deren wirtschaftliche Auswirkungen Sale- und Leaseback-Transaktionen ähnlich sind, gleich zu behandeln sind. Die Vorschriften des SFAS 145 in Bezug auf die Aufhebung von SFAS 4 müssen in Jahresabschlüssen, die nach dem 15. Mai 2002 beginnen, angewendet werden. Die Vorschriften von SFAS 145, die sich auf SFAS 13 beziehen, sind für Transaktionen, die nach dem 15. Mai 2002 stattfinden, anzuwenden. Die Anwendung dieses Statements hatte keine wesentlichen Auswirkungen auf den Konzernabschluss.

Im Juli 2002 veröffentlichte das FASB SFAS 146 („Accounting for Costs Associated with Exit or Disposal Activities"). Das Statement erfordert, dass Verpflichtungen für Kosten in Zusammenhang mit Beendigungs- oder Veräußerungsvorgängen in der Periode angesetzt werden, in der die Kosten entstanden sind, sofern eine vernünftige Schätzung des Zeitwerts vorgenommen werden kann. Bisher konnten solche Verpflichtungen bereits angesetzt werden, wenn sich das Management zu einem Restrukturierungsplan (selbst) verpflichtete. Die Erfordernisse gemäß SFAS 146 gelten prospektiv für Beendigungs- oder Veräußerungsvorgänge, die nach dem 31. Dezember 2002 initiiert werden. Die rückwirkende Anpassung von Abschlüssen früherer Perioden ist nicht erlaubt. Die Anwendung dieses Statements wird die Abschlüsse des Konzerns für solche Beendigungs- oder Veräußerungsvorgänge beeinflussen, die nach dem 31. Dezember 2002 initiiert werden.

Im November 2002 hat das FASB die Interpretation („FIN") 45 („Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others – an interpretation of FASB statements 5, 57, and 107 and recission of FASB Interpretation 34") herausgegeben. Diese Interpretation verdeutlicht die Angabepflichten, die ein Garantiegeber in seinem Abschluss zu den Verpflichtungen aus diesen von ihm gewährten Garantien zu machen hat. FIN 45 stellt zudem klar, dass ein Garantiegeber zum Zeitpunkt der Garantiezusage eine Passivierung in Höhe des Zeitwerts für die Verpflichtung vorzunehmen hat, die ihm aus der Gewährung der Garantie entstanden ist. Die Angabepflichten sind in Zwischenberichten und Konzernabschlüssen für alle Perioden vorgeschrieben, die nach dem 15. Dezember 2002 enden (vgl. Anmerkungen 25 b und 31). Die Ansatzvorschriften gelten für Garantien bzw. Haftungsverhältnisse, die nach dem 31. Dezember 2002 gewährt bzw. modifiziert wurden. Kontron wird die Auswirkungen der Ansatz- und Bewertungsvorschriften von FIN 45 auf den Konzernabschluss untersuchen.

... ungsgewinne oder -verluste aus der Umrechnung der ausländischen Jahresabschlüsse in die Konzernwährung werden als erfolgsneutrale Eigenkapitalveränderungen innerhalb des Eigenkapitals gezeigt.

Die Umrechnungspraxis der Gesellschaft entspricht SFAS No. 52 („Foreign Currency Translation"). Aufgrund der 2002 und 2001 in der Russischen Föderation vorherrschenden hyperinflationären Wirtschaftsverhältnisse wurde der Euro (die Berichtswährung der Gesellschaft) als funktionale Währung der Gesellschaft festgelegt. Mit Wirkung vom 1. Januar 2003 gilt die russische Wirtschaft zu Bilanzierungszwecken nicht mehr als hyperinflationär. Die Geschäftsleitung ist derzeit mit der Festlegung ihrer funktionalen Währung (Basiswährung) befasst.

**Umsatzrealisierung:**

Umsätze aus Produktverkäufen werden im Zeitpunkt der Auslieferung erfasst, da die Gesellschaft zu diesem Zeitpunkt die Wertschöpfung als abgeschlossen betrachtet. Umsätze aus Dienstleistungen und Technologieberatung werden nach Durchführung des Auftrages realisiert. Die Umsatzerlöse werden in Höhe ihres Nettowertes, d. h. abzüglich Skonti, Rabatte und Rücksendungen, ausgewiesen.

**Produktbezogene Aufwendungen:**

Aufwendungen für Werbung und Absatzförderung sowie sonstige absatzbezogene Aufwendungen werden im Zeitpunkt ihres Anfalls ergebniswirksam erfasst. Rückstellungen für Gewährleistungen werden im Zeitpunkt der Auslieferung gebildet. Aufwendungen für Forschung und Entwicklung werden bei Anfall ergebniswirksam behandelt.

**Comprehensive Income (Gesamtergebnis):**

Nach SFAS 130 („Reporting Comprehensive Income") sind die Bestandteile des Comprehensive Income gesondert darzustellen. Das Comprehensive Income setzt sich zusammen aus dem Jahresergebnis der Gewinn- und Verlustrechnung und den ergebnisneutralen Eigenkapitalveränderungen (Other Comprehensive Income).

In den Geschäftsjahren 2001 und 2002 entwickelte sich das Comprehensive Income wie folgt:

| | Continued Operations | Discontinued Operations | Change in Accounting Principles | Jahresüberschuss | Ergebnisneutrale Eigenkapitalveränderungen: aus Marktbewertung von Wertpapieren | Ergebnisneutrale Eigenkapitalveränderungen: Aus Währungsumrechnung | Insgesamt |
|---|---|---|---|---|---|---|---|
| 2001 | 3 682 | 0 | 0 | 3 682 | 95 | – 2 642 | 1 135 |
| 2002 | 1 137 | – 2 932 | 2 464 | 669 | 0 | – 11 697 | 11 028 |

**Ergebnis je Aktie:**

Bei Vorliegen von Verwässerungseffekten sind zwei Kenngrößen für das Ergebnis je Aktie anzugeben. Bei der Kenngröße „Ergebnis je Aktie" („basic earnings per share") wird der Verwässerungseffekt nicht berücksichtigt; der Konzernjahresüberschuss wird durch den gewogenen Durchschnitt der Zahl der ausgegebenen Aktien dividiert. Die Kenngröße „Ergebnis je Aktie (voll verwässert)" („diluted earnings per share") berücksichtigt nicht nur tatsächlich ausgegebene, sondern auch aufgrund von Optionsrechten erhältliche Aktien. Der Konzernjahresüberschuss stellt das im Konzern insgesamt erwirtschaftete Ergebnis des Jahres dar, von dem die auf Minderheitsgesellschafter entfallenden Anteile abgesetzt oder hinzugerechnet sind. Das Ergebnis je Aktie errechnet sich durch Division des Jahresüberschusses mit der durchschnittlichen Anzahl der insgesamt ausgegebenen Aktien. Die Ermittlung des Ergebnisses je Aktie und des Ergebnisses je Aktie (voll verwässert) ist in Anmerkung 28 dargestellt.

**Immaterielle Anlagewerte:**

Erworbene immaterielle Vermögensgegenstände wurden zu Anschaffungskosten bewertet und mit Ausnahme der Firmenwerte linear über ihre voraussichtliche Nutzungsdauer von 3 bis 8 Jahren abgeschrieben. Die Buchwerte der immateriellen Vermögensgegenstände werden regelmäßig auf einen zusätzlichen Wertberichtigungsbedarf überprüft.

**Unternehmenskäufe und Firmenwerte:**

Unternehmenskäufe werden nach der Erwerbsmethode (Purchase Method of Accounting) bilanziert. Hiernach wird der Kaufpreis für Unternehmen oder Unternehmensteile den erworbenen materiellen und immateriellen Vermögensgegenständen sowie den Verbindlichkeiten bis zur Höhe der jeweiligen Verkehrswerte zugerechnet. Ein darüber hinaus das Vermögen übersteigender Betrag wird als Firmenwert ausgewiesen. SFAS 142 verlangt, dass Geschäftswerte ab dem Geschäftsjahr 2002 nicht mehr planmäßig abgeschrieben werden, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen sind. SFAS 142 schreibt vor, dass Kontron im Rahmen der erstmaligen Werthaltigkeitsuntersuchung beurteilen muss, ob Anzeichen für eine Wertminderung von Geschäftswerten zum 1. Januar 2002 vorliegen. Hierzu bestimmte Kontron (1) die Berichtseinheiten, (2) das jeweilige Nettovermögen der Berichtseinheiten nach Zuordnung von Vermögensgegenständen und Verbindlichkeiten einschließlich bestehender Geschäftswerte und immaterieller Vermögensgegenstände zu diesen Berichtseinheiten und (3) die Zeitwerte der Berichtseinheiten.

Im ersten Quartal 2002 wurden im Rahmen einer Werthaltigkeitsuntersuchung Abschreibungen auf Firmenwerte in Höhe von TEUR 9 500 vorgenommen. Demgegenüber stehen Erträge aus der Auflösung eines negativen Firmenwertes von TEUR 12 344. Bei der zum Jahresende 2002 erneut durchgeführten Werthaltigkeitsuntersuchung der Kontron wurde ein weiterer Wertberichtigungsbedarf zum 31. Dezember 2002 in Höhe von TEUR 380 festgestellt.

Unternehmen, bei deren Erwerb ein Wiederverkauf binnen Jahresfrist beabsichtigt ist, werden gemäß APB 18 nach der At-Equity-Methode bewertet. Alle bedeutenden konzerninternen Verrechnungen und Transaktionen sowie konzerninterne Gewinne und Verluste, die mit At-Equity bilanzierten Unternehmen durchgeführt werden, werden eliminiert.

**Softwarekosten:**

Die Kontron-Gruppe stattet bestimmte Komponenten ihrer Produkte mit Software aus. Sobald die technologische Machbarkeit eines Produktes feststeht, entstehen dem Konzern nur noch unwesentliche Kosten bis zur Entwicklung der Serienreife. Das SFAS 86 über die Behandlung von Herstellungskosten für Computersoftware, die verkauft, verleast oder anderweitig auf den Markt gebracht werden soll, hat keine wesentliche Auswirkung auf den Konzernabschluss.

**Sachanlagen und anderes langfristiges Vermögen:**

Die Sachanlagen sind zu Anschaffungs- oder Herstellungskosten abzüglich planmäßiger und außerplanmäßiger Abschreibungen bilanziert. Die planmäßigen Abschreibungen erfolgen nach der linearen oder degressiven Methode über den Zeitraum der voraussichtlichen Nutzungsdauer. Hierbei wird von folgenden Abschreibungszeiträumen ausgegangen: 25 bis 60 Jahre für Gebäude, 8 bis 20 Jahre für Grundstückseinrichtungen, 3 bis 8 Jahre für technische Anlagen und Maschinen sowie 2 bis 10 Jahre für die Betriebs- und Geschäftsausstattung. Die Buchwerte der Sachanlagen werden auf Werthaltigkeit überprüft, sobald veränderte Rahmenbedingungen oder konkrete Ereignisse darauf hindeuten, dass außerplanmäßige Abschreibungen auf den niedrigeren beizulegenden Wert erforderlich sein könnten. Die Werthaltigkeit der Sachanlagen wird anhand eines Vergleiches von Buchwert und den zukünftig durch die Nutzung erzielbaren Netto-Cashflow beurteilt. Die vorzunehmende Abschreibung wird als Unterschied zwischen dem Buchwert und dem Marktwert bestimmt. Sachanlagen, die veräußert werden sollen, werden mit dem niedrigeren Wert aus Buchwert und Verkehrswert abzüglich Verkaufskosten bilanziert.

**Wertpapiere und Beteiligungen:**

Wertpapiere sind als „available for sale" klassifiziert und werden mit den Marktpreisen am Bilanzstichtag aktiviert. Unrealisierte Gewinne und Verluste aus der Marktbewertung werden ergebnisneutral in Other Comprehensive Income erfasst. Beteiligungen sind zu Anschaffungskosten bewertet. Bei dauerhaften Wertminderungen werden Abschreibungen vorgenommen.

**Vorräte:**

Die Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Marktpreisen angesetzt; dabei kommt im Wesentlichen die Durchschnittsmethode oder das FiFo-Verfahren zur Anwendung. Die Herstellungskosten enthalten neben den Material- und Fertigungseinzelkosten anteilige Material- und Fertigungsgemeinkosten einschließlich Abschreibungen.

**Forderungen:**

Die Forderungen werden zum Nennwert abzüglich Wertberichtigungen ausgewiesen. In den Anmerkungen sind die Höhe der Wertberichtigungen und die Beträge mit einer Fälligkeit von über einem Jahr angegeben.

**Rückstellungen:**

Die Bewertung der Pensionsverpflichtungen beruht auf dem Anwartschaftsbarwertverfahren (projected unit credit method). Steuerrückstellungen und sonstige Rückstellungen werden in Höhe der vo-

... Ansatz und den Ausweis von Erträgen und Aufwendungen beeinflussen. Die tatsächlichen Werte können von diesen Schätzungen abweichen.

**Steuern vom Einkommen und vom Ertrag:**

Abgrenzungsposten für aktive und passive latente Steuern werden für erwartete Steuermehr- oder Steuerminderbelastungen gebildet, die aus Abweichungen zwischen den nationalen Steuerbilanzwerten und den Werten der US-GAAP-Bilanz resultieren. Hierbei handelt es sich um zeitliche Bewertungsunterschiede von Vermögensgegenständen und Schulden sowie um zeitliche Unterschiede aufgrund erfolgswirksamer Konsolidierungsbuchungen. Die latenten Steuern werden unter Verwendung der im Zeitpunkt der voraussichtlichen Auflösung der Differenzen erwarteten steuerlichen Rahmenbedingungen berechnet.

**Mitarbeiterbeteiligung:**

Die Gesellschaft macht vom SFAS 123 „Accounting for Stock-Based Compensation" Gebrauch. Mitarbeiterbeteiligungen entsprechend der Accounting Principles Board Opinion No. 25 (APB 25) „Accounting for Stock Issued to Employees" zu bilanzieren. Danach werden Personalaufwendungen, die aus der Abgabe von Aktien unter dem Marktwert an Mitarbeiter resultieren, über den Zeitraum verteilt, in dem das Recht zum Bezug der Aktien verdient wurde. Optionsrechte mit einem Ausübungspreis, der nicht niedriger ist als der Aktienkurs zum Zeitpunkt der Gewährung, gehören nicht zu Personalaufwendungen.

**Konzentration des Kreditrisikos:**

Die Konzernunternehmen entwickeln, produzieren, vermarkten und betreuen Computersysteme für Kunden in verschiedenen Industriebereichen und in mehreren Ländern. Die Gesellschaften überprüfen regelmäßig die den Kunden eingeräumten Lieferkredite und verlangen normalerweise keine zusätzlichen Sicherheiten. In 2001 und 2002 erzielte kein Einzelkunde mehr als 10% des Konzernumsatzes.

**Anteile in Fremdbesitz:**

Kontron weist den auf fremde Gesellschafter entfallenden Anteil am Eigenkapital als Anteile in Fremdbesitz gesondert in der Bilanz und den auf die Anteile in Fremdbesitz entfallenden Gewinn gesondert in der Gewinn- und Verlustrechnung aus. Die Anteile in Fremdbesitz in Höhe von insgesamt TEUR 5 904 betreffen im Wesentlichen mit TEUR 4 280 den von fremden Gesellschaftern gehaltenen Anteil von 45,2% an der Taiwan Mycomp Company Ltd. (TMC), mit TEUR 747 den von fremden Gesellschaftern gehaltenen Anteil von 49,5% an der Kontron Asia Inc., mit TEUR 665 den von fremden Gesellschaftern gehaltenen Anteil von 35,36% an der Kontron Mobile Computing Inc. (KMC) und mit TEUR 39 den von fremden Gesellschaftern gehaltenen Anteil an der RT Soft ZAO von 47,49%.

**Neue Rechnungslegungsvorschriften:**

Im Juli 2001 hat das FASB die Bilanzierungsstandards SFAS 141 („Business Combinations") und SFAS 142 („Goodwill and Other Intangible Assets") veröffentlicht. SFAS 141 verlangt die Anwendung der Erwerbsmethode („Purchase Method") für alle Unternehmenserwerbe, die nach dem 30. Juni 2001 initiiert wurden. SFAS 141 unterscheidet außerdem zwischen erworbenen immateriellen Vermögensgegenständen, die getrennt von einem Geschäftswert zu aktivieren bzw. zu berichten sind und solchen, die in den Geschäftswert einbezogen werden. SFAS 142 verlangt, dass Geschäftswerte nicht mehr planmäßig abgeschrieben werden, sondern mindestens einmal jährlich auf ihre Werthaltigkeit zu untersuchen sind. SFAS 142 regelt weiterhin, dass aktivierte immaterielle Vermögensgegenstände mit bestimmter Nutzungsdauer planmäßig über ihre geschätzte Nutzungsdauer abzuschreiben und gemäß SFAS 144 (siehe unten) auf Wertberichtigungsbedarf zu untersuchen sind. Aktivierte immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer werden nicht planmäßig abgeschrieben, sondern gemäß SFAS 142 auf ihre Werthaltigkeit untersucht und gegebenenfalls auf den niedrigeren Wert abgeschrieben.

Kontron wendet die Regelungen aus SFAS 141 seit 1. Juli 2001 und SFAS 142 seit 1. Januar 2002 an. Diese Statements verlangen, dass Geschäftswerte von Unternehmen, die nach dem 30. Juni 2001 erworben wurden, und immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer, die nach dem 30. Juni 2001 angeschafft wurden, nicht mehr planmäßig abgeschrieben werden. Geschäftswerte aus vor dem 1. Juli 2001 abgeschlossenen Unternehmenserwerben und jegliche immaterielle Vermögensgegenstände mit unbestimmter Nutzungsdauer, deren Anschaffung vor dem 1. Juli 2001 erfolgte, wurden noch bis 31. Dezember 2001 planmäßig abgeschrieben.

SFAS 142 schreibt vor, dass Kontron im Rahmen der erstmaligen Werthaltigkeitsuntersuchung beurteilen muss, ob Anzeichen für eine Wertminderung von Geschäftswerten zum 1. Januar 2002 vorliegen. Hierzu bestimmte Kontron (1) die Berichtseinheiten, (2) das jeweilige Nettovermögen der Berichtseinheiten nach Zuordnung von Vermögensgegenständen und Verbindlichkeiten einschließlich bestehender Geschäftswerte und immaterieller Vermögensgegenstände zu diesen Berichtseinheiten und (3) die Zeitwerte der Berichtseinheiten.

Negative Firmenwerte aus vergangenen Unternehmenserwerben sind gemäß SFAS 141 im Geschäftsjahr 2002 ertragswirksam aufzulösen. Kontron hat die Auflösung per 1. Januar 2002 vorgenommen.

Im August 2001 wurde vom FASB SFAS 144 („Accounting for the Impairment or Disposal of Long-Lived Assets") veröffentlicht. SFAS 144 behält die bisherige Regelung bei, dass eine Wertberichtigung nur dann zu berücksichtigen ist, wenn der Buchwert des Anlagegegenstandes nicht mehr durch die Summe der für die Zukunft aus dessen weiterer Nutzung erwarteten undiskontierten Cashflows gedeckt ist. Geschäftswerte sind bei der Bestimmung der Buchwerte nicht mehr zuzuordnen. SFAS 144 schreibt vor, dass eine zur Stilllegung vorgesehene Anlage, eine zum Tausch für eine funktionsgleiche Produktionsanlage bestimmte Anlage oder eine im Rahmen einer Abspaltung an die Anteilseigner zurückgegebene Anlage bis zu ihrem Abgang wie eine weiterhin genutzte Anlage zu bilanzieren ist. SFAS 144 verlangt, dass die Restnutzungsdauer einer Anlage entsprechend anzupassen ist, wenn diese außer Betrieb genommen werden soll. SFAS 144 regelt für Gegenstände des Anlagevermögens, die zum Verkauf stehen, dass diese mit dem niedrigeren Wert aus Buchwert und Zeitwert abzüglich Aufwendungen für den Verkauf anzusetzen sind und dass die planmäßige Abschreibung zu beenden ist. Demnach sind zukünftige Verluste aus aufgegebenen Aktivitäten nicht anzusetzen, bevor sie nicht eingetreten sind. Der Konzern wendet SFAS 144 erstmals zum 1. Januar 2002 an. Die erstmalige Anwendung von SFAS 144 hatte keine Auswirkungen auf den Konzernabschluss.

Im April 2002 veröffentlichte das FASB SFAS 145 („Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13 and Technical Corrections"). SFAS 145 verlangt, dass Gewinne und Verluste aus der Tilgung von Schulden als Ergebnis der gewöhnlichen Geschäftstätigkeit und nicht wie bisher nach SFAS 4 als außerordentliches Ergebnis ausgewiesen werden, es sei denn, die Gewinne und Verluste erfüllen die Voraussetzung für eine Klassifizierung als außerordentliches Ergebnis gemäß APB 30. Weiterhin ergänzt SFAS 145 SFAS 13 („Accounting for Leases") dahingehend, dass Inkonsistenzen im Ausweis und der Bewertung von Sale- and Leaseback-Geschäften und solchen Vertragsänderungen, deren wirtschaftliche Auswirkungen Sale- and Leaseback-Transaktionen ähnlich sind, gleich zu behandeln sind. Die Vorschriften des SFAS 145 in Bezug auf die Aufhebung von SFAS 4 müssen in Jahresabschlüssen, die nach dem 15. Mai 2002 beginnen, angewendet werden. Die Vorschriften von SFAS 145, die sich auf SFAS 13 beziehen, sind für Transaktionen, die nach dem 15. Mai 2002 stattfinden, anzuwenden. Die Anwendung dieses Statements hatte keine wesentlichen Auswirkungen auf den Konzernabschluss.

Im Juli 2002 veröffentlichte das FASB SFAS 146 („Accounting for Costs Associated with Exit or Disposal Activities"). Das Statement erfordert, dass Verpflichtungen für Kosten in Zusammenhang mit Beendigungs- oder Veräußerungsvorgängen in der Periode angesetzt werden, in der die Kosten entstanden sind, sofern eine vernünftige Schätzung des Zeitwerts vorgenommen werden kann. Bisher konnten solche Verpflichtungen bereits angesetzt werden, wenn sich das Management zu einem Restrukturierungsplan (selbst) verpflichtete. Die Erfordernisse gemäß SFAS 146 gelten prospektiv für Beendigungs- oder Veräußerungsvorgänge, die nach dem 31. Dezember 2002 initiiert werden. Die rückwirkende Anpassung von Abschlüssen früherer Perioden ist nicht erlaubt. Die Anwendung dieses Statements wird die Abschlüsse des Konzerns für solche Beendigungs- oder Veräußerungsvorgänge beeinflussen, die nach dem 31. Dezember 2002 initiiert werden.

Im November 2002 hat das FASB die Interpretation („FIN") 45 („Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others – an interpretation of FASB statements 5, 57, and 107 and recission of FASB Interpretation 34") herausgegeben. Diese Interpretation verdeutlicht die Angabepflichten, die ein Garantiegeber in seinem Abschluss zu den Verpflichtungen aus diesen von ihm gewährten Garantien zu machen hat. FIN 45 stellt zudem klar, dass ein Garantiegeber zum Zeitpunkt der Garantiezusage eine Passivierung in Höhe des Zeitwerts für die Verpflichtung vorzunehmen hat, die ihm aus der Gewährung der Garantie entstanden ist. Die Angabepflichten sind in Zwischenberichten und Konzernabschlüssen für alle Perioden vorgeschrieben, die nach dem 15. Dezember 2002 enden (vgl. Anmerkungen 25 b und 31). Die Ansatzvorschriften gelten für Garantien bzw. Haftungsverhältnisse, die nach dem 31. Dezember 2002 gewährt bzw. modifiziert wurden. Kontron wird die Auswirkungen der Ansatz- und Bewertungsvorschriften von FIN 45 auf den Konzernabschluss untersuchen.

Im Dezember 2002 hat das FASB den Bilanzierungsstandard SFAS 148 („Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123") verabschiedet. Dieser Standard ergänzt SFAS 123 („Accounting for Stock-Based Compensation") um alternative Übergangsvorschriften bei einer freiwilligen Erstanwendung der auf Marktwerten basierenden Bilanzierung von aktienorientierter Vergütung. Darüber hinaus sieht SFAS 148 bei der Bilanzierung aktienorientierter Vergütung für alle (auch unterjährigen) Abschlüsse zusätzliche Anhangsangaben an hervorgehobener Stelle zur angewendeten Bilanzierungsmethode und zu den daraus resultierenden Ergeb-

niseffekten vor. Im Konzern erfolgt die Bilanzierung aktienorientierter Vergütung auf Grundlage von inneren Werten nach APB 25. Nach SFAS 123 wird der Personalaufwand im Zusammenhang mit Stock-Option-Plänen zum Ausgabezeitpunkt über den mit Hilfe eines Optionspreismodells bestimmten Marktpreis der gewährten Rechte ermittelt. Der Personalaufwand wird über den Erdienungszeitraum verteilt und gegen die Kapitalrücklage verrechnet. Im Falle eines Übergangs auf SFAS 123 wird sich der Personalaufwand innerhalb der Konzern-Gewinn- und Verlustrechnung in Abhängigkeit von der Anzahl, dem Bezugspreis und anderen maßgeblichen Konditionen der ausgegebenen Rechte erhöhen.

**Verkehrswert der Finanzinstrumente:**

Die Buchwerte der übrigen Forderungen, Verbindlichkeiten und Rückstellungen entsprechen wegen ihrer relativ kurzfristigen Fälligkeiten weitgehend den Verkehrswerten. Der Buchwert der langfristigen Bankverbindlichkeiten entspricht auf der Grundlage von Zinskonditionen, die die Gesellschaft derzeit unter ähnlichen Bedingungen und Restlaufzeiten erhalten könnte, ebenfalls in etwa dem Verkehrswert. Zur Absicherung von Währungsrisiken oder Zinsänderungsrisiken bestehen am Bilanzstichtag keine Sicherungsgeschäfte.

**Risiken aus Auslandsgeschäften und Fremdwährungsrisiken:**

Zur Absicherung gegen starke Schwankungen des Nettoergebnisses aufgrund von Wechselkursveränderungen des Euro setzte die Gesellschaft in Teilen des Konzerns ab dem zweiten Quartal Devisentermingeschäfte ein. Dazu werden zu Beginn eines jeden Quartals Termingeschäfte abgeschlossen, die zum Ende des betreffenden Quartals glattgestellt werden. Die Gesellschaft verbucht die Gewinne und Verluste aus solchen Geschäften mit derivativen Produkten (die zu Bilanzierungszwecken nicht als Sicherungsinstrumente ausgewiesen wurden) gemäß SFAS No. 133 („Derivatives and Hedging Activities") im Nettoergebnis und bewertet zudem den dazugehörigen Schuldtitel nach SFAS Nr. 52 („Foreign Currency Translation") zum Marktwert.

**Einstellung von Betriebsteilen:**

Im Geschäftsjahr 2002 wurden zwei Divisionen als „aufzulösende" Einheiten klassifiziert:

Kontron Solutions, Rastatt (Teil des Europa-Segments), war an der Entwicklung von „Vision Control"-Software-Produkten für die Automatisierung befasst. Im Geschäftsjahr 2002 wurde beschlossen, dass der Bereich nicht mehr den strategischen Zielen der Kontron-Gruppe entspricht und daher eingestellt wird. Der Bereich generierte im Geschäftsjahr 2002 Verluste von TEUR 550 und konnte in 2002 keine wesentlichen Umsätze vorweisen.

Die Tochtergesellschaft TMC, Taipei (Teil des Asien-Segments), war in die Teilbereiche „Industrial Computer" und „Motherboards" gegliedert. Im Geschäftsjahr 2002 wurde die Einstellung des Bereichs „Motherboards" beschlossen. Durch die Schließung entstand in diesem Bereich in 2002 ein Verlust von TEUR 2 382, der Bereich hatte in 2002 keine Umsätze.

In beiden Fällen wird erwartet, dass die Einstellung der Divisionen im Geschäftsjahr 2003 ihren Abschluss findet.

***Geschäftsvorfälle mit nahestehenden Personen:***

Im Januar 2002 erwarb die Kontron die XTRO Informationssysteme GmbH, Eching. Ein Vorstandsmitglied der Kontron AG war an der XTRO Informationssysteme GmbH, Eching, mit 10% beteiligt. Der anteilige Kaufpreis entsprach TEUR 684.

Ein weiteres Vorstandsmitglied hat von der Kontron die PEP Electronic Systems GmbH im Dezember 2002 zum Kaufpreis von TEUR 2 erworben. Von diesem Vorstandsmitglied hat die Kontron im Dezember 2002 außerdem 4% der Anteile an RT Soft ZAO, Moskau, gekauft. Der Kaufpreis betrug 86 087 Aktien der Kontron AG, die zum damaligen Zeitpunkt einem Wert von TEUR 196 entsprachen.

Im Juni 2002 hat ein Angestellter der Kontron AG 1% der Kontron Asia Co. Ltd. für TEUR 13 erworben.

### 4. Konsolidierungskreis

*In den Konzernabschluss 2002 sind folgende Unternehmen einbezogen:*

| Gesellschaft | Beteiligungsquote in % | Zeitpunkt der Erstkonsolidierung 2001 und 2002 |
|---|---|---|
| *Mutterunternehmen:* | | |
| Kontron AG, Eching | | |
| **Tochterunternehmen zum 31. 12. 2001** | | |
| Kontron Embedded Computers GmbH, Deutschland (vormals: Kontron Elektronik GmbH) mit ihrer Tochtergesellschaft Kontron UK, Großbritannien | 100 | |
| Kontron Canada Inc., Kanada (herausgegangen aus der, Verschmelzung von Teknor Applicom Inc. (100%) und Kontron Communications Inc. (100%)) | 100 | |
| Kontron Modular Computers GmbH, Deutschland (vormals: PEP Modular Computers GmbH) mit ihren Tochter- und Enkelgesellschaften | 100 | |
| Taiwan Mycomp Company Lt., Taiwan | 54,8 | |
| Kontron Mobile Computing Inc., USA | 64,6 | |
| Kontron Asia Inc., Taiwan (vormals: ISPro Inc) | 50,5 | Mai 2001 |
| Merz spol. S.r.o., Tschechien | 70 | August 2001 |
| Kontron America Inc., USA (vormals: ICS US) | 100 | November 2001 |
| **Erstmals in 2002 konsolidierte Tochterunternehmen:** | | |
| Kontron Embedded Modules GmbH, Deutschland mit ihren Tochtergesellschaften | 100 | Juli 2002 |
| RT Soft ZAO, Russland (direkte Beteiligung und indirekte Beteiligung über die Ferdingo S.A., British Virginia Island) | 52,51 | Oktober 2002 |

Die Kontron Communication Inc., Kanada, wurde zusammen mit der Teknor Applicom Inc., Kanada, zum 1. Januar 2002 auf die Kontron Canada Inc., Kanada verschmolzen. Die M.A.T. Micro Automation Technology S.A., Belgien, wurde im Juli 2002 auf die Kontron Modular Computers Benelux S.A., eine Tochter der Kontron Modular Computers GmbH, verschmolzen.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Deutschland, erworben und im Juni auf die Kontron Embedded Computers GmbH, Deutschland, verschmolzen.

Aus dem Konsolidierungskreis sind folgende Unternehmen in 2002 ausgeschieden:

Micromedia, Kanada, und Kontron Electronic Corp., USA, wurden auf die Kontron Canada Inc. Enkelgesellschaft Memotec Corp., USA, verschmolzen. Die Memotec Corp., USA, wurde zum 31. Oktober 2002 verkauft. Die Gelea Secured Networks, Kanada, wurde im Januar 2002 verkauft. Die bereits in 2001 *nicht konsolidierten Vertriebsgesellschaften Kontron Embedded Computers AB, Schweden, und Kontron* Elektronik Sarl, Frankreich, wurden in 2002 liquidiert und in Vertriebsbüros umgewandelt. Die IBR Ingenieurberatung Rohmann GmbH, Deutschland, eine Tochter der Kontron Embedded Modules GmbH, wurde im August 2002 verkauft.

Nicht konsolidiert werden insgesamt 8 Unternehmen. Hiervon erfolgt die Bewertung einer Gesellschaft nach der At-Equity-Methode, da die Kontron diese Anteile nur temporär hält. Bei den anderen Unternehmen handelt es sich um Vertriebsgesellschaften ohne nennenswertes Vermögen und inaktive Gesellschaften bzw. Gesellschaften, die in Liquidation sind. Insgesamt ist der Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns von untergeordneter Bedeutung.

### 5. Unternehmenskäufe

*Im Geschäftsjahr 2001 tätigte Kontron Unternehmensakquisitionen mit einem Kaufpreisvolumen von* insgesamt ca. 46 Mio. EUR.

Im Mai 2001 wurde eine 50,5%-ige Beteiligung an der Kontron Asia Inc. (vormals: ISPro Inc.) im Rahmen einer Kapitalerhöhung erworben. Aus der Bilanzierung nach der Erwerbsmethode resultiert ein Firmenwert von TEUR 1 412, der bis zum 31. Dezember 2001 linear über 15 Jahre abgeschrieben wurde. Nach dem 31. Dezember 2001 werden die Geschäftswerte nicht mehr planmäßig abgeschrieben, sondern gemäß SFAS 142 mindestens jährlich auf Werthaltigkeit untersucht.

Im Juli 2001 wurde mittelbar durch den Erwerb der Kontron Communication Inc., Kanada (zum 1. Januar 2002 wurde die Gesellschaft zusammen mit der Teknor Applicom Inc., Kanada, auf die Kontron Canada Inc., Kanada verschmolzen), die Memotec Communications Inc., Kanada, zu 100% übernommen. Aus der Bilanzierung entsprechend der Erwerbsmethode resultiert ein Firmenwert von TEUR 3 973, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Insgesamt wurden bei materiel-

Im September 2001 wurde die Micro Automation Technology (M.A.T.), Belgien (im Juli 2002 auf die Kontron Modular Computers Beneux S.A. verschmolzen, eine Tochter der Kontron Modular Computers GmbH), zu 100% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert; es ergibt sich ein Firmenwert von TEUR 350, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Im Rahmen dieser Akquisition wurden insgesamt 150 000 Optionsschuldverschreibungen ausgegeben.

Im Oktober 2001 wurden im Rahmen eines „asset deal" die Vermögensgegenstände und Schulden der TIVA Microcomputer Corporation, USA, übernommen. Der aus der Bilanzierung nach der Erwerbsmethode resultierende Firmenwert wurde bereits im Geschäftsjahr 2001 wegen nicht ausreichender Werthaltigkeit auf TEUR 2 942 außerplanmäßig abgeschrieben. Die Bilanzierung des Firmenwerts erfolgt gemäß SFAS 141, 142 und wird damit nicht mehr planmäßig abgeschrieben, sondern aufgrund der Einführung von SFAS 142 mindestens jährlich auf Werthaltigkeit untersucht.

Im November 2001 wurden die Kontron America Inc. (vormals: ICS US) und Kontron UK (vormals: ICS UK) zu 100% übernommen. Aus der Bilanzierung nach der Erwerbsmethode resultieren Firmenwerte von TEUR 10 270 und TEUR 126, die nach SFAS 141, 142 bilanziert sind und damit nicht mehr planmäßig abgeschrieben werden, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen sind. Bei der Kontron America Inc. erfolgte eine Aufdeckung von stillen Reserven im Erwerbszeitpunkt in Höhe von insgesamt TEUR 2 184. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben und in der Gewinn- und Verlustrechnung unter der Position Firmenwertabschreibung ausgewiesen.

Im Dezember 2001 wurde die Gelea Security Networks zu 80% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert; es ergibt sich ein Firmenwert von TEUR 3 066, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist.

Im Geschäftsjahr 2002 tätigte Kontron Unternehmensakquisitionen mit einem Kaufpreisvolumen von insgesamt ca. 51 Mio. Euro.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Eching, zu 100% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert, es ergibt sich ein Firmenwert von TEUR 6 694, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, *sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist.*

Mit der Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 3. Juli 2002 zum Verschmelzungsvertrag vom 26. April 2002 wurden die beiden Gesellschaften auf eine dadurch neu gegründete Kontron AG verschmolzen (Verschmelzung zur Neugründung). Mit handelsrechtlicher Eintragung vom 12. August 2002 gelten ab dem Verschmelzungsstichtag, dem 1. Januar 2002, alle Geschäfte der beiden Gesellschaften im Innenverhältnis als für die Kontron AG ausgeführt.

Gemäß SFAS 141 handelt es sich bei dieser Verschmelzung zur Neugründung um den mittelbaren Erwerb der Kontron Embedded Modules, Deggendorf, zu 100% über die JUMPtec Industrielle Computertechnik AG, Deggendorf, zu 100%, durch die Kontron embedded computers AG. Aus der Bilanzierung der Beteiligung ergibt sich ein Firmenwert von TEUR 21 986, der nach SFAS 141, 142 bilanziert wird und nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Bei der Kontron Embedded Modules GmbH erfolgte eine Aufdeckung von stillen Reserven im Erwerbszeitpunkt in Höhe von insgesamt TEUR 1 753. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben und in der Gewinn- und Verlustrechnung unter der Position Firmenwertabschreibung ausgewiesen. Kontron Embedded Modules GmbH, Deggendorf, ist Spezialist für Embedded Modules, ein äußerst stark wachsender Bereich innerhalb der ECT Industrie.

Mit wirtschaftlicher Wirkung zum 1. Oktober 2002 erwarb die Kontron AG mittelbar über die Ferdingo S.A., British Virginia Island, sowie unmittelbar insgesamt 52,51% an der RT Soft ZAO, Moskau. Aus der Bilanzierung entsprechend der Erwerbsmethode resultiert ein Firmenwert von TEUR 4 069, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Das Joint Venture mit RT Soft ZAO soll der Kontron Gruppe den Zugang zum schnell wachsenden russischen Markt eröffnen.

Im Juli 2002 wurde mittelbar über die Taiwan Mycomp Co. Ltd. die Global E-Commerce Ltd. zu 100% erworben. Die Gesellschaft wird nach der At-Equity-Methode in den Konzernabschluss einbezogen, da bereits im Erwerbszeitpunkt der Wiederverkauf innerhalb eines Jahres beabsichtigt war.

Die folgenden ungeprüften Pro-forma-Angaben zeigen die „Als-ob-Konzernumsatzerlöse" und das „Als-ob-Konzernjahresergebnis" so, wie wenn die Akquisitionen bereits zum 1. Januar 2001 stattgefunden hätten. Kontron hat vornehmlich preisgünstig Unternehmen, die sich in wirtschaftlichen Schwierigkeiten befanden, übernommen. Damit fließen in diese Als-ob-Betrachtung auch Umsatzanteile von Produktgruppen und Divisionen mit ein, die im Zuge von Restrukturierungsmaßnahmen geschlossen wurden.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Als-ob-Konzernumsatzerlöse | 261 467 | 354 018 |
| Als-ob-Konzernjahresergebnis vor Änderung der Bilanzierungsmethode | – 6 633 | – 19 385 |
| Als-ob-Konzernjahresergebnis | – 4 169 | – 19 385 |
| Ergebis je Aktie: | | |
| Ergebnis je Aktie | – 0,11 | – 0,53 |
| Ergebnis je Aktie (voll verwässert) | – 0,11 | – 0,53 |

Bei den Als-ob-Angaben handelt es sich um ungeprüfte Annahmen, die von den tatsächlichen Werten abweichen können.

## Erläuterungen zur Konzerngewinn- und Verlustrechnung

### 6. *Forschungs- und Entwicklungskosten*

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Forschungs- und Entwicklungskosten | 27 260 | 19 027 |
| F + E Fördermittel | – 1 276 | – 1 316 |
| | 25 984 | 17 711 |

Als Fördermittel sind kanadische Research and Development Tax Credits sowie nach deutschem Recht gewährte Fördermittel gesondert ausgewiesen.

### 7. Personalkosten

In den Aufwandspositionen der Gewinn- und Verlustrechnung sind die folgenden Personalaufwendungen verrechnet:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| *Löhne und Gehälter* | 52 644 | 34 002 |
| Aufwendungen für Sozialabgaben | 10 296 | 5 226 |
| | 62 940 | 39 228 |

Die Aufwendungen für Sozialabgaben enthalten ca. TEUR 258 Aufwendungen für Altersversorgung.

Die von Konzernunternehmen im Jahr 2002 gewährten Gesamtbezüge betragen für den Vorstand TEUR 476, davon an ehemalige Mitglieder TEUR 26. Der Aufsichtsrat der Kontron AG, Eching, erhielt im Berichtsjahr Bezüge in Höhe von TEUR 49, davon an ehemalige Mitglieder TEUR 23.

Zum 31. Dezember 2002 bestehen keine Vorschüsse oder Kredite an Mitglieder des Vorstandes oder des Aufsichtsrates. Im Berichtsjahr bestanden auch keine Pensionsverpflichtungen gegenüber Mitgliedern der Aufsichtsgremien. Die Gesellschaft zahlt mit Ausnahme von Mitarbeiterwandelschuldverschreibungen keine aktienorientierten Vergütungen (Stock-Options-Pläne u. ä.).

Im Jahresdurchschnitt beschäftigte Mitarbeiter:

| | 2002 | 2001 |
|---|---|---|
| Arbeiter | 646 | 237 |
| Angestellte | 708 | 688 |
| | 1 354 | 925 |

### 8. Sonstige betriebliche Erträge und betriebliche Aufwendungen

Die Posten enthalten im Wesentlichen Erträge und Aufwendungen aus der Auflösung und Bildung von Rückstellungen, Währungskursgewinne und -verluste, Gewinne und Verluste aus Anlagenabgängen und Mieterträge.

Verkehrswert der Finanzinstrumente:

Die Buchwerte der übrigen Forderungen, Verbindlichkeiten und Rückstellungen entsprechen wegen ihrer relativ kurzfristigen Fälligkeiten weitgehend den Verkehrswerten. Der Buchwert der langfristigen Bankverbindlichkeiten entspricht auf der Grundlage von Zinskonditionen, die die Gesellschaft derzeit unter ähnlichen Bedingungen und Restlaufzeiten erhalten könnte, ebenfalls in etwa dem Verkehrswert. Zur Absicherung von Währungsrisiken oder Zinsänderungsrisiken bestehen am Bilanzstichtag keine Sicherungsgeschäfte.

**Risiken aus Auslandsgeschäften und Fremdwährungsrisiken:**

Zur Absicherung gegen starke Schwankungen des Nettoergebnisses aufgrund von Wechselkursveränderungen des Euro setzte die Gesellschaft in Teilen des Konzerns ab dem zweiten Quartal Devisentermingeschäfte ein. Dazu werden zu Beginn eines jeden Quartals Termingeschäfte abgeschlossen, die zum Ende des betreffenden Quartals glattgestellt werden. Die Gesellschaft verbucht die Gewinne und Verluste aus solchen Geschäften mit derivativen Produkten (die zu Bilanzierungszwecken nicht als Sicherungsinstrumente ausgewiesen wurden) gemäß SFAS No. 133 („Derivatives and Hedging Activities") im Nettoergebnis und bewertet zudem den dazugehörigen Schuldtitel nach SFAS Nr. 52 („Foreign Currency Translation") zum Marktwert.

**Einstellung von Betriebsteilen:**

Im Geschäftsjahr 2002 wurden zwei Divisionen als „aufzulösende" Einheiten klassifiziert:

Kontron Solutions, Rastatt (Teil des Europa-Segments), war an der Entwicklung von „Vision Control"-Software-Produkten für die Automatisierung befasst. Im Geschäftsjahr 2002 wurde beschlossen, dass der Bereich nicht mehr den strategischen Zielen der Kontron-Gruppe entspricht und daher eingestellt wird. Der Bereich generierte im Geschäftsjahr 2002 Verluste von TEUR 550 und konnte in 2002 keine wesentlichen Umsätze vorweisen.

Die Tochtergesellschaft TMC, Taipei (Teil des Asien-Segments), war in die Teilbereiche „Industrial Computer" und „Motherboards" gegliedert. Im Geschäftsjahr 2002 wurde die Einstellung des Bereichs „Motherboards" beschlossen. Durch die Schließung entstand in diesem Bereich in 2002 ein Verlust von TEUR 2 382, der Bereich hatte in 2002 keine Umsätze.

In beiden Fällen wird erwartet, dass die Einstellung der Divisionen im Geschäftsjahr 2003 ihren Abschluss findet.

**Geschäftsvorfälle mit nahestehenden Personen:**

Im Januar 2002 erwarb die Kontron die XTRO Informationssysteme GmbH, Eching. Ein Vorstandsmitglied der Kontron AG war an der XTRO Informationssysteme GmbH, Eching, mit 10% beteiligt. Der anteilige Kaufpreis entsprach TEUR 664.

Ein weiteres Vorstandsmitglied hat von der Kontron die PEP Electronic Systems GmbH im Dezember 2002 zum Kaufpreis von TEUR 2 erworben. Von diesem Vorstandsmitglied hat die Kontron im Dezember 2002 außerdem 4% der Anteile an RT Soft ZAO, Moskau, gekauft. Der Kaufpreis betrug 86 087 Aktien der Kontron AG, die zum damaligen Zeitpunkt einem Wert von TEUR 196 entsprachen.

Im Juni 2002 hat ein Angestellter der Kontron AG 1% der Kontron Asia Co. Ltd. für TEUR 13 erworben.

## 4. Konsolidierungskreis

In den Konzernabschluss 2002 sind folgende Unternehmen einbezogen:

| Gesellschaft | Beteiligungsquote in % | Zeitpunkt der Erstkonsolidierung 2001 und 2002 |
|---|---|---|
| **Mutterunternehmen:** | | |
| Kontron AG, Eching | | |
| **Tochterunternehmen zum 31. 12. 2001** | | |
| Kontron Embedded Computers GmbH, Deutschland (vormals: Kontron Elektronik GmbH) mit ihrer Tochtergesellschaft Kontron UK, Großbritannien | 100 | |
| Kontron Canada Inc., Kanada (herausgegangen aus der, Verschmelzung von Teknor Applicom Inc. (100%) und Kontron Communications Inc. (100%)) | 100 | |
| Kontron Modular Computers GmbH, Deutschland (vormals: PEP Modular Computers GmbH) mit ihren Tochter- und Enkelgesellschaften | 100 | |
| Taiwan Mycomp Company Lt., Taiwan | 54,8 | |
| Kontron Mobile Computing Inc., USA | 64,6 | |
| Kontron Asia Inc., Taiwan (vormals: ISPro Inc) | 50,5 | Mai 2001 |
| Merz spol. S.r.o., Tschechien | 70 | August 2001 |
| Kontron America Inc., USA (vormals: ICS US) | 100 | November 2001 |
| **Erstmals in 2002 konsolidierte Tochterunternehmen:** | | |
| Kontron Embedded Modules GmbH, Deutschland mit ihren Tochtergesellschaften | 100 | Juli 2002 |
| RT Soft ZAO, Russland (direkte Beteiligung und indirekte Beteiligung über die Ferdingo S.A., British Virginia Island) | 52,51 | Oktober 2002 |

Die Kontron Communication Inc., Kanada, wurde zusammen mit der Teknor Applicom Inc., Kanada, zum 1. Januar 2002 auf die Kontron Canada Inc., Kanada verschmolzen. Die M.A.T. Micro Automation Technology S.A., Belgien, wurde im Juli 2002 auf die Kontron Modular Computers Benelux S.A., eine Tochter der Kontron Modular Computers GmbH, verschmolzen.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Deutschland, erworben und im Juni auf die Kontron Embedded Computers GmbH, Deutschland, verschmolzen.

Aus dem Konsolidierungskreis sind folgende Unternehmen in 2002 ausgeschieden:

Micromedia, Kanada, und Kontron Electronic Corp., USA, wurden auf die Kontron Canada Inc. Enkelgesellschaft Memotec Corp., USA, verschmolzen. Die Memotec Corp., USA, wurde zum 31. Oktober 2002 verkauft. Die Galea Secured Networks, Kanada, wurde im Januar 2002 verkauft. Die bereits in 2001 nicht konsolidierten Vertriebsgesellschaften Kontron Embedded Computers AB, Schweden, und Kontron Elektronik Sarl, Frankreich, wurden in 2002 liquidiert und in Vertriebsbüros umgewandelt. Die IBR Ingenieurberatung Rohmann GmbH, Deutschland, eine Tochter der Kontron Embedded Modules GmbH, wurde im August 2002 verkauft.

Nicht konsolidiert werden insgesamt 8 Unternehmen. Hiervon erfolgt die Bewertung einer Gesellschaft nach der At-Equity-Methode, da die Kontron diese Anteile nur temporär hält. Bei den anderen Unternehmen handelt es sich um Vertriebsgesellschaften ohne nennenswertes Vermögen und inaktive Gesellschaften bzw. Gesellschaften, die in Liquidation sind. Insgesamt ist der Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns von untergeordneter Bedeutung.

## 5. Unternehmenskäufe

Im Geschäftsjahr 2001 tätigte Kontron Unternehmensakquisitionen mit einem Kaufpreisvolumen von insgesamt ca. 46 Mio. EUR.

Im Mai 2001 wurde eine 50,5%-ige Beteiligung an der Kontron Asia Inc. (vormals: ISPro Inc.) im Rahmen einer Kapitalerhöhung erworben. Aus der Bilanzierung nach der Erwerbsmethode resultiert ein Firmenwert von TEUR 1 412, der bis zum 31. Dezember 2001 linear über 15 Jahre abgeschrieben wurde. Nach dem 31. Dezember 2001 werden die Geschäftswerte nicht mehr planmäßig abgeschrieben, sondern gemäß SFAS 142 mindestens jährlich auf Werthaltigkeit untersucht.

Im Juli 2001 wurde mittelbar durch den Erwerb der Kontron Communication Inc., Kanada (zum 1. Januar 2002 wurde die Gesellschaft zusammen mit der Teknor Applicom Inc., Kanada, auf die Kontron Canada Inc., Kanada verschmolzen), die Memotec Communications Inc., Kanada, zu 100% übernommen. Aus der Bilanzierung entsprechend der Erwerbsmethode resultiert ein Firmenwert von TEUR 3 973, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Insgesamt wurden bei materiellen und immateriellen Vermögensgegenständen stille Reserven im Erwerbszeitpunkt in Höhe von TEUR 17 032 aufgedeckt. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben.

Im August 2001 wurde eine 60%-ige Beteiligung an der Merz spol. S.r.o., Tschechien, erworben. Die Beteiligung wurde im Oktober auf 70% erhöht. Aus der Bilanzierung nach der Erwerbsmethode resultiert ein Firmenwert von TEUR 983, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Im Rahmen dieser Akquisition wurden insgesamt 40 000 Optionsschuldverschreibungen ausgegeben.

TVA Microcomputer Corporation, USA, übernommen. Der aus der Bilanzierung nach der Erwerbsmethode resultierende Firmenwert wurde bereits im Geschäftsjahr 2001 wegen nicht ausreichender Werthaltigkeit auf TEUR 2 942 außerplanmäßig abgeschrieben. Die Bilanzierung des Firmenwerts erfolgt gemäß SFAS 141, 142 und wird damit nicht mehr planmäßig abgeschrieben, sondern aufgrund der Einführung von SFAS 142 mindestens jährlich auf Werthaltigkeit untersucht.

Im November 2001 wurden die Kontron America Inc. (vormals: ICS US) und Kontron UK (vormals: ICS UK) zu 100% übernommen. Aus der Bilanzierung nach der Erwerbsmethode resultieren Firmenwerte von TEUR 10 270 und TEUR 126, die nach SFAS 141, 142 bilanziert sind und damit nicht mehr planmäßig abgeschrieben werden, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen sind. Bei der Kontron America Inc. erfolgte eine Aufdeckung von stillen Reserven im Erwerbszeitpunkt in Höhe von insgesamt TEUR 2 184. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben und in der Gewinn- und Verlustrechnung unter der Position Firmenwertabschreibung ausgewiesen.

Im Dezember 2001 wurde die Galea Security Networks zu 80% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert; es ergibt sich ein Firmenwert von TEUR 3 066, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist.

Im Geschäftsjahr 2002 tätigte Kontron Unternehmensakquisitionen mit einem Kaufpreisvolumen von insgesamt ca. 51 Mio. Euro.

Im Januar 2002 wurde die XTRO Informationssysteme GmbH, Eching, zu 100% übernommen. Die Beteiligung wurde entsprechend der Erwerbsmethode bilanziert, es ergibt sich ein Firmenwert von TEUR 6 694, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben ist, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist.

Mit der Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 3. Juli 2002 zum Verschmelzungsvertrag vom 26. April 2002 wurden die beiden Gesellschaften auf eine dadurch neu gegründete Kontron AG verschmolzen (Verschmelzung zur Neugründung). Mit handelsrechtlicher Eintragung vom 12. August 2002 gelten ab dem Verschmelzungsstichtag, dem 1. Januar 2002, alle Geschäfte der beiden Gesellschaften im Innenverhältnis als für die Kontron AG ausgeführt.

Gemäß SFAS 141 handelt es sich bei dieser Verschmelzung zur Neugründung um den mittelbaren Erwerb der Kontron Embedded Modules, Deggendorf, zu 100% über die JUMPtec Industrielle Computertechnik AG, Deggendorf, zu 100%, durch die Kontron embedded computers AG. Aus der Bilanzierung der Beteiligung ergibt sich ein Firmenwert von TEUR 21 986, der nach SFAS 141, 142 bilanziert wird und nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Bei der Kontron Embedded Modules GmbH erfolgte eine Aufdeckung von stillen Reserven im Erwerbszeitpunkt in Höhe von insgesamt TEUR 1 753. Diese werden entsprechend der jeweiligen Nutzungsdauer abgeschrieben und in der Gewinn- und Verlustrechnung unter der Position Firmenwertabschreibung ausgewiesen. Kontron Embedded Modules GmbH, Deggendorf, ist Spezialist für Embedded Modules, ein äußerst stark wachsender Bereich innerhalb der ECT Industrie.

Mit wirtschaftlicher Wirkung zum 1. Oktober 2002 erwarb die Kontron AG mittelbar über die Ferdingo S.A., British Virginia Island, sowie unmittelbar insgesamt 52,51% an der RT Soft ZAO, Moskau. Aus der Bilanzierung entsprechend der Erwerbsmethode resultiert ein Firmenwert von TEUR 4 069, der nach SFAS 141, 142 bilanziert wird und damit nicht mehr planmäßig abzuschreiben, sondern mindestens jährlich auf Werthaltigkeit zu untersuchen ist. Das Joint Venture mit RT Soft ZAO soll der Kontron Gruppe den Zugang zum schnell wachsenden russischen Markt eröffnen.

Im Juli 2002 wurde mittelbar über die Taiwan Mycomp Co. Ltd. die Global E-Commerce Ltd. zu 100% erworben. Die Gesellschaft wird nach der At-Equity-Methode in den Konzernabschluss einbezogen, da bereits im Erwerbszeitpunkt der Wiederverkauf innerhalb eines Jahres beabsichtigt war.

Die folgenden ungeprüften Pro-forma-Angaben zeigen die „Als-ob-Konzernumsatzerlöse" und das „Als-ob-Konzernjahresergebnis" so, wie wenn die Akquisitionen bereits zum 1. Januar 2001 stattgefunden hätten. Kontron hat vornehmlich preisgünstig Unternehmen, die sich in wirtschaftlichen Schwierigkeiten befanden, übernommen. Damit fließen in diese Als-ob-Betrachtung auch Umsatzanteile von Produktgruppen und Divisionen mit ein, die im Zuge von Restrukturierungsmaßnahmen geschlossen wurden.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Als-ob-Konzernumsatzerlöse | 261 467 | 354 018 |
| Als-ob-Konzernjahresergebnis vor Änderung der Bilanzierungsmethode | – 6 633 | – 19 385 |
| Als-ob-Konzernjahresergebnis | – 4 169 | – 19 385 |
| Ergebnis je Aktie: | | |
| Ergebnis je Aktie | – 0,11 | – 0,53 |
| Ergebnis je Aktie (voll verwässert) | – 0,11 | – 0,53 |

Bei den Als-ob-Angaben handelt es sich um ungeprüfte Annahmen, die von den tatsächlichen Werten abweichen können.

# Erläuterungen zur Konzerngewinn- und Verlustrechnung

## 6. Forschungs- und Entwicklungskosten

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Forschungs- und Entwicklungskosten | 27 260 | 19 027 |
| F+E Fördermittel | – 1 276 | – 1 316 |
| | 25 984 | 17 711 |

Als Fördermittel sind kanadische Research and Development Tax Credits sowie nach deutschem Recht gewährte Fördermittel gesondert ausgewiesen.

## 7. Personalkosten

In den Aufwandspositionen der Gewinn- und Verlustrechnung sind die folgenden Personalaufwendungen verrechnet:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Löhne und Gehälter | 52 644 | 34 002 |
| Aufwendungen für Sozialabgaben | 10 296 | 5 226 |
| | 62 940 | 39 228 |

Die Aufwendungen für Sozialabgaben enthalten ca. TEUR 258 Aufwendungen für Altersversorgung.

Die von Konzernunternehmen im Jahr 2002 gewährten Gesamtbezüge betragen für den Vorstand TEUR 476, davon an ehemalige Mitglieder TEUR 26. Der Aufsichtsrat der Kontron AG, Eching, erhielt im Berichtsjahr Bezüge in Höhe von TEUR 49, davon an ehemalige Mitglieder TEUR 23.

Zum 31. Dezember 2002 bestehen keine Vorschüsse oder Kredite an Mitglieder des Vorstandes oder des Aufsichtsrates. Im Berichtsjahr bestanden auch keine Pensionsverpflichtungen gegenüber Mitgliedern der Aufsichtsgremien. Die Gesellschaft zahlt mit Ausnahme von Mitarbeiterwandelschuldverschreibungen keine aktienorientierten Vergütungen (Stock-Options-Pläne u. ä.).

Im Jahresdurchschnitt beschäftigte Mitarbeiter:

| | 2002 | 2001 |
|---|---|---|
| Arbeiter | 646 | 237 |
| Angestellte | 708 | 688 |
| | 1 354 | 925 |

## 8. Sonstige betriebliche Erträge und betriebliche Aufwendungen

Die Posten enthalten im Wesentlichen Erträge und Aufwendungen aus der Auflösung und Bildung von Rückstellungen, Währungskursgewinne und -verluste, Gewinne und Verluste aus Anlagenabgängen und Mieterträge.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Sonstige betriebliche Aufwendungen | – 4 218 | – 2 370 |
| Sonstige betriebliche Erträge | 5 222 | 6 358 |
| | 1 004 | 3 988 |

## 9. Finanzergebnis

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Verluste aus at equity konsolidierten Gesellschaften | – 4 782 | 0 |
| Zinsaufwendungen | – 3 387 | – 4 807 |
| Zinserträge | 1 245 | 4 167 |
| | – 6 924 | – 640 |

## 10. Miet- und Leasingverpflichtungen

Die Konzernunternehmen haben Leasingverträge für Computer und Büroausstattungen sowie Maschinen mit einer Laufzeit von 3 bis 4 Jahren geschlossen, die als Anschaffungsvorgänge in den Gruppenbilanzen aktiviert sind (Capital Lease). Diese gemieteten Gegenstände werden linear über ihre betriebsgewöhnliche Nutzungsdauer abgeschrieben. Die Abschreibung der geleasten Sachanlagen ist in der Gewinn- und Verlustrechnung unter den Abschreibungen ausgewiesen.

Die zukünftigen Miet- und Leasingverpflichtungen aus Capital- und Operating Lease Verträgen ab dem 31. Dezember 2002 entwickeln sich wie folgt:

| | Capital Lease TEUR | Operating Lease TEUR |
|---|---|---|
| 2003 | 506 | 3 212 |
| 2004 | 319 | 2 247 |
| 2005 | 121 | 1 147 |
| 2006 | 117 | 374 |
| 2007 und später | 0 | 7 |
| Kumulierte gesamte (Mindest-)Leasingverpflichtung | 1 063 | 6 987 |
| Abzüglich Zinsanteil | – 94 | 0 |
| Barwert der Miet- und Leasingzahlungen | 969 | 6 987 |

## 11. Steuern vom Einkommen und Ertrag

Die Steuern vom Einkommen und Ertrag setzen sich wie folgt zusammen:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Laufende Steuer | – 1 522 | – 1 044 |
| Latente Steuer | 5 573 | – 2 932 |
| | 4 051 | – 3 976 |

Nach der ab 1. Januar 2001 wirksamen Steuerreform in Deutschland wurde der Körperschaftsteuersatz einheitlich für einbehaltene und ausgeschüttete Gewinne auf 25% zuzüglich des Solidaritätszuschlages von 5,5% reduziert. Die Gewerbesteuer beträgt unter Berücksichtigung des für das Mutterunternehmen geltenden Hebesatzes 15,8%. Der Gewerbesteueraufwand vermindert die Bemessungsgrundlage des körperschaftsteuerlichen Einkommens.

Die folgende Tabelle zeigt eine Überleitungsrechnung vom im jeweiligen Geschäftsjahr erwarteten zum jeweils ausgewiesenen Steueraufwand. Der Ermittlung des erwarteten Steueraufwandes liegt ein effektiver Gesamtsteuersatz von 38,0% für 2002 und 38,1% für 2001 zugrunde.

| | 2002 TEUR | % | 2001 TEUR | % |
|---|---|---|---|---|
| Erwarteter Steueraufwand | 2 202 | 38,0 | – 2 992 | – 38,1 |
| Steueranteil für Differenzen und Verluste, für die keine latenten Steuern erfasst werden | 2 601 | 45,0 | 957 | + 12,2 |
| Steuer Vorjahre | – 704 | – 12,1 | – 841 | – 10,7 |
| Steuer auf Firmenwert-Abschreibung | 1 338 | 23,1 | – 647 | – 8,2 |
| Besteuerungsunterschied Ausland | – 1 219 | – 21,0 | – 22 | – 0,3 |
| Andere | – 167 | – 2,9 | – 431 | – 5,5 |
| | 4 051 | 69,9 | – 3 976 | – 50,6 |

Die aktiven und passiven latenten Steuern ergeben sich aus zeitlichen Buchungsunterschieden in folgenden Bilanzpositionen:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Aktive latente Steuern (kurzfristig) | | |
| Verlustvortrag | 13 161 | 14 024 |
| R&D tax credit | 904 | 0 |
| Sachanlagen | 947 | 0 |
| Wertberichtigung | – 13 404 | – 15 903 |
| Sonstige | 2 034 | 2 970 |
| | 3 662 | 1 091 |
| Passive latente Steuern (kurzfristig): | | |
| Forderungen | 126 | 214 |
| Leasing | 28 | 31 |
| R&D tax credit | 89 | 253 |
| Sachanlagen | 116 | 0 |
| Sonstige | 147 | 159 |
| | 506 | 657 |
| Aktive latente Steuern (langfristig): | | |
| Sachanlagen | 1 483 | 1 728 |
| Verlustvortrag | 8 832 | 4 867 |
| Firmenwert | 0 | 3 398 |
| R&D tax credit | 2 861 | 4 319 |
| Sonstige | 1 356 | 101 |
| | 14 532 | 14 413 |
| Passive latente Steuern (langfristig): | | |
| Sachanlagen | 415 | 502 |
| Kapitalkonsolidierung | 1 006 | 983 |
| R&D tax credit | 548 | 0 |
| Sonstige | 33 | 52 |
| | 2 002 | 1 537 |

Zum 31. Dezember 2002 belaufen sich die körperschaftsteuerlichen Verlustvorträge der Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH) auf ca. Mio. EUR 17 (Vorjahr: Mio. EUR 18). Für die Verlustvorträge wurde keine aktive Steuerabgrenzung gebildet, da die Nutzung der Verlustvorträge von der Einhaltung der steuerlichen Voraussetzungen für den Verlustabzug in den nächsten drei Jahren abhängt.

Die Kontron Mobile Computing Inc., USA, weist für 2002 steuerliche Verlustvorträge von ca. Mio. EUR 30 aus. Diese können gemäß den US-amerikanischen Steuerregularien aufgrund der Änderung in der Gesellschafterstruktur jährlich nur eingeschränkt genutzt werden. Aus diesem Grund ist die hieraus resultierende aktive Steuerabgrenzung vollständig abgewertet.

Zur bestmöglichen Nutzung der Verlustvorträge innerhalb der deutschen Gesellschaften der Kontron Gruppe sind Ergebnisabführungsverträge zwischen Kontron Embedded Modules GmbH und Kontron CSS, Kontron AG und Kontron Modular Computers GmbH sowie Kontron Modular Computers GmbH und Kontron Applications GmbH geplant.

Die Kontron Embedded Modules GmbH, Deggendorf, besitzt steuerliche Verlustvorträge in Höhe von Mio. Euro 8,6.

Die Kontron AG, Eching, besitzt per 31. Dezember 2002 Verlustvorträge in Höhe von Mio. Euro 16,1. Hierfür wurden aktiv latente Steuerposten in Höhe von insgesamt Mio. Euro 6,2 gebildet.

Kontron hat nach regionalen Gesichtspunkten drei wesentliche Geschäftssegmente, Europa, Nordamerika und Asien. Die Analyse der Geschäftssegmente stützt sich hauptsächlich auf Nettoumsätze und bestimmte operative Aufwendungen. Die Produkte werden international über Auslandstochtergesellschaften vermarktet.

Die Einteilung in drei Berichtssegmente wurde der Organisationsstruktur des Konzerns nachempfunden. Auf Grundlage dieser Segmentierung erfolgt die interne Unternehmensberichtserstattung an die Unternehmensleitung.

Im Folgenden sind die Segmentinformationen für die Jahre 2002 und 2001 dargestellt:

| 2002 | Europa TEUR | Nord-Amerika TEUR | Asien TEUR | Konsolidierung TEUR | Summe TEUR |
|---|---|---|---|---|---|
| Umsatzerlöse | 114 833 | 108 732 | 17 961 | – 26 953 | 214 573 |
| davon: | | | | | |
| – fortgeführte Unternehmensbereiche | 114 805 | 108 732 | 17 961 | – 26 953 | 214 545 |
| – eingestellte Unternehmensbereiche | 28 | 0 | 0 | 0 | 28 |
| – Außenumsatz | 104 029 | 96 179 | 14 003 | 0 | 214 211 |
| – Innenumsatz | 10 804 | 12 553 | 3 958 | – 26 953 | 362 |
| Zinsaufwand | 875 | 1 361 | 5 004 | – 316 | 6 924 |
| Konzernjahresüberschuss | 7 972 | – 4 869 | – 6 470 | 4 036 | 669 |
| Steuern vom Einkommen und Ertrag | 2 904 | 637 | 752 | – 242 | 4 051 |
| Abschreibungen | 17 620 | 9 769 | 5 245 | – 7 690 | 24 944 |
| Investitionen | 47 388 | 1 906 | 6 401 | 0 | 55 695 |
| Bilanzsumme | 325 688 | 93 138 | 15 272 | – 130 361 | 303 737 |

| 2001 | Europa TEUR | Nord-Amerika TEUR | Asien TEUR | Konsolidierung TEUR | Summe TEUR |
|---|---|---|---|---|---|
| Umsatzerlöse | 77 503 | 101 894 | 20 767 | – 11 616 | 188 548 |
| Ergebnis vor Ertragsteuern und Gewinnanteilen anderer Gesellschafter | 8 176 | 1 848 | – 407 | – 1 763 | 7 854 |
| Abschreibungen | 1 654 | 2 593 | 430 | 0 | 4 677 |
| Investitionen | 1 236 | 2 177 | 47 | 0 | 3 460 |
| Bilanzsumme | 252 100 | 149 690 | 24 804 | – 140 017 | 286 577 |

# Erläuterungen zur Konzernbilanz

## 13. Schecks, Kassenbestand, Guthaben bei Kreditinstituten

Die Zahlungsmittel umfassen Guthaben bei Kreditinstituten (Kontokorrentguthaben und Festgeldanlagen), Schecks und Kassenbestände. Die wesentlichen Geldanlagen betreffen ein Festgeldkonto der Kontron AG von TEUR 15 000 (Vorjahr: TEUR 26 500) und ein Festgeldkonto der Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH) von TEUR 14 500 (Vorjahr: TEUR 9 000). Alle Geldanlagen haben eine Laufzeit von weniger als drei Monaten.

## 14. Wertpapiere des Umlaufvermögens

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Aktien | 0 | 9 920 |
| Übrige | 1 031 | 1 531 |
| | 1 031 | 11 451 |

## 15. Forderungen aus Lieferungen und Leistungen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Forderungen aus Lieferungen und Leistungen | 41 324 | 45 478 |
| Wertberichtigungen | – 2 073 | – 2 984 |
| | 39 251 | 42 494 |

Alle Forderungen aus Lieferungen und Leistungen haben eine Restlaufzeit von weniger als einem Jahr.

## 16. Vorräte

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Roh-, Hilfs- und Betriebsstoffe | 23 473 | 29 617 |
| Unfertige Erzeugnisse | 7 988 | 8 574 |
| Fertige Erzeugnisse und Waren | 16 345 | 11 748 |
| Geleistete Anzahlungen | 12 | 2 |
| Konsolidierung | – 102 | 0 |
| | 47 716 | 49 941 |

## 17. Übrige Forderungen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Sonstige Vermögensgegenstände | | |
| Steuerforderungen | 7 148 | 3 821 |
| Übrige | 7 139 | 2 832 |
| | 14 287 | 6 653 |
| Forderungen gegen verbundene Unternehmen | 323 | 562 |
| | 14 610 | 7 215 |

Die Forderungen gegen verbundene Unternehmen betreffen Forderungen aus dem laufenden Verrechnungsverkehr innerhalb des Konzerns mit verbundenen Unternehmen, die nicht konsolidiert werden.

Alle übrigen Forderungen haben eine Restlaufzeit von weniger als 1 Jahr.

## 18. Finanzanlagen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Anteile an verbundenen Unternehmen | 4 175 | 2 272 |
| Übrige Wertpapiere | 561 | 60 |
| | 4 736 | 2 332 |

Die Anteile an verbundenen Unternehmen betreffen Tochter- und Enkelgesellschaften, die wegen ihrer geringen Bedeutung nicht in den Konzernabschluss einbezogen werden.

## 19. Immaterielle Anlagewerte und Sachanlagen

Zur Veränderung der immateriellen Anlagewerte und Sachanlagen verweisen wir auf die Entwicklung des Konzern-Anlagevermögens. Die Zugänge aus der Erweiterung des Konsolidierungskreises sind dort separat ausgewiesen. Die immateriellen Anlagewerte beinhalten insbesondere gekaufte Software sowie Lizenzen.

Die Sachanlagen enthalten auch gemietete Gebäude und Maschinen, die wegen der Gestaltung der ihnen zugrunde liegenden Leasing-Verträge dem Konzern als wirtschaftlichem Eigentümer zugerechnet werden.

Die Firmenwerte zum Bilanzstichtag betreffen folgende Gesellschaften:

2002 2001

| | | |
|---|---|---|
| | – 6 924 | – 640 |

## 10. Miet- und Leasingverpflichtungen

Die Konzernunternehmen haben Leasingverträge für Computer und Büroausstattungen sowie Maschinen mit einer Laufzeit von 3 bis 4 Jahren geschlossen, die als Anschaffungsvorgänge in den Gruppenbilanzen aktiviert sind (Capital Lease). Diese gemieteten Gegenstände werden linear über ihre betriebsgewöhnliche Nutzungsdauer abgeschrieben. Die Abschreibung der geleasten Sachanlagen ist in der Gewinn- und Verlustrechnung unter den Abschreibungen ausgewiesen.

Die zukünftigen Miet- und Leasingverpflichtungen aus Capital- und Operating Lease Verträgen ab dem 31. Dezember 2002 entwickeln sich wie folgt:

| | Capital Lease TEUR | Operating Lease TEUR |
|---|---|---|
| 2003 | 506 | 3 212 |
| 2004 | 319 | 2 247 |
| 2005 | 121 | 1 147 |
| 2006 | 117 | 374 |
| 2007 und später | 0 | 7 |
| Kumulierte gesamte (Mindest-)Leasingverpflichtung | 1 063 | 6 987 |
| Abzüglich Zinsanteil | – 94 | 0 |
| Barwert der Miet- und Leasingzahlungen | 969 | 6 987 |

## 11. Steuern vom Einkommen und Ertrag

Die Steuern vom Einkommen und Ertrag setzen sich wie folgt zusammen:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Laufende Steuer | – 1 522 | – 1 044 |
| Latente Steuer | 5 573 | – 2 932 |
| | 4 051 | – 3 976 |

Nach der ab 1. Januar 2001 wirksamen Steuerreform in Deutschland wurde der Körperschaftsteuersatz einheitlich für einbehaltene und ausgeschüttete Gewinne auf 25% zuzüglich des Solidaritätszuschlages von 5,5% reduziert. Die Gewerbesteuer beträgt unter Berücksichtigung des für das Mutterunternehmen geltenden Hebesatzes 15,8%. Der Gewerbesteueraufwand vermindert die Bemessungsgrundlage des körperschaftsteuerlichen Einkommens.

Die folgende Tabelle zeigt eine Überleitungsrechnung vom im jeweiligen Geschäftsjahr erwarteten zum jeweils ausgewiesenen Steueraufwand. Der Ermittlung des erwarteten Steueraufwandes liegt ein effektiver Gesamtsteuersatz von 38,0% für 2002 und 38,1% für 2001 zugrunde.

| | 2002 TEUR | % | 2001 TEUR | % |
|---|---|---|---|---|
| Erwarteter Steueraufwand | 2 202 | 38,0 | – 2 992 | – 38,1 |
| Steueranteil für Differenzen und Verluste, für die keine latenten Steuern erfasst werden | 2 601 | 45,0 | 957 | + 12,2 |
| Steuer Vorjahre | – 704 | – 12,1 | – 841 | – 10,7 |
| Steuer auf Firmenwert-Abschreibung | 1 338 | 23,1 | – 647 | – 8,2 |
| Besteuerungsunterschied Ausland | – 1 219 | – 21,0 | – 22 | – 0,3 |
| Andere | – 167 | – 2,9 | – 431 | – 5,5 |
| | 4 051 | 69,9 | – 3 976 | – 50,6 |

Die aktiven und passiven latenten Steuern ergeben sich aus zeitlichen Buchungsunterschieden in folgenden Bilanzpositionen:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Aktive latente Steuern (kurzfristig)** | | |
| Verlustvortrag | 13 181 | 14 024 |
| R&D tax credit | 904 | 0 |
| Sachanlagen | 947 | 0 |
| Wertberichtigung | – 13 404 | – 15 903 |
| Sonstige | 2 034 | 2 970 |
| | 3 662 | 1 091 |
| **Passive latente Steuern (kurzfristig):** | | |
| Forderungen | 126 | 214 |
| Leasing | 28 | 31 |
| R&D tax credit | 89 | 253 |
| Sachanlagen | 116 | 0 |
| Sonstige | 147 | 159 |
| | 506 | 657 |
| **Aktive latente Steuern (langfristig):** | | |
| Sachanlagen | 1 483 | 1 728 |
| Verlustvortrag | 8 832 | 4 867 |
| Firmenwert | 0 | 3 398 |
| R&D tax credit | 2 881 | 4 319 |
| Sonstige | 1 356 | 101 |
| | 14 532 | 14 413 |
| **Passive latente Steuern (langfristig):** | | |
| Sachanlagen | 415 | 502 |
| Kapitalkonsolidierung | 1 006 | 983 |
| R&D tax credit | 548 | 0 |
| Sonstige | 33 | 52 |
| | 2 002 | 1 537 |

Zum 31. Dezember 2002 belaufen sich die körperschaftsteuerlichen Verlustvorträge der Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH) auf ca. Mio. EUR 17 (Vorjahr: Mio. EUR 18). Für die Verlustvorträge wurde keine aktive Steuerabgrenzung gebildet, da die Nutzung der Verlustvorträge von der Einhaltung der steuerlichen Voraussetzungen für den Verlustabzug in den nächsten drei Jahren abhängt.

Die Kontron Mobile Computing Inc., USA, weist für 2002 steuerliche Verlustvorträge von ca. Mio. EUR 30 aus. Diese können gemäß den US-amerikanischen Steuerregularien aufgrund der Änderung in der Gesellschafterstruktur jährlich nur eingeschränkt genutzt werden. Aus diesem Grund ist die hieraus resultierende aktive Steuerabgrenzung vollständig abgewertet.

Zur bestmöglichen Nutzung der Verlustvorträge innerhalb der deutschen Gesellschaften der Kontron Gruppe sind Ergebnisabführungsverträge zwischen Kontron Embedded Modules GmbH und Kontron CSS, Kontron AG und Kontron Modular Computers GmbH sowie Kontron Modular Computers GmbH und Kontron Applications GmbH geplant.

Die Kontron Embedded Modules GmbH, Deggendorf, besitzt steuerliche Verlustvorträge in Höhe von Mio. Euro 6,6.

Die Kontron AG, Eching, besitzt per 31. Dezember 2002 Verlustvorträge in Höhe von Mio. Euro 16,1. Hierfür wurden aktiv latente Steuerposten in Höhe von insgesamt Mio. Euro 6,2 gebildet.

## 12. Segmentberichterstattung

SFAS 131 verlangt eine Segmentberichterstattung mit Informationen zu Segmentergebnissen, bestimmten Aufwands- und Ertragsposten, segmentbezogenen Vermögenswerten, Aufgliederungen der Umsatzerlöse nach Sparten oder Regionen sowie der Vermögenswerte nach Regionen und Informationen über wesentliche Kunden.

Im Folgenden sind die Segmentinformationen für die Jahre 2002 und 2001 dargestellt:

| 2002 | Europa TEUR | Nord-Amerika TEUR | Asien TEUR | Konsolidierung TEUR | Summe TEUR |
|---|---|---|---|---|---|
| Umsatzerlöse | 114 833 | 108 732 | 17 961 | – 26 953 | 214 573 |
| davon: | | | | | |
| – fortgeführte Unternehmensbereiche | 114 805 | 108 732 | 17 961 | – 26 953 | 214 545 |
| – eingestellte Unternehmensbereiche | 28 | 0 | 0 | 0 | 28 |
| – Außenumsatz | 104 029 | 96 179 | 14 003 | 0 | 214 211 |
| – Innenumsatz | 10 804 | 12 553 | 3 958 | – 26 953 | 362 |
| Zinsaufwand | 875 | 1 361 | 5 004 | – 316 | 6 924 |
| Konzernjahresüberschuss | 7 972 | – 4 869 | – 6 470 | 4 036 | 669 |
| Steuern vom Einkommen und Ertrag | 2 904 | 637 | 752 | – 242 | 4 051 |
| Abschreibungen | 17 620 | 9 769 | 5 245 | – 7 690 | 24 944 |
| Investitionen | 47 388 | 1 906 | 6 401 | 0 | 55 695 |
| Bilanzsumme | 325 688 | 93 138 | 15 272 | – 130 361 | 303 737 |

| 2001 | Europa TEUR | Nord-Amerika TEUR | Asien TEUR | Konsolidierung TEUR | Summe TEUR |
|---|---|---|---|---|---|
| Umsatzerlöse | 77 503 | 101 894 | 20 767 | – 11 616 | 188 548 |
| Ergebnis vor Ertragsteuern und Gewinnanteilen anderer Gesellschafter | 8 176 | 1 848 | – 407 | – 1 763 | 7 854 |
| Abschreibungen | 1 654 | 2 593 | 430 | 0 | 4 677 |
| Investitionen | 1 236 | 2 177 | 47 | 0 | 3 460 |
| Bilanzsumme | 252 100 | 149 690 | 24 804 | – 140 017 | 286 577 |

# Erläuterungen zur Konzernbilanz

## 13. Schecks, Kassenbestand, Guthaben bei Kreditinstituten

Die Zahlungsmittel umfassen Guthaben bei Kreditinstituten (Kontokorrentguthaben und Festgeldanlagen), Schecks und Kassenbestände. Die wesentlichen Geldanlagen betreffen ein Festgeldkonto der Kontron AG von TEUR 15 000 (Vorjahr: TEUR 26 500) und ein Festgeldkonto der Kontron Embedded Computers GmbH (vormals: Kontron Elektronik GmbH) von TEUR 14 500 (Vorjahr: TEUR 9 000). Alle Geldanlagen haben eine Laufzeit von weniger als drei Monaten.

## 14. Wertpapiere des Umlaufvermögens

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Aktien | 0 | 9 920 |
| Übrige | 1 031 | 1 531 |
| | 1 031 | 11 451 |

## 15. Forderungen aus Lieferungen und Leistungen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Forderungen aus Lieferungen und Leistungen | 41 324 | 45 478 |
| Wertberichtigungen | – 2 073 | – 2 984 |
| | 39 251 | 42 494 |

Alle Forderungen aus Lieferungen und Leistungen haben eine Restlaufzeit von weniger als einem Jahr.

## 16. Vorräte

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Roh-, Hilfs- und Betriebsstoffe | 23 473 | 29 617 |
| Unfertige Erzeugnisse | 7 988 | 8 574 |
| Fertige Erzeugnisse und Waren | 16 345 | 11 748 |
| Geleistete Anzahlungen | 12 | 2 |
| Konsolidierung | – 102 | 0 |
| | 47 716 | 49 941 |

## 17. Übrige Forderungen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Sonstige Vermögensgegenstände | | |
| Steuerforderungen | 7 148 | 3 821 |
| Übrige | 7 139 | 2 832 |
| | 14 287 | 6 653 |
| Forderungen gegen verbundene Unternehmen | 323 | 562 |
| | 14 610 | 7 215 |

Die Forderungen gegen verbundene Unternehmen betreffen Forderungen aus dem laufenden Verrechnungsverkehr innerhalb des Konzerns mit verbundenen Unternehmen, die nicht konsolidiert werden.

Alle übrigen Forderungen haben eine Restlaufzeit von weniger als 1 Jahr.

## 18. Finanzanlagen

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Anteile an verbundenen Unternehmen | 4 175 | 2 272 |
| Übrige Wertpapiere | 561 | 60 |
| | 4 736 | 2 332 |

Die Anteile an verbundenen Unternehmen betreffen Tochter- und Enkelgesellschaften, die wegen ihrer geringen Bedeutung nicht in den Konzernabschluss einbezogen werden.

## 19. Immaterielle Anlagewerte und Sachanlagen

Zur Veränderung der immateriellen Anlagewerte und Sachanlagen verweisen wir auf die Entwicklung des Konzern-Anlagevermögens. Die Zugänge aus der Erweiterung des Konsolidierungskreises sind dort separat ausgewiesen. Die immateriellen Anlagewerte beinhalten insbesondere gekaufte Software sowie Lizenzen.

Die Sachanlagen enthalten auch gemietete Gebäude und Maschinen, die wegen der Gestaltung der ihnen zugrunde liegenden Leasing-Verträge dem Konzern als wirtschaftlichem Eigentümer zugerechnet werden.

Die Firmenwerte zum Bilanzstichtag betreffen folgende Gesellschaften:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Nordamerika: | | |
| Teknor Applikom Inc. | 0 | 9 878 |
| Kontron Canada Inc. | 7 391 | 0 |
| Kontron Communication Inc. | 0 | 6 487 |

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Kontron America Inc. | 14 727 | 10 487 |
| Kontron Mobile Computing Inc. | 15 767 | 16 897 |
| TIVA Microcomputer Corporation | 2 386 | 2 822 |
| | 40 271 | 46 571 |
| Europa: | | |
| Kontron Modular Computers GmbH | 15 832 | 15 453 |
| Kontron Solutions GmbH | 2 562 | 2 304 |
| MERZ spol. S.r.o. | 1 911 | 983 |
| Kontron Embedded Computers GmbH (aus der verschmolzenen XTRO Informationssysteme GmbH) | 6 694 | 0 |
| Kontron Embedded Modules GmbH | 21 986 | 0 |
| RT Soft ZAO | 4 069 | 0 |
| Übrige | 1 310 | 1 100 |
| | 54 364 | 19 840 |
| Asien: | | |
| Taiwan Mycomp Company Ltd. | 4 635 | 7 262 |
| Kontron Asia Inc. | 1 397 | 1 353 |
| | 6 032 | 8 615 |
| | 100 667 | 75 026 |

Die Firmenwerte der Kontron Communication Inc. in Höhe von TEUR 6 467 und der Firmenwert der Teknor Applicom Inc. in Höhe von TEUR 9 878 sind bei der Verschmelzung zum 1. Januar 2002 auf die Kontron Canada Inc. übergegangen. Bei der Kontron Canada Inc. und bei Kontron Modular Computers GmbH wurden aufgrund unterjähriger Werthaltigkeitstests außerplanmäßige Abschreibungen in Höhe von TEUR 9 500 bzw. 380 vorgenommen.

Im Zuge des „Purchase price accounting" wurden beim Erwerb bei den Beteiligungen neben dem Firmenwert Anschaffungskosten für folgende Vermögensgegenstände aktiviert:

2002:

Kontron Embedded Modules GmbH

| | TEUR |
|---|---|
| Auftragsbestand | 416 |
| Technologie – Know-how | 1 337 |
| | 1 753 |

Aus diesen aktivierten immateriellen Vermögensgegenständen resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 261. Demgegenüber steht die Auflösung von stillen Lasten aufgrund der durchgeführten Namensänderung von TEUR 800. Die Abschreibungen und die Auflösung sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

2001:

Kontron Canada Inc. (aus der verschmolzenen Kontron Communication Inc.)

| | TEUR |
|---|---|
| Auftragsbestand | 306 |
| Latente Steuer | 9 991 |
| Technologie – Know-how | 3 735 |
| | 14 032 |

Kontron America Inc. (vormals: ICS Advent)

| | TEUR |
|---|---|
| Fertigung – Know-how | 1 797 |
| Webseite | 387 |
| | 2 184 |

Aus diesen aktivierten immateriellen Vermögensgegenständen resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 546 bei der Kontron Canada Inc. (vormals: Kontron Communications Inc.) und in Höhe von TEUR 529 bei der Kontron America Inc. (vormals: ICS Advent Inc.). Die Abschreibungen sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

## 20. Kurzfristige Verbindlichkeiten

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Verbindlichkeiten aus Lieferungen und Leistungen** | 19 163 | 15 139 |
| **Verbindlichkeiten gegenüber Kreditinstituten** | | |
| Kontokorrentkredite mit einer Verzinsung von 4,0% bis 8,6% | 15 520 | 26 861 |
| Kurzfristiger Anteil an langfristigen Bankdarlehen | 1 238 | 834 |
| | 16 758 | 27 695 |
| **Kurzfristiger Anteil der Finanzierungsleasing-Verbindlichkeiten** | 460 | 715 |
| **Verbindlichkeiten gegenüber verbundenen Unternehmen** | 323 | 408 |
| **Sonstige Verbindlichkeiten** | | |
| Verbindlichkeiten aus Steuern | 240 | 0 |
| Verbindlichkeiten gegenüber Personal | 1 047 | 1 503 |
| Restkaufpreise für Unternehmenskäufe | 4 496 | 2 045 |
| Wandelschuldverschreibung, Verzinsung 6% | 90 | 0 |
| Erhaltene Anzahlung | 2 438 | |
| Übrige | 1 101 | 1 203 |
| | 9 412 | 4 751 |
| | 46 116 | 48 708 |

Alle kurzfristigen Verbindlichkeiten haben wie im Vorjahr eine Restlaufzeit von weniger als einem Jahr.

## 21. Langfristige Verbindlichkeiten

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Anleihen** | 166 | 282 |
| (davon konvertibel) | (166) | (282) |
| **Verbindlichkeiten gegenüber Kreditinstituten** | | |
| Darlehen mit einer Verzinsung von 6,3%, vierteljährliche Tilgung von 1998 bis 2012 | 3 127 | 3 563 |
| Darlehen mit einer Verzinsung von 5,375%, monatliche Tilgung von 2003 bis 2012 | 1 624 | 0 |
| Darlehen mit einer Verzinsung von 5,75%, monatliche Tilgung von 2003 bis 2009 | 2 243 | 0 |
| Darlehen mit einer Verzinsung von 4,3%, halbjährliche Tilgung von 2001 bis 2019 | 2 684 | 3 068 |
| Darlehen mit einer Verzinsung von 4,5%, halbjährliche Tilgung von [illegible] | [illegible] | [illegible] |

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Kurzfristiger Anteil an langfristigen Bankdarlehen | – 1 238 | – 834 |
| | 11 652 | 8 589 |
| | 11 818 | 8 871 |
| **Capital-Lease-Verpflichtungen ohne kurzfristig fälligem Anteil** | 509 | 956 |
| | 12 327 | 9 827 |

Restlaufzeiten der langfristigen Verbindlichkeiten:

| | 31. 12. 2002 Restlaufzeit 1 bis 5 Jahre TEUR | 31. 12. 2002 Restlaufzeit mehr als 5 Jahre TEUR | Gesamt TEUR |
|---|---|---|---|
| Anleihen | 166 | 0 | 166 |
| Verbindlichkeiten gegenüber Kreditinstituten | 5 252 | 6 400 | 11 652 |
| Capital-Lease-Verpflichtungen ohne kurzfristig fälligem Anteil | 509 | 0 | 509 |
| | 5 927 | 6 400 | 12 327 |

Die langfristigen Darlehen und Capital-Lease-Verpflichtungen zum 31. Dezember 2002 sind mit folgenden Jahresbeträgen zu tilgen:

| | Darlehen TEUR | Capital-Lease TEUR |
|---|---|---|
| 2004 | 1 359 | 294 |
| 2005 | 1 362 | 102 |
| 2006 | 1 171 | 114 |
| 2007 | 1 360 | 0 |
| 2008 und später | 6 400 | 0 |
| | 11 652 | 509 |

Von den kurzfristigen und langfristigen Verbindlichkeiten gegenüber Kreditinstituten von zusammen TEUR 28 410 sind TEUR 12 405 durch Grundschulden und Hypotheken sowie TEUR 559 durch Sicherungsabtretungen von Forderungen, Vorräten und anderen Vermögensgegenständen gesichert.

## 22. Rückstellungen

Die Rückstellungen gliedern sich wie folgt:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Rückstellungen für Pensionen | 139 | 416 |
| | 139 | 416 |

Pensionszusagen bestehen an insgesamt 12 Mitarbeiter bei zwei Gesellschaften. Die Pensionsrückstellung ist nach der Projected Unit Credit Method mit einem Zinssatz von 6,0 und 6,5 Prozent und einer Steigerungsrate von 2,0 bis 2,5 Prozent ermittelt.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Kurzfristige Rückstellungen:** | | |
| Steuerrückstellungen | 109 | 1 610 |
| Sonstige Rückstellungen | | |
| Personalverpflichtungen | 5 059 | 4 060 |
| Gewährleistungen | 2 835 | 3 163 |
| Rücknahmeverpflichtungen | 0 | 113 |
| Übrige | 6 252 | 2 814 |
| | 14 146 | 10 150 |
| | 14 255 | 11 760 |

## 23. Eigenkapital und Aktienbezüge

Die Hauptversammlung der Kontron AG hat am 8. Juni 2001 eine Kapitalerhöhung aus Gesellschaftsmitteln um EUR 12 100 000 durch Aktiensplit 1:2 beschlossen. Die Eintragung der Kapitalerhöhung ins Handelsregister erfolgte am 3. August 2001.

Mit Beschluss des Vorstands vom 26. Juni 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Sacheinlagen durch Ausgabe von 1 200 000 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 28. August 2001. Die Sacheinlage wurde erbracht durch 100 nennwertlose Stammaktien der Kontron Communications Inc., Quebec. Die Kontron Communications Inc. ist alleinige Anteilseignerin der 16 048 350 Aktien an der Memotec Communications Inc., Quebec. Die Aktien der Memotec Communications Inc. wurden mit einem gutachtlich ermittelten Anschaffungspreis per 1. Juli 2001 mit TEUR 15 262 bewertet.

Im Zuge der Memotec Transaktion wurden 99 956 Aktien im Rahmen der Kapitalerhöhung durch Sacheinlage aller Anteile der kanadischen Kontron Communications Inc. geschaffen. Das wirtschaftliche Eigentum an den Aktien liegt durch den Abschluss einer Treuhandvereinbarung bei der Kontron AG. Mit diesen Aktien sollen die Verpflichtungen aus einem Mitarbeiterbeteiligungsprogramm der Tochtergesellschaft Kontron Communications Inc., der Memotec Communications Inc., bedient werden. Im Geschäftsjahr wurden 23 350 Aktien aufgrund ausgeübter Optionen ausgereicht. Die einbezahlten Barmittel aus der Optionsausübung in Höhe von TEUR 231 sind in der Kapitalrücklage enthalten. Am Bilanzstichtag befinden sich noch 76 608 eigene Aktien mit einem Wert von TEUR 1 063 im wirtschaftlichen Eigentum der Kontron AG. Der Wert der eigenen Aktien ist als Zugang und Abgang in der Kapitalrücklage gezeigt.

Mit Beschluss des Vorstands vom 14. August 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Sacheinlagen durch Ausgabe von 65 300 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 21. Dezember 2001. Die Sacheinlage wurde erbracht durch einen Anteil in Höhe von 60 000 CZK am Stammkapital, bei einem gesamten Stammkapital von 100 000 CZK, der Merz spol. S.r.o., Liberec. Die Anteile wurden mit dem durchschnittlichen Wert der hingegebenen Aktien der Kontron AG mit TEUR 931 bewertet.

Mit Beschluss des Vorstands vom 14. Dezember 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Bareinlage durch Ausgabe von 2 420 000 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 21. Dezember 2001. Die Aktien wurden am 14. Dezember 2001 von einem Kreditinstitut gezeichnet. Der Kaufpreis wurde mit EUR 12,75 festgelegt. Der über den Ausgabebetrag hinaus erzielte Erlös von TEUR 28 435 wurde abzüglich der Plazierungsprovision von netto TEUR 1 026 in die Kapitalrücklage eingestellt.

Mit Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 3. Juli 2002 wurde das Grundkapital der Gesellschaft im Zuge einer Verschmelzung durch Neugründung um TEUR 17 769 EUR erhöht. Der bei der Verschmelzung entstehende Mehrbetrag in Höhe von TEUR 24 787 wurde in die Kapitalrücklage eingestellt. Die Eintragung der Verschmelzung in das Handelsregister erfolgte am 12. August 2002.

Die Kontron AG hat im Berichtsjahr 86 087 eigene Aktien zum Preis von insgesamt TEUR 888 erworben. Der Wert der eigenen Aktien ist als Zugang in der Kapitalrücklage gezeigt.

Ferner hat die Kontron AG die 76 608 eigenen Aktien, welche sie im Vorjahr im Zusammenhang mit dem Kauf der Memotec erworben hat, für TEUR 776 veräußert. Des weiteren wurden in 2002 86 087 eigene Aktien zum Beteiligungserwerb an der RT Soft ZAO in Höhe von TEUR 197 verwendet. Der Saldo der Zu- und Abgänge an eigenen Aktien wurde von der Kapitalrücklage abgesetzt.

Insgesamt beträgt die Anzahl der am 31. Dezember 2002 von Kontron ausgegebenen nennwertlose Aktien 45 654 112 Stück. Jede Aktie repräsentiert einen Anteil am gezeichneten Kapital in Höhe von EUR 1,0.

## 24. Bedingtes Kapital

| | | |
|---|---|---|
| Kontron Solutions GmbH | 2 562 | 2 304 |
| MERZ spol. S.r.o. | 1 911 | 983 |
| Kontron Embedded Computers GmbH (aus der verschmolzenen XTRO Informationssysteme GmbH) | 6 694 | 0 |
| Kontron Embedded Modules GmbH | 21 986 | 0 |
| RT Soft ZAO | 4 069 | 0 |
| Übrige | 1 310 | 1 100 |
| | 54 364 | 19 840 |
| Asien: | | |
| Taiwan Mycomp Company Ltd | 4 635 | 7 262 |
| Kontron Asia Inc. | 1 397 | 1 353 |
| | 6 032 | 8 615 |
| | 100 667 | 75 026 |

Die Firmenwerte der Kontron Communication Inc. in Höhe von TEUR 6 487 und der Firmenwert der Teknor Applicom Inc. in Höhe von TEUR 9 878 sind bei der Verschmelzung zum 1. Januar 2002 auf die Kontron Canada Inc. übergegangen. Bei der Kontron Canada Inc. und bei Kontron Modular Computers GmbH wurden aufgrund unterjähriger Werthaltigkeitstests außerplanmäßige Abschreibungen in Höhe von TEUR 9 500 bzw. 380 vorgenommen.

Im Zuge des „Purchase price accounting" wurden beim Erwerb bei den Beteiligungen neben dem Firmenwert Anschaffungskosten für folgende Vermögensgegenstände aktiviert:

2002:

**Kontron Embedded Modules GmbH**

| | TEUR |
|---|---|
| Auftragsbestand | 416 |
| Technologie – Know-how | 1 337 |
| | 1 753 |

Aus diesen aktivierten immateriellen Vermögensgegenständen resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 261. Demgegenüber steht die Auflösung von stillen Lasten aufgrund der durchgeführten Namensänderung von TEUR 800. Die Abschreibungen und die Auflösung sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

2001:

**Kontron Canada Inc. (aus der verschmolzenen Kontron Communication Inc.)**

| | TEUR |
|---|---|
| Auftragsbestand | 306 |
| Latente Steuer | 9 991 |
| Technologie – Know-how | 3 735 |
| | 14 032 |

**Kontron America Inc. (vormals: ICS Advent)**

| | TEUR |
|---|---|
| Fertigung – Know-how | 1 797 |
| Webseite | 387 |
| | 2 184 |

Aus diesen aktivierten immateriellen Vermögensgegenständen resultieren planmäßige Abschreibungen für 2002 in Höhe von TEUR 546 bei der Kontron Canada Inc. (vormals: Kontron Communications Inc.) und in Höhe von TEUR 529 bei der Kontron America Inc. (vormals: ICS Advent Inc.). Die Abschreibungen sind in der Gewinn- und Verlustrechnung bei der Firmenwertabschreibung ausgewiesen.

## 20. Kurzfristige Verbindlichkeiten

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Verbindlichkeiten aus Lieferungen und Leistungen** | 19 163 | 15 139 |
| **Verbindlichkeiten gegenüber Kreditinstituten** | | |
| Kontokorrentkredite mit einer Verzinsung von 4,0% bis 8,6% | 15 520 | 26 861 |
| Kurzfristiger Anteil an langfristigen Bankdarlehen | 1 238 | 834 |
| | 16 758 | 27 695 |
| **Kurzfristiger Anteil der Finanzierungsleasing-Verbindlichkeiten** | 460 | 715 |
| **Verbindlichkeiten gegenüber verbundenen Unternehmen** | 323 | 408 |
| **Sonstige Verbindlichkeiten** | | |
| Verbindlichkeiten aus Steuern | 240 | 0 |
| Verbindlichkeiten gegenüber Personal | 1 047 | 1 503 |
| Restkaufpreise für Unternehmenskäufe | 4 496 | 2 045 |
| Wandelschuldverschreibung, Verzinsung 6% | 90 | 0 |
| Erhaltene Anzahlung | 2 438 | |
| Übrige | 1 101 | 1 203 |
| | 9 412 | 4 751 |
| | 46 116 | 48 708 |

Alle kurzfristigen Verbindlichkeiten haben wie im Vorjahr eine Restlaufzeit von weniger als einem Jahr.

## 21. Langfristige Verbindlichkeiten

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Anleihen | 166 | 282 |
| (davon konvertibel) | (166) | (282) |
| **Verbindlichkeiten gegenüber Kreditinstituten** | | |
| Darlehen mit einer Verzinsung von 6,3%, vierteljährliche Tilgung von 1998 bis 2012 | 3 127 | 3 563 |
| Darlehen mit einer Verzinsung von 5,375%, monatliche Tilgung von 2003 bis 2012 | 1 624 | 0 |
| Darlehen mit einer Verzinsung von 5,75%, monatliche Tilgung von 2003 bis 2009 | 2 243 | 0 |
| Darlehen mit einer Verzinsung von 4,3%, halbjährliche Tilgung von 2001 bis 2019 | 2 684 | 3 068 |
| Darlehen mit einer Verzinsung von 4,5%, halbjährliche Tilgung von 2002 bis 2019 | 2 045 | 2 045 |
| Darlehen mit einer Verzinsung von 10,4%, monatliche Tilgung von 2002 bis 2005 | 0 | 395 |
| Darlehen mit einer Verzinsung von 6,0%, monatliche Tilung von 1997 bis 2013 | 0 | 352 |
| Sonstige Darlehen mit Verzinsung zwischen 5,0% und 9,0% | 1 167 | 0 |

Restlaufzeiten der langfristigen Verbindlichkeiten:

| | 31. 12. 2002 1 bis 5 Jahre TEUR | Restlaufzeit mehr als 5 Jahre TEUR | Gesamt TEUR |
|---|---|---|---|
| Anleihen | 166 | 0 | 166 |
| Verbindlichkeiten gegenüber Kreditinstituten | 5 252 | 6 400 | 11 652 |
| Capital-Lease-Verpflichtungen ohne kurzfristig fälligem Anteil | 509 | 0 | 509 |
| | 5 927 | 6 400 | 12 327 |

Die langfristigen Darlehen und Capital-Lease-Verpflichtungen zum 31. Dezember 2002 sind mit folgenden Jahresbeträgen zu tilgen:

| | Darlehen TEUR | Capital-Lease TEUR |
|---|---|---|
| 2004 | 1 359 | 294 |
| 2005 | 1 362 | 102 |
| 2006 | 1 171 | 114 |
| 2007 | 1 360 | 0 |
| 2008 und später | 6 400 | 0 |
| | 11 652 | 509 |

Von den kurzfristigen und langfristigen Verbindlichkeiten gegenüber Kreditinstituten von zusammen TEUR 28 410 sind TEUR 12 405 durch Grundschulden und Hypotheken sowie TEUR 559 durch Sicherungsabtretungen von Forderungen, Vorräten und anderen Vermögensgegenständen gesichert.

## 22. Rückstellungen

Die Rückstellungen gliedern sich wie folgt:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Rückstellungen für Pensionen | 139 | 416 |
| | 139 | 416 |

Pensionszusagen bestehen an insgesamt 12 Mitarbeiter bei zwei Gesellschaften. Die Pensionsrückstellung ist nach der Projected Unit Credit Method mit einem Zinssatz von 6,0 und 6,5 Prozent und einer Steigerungsrate von 2,0 bis 2,5 Prozent ermittelt.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| **Kurzfristige Rückstellungen:** | | |
| Steuerrückstellungen | 109 | 1 610 |
| Sonstige Rückstellungen | | |
| Personalverpflichtungen | 5 059 | 4 060 |
| Gewährleistungen | 2 835 | 3 163 |
| Rücknahmeverpflichtungen | 0 | 113 |
| Übrige | 6 252 | 2 814 |
| | 14 146 | 10 150 |
| | 14 255 | 11 760 |

## 23. Eigenkapital und Aktienbezüge

Die Hauptversammlung der Kontron AG hat am 8. Juni 2001 eine Kapitalerhöhung aus Gesellschaftsmitteln um EUR 12 100 000 durch Aktiensplit 1:2 beschlossen. Die Eintragung der Kapitalerhöhung ins Handelsregister erfolgte am 3. August 2001.

Mit Beschluss des Vorstands vom 26. Juni 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Sacheinlagen durch Ausgabe von 1 200 000 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 28. August 2001. Die Sacheinlage wurde erbracht durch 100 nennwertlose Stammaktien der Kontron Communications Inc., Quebec. Die Kontron Communications Inc. ist alleinige Anteilseignerin der 16 048 350 Aktien an der Memotec Communications Inc., Quebec. Die Aktien der Memotec Communications Inc. wurden mit einem gutachtlich ermittelten Anschaffungspreis per 1. Juli 2001 mit TEUR 15 262 bewertet.

Im Zuge der Memotec Transaktion wurden 99 958 Aktien im Rahmen der Kapitalerhöhung durch Sacheinlage aller Anteile der kanadischen Kontron Communications Inc. geschaffen. Das wirtschaftliche Eigentum an den Aktien liegt durch den Abschluss einer Treuhandvereinbarung bei der Kontron AG. Mit diesen Aktien sollen die Verpflichtungen aus einem Mitarbeiterbeteiligungsprogramm der Tochtergesellschaft Kontron Communications Inc., der Memotec Communications Inc., bedient werden. Im Geschäftsjahr wurden 23 350 Aktien aufgrund ausgeübter Optionen ausgereicht. Die einbezahlten Barmittel aus der Optionsausübung in Höhe von TEUR 231 sind in der Kapitalrücklage enthalten. Am Bilanzstichtag befinden sich noch 76 608 eigene Aktien mit einem Wert von TEUR 1 063 im wirtschaftlichen Eigentum der Kontron AG. Der Wert der eigenen Aktien ist als Zugang und Abgang in der Kapitalrücklage gezeigt.

Mit Beschluss des Vorstands vom 14. August 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Sacheinlagen durch Ausgabe von 65 300 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 21. Dezember 2001. Die Sacheinlage wurde erbracht durch einen Anteil in Höhe von 60 000 CZK am Stammkapital, bei einem gesamten Stammkapital von 100 000 CZK, der Merz spol. S.r.o., Liberec. Die Anteile wurden mit dem durchschnittlichen Wert der hingegebenen Aktien der Kontron AG mit TEUR 931 bewertet.

Mit Beschluss des Vorstands vom 14. Dezember 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde beschlossen, das Grundkapital der Gesellschaft unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre gegen Bareinlage durch Ausgabe von 2 420 000 neuen Stammaktien zu erhöhen. Die Eintragung der Kapitalerhöhung in das Handelsregister erfolgte am 21. Dezember 2001. Die Aktien wurden am 14. Dezember 2001 von einem Kreditinstitut gezeichnet. Der Kaufpreis wurde mit EUR 12,75 festgelegt. Der über den Ausgabebetrag hinaus erzielte Erlös von TEUR 28 435 wurde abzüglich der Plazierungsprovision von netto TEUR 1 026 in die Kapitalrücklage eingestellt.

Mit Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 3. Juli 2002 wurde das Grundkapital der Gesellschaft im Zuge einer Verschmelzung durch Neugründung um TEUR 17 769 EUR erhöht. Der bei der Verschmelzung entstehende Mehrbetrag in Höhe von TEUR 24 787 wurde in die Kapitalrücklage eingestellt. Die Eintragung der Verschmelzung in das Handelsregister erfolgte am 12. August 2002.

Die Kontron AG hat im Berichtsjahr 86 087 eigene Aktien zum Preis von insgesamt TEUR 888 erworben. Der Wert der eigenen Aktien ist als Zugang in der Kapitalrücklage gezeigt.

Ferner hat die Kontron AG die 76 608 eigenen Aktien, welche sie im Vorjahr im Zusammenhang mit dem Kauf der Memotec erworben hat, für TEUR 776 veräußert. Des weiteren wurden in 2002 86 087 eigene Aktien zum Beteiligungserwerb an der RT Soft ZAO in Höhe von TEUR 197 verwendet. Der Saldo der Zu- und Abgänge an eigenen Aktien wurde von der Kapitalrücklage abgesetzt.

Insgesamt beträgt die Anzahl der am 31. Dezember 2002 von Kontron ausgegebenen nennwertlose Aktien 45 654 112 Stück. Jede Aktie repräsentiert einen Anteil am gezeichneten Kapital in Höhe von EUR 1,0.

## 24. Bedingtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG am 3. Juli 2002 zum Verschmelzungsbericht vom 26. April 2002 wurde die Satzung genehmigt. In der Satzung wurde nachfolgendes bedingtes Kapital festgelegt:

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/I um bis zu EUR 2 270 740,00 durch die Ausgabe von bis zu 2 270 740 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Be-

zugsrechte auf Aktien, die von den übertragenden Gesellschaften bzw. deren Tochtergesellschaften an deren Mitarbeiter und Mitglieder der Geschäftsführung ausgegeben worden waren, ausgeübt werden.

Zum 31. Dezember 2002 bestanden insgesamt 256 117 Wandelschuldverschreibungen, die jeweils zu einem Nominalwert von EUR 1,00 ausgegeben wurden. Aktienoptionen bestanden zum 31. Dezember 2002 in Höhe von 34 380, die durch Aktiensplitt und geänderte Umwandlungsverhältnis 122 786 Aktien, und 578 200 Aktienoptionen, die durch das geänderte Umwandlungsverhältnis 413 000 Aktien entsprechen.

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/II um bis zu EUR 621 500,00 durch die Ausgabe von bis zu 621 500 neuen Aktien gegen Wandlungsrechte oder Optionsscheine bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie Options- oder Wandlungsrechte, die von den übertragenden Gesellschaften ausgegeben worden sind, ausgeübt werden.

Zum 31. Dezember 2002 waren 160 000 Wandel- oder Optionsschuldverschreibungen zu je EUR 1,00 ausgegeben. Die Anzahl der in Umlauf befindlichen Optionsrechte zum 31. Dezember 2002 beträgt insgesamt 402 143.

## 25. Genehmigtes Kapital

Das Genehmigte Kapital 2002/I ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 700 000 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den übertragenden Gesellschaften bis zum 15. April 2002 abgeschlossen worden sind.

Das Genehmigte Kapital 2002/II ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 1 270 780 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Options- oder Wandlungsrechte bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien für Options- oder Wandlungsrechte nach Ausübung des Options- oder Wandlungsrechts ausgegeben werden, die von den übertragenden Gesellschaften oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften abgeschlossen worden sind.

Das Genehmigte Kapital 2002/III ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 20 856 000 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007.

## 26. Optionsschuldverschreibungen und Optionsrechte

### Optionsschuldverschreibungen

Mit Beschluss der Hauptversammlung vom 8. Juni 2001 war der Vorstand ermächtigt, bis zum 8. Juni 2006 einmalig oder mehrmals auf den Inhaber/Namen lautende Wandel- oder Optionsschuldverschreibungen im Gesamtnennbetrag von TEUR 150 000 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf neue Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt TEUR 3 000 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Mit Beschluss des Vorstands vom 14. August 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde die Ausgabe von 40 000 Optionsschuldverschreibungen zum Erwerb der Beteiligung an der Merz spol. S.r.o., Liberec, durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1,00 und sind unverzinslich. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit Beschluss des Vorstands vom 14. September 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde die Ausgabe von 150 000 Optionsschuldverschreibungen an die Kontron Modular Computers Benelux S.A. (vormals: PEP Modulars Computers S.A./N.V.) zum Erwerb der Beteiligung an der MAT – Micro Automation Technology S.A. durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1,00 und sind unverzinslich. Am 1. April 2002 sind 30 000 Optionsschuldverschreibungen verfallen. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit dem Kauf der XTRO Informationssysteme GmbH wurden 405 000 Optionsrechte von der Kontron AG ausgegeben. Optionsrechte in Höhe von 360 000 Stück wurden zum Ende des Geschäftsjahres durch einen Fixbetrag abgelöst. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsrechte gemäß dem Umtauschverhältnis 1:1,1.

### Optionsrechte

Mit dem Erwerb der JUMPtec AG sind Optionsrechte auf die Kontron AG übergegangen. Die JUMPtec AG hatte 500 000 Optionsrechte zum Erwerb der ausstehenden 49% der Anteile an der INSIDE Technology A/S, Horsholm/Dänemark, ausgegeben. Durch das veränderte Umtauschverhältnis von 7:5 ergeben sich Optionsrechte von rund 357 143 zum Erwerb von 357 143 Stückaktien an der Kontron AG.

## 27. Mitarbeiterbeteiligungsprogramme

Die Anzahl der an Mitarbeiter ausgegebenen Options- bzw. Wandelungsrechte haben sich wie folgt entwickelt:

| | 2002 Anzahl in Stck. | 2002 Preis in EUR | 2001 Anzahl in Stck. | 2001 Preis in EUR |
|---|---|---|---|---|
| Bestand am Jahresanfang | 876 188 | 20,72 | 909 914 | 20,39 |
| Gewährt | 453 898 | 10,74 | 294 558 | 26,36 |
| Zugang aufgrund Verschmelzung | 535 786 | 16,41 | 0 | 0 |
| Ausgeübt | 0 | 0 | 0 | 0 |
| Verfallen | 1 048 358 | 18,21 | 328 284 | 24,86 |
| Bestand am Jahresende | 817 514 | 15,58 | 876 188 | 20,72 |

### Mitarbeiterwandelschuldverschreibung

Mit Beschluss der Hauptversammlung vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1 800 000,00 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandlungsrechte auf bis zu 1 800 000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron AG und deren Konzerngesellschaften gewährt werden.

Aus dem Programm vom März 2000 waren zum 31. Dezember 2002 insgesamt 95 163 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 86 512,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2005, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75% sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 waren zum 31. Dezember 2002 insgesamt 186 565 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 169 605,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2007, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

### Mitarbeiteraktienoptionen

Mit der Verschmelzung zur Neugründung der Kontron AG mit der JUMPtec AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen.

Zum 31. Dezember 2002 bestanden insgesamt 535 786 Aktienoptionen. Der Optionspreis beträgt EUR 16,41.

Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Das Bezugsrecht konnte ferner nur ausgeübt werden, wenn der durchschnittliche Börsenkurs der Aktien innerhalb der letzten zehn aufeinanderfolgenden Börsenhandelstage vor Ausübung des Optionsrechts um mindestens 10% über dem Bezugspreis liegt.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

Die Bilanzierung der Mitarbeiteroptionen erfolgt nach APB 25 („Accounting for Stock Issued to Em-

Am 31. Dezember 2002 bestand ein Mitarbeiteraktienoptionsprogramm. Die Gesellschaft bilanziert die Aktienoptionen gemäß Accounting Priciple Boards (APB) Option 25 („Accounts for Stock Issued to Employees"). Da der Ausübungspreis der Optionen im Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, sind keine Personalaufwendungen zu erfassen.

Die folgende Tabelle zeigt die Effekte des Mitarbeiterbeteiligungsprogrammes auf den Jahresüberschuss und den Gewinn je Aktie, wenn die Gesellschaft die Regeln nach SFAS 123 („Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123") angewendet hätte.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Konzernjahresüberschuss (in Tausend): | | |
| lt. Konzern Gewinn- und Verlustrechnung | 669 | 3 682 |
| Abzüglich Personalaufwand nach Fair-Value-Methode (SFAS 123) unter Berücksichtigung des Steuereffektes | | |
| (Englischer Wortlaut: Deduct: Total stock-based employee compensation expense Determined under fair value based method for all awards, net of tax) | – 559 | – 1 691 |
| Pro-forma-Angabe | 110 | 1 991 |
| | EUR | EUR |
| Ergebnis je Aktie: | | |
| Ergebnis je Aktie | 0,02 | 0,15 |
| Pro-forma-Ergebnis je Aktie | 0,00 | 0,08 |
| Ergebnis je Aktie (voll verwässert) | 0,02 | 0,15 |
| Pro-forma-Ergebnis je Aktie (voll verwässert) | 0,00 | 0,08 |
| Aktienanzahl | 36 697 | 24 662 |
| Aktienanzahl (voll verwässert) | 36 704 | 24 675 |

Die Marktwerte der Wandlungsoptionen wurden anhand des Black-Scholes-Bewertungsmodells berechnet und betragen zwischen EUR 0,74 und EUR 16,85. Der Berechnung liegen folgende Annahmen zugrunde:

| | |
|---|---|
| Geschätzte Volatilität der Aktie: | 48,10% bis 81,2% |
| Risikoloser Zinssatz: | 3,8% bis 6,6% |
| Erwartete Dauer bis Ausübung: | 3 Jahre bis 5 Jahre |

# Sonstige Erläuterungen

## 28. Ergebnis je Aktie

Die veröffentlichten Informationen über das Ergebnis je Aktie entsprechen den Anforderungen des SFAS 128. Nach dem Rechnungslegungsstandard SFAS 128 wird das vorläufige Ergebnis je Aktien durch Division des Jahresüberschusses durch die durchschnittliche Anzahl der im Geschäftsjahr ausgegebenen Aktien ermittelt. Das voll verwässerte Ergebnis je Aktie wird nach der „Treasury Stock-Methode" berechnet.

In der folgenden Übersicht wird die Ermittlung des Ergebnisses je Aktie für die Geschäftsjahre 2002 und 2001 dargestellt.

| | | 2002 | 2001 |
|---|---|---|---|
| **Fortgeführte Unternehmensbereiche** | | | |
| Ergebnis vor Finanzergebnis, Ertragsteuern und Gewinnanteilen anderer Gesellschafter | TEUR | 1 598 | 8 494 |
| Finanzergebnis | TEUR | – 6 924 | – 640 |
| Steuern vom Einkommen und Ertrag | TEUR | 4 051 | – 3 976 |
| Ergebnis vor Gewinnanteilen anderer Gesellschafter | TEUR | – 1 275 | 3 878 |
| Auf Anteile in Fremdbesitz entfallender Gewinn | TEUR | 2 412 | – 196 |
| Ergebnis der fortgeführten Unternehmensbereiche | TEUR | 1 137 | 3 682 |
| **Eingestellte Unternehmensbereiche** | | | |
| Ergebnis aus Einstellung von Unternehmensbereichen | TEUR | – 3 534 | 0 |
| Ertragssteuergutschrift | TEUR | 602 | 0 |
| Ergebnis aus Einstellung von Unternehmensbereichen | TEUR | – 2 932 | 0 |
| Ergebis vor Änderung der Bilanzierungsmethode | TEUR | – 1 795 | 3 682 |
| Änderung aufgrund der Bilanzierungsmethode | TEUR | 2 464 | 0 |
| Jahresüberschuss | TEUR | 669 | 3 682 |
| **Ergebnis je Aktie** | | | |
| Fortgeführte Unternehmensbereiche | EUR | 0,03 | 0,15 |
| Eingestellte Unternehmensbereiche | EUR | – 0,08 | 0 |
| Änderung der Bilanzierungsmethode | EUR | 0,07 | 0 |
| Ergebnis je Aktie gesamt | EUR | 0,02 | 0,15 |
| Durchschnittliche Anzahl der ausgegebenen Aktien | TSD | 36 697 | 24 662 |
| **Ergebnis je Aktie – mit Verwässerung** | | | |
| Fortgeführte Unternehmensbereiche | EUR | 0,03 | 0,15 |
| Eingestellte Unternehmensbereiche | EUR | – 0,08 | 0 |
| Änderung der Bilanzierungsmethode | EUR | 0,07 | 0 |
| Ergebnis je Aktie gesamt (verwässert) | EUR | 0,02 | 0,15 |
| Durchschnittliche Anzahl der ausgegebenen Aktien (verwässert) | TSD | 36 704 | 24 675 |

Bei der Berechnung der Anzahl der verwässerten Aktien für 2002 wurden 562 143 Wandelschuldverschreibungen wegen ihres Anti-Verwässerungseffekts nicht mit einbezogen.

## 29. Konzern Cashflow Rechnung

Folgende Auszahlungen sind im Cashflow aus der laufender Geschäftstätigkeit enthalten:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Gezahlte Zinsen | 3 484 | 2 478 |
| Gezahlte Steuern | 1 602 | 2 137 |

In der folgenden Tabelle sind die wesentlichen Firmenakquisitionen im Jahr 2002 dargestellt.

| | JUMPtec TEUR | XTRO TEUR | RT Soft TEUR | nachträgliche AK für im Vorjahr erworbene Gesellschaften TEUR | Gesamt TEUR |
|---|---|---|---|---|---|
| Marktwert der erworbenen Vermögensgegenstände | 43 122 | 1 303 | 1 685 | 0 | 46 110 |
| Firmenwerte | 21 985 | 6 694 | 4 069 | 2 556 | 35 305 |
| Marktwert der ausgegebenen Kontron-Aktien (Aktientausch) | – 42 921 | 0 | 0 | 0 | – 42 921 |
| Marktwert der übernommenen Verbindlichkeiten | – 22 343 | – 1 582 | – 2 446 | 0 | – 26 371 |
| Im Folgejahr gezahlter Kaufpreis | 0 | 0 | – 3 430 | 0 | – 3 430 |
| | – 156 | 6 415 | – 122 | 2 556 | 8 693 |
| Übernommene liquide Mittel (abzüglich verauslagter Anschaffungsnebenkosten) | 209 | – 259 | – 596 | 0 | – 646 |
| Für die Akquisitionen aufgewendete Netto-Barmittel | 53 | 6 156 | – 718 | 2 556 | 8 047 |

Die Berechnung der für die Akquisitionen aufgewendeten Netto-Barmittel erfolgt zum jeweiligen Erwerbszeitpunkt mit dem Stichtagskurs

durch die Ausgabe von bis zu 621 500 neuen Aktien gegen Wandlungsrechte oder Optionsscheine bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie Options- oder Wandlungsrechte, die von den übertragenden Gesellschaften ausgegeben worden sind, ausgeübt werden.

Zum 31. Dezember 2002 waren 160 000 Wandel- oder Optionsschuldverschreibungen zu je EUR 1,00 ausgegeben. Die Anzahl der in Umlauf befindlichen Optionsrechte zum 31. Dezember 2002 beträgt insgesamt 402 143.

## 25. Genehmigtes Kapital

Das Genehmigte Kapital 2002/I ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 700 000 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den übertragenden Gesellschaften bis zum 15. April 2002 abgeschlossen worden sind.

Das Genehmigte Kapital 2002/II ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 1 270 780 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Options- oder Wandlungsrechte bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien für Options- oder Wandlungsrechte nach Ausübung des Options- oder Wandlungsrechts ausgegeben werden, die von den übertragenden Gesellschaften oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften abgeschlossen worden sind.

Das Genehmigte Kapital 2002/III ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 20 856 000 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007.

## 26. Optionsschuldverschreibungen und Optionsrechte

### Optionsschuldverschreibungen

Mit Beschluss der Hauptversammlung vom 8. Juni 2001 war der Vorstand ermächtigt, bis zum 8. Juni 2006 einmalig oder mehrmals auf den Inhaber/Namen lautende Wandel- oder Optionsschuldverschreibungen im Gesamtnennbetrag von TEUR 150 000 mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungs- bzw. Optionsrechte auf neue Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu insgesamt TEUR 3 000 nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Mit Beschluss des Vorstands vom 14. August 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde die Ausgabe von 40 000 Optionsschuldverschreibungen zum Erwerb der Beteiligung an der Merz spol. S.r.o., Liberec, durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1,00 und sind unverzinslich. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit Beschluss des Vorstands vom 14. September 2001 und der einstimmigen Zustimmung des Aufsichtsrates wurde die Ausgabe von 150 000 Optionsschuldverschreibungen an die Kontron Modular Computers Benelux S.A. (vormals: PEP Modulars Computers S.A./N.V.) zum Erwerb der Beteiligung an der MAT – Micro Automation Technology S.A. durchgeführt. Die Optionsschuldverschreibungen lauten über EUR 1,00 und sind unverzinslich. Am 1. April 2002 sind 30 000 Optionsschuldverschreibungen verfallen. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsschuldverschreibungen gemäß dem Umtauschverhältnis 1:1,1.

Mit dem Kauf der XTRO Informationssysteme GmbH wurden 405 000 Optionsrechte von der Kontron AG ausgegeben. Optionsrechte in Höhe von 360 000 Stück wurden zum Ende des Geschäftsjahres durch einen Fixbetrag abgelöst. Aufgrund der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, erhöhen sich die Optionsrechte gemäß dem Umtauschverhältnis 1:1,1.

### Optionsrechte

Mit dem Erwerb der JUMPtec AG sind Optionsrechte auf die Kontron AG übergegangen. Die JUMPtec AG hatte 500 000 Optionsrechte zum Erwerb der ausstehenden 49% der Anteile an der INSIDE Technology A/S, Horsholm/Dänemark, ausgegeben. Durch das veränderte Umtauschverhältnis von 7:5 ergeben sich Optionsrechte von rund 357 143 zum Erwerb von 357 143 Stückaktien an der Kontron AG.

## 27. Mitarbeiterbeteiligungsprogramme

Die Anzahl der an Mitarbeiter ausgegebenen Options- bzw. Wandelungsrechte haben sich wie folgt entwickelt:

| | 2002 Anzahl in Stck. | 2002 Preis in EUR | 2001 Anzahl in Stck. | 2001 Preis in EUR |
|---|---|---|---|---|
| Bestand am Jahresanfang | 876 188 | 20,72 | 909 914 | 20,39 |
| Gewährt | 453 898 | 10,74 | 294 558 | 26,36 |
| Zugang aufgrund Verschmelzung | 535 786 | 16,41 | 0 | 0 |
| Ausgeübt | 0 | 0 | 0 | 0 |
| Verfallen | 1 048 358 | 18,21 | 328 284 | 24,86 |
| Bestand am Jahresende | 817 514 | 15,58 | 876 188 | 20,72 |

### Mitarbeiterwandelschuldverschreibung

Mit Beschluss der Hauptversammlung vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1 800 000,00 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandlungsrechte auf bis zu 1 800 000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron AG und deren Konzerngesellschaften gewährt werden.

Aus dem Programm vom März 2000 waren zum 31. Dezember 2002 insgesamt 95 163 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 86 512,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2005, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75% sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 waren zum 31. Dezember 2002 insgesamt 186 565 Stück zum Wert mit je einem EUR (Gesamtwert: EUR 169 605,00) ausgegeben. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Laufzeit wurde festgesetzt bis zum 31. Dezember 2007, die Verzinsung beträgt 6%. Der Wandlungspreis beträgt Euro 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandlungsrecht nicht ausgeübt wird.

### Mitarbeiteraktienoptionen

Mit der Verschmelzung zur Neugründung der Kontron AG mit der JUMPtec AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen.

Zum 31. Dezember 2002 bestanden insgesamt 535 786 Aktienoptionen. Der Optionspreis beträgt EUR 16,41.

Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist). Das Bezugsrecht konnte ferner nur ausgeübt werden, wenn der durchschnittliche Börsenkurs der Aktien innerhalb der letzten zehn aufeinanderfolgenden Börsenhandelstage vor Ausübung des Optionsrechts um mindestens 10% über dem Bezugspreis liegt.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

Die Bilanzierung der Mitarbeiteroptionen erfolgt nach APB 25 („Accounting for Stock Issued to Employees"). Da der Ausübungspreis der Optionen im Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, sind nach APB 25 keine Personalaufwendungen zu erfassen. Die Auswirkungen einer alternativen Bilanzierung nach SFAS 123 („Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123") sind im Anhang angegeben. Die folgende Tabelle zeigt die Auswirkung einer alternativen Bilanzierung nach SFAS 123 auf Konzernjahresüberschuss und Gewinn je Aktie.

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Konzernjahresüberschuss (in Tausend): | | |
| lt. Konzern Gewinn- und Verlustrechnung | 669 | 3 682 |
| Abzüglich Personalaufwand nach Fair-Value-Methode (SFAS 123) unter Berücksichtigung des Steuereffektes | | |
| (Englischer Wortlaut: Deduct: Total stock-based employee compensation expense Determined under fair value based method for all awards, net of tax) | – 559 | – 1 691 |
| Pro-forma-Angabe | 110 | 1 991 |
| | **EUR** | **EUR** |
| Ergebnis je Aktie: | | |
| Ergebnis je Aktie | 0,02 | 0,15 |
| Pro-forma-Ergebnis je Aktie | 0,00 | 0,08 |
| Ergebnis je Aktie (voll verwässert) | 0,02 | 0,15 |
| Pro-forma-Ergebnis je Aktie (voll verwässert) | 0,00 | 0,08 |
| Aktienanzahl | 36 697 | 24 662 |
| Aktienanzahl (voll verwässert) | 36 704 | 24 675 |

Die Marktwerte der Wandlungsoptionen wurden anhand des Black-Scholes-Bewertungsmodells berechnet und betragen zwischen EUR 0,74 und EUR 16,85. Der Berechnung liegen folgende Annahmen zugrunde:

| | |
|---|---|
| Geschätzte Volatilität der Aktie: | 46,10% bis 81,2% |
| Risikoloser Zinssatz: | 3,8% bis 6,6% |
| Erwartete Dauer bis Ausübung: | 3 Jahre bis 5 Jahre |

# Sonstige Erläuterungen

## 28. Ergebnis je Aktie

Die veröffentlichten Informationen über das Ergebnis je Aktie entsprechen den Anforderungen des SFAS 128. Nach dem Rechnungslegungsstandard SFAS 128 wird das vorläufige Ergebnis je Aktien durch Division des Jahresüberschusses durch die durchschnittliche Anzahl der im Geschäftsjahr ausgegebenen Aktien ermittelt. Das voll verwässerte Ergebnis je Aktie wird nach der „Treasury Stock-Methode" berechnet.

In der folgenden Übersicht wird die Ermittlung des Ergebnisses je Aktie für die Geschäftsjahre 2002 und 2001 dargestellt.

| | | 2002 | 2001 |
|---|---|---|---|
| **Fortgeführte Unternehmensbereiche** | | | |
| Ergebnis vor Finanzergebnis, Ertragsteuern und Gewinnanteilen anderer Gesellschafter | TEUR | 1 598 | 8 494 |
| Finanzergebnis | TEUR | – 6 924 | – 640 |
| Steuern vom Einkommen und Ertrag | TEUR | 4 051 | – 3 976 |
| Ergebnis vor Gewinnanteilen anderer Gesellschafter | TEUR | – 1 275 | 3 878 |
| Auf Anteile in Fremdbesitz entfallender Gewinn | TEUR | 2 412 | – 196 |
| Ergebnis der fortgeführten Unternehmensbereiche | TEUR | 1 137 | 3 682 |
| **Eingestellte Unternehmensbereiche** | | | |
| Ergebnis aus Einstellung von Unternehmensbereichen | TEUR | – 3 534 | 0 |
| Ertragssteuergutschrift | TEUR | 602 | 0 |
| Ergebnis aus Einstellung von Unternehmensbereichen | TEUR | – 2 932 | 0 |
| Ergebis vor Änderung der Bilanzierungsmethode | TEUR | – 1 795 | 3 682 |
| Änderung aufgrund der Bilanzierungsmethode | TEUR | 2 464 | 0 |
| Jahresüberschuss | TEUR | 669 | 3 682 |
| **Ergebnis je Aktie** | | | |
| Fortgeführte Unternehmensbereiche | EUR | 0,03 | 0,15 |
| Eingestellte Unternehmensbereiche | EUR | – 0,08 | 0 |
| Änderung der Bilanzierungsmethode | EUR | 0,07 | 0 |
| Ergebnis je Aktie gesamt | EUR | 0,02 | 0,15 |
| Durchschnittliche Anzahl der ausgegebenen Aktien | TSD | 36 697 | 24 662 |
| **Ergebnis je Aktie – mit Verwässerung** | | | |
| Fortgeführte Unternehmensbereiche | EUR | 0,03 | 0,15 |
| Eingestellte Unternehmensbereiche | EUR | – 0,08 | 0 |
| Änderung der Bilanzierungsmethode | EUR | 0,07 | 0 |
| Ergebnis je Aktie gesamt (verwässert) | EUR | 0,02 | 0,15 |
| Durchschnittliche Anzahl der ausgegebenen Aktien (verwässert) | TSD | 36 704 | 24 675 |

Bei der Berechnung der Anzahl der verwässerten Aktien für 2002 wurden 562 143 Wandelschuldverschreibungen wegen ihres Anti-Verwässerungseffekts nicht mit einbezogen.

## 29. Konzern Cashflow Rechnung

Folgende Auszahlungen sind im Cashflow aus der laufender Geschäftstätigkeit enthalten:

| | 2002 TEUR | 2001 TEUR |
|---|---|---|
| Gezahlte Zinsen | 3 484 | 2 478 |
| Gezahlte Steuern | 1 602 | 2 137 |

In der folgenden Tabelle sind die wesentlichen Firmenakquisitionen im Jahr 2002 dargestellt.

| | JUMPtec TEUR | XTRO TEUR | RT Soft TEUR | nachträgliche AK für im Vorjahr erworbene Gesellschaften TEUR | Gesamt TEUR |
|---|---|---|---|---|---|
| Marktwert der erworbenen Vermögensgegenstände | 43 122 | 1 303 | 1 685 | 0 | 46 110 |
| Firmenwerte | 21 986 | 6 694 | 4 069 | 2 556 | 35 305 |
| Marktwert der ausgegebenen Kontron-Aktien (Aktientausch) | – 42 921 | 0 | 0 | 0 | – 42 921 |
| Marktwert der übernommenen Verbindlichkeiten | – 22 343 | – 1 582 | – 2 446 | 0 | – 26 371 |
| Im Folgejahr gezahlter Kaufpreis | 0 | 0 | – 3 430 | 0 | – 3 430 |
| | – 156 | 6 415 | – 122 | 2 556 | 8 693 |
| Übernommene liquide Mittel (abzüglich verauslagter Anschaffungsnebenkosten) | 209 | – 259 | – 596 | 0 | – 646 |
| Für die Akquisitionen aufgewendete Netto-Barmittel | 53 | 6 156 | – 718 | 2 556 | 8 047 |

Die Berechnung der für die Akquisitionen aufgewendeten Netto-Barmittel erfolgt zum jeweiligen Erwerbszeitpunkt mit dem Stichtagskurs.

## 30. Rechtsstreitigkeiten

Im Konzern sind im Rahmen der laufenden Geschäftstätigkeit verschiedene Rechtsstreitigkeiten anhängig. Der Vorstand geht nicht davon aus, dass der Ausgang dieser rechtlichen Streitigkeiten materielle Auswirkungen auf die Finanz- und Ertragssituation der Gesellschaft haben werden.

In Zuge der Verschmelzung mit der JUMPtec Industrielle Computertechnik AG, Deggendorf, wurde das Umtauschverhältnis der JUMPtec Aktien mit 7 JUMPtec Aktien zu 5 Kontron Aktien sowie einer Barzuzahlung von 1,7 Cent je Aktie festgelegt. Mehrere Aktionäre der ehemaligen JUMPtec haben Kontron auf die Erhöhung der Zuzahlung verklagt. Das Spruchstellenverfahren wird im Juni 2003 gestartet.

### 31. Ereignisse nach dem Bilanzstichtag

Zum 1. Januar 2003 wurde die Kontron Hayward (vormals: ADASTRA Systems Corp.; ein Tochterunternehmen der Kontron AG, das im Berichtsjahr von der Kontron Embedded Modules GmbH gekauft wurde) auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht werden und Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd., eine 54,8% Tochter der Kontron AG, Vermögensgegenstände im Wert von TEUR 3 346 erworben. Die Vermögensgegenstände betrafen die exclusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge.

### 32. Haftungsverhältnisse

Es bestehen selbstschuldnerische Bürgschaften in Höhe von TEUR 1 014 (Vorjahr: TEUR 2 500).

### 33. Sonstige finanzielle Verpflichtungen

Sonstige finanzielle Verpflichtungen im Rahmen des Operate Leasing bestehen in der Höhe, wie in den Erläuterungen zu Miet- und Leasingverpflichtungen (Anmerkung 10) angegeben sind.

Zudem bestehen langfristige finanzielle Verpflichtungen aus Erbbaurechtsverträgen in Höhe von TEUR 2 902 (Vorjahr: TEUR 2 926) und sonstigen finanziellen Verpflichtungen von TEUR 1 086 (Vorjahr: TEUR 3 294).

### 34. Überblick über die Konzerngesellschaften

| | Kapitalanteil in % |
|---|---|
| **Mutterunternehmen:** | |
| Kontron AG, Eching | |
| **Anteilsbesitz:** | |
| **Kontron Embedded Computers GmbH, Eching** | 100 |
| Mittelbar über die Kontron Embedded Computers GmbH | |
| Kontron UK Ltd., Chichester/GB | 100 |
| Kontron Elektronik S.A., Madrid/Spanien | 100 |
| Kontron Elektkronik Asia Pacific Pte. Ltd., Singapur | 100 |
| Kontron ECT design s.r.o., Pilsen/Tschechien | 100 |
| **Kontron Modular Computers GmbH, Kaufbeuren** | 100 |
| Mittelbar über die Kontron Modular Computers GmbH | |
| Kontron Modular Computers Benelux S.A., Wemmel/Belgien | 100 |
| Kontron Modular Computers Korea Co. Ltd., Seoul/Korea | 100 |
| Kontron East Europe Sp. Z.o.o., Warschau/Polen | 97,5 |
| Kontron Solution GmbH i. L., Rastatt | 100 |
| Kontron Applications GmbH, Ulm | 100 |
| PEP Modular Computers AG, Cham/Schweiz | 98,8 |
| Mittelbar über die PEP Modular Computers AG | |
| Merz spol. S.r.o., Liberec/Tschechei | 70 |
| **Kontron Embedded Modules GmbH, Deggendorf** | 100 |
| Mittelbar über die Kontron Embedded Modules GmbH | |
| Kontron CSS GmbH, Kaufbeuren | 100 |
| Kontron Hamburg GmbH, Hamburg | 100 |
| Kontron Technology A/S, Hörsholm/Dänemark | 100 |
| Jumptec France S.A.S. Boulogne-Billancourt/Frankreich | 100 |
| Jumptec Italia S.r.l, Venegono/Italien | 100 |
| Kontron Embedded Modules Asia, Taipei/Taiwan | 80 |
| Kontron Canada Inc., Quebec/Kanada | 100 |
| Kontron America Inc., Delaware/USA | 100 |
| **ADASTRA Systems Corp., Hayward/USA** | 100 |
| **Kontron Mobile Computing Inc., Eden Prairie/USA** | 64,64 |
| **Taiwan Mycomp Co. Ltd., Taipei/Taiwan** | 54,8 |
| Mittelbar über die Taiwan Mycomp Co. Ltd. | |
| Global e-Commerce Ltd., Hong Kong/China | 100 |
| **Kontron Asia Inc., Taipei/Taiwan** | 50,51 |
| **Kontron Asia Co. Ltd., Mauritius** | 49,51 |
| Mittelbar über die Kontron Asia Co. Ltd. | |
| Kontron Shanghai Co. Ltd., Shanghai | 100 |
| **Ferdingo S.A., Tortola/British Virginia Island** | 100 |
| Mittelbar über die RT Soft ZAO, Moskau/Russland | 52,51 |
| Affair 000, Moskau/Russland | 99 |
| RT Soft Projekt 000, Moskau/Russland | 99 |
| **Memotec Inc., Quebec/Kanada** | 19,5 |

### 35. Aktionäre im Management

| | Aktien | Aktienoptionen |
|---|---|---|
| **Aufsichtsrat** | | |
| Helmut Krings | 23 999 | 0 |
| Dr. Jens Neiser | 0 | 0 |
| Pierre McMaster | 0 | 0 |
| **Vorstand** | | |
| Hannes Niederhauser | 3 111 192 | 0 |
| Hans Mühlbauer | 217 992 | 0 |
| Dr. Rudi Wieczorek | 39 600 | 0 |
| Ulrich Gehrmann | 211 097 | 0 |
| Marc Brown | 109 860 | 0 |

### 36. Organe der Gesellschaft

**Aufsichtsrat:**

| | |
|---|---|
| Dipl.-Ing. Helmut Krings, Management-Consultant – Vorsitzender<br>Aufsichtsratsvorsitzender der<br>Setrix AG, München | bis 21. 8. 2002 |
| Mitglied des Aufsichtsrates der<br>abbaXX AG, Stuttgart<br>Sun Microsystems GmbH, Kirchheim-Heimstetten | |
| Planet AG, Raben-Steinfeld | bis 16. 10. 2002 |
| DataDesign AG, München | bis 31. 10. 2002 |
| DNS AG, Fürstenfeldbruck | ab 1. 4. 2002 |
| Dr. Jens Neiser, Unternehmensberater – stv. Vorsitzender<br>Stv. Aufsichtsratsvorsitzender der<br>Swyx AG, Dortmund<br>Getmobile AG, München<br>Otop AG, Mainz | ab 12. 8. 2002 |
| Pierre McMaster<br>Mitglied des Board of Directors der<br>Kontron Mobile Computing Inc., Minneapolis<br>Kontron America Inc., San Diego | ab 12. 8. 2002 |
| Constantin von Dziembowski, Kaufmann – stv. Vorsitzender | bis 17. 2. 2002 |
| Eva Zeising, Fremdsprachenkorrespondentin | bis 12. 8. 2002 |
| Dr. Kurt Neumeister, Rechtsanwalt | bis 12. 8. 2002 |
| Dr. Georg Färber, Lehrstuhl für Realzeit-Computersysteme an der Technischen Universität München | bis 12. 8. 2002 |
| Martin Swoboda, Unternehmensberater | bis 12. 8. 2002 |

**Vorstand:**

| | |
|---|---|
| Hannes Niederhauser<br>Vorstandsvorsitzender Chief Executive Officer Europe<br>Mitglied des Board of Directors von Kontron Canada Inc., Montreal | |
| Hans Mühlbauer<br>Stv. Vorstandsvorsitzender<br>Mitglied des Aufsichtsrats der alpha-x digital AG, München | ab 12. 8. 2002 |
| Dr. Rudolf Wieczorek<br>Chief Technical Officer<br>Mitglied des Board of Directors von Kontron mobile computing Inc., Minneapolis<br>Mitglied des Board of Directors von Kontron Asia Inc., Taiwan<br>Mitglied des Board of Directors von Kontron Shanghai, China<br>Mitglied des Board of Directors der Mikron AG, Hallbergmoos<br>Geschäftsführer der Vectron GmbH, Starnberg | |
| Ulrich Gehrmann<br>Chief Operating Officer Europe<br>Mitglied des Board of Directors von Kontron Modular Computers Benelux N.V., Brüssel<br>Mitglied des Board of Directors von Kontron East Europe Sp.zp.o., Warschau<br>Mitglied des Board of Directors von Kontron Modular Computers Korea Co., Ltd., Seoul<br>Mitglied des Board of Directors von Kontron Embedded Computers AB, Stockholm | |
| Thomas Sparrvik<br>Chief Operating Officer America<br>Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis<br>Mitglied des Board of Directors von Kontron America Inc., San Diego | |
| Marc Brown<br>Chief Officer Product Strategy | ab 12. 8. 2002 |
| Martina Haubold<br>Chief Financial Officer | bis 31. 3. 2002 |
| Pierre McMaster<br>Chief Officer Sales & Marketing | bis 28. 2. 2002 |

### 37. Erklärung zum Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 5. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.

Eching, im März 2003

Kontron AG

**Die Vorstände**

Hannes Niederhauser — Hans Mühlbauer — Dr. Rudolf Wieczorek
Ulrich Gehrmann — Thomas Sparrvik — Marc Brown

## Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Kontron AG, Eching, aufgestellten Konzernabschluss, bestehend aus Konzernbilanzen zum 31. Dezember 2002 und 2001, Konzern-Gewinn- und Verlustrechnungen, Konzernkapitalflussrechnungen, Aufstellungen über die Entwicklung des Konzerneigenkapitals der Geschäftsjahre 2002 und 2001 sowie Konzernanhang 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses und des Konzernlageberichtes liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) entspricht. Nicht geprüft haben wir die Rechnungslegungen der Kontron Modular Computers GmbH einschließlich ihrer konsolidierten Tochterunternehmen, der Kontron Embedded Modules GmbH einschließlich ihrer konsolidierten Tochterunternehmen, der Kontron Asia Inc., der Taiwan Mycomp Company Ltd. und der Kontron UK. Die Rechnungslegung dieser Gesellschaften ist von anderen Abschlussprüfern geprüft worden, deren Bestätigungsvermerke uns vorgelegen haben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben in dem Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung und die Bestätigungsvermerke der anderen Abschlussprüfer eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) in allen wesentlichen Belangen ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme der Geschäftsjahre 2002 und 2001 des Konzerns der Kontron AG.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr 2002 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 die Voraussetzungen für eine Befreiung der Kontron AG, Eching, von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

unternehmen der Kontron AG, das im Berichtsjahr von der Kontron Embedded Modules GmbH gekauft wurde) auf die Kontron America Inc. verschmolzen. Damit soll die Konzernstruktur weiter vereinfacht werden und Kosteneinsparungen im Bereich Vertrieb und Logistik erreicht werden.

Im Februar 2003 hat die Taiwan Mycomp Company Ltd., eine 54,8% Tochter der Kontron AG, Vermögensgegenstände im Wert von TEUR 3 346 erworben. Die Vermögensgegenstände betrafen die exklusiven Rechte an einem mobilen Computer sowie die dazugehörenden Produktionswerkzeuge.

### 32. Haftungsverhältnisse

Es bestehen selbstschuldnerische Bürgschaften in Höhe von TEUR 1 014 (Vorjahr: TEUR 2 500).

### 33. Sonstige finanzielle Verpflichtungen

Sonstige finanzielle Verpflichtungen im Rahmen des Operate Leasing bestehen in der Höhe, wie in den Erläuterungen zu Miet- und Leasingverpflichtungen (Anmerkung 10) angegeben sind.

Zudem bestehen langfristige finanzielle Verpflichtungen aus Erbbaurechtsverträgen in Höhe von TEUR 2 902 (Vorjahr: TEUR 2 926) und sonstigen finanziellen Verpflichtungen von TEUR 1 086 (Vorjahr: TEUR 3 294).

### 34. Überblick über die Konzerngesellschaften

| | Kapitalanteil in % |
|---|---|
| **Mutterunternehmenm:** | |
| Kontron AG, Eching | |
| **Anteilsbesitz:** | |
| **Kontron Embedded Computers GmbH, Eching** | 100 |
| Mittelbar über die Kontron Embedded Computers GmbH | |
| Kontron UK Ltd., Chichester/GB | 100 |
| Kontron Elektronik S.A., Madrid/Spanien | 100 |
| Kontron Elektkronik Asia Pacific Pte. Ltd., Singapur | 100 |
| Kontron ECT design s.r.o., Pilsen/Tschechien | 100 |
| **Kontron Modular Computers GmbH, Kaufbeuren** | 100 |
| Mittelbar über die Kontron Modular Computers GmbH | |
| Kontron Modular Computers Benelux S.A., Wemmel/Belgien | 100 |
| Kontron Modular Computers Korea Co. Ltd., Seoul/Korea | 100 |
| Kontron East Europe Sp. Z.o.o., Warschau/Polen | 97,5 |
| Kontron Solution GmbH i. L., Rastatt | 100 |
| Kontron Applications GmbH, Ulm | 100 |
| PEP Modular Computers AG, Cham/Schweiz | 98,8 |
| Mittelbar über die PEP Modular Computers AG | |
| Merz spol. S.r.o., Liberec/Tschechei | 70 |
| **Kontron Embedded Modules GmbH, Deggendorf** | 100 |
| Mittelbar über die Kontron Embedded Modules GmbH | |
| Kontron CSS GmbH, Kaufbeuren | 100 |
| Kontron Hamburg GmbH, Hamburg | 100 |
| Kontron Technology A/S, Hörsholm/Dänemark | 100 |
| Jumptec France S.A.S. Boulogne-Billancourt/Frankreich | 100 |
| Jumptec Italia S.r.l. Venegono/Italien | 100 |
| Kontron Embedded Modules Asia, Taipei/Taiwan | 80 |
| **Kontron Canada Inc., Quebec/Kanada** | 100 |
| **Kontron America Inc., Delaware/USA** | 100 |
| **ADASTRA Systems Corp., Hayward/USA** | 100 |
| **Kontron Mobile Computing Inc., Eden Prairie/USA** | 84,64 |
| **Taiwan Mycomp Co. Ltd., Taipei/Taiwan** | 54,8 |
| Mittelbar über die Taiwan Mycomp Co. Ltd. | |
| Global e-Commerce Ltd., Hong Kong/China | 100 |
| **Kontron Asia Inc., Taipei/Taiwan** | 50,51 |
| **Kontron Asia Co. Ltd., Mauritius** | 49,51 |
| Mittelbar über die Kontron Asia Co. Ltd. | |
| Kontron Shanghai Co. Ltd., Shanghai | 100 |
| **Ferdingo S.A., Tortola/British Virginia Island** | 100 |
| Mittelbar über die RT Soft ZAO, Moskau/Russland | 52,51 |
| Affair 000, Moskau/Russland | 99 |
| RT Soft Projekt 000, Moskau/Russland | 99 |
| **Memotec Inc., Quebec/Kanada** | 19,5 |

| Vorstand | | |
|---|---|---|
| Hannes Niederhauser | 3 111 192 | 0 |
| Hans Mühlbauer | 217 992 | 0 |
| Dr. Rudi Wieczorek | 39 600 | 0 |
| Ulrich Gehrmann | 211 097 | 0 |
| Marc Brown | 109 860 | 0 |

### 36. Organe der Gesellschaft

**Aufsichtsrat:**

Dipl.-Ing. Helmut Krings, Management-Consultant – Vorsitzender
Aufsichtsratsvorsitzender der
Setrix AG, München — bis 21. 8. 2002
Mitglied des Aufsichtsrates der
abbaXX AG, Stuttgart
Sun Microsystems GmbH, Kirchheim-Heimstetten
Planet AG, Raben-Steinfeld — bis 16. 10. 2002
DataDesign AG, München — bis 31. 10. 2002
DNS AG, Fürstenfeldbruck — ab 1. 4. 2002

Dr. Jens Neiser, Unternehmensberater – stv. Vorsitzender — ab 12. 8. 2002
Stv. Aufsichtsratsvorsitzender der
Swyx AG, Dortmund
Getmobile AG, München
Otop AG, Mainz

Pierre McMaster — ab 12. 8. 2002
Mitglied des Board of Directors der
Kontron Mobile Computing Inc., Minneapolis
Kontron America Inc., San Diego

Constantin von Dziembowski, Kaufmann – stv. Vorsitzender — bis 17. 2. 2002

Eva Zeising, Fremdsprachenkorrespondentin — bis 12. 8. 2002

Dr. Kurt Neumeister, Rechtsanwalt — bis 12. 8. 2002

Dr. Georg Färber, Lehrstuhl für Realzeit-Computersysteme an der Technischen Universität München — bis 12. 8. 2002

Martin Swoboda, Unternehmensberater — bis 12. 8. 2002

**Vorstand:**

Hannes Niederhauser
Vorstandsvorsitzender Chief Executive Officer Europe
Mitglied des Board of Directors von Kontron Canada Inc., Montreal

Hans Mühlbauer
Stv. Vorstandsvorsitzender — ab 12. 8. 2002
Mitglied des Aufsichtsrats der alpha-x digital AG, München

Dr. Rudolf Wieczorek
Chief Technical Officer
Mitglied des Board of Directors von Kontron mobile computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron Asia Inc., Taiwan
Mitglied des Board of Directors von Kontron Shanghai, China
Mitglied des Board of Directors der Mikron AG, Hallbergmoos
Geschäftsführer der Vectron GmbH, Starnberg

Ulrich Gehrmann
Chief Operating Officer Europe
Mitglied des Board of Directors von Kontron Modular Computers Benelux N.V., Brüssel
Mitglied des Board of Directors von Kontron East Europe Sp.zp.o., Warschau
Mitglied des Board of Directors von Kontron Modular Computers Korea Co., Ltd., Seoul
Mitglied des Board of Directors von Kontron Embedded Computers AB, Stockholm

Thomas Sparrvik
Chief Operating Officer America
Mitglied des Board of Directors von Kontron Mobile Computing Inc., Minneapolis
Mitglied des Board of Directors von Kontron America Inc., San Diego

Marc Brown
Chief Officer Product Strategy — ab 12. 8. 2002

Martina Haubold
Chief Financial Officer — bis 31. 3. 2002

Pierre McMaster
Chief Officer Sales & Marketing — bis 28. 2. 2002

### 37. Erklärung zum Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 5. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.

Eching, im März 2003

**Kontron AG**

**Die Vorstände**

Hannes Niederhauser — Hans Mühlbauer — Dr. Rudolf Wieczorek
Ulrich Gehrmann — Thomas Sparrvik — Marc Brown

## Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Kontron AG, Eching, aufgestellten Konzernabschluss, bestehend aus Konzernbilanzen zum 31. Dezember 2002 und 2001, Konzern-Gewinn- und Verlustrechnungen, Konzernkapitalflussrechnungen, Aufstellungen über die Entwicklung des Konzerneigenkapitals der Geschäftsjahre 2002 und 2001 sowie Konzernanhang 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses und des Konzernlageberichtes liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) entspricht. Nicht geprüft haben wir die Rechnungslegungen der Kontron Modular Computers GmbH einschließlich ihrer konsolidierten Tochterunternehmen, der Kontron Embedded Modules GmbH einschließlich ihrer konsolidierten Tochterunternehmen, der Kontron Asia Inc., der Taiwan Mycomp Company Ltd. und der Kontron UK. Die Rechnungslegung dieser Gesellschaften ist von anderen Abschlussprüfern geprüft worden, deren Bestätigungsvermerke uns vorgelegen haben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben in dem Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung und die Bestätigungsvermerke der anderen Abschlussprüfer eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den in den Vereinigten Staaten von Amerika allgemein anerkannten Rechnungslegungsgrundsätzen (US-GAAP) in allen wesentlichen Belangen ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme der Geschäftsjahre 2002 und 2001 des Konzerns der Kontron AG.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr 2002 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 die Voraussetzungen für eine Befreiung der Kontron AG, Eching, von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 28. März 2003

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Seifert — Steppan
Wirtschaftsprüfer — Wirtschaftsprüfer

## Anzeigenbeleg

**Ihre Kunden-Nr.:**
(Bitte stets angeben)
**Auftraggeber:**
3000011619
Kontron AG

Anzeigenbeleg SZ-Gesamt
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zum Auftrag: 7002071946/10
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Größe mm: 75
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**Inserent:**
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**zur Rechnung:**
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# Kontron AG

Veröffentlichung gemäß §§ 25 ff. WpHG

Die DWS Investment GmbH, Mainzer Landstraße 178-190, 60327 Frankfurt, hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 27. Juli 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmmrechtsanteil von 5,52 % hält.

**Kontron AG**
Oskar-von-Miller-Str. 1
85386 Eching

Dieser Beleg entspricht der Anzeige im Original.
Originalbelege werden nach Anforderung gegen Berechnung erstellt.

**Ihr Anzeigenservice:**
Tel.: 089 / 23 60 80
Fax.: 089 / 21 83 795

**Ihr Aboservice:**
Tel.: 0180 / 54 55 900
Fax.: 089 / 21 83-8207
Mail: Aboservice@sueddeutsche.de

Süddeutsche Zeitung GmbH
Sendlinger Straße 8
80331 München
http://www.sueddeutsche.de

Bankverbindung
Bay. Landesbank Girozentrale
BLZ 700 500 00 Kto. 31 65 0

Sitz der GmbH ist München
Amtsgericht München
HRB 73315
Ust-IDNR.: DE811158310
Steuer-Nr. 823/80006
Geschäftsführer:
Klaus Josef Lutz

Süddeutsche Zeitung

Anzeigen

Anzeigenbeleg Süddeutsche Zeitung zur Rechnung 711526363 Seite: 2

| | | |
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| Erscheinungs-Datum: 06.02.2004 | Auftrags-Nr: 9376619 | Stamm-Nr: 002488 |
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**Kontron AG**
Veröffentlichung gemäß §§ 25 ff WpHG
Die 3i Group plc, 91 Waterloo Road, London, SE1 8XP, England sowie die 3i Investments plc, 91 Waterloo Road, London, SE1 8XP, England haben uns folgendes mitgeteilt:
Der Gesamtstimmrechtsanteil der 3i Group plc an der Kontron AG hat am 21.01.2004 die Grenze von 5% unterschritten und beträgt nun 3,96%. Hiervon sind der 3i Group plc 1,98% gem. § 22 Abs. 1 Satz 1 Nr. 1 WpHG zuzurechnen.
Der Gesamtstimmrechtsanteil der 3i Investments plc hat am 21.01.2004 die Grenze von 5% unterschritten und beträgt nun 4,93%, welcher der 3i Investments plc zur Gänze gem. § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen ist.
Kontron AG, Oskar-von-Miller-Str. 1, 85386 Eching



Dieser EDV-Beleg entspricht der Anzeige im Original.
Originalbelege werden nach Anforderung gegen Berechnung erstellt.

Süddeutsche Zeitung GmbH
Sendlinger Straße 8
80331 München
Telefon 089 / 2 18 30

Anzeigenaufnahme:
telefonisch: 089 / 23 60 80
Fax: 089 / 21 83 795
http://www.sueddeutsche.de

Sitz der GmbH ist München
HRB 73315
USt-IDNR.: DE811158310
Steuer-Nr.: 823/80006

Geschäftsführer:
Klaus Josef Lutz



·h Merz, Moderatoren Strunz, Fischer (v.l.): „Dem Sender alles Gute!" Foto: face to face

# Salonsterben

## ı-tv: Die erfolgreichsten Talkshows müssen aus Kostengründen aufhören

ler Deal zu sein. Ver- tung, bekomme n-tv, ıtwortlichen im Me- ılsmann und bei der ·: RTL. Das war die -Stimmung 2002.
·er sieht alles anders einmal in der Haupt- ·rtelsmännern wegge- ·g etwas Gewinn und ·ffnungen akquirierte viel Verlust – die ei- ınen, die anderen 28 iesem Jahr. Ein schö- mit Problemen zuge- ıann-Konzern.
ıuf eine betriebswirt- ·estoßen, um die Zah- ·ufträge an freie Pro- ekappt. Hintergrund Jmzug aus der n-tv- raße, Berlin) in die ·teht. „Ja, wir ziehen Sprecherin – wohin, ıt fest.
·ist die Produktions- ·n Holtzbrinck-Kon- ·die Glanzlichter im ·i von n-tv sorgt – mit · Grüne Salon und ·e Sendungen sollen werden, n-tv-Chef ·zum Jahresende die ındigt. Es geht offen-bar um rund 700 000 Euro. „Ich bedaue- re diese Entscheidung sehr und wünsche dem Sender alles Gute", sagt AVE-Mana- ger Walid Nakschbandi. „Die Sendun- gen laufen aus. Die Sendeplätze bleiben für Talkshows erhalten", erklärt die PR- Verantwortliche von n-tv.

Somit öffnet der erfolgreiche *Grüne Salon* am nächsten Montag zum letzten Mal die Türen; danach war ohnehin die Winterpause geplant. Die Talkshow mit *Bild am Sonntag*-Chefredakteur Claus Strunz und Ex-Gesundheitsministerin Andrea Fischer schaffte einen Marktan- teil von rund einem Prozent, was unge- fähr doppelt so hoch wie der Durch- schnitt des Senders. Hier sang ein fuß- ballbewegter Verteidigungsminister Pe- ter Struck ein Liedchen auf Rudi Völler, hier verteidigte sich Günter Wallraff ge- gen Stasi-Vorwürfe, hier unterzog sich Michel Friedman einer Intensiv-Befra- gung, die sehr an die einstigen *Fried- man*-Runden in der ARD erinnerte, die AVE auch hergestellt hatte.

Dann ist da noch *Talk in Berlin*, wo der frühere ZDF-Chefredakteur Klaus Bresser hoch seriös seine Gäste befragt – eine inhaltsschwere Runde, deren Sub- stanz man sich manchmal bei Sabine Christiansen wünschte. Auch dieser Ber- lin-Talk von AVE: fertig zur Abwick- lung, Sendeschluss am 30. November. Und schließlich arbeitet Sandra Maisch-berger bei n-tv und horcht Politiker aus; die Journalistin, die sich parallel im Ers- ten als Alfred-Biolek-Ersatz versucht, brachte es durch *Maischberger* zu einiger Popularität. Der Vertrag für die Rede- Sendung, die von der Firma Probono des Ex-ARD-Moderators Friedrich Küppers- busch produziert wird, läuft erst einmal bis zum 30. Juni 2004. Die Quoten fallen. Und dann? Es soll Verhandlungen geben.

Bertelsmann-RTL will zugkräftige Talkshows lieber selbst produzieren. Die neue Strategie, ja überhaupt die Gesamt- misere, steht Ende der Woche im Auf- sichtsrat auf der Tagesordnung. Dort ist das Verhältnis zwischen Bertelsmann und dem anderen Großaktionär Time Warner aus Manhattan offenbar starken Spannungen unterworfen. „Der Druck ist groß, die Lage dramatisch", sagt ein Manager. Auch sollen die Online-Aktivi- täten mit rund 20 Mitarbeitern neu geord- net werden – Jobs entfallen.

Senderchef Züll, ein einstiger RTL- Manager, möchte naturgemäß die kauf- männischen Hoffnungen von Bertels- mann partout erfüllen. Die Leute im Sen- der erzählen sich, dass er in alter Funkti- on beim Kölner Sender in Budgetver- handlungen mit seinem n-tv-Vorgänger Helmut Brandstätter offenbar jene recht hohen Zahlenziele mit vorgegeben hat, die er nun als Senderchef schwer vorwei- sen kann. HANS-JÜRGEN JAKOBS

# „Die Zukunft abschneiden"

## Rundfunk-Reform der Länder – erste Reaktionen

Die ersten Telefonate mit Minister- präsidenten hat Markus Schäch- ter in dieser Sache schon geführt. Der ZDF-Intendant hat offenbar seit Ta- gen geahnt, was für ein politisches Pa- pier auf die öffentlich-rechtlichen Sen- der zukommt: Eine radikale Reform- skizze zur Beendigung der alten Übung, alle vier Jahre die Rundfunkge- bühren deutlich zu erhöhen.

Manches an dem Konzept der Län- der Bayern, Nordrhein-Westfalen und Sachsen findet Schächter offenbar richtig, auch wenn er sagt, das Papier müsse „in seiner Substanz erst geprüft werden" – etwa, ob Rundfunkfreiheit und Staatsferne verletzt werden.

Das ZDF sei selbst bereit, eine „brei- te, starke, grundlegende Strukturver- änderung anzugehen", erklärt Schäch- ter: „Vieles aus dem Papier ist bereits Teil unserer Arbeit, die an manchen Stellen viel weiter geht, als es die Mi- nisterpräsidenten vorschlagen." Auch mit dem Verdikt, dass Finanzierungen der Sender über Kredite künftig ge- stoppt werden sollen, kann der Inten- dant nach eigenen Worten leben. Das sei erst Ende vergangener Woche, „mit ähnlicher Formulierung", intern be- schlossen worden. Das Ergebnis der neuen ZDF-Finanzplanung ist, dass der Haushalt 2004 nicht mehr wie frü- her geplant mit einem Minus von 211 Millionen Euro abschließt, sondern nur noch mit 110 Millionen Euro Ver- lust. Ihm sei klar, dass sich das ZDF einzuschränken habe, „wenn sich auch sonst in der Gesellschaft alle ein- schränken müssen", so Schächter.

Insgesamt werfe man „interessierte Blicke" auf die Vorschläge. „Ganz irri- tierend" sei aber, dass ARD und ZDF zur Teilhabe am digitalen Rundfunk aufgefordert würden, dann aber die vertraglich festgehaltene Berechti- gung zu neuen digitalen TV-Program- men entfallen soll. Das seien, so Schächter, „erhebliche Widersprü- che". Schärfer geht ARD-Vorsitzen- der Jobst Plog zur Sache: Die drei Län- der versuchten „einen der massivsten Eingriffe in die Rundfunkverfas- sung", die Verfasser wollten ARD und ZDF „die digitale Zukunft abschnei- den, aber auch die analoge Gegenwart deutlich einschränken". Das möge den „Interessen der kommerziellen Fern- sehkonzerne in München und Köln die- nen", widerspreche aber der festge- schriebenen Entwicklungsgarantie der Öffentlich-Rechtlichen. Die ARD, so Plog, sei „reformfähig", sie habe seit 1993 mehr als zehn Prozent der Stellen abgebaut. SWR-Chef Peter Voß assistierte mit der Androhung ei- ner Verfassungsklage. Durch die Plä- ne würde „der Gang zum Gericht in Karlsruhe geradezu aufgenötigt"; er sehe „in diesem Sammelsurium unaus- gegorener Vorschläge den Ausdruck ei- ner . . . Reglementierungswut".

Dies wiederum findet Schleswig- Holsteins Landeschefin Heide Simo- nis (SPD) überhaupt nicht: „Wenn die Diskussion mit dem Ziel geführt wird, die Belastungen der Gebührenzahler zu reduzieren, bin ich dabei." Die Zahl der ARD-Sender müsse von neun auf sechs reduziert werden; kleinere Sen-



*Strukturveränderer: ZDF-Chef Mar- kus Schächter.* Foto: Sven Simon

der wie Radio Bremen, Saarländischer Rundfunk und HR sollten mit großen zusammengehen. Die neuen Pläne gin- gen „in die richtige Richtung", sagt Jürgen Doetz, Chef des Privatsender- verbands VPRT. Mit auf die Agenda müsse aber auch ein „generelles Wer- beverbot für ARD und ZDF – das teil- weise Verbot des Sponsorings ist nur ein Einstieg in den Werbeausstieg".

Widerstand in der Kulturszene pro- voziert der Plan, Arte und 3sat zu fusio- nieren – wobei 3sat in dem europäi- schen Kulturkanal aufgehen soll. „Hier wird eine Bastion geschleift", sagt Fred Breinersdorfer, Vorsitzen- der des Verbands deutscher Schrift- steller. Es sei im allgemeinen „Kauf- haus- und Amüsierfernsehen Quatsch, auf Kultur zu verzichten". jja./o.k.

# ı Zeichen des Sterns

## :ssene Geschichte der jüdischen Brigade

·gade ist ein fast ver- ·il der Geschichte: ·laten kämpften am ·Veltkriegs unter bri- ·lo. Viele stammten ·nd mussten als Kin- ·iehen oder ins briti- ·t Palästina. Als Ein- ·n Armee kamen sie Kriegsende auf die ·Überlebenden der ·er.
·ı Tod entkamen, ist ·der Brigade ein be- ·t gewesen. Einer, kunft mit jüdischer ·nkbar wurde. Der ·lemütigendes gel- strahlt Selbstbe- ·weißem Grund an Die Brigade war, ·lung des Staates Is- kannte Militärein- ·ılastina.
·ıion *Helden ohne* ·ie Stenner erzählt ·ıngen und von der ·n nach ihren ver-schleppten Verwandten. Sie ver- schweigt nicht die Standgerichte ge- gen Nazi-Täter. Sie berichtet, wie die Brigade den Holocaust-Überleben- den, die sich jetzt als „Displaced Per- sons" in Lagern wiederfanden, die Überfahrt nach Palästina ermöglich- ten – den Interessen Großbritanniens zuwider, das den Flüchtlingsstrom in sein Protektorat stoppen wollte.

An diesem Punkt schwächelt der in- teressante Film. Zu wenig erfährt man über die Lage im britischen Mandats- gebiet, wo jüdische Untergrundorgani- sationen nicht nur im Richtungsstreit gegeneinander rivalisierten, sondern sich seit 1944 auch gegen die Verwal- tungsmacht auflehnten. Im Frühjahr 1945 verbündeten sie sich offen gegen die Briten. Ihr Ziel: die Staatsgrün- dung. Daran arbeitete die Brigade mit – auch wenn ihre Gegenwart in Deutschland 1945 für die Überleben- den vor allem eines bedeutete: Hilfe. CLAUDIA TIESCHKY

*Helden ohne Heimat – die jüdische Bri- gade*, Arte, 20.40 Uhr.



**Bekanntmachungen**

**Amtsgericht München**
**Grundbuchamt**
**Az.: 12 UR II 17/2003**
80315 München, den 08.10.2003
Justizgebäude Infanteriestraße 5
Tel.: 089/5597-3365
Fax: 089/5597-3390

Grundbuch des Amtsgerichts München für die Gemarkung Oberschleißheim Blätter 4779 bis 4867 hier: Vollzug des Gesetzes über das Unschädlichkeitszeugnis.

Beim Amtsgericht München wurde die Er- teilung des unten im Entwurf abgedruckten Unschädlichkeitszeugnis beantragt. Ange- sichts der geringen Höhe des auf eine ein- zelne Wohnung fallenden Betrags wäre ei- ne Anhörung der Gläubiger durch Anschrei- ben unverhältnismäßig (vgl. Sprau, Justiz- gesetz, Rdnr. 61 (UnschZ)).

Es ist beabsichtigt, dem Antrag stattzuge- ben, weil die gesetzlichen Voraussetzungen auch in tatsächlicher Hinsicht vorliegen. Wer Träger eines betroffenen Rechts ist, kann Einwendungen gegen die Erteilung des Unschädlichkeitszeugnisses bis 28.12.2003 geltend machen.

gez. Dr. Fellmann,
Richterin am Amtsgericht (L).

Entwurf des Unschädlichkeitszeugnisses:
Auf Antrag des Notars Dr. Karl-Heinz Stein- bauer in München namens der Eigentümer des Grundstücks FlNr. 223/7; 223/335 zu insgesamt 4.873 m², vorgetragen im Grund- buch des Amtsgerichts München für die Ge- markung Oberschleißheim Blätter 4779 bis 4867 wird festgestellt, dass die mit der Ur- kunde des vorgenannten Notars vom 21.07.2003 (URNr. S 4730/2003) vorge- nommene Veräußerung einer Teilfläche des bezeichneten Grundstücks von 5 m² allen in Abteilung III eingetragenen Grund- pfandrechtsgläubigern gegenüber ohne Wertausgleich unschädlich ist.

Gründe:
Auf das in der bezeichneten Urkunde vorge- nommene Rechtsgeschäft ist das Gesetz be- treffend das Unschädlichkeitszeugnis vom 15.06.1898 und 14.08.1923 in der Fassung vom 07.08.2003 (GVBl Nr. 17/2003, Seite 512) anzuwenden. Seine Voraussetzungen liegen vor, da das Gesetz auch auf diesen Fall anzuwenden ist (vgl. Beschluss des BayObLG vom 14.01.1988 - Rpfl. 1988,

**Kontron AG**
**Veröffentlichung gemäß § 25 Abs. 1 Satz 1 und Satz 2 WpHG**

Die J. P. Morgan Fleming Asset Management (UK) Ltd., London, Eng- land hat uns gemäß § 22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass ihr und ihren Tochtergesellschaften
- Robert Fleming Asset Management Ltd., London, England, gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG
- J. P. Morgan Fleming Asset Management Holdings Inc., NY, USA, ge- mäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG
- J. P. Morgan Chase & Co., NY, USA, gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG am 28.10.2003 5,18% der Stimmrechte an der Kontron AG, Eching, zustanden.

Kontron AG
Oskar-von-Miller-Straße 1
85386 Eching

## Der schnelle Brüter

Der BR hat lange gebraucht, ehe er auf diesen Zug aufgesprungen ist: Drei Kriminalromane des Österreichers Wolf Haas, zwei davon mit dem Deutschen Krimi-Preis ausgezeichnet, sind inzwischen als Hörspiele vertont worden. Vom ORF natürlich, gemeinsam mit entweder dem WDR oder dem MDR – und nicht mit dem BR. Obwohl die Krimis in Österreich spielen und man den Dialekt, die Mentalität der steirischen Provinz oder des Salzburger Landes in Bayern weit besser versteht als in Köln oder Dresden. Sei's drum, der BR wird von heute an in den nächsten Wochen, wenn er schon nicht mitproduziert hat, gleich alle drei Haas-Hörspiele ausstrahlen; eine Werkschau, bestehend aus *Auferstehung der Toten*, *Der Knochenmann* und *Komm, süßer Tod*.

Der Regisseur Götz Fritsch nimmt darin den Ball geschickt auf, den Wolf Haas ihm zuspielt. So greift der Erzähler oft voraus, lässt den Detektiv Brenner bereits Schlüsse ziehen, bevor er nachschiebt, was dieser überhaupt beobachtet hat. Diese Beiläufigkeit wird im Hörspiel erreicht durch die geschickte Nutzung der Tonspur. Auch taugen die Haas'schen Ellipsen sehr gut für die Vertonung: „Nett ja, tüchtig ja, schön nein." So rasch und lakonisch ist eine Figur skizziert. Worum es geht in diesen Krimis? Um irrwitzige Mordfälle, um die skurrilen Auswüchse österreichischer Provinzialität, für die der Brenner ein feines Gespür hat. Er ist ja eher ein Brüter als ein Denker. Mit Sinn für morbide Pointen. STEFAN FISCHER

*Auferstehung der Toten*, Bayern 2, 20.30 Uhr (Wdh. 13.11., 15 Uhr); *Der Knochenmann*, 19. und 20.11.; *Komm, süßer Tod*, 26. und 27.11. (Teil 1) sowie 3. und 4.12. (Teil 2).

## Kein Wunder

### Zechenthriller mit hoher Quote

Nicht immer bringt viel Geld, viel Werbung und viel gute Kritik vorab viel Quote. *Das Wunder von Lengede* allerdings hat den Zuspruch erhalten, auf den Sat 1 mit seiner Investition spekulierte. 9,65 Millionen Zuschauer (Marktanteil: 28 Prozent) sahen Montagabend die Fortsetzung des für sieben Millionen Euro inszenierten Zechenthrillers. Am Sonntag hatten 9,37 Millionen zugeschaltet – was im Gesamtdurchschnitt 9,51 Millionen ergibt (Marktanteil 26,9 Prozent). Damit ist *Das Wunder von Lengede* erfolgrei-



*Talk-Gast Friedrich Merz, Moderatoren Strunz, Fischer (v.l.): „Dem Sender alles Gute!"* Foto: face to face

# Salonsterben

## Alarm bei n-tv: Die erfolgreichsten Talkshows müssen aus Kostengründen aufhören

Es schien ein toller Deal zu sein. Verkaufe *Berliner Zeitung*, bekomme n-tv, jubelten die Verantwortlichen im Medienkonzern Bertelsmann und bei der Kölner TV-Tochter RTL. Das war die sommerliche Hoch-Stimmung 2002.

15 Monate später sieht alles anders aus. Da macht auf einmal in der Hauptstadt die von den Bertelsmännern weggegebene Tageszeitung etwas Gewinn und der mit so vielen Hoffnungen akquirierte Nachrichtensender viel Verlust – die einen sagen 23 Millionen, die anderen 28 Millionen Euro in diesem Jahr. Ein schöner Brocken in dem mit Problemen zugepflasterten Bertelsmann-Konzern.

RTL ist in Berlin auf eine betriebswirtschaftliche Lösung gestoßen, um die Zahlen zu verbessern: Aufträge an freie Produzenten werden gekappt. Hintergrund soll sein, dass der Umzug aus der n-tv-Zentrale (Taubenstraße, Berlin) in die Kölner Zentrale ansteht. „Ja, wir ziehen um", bestätigt eine Sprecherin – wohin, stehe aber noch nicht fest.

Ein Leidtragender ist die Produktionsfirma AVE aus dem Holtzbrinck-Konzern, die bislang für die Glanzlichter im Nachrichten-Allerlei von n-tv sorgt – mit den Talkshows *Der Grüne Salon* und *Talk in Berlin*. Diese Sendungen sollen nicht weitergeführt werden, n-tv-Chef Johannes Züll hat zum Jahresende die beiden Aufträge gekündigt. Es geht offenbar um rund 700 000 Euro. „Ich bedauere diese Entscheidung sehr und wünsche dem Sender alles Gute", sagt AVE-Manager Walid Nakschbandi. „Die Sendungen laufen aus. Die Sendeplätze bleiben für Talkshows erhalten", erklärt die PR-Verantwortliche von n-tv.

Somit öffnet der erfolgreiche *Grüne Salon* am nächsten Montag zum letzten Mal die Türen; danach war ohnehin die Winterpause geplant. Die Talkshow mit *Bild am Sonntag*-Chefredakteur Claus Strunz und Ex-Gesundheitsministerin Andrea Fischer schaffte einen Marktanteil von rund einem Prozent, was ungefähr doppelt so hoch wie der Durchschnitt des Senders. Hier sang ein fußballbewegter Verteidigungsminister Peter Struck ein Liedchen auf Rudi Völler, hier verteidigte sich Günter Wallraff gegen Stasi-Vorwürfe, hier unterzog sich Michel Friedman einer Intensiv-Befragung, die sehr an die einstigen *Friedman*-Runden in der ARD erinnerte, die AVE auch hergestellt hatte.

Dann ist da noch *Talk in Berlin*, wo der frühere ZDF-Chefredakteur Klaus Bresser hoch seriös seine Gäste befragt – eine inhaltsschwere Runde, deren Substanz man sich manchmal bei Sabine Christiansen wünschte. Auch dieser Berlin-Talk von AVE: fertig zur Abwicklung, Sendeschluss am 30. November. Und schließlich arbeitet Sandra Maischberger bei n-tv und horcht Politiker aus; die Journalistin, die sich parallel im Ersten als Alfred-Biolek-Ersatz versucht, brachte es durch *Maischberger* zu einiger Popularität. Der Vertrag für die Rede-Sendung, die von der Firma Probono des Ex-ARD-Moderators Friedrich Küppersbusch produziert wird, läuft erst einmal bis zum 30. Juni 2004. Die Quoten fallen. Und dann? Es soll Verhandlungen geben.

Bertelsmann-RTL will zugkräftige Talkshows lieber selbst produzieren. Die neue Strategie, ja überhaupt die Gesamtmisere, steht Ende der Woche im Aufsichtsrat auf der Tagesordnung. Dort ist das Verhältnis zwischen Bertelsmann und dem anderen Großaktionär Time Warner aus Manhattan offenbar starken Spannungen unterworfen. „Der Druck ist groß, die Lage dramatisch", sagt ein Manager. Auch sollen die Online-Aktivitäten mit rund 20 Mitarbeitern neu geordnet werden – Jobs entfallen.

Senderchef Züll, ein einstiger RTL-Manager, möchte naturgemäß die kaufmännischen Hoffnungen von Bertelsmann partout erfüllen. Die Leute im Sender erzählen sich, dass er in alter Funktion beim Kölner Sender in Budgetverhandlungen mit seinem n-tv-Vorgänger Helmut Brandstätter offenbar jene recht hohen Zahlenziele mit vorgegeben hat, die er nun als Senderchef schwer vorweisen kann. HANS-JÜRGEN JAKOBS

# „Die Zukunft abschneiden"

## Rundfunk-Reform der Länder – erste Reaktionen

Die ersten Telefonate mit Ministerpräsidenten hat Markus Schächter in dieser Sache schon geführt. Der ZDF-Intendant hat offenbar seit Tagen geahnt, was für ein politisches Papier auf die öffentlich-rechtlichen Sender zukommt: Eine radikale Reformskizze zur Beendigung der alten Übung, alle vier Jahre die Rundfunkgebühren deutlich zu erhöhen.

Manches an dem Konzept der Länder Bayern, Nordrhein-Westfalen und Sachsen findet Schächter offenbar richtig, auch wenn er sagt, das Papier müsse „in seiner Substanz erst geprüft werden" – etwa, ob Rundfunkfreiheit und Staatsferne verletzt werden.

Das ZDF sei selbst bereit, eine „breite, starke, grundlegende Strukturveränderung anzugehen", erklärt Schächter: „Vieles aus dem Papier ist bereits Teil unserer Arbeit, die an manchen Stellen viel weiter geht, als es die Ministerpräsidenten vorschlagen." Auch mit dem Verdikt, dass Finanzierungen der Sender über Kredite künftig gestoppt werden sollen, kann der Intendant nach eigenen Worten leben. Das sei erst Ende vergangener Woche, „mit ähnlicher Formulierung", intern beschlossen worden. Das Ergebnis der neuen ZDF-Finanzplanung ist, dass der Haushalt 2004 nicht mehr wie früher geplant mit einem Minus von 211 Millionen Euro abschließt, sondern nur noch mit 110 Millionen Euro Verlust. Ihm sei klar, dass sich das ZDF einzuschränken habe, „wenn sich auch sonst in der Gesellschaft alle einschränken müssen", so Schächter.

Insgesamt werfe man „interessierte Blicke" auf die Vorschläge. „Ganz irritierend" sei aber, dass ARD und ZDF zur Teilhabe am digitalen Rundfunk aufgefordert würden, dann aber die vertraglich festgehaltene Berechtigung zu neuen digitalen TV-Programmen entfallen soll. Das seien, so Schächter, „erhebliche Widersprüche". Schärfer geht ARD-Vorsitzender Jobst Plog zur Sache: Die drei Länder versuchten „einen der massivsten Eingriffe in die Rundfunkverfassung", die Verfasser wollten ARD und ZDF „die digitale Zukunft abschneiden, aber auch die analoge Gegenwart deutlich einschränken". Das möge den „Interessen der kommerziellen Fernsehkonzerne in München und Köln dienen", widerspreche aber der festgeschriebenen Entwicklungsgarantie der Öffentlich-Rechtlichen. Die ARD, so Plog, sei „reformfähig", sie habe seit 1993 mehr als zehn Prozent der Stellen abgebaut. SWR-Chef Peter Voß assistierte mit der Androhung einer Verfassungsklage. Durch die Pläne würde „der Gang zum Gericht in Karlsruhe geradezu aufgenötigt"; er sehe „in diesem Sammelsurium unausgegorener Vorschläge den Ausdruck einer . . . Reglementierungswut".

Dies wiederum findet Schleswig-Holsteins Landeschefin Heide Simonis (SPD) überhaupt nicht: „Wenn die Diskussion mit dem Ziel geführt wird, die Belastungen der Gebührenzahler zu reduzieren, bin ich dabei." Die Zahl der ARD-Sender müsse von neun auf sechs reduziert werden; kleinere Sen-



*Strukturveränderer: ZDF-Chef Markus Schächter.* Foto: Sven Simon

der wie Radio Bremen, Saarländischer Rundfunk und HR sollten mit großen zusammengehen. Die neuen Pläne gingen „in die richtige Richtung", sagt Jürgen Doetz, Chef des Privatsenderverbands VPRT. Mit auf die Agenda müsse aber auch ein „generelles Werbeverbot für ARD und ZDF – das teilweise Verbot des Sponsorings ist nur ein Einstieg in den Werbeausstieg".

Widerstand in der Kulturszene provoziert der Plan, Arte und 3sat zu fusionieren – wobei 3sat in dem europäischen Kulturkanal aufgehen soll. „Hier wird eine Bastion geschleift", sagt Fred Breinersdorfer, Vorsitzender des Verbands deutscher Schriftsteller. Es sei im allgemeinen „Kaufhaus- und Amüsierfernsehen Quatsch, auf Kultur zu verzichten". jja./o.k.

## Im Zeichen des Sterns

Stellenangebote | Bekanntmachungen

**Kontron AG**
Veröffentlichung gemäß § 25 Abs. 1 Satz 1 und Satz 2 WpHG

Toronto und
wannen, gin-
wie einst dem
if der Zielge-
a, Cleveland
Niederlagen.
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derlage war
ählte Trainer
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zuschreiben:
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In Toronto
all das gerne
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Frau Holzbauer
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der Vorrunde.
to: Reuters/SZ-Archiv

iet

ge Präsident des
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ittwoch im Test-
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Trier ist vor dem
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tere Ausfälle für
chweden hinneh-
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München Barons

Bertelsmann-Sender RTL will nicht mehr mitbieten um die Champions League

Die Champions League wird dem Sender RTL zu teuer. „Die Schmerzgrenze ist meilenweit überschritten", erklärte RTL-Chef Gerhard Zeiler in einem SZ-Gespräch. Der Bertelsmann-Kanal zahlt derzeit mehr als 50 Millionen Euro pro Saison für die Fußball-Übertragungsrechte, die bis Mitte 2003 bei RTL liegen. Zeiler erwartet, dass „wir die Champions League vom nächsten Jahr an nicht mehr haben werden". Für die Bundesliga will Zeiler nach der Kirch-Pleite keinesfalls mitbieten: „Wir haben definitiv kein Interesse." Auch dort seien die Preise zu hoch. *(Wirtschaft)* SZ

## Verbotenes Programm

Mitglieder der Falun-Gong-Bewegung kaperten Kabelfrequenzen, um zu werben

Neun Mitglieder der verbotenen Falun-Gong-Bewegung sind in China wegen illegaler Verbreitung eines Videos im Kabelfernsehen angeklagt worden. Das Kapern von Sendefrequenzen sei „eine geplante Straftat mit klar bösen Zielen" gewesen, zitierte die staatliche Nachrichtenagentur Xinhua einen Polizeisprecher. Die Falun-Gong-Anhänger hätten am 5. März das normale Programm von Kabelsendern in der Provinzhauptstadt Changchun unterbrochen und Werbung für ihre Bewegung gesendet. AFP

**Verantwortlich: Hans-Jürgen Jakobs**

# Ally, bye

Nach fünf Staffeln sanken ihre Quoten: In den US

Einige auf Frisur-, Figur- und sonstige Frauen-Fragen spezialisierte Magazine müssen jetzt ganz tapfer sein. Nicht länger haben sie eine schillernde Protagonistin, die all die Probleme des femininen Alltags auf ihren schmalen Schultern trägt und noch die letzte Verhaltensstörung als lustige Verrücktheit zu verkaufen versteht. *Ally McBeal*, das war's, die Serie wird eingestellt. Am 20. Mai läuft in den USA die letzte Folge der fünften Staffel. Der Fernsehproduzent David E. Kelley hat das beschlossen, weil nach fünfjähriger Laufzeit die Quoten sanken.

Deutsche Fernsehzuschauer müssen es allerdings noch nicht wirklich zur Kenntnis nehmen, weil Vox als ausstrahlender Sender dem Original zeitlich so sehr nachhechelt, dass die fünfte Staffel erst im Herbst startet. Grämen müssen sich nur jene, die rund um die durchgeknallte Anwältin einen Hype kreiert haben, der vom Begriff „Generation Ally" bis zur *Ally-McBeal*-Haarkur alles umfasste, was sich leicht und locker an die weibliche Single-Gemeinde und alle nach Ausbruch in die wilde Welt gierenden Ehefrauen bringen ließ: Alles, was Allys Namen trug, war prima vermarktbar. Als gescheitert darf lediglich der Versuch gewertet werden, die in *Ally McBeal* eingeführte Unisex-

Toilette weltweit als Ko
ort erster Güte zu etabl
droht nun auch dem von
tem McBealismus, ein
das vor allem Frauen d
dienstags suchtartig de
lebnissen ihrer konstan
den Anti-Heldin auszus



*Nun müssen viele ganz t*
*Alltags nicht länger auf*



**Bekanntmachungen**

**Geschäftszeichen: 1501 IN 1619/00**
Über das Vermögen des **Manfred Leimgruber**, Gaßnerstraße 21, 80639 München, wurde am **25. März 2002, 12.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1501 IN 2/02**
Über das Vermögen der Firma **Tecoplan AG**, Elsensteinstraße 30, 85521 Ottobrunn, wurde am **1. April 2002, 12.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1502 IN 275/02**
Über das Vermögen des **Andreas Koch**, Nordendstraße 59, 80801 München, wurde am **26. März 2002, 13.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1502 IN 477/02**
Über das Vermögen des **Jean-Marc Gerin**, Colmarerstraße 15, 81379 München, wurde am 26. **März 2002, 13.15 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1503 IN 191/02**
Über das Vermögen der Firma **IHAG Immobilien Holding AG, - fr. Communitas AG -**, Maximiliansplatz 12b, 80333 München, wurde am **1. April 2002, 12.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1502 IN 2069/01**
Über das Vermögen d. Firma **Hausbäckerei Vertriebs GmbH**, Ranhazweg 107, 85521 Ottobrunn, wurde am **02. April 2002, 9.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1502 IN 2069/01**
Über das Vermögen der Firma **Hausbäckerei Vertriebs GmbH**, Ranhazweg 107, 85521 Ottobrunn, wurde am **2. April 2002, 9.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1506 IK 660/02**
Über das Vermögen des **Werner Kleba**, Pasinger Straße 14a, 82166 Gräfelfing, wurde am **2. April 2002, 9.45 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1501 IN 414/02**
Über das Vermögen der Firma **Soll Labs Deutschland GmbH**, Balanstraße 57, 81541 München, wurde am **1. April 2002, 12.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1502 IK 271/02**
Über das Vermögen des **Bülent Aktem**, Baaderstraße 47, 80469 München, wurde am **2. April 2002, 11.00 Uhr**, das Insolvenzverfahren eröffnet.

**Geschäftszeichen: 1**
Über das Vermöge
Center GmbH, Haim
München, wurde a
Uhr, das Insolvenzv

**Geschäftszeichen: 1**
Über das Vermögen
nagel, Carl-Orff-Bo
wurde am 3. April 2
venzverfahren eröff

**Geschäftszeichen: 1**
Über das Vermögen
mischer Labor Helg
KG, Bavariaring 11
de am 1. April 200
venzverfahren eröff

**Geschäftszeichen: 1**
Über das Vermögen
GmbH, Hansastraße
wurde am 1. April 2
solvenzverfahren e

**Geschäftszeichen: 1**
Über das Vermöger
Landlstraße 29, 815
3. April 2002, 12.00
fahren eröffnet.

**Geschäftszeichen: 1**
Über das Vermögen
gener Straße 34, 8
am 26. März 2002, 1
verfahren eröffnet.

**Geschäftszeichen: 1**
Über das Vermögen
lingstraße 116, 82
am 28. März 2002, 1
verfahren eröffnet.

**Geschäftszeichen: 1**
Über das Vermögen
straße 17, 82194
4. April 2002, 12.00
fahren eröffnet.

**Geschäftszeichen: 1**
Über das Vermöge
Westendstraße 272
de am 4. April 200
venzverfahren eröff

**Geschäftszeichen: 1**
Über den Nachlaß
wohnhaft: Zwilling
chen, wurde am 3.
das Insolvenzverfal

## Anzeigenbeleg

Ihre Kunden-Nr.:
(Bitte stets angeben)
Auftraggeber:
3000011619
Kontron AG

Anzeigenbeleg SZ-Gesamt
Erscheinungs-Datum: 20.08.2004
Erschienen auf Seite: HP1 / 22

zum Auftrag: 7002085328/10
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Größe mm: 200
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zur Rechnung:
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# Kontron AG

Veröffentlichung gemäß §§ 25 ff. WpHG

Die J.P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß § 22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 16. August 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,24 % hält.

Die Robert Fleming Asset Management Ltd., London, England hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 16. August 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,24 % hält.

Die J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 16. August 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,24 % hält.

Die J.P. Morgan Chase & Co., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 16. August 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,24 % hält.

**Kontron AG**
Oskar-von-Miller-Str. 1
85386 Eching

Ihr Anzeigenservice:
Tel.: 089 / 23 60 80
Fax.: 089 / 21 83 795

Ihr Aboservice:
Tel.: 0180 / 54 55 900
Fax.: 089 / 21 83-8207
Mail: Aboservice@sueddeutsche.de

Süddeutsche Zeitung GmbH
Sendlinger Straße 8
80331 München
http://www.sueddeutsche.de

Bankverbindung
Bay. Landesbank Girozentrale
BLZ 700 500 00 Kto. 31 65 0

Sitz der GmbH ist München
Amtsgericht München
HRB 73315
Ust-IDNR.: DE811158310
Steuer-Nr. 823/80006
Geschäftsführer:
Klaus Josef Lutz

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Anzeigenbeleg Süddeutsche Zeitung zur Rechnung 710881620 Seite: 2

Erscheinungs–Datum: 22.07.2002 Auftrags–Nr: 2395578 Stamm–Nr: 2020502
Rubrik : 71 Größe mm: 60 Kunden–Nr:

**Veröffentlichung gemäß § 41 Absatz 3 i.V.m. § 25 Absatz 1 Satz 1 und Satz 2, Absatz 2 WpHG.** Die DWS Investment GmbH, Grüneburgweg 113-115, 60323 Frankfurt am Main, hat uns gemäß §§ 24, 21 Absatz 1 WpHG i.V.m. § 10 Absatz 1a S. 2 1. Hlbs. KAGG mitgeteilt, dass sie am 16. April 2002 die Schwelle von 5% der Stimmrechte an der Kontron embedded computers AG unterschritten hat und sie nunmehr einen Stimmrechtsanteil von 4,89% hält. **Zudem ergänzen wir die Veröffentlichung vom 19. April 2002 gemäß § 41 Absatz 3 in Verbindung mit § 25 Absatz 1 Satz 1 und Satz 2, Absatz 2 WpHG wie folgt:** Herr Hannes Niederhauser, wohnhaft in Deutschland, hat uns gemäß § 41 Absatz 2 Satz 1 WpHG mitgeteilt, dass ihm am 01. April 2002 12,60% der Stimmrechte an der Kontron embedded computers AG, Eching, zustanden. Frau Eva Zeising, wohnhaft in Deutschland, hat uns gemäß § 41 Absatz 2 Satz 1 WpHG mitgeteilt, dass ihr am 01. April 2002 5,56% der Stimmrechte an der Kontron embedded computers AG, Eching, zustanden.
**Kontron embedded computers AG, Oskar-von-Miller-Straße 1, 85386 Eching**

# Süddeutsche Zeitung

**Anzeigen**


Anzeigenbeleg Süddeutsche Zeitung zur Rechnung 711511105 Seite: 2

Erscheinungs–Datum: 23.01.2004
Rubrik : 71
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Auftrags–Nr: 9322792
Größe mm: 31
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Stamm–Nr: 002488
Kunden–Nr:
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**Kontron AG**
Veröffentlichung gemäß §§ 21 ff, WpHG

Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 10 Abs. 1a Satz 2, 1. Hlbs. KAGG mitgeteilt, dass sie am 15. Janurar 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,53 % hält.

**Kontron AG**
**Oskar-von-Miller Str. 1**
**85386 Eching**

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Erscheinungs-Datum: 26.06.2004
Rubrik : 71
Erschienen auf Seite : V1/24

Auftrags-Nr: 9842223
Größe mm: 55
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Stamm-Nr: 002488
Kunden-Nr:
410 mm von oben

# Kontron AG

Veröffentlichung
gemäß §§ 25 ff. WpHG

Die DWS Investment GmbH, Mainzer Landstraße 178-190, 60327 Frankfurt, hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 18. Juni 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und sie nunmehr einen Stimmrechtsanteil von 4,84% hält.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

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# Süddeutsche Zeitung

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Erscheinungs-Datum 26.08 2002
Rubrik 71
Erschienen auf Seite 32

Auftrags-Nr 2500815
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Stamm-Nr 2020502
Kunden-Nr
15 mm von oben

**Veroffentlichung gemäß §§ 25, 21 WpHG**

Herr Hannes Niederhauser, Deutschland, hat uns gemäß § 21 Abs 1, Abs 1a WpHG mitgeteilt, dass er im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d h am 12 August 2002, die Schwelle von 5 % der Stimmrechte an der Kontron AG uberschritten hat Ihm standen zu diesem Zeitpunkt 8,47 % der Stimmrechte der Kontron AG zu

3i Group plc, 91 Waterloo Road, London, SE1 8XP, England, hat uns gemaß §§ 21 Abs 1, Abs 1a, 22 WpHG mitgeteilt, dass sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG Eching, d h am 12 August 2002, die Schwelle von 5 % der Stimmrechte der Kontron AG uberschritten hat Ihr standen zu diesem Zeitpunkt 5,82 % der Stimmrechte der Kontron AG zu Hiervon sind ihr 2,81 % der Stimmrechte gemäß § 22 Abs 1 Satz 1 Nr 1 WpHG zuzurechnen

3i Investments plc, 91 Waterloo Road, London, SE1 8XP, England, hat uns gemaß §§ 21 Abs 1, Abs 1a, 22 WpHG mitgeteilt, dass sie im Zeitpunkt der erstmaligen Zulassung der Aktien der Kontron AG, Eching, d h am 12 August 2002, die Schwelle von 5 % der Stimmrechte der Kontron AG uberschritten hat Ihr standen zu diesem Zeitpunkt 6,40 % der Stimmrechte zu, die ihr allesamt nach § 22 Abs 1 Satz 1 Nr 6 WpHG zuzurechnen sind

Kontron AG, Eching

Der Vorstand

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Suddeutsche Zeitung GmbH
Sendlinger Straße 8
80331 Munchen
Telefon 089 / 2 18 30

Anzeigenaufnahme
telefonisch 089 / 23 60 80
Fax 089 / 21 83 795
http //www sueddeutsche de

Sitz der GmbH ist Munchen
HRB 73315
USt-IDNR DE811158310
Steuer-Nr [illegible]

Geschaftsfuhrer
Dr Hans Gasser,
Hans-Wilhelm v Viereck

## Anzeigenbeleg

Ihre Kunden-Nr.:
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# Kontron AG
# Veröffentlichung gemäß § 25 ff. WpHG

Die J. P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß § 22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 14. 7. 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,92% hält.

Die Robert Fleming Asset Management Ltd., London, England hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 14. 7. 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,92% hält.

Die J. P. Morgan Fleming Asset Management Holdings Inc., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 14. 7. 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,92% hält.

Die J. P. Morgan Chase & Co., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 14. 7. 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,92% hält.

Kontron AG
Oskar-von-Miller-Straße 1
85386 Eching



Dieser Beleg entspricht der Anzeige im Original.
Originalbelege werden nach Anforderung gegen Berechnung erstellt.

# Anzeigenbeleg

Ihre Kunden-Nr.:
(Bitte stets angeben)
Auftraggeber:
3000011619
Kontron AG

Anzeigenbeleg SZ-Gesamt
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Größe mm: 160
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Inserent:
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zur Rechnung:
2100125440

## Kontron AG

Veröffentlichung gemäß §§ 25 ff. WpHG

Die J.P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß § 22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 24. September 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,91 % hält.

Die Robert Fleming Asset Management Ltd., London, England hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 24. September 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,91 % hält.

Die J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 24. September 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,91 % hält.

Die J.P. Morgan Chase & Co., NY, USA hat uns gemäß § 22 Abs. 1 Satz 1 Nr. 6, Satz 2 und 3 WpHG mitgeteilt, dass sie am 24. September 2004 die Schwelle von 5 % der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,91 % hält.

**Kontron AG**
Oskar-von-Miller-Str. 1
85386 Eching

Ihr Anzeigenservice:
Tel.: 089 / 23 60 80
Fax.: 089 / 21 83 795

Ihr Aboservice:
Tel.: 0180 / 54 55 900
Fax.: 089 / 21 83-8207
Mail: Aboservice@sueddeutsche.de

Süddeutsche Zeitung GmbH
Sendlinger Straße 8
80331 München
http://www.sueddeutsche.de

Bankverbindung
Bay. Landesbank Girozentrale
BLZ 700 500 00 Kto. 31 65 0

Sitz der GmbH ist München
Amtsgericht München
HRB 73315
Ust-IDNR.: DE811158310
Steuer-Nr. 823/80006
Geschäftsführer:
Klaus Josef Lutz

Dieser Beleg entspricht der Anzeige im Original.
Originalbelege werden nach Anforderung gegen Berechnung erstellt.

**English Translation of Share Ownership Announcements of Kontron AG Published in *Suddetische Zeitung***

Süddeutsche Zeitung Advertisements

Advertising Record

Advertising record – total Süddeutsche Zeitung
Date of publication: 30.09.2004
Appeared on page: HP1 / 35
Order No.: 7002122666/10
Section: 7108
Column: 7
Size in mm: 160 264mm from the top

**Kontron AG**

Public notice in accordance with §§ 25 ff WpHG (Securities Trading Act)

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Clause 6 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on September 24, 2004, and now holds a voting right share of 4.91%.

Robert Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on September 24, 2004, and now holds a voting right share of 4.91%.

J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on September 24, 2004, and now holds a voting right share of 4.91%.

J.P. Morgan Chase & Co., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on September 24, 2004, and now holds a voting right share of 4.91%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Süddeutsche Zeitung Advertisements

Advertising Record

Advertising record – total Süddeutsche Zeitung
Date of publication: 20.08.2004
Appeared on page: HP1 / 22
Order No.: 7002085328/10
Section: 7108
Column: 4
Size in mm: 200 352mm from the top

**Kontron AG**

Public notice in accordance with §§ 25 ff WpHG (Securities Trading Act)

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Clause 6 of the Securities Trading Act that it exceeded the 5% threshold of voting rights in Kontron AG on August 16, 2004, and now holds a voting right share of 5.24%.

Robert Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it exceeded the 5% threshold of voting rights in Kontron AG on August 16, 2004, and now holds a voting right share of 5.24%.

J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it exceeded the 5% threshold of voting rights in Kontron AG on August 16, 2004, and now holds a voting right share of 5.24%.

J.P. Morgan Chase & Co., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it exceeded the 5% threshold of voting rights in Kontron AG on August 16, 2004, and now holds a voting right share of 5.24%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Süddeutsche Zeitung Advertisements

Advertising Record

Advertising record – total Süddeutsche Zeitung
Date of publication: 05.08.2004
Appeared on page: HP1 / 23
Order No.: 7002071946/10
Section: 7108
Column: 4
Size in mm: 75 43mm from the top

**Kontron AG**

Public notice in accordance with §§ 25 ff. WpHG

DWS Investment GmbH, Mainzer Landstraße 178-190, 60327 Frankfurt, has informed us in accordance with §§ 21 Paragraph 1, 24 of the Securities Trading Act in conjunction with § 32 Paragraph 2 InvG (Investment Act), that it exceeded the 5% threshold of voting rights in Kontron AG on July 27, 2004, and now holds a voting right share of 5.52%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Süddeutsche Zeitung Advertisements

Advertising Record

Advertising record – total Süddeutsche Zeitung
Date of publication: 28.07.2004
Appeared on page: HP1 / 21
Order No.: 7002064930/10
Section: 7108
Column: 1
Size in mm: 180 513mm from the top

**Kontron AG**

**Public notice in accordance with §§ 25 ff WpHG (Securities Trading Act)**

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Clause 6 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on 14. 7. 2004, and now holds a voting right share of 4.92%.

Robert Fleming Asset Management (UK) Ltd., London, England, has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on 14. 7. 2004, and now holds a voting right share of 4.92%.

J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on 14. 7. 2004, and now holds a voting right share of 4.92%.

J.P. Morgan Chase & Co., NY, USA has informed us in accordance with §§ 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act that it fell below the 5% threshold of voting rights in Kontron AG on 14. 7. 2004, and now holds a voting right share of 4.92%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Süddeutsche Zeitung Advertisements
Advertising Record
Date of publication: 26.06.2004
Appeared on page: V1/24
Section: 71
Order No.: 9842223
Size in mm: 55
Column: 1
410mm from the top

**Kontron AG**

Public notice in accordance with §§ 25 ff. WpHG (Securities Trading Act)

DWS Investment GmbH, Mainzer Landstraße 178-190, 60327 Frankfurt, has informed us in accordance with §§ 21 Paragraph 1, 24 of the Securities Trading Act in conjunction with § 32 Paragraph 2 InvG (Investment Act), that it fell below the 5% threshold of voting rights in Kontron AG on June 18, 2004, and now holds a voting right share of 4.84%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Süddeutsche Zeitung Advertisements
Advertising Record
Date of publication: 06.02.2004
Appeared on page: HP1/15
Section: 71
Order No.: 9376619
Size in mm: 50
Column: 7
503mm from the top

**Kontron AG**

Public notice in accordance with §§ 25 ff. WpHG

The 3i Group plc, 91 Waterloo Road, London, SE1 8XP, England, as well as 3i Investments plc, 91 Waterloo Road, London, SE1 8XP, England, have informed us of the following:
The total voting rights share of the 3i Group in Kontron AG fell below the 5% threshold on 21.01.2004, and now stands at 3.96%. Of this sum, 1.98% is to be ascribed to the 3i Group plc in accordance with § 22 Paragraph 1 Sentence 1 Clause 1 of the Securities Trading Act.
The total voting rights share of 3i Investments plc fell below the 5% threshold on 21.01.2004 and now stands at 4.93% which is to be wholly ascribed to 3i Investments plc in accordance with § 22 Paragraph 1 Sentence 1 Clause 6 of the Securities Trading Act.
Kontron AG, Oskar-von-Miller-Str. 1, 85386 Eching

Süddeutsche Zeitung Advertisements
Advertising Record
Date of publication: 23.01.2004
Appeared on page: V1/21
Section: 71
Order No.: 9322792
Size in mm: 31
Column: 3
488mm from the top

**Kontron AG**

Public notice in accordance with §§ 21 ff. WpHG

DWS Investment GmbH, Mainzer Landstraße 178-190, 60327 Frankfurt, has informed us in accordance with §§ 21 Paragraph 1, 24 of the Securities Trading Act in conjunction with § 10 Paragraph 1a Sentence 2, 1st half of KAGG, that it exceeded the 5% threshold of voting rights in Kontron AG on January 15, 2004, and now holds a voting right share of 5.53%.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

Kontron AG

Public notice in accordance with §§ 25 Paragraph 1 Sentence 1 and Sentence 2 of the Securities Trading Act

J.P. Morgan Fleming Asset Management (UK) Ltd, London, England, has informed us in accordance with § 22 Paragraph 1 Clause 6 of the Securities Trading Act that on 28.10.2003 5.18% of the voting rights in Kontron AG, Eching, were owned by it and its subsidiaries
- Robert Fleming Asset Management Ltd., London, England, in accordance with § 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act
- J.P. Morgan Fleming Asset Management Holdings Inc., NY, USA, in accordance with § 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act
- J.P. Morgan Chase & Co., NY, USA in accordance with § 22 Paragraph 1 Sentence 1 Clause 6 and Sentence 2 and 3 of the Securities Trading Act.

Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching

RECEIVED
2004 OCT 19 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## Appendix 3: Publication of Additional Information

· für:
00 000,—
'fandbriefe
m Zinssatz
R-Libor flat
5//WKN 242 261
.a.
)04 bis einschließlich
(182 Tage)



ıuar 2004
PO AG

[84 518]

achung
sionsbedingungen
inerkündigungsrecht
:ündigen unsere
} — WKN 201 703 —
uar 2004.
əmit am 12. Januar 2004
nwert.
ıd Kapitalbeträge
rstream Banking AG
die depotführenden
utgeschrieben.

ATE BANK AG

nber of Hypo Real Estate Group

**Real Estate**

[84 517]



NK IN ESSEN AG

000,—
- WKN 101 275 —
n Zinssatz
plus 0,05 Spread

:ins act./360 Tage)
bis 23. 03. 2004
age
März 2004 gezahlt.
)4
stand

[84 516]

LB

bank Girozentrale

achung

Nachtrages Nr. 1
§ 11
sprospektgesetz
Verkaufsprospekt
ıli 2003

rschreibungen
ht der Emittentin
lurch Lieferung von
r • AG

p-down/
erschreibungen
en der Emittentin
Terminen
Nachtrages Nr. 2
§ 10
sprospektgesetz
Verkaufsprospekt
li 2003

[84 522]

**SEB**

**Hyp**

**SEB Hypothekenbank AG**
**Frankfurt am Main**

**Korrektur unserer Anzeige vom 30. 12. 2003**
**Hinweisbekanntmachung**
**gemäß § 30 Abs. 5 Nr. 2 BörsG**
**über die Zulassung zum amtlichen Markt**

Durch Beschluß der Zulassungsstelle der Frankfurter Wertpapierbörse vom 22. 12. 2003 sind folgende Wertpapiere

EUR 200 000 000,—
zinsvar. Öffentlicher Pfandbriefe Reihe 318
ISIN DE0003081840

der SEB Hypothekenbank AG, Frankfurt am Main, zum amtlichen Markt an der Frankfurter Wertpapierbörse zugelassen worden.

Der Zulassungsprospekt wird in der **Börsen-Zeitung** Nr. 247 am 23. 12. 2003 in vollem Wortlaut veröffentlicht und ist in der SEB Hypothekenbank AG, Frankfurt am Main, Weißfrauenstraße 10, erhältlich.

**Frankfurt am Main, im Dezember 2003**

**SEB Hypothekenbank AG**
**Der Vorstand**



## 7. Aktiengesellschaften

[64 681/7]

**Aprinto.com AG**
**Hamburg**

Durch Hauptversammlung vom 11. Dezember 2003 wurde beschlossen, die Gesellschaft zum 31. Dezember 2003 **aufzulösen.** Alleiniger Abwickler ist das bisherige Vorstandsmitglied Patrick Machill. Die Gläubiger der Gesellschaft werden aufgefordert, ihre Ansprüche anzumelden.

**Der Abwickler**

[84 519]

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 69 Abs. 1 BörsO und § 45 Nr. 3 b) BörsZulV

**Stück 1.677.119**
(Euro 1 677 119,00)
auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem rechnerischen Anteil
am Grundkapital von je Euro 1,00 —
aus der am 29. Dezember 2003 eingetragenen
Kapitalerhöhung gegen Bareinlage
— mit Gewinnanteilberechtigung
ab dem 1. Januar 2003 —
— dauerhaft globalverbrieft —
— ISIN DE0007300402 —
der
itelligence AG, Frankfurt am Main,

zugelassen.

**Frankfurt am Main, 06. 01. 2004**

**Frankfurter Wertpapierbörse**
**Zulassungsstelle**

[84 521]

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 69 Abs. 1 BörsO und § 75 BörsO sowie

**Frankfurt am Main, 07. 01. 2004**

**Frankfurter Wertpapierbörse**
**Zulassungsstelle**

[84 527]

**Kontron AG**
**Eching**

**Bekanntmachung**

über die unternehmensberichtsfreie Zulassung zum Börsenhandel im Geregelten Markt an der *Frankfurter Wertpapierbörse* gemäß § 51 Abs. 4 BörsG und § 69 Abs. 1 BörsO in Verbindung mit § 45 Nr. 2 b BörsZulV und § 75 BörsO mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) der

bis zu € 1 228 000,—
eingeteilt in 1 228 000 neue, auf den Inhaber lautende Stückaktien, mit einem anteiligen Betrag am Grundkapital von € 1,— je Stückaktie und ausgestattet mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres, *in dem sie durch* Ausübung des Bezugsrechts entstehen, aus dem Bedingten Kapital 2003 I, eingetragen im Handelsregister am 20. August 2003, zur Bedienung von im Rahmen des Aktienoptionsprogramms 2003 ausgegebenen Optionsrechten

sowie

bis zu € 3 740 000,—,
eingeteilt in 3 740 000 neue, auf den Inhaber lautende Stückaktien, mit einem anteiligen Betrag am Grundkapital von € 1,— je Stückaktie und ausgestattet mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres, in dem sie durch Ausübung von Wandlungsrechten entstehen, aus dem Bedingten Kapital 2003 II, eingetragen im Handelsregister am 20. August 2003, zur Sicherung des Wandlungsrechts der Inhaber aus der 3% Wandelschuldverscheibung von 2003/2007

der
Kontron AG,
Eching,

— Wertpapier-Kenn-Nummer 605 395 —
— ISIN-Code DE 000 605 395 2 —

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3 000 000,— durch Ausgabe von insgesamt bis zu 3 000 000 neuen, auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185 000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und 833 000 Aktienoptionen

Börsenzeitung 10.01.04



\NK IN ESSEN AG

) 000,—
— WKN 101 275 —
›m Zinssatz
›r plus 0,05 Spread

:zins act./360 Tage)
›3 bis 23. 03. 2004
tage
. März 2004 gezahlt.
)04
·stand

[84 516]

/LB

›bank Girozentrale

achung

Nachtrages Nr. 1
§ 11
sprospektgesetz
Verkaufsprospekt
li 2003

·schreibungen
›t der Emittentin
urch Lieferung von
r • AG
›-down/
›rschreibungen
›n der Emittentin
Terminen
Nachtrages Nr. 2
10
prospektgesetz
'erkaufsprospekt
i 2003

000,—
verschreibungen
Serie 591
n der Emittentin
Terminen
Nachtrag Nr. 2 jeweils
Jnvollständigen Ver-
2003 werden bei der
Girozentrale, Fried-
/er, zur kostenlosen

\NDESBANK
ALE

...ung vom 11. Dezember 2003 wurde beschlossen, die Gesellschaft zum 31. Dezember 2003 **aufzulösen.** Alleiniger Abwickler ist das bisherige Vorstandsmitglied Patrick Machill. Die Gläubiger der Gesellschaft werden aufgefordert, ihre Ansprüche anzumelden.

**Der Abwickler**

---

[84 519]

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 69 Abs. 1 BörsO und § 45 Nr. 3 b) BörsZulV

**Stück 1.677.119**
(Euro 1 677 119,00)
auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem rechnerischen Anteil
am Grundkapital von je Euro 1,00 —
aus der am 29. Dezember 2003 eingetragenen
Kapitalerhöhung gegen Bareinlage
— mit Gewinnanteilberechtigung
ab dem 1. Januar 2003 —
— dauerhaft globalverbrieft —
— ISIN DE0007300402 —
der
itelligence AG, Frankfurt am Main,

zugelassen.

**Frankfurt am Main, 06. 01. 2004**

**Frankfurter Wertpapierbörse**
**Zulassungsstelle**

---

[84 521]

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 69 Abs. 1 BörsO und § 75 BörsO sowie § 45 Nr. 2 b) BörsZulV

**bis zu Stück 1 228 000**
(Euro 1 228 000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem rechnerischen Anteil
am Grundkapital von je Euro 1,00 —
mit Gewinnanteilberechtigung
ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung
des Bezugsrechtes entstehen,
aus dem bedingten Kapital 2003 I,
eingetragen im Handelsregister
am 20. August 2003,
zur Bedienung von im Rahmen
des Aktienoptionsprogramms 2003
ausgegebenen Optionsrechten

...rechts der Inhaber aus der
3% Wandelschuldverscheibung von 2003/2007
der
Kontron AG,
Eching,
— Wertpapier-Kenn-Nummer 605 395 —
— ISIN-Code DE 000 605 395 2 —

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3 000 000,— durch Ausgabe von insgesamt bis zu 3 000 000 neuen, auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185 000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und 833 000 Aktienoptionen an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften beschlossen. Ferner hat der Aufsichtsrat aufgrund der Ermächtigung der ordentlichen Hauptversammlung vom 24. Juni 2003 der Kontron AG die Ausgabe von 210 000 Aktienoptionen an die Mitglieder des Vorstands der Kontron AG beschlossen.

Weiterhin hat die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG den Vorstand bis zum 24. Juni 2008 ermächtigt, mit Zustimmung des Aufsichtsrats Wandelschuldverschreibungen im Nennbetrag von bis zu € 60 000 000,— mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungsrechte auf bis zu 6 000 000 neue Stückaktien

Bundesanzeiger 2003



**Kontron AG**
**Eching**

**Bekanntmachung**

über die unternehmensberichtsfreie Zulassung zum Börsenhandel im Geregelten Markt an der Frankfurter Wertpapierbörse gemäß § 51 Abs. 4 BörsG und § 69 Abs. 1 BörsO in Verbindung mit § 45 Nr. 2 b BörsZulV und § 75 BörsO mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) der

bis zu € 1 228 000,—
eingeteilt in 1 228 000 neue, auf den Inhaber lautende Stückaktien, mit einem anteiligen Betrag am Grundkapital von € 1,— je Stückaktie und ausgestattet mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres, in dem sie durch Ausübung des Bezugsrechts entstehen, aus dem Bedingten Kapital 2003 I, eingetragen im Handelsregister am 20. August 2003, zur Bedienung von im Rahmen des Aktienoptionsprogramms 2003 ausgegebenen Optionsrechten

sowie

bis zu € 3 740 000,—,
eingeteilt in 3 740 000 neue, auf den Inhaber lautende Stückaktien, mit einem anteiligen Betrag am Grundkapital von € 1,— je Stückaktie und ausgestattet mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres, in dem sie durch Ausübung von Wandlungsrechten entstehen, aus dem Bedingten Kapital 2003 II, eingetragen im Handelsregister am 20. August 2003, zur Sicherung des Wandlungsrechts der Inhaber aus der 3% Wandelschuldverscheibung von 2003/2007

der
Kontron AG,
Eching,

— Wertpapier-Kenn-Nummer 605 395 —
— ISIN-Code DE 000 605 395 2 —

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3 000 000,— durch Ausgabe von insgesamt bis zu 3 000 000 neuen, auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185 000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Kon-

am 20. August 2003,
zur Bedienung von im Rahmen
des Aktienoptionsprogramms 2003
ausgegebenen Optionsrechten

sowie

bis zu € 3 740 000,—,
eingeteilt in 3 740 000 neue, auf den Inhaber
lautende Stückaktien, mit einem anteiligen
Betrag am Grundkapital von € 1,— je Stück-
aktie und ausgestattet mit Gewinnanteil-
berechtigung ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung von Wandlungs-
rechten entstehen, aus dem Bedingten
Kapital 2003 II, eingetragen im Handelsregister
am 20. August 2003, zur Sicherung des
Wandlungsrechts der Inhaber aus der
3% Wandelschuldverscheibung von 2003/2007

der
Kontron AG,
Eching,

— Wertpapier-Kenn-Nummer 605 395 —
— ISIN-Code DE 000 605 395 2 —

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3 000 000,— durch Ausgabe von insgesamt bis zu 3 000 000 neuen, auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185 000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und 833 000 Aktienoptionen an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften beschlossen. Ferner hat der Aufsichtsrat aufgrund der Ermächtigung der ordentlichen Hauptversammlung vom 24. Juni 2003 der Kontron AG die Ausgabe von 210 000 Aktienoptionen an die Mitglieder des Vorstands der Kontron AG beschlossen.

Weiterhin hat die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG den Vorstand bis zum 24. Juni 2008 ermächtigt, mit Zustimmung des Aufsichtsrats Wandelschuldverschreibungen im Nennbetrag von bis zu € 60 000 000,— mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungsrechte auf bis zu 6 000 000 neue Stückaktien

Börsen-Zeitung 10.01.2004


kontron
... always a Jump ahead!

# Kontron AG

**Eching**

**Bekanntmachung**

**über die unternehmensberichtsfreie Zulassung zum Börsenhandel im Geregelten Markt an der Frankfurter Wertpapierbörse gemäß § 51 Abs. 4 BörsG und § 69 Abs. 1 BörsO in Verbindung mit § 45 Nr. 2 b BörsZulV und § 75 BörsO mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) der**

**bis zu € 1.228.000,–
eingeteilt in 1.228.000 neue, auf den Inhaber lautende Stückaktien,
mit einem anteiligen Betrag am Grundkapital von € 1,– je Stückaktie
und ausgestattet mit Gewinnanteilberechtigung ab Beginn
des Geschäftsjahres, in dem sie durch Ausübung
des Bezugsrechts entstehen,
aus dem Bedingten Kapital 2003 I,
eingetragen im Handelsregister am 20. August 2003,
zur Bedienung von im Rahmen des Aktienoptionsprogramms 2003 ausgegebenen Optionsrechten**

**sowie**

**bis zu € 3.740.000,–
eingeteilt in 3.740.000 neue, auf den Inhaber lautende Stückaktien,
mit einem anteiligen Betrag am Grundkapital von € 1,– je Stückaktie
und ausgestattet mit Gewinnanteilberechtigung ab Beginn
des Geschäftsjahres, in dem sie durch Ausübung
von Wandlungsrechten entstehen,
aus dem Bedingten Kapital 2003 II,
eingetragen im Handelsregister am 20. August 2003,
zur Sicherung des Wandlungsrechts der Inhaber aus der
3% Wandelschuldverschreibung von 2003/2007**

**der**

**Kontron AG,
Eching,**

**– Wertpapier-Kenn-Nummer 605 395 –
– ISIN-Code DE 000 605 395 2 –**

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3.000.000,– durch Ausgabe von insgesamt bis zu 3.000.000 neuen auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185.000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und 833.000 Aktienoptionen an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften beschlossen. Ferner hat der Aufsichtsrat aufgrund der Ermächtigung der ordentlichen Hauptversammlung vom 24. Juni 2003 der Kontron AG die Ausgabe von 210.000 Aktienoptionen an die Mitglieder des Vorstands der Kontron AG beschlossen.

Weiterhin hat die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG den Vorstand bis zum 24. Juni 2008 ermächtigt, mit Zustimmung des Aufsichtsrats Wandelschuldverschreibungen im Nennbetrag von bis zu € 60.000.000,– mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungsrechte auf bis zu 6.000.000 neue Stückaktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von € 1,– je Stückaktie nach Maßgabe der Wandelbedingungen zu gewähren. Das von der genannten Hauptversammlung beschlossene „Bedingte Kapital 2003 II" wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 26. November 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, beschlossen, Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu € 29.104.000,–, eingeteilt in bis zu 29.104 Teilschuldverschreibungen im Nennbetrag von jeweils € 1.000,– mit einer Laufzeit von 4 Jahren, zu begeben. Das Bezugsrecht der Aktionäre auf die Wandelschuldverschreibungen ist ausgeschlossen worden.

Die Wandelschuldverschreibungen wurden von der Bayerischen Hypo- und Vereinsbank AG im Rahmen einer Privatplatzierung bei institutionellen Investoren zum Ausgabepreis von 100% platziert. Eine Börsenzulassung und -einführung der Wandelschuldverschreibungen ist nicht vorgesehen.

Der Wandlungspreis je Stückaktie (nachfolgend auch „Aktie" genannt) beträgt – vorbehaltlich Anpassungen nach Maßgabe der Anleihebedingungen – € 8,56. Die Anzahl der neuen Aktien der Kontron AG, die auf der vorgenannten Basis aus der Wandlung einer Wandelschuldverschreibung von nominal € 1.000,– resultieren können, beträgt – vorbehaltlich Anpassungen nach Maßgabe der Anleihebedingungen – 116,8224 Aktien.

Nach Ausübung des Wandlungsrechts werden ausschließlich ganze Aktien in Übereinstimmung mit der zurzeit der Lieferung geltenden Satzung der Kontron AG geliefert. Ein Anspruch auf Lieferung von Bruchteilen von Aktien besteht nicht; verbleibende Bruchteile von Aktien werden in Geld ausgeglichen, wobei ein entsprechender Bruchteil des einfachen rechnerischen Durchschnitts der XETRA-Kurse an jedem der 10 aufeinander folgenden Handelstage unmittelbar vor dem Ausübungstag (gerundet auf den nächsten Cent) gezahlt wird.

Das Wandlungsrecht kann ab dem 5. Januar 2004 bis einschließlich 15. November 2007 ausgeübt werden. Ausgenommen sind jedoch einige in § 8 Absatz (a) der Anleihebedingungen festgelegte Zeiträume.

Das zur Bedienung der Aktienoptionen bestehende Bedingte Kapital 2003 I in Höhe von insgesamt bis zu € 1.228.000,–

**eingetragen im Handelsregister am 20. August 2003,**
**zur Sicherung des Wandlungsrechts der Inhaber aus der**
**3% Wandelschuldverschreibung von 2003/2007**

**der**

**Kontron AG,**
**Eching,**

**– Wertpapier-Kenn-Nummer 605 395 –**
**– ISIN-Code DE 000 605 395 2 –**

Die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG hat den Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft um bis zu € 3.000.000,– durch Ausgabe von insgesamt bis zu 3.000.000 neuen auf den Inhaber lautenden Stückaktien bedingt zu erhöhen.

Die Bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, wie die Inhaber von Optionsrechten, die im Rahmen des Aktienoptionsprogramms 2003 ausgegeben werden, von ihrem Optionsrecht Gebrauch machen. Das von der genannten Hauptversammlung beschlossene Bedingte Kapital 2003 I wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Bezugsrechte auf Aktien der Kontron AG („Aktienoptionen") können in der Zeit zwischen der Eintragung des von der ordentlichen Hauptversammlung vom 24. Juni 2003 beschlossenen Bedingten Kapitals 2003 I im Handelsregister bis zum 31. Dezember 2007 an Bezugsberechtigte ausgegeben werden.

Die Aktienoptionen können erst nach Ablauf der Wartezeit ausgeübt werden. Die Wartezeit beginnt mit dem Ausgabetag und endet für 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von zwei Jahren und einer Woche nach dem Ausgabetag und für die restlichen 50% der an einen Bezugsberechtigten ausgegebenen Aktienoptionen mit Beginn des ersten Ausübungszeitraums nach Ablauf von vier Jahren nach dem Ausgabetag.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 8. September 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, die Ausgabe von 185.000 Bezugsrechten auf Aktien der Kontron AG („Aktienoptionen") an Mitglieder der Geschäftsleitungsorgane von Konzerngesellschaften und 833.000 Aktienoptionen an Mitarbeiter der Kontron AG und ihrer Konzerngesellschaften beschlossen. Ferner hat der Aufsichtsrat aufgrund der Ermächtigung der ordentlichen Hauptversammlung vom 24. Juni 2003 der Kontron AG die Ausgabe von 210.000 Aktienoptionen an die Mitglieder des Vorstands der Kontron AG beschlossen.

Weiterhin hat die ordentliche Hauptversammlung vom 24. Juni 2003 der Kontron AG den Vorstand bis zum 24. Juni 2008 ermächtigt, mit Zustimmung des Aufsichtsrats Wandelschuldverschreibungen im Nennbetrag von bis zu € 60.000.000,– mit einer Laufzeit von längstens 20 Jahren zu begeben und den Inhabern bzw. Gläubigern von Schuldverschreibungen Wandlungsrechte auf bis zu 6.000.000 neue Stückaktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von € 1,– je Stückaktie nach Maßgabe der Wandelbedingungen zu gewähren. Das von der genannten Hauptversammlung beschlossene „Bedingte Kapital 2003 II" wurde am 20. August 2003 in das Handelsregister des Amtsgerichts München eingetragen.

Aufgrund dieser Ermächtigung hat der Vorstand der Kontron AG am 26. November 2003, mit Zustimmung des Aufsichtsrats vom gleichen Tag, beschlossen, Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu € 29.104.000,–, eingeteilt in bis zu 29.104 Teilschuldverschreibungen im Nennbetrag von jeweils € 1.000,– mit einer Laufzeit von 4 Jahren, zu begeben. Das Bezugsrecht der Aktionäre auf die Wandelschuldverschreibungen ist ausgeschlossen worden.

Die Wandelschuldverschreibungen wurden von der Bayerischen Hypo- und Vereinsbank AG im Rahmen einer Privatplatzierung bei institutionellen Investoren zum Ausgabepreis von 100% platziert. Eine Börsenzulassung und -einführung der Wandelschuldverschreibungen ist nicht vorgesehen.

Der Wandlungspreis je Stückaktie (nachfolgend auch „Aktie" genannt) beträgt – vorbehaltlich Anpassungen nach Maßgabe der Anleihebedingungen – € 8,56. Die Anzahl der neuen Aktien der Kontron AG, die auf der vorgenannten Basis aus der Wandlung einer Wandelschuldverschreibung von nominal € 1.000,– resultieren können, beträgt – vorbehaltlich Anpassungen nach Maßgabe der Anleihebedingungen – 116,8224 Aktien.

Nach Ausübung des Wandlungsrechts werden ausschließlich ganze Aktien in Übereinstimmung mit der zurzeit der Lieferung geltenden Satzung der Kontron AG geliefert. Ein Anspruch auf Lieferung von Bruchteilen von Aktien besteht nicht; verbleibende Bruchteile von Aktien werden in Geld ausgeglichen, wobei ein entsprechender Bruchteil des einfachen rechnerischen Durchschnitts der XETRA-Kurse an jedem der 10 aufeinander folgenden Handelstage unmittelbar vor dem Ausübungstag (gerundet auf den nächsten Cent) gezahlt wird.

Das Wandlungsrecht kann ab dem 5. Januar 2004 bis einschließlich 15. November 2007 ausgeübt werden. Ausgenommen sind jedoch einige in § 8 Absatz (a) der Anleihebedingungen festgelegte Zeiträume.

Das zur Bedienung der Aktienoptionen bestehende Bedingte Kapital 2003 I in Höhe von insgesamt bis zu € 1.228.000,–, eingeteilt in bis zu 1.228.000 neue Aktien und das zur Sicherung des Wandlungsrechts bestehende Bedingte Kapital 2003 II in Höhe von insgesamt bis zu € 3.740.000,–, eingeteilt in bis zu 3.740.000 neue Aktien, wurden am 7. Januar 2004 zum Geregelten Markt mit gleichzeitiger Zulassung zum Teilbereich des geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen.

Aktien, die aufgrund des Aktienoptionsprogramms 2003 erworben werden, sind ab Beginn des Geschäftsjahres, in dem sie durch Ausübung des Bezugsrechts entstehen, gewinnberechtigt. Aktien die aufgrund der Durchführung der Wandlung erworben werden, sind ab Beginn des Geschäftsjahres der Kontron AG, in dem die Aktien ausgegeben werden, gewinnberechtigt.

Auf Einkünfte aus den Aktien der Kontron AG werden Kapitalertragsteuer sowie Solidaritätszuschlag im Wege der Quellensteuer erhoben.

Nachdem der Anspruch der Aktionäre auf Verbriefung ihrer Aktien satzungsgemäß ausgeschlossen ist, wird das Bedingte Kapital 2003 I in Höhe von bis zu € 1.228.000,–, eingeteilt in bis zu 1.228.000 Stückaktien und das Bedingte Kapital 2003 II in Höhe von bis zu € 3.740.000,–, eingeteilt in bis zu 3.740.000 Stückaktien, in jeweils einer Globalurkunde verbrieft und bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt.

Zahl- und Hinterlegungsstelle für die Aktien der Kontron AG ist die Bayerische Hypo- und Vereinsbank AG.

Das Grundkapital der Gesellschaft beträgt € 45.654.112,– und ist eingeteilt in 45.654.112 Aktien ohne Nennbetrag (Stückaktien). Jede Aktie der Kontron AG gewährt ein Stimmrecht.

Darüber hinaus besteht neben den jetzt zugelassenen Aktien aus dem Bedingten Kapital 2003 I in Höhe von € 1.772.000,– und Bedingten Kapital 2003 II in Höhe von € 2.260.000,– noch ein „Genehmigtes Kapital 2002 II" von € 505.200,–, ein „Genehmigtes Kapital 2002 I" von € 357.150,–, ein „Genehmigtes Kapital 2002 III" über bis zu € 19.500.000,–, ein „Bedingtes Kapital 2002 I" über bis zu € 875.500,– sowie ein „Bedingtes Kapital 2002 II" über bis zu € 115.000,–.

München und Eching, im Januar 2004

**Kontron AG**

**Bayerische Hypo- und Vereinsbank**
Aktiengesellschaft

[79 506]

ngsantrag

itic Defence and Space
id die Deutsche Bank Ak-
beantragt, zum amtlichen
er Zulassung zum Teil-
Marktes mit weiteren Zu-
(Prime Standard) unter
ht, einen Prospekt zu ver-
5 Nr. 3 c) BörsZulV

1 686 682
586 682,00)
lautende Stammaktien
vertlosen Stückaktien
nerischen Anteil am
on je Euro 1,00 —
ber 2003 durchgeführten
it voller Gewinnanteil-
m Geschäftsjahr 2003,
Januar 2003,

0000235190 —

der

itic Defence and Space
y EADS N.V.
, Niederlande,

. 12. 2003

Wertpapierbörse
ungsstelle

---

[79 480]

GENIE

pe Aktiengesellschaft
Berlin

ntmachung

ensberichtsfreie Zulassung
t (General Standard) sowie
geregelten Marktes mit wei-
gepflichten (Prime Stan-
rter Wertpapierbörse gemäß
V. m. § 72 Abs. 3 BörsO der
erbörse

der

5 000 neuen
lautenden Stammaktien
2 225 000,00)

und zwar

0 000 neuen
lautenden Stammaktien
2 050 000,00)

Anteil am Grundkapital
00 je Stückaktie
rechtigung ab 1. Januar 2004
öhung gegen Sacheinlagen
November 2003

DE0008164401

sowie der

5 000 neuen
lautenden Stammaktien
R 175 000,00)

Anteil am Grundkapital
,00 je Stückaktie
nanteilberechtigung
November 2003
höhung gegen Sacheinlagen
November 2003

Ebenfalls unter Ausnutzung der vorstehend erwähnten Ermächtigung hat der Vorstand am 19. September 2003 mit Zustimmung des Aufsichtsrates vom 2. Oktober 2003 beschlossen, das Grundkapital der InfoGenie Europe Aktiengesellschaft gegen Sacheinlagen von EUR 10 358 947,— um EUR 175 000,— durch Ausgabe von 175 000 neuen Stammaktien in Form von Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1,— zu erhöhen. Die jungen Aktien sind ab ihrer Eintragung im Handelsregister gewinnanteilsberechtigt. Das gesetzliche Bezugsrecht der Aktionäre wurde gem. § 4 Abs. 2 S. 2 (iii) der Satzung ausgeschlossen. Die neuen Aktien wurde gegen Einlage von 50% der Anteile der netsales GmbH von Herrn Stephan Grell, München, gezeichnet und übernommen. Der Wirtschaftsprüfer Roland Weigl, Control5H GmbH Wirtschaftsprüfungsgesellschaft, München, hat nach Prüfung der Werthaltigkeit dieser Sacheinlage am 19. November 2003 bestätigt, dass der Wert der Sacheinlage den geringsten Ausgabebetrag der dafür zu gewährenden Aktien erreicht. Die Durchführung der Kapitalerhöhung wurde am 25. November 2003 in das Handelsregister beim Amtsgericht Berlin (HRB 88 060) eingetragen.

Nach Durchführung der vorgenannten Kapitalmaßnahmen von EUR 8 308 947,00 um EUR 2 050 000,— und EUR 175 000,— beträgt das Grundkapital der Gesellschaft EUR 10 533 947,— und ist satzungsgemäß eingeteilt in 10 533 947 auf den Inhaber lautende Stückaktien mit einem auf die einzelne Stückaktie entfallenden rechnerischen Anteil am Grundkapital von EUR 1,—. Daneben besteht ein bedingtes Kapital in Höhe von EUR 445 000,— zur Bedienung von Wandlungs- bzw. Bezugsrechten.

Die 2 225 000 neuen auf den Inhaber lautenden Stückaktien sind in zwei Globalurkunden verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt wurden. Ein Anspruch der Aktionäre auf Einzelverbriefung ihrer Anteile ist satzungsgemäß ausgeschlossen.

Die neuen Aktien wurden am 22. Dezember 2003 zum geregelten Markt (General Standard) sowie zum Teilbereich des geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen. Die Einbeziehung der neuen Aktien in die bestehende Notierung am geregelten Markt wird voraussichtlich am 29. Dezember 2003 erfolgen.

**Berlin/München,** im Dezember 2003

**InfoGenie Europe AG** **VEM Aktienbank AG**

---

[79 485]

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 72 Abs. 3 BörsO

**Stück 2 225 000**
(Euro 2 225 000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem derzeitigen rechnerischen Anteil
am Grundkapital von 1,— Euro —
— dauerhaft globalverbrieft —
— und zwar —
**Stück 2 050 000**
(Euro 2 050 000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
aus der Kapitalerhöhung gegen Sacheinlagen
vom November 2003,
mit Gewinnanteilberechtigung

[79 505]

**Zulassungsantrag**

Die Kontron AG und die Bayerische Hypo- und Vereinsbank Aktiengesellschaft haben beantragt, zum Geregelten Markt mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i. V. m. § 69 Abs. 1 BörsO und § 75 BörsO sowie § 45 Nr. 2b) BörsZulV

**Stück 1 228 000**
(Euro 1 228 000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem rechnerischen Anteil am
Grundkapital von je Euro 1,00 —
mit Gewinnanteilberechtigung ab Beginn
des Geschäftsjahres, in dem sie durch Ausübung
des Bezugsrechts entstehen,
aus dem bedingten Kapital 2003 I, eingetragen
im Handelsregister am 20. August 2003,
zur Bedienung von im Rahmen des
Aktienoptionsprogramms 2003
ausgegebenen Optionsrechten
sowie
**bis zu Stück 3 740 000**
(Euro 3 740 000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
— mit einem rechnerischen Anteil am
Grundkapital von je Euro 1,00 —
mit Gewinnanteilberechtigung ab Beginn
des Geschäftsjahres, in dem sie durch
Ausübung von Wandlungsrechten entstehen,
aus dem bedingten Kapital 2003 II, eingetragen
im Handelsregister am 20. August 2003,
zur Sicherung des Wandlungsrechts der Inhaber
aus der 3% Wandelschuldverschreibung
von 2003/2007

— ISIN DE0006053952 —

der

**Kontron AG**
**Eching**

zuzulassen.

**Frankfurt am Main,** 23. 12. 2003

**Frankfurter Wertpapierbörse**
**Zulassungsstelle**

---

[79 479]

mensch und maschine
CAD as CAD can

**Mensch und Maschine Software AG**
**Wessling**

**Bekanntmachung**

über die unternehmensberichtsfreie Zulassung zum Geregelten Markt (General Standard) sowie zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse gemäß § 51 Abs. 4 BörsG, § 69 Abs. 1 BörsO der Frankfurter Wertpapierbörse i. V. m. § 45 Nr. 3b) BörsZulV

der

**444 054 neuen auf den**
**Inhaber lautenden Aktien**
**(EUR 567 602,98)**

mit Gewinnanteilberechtigung ab 1. Januar 2003
aus der Kapitalerhöhung gegen Bareinlagen
vom November 2003

— ISIN DE0006580806 —

der

**Mensch und Maschine Software AG,**
**Wessling**



Frankfurt am Main, Düsseldorf, München



# EM.TV & MERCHANDISING AG

**EM.TV & Merchandising AG**
Unterföhring

**Bekanntmachung**

**zum Angebot an alle Inhaber von Wandelschuldverschreibungen der EM.TV & Merchandising AG € 400 Millionen 4% Wandelanleihe von 2000/2005**

Die EM.TV & Merchandising AG, Unterföhring, hat am 27. November 2003 im Wege einer Ad hoc - Mitteilung ihre Absicht bekannt gegeben, an alle Inhaber von Wandelschuldverschreibungen der EM.TV & Merchandising AG € 400 Millionen 4% Wandelanleihe von 2000/2005 (ISIN DE 000 368 284 5) ein Angebot abzugeben, auf alle ihre aus den Wandelschuldverschreibungen entspringenden Rechte und Ansprüche gegenüber der EM.TV & Merchandising AG gegen die Gewährung von vier verschiedenen Gegenleistungskomponenten zu verzichten.

Die Angebotsunterlage zum Angebot der EM.TV & Merchandising AG an alle Inhaber von Wandelschuldverschreibungen der EM.TV & Merchandising AG € 400 Millionen 4% Wandelanleihe von 2000/2005 ist am 24. Dezember 2003 im elektronischen Bundesanzeiger und in der Druckausgabe des Bundesanzeigers bekannt gemacht worden und ist im Internet unter der Adresse http://www.em-ag.de abrufbar.

Unterföhring, den 24. Dezember 2003

EM.TV & Merchandising AG

Vorstand

## Bekanntmachung

### Zulassungsantrag

Die Kontron AG und die Bayerische Hypo- und Vereinsbank Aktiengesellschaft haben beantragt, zum Geregelten Markt mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i.V.m. § 69 Abs. 1 BörsO und § 75 BörsO sowie § 45 Nr. 2 b) BörsZulV

**Stück 1.228.000**
(Euro 1.228.000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von je Euro 1,00 –
mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung des Bezugsrechtes entstehen, aus dem bedingten Kapital 2003 I, eingetragen im Handelsregister am 20. August 2003, zur Bedingung von im Rahmen des Aktienoptionsprogramms 2003 aus gegebenen Optionsrechten

sowie

**bis zu Stück 3.740.000**
(Euro 3.740.000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von Euro 1,00 –
mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung von Wandlungsrechten entstehen, aus dem bedingten Kapital 2003 II, eingetragen im Handelsregister am 20. August 2003, zur Sicherung des Wandlungsrechts der Inhaber aus der 3% Wandelschuldverschreibung von 2003/2007

– ISIN DE0006053952 –

der

**Kontron AG, Eching,**

zuzulassen.

Frankfurt am Main, 23. Dezember 2003

Frankfurter Wertpapierbörse
Zulassungsstelle



## Bekanntmachung

**TUI Aktiengesellschaft, Berlin un**

Die Zulassungsstellen der Börsen Berlin-Bremen, Ham
beschlossen

**bis zu Euro 45 514 766,11**
auf den Inhaber lautende Stückak
aus dem bedingten Kapital der TUI
zur Sicherung des Wandlungsrechts de
aus den 4% Wandelschuldverschreibunge
eingeteilt in 17.803.829 Stückakt
mit einem rechnerischen Anteil am Gru
von jeweils Euro 2.556-594
Nr. 178.468.680–196.272.508
– mit Gewinnanteilberechtigung ab dem G
in dem die Wandlung ausgeübt wi

der

**TUI Aktiengesellschaft, Berlin u**

gemäß § 45 Nr. 2 b) BörsZulV prospektfrei zum amtlichen
Bremen, Hamburg und Hannover zuzulassen.

Berlin, den 23. Dezember 2003

ZULASSUNGSSTELLE DER BÖRSEN IN BERLIN-BREME

## Bekanntmachung

### Zulassungsbeschluss

Zum Geregelten Markt wurden ohne Einreichung eines Un
§ 51 Abs. 4 BörsG i.V.m. § 72 Abs. 2 BörsO

| Nr. | Nennbetrag in Euro | % | Gattung/Art |
|---|---|---|---|
| 1. | 50 Mio | 3,75 | Inhaberschuldverschreib von 2003/2008 Emission |
| 2. | 100 Mio | 4,55 | Inhaberschuldverschreib von 2003/2013 Emission |
| 3. | 300 Mio | 6-Monats-EURIBOR zzgl. 0,135% | Inhaberschuldverschreib von 2003/2013 Emission |
| 4. | 10 Mio | 2,875 | Inhaberschuldverschreib von 2003/2006 Emission |

jeweils verbrieft in einer Sammelurk
ohne Anspruch auf Auslieferung von Einze
kleinste handelbare Einheit: Euro 1.0

der

**Landesbank Hessen-Thüringen G**
**Frankfurt am Main/Erfu**

zugelassen.

Frankfurt am Main, 23. Dezember 2003

Fra



Börsen-Zeitung Nr. 248
24.12.2003

## Meldepflichtige Wertpapiergeschäfte

| Datum | Unternehmen | Name | Funktion | ISIN |
|---|---|---|---|---|
| Der Bundesanstalt für Finanzdienstleistungsaufsicht lagen am 7.1.2004 keine meldepflichtigen Wertpapiergeschäfte vor. | | | | |

Quelle: Bundesanstalt für Finanzdienstleistungsaufsicht (BAFin); Stand: 15 Uhr

## HSBC Trinkaus Investment Managers SA

Bekanntmachung gemäß § 17 Absatz 1 AuslInvestmG
für das Rechnungsjahr 2003

Für in Deutschland steuerpflichtige Anteilinhaber sind folgende ausschüttungsgleiche Erträge pro Anteil, die mit dem 31. Dezember 2003 als zugeflossen gelten, für die nachfolgend aufgeführten Investmentfonds zu versteuern:

| | | | |
|---|---|---|---|
| Aktien-Global-Fonds | 972 829 | LU0047984900 | -0,3349 EUR |
| DM-Aktien-Fonds | 972 160 | LU0041372300 | 0,7395 EUR |
| Emerging Fund | 973 990 | LU0055678741 | -0,1469 EUR |

Luxemburg, im Januar 2004 — Die Verwaltungsgesellschaft

## Bekanntmachung

**Zulassungsbeschluss**

Zum Geregelten Markt wurden mit gleichzeitiger Zulassung zum Teilbereich des Geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) ohne Einreichung eines Unternehmensberichtes gemäß § 51 Abs. 4 BörsG i.V.m. § 69 Abs. 1 BörsO und § 75 BörsO sowie § 45 Nr. 2 b) BörsZulV

**bis zu Stück 1.228.000**

(Euro 1.228.000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von je Euro 1,00 –
mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung des Bezugsrechtes entstehen, aus dem
bedingten Kapital 2003 I, eingetragen im Handelsregister am 20. August 2003,
zur Bedienung von im Rahmen des Aktienoptionsprogramms 2003
ausgegebenen Optionsrechten

sowie

**bis zu Stück 3.740.000**

(Euro 3.740.000,00)
neue, auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
– mit einem rechnerischen Anteil am Grundkapital von je Euro 1,00 –
mit Gewinnanteilberechtigung ab Beginn des Geschäftsjahres,
in dem sie durch Ausübung von Wandlungsrechten entstehen, aus dem
bedingten Kapital 2003 II, eingetragen im Handelsregister am 20. August 2003,
zur Sicherung des Wandlungsrechts der Inhaber aus der
3% Wandelschuldverschreibung von 2003/2007

– dauerhaft globalverbrieft –

– ISIN DE0006053952 –

der

**Kontron AG, Eching,**

zugelassen.

Frankfurt am Main, 7. Januar 2004

Frankfurter Wertpapierbörse
Zulassungsstelle

## Capital Invest

**die Kapitalanlagegesellschaft der
Bank Austria Creditanstalt Gruppe GmbH**

**Bekanntmachung**

Die gemäß § 6 InvFG erstellten Prospekte über das Angebot von Anteilen an den Fonds

**Capital Invest TradeRent**, Miteigentumsfonds in festverzinslichen Wertpapieren
**Capital Invest TrendInvest**, Miteigentumsfonds in Wertpapieren

wurde wie folgt geändert:

Sa

NACHTRAG V
ANGEBOTSBE
Aktien-Optionsschein

DEPFA BANK plc
Douglas Holding AG

Der gemäß § 10 Wertpapier-Ve
vom 7. Januar 2004 wird zusam
vom 7. Januar 2003 bei Sal. C
Products/Marketing & Documen
zur kostenlosen Ausgabe bereitge

Frankfurt am Main, Januar 2004 — Sal. Op Komm

**Bek**

**Deuts**

Fra

**Bereithaltung des Na**
**vom**
**zum unvollständigen Verk**

**Optionsscheine mit Kn**
**europäisc**
**– ISIN**

Der oben genannte gemäß
gesetzes erstellte Nachtrag/Ve
unvollständigen Verkaufspros
sammen mit dem unvollständ
Bank AG, Große Gallusstra
Fax-Nr. (069) 910-46856, zur

Frankfurt am Main, den 7. Jan

**Deutsche Bank**
Aktiengesellschaft

**Beka**

**Deutsc**

**Fran**

**Be**
**des Nachtrags vom 7. J**
**Verkaufsprospek**

DoubleChance-Zertifi



RECEIVED
2004 OCT 19 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


**English Translation of Additional Information Made Public Under German Law**

# Kontron AG
# Eching

## Announcement

regarding the reporting-exempt admission to trading in the regulated market (Geregelter Markt) on the Frankfurt Stock Exchange pursuant to section 51 para. 4 German Stock Exchange Law (*BörsG*) and Section 69 para. 1 German Stock Exchange Rules and Regulations (*BörsO*) in conjunction with Section 45 no. 2 b Admission to Listing (BörsZulV) and Section 75 German Stock Exchange Rules and Regulations, with the parallel admission to the sub-segment of the regulated market with requirements subsequent to admission (Prime Standard)

**of up to EUR 1,228,000**
**divided into 1,228,000 new bearer shares,**
**with a proportionate amount in the share capital of EUR 1 per share,**
**issued with profit sharing rights as from the start**
**of the financial year in which they are purchased**
**through the exercising of subscription rights,**
**from the authorized but unissued capital 2003 I,**
**entered into the Register of Companies on 20 August 2003, for the purpose of**
**servicing the option rights**
**issued as part of the share option program 2003**

**and**

**of up to EUR 3,740,000,**
**divided into 3,740,000 new bearer shares,**
**with a proportionate amount in the share capital of EUR 1 per share,**
**issued with profit sharing rights as from the start**
**of the financial year in which they are purchased**
**through the exercising of conversion rights,**
**from the authorized but unissued capital 2003 II,**
**entered into the Register of Companies on 20 August 2003,**
**for the purpose of securing the bearer conversion rights arising from the**
**3 % convertible bond of 2003 / 2007**

**of**
**Kontron AG**
**Eching,**

**- Security Code No. 605 395 -**
**- ISIN Code DE 000 605 395 2 -**

The General Shareholders' Meeting of Kontron AG held on 24 June 2003 authorized the Management Board, with the approval of the Supervisory Board, to raise the share capital of the company by up to EUR 3,000,000 through the conditional issuing of a total of 3,000,000 new bearer shares.

The conditional capital increase will only be carried out to the extent to which the bearers of option rights issued as part of the share option program 2003 exercise their option rights. The authorized but unissued capital 2003 I approved by the aforementioned General Shareholders' Meeting was entered into the Register of Companies at the District Court of Munich on 20 August 2003.

Option rights to shares of Kontron AG ("share options") can be issued to those entitled to subscribe in the period between entry into the Register of Companies of the authorized but unissued capital approved by the General Shareholders' Meeting of 24 June 2003 and 31 December 2007.

The share options may only be exercised once the waiting period is over. The waiting period starts with the day of issue and ends in the case of 50% of the share options issued to those eligible with the start of the first exercise period upon expiry of two years and one week after the date of issue and, in the case of the remaining 50% of share options issued to those eligible, with the start of the first exercise period upon expiry of four years after the date of issue.

On 8 September 2003, with the agreement of the Supervisory Board of the same day, the Management Board of Kontron AG used this authorization to resolve the issuing of 185,000 option rights to the shares of Kontron AG ("share options") to members of the executive bodies of Group companies and 833,000 share options to employees of Kontron AG and Group companies. Moreover, by virtue of the authorization given by the General Shareholders' Meeting of 24 June 2003, the Supervisory Board resolved the issue of 210,000 share options to members of the Management Board of Kontron AG.

Furthermore, the General Shareholders' Meeting of Kontron AG held on 24 June 2003 authorized the Management Board, pending approval by the Supervisory Board, to issue convertible bonds in a nominal amount of up to EUR 60,000,000 with a maximum term of 20 years and to grant the bearers or bond holders conversion rights to up to 60,000,000 new shares of the company with a proportionate amount in the share capital of EUR 1 per share subject to the terms of the conversion. The "authorized but unissued capital 2003 II" approved by the aforementioned General Shareholders' Meeting was entered into the Register of Companies at the District Court of Munich on 20 August 2003.

On 26 November 2003, with the agreement of the Supervisory Board of the same day, the Management Board used this authorization to issue convertible bonds in a total nominal amount of up to EUR 29,104,000, divided into up to 29,104 bonds in a nominal amount of EUR 1,000 each with a term of 4 years. The pre-emptive right of shareholders to the convertible bonds is excluded.

The convertible bonds were placed by the Bayerische Hypo- und Vereinsbank AG in the context of a private placement with institutional investors at an issue price of 100 %. No provision was made for the admission and introduction of the convertible bonds to official trading.

The conversion price per share (hereinafter called "share") is EUR 8.56 pending adjustments required by the terms of the bond indenture. The number of the new shares of Kontron AG which may result from the aforementioned conversion of a convertible bond of a nominal EUR 1,000 is 116.8224, pending adjustments required by the terms of the bond indenture.

Upon exercising of the conversion right, whole shares only will be delivered in conformity with the currently valid Articles of Incorporation of Kontron AG. There is no claim to the delivery of fractions of shares; fractions of shares will be compensated in cash, with the respective fraction of the simple computed average of XETRA prices on each of the 10 consecutive trading days directly prior to the exercise date (rounded up to the next cent) being paid.

The conversion right may be exercised as from 5 January 2004 up until and including 15 November 2007. The exceptions are, however, some of the periods fixed in Section 8 para. (a) of the bond indenture.

The authorized but unissued capital 2003 I of up to EUR 1,228,000 for the purpose of servicing the share options, divided into up to 1,228,000 new shares, and the unauthorized but unissued capital 2003 II for the securing of the conversion right in the total amount of up to EUR 3,740,000, divided into up to 3,740,000 new shares were admitted to the regulated market on 7 January 2004, with parallel admission to the sub-segment of the regulated market with requirements subsequent to admission (Prime Standard) on the Frankfurt Stock Exchange.

Shares bought in the context of the share option program 2003 are entitled to a profit share as from the start of the financial year in which they are purchased through the exercising of subscription rights. Shares bought in the context of conversion are entitled to a profit share as from the start of the financial year of Kontron AG in which the shares were issued.

Income from the shares of Kontron AG is subject to capital gains tax as well as a solidarity surcharge within the scope of withholding tax.

As the claim of the shareholders to the securitization of their shares has been excluded in the Articles of Incorporation, the authorized but unissued capital 2003 I of up to EUR 1,228,000, divided into up to 1,228,000 shares, and the authorized but unissued capital 2003 II of up to EUR 3,740,000, divided into up to 3,740,000 shares will be securitized respectively by way of a global certificate and deposited with Clearstream Banking AG, Frankfurt am Main.

The appointed paying agent and the depositary for the shares of Kontron AG is the Bayerische Hypo- und Vereinsbank AG.

The share capital of the company amounts to EUR 45,654,112 and is divided into 45,654,112 non-par shares. Each share of Kontron AG confers a voting right.

Furthermore, apart from the now admitted shares from the authorized but unissued capital 2003 I of EUR 1,772,000 and the authorized but unissued capital 2003 II of EUR 2,260,000, there is an "approved capital 2002 II" of EUR 505,200, an "approved capital 2002 I" of EUR 357,150, an "approved capital 2002 III" of up to EUR 19,500,000, an "authorized but unissued capital 2002 I" of up to EUR 875,500, as well as an "authorized but unissued capital 2002 II" of up to EUR 115,000.

Munich and Eching, January 2004

Kontron AG

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

Elektronischer Bundesanzeiger Electronic Federal Gazette

**Kontron AG**

**Eching**

**Public notice in accordance with § 221 Paragraph 2 of AktG (Companies Act)**

As a result of an authorizing resolution passed by the shareholders' meeting on June 24, 2003, the company issued a convertible bond. The convertible bond has a total nominal value of EUR 29,104,000.00 and is divided into 29,104 partial debentures with a nominal value each of EUR 1,000.00 which give their owners conversion rights to 3,400,000 new bearer shares in the company in accordance with the detailed bond conditions. The resolution passed by the shareholders' meeting and the declaration regarding the issue of the convertible bond have been deposed with the Companies Register of the Munich District Court.

Eching, December 2003

The Board of Directors

Börsen Zeitung No. 248 – 24.12.2003

Announcement

Application for admission

Kontron AG and Bayerische Hypo und Vereinsbank Aktiengesellschaft have applied to have

1,228,000
(EUR 1,228,000)
new bearer shares in the form of no-par individual share certificates
- with a notional share of capital stock of EUR 1.00 each –
with profit sharing rights as from the start of the financial year in which they are purchased through the exercising of subscription rights, from the authorized but unissued capital 2003 I, entered into the Register of Companies on 20 August 2003, for the purpose of servicing the option rights issued as part of the share option program 2003

and

up to 3,740,000
(EUR 3,740,000.00)
new bearer shares in the form of no-par individual share certificates
- with a notional share of capital stock of EUR 1.00 each –
with profit sharing rights as from the start of the financial year in which they are purchased through the exercising of conversion rights, from the authorized but unissued capital 2003 II, entered into the Register of Companies on 20 August 2003, for the purpose of securing the bearer conversion rights arising from the 3% convertible bond of 2003/2007

- ISIN DE0006053952 –

in

Kontron AG, Eching

admitted to the regulated market (Geregelter Markt) with the parallel admission to the subsegment of the regulated market with requirements subsequent to admission (Prime Standard) without submission of a corporate report in accordance with section 51 para. 4 German Stock Exchange Law (*BörsG*) in conjunction with section 69 para. 1 German Stock Exchange Rules and Regulations (*BörsO*) and section 75 German Stock Exchange Rules and Regulations (*BörsO*) and section 45 No. 2b) German Stock Exchange Admission Regulations.

Frankfurt am Main, December 23, 2003

Frankfurt Securities Exchange
Admissions Office

RECEIVED
2004 OCT 19 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Appendix 5: Quarterly Report

# Quarterly Report II/2004
# Quartalsbericht II/2004

## ➤ To the point

**Record figures spark optimism**

Kontron AG closed the first half of 2004 posting record figures: Adjusted for currency translation, sales for the period grew by 28 percent over the previous year, while EBIT trebled to more than EUR 10 million. This shows that our strategic orientation and our performance culture are definitely taking us in the right direction. According to all of the indicators, this growth can be maintained over the next few months and will be of a lasting nature. We can therefore look to the future with optimism and increase our forecast for 2004 with a clear conscience. The Board of Directors is now sizing up a 20 percent sales increase, adjusted for currency translation, and a doubling of EBIT to around EUR 20 million. Originally, the targets envisaged was growth of 16 percent and EBIT of EUR 17 million. We are confident that our rigorous, goal-oriented corporate strategy will also have a positive impact on our future stock price. Three crucial impulses are ensuring dynamic developments. Sales in North America have already increased significantly in the first half of the year. At the same time, the development orders are showing a highly positive trend.

By 2007, all of the large telecommunications companies will adapt their internally developed backbone systems to the new telecommunications standard Advanced Telecom Computing Architecture (ATCA). Kontron has made major contributions to the development of this standard. In view of these impulses we are optimistic that we will continue to generate sustained growth well beyond 2004.



## ➤ Auf ein Wort

**Rekordzahlen sorgen für Optimismus**

Mit Rekordzahlen hat die Kontron AG das erste Halbjahr 2004 abgeschlossen: Das währungsbereinigte Umsatzwachstum betrug gegenüber dem Vorjahreszeitraum 28 Prozent, das EBIT verdreifachte sich auf über 10 Mio. Euro. Damit zeigt sich, dass unsere strategische Ausrichtung und unsere Leistungskultur eindeutig in die richtige Richtung weisen. Alle Indikatoren deuten darauf hin, dass das Wachstum auch in den kommenden Monaten beibehalten werden kann und nachhaltig ist. Wir können deshalb optimistisch in die Zukunft blicken und guten Gewissens unsere Prognose für das Gesamtjahr 2004 erhöhen. Der Vorstand plant nun währungsbereinigt ein Umsatzplus um 20 Prozent, das EBIT soll sich auf rund 20 Mio. Euro verdoppeln. Ursprünglich war ein Wachstum von 16 Prozent und 17 Mio. Euro EBIT angedacht. Wir sind zuversichtlich, dass sich unsere konsequente, zielorientierte Unternehmensstrategie zukünftig auch im Aktienkurs bemerkbar machen wird. Gleich drei entscheidende Impulse sorgen für Dynamik: In Nordamerika konnte der Umsatz bereits im ersten Halbjahr signifikant gesteigert werden. Gleichzeitig entwickelten sich die Entwicklungsaufträge sehr positiv.

Mit dem neuen Telekommunikations-Standard Advanced Telecom Computing Architecture (ATCA) werden alle großen Telekommunikationsunternehmen bis 2007 ihre intern entwickelten Backbone-Systeme an diesen Standard, den Kontron maßgeblich mitentwickelt, anpassen. Auf Basis dieser Impulse sind wir optimistisch, auch über das Jahr 2004 hinaus nachhaltig zu wachsen.

**Hannes Niederhauser**
CEO/Chairman of the Board
Vorstandsvorsitzender

| | 1HJ/2004 in Mio € | 1HJ/2003 in Mio € |
|---|---|---|
| Revenue<br>Umsatzerlöse | 130,7 | 109,2 |
| Gross margin<br>Bruttoergebnis vom Umsatz | 50,2 | 42,4 |
| Operational cost<br>Operative Kosten | 40,0 | 37,9 |
| EBIT | 10,6 | 3,6* |
| Net income<br>Periodenüberschuss | 6,7 | 2,4* |
| Cash flow from operat. activities<br>Operativer Cash Flow | 6,8 | 4,4 |

* vor Sonderabschreibungen Firmenwert Q2/2003
before exceptional write-off of goodwill Q2/2003

| | 6/2004 in Mio € | 12/2003 in Mio € |
|---|---|---|
| Cash & short term investments<br>Kassenbestand & kurzfristige Wertp. | 61,8 | 64,5 |
| - as of Bank loans<br>- davon Bankverbindlichkeiten | 46,3 | 46,0 |
| Inventory and trade receivables<br>Vorräte und Forderungen L.u.L. | 92,4 | 80,6 |
| Total assets<br>Bilanzsumme | 292,5 | 280,8 |
| Equity ratio<br>Eigenkapitalquote | 66,0% | 66,3% |
| Number of employees<br>Mitarbeiter | 1.731 | 1.687 |
| - as of which engineers in R & D<br>- davon Ingenieure in F & E | 618 | 588 |

**➤ Order backlog**
**➤ Auftragsbestand**

| 6/2004 | 3/2004 | 12/2003 in Mio € | 9/2003 | 6/2003 |
|---|---|---|---|---|
| 108 | 107 | 100 | 98 | 94 |


kontron
... always a Jump ahead!

## ➤ The situation

Kontron AG posted sales of EUR 67.6 million in the second quarter. This represented growth of 25.2 percent compared with the same period last year (EUR 54 million). Sales in the first half of 2004 increased by 20 percent over the same period last year (EUR 109.2 million) to EUR 130.7 million. This means that adjusted for currency translation, sales grew organically by 28 percent over the same period last year.

At EUR 108 million as of the mid-year point in 2004, orders on hand reached a record level for the third time in succession. They were EUR 14 million higher than in the same period last year. A highly positive trend was shown by development orders (design wins), which generally lead to concrete sales of at least EUR 1 million within a period of one year. A total of 136 design wins were notched up by the mid-year point (first half-year 2003: 35). The growth momentum emanating from North America was particularly strong. Here, sales in the second quarter of 2004 rose to EUR 32.1 million, 13 percent higher than in the first quarter. European sales also increased significantly to EUR 41.9 million in the second quarter.

With EBIT totaling EUR 6.1 million, the operating result increased for the seventh consecutive time in the second quarter of 2004. In the first half of the year, EBIT trebled compared with the previous year (EUR 3.5 million before special depreciations) and reached EUR 10.6 million. Net income in the first half of 2004 came to EUR 6.7 million, with the second quarter contributing EUR 3.9 million.

Liquidity and financial strength also improved significantly. Operating cash flow from current business operations amounted to a record level of EUR 10,1 million in the second quarter of 2004, compared with just EUR 2.7 million in the same period last year. Cash on hand and current securities totaled EUR 61.8 million in the first half of 2004, following EUR 56.6 million in the first quarter of 2004 and EUR 42.7 million in the same period last year. Amounts owed to banks decreased from EUR 47.4 million in the first quarter of 2004 to EUR 46.3 million in the second quarter. As a result, net liquidity in the second quarter of 2004 totaled EUR 15.5 million.

The number of employees increased to 1,731 as of June 30, 2004. At the mid-year point in 2003, the company's workforce stood at 1,550 employees.


➤ Continuously increasing EBIT for 7 quarters (mio €)
➤ Kontinuierlich wachsendes EBIT seit 7 Quartalen (Mio €)
6
4
2
0
0
1,4
2,1*
2,8
3,8
4,4
6,1
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
*) before exceptional write-off of goodwill
vor Sonderabschreibungen Firmenwert

## ➤ Zur Lage

Die Kontron AG erzielte im zweiten Quartal einen Umsatz von 67,6 Mio. Euro. Gegenüber dem Vorjahreszeitraum (54 Mio. Euro) betrug das Wachstum damit 25,2 Prozent. Im ersten Halbjahr 2004 kletterte der Umsatz im Vergleich zum Vorjahreszeitraum (109,2 Mio. Euro) um 20 Prozent auf 130,7 Mio. Euro. Das währungsbereinigte organische Umsatzwachstum lag damit im Vergleich zum Vorjahreszeitraum bei 28 Prozent.

Der Auftragsbestand erzielte mit 108 Mio. Euro zum Ende des ersten Halbjahres 2004 zum dritten Mal in Folge einen Rekordwert. Gegenüber dem Vorjahreszeitraum betrug das Plus damit 14 Mio. Euro. Sehr positiv haben sich die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel innerhalb Jahresfrist in konkreten Umsätzen von mindestens 1 Mio. Euro niederschlagen. Zum Ende des ersten Halbjahres lagen 136 (Erstes Halbjahr 2003: 35) Entwicklungsaufträge vor. Starke Wachstumsimpulse gingen insbesondere von Nordamerika aus. Hier stieg der Umsatz im zweiten Quartal 2004 im Vergleich zum ersten Quartal um 13 Prozent auf 32,1 Mio. Euro. Auch in Europa konnte der Umsatz im zweiten Quartal signifikant auf 41,9 Mio. Euro gesteigert werden.

Mit einem EBIT von 6,1 Mio. Euro wuchs das operative Ergebnis im zweiten Quartal 2004 zum siebten Mal in Folge. Im ersten Halbjahr 2004 verdreifachte sich das EBIT gegenüber dem Vorjahreszeitraum (3,6 Mio. Euro vor Sonderabschreibungen) auf 10,6 Mio. Euro.

Der Jahresüberschuss lag im ersten Halbjahr 2004 bei 6,7 Mio. Euro, wozu das zweite Quartal 3,9 Mio. Euro beisteuerte.

Auch Liquidität und Finanzkraft konnten deutlich verbessert werden. Der operative Cash-Flow aus der laufenden Geschäftstätigkeit lag im zweiten Quartal auf dem Rekordwert von 10,1 Mio. Euro. Zum Vergleich: Im Vorjahreszeitraum waren es noch 2,7 Mio. Euro. Der Kassenbestand und die kurzfristigen Wertpapiere summierten sich im ersten Halbjahr 2004 auf 61,8 Mio. Euro, nach 56,6 Mio. Euro im ersten Quartal 2004 und 42,7 Mio. Euro im Vorjahreszeitraum. Die Bankverbindlichkeiten gingen von 47,4 Mio. Euro im ersten Quartal 2004 auf 46,3 Mio. Euro im zweiten Quartal zurück. Damit lag die Nettoliquidität im zweiten Quartal 2004 bei 15,5 Mio. Euro.

Die Zahl der Mitarbeiter stieg zum 30. Juni auf 1.731. Am Ende des ersten Halbjahres 2003 waren es 1.550 Mitarbeiter.

## ➤ The Stock

Kontron's positive figures generated renewed interest in the company's stock among analysts and investors. Eleven renowned private and major banks are now covering the company. Four more were added this year alone. The ratings are excellent: no fewer than five analysts recommended buying the stock. Five rated the stock as an outperformer, in other words, stating that its price would well exceed the index. The number of shareholders has already moved up to 72,000. At present, however, the price trend is lagging somewhat behind the positive business developments and by June 30, 2004 (EUR 6.82) it had changed only slightly compared with January 1, 2004 (EUR 6.07) at an equity of EUR 4,23 per share.


Kontron AG - TecDAX - 02.01.2004 bis 05.08.2004
Kontron EUR
8.5
8.0
7.5
7.0
6.5
6.0
5.5
— TecDAX
— Kontron
02.01.2004
29.02.
30.04.
30.06.
05.08.

## ➤ Zur Aktie

Angesichts der guten Geschäftszahlen ist die Kontron-Aktie wieder in das Interesse der Analysten und Investoren gerückt. Das Unternehmen wird nun von elf namhaften Privat- und Großbanken gecovert. Allein in diesem Jahr kamen vier hinzu. Die Ratings sind hervorragend: Allein fünf Analysten geben Kaufempfehlungen. Fünf bewerten die Aktie als Outperformer, das heißt, die Kurssteigerung wird höher ausfallen als der durchschnittliche Anstieg in der Branche. Die Zahl der Aktionäre ist bereits auf 72.000 gestiegen. Die Kursentwicklung kann momentan allerdings mit der guten Geschäftsentwicklung nur bedingt mithalten und zeigt sich mit 6,82 Euro (30. Juni 2004) zu 6,07 Euro (1. Januar 2004) nur geringfügig verändert, bei einer Eigenkapitalquote von 4,23 Euro je Aktie.

## ➤ Growth engine ATCA

One engine of growth for the future is the new telecommunications standard Advanced Telecom Computing Architecture (ATCA). ATCA is faster, more fault-tolerant and easier to maintain than previous telecommunications backbone systems and is based on economical standard technology (COTS).
In the future, all of the major companies in the telecommunications industry are going to adapt their previously internally developed backbone systems to this new standard, as developed by Kontron. This puts Kontron in a leading position in the development of these more efficient and economical ATCA boards, otherwise known as blades.
The overall market for this technology, which will be in use from around 2006 onwards, is estimated by experts at between USD 4 and 20 billion. The part of the market with relevance for Kontron is forecast to more than USD 1.5 billion by 2007, with Kontron's share coming to between 10 and 15 percent.


➤ Forecast ATCA Market
$20B
$15B
$10B
$5B
Crystal Cube Consulting / Metz International Ltd study shows $20B by 2007
RHK study shows $3.7B by 2007
2003
2004
2005
2006
2007

## ➤ Wachstumsmotor ATCA

Ein Antriebsmotor in der Zukunft ist der neue Telekommunikations-Standard Advanced Telecom Computing Architecture (ATCA).
ATCA ist gegenüber bisherigen Telekom Backbone-Systemen schneller, fehlertoleranter, leichter zu warten und basiert auf kostengünstiger Standardtechnologie (COTS).
Alle großen Unternehmen der Telekommunikationsindustrie werden zukünftig ihre bisher intern entwickelten Backbone-Systeme an diesen neuen Standard, wie ihn Kontron entwickelt, anpassen. Damit ist Kontron bei der Entwicklung von diesen leistungsfähigeren und kostengünstigeren ATCA-Boards, so genannten Blades, ganz vorn.
Den Gesamtmarkt für diese Technologie, die ab ca. 2006 im Einsatz sein wird, beziffern Experten auf 4 bis 20 Mrd. US-Dollar. Der für Kontron dafür relevante Markt wird in 2007 auf über 1,5 Mrd. US-Dollar prognostiziert, wobei der Marktanteil von Kontron zwischen zehn und 15 Prozent liegen soll.

**➤ Major Design Wins in QII/2004**
**Major Design Wins im 2. Quartal 2004**

| Application/Applikation | Region/Region | Volume/Volumen |
|---|---|---|
| Gaming | USA | >8 Mio. € |
| Oil fields | France | 4,2 Mio. € |
| ATM | Japan | 4,2 Mio. € |
| Train | France | 3,8 Mio. € |
| Telecom | USA | 2,4 Mio. € |
| Warsaw Underground | Poland | 1,6 Mio. € |


➤ Total number of design wins
Anzahl der Design Wins
80
70
60
50
40
30
20
10
0
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
*Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.*

## ➤ Outlook

The positive business trend in the first half of the year, and especially the record figures in the second quarter, are clear indicators that we will not only achieve the sharp leap in growth that we forecast for the financial year, but also surpass it. Orders on hand, which again – for the third consecutive quarter – climbed to a new record level of EUR 108 million, and the very high number of design wins that we posted (136 development orders by the mid-year point compared with 35 in the same period last year) provide clear indications of this positive trend. For that reason, we are confidently assuming that we will increase our sales, organically and adjusted for currency translation, by 20 percent in 2004. Originally we had forecast an increase of 16 percent. Even more importantly, the positive figures and trends have led us to assume that compared with last year our profits will double to around EUR 20 million.
In fundamental terms, the many new development orders – and most topically the new ATCA technology – promise great growth potential not only for 2004, but also thereafter.

## ➤ Ausblick

Die gute Geschäftsentwicklung des ersten Halbjahres und insbesondere die Rekordzahlen des zweiten Quartals signalisieren deutlich, dass wir den für das Geschäftsjahr 2004 prognostizierten kräftigen Wachstumsschub nicht nur erreichen, sondern sogar übertreffen werden. Der wiederum auf ein neues Rekordniveau – und dies nun bereits im dritten Quartal in Folge – von 108 Mio. Euro gestiegene Auftragsbestand sowie das sehr hohe Niveau unserer Design Wins (136 Entwicklungsaufträge zum Ende des ersten Halbjahres gegenüber 35 im Vorjahreszeitraum) sind deutliche Indikatoren für diesen positiven Trend. Wir gehen deswegen fest davon aus, dass wir den Umsatz währungsbereinigt und organisch in 2004 um 20 Prozent steigern können. Ursprünglich hatten wir ein Plus von 16 Prozent prognostiziert. Und noch wichtiger: Die guten Zahlen und Entwicklungen veranlassen uns, von einer Verdoppelung des Gewinns auf ca. 20 Mio. Euro gegenüber dem Vorjahr auszugehen.
Grundlegend versprechen die vielen neuen Entwicklungsaufträge – und aktuell die neue ATCA Technologie – nicht nur für das Jahr 2004, sondern auch darüber hinaus hohe Wachstumspotenziale.

# ➤ Consolidated statement of income
# ➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

| | QII 2004 TEUR | QII 2003 TEUR | HJ I 2004 TEUR | HJ I 2003 TEUR |
|---|---|---|---|---|
| **Revenues**<br>**Umsatzerlöse** | 67.623 | 54.057 | 130.717 | 109.241 |
| Cost of goods sold<br>Herstellungskosten des Umsatzes | -41.832 | -32.986 | -80.474 | -66.865 |
| **Gross margin**<br>**Bruttoergebnis vom Umsatz** | 25.792 | 21.071 | 50.243 | 42.376 |
| Selling and marketing cost<br>Vertriebskosten | -8.209 | -7.490 | -16.254 | -14.360 |
| General and administrative cost<br>Allgemeine Verwaltungskosten | -5.021 | -5.128 | -10.354 | -11.019 |
| Research and development cost<br>Forschungs- und Entwicklungskosten | -6.914 | -6.094 | -13.437 | -12.493 |
| **Subtotal operating cost**<br>**Zwischensumme operative Kosten** | -20.143 | -18.712 | -40.045 | -37.872 |
| Other operating income and expense<br>Sonstige betriebliche Erträge und betriebliche Aufwendungen | 533 | 62 | 487 | -349 |
| Amortisation and reversal of goodwill/of intangible assets, related to acquisitions<br>Abschreibung und Auflösung von Firmenwerten/<br>von immateriellen Vermögenswerten aus Akquisitionen | -41 | -34.991 | -109 | -35.321 |
| **Operating income/loss before financial income, income taxes and minority interests**<br>**Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter** | 6.141 | -32.570 | 10.576 | -31.166 |
| Financial items<br>Finanzergebnis | -337 | -191 | -720 | -149 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | -1.750 | 33 | -3.045 | -541 |
| **Net income/loss before minority interest and extraordinary item**<br>**Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten** | 4.054 | -32.728 | 6.811 | -31.856 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn | -129 | 785 | -117 | 888 |
| **Net income/loss**<br>**Konzernüberschuss/-fehlbetrag** | 3.926 | -31.943 | 6.694 | -30.968 |
| Net Income/loss per share (basic) in €<br>Ergebnis je Aktie (unverwässert) in € | 0,09 | -0,70 | 0,15 | -0,68 |
| Net Income/loss per share (diluted) in €<br>Ergebnis je Aktie (verwässert) in € | 0,09 | -0,69 | 0,15 | -0,67 |
| Weighted average shares outstanding (basic) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend | 45.654 | 45.654 | 45.654 | 45.654 |
| Weighted average shares outstanding (diluted) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend | 45.681 | 46.471 | 45.681 | 46.471 |





# ➤ Consolidated balance sheet - Assets - Liabilities and Equity
# ➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

| ASSETS/AKTIVA | 30.06.2004 TEUR | 31.12.2003 TEUR |
|---|---|---|
| **Current Assets/Umlaufvermögen** | | |
| Cash or equivalent<br>Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 61.052 | 63.590 |
| Short-term investments<br>Wertpapiere des Umlaufvermögens | 723 | 896 |
| Accounts receivable, net<br>Forderungen aus Lieferungen und Leistungen | 37.937 | 32.937 |
| Inventories<br>Vorräte | 54.514 | 47.693 |
| Deferred income taxes, short-term<br>Latente Steuern | 3.142 | 3.614 |
| Other current receivables & assets<br>Sonstige Forderungen | 8.665 | 6.837 |
| **Total current assets<br>Umlaufvermögen** | 166.033 | 155.567 |
| Investments<br>Finanzanlagen | 628 | 869 |
| Property, plant and equipment, net<br>Sachanlagen | 21.556 | 22.125 |
| Intangible assets<br>Immaterielle Vermögensgegenstände | 4.236 | 3.674 |
| Goodwill, net<br>Firmen- oder Geschäftswert | 86.087 | 83.466 |
| Deferred income taxes, long-term<br>Latente Steuern | 13.977 | 15.119 |
| **Total assets/Aktiva** | 292.517 | 280.820 |

| LIABILITIES AND EQUITY/PASSIVA | 30.06.2004 TEUR | 31.12.2003 TEUR |
|---|---|---|
| **Current Liabilities/Kurzfristige Verbindlichkeiten** | | |
| Accounts payable, trade<br>Verbindlichkeiten aus Lieferungen und Leistungen | 27.459 | 18.758 |
| Short term borrowings, bank<br>Verbindlichkeiten gegenüber Kreditinstituten | 6.657 | 8.002 |
| Current portion of capital lease obligation<br>Finanzierungsleasing (kurzfristig) | 335 | 385 |
| Accruals<br>Rückstellungen | 13.079 | 12.644 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 611 | 520 |
| Deferred income taxes<br>Latente Steuern | 391 | 442 |
| Other current liablilities<br>Sonstige Verbindlichkeiten | 3.442 | 6.036 |
| **Total current liabilities<br>Kurzfristige Verbindlichkeiten total** | 51.974 | 46.787 |
| Long-term borrowings<br>Langfristige Verbindlichkeiten | 39.611 | 37.980 |
| Pensions<br>Pensionsrückstellungen | 250 | 259 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 215 | 196 |
| Capital lease long-term<br>Finanzierungsleasing (langfristig) | 313 | 443 |
| Deferred income taxes, long-term<br>Langfristige latente Steuern | 4.087 | 3.615 |
| Minority interest<br>Anteile in Fremdbesitz | 3.032 | 5.478 |
| **Equity/Eigenkapital** | | |
| Registered capital<br>Gezeichnetes Kapital | 45.654 | 45.654 |
| Treasury stock<br>Eigene Aktien | -1.971 | -1.326 |
| Additional paid-in capital<br>Kapitalrücklage | 177.392 | 177.392 |
| Retained earnings<br>Gewinnvortrag/Verlustvortrag | -5.487 | -12.181 |
| Other comprehensive income<br>Erfolgsneutrale Eigenkapitalveränderungen | -22.553 | -23.477 |
| Equity total<br>Eigenkapital total | 193.035 | 186.062 |
| **Total liabilities and equity/Passiva** | 292.517 | 280.820 |

# ➤ Consolidated Cash-Flow
# ➤ Konzern Cash-Flow (US-GAAP)

| | QII 2004 TEUR | QII 2003 TEUR | HJ I 2004 TEUR | HJ I 2003 TEUR |
|---|---|---|---|---|
| **Net income/loss**<br>**Konzernüberschuss/-fehlbetrag** | 3.926 | -31.943 | 6.694 | -30.968 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust | 129 | -785 | 117 | -888 |
| Loss from at equity consolidated companies<br>Eigenkapitalverluste von at equity konsolidierten Gesellschaften | 0 | 0 | 35 | 0 |
| Depreciation and amortization of fixed assets and goodwill<br>Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 1.392 | 36.804 | 2.762 | 38.966 |
| Gain/loss on disposal fo fixed assets<br>Gewinn/Verlust aus Abgang von Sachanlagevermögen | 46 | 208 | 862 | 256 |
| Deferred income taxes<br>Latente Steuern | 1.249 | -1.260 | 2.044 | -940 |
| Other non cash effective items<br>Sonstige nicht ausgabewirksame Gewinne und Verluste | -1.451 | -1.350 | -1.778 | -1.198 |
| Change in accounts receivable<br>Veränderungen der Forderungen aus Lieferungen und Leistungen | -364 | 3.649 | -4.218 | 6.241 |
| Change in inventories<br>Veränderungen der Vorräte | 123 | 1.010 | -6.359 | -3.264 |
| Change in other assets<br>Veränderungen der sonstigen Forderungen | 210 | 1.978 | -1.977 | 752 |
| Change in accounts payable and accrued charges<br>Veränderungen der Verbindlichkeiten und Rückstellungen | 4.811 | -5.637 | 8.637 | -4.540 |
| **Net cash used in/provided by operating activities**<br>**Cash Flow aus laufender Geschäftstätigkeit** | 10.071 | 2.674 | 6.819 | 4.417 |
| Purchases of property, equipment and intangible assets<br>Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen | -2.263 | 0 | -4.101 | 0 |
| Purchases of financial assets<br>Erwerb von Finanzanlagen | -98 | -988 | -98 | -1.762 |
| Proceeds from the sale or disposal of property and equipment and intangible assests<br>Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen | 150 | 11 | 152 | 49 |
| Proceeds from the disposal of financial assets<br>Erlöse aus dem Abgang von Finanzanlagen | -250 | 0 | -248 | 0 |
| Acquisitions/Sale of entities, net of cash<br>Erwerb/Verkauf von Beteiligungen | 1.853 | -747 | -4.512 | -5.006 |
| **Net cash used in/provided by investing activities**<br>**Mittelzufluss-/abfluss aus der Investitionstätigkeit** | -608 | -1.724 | -8.807 | -6.719 |
| Proceeds/repayments of short-term borrowings<br>Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten | -2.924 | 319 | -1.491 | -1.138 |
| Repayment of long-term debt<br>Tilgung von Finanzverbindlichkeiten | 1.756 | 719 | 1.211 | -804 |
| Proceeds from long-term debt<br>Aufnahme langfristiger Finanzverbindlichkeiten | 0 | 610 | 0 | 610 |
| Dividends paid<br>Dividenden | 0 | 0 | -19 | 0 |
| Purchase/Sale of treasury stock, net<br>Kauf/Verkauf eigener Aktien | -1.141 | 0 | -645 | 0 |
| **Net cash used in/provided by financing activities**<br>**Cash Flow aus der Finanzierungstätigkeit** | -2.309 | 1.648 | -944 | -1.332 |
| Effect of exchange rate changes on cash<br>Einfluss von Wechselkursänderungen auf den Finanzmittelbestand | 30 | -738 | 394 | -506 |
| **Net change in cash and equivalents**<br>**Zahlungswirksame Veränderungen des Finanzmittelbestandes** | 7.184 | 1.860 | -2.538 | -4.140 |
| Cash and equivalents at beginning of period<br>Finanzmittelbestand am Anfang der Periode | 53.868 | 40.154 | 63.590 | 46.154 |
| **Cash and equivalents at end of period**<br>**Finanzmittelbestand am Ende der Periode** | 61.052 | 42.014 | 61.052 | 42.014 |



# Notes

## 1. Principles

The consolidated financial statements have been drawn up in Euros according to the US-General Accepted Accounting Standards (US-GAAP). There are no changes in the accounting principles and methods compared to the financial statements of fiscal year 2003.

# Erläuternde Angaben

## 1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den US-General Accepted Accounting Standards (US-GAAP) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen- und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2003 aus.

## 2. Shareholders' Equity/Eigenkapitalentwicklung

| | Registered capital<br>Gezeichnetes Kapital<br>TEUR | Treasury stock<br>Eigene Aktien<br>TEUR | Additional paid-in capital<br>Kapitalrücklage<br>TEUR | Retained earnings<br>Bilanzgewinn/ -verlust<br>TEUR | Other comprehensive income<br>Ergebnisneutrale Eigenkapitalveränderungen<br>TEUR | Total<br>Insgesamt<br>TEUR |
|---|---|---|---|---|---|---|
| December 31, 2002 | 45.654 | 0 | 177.392 | 16.384 | -18.122 | 221.308 |
| Foreign currency exchange differences<br>Wechselkursveränderungen | | | | | 1.846 | 1.846 |
| Net income<br>Periodenüberschuss | | | | -30.968 | | -30.968 |
| June 30, 2003 | 45.654 | 0 | 177.392 | -14.584 | -16.276 | 192.186 |
| December 31, 2003 | 45.654 | -1.326 | 177.392 | -12.181 | -23.477 | 186.062 |
| Foreign currency exchange differences<br>Wechselkursveränderungen | | | | | 924 | 924 |
| Net income<br>Periodenüberschuss | | | | 6.694 | | 6.694 |
| Treasury stock<br>Eigene Aktien | | -645 | | | | -645 |
| June 30, 2004 | 45.654 | -1.971 | 177.392 | -5.487 | -22.553 | 193.035 |

## 3. Segmentinformation/Segmentberichterstattung

Different to last year the non-operating results of the Kontron AG holding are shown in column consolidation, not in column Europe.

In Abweichung zum Vorjahr werden die nicht operativen Ergebnisse der Kontron AG Holding in der Konsolidierungsspalte und nicht bei Europa dargestellt.

| HJ I 2004 | Europe<br>Europa<br>TEUR | North America<br>Nord Amerika<br>TEUR | Asia<br>Asien<br>TEUR | Consolidation<br>Konsolidierung<br>TEUR | Total<br>Summe<br>TEUR |
|---|---|---|---|---|---|
| Sales Revenues<br>Umsatzerlöse | 87.134 | 60.658 | 9.175 | -26.250 | 130.717 |
| third party revenues<br>Außenumsatz | 73.217 | 50.985 | 6.394 | 0 | 130.595 |
| intercompany revenues<br>Innenumsatz | 13.917 | 9.674 | 2.781 | -26.250 | 122 |
| EBIT | 5.380 | 5.378 | 303 | -485 | 10.576 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | -1.353 | -1.596 | -45 | -51 | -3.045 |
| Amortization and depreciation<br>Abschreibungen | 1.415 | 1.066 | 226 | 55 | 2.762 |
| Investment<br>Investitionen | 2.470 | 717 | 255 | 757 | 4.199 |
| Balance sheet total<br>Bilanzsumme | 119.258 | 53.450 | 15.672 | 104.138 | 292.517 |

## 4. Shareholders within Management / Aktionäre im Management

| Supervisory Board<br>Aufsichtsrat | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Helmut Krings | 23.999 | 0 |

| Directors<br>Vorstand | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Hannes Niederhauser | 3.092.392 | 0 |
| Ulrich Gehrmann | 195.000 | 110.000 |
| Thomas Sparrvik | 0 | 100.000 |

## 5. Consolidated entity and corporate acquisitions/sales

In March, the investment rate has been increased for a total purchase price of 2,7 mio. Euros as follows: Kontron Asia Inc., Taiwan from 74,87 % to 99,22 % and Taiwan Mycomp Co. Ltd., Taiwan from 54,8 % to 66,13 %. On April 1st, 2004 both companies have been merged with Kontron Embedded Modules Asia Ltd., Taiwan to Kontron Embedded Technologies, Taiwan. In June, the investment rate has been increased by way of a capital increase by 3,7 % to 83,7 % in total. On April 1, 2004 the 100 % subsidiary ROI Computer GmbH, Roding has been merged with Kontron Embedded Computers GmbH, Eching. On May 6, 2004 the consolidated entity has been changed. The 100 % subsidiary Memotec has been sold to Comtech, Arizona.

## 5. Konsolidierungskreis und Unternehmenskäufe/-verkäufe

Im März wurde die Beteiligungsquote für einen Gesamtkaufpreis von 2,7 Mio. Euro an der Kontron Asia Inc., Taiwan von 74,87 auf 99,22 % erhöht und an der Taiwan Mycomp Co. Ltd., Taiwan von 54,8 auf 66,13 %. Beide Gesellschaften wurden zum 01. April mit der Kontron Embedded Modules Asia Ltd., Taiwan zur Kontron Embedded Technologies, Taiwan verschmolzen. Im Juni wurde im Zuge einer Kapitalerhöhung diese Beteiligung um 3,7 % auf nunmehr 83,7 % erhöht. Am 01. April 2004 wurde die 100%ige Tochter ROI Computer GmbH, Roding mit der Kontron Embedded Computers GmbH, Eching verschmolzen.

Der Konsolidierungskreis hat sich zum 06. Mai 2004 verändert.

Die 100%ige Tochter Memotec wurde an die Comtech, Arizona verkauft.


Boards
Applications
Systems

## ➤ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at its locations in Bavaria (Germany), Montreal and San Diego (America) and Taipei (Asia). Embedded computers (EC) are „electronic brains" based on hardware and software, designed to equip many different systems and appliances with intelligence. Founded back in 1962, the company is now the world market leader, employing over 1,700 members of staff, more than a third of them in the reseach, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in summer 2002 created the largest supplier in the industry, for the first time covering the entire product and value creation chain in this sector. This positions Kontron as the absolute leader, playing a pioneering role in the Embedded Computer Technology (ECT) market. As the only manufacturer, the Group can offer all ECT products such as components and boards, as well as systems and solutions including standard and application software. As a global manufacturer, Kontron has a growing presence in the three main markets of North America, Europe and increasingly in the emerging markets of China, Russia, Eastern Europe and the Pacific area. Kontron's own sales branches in over 20 countries support the global sale of its products.

Embedded Computer Technology is one of the most important markets of the future. More and more machines and technical systems are being equipped with these "electronic brains". Embedded Computer Systems not only simplify everyday life in many different areas, but above all they can be used universally as industrial special solutions. ECs control navigation systems in cars, elevators, multimedia telephones, dialysis and X-ray machines and ATMs. Complex ECT systems network fleets of vehicles, control the data flow in mobile radio networks, provide security and speed on the internet or are used in the latest track vehicle technology to calculate angles of incline and speed increase. The systems are becoming increasingly complex, resulting in growing demand for ever more intelligent solutions in the respective end applications.

## ➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer über 1.700 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt der Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Die Embedded Computer Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Embedded Computer Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Die Systeme steuern Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Fahrzeug-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität aus – mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.


kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 8165-770
Fax +49 (0) 8165-77385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com

# Quarterly Report I/2004
# Quartalsbericht I/2004



## ➤ In a nutshell

**Right on course for growth**

Fiscal year 2004 started promisingly for Kontron AG. The first quarter saw strong growth rates in both sales and earnings, confirming the good figures recorded for the fourth quarter of 2003 as the beginning of a new upturn. According to our optimistic plan we are in line to increase our EBIT in 2004 by 70 per cent:

- ➤ Standing at EUR 63.1 million, Kontron AG's sales were more than 20 per cent up on the first quarter of 2003 (EUR 55.2 million) following currency adjustment;
- ➤ With an EBIT of EUR 4.4 million, the operating result increased for the sixth quarter in succession, more than tripling compared to the first quarter of 2003 (EUR 1.4 million);
- ➤ After orders on hand had already reached a record level end of 2003, this value rose again in 2004.

In the first few months of 2004, strong impetus for growth was once again emanating in particular from America, where continuous growth was recorded in sales and earnings for the sixth quarter running.

Overall we are currently experiencing a strong surge in growth, for which we rigorously laid the groundwork in the two previous rather lean years: efficient organisation, high liquidity, solid earning power and technology leadership in the sector. We have set our course by consistently gearing the Group towards increased value creation and an early focus on the prosperous geographical markets of the future. Kontron is well equipped for sustained profitable growth.



## ➤ Auf ein Wort

**Voll auf Wachstumskurs**

Das Geschäftsjahr 2004 hat für die Kontron AG verheißungsvoll begonnen: Sowohl beim Umsatz wie auch dem Ergebnis konnten im ersten Quartal kräftige Steigerungsraten erzielt werden. Damit haben sich die guten Zahlen des vierten Quartals 2003 als Auftakt eines erneuten Aufschwungs voll bestätigt. Wir sind voll auf Kurs, entsprechend unserer optimistischen Prognose, unser EBIT in 2004 um 70 Prozent zu steigern.

- ➤ Mit einem Umsatz von 63,1 Mio. Euro haben wir währungsbereinigt um über 20 Prozent gegenüber dem ersten Quartal 2003 (55,2 Mio. Euro) zugelegt;
- ➤ Mit einem EBIT von 4,4 Mio. Euro konnte das operative Ergebnis im sechsten Quartal in Folge gesteigert und gegenüber dem ersten Quartal 2003 (1,4 Mio. Euro) mehr als verdreifacht werden;
- ➤ Nachdem der Auftragsbestand Ende 2003 bereits Rekordniveau erreicht hatte, konnte der Wert in 2004 noch einmal gesteigert werden.

Starke Wachstumsimpulse gingen in den ersten Monaten des Jahres 2004 insbesondere wieder von Amerika aus, wo bei Umsatz und Ergebnis bereits im sechsten Quartal in Folge ein kontinuierliches Wachstum erreicht wurde.

Insgesamt erleben wir aktuell einen kräftigen Wachstumsschub, für den wir in den eher mageren beiden Vorjahren konsequent die Grundlagen geschaffen haben: Effiziente Organisation, hohe Liquidität, solide Ertragskraft sowie die Technologieführerschaft in der Branche. Mit der konsequenten Ausrichtung auf eine Erhöhung der Wertschöpfung und dem frühzeitigen Fokus auf prosperierende geografische Märkte der Zukunft haben wir die Weichen gestellt. Kontron ist gut gerüstet für ein nachhaltiges profitables Wachstum.

**Hannes Niederhauser**
CEO/Chairman of the Board
Vorstandsvorsitzender

| | Q1/2004 in Mio € | Q1/2003 in Mio € |
|---|---|---|
| Revenue<br>Umsatzerlöse | 63,1 | 55,2 |
| Gross margin<br>Bruttoergebnis vom Umsatz | 24,5 | 21,3 |
| Operational cost<br>Operative Kosten | 19,9 | 19,2 |
| EBIT | 4,4 | 1,4 |
| Net income<br>Periodenüberschuss | 2,8 | 1,0 |
| Cash flow from operat. activities<br>Operativer Cash Flow | -3,3 | 1,7 |

| | 3/2004 in Mio € | 12/2003 in Mio € |
|---|---|---|
| Cash & short term investments<br>Kassenbestand & kurzfristige Wertp. | 56,6 | 64,5 |
| - as of Bank loans<br>- davon Bankverbindlichkeiten | 47,4 | 46,0 |
| Inventory and trade receivables<br>Vorräte und Forderungen L.u.L. | 92,2 | 80,6 |
| Total assets<br>Bilanzsumme | 288,2 | 280,8 |
| Equity ratio<br>Eigenkapitalquote | 66,1% | 66,3% |
| Number of employees<br>Mitarbeiter | 1.737 | 1.687 |
| - as of which engineers in R & D<br>- davon Ingenieure in F & E | 617 | 588 |

**➤ Order backlog**
**➤ Auftragsbestand**

| 3/2004 | 12/2003 | 9/2003 | 6/2003 |
|---|---|---|---|
| | in Mio € | | |
| 107 | 100 | 98 | 94 |


kontron
... always a Jump ahead!

## ➤ Kontron's position

Kontron AG achieved strong growth rates in the first quarter of 2004 compared to the same period the previous year in both revenue and net earnings, thereby confirming the solid figures for the fourth quarter of 2003 as the start of a further surge in growth. At EUR 63.1 million (following USD adjustment), sales were up over 20 per cent on the same period the previous year (EUR 55.2 million). Excluding currency effects the revenues of the traditionally very strong fourth quarter could be achieved again. Orders on hand reached a new record level of EUR 107 million against EUR 100.5 million in the fourth quarter of 2003. Design wins, which are normally reflected in concrete sales within a year, also developed very positively, more than tripling to 68 compared to the same period the previous year (20). Strong growth impetus came in particular from the US and the emerging markets (Russia and China).

Kontron AG's operating result grew even more strongly than sales - for the fifth quarter in succession - and reached EUR 4.4 million, more than triple the figure for the same period the previous year (EUR 1.4 million). The surplus for the period was also almost three times as high as the same period the previous year (EUR 2.8 million against EUR 1.0 million). As an indicator of a further rise in value creation, the gross margin again rose one per cent against the fourth quarter, to 38.8 per cent. The workforce increased from 1,687 at 31.12.03 to 1,737 (against 1,468 in the first quarter of 2003).

## ➤ Zur Lage

Die Kontron AG hat im ersten Quartal 2004 sowohl bei den Erlösen wie auch dem Ergebnis kräftige Steigerungsraten gegenüber dem Vorjahreszeitraum erzielt und damit die guten Zahlen des vierten Quartals 2003 als Auftakt eines erneuten Wachstumsschubs untermauert. Der Umsatz lag bei 63,1 Mio. Euro und damit US-Dollar währungsbereinigt um über 20 Prozent gegenüber dem Vorjahreszeitraum (55,2 Mio. Euro). Der Umsatz des traditionell sehr starken vierten Quartals konnte währungsbedingt nochmals erzielt werden. Der Auftragsbestand stieg auf den neuen Rekordwert von 107 Mio. Euro gegenüber 100,5 Mio. Euro im vierten Quartal 2003. Sehr positiv haben sich auch die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel innerhalb Jahresfrist in konkreten Umsätzen niederschlagen. Hier konnte die Anzahl von 68 gegenüber dem Vorjahreszeitraum (20) mehr als verdreifacht werden. Starke Wachstumsimpulse gingen insbesondere von den USA und den Emerging Markets (Russland und China) aus.

Noch stärker als der Umsatz wuchs das operative Ergebnis der Kontron AG – im fünften Quartal in Folge – und erreichte 4,4 Mio. Euro; das entspricht mehr als einer Verdreifachung gegenüber dem Vorjahreszeitraum (1,4 Mio. Euro). Auch der Periodenüberschuss hat sich mit 2,8 Mio. Euro gegenüber dem Vorjahreszeitraum (1,0 Mio. Euro) nahezu verdreifacht. Als Indikator einer weiteren Erhöhung der Wertschöpfung stieg die Gross Margin nochmals um ein Prozent gegenüber dem vierten Quartal auf 38,8 Prozent. Die Zahl der Mitarbeiter stieg von 1.687 zum 31.12.03 auf 1.737 (gegenüber 1.468 im ersten Quartal 2003).


➤ Continuously increasing EBIT for 6 quarters (mio €)
➤ Kontinuierlich wachsendes EBIT seit 6 Quartalen (Mio €)
6
4
2
0
0
1,4
2,1*
2,8
3,8
4,4
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04

*) *before exceptional write-off of goodwill*
*vor Sonderabschreibungen Firmenwert*

## ➤ The Stock

Kontron AG's sound company policy and good business development impacted positively in the first quarter on the movement of the Kontron share, conditionally at least. Having already risen 85 per cent in 2003 to reach EUR 6.11 at 31.12.2003, the share started the year at EUR 6.18, rising to a high of EUR 8.62. Although Kontron is classified as an „outperformer" by many analysts, the price has dropped slightly since then, probably as a result of profit taking, and stood at EUR 7.16 at the end of the first quarter. Thanks to good business development Kontron anticipates an ongoing positive movement in prices.

## ➤ Zur Aktie

Die solide Unternehmenspolitik und gute Geschäftsentwicklung der Kontron AG hat sich im ersten Quartal – zumindest bedingt – positiv auf die Entwicklung der Kontron-Aktie ausgewirkt. War bereits 2003 ein 85-prozentiges Wachstum auf 6,11 Euro zum 31.12.2003 zu verzeichnen, so konnte die Aktie ausgehend von einem Kurs zu Jahresbeginn von 6,18 Euro auf ein Hoch von 8,62 Euro zulegen. Obwohl Kontron von vielen Analysten als „Outperformer" eingestuft wird, ist der Kurs seitdem leicht rückläufig – wohl in Folge von Gewinnmitnahmen – und betrug zum Ende des ersten Quartals 7,16 Euro. Aufgrund der guten Geschäftsentwicklung geht Kontron auch weiterhin von einer positiven Kursentwicklung aus.


➤ Indexwert TecDAX
➤ Kursverlauf Aktie Kontron AG
in EUR
8
7
6
02.01.2003
30.01.2003
27.02.2004
31.03.2004

## ➤ America - the engine of growth

Kontron AG is extremely satisfied with business developments on the American market, which have recorded sustained growth for the past year and a half, both in revenue and net earnings. Sales rose from USD 25.6 million in the first quarter of 2003 to USD 35,5 million in the first quarter of 2004, equivalent to growth of 38 percent. In the first quarter of 2004 orders on hand stood at EUR 41.5 million, 41 per cent up on the same period the previous year (USD 29.5 million). The Kontron Group's biggest customer, Williams Gaming, is as well based in the United States. Earning power also grew steadily in line with sales growth. With an EBIT margin of 8.3 per cent, America's profitability is higher than the Kontron average. Apart from America, the emerging markets are also recording high growth rates. Sales in these markets rose 70 per cent from USD 5.9 million in the first quarter of 2003 to USD 10.1 million in the first quarter of 2004. Europe too showed the first signs of an upturn in business, with sales increasing from EUR 37.2 million in the first quarter of 2003 to EUR 39.1 million in the first quarter of 2004.


➤ Revenue trend America (mio. USD, incl. intercompany)
➤ Umsätze Amerika (Mio. USD, inkl. Intercompany)
40
30
20
10
0
25,6
28,1
28,7
32,2
35,5
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04

## ➤ Wachstumsmotor Amerika

Besonders erfreulich hat sich für die Kontron AG der amerikanische Markt entwickelt, wo bereits seit eineinhalb Jahren ein nachhaltiges Wachstum – sowohl bei den Erlösen wie auch dem Ergebnis – erzielt wird. So stieg der Umsatz von 25,6 Mio. US-Dollar im ersten Quartal 2003 auf 35,5 Mio. US-Dollar im ersten Quartal 2004. Das entspricht einem Wachstum von 38 Prozent. Der Auftragsbestand lag mit 41,5 Mio. Euro im ersten Quartal 2004 sogar um 41 Prozent über dem Vorjahreszeitraum (29,5 Mio. US-Dollar). Mit Williams Gaming kommt auch der größte Kunde der Kontron Gruppe aus den USA. Parallel zum Umsatzwachstum konnte auch die Ertragskraft nachhaltig gesteigert werden. Mit einer EBIT-Marge von 8,3 Prozent liegt Amerika in der Profitabilität über dem Kontron-Durchschnitt. Hohe Zuwachsraten verzeichnen neben Amerika die Emerging Markets. Hier konnte der Umsatz von 5,9 Mio. USD im ersten Quartal 2003 auf 10,1 Mio. USD im ersten Quartal 2004 um 70 Prozent gesteigert werden. Auch in Europa zeigen sich erste Anzeichen einer Geschäftsbelebung: Hier stieg der Umsatz von 37,2 Mio. Euro im ersten Quartal 2003 auf 39,1 Mio. Euro im ersten Quartal 2004.

**➤ Major Design Wins in QI/2004**
**Major Design Wins im 1. Quartal 2004**

| Application/Applikation | Region/Region | Volume/Volumen |
|---|---|---|
| Automation | Germany | >10 Mio. € |
| Telecom | USA | 4,8 Mio. € |
| Access Control | Austria | 4,2 Mio. € |
| POI System | Germany | 3,8 Mio. € |
| 3G / Telecom | USA | 2,1 Mio. € |
| Test & Measurement | USA | 1,6 Mio. € |


➤ Total number of design wins
Anzahl der Design Wins
80
70
60
50
40
30
20
10
0
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
*Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.*

## ➤ Outlook

Based on the good figures for the first months of the new fiscal year, which underline the positive trend started in the fourth quarter of 2003, the Kontron Group is looking forward to a further strong surge in growth in 2004. Although orders on hand had already reached a record level at the end of 2003, this value increased significantly again in the first quarter of 2004 by over 10 per cent to EUR 107 million (following currency adjustments). As a result we are well on the way to achieving our goal of 16 per cent growth. The number of design wins also rose sharply to 68 - against 20 new design wins a year ago. While the increase in design wins in 2003 was driven mainly by the US, since December 2003 new design wins have also increasingly started emanating from Europe again. Based on further sustained growth, Kontron is standing firmly by its forecast: a 16 per cent increase in sales and a disproportionate 70 per cent increase in profit (EBIT).

## ➤ Ausblick

Aufgrund der guten Zahlen in den ersten Monaten des neuen Geschäftsjahres, die die positive Entwicklung des vierten Quartals 2003 unterstreichen, geht die Kontron-Gruppe von einem erneuten, kräftigen Wachstumsschub in 2004 aus. Obwohl der Auftragsbestand Ende 2003 bereits auf Rekordniveau lag, konnte dieser Wert im ersten Quartal nochmals deutlich um über 10 Prozent auf 107 Mio. Euro (währungsbereinigt) gesteigert werden. Damit sind wir auf dem besten Weg, unser Ziel von 16 Prozent Wachstum zu erreichen. Auch die Anzahl neu gewonnener Kundenprojekte (Design Wins) stieg im ersten Quartal kräftig auf 68 an – zum Vergleich: vor Jahresfrist wurden 20 neue Kundenprojekte gestartet. Während der Anstieg der Design Wins in 2003 stark aus den USA getrieben wurde, erhalten wir seit Dezember 2003 auch wieder verstärkt neue Entwicklungsprojekte aus Europa. Auf Basis des weiter nachhaltigen Wachstums steht Kontron fest zu seiner Prognose: eine Umsatzsteigerung von 16 Prozent und eine überproportionale Steigerung des Gewinns (EBIT) um 70 Prozent.

# ➤ Consolidated statement of income
# ➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

| | QI 2004 TEUR | QI 2003 TEUR |
|---|---|---|
| **Revenues**<br>**Umsatzerlöse** | 63.094 | 55.185 |
| Cost of goods sold<br>Herstellungskosten des Umsatzes | -38.643 | -33.879 |
| **Gross margin**<br>**Bruttoergebnis vom Umsatz** | 24.451 | 21.306 |
| Selling and marketing cost<br>Vertriebskosten | -8.046 | -6.870 |
| General and administrative cost<br>Allgemeine Verwaltungskosten | -5.334 | -5.892 |
| Research and development cost<br>Forschungs- und Entwicklungskosten | -6.524 | -6.400 |
| **Total operating cost**<br>**Summe operative Kosten** | -19.904 | -19.162 |
| Other operating income and expense<br>Sonstige betriebliche Erträge und betriebliche Aufwendungen | -46 | -411 |
| Amortisation and reversal of goodwill<br>Abschreibung und Auflösung von Firmenwerten | -68 | -330 |
| **Operating income/loss before financial income, income taxes and minority interests**<br>**Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter** | 4.433 | 1.403 |
| Financial items<br>Finanzergebnis | -381 | 42 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | -1.295 | -575 |
| **Net income/loss before minority interest**<br>**Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter** | 2.757 | 870 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn | 11 | 113 |
| **Net income/loss**<br>**Konzernüberschuss/-fehlbetrag** | 2.768 | 983 |
| ***Net Income/loss per share (basic) in €***<br>Ergebnis je Aktie (unverwässert) in € | 0,06 | 0,02 |
| Net Income/loss per share (diluted) in €<br>Ergebnis je Aktie (verwässert) in € | 0,06 | 0,02 |
| Weighted average shares outstanding (basic) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend | 45.654 | 45.654 |
| Weighted average shares outstanding (diluted) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend | 45.784 | 46.471 |

# ➤ Consolidated balance sheet - Assets - Liabilities and Equity
# ➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

| ASSETS/AKTIVA | 31.03.2004 TEUR | 31.12.2003 TEUR |
|---|---|---|
| **Current Assets/Umlaufvermögen** | | |
| Cash or equivalent<br>Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 53.868 | 63.590 |
| Short-term investments<br>Wertpapiere des Umlaufvermögens | 2.694 | 896 |
| Accounts receivable, net<br>Forderungen aus Lieferungen und Leistungen | 37.357 | 32.937 |
| Inventories<br>Vorräte | 54.893 | 47.693 |
| Deferred income taxes, short-term<br>Latente Steuern | 3.619 | 3.614 |
| Other current receivables & assets<br>Übrige Forderungen | 8.043 | 6.837 |
| **Total current assets<br>Umlaufvermögen** | 160.474 | 155.567 |
| Investments<br>Finanzanlagen | 497 | 869 |
| Property, plant and equipment, net<br>Sachanlagen | 23.050 | 22.125 |
| Intangible assets<br>Immaterielle Vermögensgegenstände | 3.590 | 3.674 |
| Goodwill, net<br>Firmen- oder Geschäftswert | 86.162 | 83.466 |
| Deferred income taxes, long-term<br>Latente Steuern | 14.470 | 15.119 |
| **Total assets/Aktiva** | 288.243 | 280.820 |

| LIABILITIES AND EQUITY/PASSIVA | 31.03.2004 TEUR | 31.12.2002 TEUR |
|---|---|---|
| **Current Liabilities/Kurzfristige Verbindlichkeiten** | | |
| Accounts payable, trade<br>Verbindlichkeiten aus Lieferungen und Leistungen | 24.078 | 18.758 |
| Short term borrowings, bank<br>Verbindlichkeiten gegenüber Kreditinstituten | 9.570 | 8.002 |
| Current portion of capital lease obligation<br>Finanzierungsleasing | 328 | 385 |
| Accruals<br>Rückstellungen | 12.500 | 12.644 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 472 | 520 |
| Deferred income taxes<br>Latente Steuern | 435 | 442 |
| Other current liablilities<br>Sonstige Verbindlichkeiten | 3.132 | 6.036 |
| **Total current liabilities<br>Kurzfristige Verbindlichkeiten total** | 50.515 | 46.787 |
| Long-term borrowings<br>Langfristige Verbindlichkeiten | 37.827 | 37.980 |
| Pensions<br>Pensionsrückstellungen | 237 | 259 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 255 | 196 |
| Capital lease long-term<br>Finanzierungsleasing | 409 | 443 |
| Deferred income taxes, long-term<br>Langfristige latente Steuern | 3.646 | 3.615 |
| Minority interest<br>Anteile in Fremdbesitz | 4.817 | 5.478 |
| **Equity/Eigenkapital** | | |
| Registered capital<br>Gezeichnetes Kapital | 45.654 | 45.654 |
| Treasury stock<br>Eigene Aktien | -831 | -1.326 |
| Additional paid-in capital<br>Kapitalrücklage | 177.392 | 177.392 |
| Retained earnings<br>Gewinnvortrag/Verlustvortrag | -9.413 | -12.181 |
| Other comprehensive income<br>Erfolgsneutrale Eigenkapitalveränderungen | -22.265 | -23.477 |
| Equity total<br>Eigenkapital total | 190.537 | 186.062 |
| **Total liabilities and equity/Passiva** | 288.243 | 280.820 |

# ➤ Consolidated Cash-Flow
# ➤ Konzern Cash-Flow (US-GAAP)

| | QI 2004 TEUR | QI 2003 TEUR |
|---|---|---|
| **Net income/loss**<br>**Konzernüberschuss/-fehlbetrag** | 2.768 | 983 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust | -11 | -113 |
| Loss from at equity consolidated companies<br>Eigenkapitalverluste von at equity konsolidierten Gesellschaften | 35 | 0 |
| Depreciation and amortization of fixed assets and goodwill<br>Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 1.369 | 2.162 |
| Gain/loss on disposal fo fixed assets<br>Gewinn/Verlust aus Abgang von Sachanlagevermögen | 817 | 48 |
| Deferred income taxes<br>Latente Steuern | 795 | 320 |
| Other non cash effective items<br>Sonstige nicht ausgabewirksame Gewinne und Verluste | -328 | 153 |
| Change in accounts receivable<br>Veränderungen der Forderungen aus Lieferungen und Leistungen | -3.853 | 2.592 |
| Change in inventories<br>Veränderungen der Vorräte | -6.482 | -4.274 |
| Change in other assets<br>Veränderungen der sonstigen Forderungen | -2.187 | -1.226 |
| Change in accounts payable and accrued charges<br>Veränderungen der Verbindlichkeiten und Rückstellungen | 3.826 | 1.096 |
| **Net cash used in/provided by operating activities**<br>**Cash Flow aus laufender Geschäftstätigkeit** | -3.251 | 1.741 |
| Purchases of property, equipment and intangible assets<br>Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen | -1.837 | -775 |
| Proceeds from the sale or disposal of property and equipment and intangible assests<br>Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen | 2 | 0 |
| Proceeds from the disposal of financial assets<br>Erlöse aus dem Abgang von Finanzanlagen | 1 | 38 |
| Acquisitions of entities, net of cash<br>Erwerb von Beteiligungen | -6.366 | -4.259 |
| **Net cash used in/provided by investing activities**<br>**Mittelzufluss-/abfluss aus der Investitionstätigkeit** | -8.200 | -4.996 |
| Proceeds/repayments of short-term borrowings<br>Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten | 1.432 | -1.457 |
| Repayment of long-term debt<br>Tilgung von Finanzverbindlichkeiten | -545 | -1.524 |
| Dividends paid<br>Dividenden | -18 | 0 |
| Purchase/Sale of treasury stock, net<br>Kauf/Verkauf eigener Aktien | 495 | 0 |
| **Net cash used in/provided by financing activities**<br>**Cash Flow aus der Finanzierungstätigkeit** | 1.364 | -2.981 |
| Effect of exchange rate changes on cash<br>Einfluss von Wechselkursänderungen auf den Finanzmittelbestand | 365 | 235 |
| **Net change in cash and equivalents**<br>**Zahlungswirksame Veränderungen des Finanzmittelbestandes** | -9.722 | -6.001 |
| Cash and equivalents at beginning of period<br>Finanzmittelbestand am Anfang der Periode | 63.590 | 46.154 |
| **Cash and equivalents at end of period**<br>**Finanzmittelbestand am Ende der Periode** | 53.868 | 40.153 |



# Notes

## 1. Principles

The consolidated financial statements have been drawn up in Euros according to the US-General Accepted Accounting Standards (US-GAAP). There are no changes in the accounting principles and methods compared to the financial statements of fiscal year 2003.

# Erläuternde Angaben

## 1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den US-General Accepted Accounting Standards (US-GAAP) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2003 aus.

## 2. Shareholders' Equity/Eigenkapitalentwicklung

| | Registered capital<br>Gezeichnetes Kapital<br>TEUR | Treasury stock<br>Eigene Aktien<br>TEUR | Additional paid-in capital<br>Kapitalrücklage<br>TEUR | Retained earnings<br>Bilanzgewinn/ -verlust<br>TEUR | Other comprehensive income<br>Ergebnisneutrale Eigenkapitalveränderungen<br>TEUR | Total<br>Insgesamt<br>TEUR |
|---|---|---|---|---|---|---|
| December 31, 2002 | 45.654 | 0 | 177.392 | 16.384 | -18.122 | 221.308 |
| Foreign currency exchange differences<br>Wechselkursveränderungen | | | | | 2.142 | 2.142 |
| Net income<br>Periodenüberschuss | | | | 983 | | 983 |
| March 31, 2003 | 45.654 | 0 | 177.392 | 17.367 | -15.980 | 224.433 |
| | | | | | | |
| December 31, 2003 | 45.654 | -1.326 | 177.392 | -12.181 | -23.477 | 186.062 |
| Foreign currency exchange differences<br>Wechselkursveränderungen | | | | | 1.212 | 1.212 |
| Net income<br>Periodenüberschuss | | | | 2.768 | | 2.768 |
| Treasury stock<br>Eigene Aktien | | 495 | | | | 495 |
| March 31, 2004 | 45.654 | -831 | 177.392 | -9.413 | -22.265 | 190.537 |

## 3. Segmentinformation/Segmentberichterstattung

Different to last year the non-operating results of the Kontron AG holding are shown in column consolidation, not in column Europe.

In Abweichung zum Vorjahr werden die nicht operativen Ergebnisse der Kontron AG Holding in der Konsolidierungsspalte und nicht bei Europa dargestellt.

| 2003 | Europe<br>Europa<br>TEUR | North America<br>Nord Amerika<br>TEUR | Asia<br>Asien<br>TEUR | Consolidation<br>Konsolidierung<br>TEUR | Total<br>Summe<br>TEUR |
|---|---|---|---|---|---|
| Sales Revenues<br>Umsatzerlöse | 41.646 | 28.512 | 5.557 | -12.621 | 63.094 |
| third party revenues<br>Außenumsatz | 35.808 | 23.316 | 3.922 | 0 | 63.046 |
| intercompany revenues<br>Innenumsatz | 5.838 | 5.196 | 1.635 | -12.621 | 48 |
| EBIT | 2.608 | 2.374 | 118 | -667 | 4.433 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | 562 | 861 | 43 | -171 | 1.295 |
| Amortization and depreciation<br>Abschreibungen | 700 | 548 | 121 | 0 | 1.369 |
| Investment<br>Investitionen | 1.486 | 311 | 40 | 0 | 1.837 |
| Balance sheet total<br>Bilanzsumme | 351.324 | 57.301 | 16.295 | -136.677 | 288.243 |

## 4. Shareholders within Management / Aktionäre im Management

| Supervisory Board<br>Aufsichtsrat | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Helmut Krings | 23.999 | 0 |

| Directors<br>Vorstand | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Hannes Niederhauser | 3.092.392 | 0 |
| Ulrich Gehrmann | 195.000 | 110.000 |
| Thomas Sparrvik | 0 | 100.000 |

## 5. Consolidated entity and corporate acquisitions

The consolidated entity has not been changed compared to the financial statements of 2003. In March, the investment rate has been increased for a total purchase price of 2,7 mio. Euros as follows: Kontron Asia Inc., Taiwan from 74,87 % to 99,22 % and Taiwan Mycomp Co. Ltd., Taiwan from 54,8 % to 66,13 %. On April 1st, 2004 both companies have been merged with Kontron Embedded Modules Asia Ltd., Taiwan to Kontron Embedded Technologies, Taiwan. Kontron AG holds 80 % on this company.

## 5. Konsolidierungskreis und Unternehmenskäufe

Der Konsolidierungskreis hat sich zum Jahrsabschluss 2003 nicht verändert. Im März wurde die Beteiligungsquote für eine Gesamtkaufpreis von 2,7 Mio. Euro an der Kontron Asia Inc., Taiwan von 74,87 auf 99,22 % erhöht und an der Taiwan Mycomp Co. Ltd., Taiwan von 54,8 auf 66,13 %. Beide Gesellschaften wurden zum 01. April mit der Kontron Embedded Modules Asia Ltd., Taiwan zur Kontron Embedded Technologies, Taiwan verschmolzen, an der die Kontron AG nunmehr 80 % hält.

## 6. Events after the balance sheet date

On May 6th, 2004 the endcustomer business of Memotec has been sold to Comtech Arizona. There are no relevant impacts on the Kontron Group.

## 6. Ereignisse nach dem Bilanzstichtag

Zum 06. Mai 2004 wurde das Endkundengeschäft der Memotec an die Comtech Arizona verkauft. Es ergeben sich daraus keine wesentlichen Einflüsse auf die Kontron Gruppe.


Boards
Applications
Systems

## ➤ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at its locations in Bavaria (Germany), Montreal and San Diego (America) and Taipei (Asia). Embedded computers (EC) are „electronic brains" based on hardware and software, designed to equip many different systems and appliances with intelligence. Founded back in 1962, the company is now the world market leader, employing over 1,700 members of staff, more than a third of them in the reseach, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in summer 2002 created the largest supplier in the industry, for the first time covering the entire product and value creation chain in this sector. This positions Kontron as the absolute leader, playing a pioneering role in the Embedded Computer Technology (ECT) market. As the only manufacturer, the Group can offer all ECT products such as components and boards, as well as systems and solutions including standard and application software. As a global manufacturer, Kontron has a growing presence in the three main markets of North America, Europe and increasingly in the emerging markets of China, Russia, Eastern Europe and the Pacific area. Kontron's own sales branches in over 20 countries support the global sale of its products.

Embedded Computer Technology is one of the most important markets of the future. More and more machines and technical systems are being equipped with these "electronic brains". Embedded Computer Systems not only simplify everyday life in many different areas, but above all they can be used universally as industrial special solutions. ECs control navigation systems in cars, elevators, multimedia telephones, dialysis and X-ray machines and ATMs. Complex ECT systems network fleets of vehicles, control the data flow in mobile radio networks, provide security and speed on the internet or are used in the latest track vehicle technology to calculate angles of incline and speed increase. The systems are becoming increasingly complex, resulting in growing demand for ever more intelligent solutions in the respective end applications.

## ➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer über 1.700 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt der Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Die Embedded Computer Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Embedded Computer Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Die Systeme steuern Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Fahrzeug-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität aus – mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.


kontron
... always a Jump ahead!

**Kontron AG**
**Oskar-von-Miller-Strasse 1**
**D-85386 Eching**
**Tel. +49 (0) 8165-770**
**Fax +49 (0) 8165-77385**
**Investor Relations: Gaby Moldan**
**investor@kontron.com**
**www.kontron.com**

# Quarterly Report I/2003
# Quartalsbericht I/2003



## ➤ Our mission

### Homework done

In a period of extreme weakness in the world economy, particularly in the technology sector, companies are obliged to aim for high cost efficiency and lean organization structures in order to maintain earning performance. But simply putting a lid on costs will hardly suffice. Making the company trim and fit for the future also calls for investments in innovations, as well as opening up new markets. The Kontron Group has done its homework here in a successful manner:

- Thanks to the consistent implementation of integration measures and the utilization of synergy effects within the context of the merger with JUMPtec the costs in the first quarter of the ongoing business year were once again cut significantly;
- The systematic increase in value creation is reflected by the renewed increase of gross margins to over 38 percent;
- All in all, the earning power of the Kontron Group has not only been maintained, but has even increased by an additional measure. While the entire profit for the year in 2002 was around TEUR 700, this figure had been in the first quarter of 2003 at EUR 1.0 million;
- In connection within a slight increase in sales, the order backlog moved up to EUR 98 in spite of the significant weakness of the US dollar.

At the same time, the Kontron Group – moving against the cycle – also continued to ramp up research and development activities in the first quarter of the ongoing business year. By making these moves Kontron is securing a sizable lead over its international competitors. Kontron is pursuing the strategic aim of staking out sizable market shares in those countries that are prospering today in spite of the weakness of global markets such as Russia, East Europe, China and the Pacific Region ("emerging markets"). The foundation of new sales offices marked the resolved implementation of this strategy in the first quarter.

In view of the persisting poor general economic conditions there is certainly little cause for euphoria, particularly since positive indications of an upswing are not anticipated before the next year. Kontron is well equipped and commands an excellent position to deliver outstanding performance.



## ➤ Auf ein Wort

### Die Hausaufgaben gemacht

In der Zeit einer extrem schwachen Weltkonjunktur gerade im Technologie-Sektor, muss es Ziel und Pflicht eines Unternehmens sein, durch hohe Kosteneffizienz und schlanke Organisationsformen die Ertragskraft zu halten. Mit dem Drehen an der Kostenschraube alleine ist es nicht getan. Um das Unternehmen fit für die Zukunft zu machen, muss investiert werden in Innovationen sowie die Erschließung von neuen Märkten. Die Kontron-Gruppe hat diese Hausaufgaben erfolgreich erledigt:

- Durch die konsequente Umsetzung der Integrationsmaßnahmen und die Nutzung der Synergieeffekte im Rahmen der Fusion mit JUMPtec konnten die Kosten auch im ersten Quartal des laufenden Geschäftsjahres nochmals signifikant gesenkt werden;
- Die systematische Erhöhung der Wertschöpfung wird deutlich in der erneuten Steigerung der Brutto-Marge auf nunmehr über 38 Prozent;
- Insgesamt konnte damit die Ertragskraft der Kontron-Gruppe nicht nur gehalten sondern sogar gesteigert werden. Lag der gesamte Jahresüberschuss in 2002 noch bei ca. 700 TEUR, so betrug er im ersten Quartal bereits 1,0 Mio. Euro;
- Bei einem leichten Umsatzwachstum hat sich der Auftragsbestand trotz signifikant fallendem US-Dollar auf 98 Mio. Euro erhöht.

Gleichzeitig hat die Kontron-Gruppe auch im ersten Quartal des laufenden Geschäftsjahres – antizyklisch – die Forschungs- und Entwicklungsaktivitäten weiter verstärkt. Damit sichert sich Kontron einen erheblichen Vorsprung gegenüber den internationalen Wettbewerbern. Das strategische Ziel von Kontron, in heute trotz weltweiter Konjunkturflaute bereits prosperierenden Nationen und Regionen wie z.B. Russland, Osteuropa, China und dem pazifischen Raum ("emerging markets") rechtzeitig Fuß zu fassen, wurde im ersten Quartal mit der Gründung von neuen Vertriebsbüros umgesetzt.

Angesichts der anhaltend schlechten weltwirtschaftlichen Rahmenbedingungen besteht kein Grund, in Euphorie zu verfallen, zumal positive Zeichen für einen Aufschwung erst für das nächste Jahr erwartet werden. Aber dafür ist Kontron bestens gewappnet.

**Hannes Niederhauser**
CEO/Chairman of the Board
Vorstandsvorsitzender

| | Q1/2003 in Mio € | Q1/2002 in Mio € |
|---|---|---|
| Revenue<br>Umsatzerlöse | 55,2 | 46,5 |
| Gross margin<br>Bruttoergebnis vom Umsatz | 21,3 | 19,1 |
| Operational cost<br>Operative Kosten | 19,2 | 19,2 |
| EBITDA | 3,6 | 3,4 |
| Net income<br>Periodenüberschuss | 1,0 | 2,6 |
| Cash flow from operat.activities<br>Operativer Cash Flow | 1,7 | 1,7 |

| | 3/2003 in Mio € | 12/2002 in Mio € |
|---|---|---|
| Cash & short term investments<br>Kassenbestand & kurzfristige Wertp. | 40,7 | 47,2 |
| - as of Bank loans<br>- davon Bankverbindlichkeiten | 25,7 | 28,6 |
| Inventory and trade receivables<br>Vorräte und Forderungen L.u.L. | 88,2 | 87 |
| Total assets<br>Bilanzsumme | 297 | 304 |
| Equity ratio<br>Eigenkapitalquote | 75% | 73% |
| Number of employees<br>Mitarbeiter | 1.468 | 1.487 |
| - as of which engineers in R & D<br>- davon Ingenieure in F & E | 533 | 557 |

**➤ Order backlog**
**➤ Auftragsbestand**

| 3/2003 | 12/2002 | 9/2002<br>in Mio € | 6/2002 | 3/2002 |
|---|---|---|---|---|
| 98 | 94 | 94 | 55 | 50 |


kontron
... always a Jump ahead!

## ➤ The current situation

Although the weakness of global markets has persisted and the technology sector is beset by recessive trends, the Kontron Group achieved sales of EUR 55 million in the first quarter of 2003 (first quarter of 2002: EUR 46 million). In spite of the weakening of the US dollar over the Euro – which has stood at ten percent since the beginning of 2002 – order backlog has increased to EUR 98 million compared to 94 million as of December 31, 2002. The gross margin has also risen to 38.6 percent (compared to 36.9 percent in the second half-year of 2002). This enhancement in value creation - attributable to the continued systematic increase in the technology and engineering share of Kontron products - was accompanied by savings and additional synergy effects. At EUR 19.2 million, operational costs were once again well below the figures recorded in the fourth quarter of 2002 (EUR 21.7 percent). The sum total of these measures and developments have resulted in a gratifying improvement in earning power: EBITDA came in at EUR 3.6 million (first quarter of 2002: EUR 3.4 million), while EBIT is at EUR 1.4 million (first quarter of 2002: EUR 1.4 million), and annual net profit stands at EUR 1.0 million (first quarter of 2002: EUR 2.6 million). These positive developments are especially evident on the profit side by the comparison with the 2002 business year with EBIT of only EUR 1.6 million and annual net profit of EUR 0.7 million. The liquidity situation of the Kontron Group reflects gratifying developments. Operating cash flow was recorded at EUR 1.7 million. With cash in hand of EUR 41 million indebtedness to banks could be reduced further to EUR 25.7 million (EUR 28.6 as of December 31, 2002).



➤ Development operational cost (mio €)
➤ Entwicklung operative Kosten (Mio €)
24
22
20
18
16
14
12
10
Q3/2002
Q4/2002
Q1/2003




➤ Development net income (mio €)
➤ Entwicklung Periodenüberschuss (Mio €)
2
1
0
-1
-2
Q3/2002
Q4/2002
Q1/2003


## ➤ Zur Lage

Die Kontron-Gruppe hat im 1. Quartal 2003 trotz der anhaltend schlechten Weltkonjunktur und rezessiver Tendenzen in der Technologie-Branche einen Umsatz von 55 Mio. Euro (1. Quartal 2002: 46 Mio. Euro) erzielt. Der Auftragsbestand stieg trotz des erheblichen Wertverlustes des US-Dollars gegenüber dem Euro – 10 Prozent seit Anfang 2002 – auf 98 Mio. Euro gegenüber 94 Mio. Euro zum 31.12.2002. Auch die Brutto-Marge konnte auf 38,6 Prozent (gegenüber 36,9 Prozent im zweiten Halbjahr 2002) gesteigert werden. Diese Erhöhung der Wertschöpfung durch die weiterhin systematische Steigerung des Technologie- und Engineerings-Anteils an den Kontron-Produkten ging einher mit Einsparungen und Synergien. So lagen die operativen Kosten mit 19,2 Mio. Euro noch einmal deutlich unter den Werten des 4. Quartals 2002 (21,7 Mio. Euro). In Summe haben diese Maßnahmen und Entwicklungen zu einer erfreulichen Steigerung der Ertragskraft geführt: Das EBITDA lag bei 3,6 Mio. Euro (1. Quartal 2002: 3,4 Mio. Euro), das EBIT bei 1,4 Mio. Euro (1. Quartal 2002: 1,4 Mio. Euro), der Jahresüberschuss bei 1,0 Mio. Euro (1. Quartal 2002: 2,6 Mio. Euro). Besonders deutlich wird diese positive Entwicklung auf der Gewinnseite im Vergleich zum Gesamtgeschäftsjahr 2002 mit einem EBIT von nur 1,6 Mio. Euro und einem Jahresüberschuss von 0,7 Mio. Euro. Erfreulich hat sich auch die Liquiditätssituation der Kontron-Gruppe entwickelt. Der operative Cash flow lag bei 1,7 Mio. Euro. Bei einem Kassenbestand von 41 Mio. Euro konnten die Bankverbindlichkeiten weiter auf 25,7 Mio. Euro (28,6 zum 31.12.2002) reduziert werden.

## ➤ Kontron stock

Within the context of the new segmentation of the German stock market, Kontron has been listed in the Prime Standard since the beginning of 2003. On February 11, 2003, Kontron AG was admitted to the new stock market index comprising Germany's 30 largest technology companies. According to the ranking list of Deutsche Börse this April, Kontron is the „number 14" in this listing. While the TecDAX has moved up by around 10 percent since its launch on March 24, 2003, the Kontron share has gained around 15 percent. In spite of this, the current – and still unsatisfactory - price level is EUR 4.8 under net assets per share, one reason why many analysts are rating the share as "outperformer." Therefore a buy-back of up to ten percent of the stock (4.5 million shares) will be proposed at the general meeting of shareholders on June 24, 2003.

## ➤ Zur Aktie

Seit Anfang 2003 ist Kontron im Rahmen der Neusegmentierung der Deutschen Börse zum Prime Standard zugelassen. Am 11. Februar wurde die Kontron AG in den neuen Börsen-Index der 30 größten Technologie-Unternehmen Deutschlands aufgenommen. Laut Rangliste April der Deutschen Börse ist Kontron in diesem Index die "Nummer 14". Während der TecDAX seit dem Start am 24. März um ca. 10 Prozent gestiegen ist, konnte die Kontron-Aktie rund 15 Prozent zulegen. Trotzdem liegt das derzeitige – immer noch unbefriedigende – Kursniveau deutlich unter 4,8 Euro je Aktie Eigenkapital; ein Grund, warum Kontron von vielen Analysten als "Outperformer" eingestuft wird. Daher soll der Hauptversammlung am 24. Juni der Rückkauf von bis zu 10 Prozent der Aktien (4,5 Mio. Stück) vorgeschlagen werden.


kontron
... always a Jump ahead!

## ➤ A pioneer in new markets

In addition to the traditional sales regions such as North America and Europe, the Kontron Group is pursuing the strategic aim of staking out a substantial share of the „emerging markets" in Russia and East Europe, as well as China and the Pacific region in a timely and systematic manner. Since a number of years the company has been maintaining engineering resources in East Europe, mainly in the Czech Republic and Poland. A string of new sales offices are currently being set up in these countries, as well as in other nations joining the EU such as Hungary, Bulgaria and the Baltic countries. The fourth quarter of 2002 marked the founding of Kontron Russia and the formation of a joint venture with a leading ECT manufacturer. In the meantime, Kontron is present in five major Russian cities. In China a joint venture was established with a leading ECT manufacturer in Beijing at the beginning of 2003. By the end of this business year Kontron is aiming to be present in 14 Chinese cities. The first quarter of 2003 also saw the opening of Kontron Australia. The entire investment costs for this engagement in emerging markets is in the region of EUR 5 million and is expected to double sales in these regions in the ongoing business year. In 2002 the Kontron Group achieved around EUR 18 million, or 8.6 percent of total sales in these markets. In the ongoing business year the aim is to advance this share to around EUR 38 million or 15 percent of Group sales.


➤ Revenue by territory
➤ Umsatzanteil nach Regionen
Emerging Markets 9%
Europe 47%
USA 44%
2002
Emerging Markets 15%
Europe 45%
USA 40%
2003

## ➤ Pionier in neuen Märkten

Die Kontron-Gruppe hat sich zum strategischen Ziel gesetzt, neben den klassischen Absatzregionen wie Nordamerika und Europa rechtzeitig und systematisch in neuen "Emerging Markets" wie Russland und Osteuropa, China und dem pazifischen Raum Fuß zu fassen. Nachdem bereits in Osteuropa seit Jahren Engineering-Ressourcen, vornehmlich in Tschechien und Polen, genutzt werden, sind nunmehr in diesen, aber auch in anderen EU-Beitrittsländern wie Ungarn, Bulgarien und dem Baltikum neue Vertriebsbüros im Aufbau. In Russland, wo bereits im 4. Quartal 2002 Kontron Russia gegründet und ein Joint Venture mit einem der führenden ECT-Hersteller etabliert wurde, ist Kontron jetzt in fünf verschiedenen Städten präsent. In China wurde Anfang 2003 ein Joint Venture mit einem der führenden ECT-Hersteller in Peking ins Leben gerufen. Bis Ende dieses Geschäftsjahres will Kontron in 14 verschiedenen chinesischen Städten präsent sein. Kontron Australia wurde im 1. Quartal 2003 eröffnet. Die gesamten Investitionskosten für dieses Engagement in den ‚Emerging Markets' liegen bei ca. 5 Mio. Euro und sollen noch im laufenden Geschäftsjahr zu einer Verdoppelung des Umsatzes in dieser Region führen. Etwa 18 Mio. Euro bzw. 8,6 Prozent des Gesamtumsatzes erzielte die Kontron-Gruppe 2002 in diesen Märkten. Im laufenden Geschäftsjahr soll dieser Anteil auf ca. 38 Mio. Euro bzw. ca. 15 Prozent des Konzernumsatzes anwachsen.

## ➤ Outlook

There are no signs of significant positive change in world markets over the next months. Therefore, the market for embedded computer systems will also remain difficult. In view of this situation, Kontron AG is assuming a slight sales increase of several percentage points. Our increase in order backlog to EUR 98 million is a comfortable backlog for the next months, but is no invitation for us to rest on our laurels. In this difficult environment top priority goes to enhancing our earning power. The aim for the 2003 business year is a marked increase in our operating result from EUR 1.6 million in the last business year to at least EUR 7 million in 2003. The further development of the greenback over the Euro may harbor problems for the Kontron Group that is invoicing around 60 percent of its orders in US dollars. The increasing weakness of the dollar against the Euro is reflected in sales and order figures – and to a lesser extent – also impacts the company's result. According to the economic research institute VDC (Venture Development Corporation) a marked economic upswing will be setting in as of 2004. Growth rates in excess of 50 percent are being forecasted for certain embedded computer system products. It is to be hoped that the "light at the end of the world economy tunnel" that has been sporadically announced since two years will emerge soon. The Kontron Group is well equipped and solidly positioned to face the future.

## ➤ Ausblick

Anzeichen einer signifikanten positiven Veränderung der Weltkonjunktur sind in den nächsten Monaten nicht zu erkennen. Deswegen wird auch der Markt für Embedded Computer-Systeme schwierig bleiben. Die Kontron AG geht infolge dessen von einer eher flachen Umsatzsteigerung von einigen Prozentpunkten aus. Der auf 98 Mio. Euro gestiegene Auftragsbestand ist zwar in den nächsten Monaten ein solides Polster, auf dem wir uns aber nicht ausruhen können und wollen. Priorität in diesem schwierigen Umfeld hat die Steigerung der Ertragskraft. Ziel für das Geschäftsjahr 2003 ist ein deutlicher Anstieg des operativen Ergebnisses von 1,6 Mio. Euro im vergangenen Geschäftsjahr auf mindestens 7 Mio. Euro in 2003. Nicht unproblematisch für die Kontron-Gruppe, die 60 Prozent ihrer Aufträge in US-Dollar fakturiert, ist die Entwicklung der amerikanischen Währung. Der zunehmende Verlust gegenüber dem Euro macht sich vor allem in den Umsatz- und Auftragszahlen bemerkbar, schlägt – wenn auch in weitaus geringerem Maße – aber auch auf das Ergebnis durch. Laut dem Wirtschaftsforschungsinstitut VDC (Venture Development Corporation) ist ab 2004 mit einer spürbaren Belebung der Konjunktur zu rechnen. Für diverse Embedded Computer-System-Produkte werden sogar Wachstumsraten von über 50 Prozent prognostiziert. Es ist zu hoffen, dass das seit zwei Jahren immer wieder sporadisch verkündete "Licht am Ende des Weltkonjunkturtunnels" bald wirklich zu sehen ist. Die Kontron-Gruppe ist gerüstet.

# ➤ Consolidated statement of income
# ➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

| | QI 2003 TEUR | QI 2002 TEUR |
|---|---|---|
| **Revenues**<br>**Umsatzerlöse** | 55.185 | 46.543 |
| Cost of goods sold<br>Herstellungskosten des Umsatzes | -33.879 | -27.405 |
| **Gross margin**<br>**Bruttoergebnis vom Umsatz** | 21.306 | 19.138 |
| Selling and marketing cost<br>Vertriebskosten | -6.870 | -8.488 |
| General and administrative cost<br>Allgemeine Verwaltungskosten | -5.892 | -4.453 |
| Research and development cost<br>Forschungs- und Entwicklungskosten | -6.400 | -6.234 |
| **Total operating cost**<br>**Summe operative Kosten** | -19.162 | -19.175 |
| Other operating income and expense<br>Sonstige betriebliche Erträge und betriebliche Aufwendungen | -411 | 1.780 |
| Amortization and reversal of goodwill<br>Abschreibung und Auflösung von Firmenwerten | -330 | -324 |
| **Income before financial income, income taxes and minority interests**<br>**Ergebnis vor Finanzergebnis,Ertragssteuern und Gewinnanteilen anderer Gesellschafter** | 1.403 | 1.419 |
| Financial items<br>Finanzergebnis | 42 | 127 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | -575 | -250 |
| **Income before minority interest and extraordinary items**<br>**Ergebnis vor Anteilen anderer Gesellschafter und außergewöhnlichen Posten** | 870 | 1.296 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Verlust /Gewinn | 113 | -78 |
| Extraordinary Item (change of method in evaluation)[1]<br>Ausserordentliches Ergebnis (Änderung der Bewertungsmethode) | 0 | 1.444[1)] |
| **Net income / loss**<br>**Konzernperiodenüberschuss / -fehlbetrag** | 983 | 2.662 |
| Net income / loss per share (basic) in EUR<br>Ergebnis je Aktie (unverwässert) in EUR | 0,02 | 0,10 |
| Net income / loss per share (diluted) in EUR<br>Ergebnis je Aktie (verwässert) in EUR | 0,02 | 0,10 |
| Weighted average shares outstanding (basic) in thousand<br>Durchschnittlich in Umlauf befindliche Aktien (unverwässert) in Tausend | 45.654 | 27.885 |
| Weighted average shares outstanding (diluted) in thousand<br>Durchschnittlich in Umlauf befindliche Aktien (verwässert) in Tausend | 46.471 | 27.905 |

*1) Cancellation of badwill EUR 12.3 Mio., Depreciation of goodwill EUR 10.9 Mio. /Auflösung Negativer Firmenwert 12,3 Mio. EUR, Abschreibung Positiver Firmenwert 10,9 Mio EUR*

# ➤ Shareholders within Management
# ➤ Aktionäre im Management

| Supervisory Board<br>Aufsichtsrat | Shares<br>Aktien | Subscription Rights<br>Bezugsrechte |
|---|---|---|
| Helmut Krings | 23.999 | 0 |
| Dr. Jens Neiser | 0 | 0 |
| Pierre McMaster | 0 | 0 |

| Directors<br>Vorstand | Shares<br>Aktien | Subscription Rights<br>Bezugsrechte |
|---|---|---|
| Hannes Niederhauser | 3.104.192 | 0 |
| Hans Mühlbauer | 217.992 | 0 |
| Thomas Sparrvik | 0 | 0 |
| Ulrich Gehrmann | 211.097 | 0 |



# ➤ Consolidated balance sheet - Assets - Liabilities and Equity
# ➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

| ASSETS/AKTIVA | QI 2003 TEUR | QIV 2002 TEUR |
|---|---|---|
| **Current Assets/Umlaufvermögen** | | |
| Cash or equivalent<br>Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 40.154 | 46.154 |
| Short-term investments<br>Wertpapiere des Umlaufvermögens | 523 | 1.031 |
| Accounts receivable, net<br>Forderungen aus Lieferungen und Leistungen | 36.409 | 39.251 |
| Inventories<br>Vorräte | 51.879 | 47.716 |
| Deferred income taxes, short-term<br>Latente Steuern | 3.351 | 3.662 |
| Other current receivables & assets<br>Übrige Forderungen | 13.917 | 14.610 |
| **Total current assets**<br>**Umlaufvermögen** | 146.233 | 152.424 |
| Investments<br>Finanzanlagen | 3.042 | 4.736 |
| Property, plant and equipment, net<br>Sachanlagen | 21.159 | 21.918 |
| Intangible assets<br>Immaterielle Vermögensgegenstände | 9.215 | 9.460 |
| Goodwill, net<br>Firmen- oder Geschäftswert | 102.933 | 100.667 |
| Deferred income taxes, long-term<br>Latente Steuern | 14.582 | 14.532 |
| **Total assets/Aktiva** | 297.164 | 303.737 |

| LIABILITIES AND EQUITY/PASSIVA | QI 2003 TEUR | QIV 2002 TEUR |
|---|---|---|
| **Current Liabilities/Kurzfristige Verbindlichkeiten** | | |
| Accounts payable, trade<br>Verbindlichkeiten aus Lieferungen und Leistungen | 21.197 | 19.486 |
| Short term borrowings, bank<br>Verbindlichkeiten gegenüber Kreditinstituten | 15.325 | 16.758 |
| Current portion of capital lease obligation<br>Finanzierungsleasing (kurzfristig) | 435 | 460 |
| Accruals<br>Rückstellungen | 12.338 | 14.255 |
| Deferred revenues (short-term)<br>Passive Rechnungsabgrenzung (kurzfristig) | 360 | 379 |
| Deferred income taxes<br>Latente Steuern | 356 | 506 |
| Other current liablilities<br>Sonstige Verbindlichkeiten | 6.104 | 9.412 |
| **Total current liabilities**<br>**Kurzfristige Verbindlichkeiten total** | 56.115 | 61.256 |
| Long-term borrowings<br>Langfristige Verbindlichkeiten | 10.336 | 11.818 |
| Pensions<br>Pensionsrückstellungen | 157 | 139 |
| Deferred revenues (long-term)<br>Passive Rechnungsabgrenzung (langfristig) | 652 | 801 |
| Capital lease (long-term)<br>Finanzierungsleasing (langfristig) | 352 | 509 |
| Deferred income taxes, long-term<br>Langfristige latente Steuern | 2.211 | 2.002 |
| Negative goodwill<br>Negativer Firmenwert | 0 | 0 |
| Minority interest<br>Anteile in Fremdbesitz | 2.908 | 5.904 |
| **Equity/Eigenkapital** | | |
| Registered capital<br>Gezeichnetes Kapital | 45.654 | 45.654 |
| Additional paid-in capital<br>Kapitalrücklage | 177.392 | 177.392 |
| Retained earnings<br>Gewinnvortrag | 17.367 | 16.384 |
| Other comprehensive income<br>Erfolgsneutrale Eigenkapitalveränderungen | -15.980 | -18.122 |
| Equity total<br>Eigenkapital total | 224.433 | 221.308 |
| **Total liabilities and equity/Passiva** | 297.164 | 303.737 |

# ➤ Consolidated Cash-Flow
# ➤ Konzern Cash-Flow (US-GAAP)

| | QI 2003 TEUR | QI 2002 TEUR |
|---|---|---|
| **Net income / loss**<br>**Konzernperiodenüberschuss / -fehlbetrag** | 983 | 2.662 |
| Minority interest<br>Anteile in Fremdbesitz | -113 | 78 |
| Depreciation and amortization of fixed assets and goodwill<br>Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 2.162 | 1.973 |
| Gain / loss on disposal of fixed assets<br>Gewinn / Verlust aus Abgang von Sachanlagevermögen | 48 | 0 |
| Gain / loss on disposal of investment<br>Gewinn / Verlust aus Abgang von Beteiligungen | 0 | -408 |
| Deferred income taxes<br>Latente Steuern | 320 | 143 |
| Extraordinary Item<br>Ausserordentliches Ergebnis | 0 | -1.444 |
| Gain or loss on other non cash items<br>Sonstige zahlungsunwirksame Gewinne und Verluste | 153 | -442 |
| Change in accounts receivable<br>Veränderungen der Forderungen aus Lieferungen und Leistungen | 2.592 | -426 |
| Change in inventories<br>Veränderungen der Vorräte | -4.274 | 768 |
| Change in other assets<br>Veränderungen der sonstigen Forderungen | -1.226 | 139 |
| Change in accounts payable and accrued charges<br>Veränderungen der Verbindlichkeiten und Rückstellungen | 1.096 | -1.355 |
| **Net cash used in / provided by operating activities**<br>**Cash Flow aus laufender Geschäftstätigkeit** | 1.741 | 1.688 |
| Proceeds from the sale or disposal of financial assets<br>Erlöse aus dem Abgang von kurzfristigen Finanzanlagen | 38 | 4.136 |
| Proceeds from the sale or disposal of property and equipment<br>Erlöse aus dem Abgang von Anlagevermögen | 0 | 3 |
| Additions to fixed assets<br>Auszahlungen für Investitionen in das Anlagevermögen | -775 | -713 |
| Acquisitions of entities, net of cash<br>Erwerb von Beteiligungen | -4.259 | -2.780 |
| **Net cash used in / provided by investment activities**<br>**Mittelzufluss-/ abfluss aus der Investitionstätigkeit** | -4.996 | 646 |
| Change in bank indebtness<br>Veränderung kurzfristigen Bankverbindlichkeiten | -1.457 | -4.419 |
| Repayment of long-term debt<br>Tilgung von Finanzverbindlichkeiten | -1.524 | -486 |
| Proceeds from long-term debt<br>Aufnahme langfristiger Finanzverbindlichkeiten | 0 | 41 |
| **Net cash used in / provided by financing activities**<br>**Cash Flow aus der Finanzierungstätigkeit** | -2.981 | -4.864 |
| Effect of exchange rate changes on cash<br>Einfluss von Wechselkursänderungen auf die Zahlungsmittel | 235 | 106 |
| **Net change in cash and equivalents**<br>**Zahlungswirksame Veränderungen des Finanzmittelbestandes** | -6.000 | -2.424 |
| Cash and equivalents at beginning of period<br>Finanzmittelbestand am Anfang der Periode | 46.154 | 46.828 |
| **Cash and equivalents at end of period**<br>**Finanzmittelbestand am Ende der Periode** | 40.154 | 44.404 |



# ➤ Shareholder's Equity
# ➤ Eigenkapitalentwicklung

| | Registered capital<br>Gezeichnetes Kapital | Additional paid-in capital<br>Kapitalrücklage | Retained earnings<br>Bilanzgewinn/-verlust | Other comprehensive income<br>Ergebnisneutrale Eigenkapitalveränderungen | Total<br>Insgesamt |
|---|---|---|---|---|---|
| December 31, 2002 | *45.654* | *177.392* | *16.384* | *-18.122* | *221.308* |
| Forgeign currency exchange differences<br>Wechselkursveränderungen | | | | *2.142* | *2.142* |
| Net income<br>Periodenüberschuss | | | *983* | | *983* |
| March 31, 2003 | *45.654* | *177.392* | *17.367* | *-15.980* | *224.433* |

# ➤ Segmentinformation
# ➤ Segmentberichterstattung

| 2003 | Europe<br>Europa<br>TEUR | North America<br>Nord Amerika<br>TEUR | Asia<br>Asien<br>TEUR | Consolidation<br>Konsolidierung<br>TEUR | Total<br>Summe<br>TEUR |
|---|---|---|---|---|---|
| Sales Revenues<br>Umsatzerlöse | 38.650 | 24.060 | 4.115 | -11.640 | 55.185 |
| Third party revenues<br>Aussenumsatz | 31.275 | 20.711 | 3.048 | 0 | 55.034 |
| Intercompany revenues<br>Innenumsatz | 7.375 | 3.349 | 1.067 | -11.640 | 151 |
| EBIT before minority<br>EBIT vor Minderheitenanteilen | 2.365 | 80 | -28 | -1.014 | 1.403 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | 519 | 70 | 30 | -44 | 575 |
| Amortization and depreciation<br>Abschreibungen | 675 | 1.216 | 126 | 145 | 2.162 |
| Investment<br>Investitionen | 177 | 502 | 96 | 0 | 775 |
| Balance sheet total<br>Bilanzsumme | 359.460 | 89.150 | 16.676 | -168.122 | 297.164 |

**➤ Major Design Wins in the period/Major Design Wins in der Periode**

| Application/Applikation | Region/Region | Volume/Volumen p.a. |
|---|---|---|
| Gaming | USA | 4,0 Mio. € , 10.000 pcs. EC Boards |
| Automotive | UK | 3,0 Mio. € , 800 pcs. EC Mobiles |
| Gaming | USA | 2,7 Mio. € , 6.000 pcs. EC Modules |
| Air Transportation | Italy | 1,6 Mio. €, 3.000 pcs. EC Boards |
| Military | Europe | 1,0 Mio. €, 300 pcs. EC Mobiles |
| Medical | Germany | 1,0 Mio. €, 4.000 pcs. EC Modules |


Boards
Applications
Systems

## ➤ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at locations in Southern Germany (Europe), Montreal, Minneapolis, San Diego (America) and Taipei (Asia). Founded as early as 1962, the company is a world market leader today with some 1,500 employees, a third of whom are engaged in research and development. As a result of the merger with JUMPtec Industrielle Computertechnik AG in the summer of 2002, the company has become by far the biggest supplier in the industry, now covering the entire product and supply chain in this field. The company is thus both a leader and pioneer within the Embedded Computer Technology (ECT) market. Self-owned sales agencies in over 20 countries support global sales.

Embedded computers (EC) are "binary brains" based on hardware and software, providing a wide variety of systems and devices with intelligence. The market for this technology is one of the most powerfully growing in the world. Embedded computer systems not only facilitate everyday life in many areas but are also universally usable as special industrial solutions. They are used in the electronic diagnosis systems of road vehicles, in medical technology devices, in cash machines and in ISDN video telephones, for example. Complex systems network jeep fleets, control the data flow in mobile telephone networks, ensure safety and speed on the Internet and are used for tilt angle calculation in the very latest rail vehicle technology. These systems are characterised by an increasing complexity and differentiation: instead of the currently still dominant individualised ECT solutions, an increasing number of solutions as developed by the Kontron Group are becoming more influential.

## ➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Süddeutschland (Europa), Montreal, Minneapolis und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer rund 1.500 Mitarbeiter, wobei ein Drittel in der Forschung und Entwicklung tätig sind. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der mit Abstand größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt das Unternehmen im Embedded Computer Technologie (ECT)-Markt eine absolute Spitzenposition und Vorreiterrolle ein. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Embedded Computer (EC) sind "elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Der Markt für diese Technologie ist einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Sie finden ihre Anwendung zum Beispiel in der Diagnose-Elektronik von Autos, in medizintechnischen Geräten, in Geldkarten-Terminals oder bei der Bildtelefonie mit ISDN. Komplexe Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität und Differenziertheit aus, so dass sich anstelle der derzeit noch oft vorherrschenden individuellen ECT-Lösungen immer mehr Lösungen, wie sie die Kontron-Gruppe entwickelt, durchsetzen.


kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 81 65-77 0
Fax +49 (0) 81 65-77 38 5
Investor Relations: Gaby Moldan
investor@kontron.com
www. kontron.com

# Quarterly Report II/2003
# Quartalsbericht II/2003

## ➤ Our mission

### On the right track

Approximately one year after the merger with JUMPtec, the Kontron Group is progressing well. The integration of the two companies was as smooth as it was successful. With the merger process now behind us, the balance sheet of the new Kontron AG has been adjusted for JUMPtec goodwill (the notional purchase price, as it were) which was originally included for accounting purposes. This one-off writedown, which has no impact on the operating result, marks the completion of the integration in financial terms likewise.

The new Kontron AG stands on a sound foundation: In response to the difficult situation of the markets and the economy in general which has persisted for almost two years now, a comprehensive cost savings program has been implemented. In the process, we have created an efficient organizational structure. At the same time, our strategy of making targeted investments in emerging markets such as Russia and China has paid off. Overall, we have achieved a sustained increase in the profitability of the Kontron Group. The figures for the second quarter underscore this development:

Due to the weakness of the worldwide economy, the development in sales and orders on hand remained flat at EUR 54 million and EUR 94 million respectively (after adjustment for US Dollar exchange rate effects at approximately the same level as in the preceding quarter). Nevertheless the operating result before amortization of goodwill (EBITA) was increased from EUR 1.7 million in the first quarter to EUR 2.4 million in the second. Thus the EBITA for the first half-year of EUR 4.1 million is already approaching the figure of EUR 2.5 million recorded for the full financial year 2002. In Russia and China in particular, double-digit increases were posted in both revenues and earnings in relation to the first quarter. This development brings Kontron an important step closer to its target of doubling sales in the emerging markets in the current financial year. As a result of further reductions in costs and a continuous increase in value added, we stand firmly by our forecast that the operating result for the financial year 2003 (EBIT before exceptional writedown of goodwill) will climb to at least EUR 7 million, against EUR 1.6 million in 2002. We are therefore approaching the future with optimism.



## ➤ Auf ein Wort

### Auf dem richtigen Weg

Etwa ein Jahr nach der Verschmelzung mit JUMPtec befindet sich die Kontron-Gruppe auf einem guten Weg. Die Integration der beiden Unternehmen verlief ebenso reibungslos wie erfolgreich. Mit dem Abschluss des Verschmelzungsprozesses haben wir jetzt auch die Bilanz der neuen Kontron AG um den aus buchhalterischen Gründen angesetzten JUMPtec-Goodwill (sozusagen der fiktive Kaufpreis) bereinigt. Mit dieser Sonderabschreibung, die keine Auswirkungen auf das operative Ergebnis hat, findet die Integration somit auch finanztechnisch ihren Abschluss.

Die neue Kontron AG ist gut aufgestellt: Vor dem Hintergrund eines seit nunmehr fast zwei Jahren anhaltend schwierigen Markt- und Konjunkturumfeldes wurde ein umfangreiches Kostensparprogramm umgesetzt und eine effiziente Organisationsstruktur geschaffen. Gleichzeitig hat sich die Strategie, gezielt in die Wachstumsregionen der sogenannten „Emerging Markets", wie in Russland und China zu investieren, ausgezahlt. Insgesamt konnte die Ertragskraft der Kontron-Gruppe nachhaltig gesteigert werden. Die Zahlen des zweiten Quartals dokumentieren diese Entwicklung:

Bei einer aufgrund der nach wie vor schlechten Weltkonjunktur flachen Umsatz- und Auftragsbestandsentwicklung von 54 Mio. Euro bzw. 94 Mio. Euro (bereinigt um US-Dollar-Währungseffekte in etwa das Niveau des Vor-Quartals) konnte das operative Ergebnis vor Firmenwertabschreibung (EBITA) von 1,7 Mio. Euro im ersten Quartal auf 2,4 Mio. Euro im zweiten Quartal gesteigert werden; damit wurde im ersten Halbjahr mit 4,1 Mio. Euro bereits mehr EBITA als im Geschäftsjahr 2002 mit 2,5 Mio. Euro erzielt. Dabei konnten insbesondere in Russland und China sowohl beim Erlös wie auch beim Ertrag zweistellige Steigerungsraten gegenüber dem erstem Quartal realisiert werden. Mit dieser Entwicklung ist Kontron dem Ziel, im laufenden Geschäftsjahr eine Verdoppelung des Umsatzes in den Emerging Markets zu erreichen, einen wichtigen Schritt näher gekommen. Aufgrund weiterer Kostenreduktionen und der stetigen Erhöhung der Wertschöpfung stehen wir auch fest zu unserer Prognose, im Geschäftsjahr 2003 einen Anstieg des operativen Ergebnisses (EBIT vor Sonderabschreibung) auf mindestens 7 Mio. Euro gegenüber 1,6 Mio. Euro in 2002 zu erreichen. Wir gehen optimistisch in die Zukunft.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

| | 1 HJ/2003* in Mio € | 1 HJ/2002 in Mio € |
|---|---|---|
| Revenue<br>Umsatzerlöse | 109,2 | 90,6 |
| Gross margin<br>Bruttoergebnis vom Umsatz | 42,4 | 37,5 |
| Operational cost<br>Operative Kosten | 37,8 | 37,1 |
| EBITDA | 7,8 | 4,8 |
| Net income<br>Periodenüberschuss | -31 | -1,4 |
| Net income before goodwill write off<br>Periodenüberschuss vor Firmenwertabschreibung | 2,4 | 1,4 |
| Cash flow from operat. activities<br>Operativer Cash Flow | 4,4 | 7,5 |

| | 6/2003* in Mio € | 12/2002 in Mio € |
|---|---|---|
| Cash & short term investments<br>Kassenbestand & kurzfristige Wertp. | 42,7 | 47,2 |
| - as of Bank loans<br>- davon Bankverbindlichkeiten | 26,7 | 28,6 |
| Inventory and trade receivables<br>Vorräte und Forderungen L.u.L. | 81,7 | 87 |
| Total assets<br>Bilanzsumme | 263 | 304 |
| Equity ratio<br>Eigenkapitalquote | 73% | 73% |
| Number of employees<br>Mitarbeiter | 1.550 | 1.487 |
| - as of which engineers in R & D<br>- davon Ingenieure in F & E | 533 | 557 |

**➤ Order backlog***
**➤ Auftragsbestand**

| 6/2003 | 3/2003 | 12/2002 in Mio € | 9/2002 | 6/2002 |
|---|---|---|---|---|
| 94 | 98 | 94 | 94 | 55 |

***) incl. JUMPtec as of July 3, 2002**


kontron
... always a Jump ahead!

# ➤ The current situation

In the second quarter of 2003, Kontron AG achieved sales of EUR 54.1 million. Orders on hand on June 30 amounted to EUR 94 million. After adjustment for exchange rate effects – Kontron invoices some 60 percent of all orders in USD which fell in value by 7 percent against the Euro in the second quarter – both sales and orders on hand stood at approximately the same level as in the first quarter of 2003 (EUR 55.2 million and EUR 98 million respectively). Likewise the gross margin increases continuously to 39 percent. Operating costs were reduced by a further EUR 19.2 million to EUR 18.7 million in the second quarter. The operating result (EBITDA) rose from EUR 3.6 million in the first quarter to EUR 4.2 million in the second, representing a margin of 8 percent. EBIT before exceptional writedown amounted to EUR 2.1 million, compared with a first quarter figure of EUR 1.4 million. The surplus for the period, likewise before the exceptional writedown, climbed from EUR 1 million to EUR 1.4 million. The result for the second quarter is affected by a one-off non-cash-effective writedown in the amount of EUR 34.7 million. Now that the merger with JUMPtec is complete, this constitutes an adjustment for the goodwill which was initially included for technical accounting reasons. As to the background: In accordance with US GAAP rules, the merger of the two companies was assessed as a purchase. Consequently JUMPtec was consolidated within the Kontron balance sheet as of July 3, 2002. In this context, a notional purchase derived from the share price at that time was reported on the balance sheet as goodwill. This one-off writedown now represents the conclusion of the successful merger in accounting terms also.



➤ Operat. cash flow (mio €)
➤ Operat. Profit (EBITDA) (mio €)
8
6
4
2
0
1,6
3,3
7,8
1,5
1,7
3,6
2,7
4,2
Q3/2002
Q4/2002
Q1/2003
Q2/2003


Due in particular to the present writedown, the Kontron AG balance sheet total of EUR 297 million in the first quarter has fallen to EUR 263 million. The capital ratio is now 73 percent.

There has been a further improvement in the liquidity of the Kontron Group. Operating cash flow is particularly worthy of mention, having risen from EUR 1.7 million in the first quarter to EUR 2.7 million in the second. Cash on hand rose slightly to EUR 42.7 million and bank borrowings at the end of the period stood at EUR 26.7 million. Inventories and receivables from EUR 88.2 million in the first quarter could be reduced to EUR 81.7 million in the second.

# ➤ Zur Lage

Die Kontron AG hat im zweiten Quartal 2003 einen Umsatz von 54,1 Mio. Euro erzielt. Der Auftragsbestand lag am 30.06. bei 94 Mio. Euro. Bereinigt um Währungseffekte – Kontron fakturiert ca. 60 Prozent seiner Aufträge in US-Dollar; der Wertverlust gegenüber dem Euro betrug im zweiten Quartal 7 Prozent – lagen Umsatz und Auftragsbestand damit in etwa auf dem Niveau des ersten Quartals 2003 (55,2 Mio. Euro bzw. 98 Mio. Euro). Die Bruttomarge steigt weiter auf 39 Prozent. Die operativen Kosten konnten nochmals von 19,2 Mio. Euro auf 18,7 Mio. Euro im zweiten Quartal gesenkt werden. Das operative Ergebnis (EBITDA) stieg von 3,6 Mio. Euro im ersten Quartal auf 4,2 Mio. Euro im zweiten Quartal. Das entspricht einer Marge von 8 Prozent. Das EBIT vor Sonderabschreibung lag bei 2,1 Mio. Euro gegenüber 1,4 Mio. Euro im ersten Quartal. Der Periodenüberschuss, ebenfalls vor Sonderabschreibung, stieg von 1 Mio. Euro auf 1,4 Mio. Euro. Belastet wird das Ergebnis des zweiten Quartals durch die einmalige, nicht cash-wirksame Firmenwertabschreibung in Höhe von 34,7 Mio. Euro. Damit bereinigt die Kontron AG im wesentlichen nun nach der abgeschlossenen Verschmelzung mit JUMPtec den durch die Fusion aus bilanztechnischen Gründen entstandenen buchhalterischen Goodwill. Zum Hintergrund: Die Fusion der beiden Unternehmen wurde nach US GAAP als Kauf bewertet und JUMPtec demzufolge mit Stichtag zum 3. Juli 2002 in der Kontron-Bilanz konsolidiert. In diesem Zusammenhang wurde in der Bilanz ein vom damaligen Aktienkurs abgeleiteter, fiktiver Kaufpreis als Firmenwert ausgewiesen. Mit der jetzt erfolgten Sonderabschreibung findet die erfolgreiche Verschmelzung auch finanztechnisch ihren Abschluss.

Insbesondere durch die jetzt erfolgte Goodwill-Abschreibung hat sich die Bilanzsumme der Kontron AG von 297 Mio. Euro im ersten Quartal auf 263 Mio. Euro verringert, die Eigenkapitalquote liegt damit bei 73 Prozent.

Die Liquidität der Kontron-Gruppe konnte weiter verbessert werden. Hervorzuheben ist der operative Cashflow, der sich von 1,7 Mio. Euro im ersten Quartal auf 2,7 Mio. Euro im zweiten Quartal gesteigert hat. Bei einem leicht gestiegenen Finanzmittelbestand auf 42,7 Mio. Euro und Bankverbindlichkeiten in Höhe von 26,7 Mio. Euro konnten die Vorräte und Forderungen von 88,2 Mio. Euro im ersten Quartal auf 81,7 Mio. Euro im zweiten Quartal gesenkt werden.

# ➤ Kontron stock

Since the launch of the TecDAX on March 24 of this year, Kontron AG has stabilized at Number 14 in the ranking. Whereas the TecDAX has climbed by around 35 percent between April 1st and July 31st, the Kontron share price has risen in the same time by some 60 percent. Against the background of a still persistently unsatisfactory share price level, the General Meeting of Kontron AG on June 24 resolved by buy back up to 10 percent of the company's stock (4.5 million shares). Kontron AG may exercise this option up to the end of the year 2004. Due to the problems associated with insider trading, the repurchases will only be made outside of the relevant time periods, that is to say, after the announcement of quarterly or annual figures.

➤ Indexwert Tec-DAX
➤ Kursverlauf Aktie Kontron AG
in EUR
5
4
3
2
01.04.2003 01.05.2003 01.06.2003 01.07.2003 31.07.2003

# ➤ Zur Aktie

Die Kontron AG hat sich seit dem Start des TecDAX am 24. März dieses Jahres in der Rangliste als "Nummer 14" stabilisiert. Während der TecDAX zwischen dem 01. April und zum 31. Juli um ca. 35 Prozent gestiegen ist, konnte die Kontron-Aktie im gleichen Zeitraum um rund 60 Prozent zulegen. Vor dem Hintergrund eines allerdings nach wie vor unbefriedigenden Kursniveaus hat die Hauptversammlung der Kontron AG am 24. Juni den Rückkauf von bis zu 10 Prozent der Aktien (4,5 Mio. Stück) beschlossen. Die Kontron AG kann diese Option bis Ende 2004 ausüben. Aufgrund der Insider-Problematik werden die Rückkäufe jeweils nur außerhalb insider-relevanter Zeiträume, also nach Bekanntgabe von Quartalszahlen bzw. Jahreszahlen, erfolgen.


kontron
... always a Jump ahead!

## ➤ Efficiency and Flexibility

A year after the merger with JUMPtec, the process of integration is now complete and the new Kontron AG is well established both strategically and organizationally. The actions taken have centered on:

- Significantly reducing costs;
- Reducing 50 legal units down to 27 and establishing the Kontron brand name;
- Concentrating all production and logistics activities at three local units in America (Montreal), Europe (Munich) and Asia (Taipei);
- Setting up a new Central Sales division for Europe and the USA;

This organizational structure gives the Kontron Group both strength and flexibility: Supported by centralized sales and purchasing functions on the one hand and production and logistic centers on the other, the individual plants are able to act as compact and flexible specialist product centers. Despite its increasing size and burgeoning globalization, Kontron stands not as an unbending colossus, but as a highly flexible and therefore highly efficient, lean group of companies capable of meeting the challenges of the market.


➤ Entrepreneurship within Kontron
➤ Firmenstruktur der Kontron
Market
Kontron Sales Centers
USA
EMEA
ASIA
Product related Entrepreneur Centers
Logistics
Manufacturing
other Service Entrepreneur Centers

In parallel with these developments, the risk management and planning system has also been refined with the establishment of some additional tools. In addition to the indicator function provided by orders on hand which covers a three-month period, two newly installed information systems allow for greater precision in medium- and long-term planning:

- The "sales funnel" permits forecasts to be made for the next half-year based on our over 200 sales staff's expectation.
- The "Design Wins" system for recording development orders supports evaluations over a planning period of > one year with todays' development in the customers' sector being the revenues of 2004 (see table Development of "Design Wins" on Page 7).

## ➤ Effizienz und Flexibilität

Ein Jahr nach der Verschmelzung mit JUMPtec ist die Integration jetzt abgeschlossen und die neue Kontron AG in ihrer strategischen und organisatorischen Ausrichtung gut aufgestellt. Als zentrale Maßnahmen wurden u.a.:

- die Kosten signifikant gesenkt;
- 50 rechtliche Einheiten auf 27 reduziert und der Markenname „Kontron" etabliert;
- die gesamten Produktions- und Logistikaktivitäten auf drei lokale Einheiten in Amerika/Montreal, Europa/München und Asien/Taipeh konzentriert;
- ein neuer Zentralvertrieb für Europa und die USA ins Leben gerufen;

Mit dieser Organisationsstruktur ist die Kontron-Gruppe ebenso schlagkräftig wie flexibel: Zwischen den zentralen Funktionen des Vertriebs, des Einkaufs, der Produktion und den Logistik-Centern arbeiten die einzelnen Standorte als spezialisierte Produkt-Center in kleinen und damit sehr flexiblen Einheiten. Insgesamt stellt sich Kontron damit trotz wachsender Größe und zunehmender Globalisierung nicht als unbeweglicher Koloss, sondern als höchst bewegliche und damit hoch effiziente und schlanke Unternehmensgruppe den Herausforderungen des Marktes.

Gleichzeitig wurde auch das Risikomanagement- und Planungssystem durch die Etablierung weiterer Instrumente verfeinert: Neben dem Indikator des Auftragsbestands, der den Drei-Monats-Zeitraum umfasst, ermöglichen zwei neu installierte Informationssysteme eine genauere Mittel- und Langfristplanung:

- Der „sales-funnel" erlaubt Prognosen für das nächste Halbjahr basierend auf den Erwartungen unserer mehr als 200 Vertriebsmitarbeiter.
- mit den sog. „Design-Wins", also der systematischen Erfassung von Entwicklungsaufträgen, kann ein Planungszeitraum von > ein Jahr evaluiert werden, denn die Kundenentwicklungen von heute sind die Umsätze von 2004 (s. Tabelle Seite 7 ➤Entwicklung der Design-Wins).

## ➤ Outlook

In view of the continuing weakness in the global economy, Kontron AG expects the development in sales in the coming months to remain largely flat. Against this background, the definite priority for the financial year 2003 is to enhance profitability through further cost reductions and a continuing increase in value creation. In the second quarter, the Kontron Group has come distinctly closer to its declared target of advancing from last year's operating result of EUR 1.6 million (EBIT before exceptional writedown) to a figure of more than EUR 7 million for 2003. A significant contribution to this positive development in the result will come from our new sales territories, the emerging markets of Russia and China, among others. Their share of overall Kontron Group sales is expected to rise from 8.6 percent last year to around 15 percent in the current financial year. Drawing on its new sales and organizational structure, and given the positive development which economic research institutes are forecasting for the embedded computer market, Kontron anticipates a return to significant sales growth in 2004.

## ➤ Ausblick

Die Kontron AG geht in den nächsten Monaten angesichts der nach wie vor schlechten Weltkonjunktur von einer eher flachen Umsatzentwicklung aus. Vor diesem Hintergrund hat die Steigerung der Ertragskraft durch weitere Kostenreduktionen und die stetige Erhöhung der Wertschöpfung für das Geschäftsjahr 2003 eindeutige Priorität. Dem formulierten Ziel, das operative Ergebnis von 1,6 Mio. Euro (EBIT vor Sonderabschreibung) im vergangenen Geschäftsjahr auf über 7 Mio. Euro im Jahr 2003 zu steigern, ist die Kontron-Gruppe im 2. Quartal deutlich näher gekommen. Wesentlich beitragen zu der positiven Ergebnisentwicklung werden die neuen Absatzregionen (Emerging Markets) wie z.B. Russland und China, deren Anteil am Gesamtumsatz der Kontron-Gruppe von 8,6 Prozent im vergangenen Geschäftsjahr auf ca. 15 Prozent im laufenden Geschäftsjahr steigen soll. Mit der neuen Vertriebs- und Organisationsstruktur rechnet Kontron auf Basis der positiven Entwicklung, welche die Wirtschaftsforsch ungsinstitute für den Embedded Computer Markt prognostizieren, für 2004 auch wieder mit einem signifikanten Umsatzwachstum.

# ➤ Consolidated statement of income
# ➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

| | QII 2003 TEUR | QII 2002 TEUR | 1 HJ 2003 TEUR | 1 HJ 2002 TEUR |
|---|---|---|---|---|
| **Revenues**<br>**Umsatzerlöse** | 54.057 | 44.095 | 109.241 | 90.638 |
| Cost of goods sold<br>Herstellungskosten des Umsatzes | -32.986 | -25.690 | -66.865 | -53.095 |
| **Gross margin**<br>**Bruttoergebnis vom Umsatz** | 21.071 | 18.405 | 42.376 | 37.543 |
| Selling and marketing cost<br>Vertriebskosten | -7.490 | -8.215 | -14.360 | -16.524 |
| General and administrative cost<br>Allgemeine Verwaltungskosten | -5.128 | -3.789 | -11.019 | -8.421 |
| Research and development cost<br>Forschungs- und Entwicklungskosten | -6.094 | -5.928 | -12.493 | -12.161 |
| **Total operating cost**<br>**Summe operative Kosten** | -18.712 | -17.932 | -37.872 | -37.106 |
| Other operating income and expense<br>Sonstige betriebliche Erträge und betriebliche Aufwendungen | 62 | -757 | -349 | 1.022 |
| **EBITA Income before financial income, income taxes, minority interest and amortisation of goodwill**<br>**EBITA Ergebnis vor Finanzergebnis, Steuern und Gewinnanteilen Anderer, Abschreibung Firmenwert** | 2.421 | -284 | 4.155 | 1.459 |
| Amortization and reversal of goodwill<br>Abschreibung und Auflösung von Firmenwerten | -34.991 | -322 | -35.321 | -646 |
| **EBIT Income before financial income, income taxes and minority interest**<br>**EBIT Ergebnis vor Finanzergebnis, Steuern und Gewinnanteilen Anderer** | -32.570 | -606 | -31.166 | 813 |
| Financial items<br>Finanzergebnis | -191 | -5.494 | -149 | -5.367 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | 33 | 1.847 | -541 | 1.597 |
| **Net income / loss before minority interest**<br>**Konzernüberschuss / -fehlbetrag vor Gewinnanteilen anderer Gesellschafter** | -32.728 | -4.253 | -31.856 | -2.957 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Verlust /Gewinn | 785 | 211 | 888 | 133 |
| Extraordinary Item<br>Ausserordentliches Ergebnis | 0 | 0 | 0 | 1.444 |
| **Net income / loss**<br>**Konzernüberschuss / -fehlbetrag** | -31.943 | -4.042 | -30.968 | -1.380 |
| *Net Income / loss per share (basic) in €*<br>Ergebnis je Aktie (unverwässert) in € | -0,70 | -0,14 | -0,68 | -0,05 |
| Net Income / loss per share (diluted) in €<br>Ergebnis je Aktie (verwässert) in € | -0,69 | -0,14 | -0,67 | -0,05 |
| Weighted average shares outstanding (basic) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend | 45.654 | 27.885 | 45.654 | 27.885 |
| Weighted average shares outstanding (diluted) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien verwässert) in Tausend | 46.471 | 27.905 | 46.471 | 27.905 |
| **Net income / loss before exceptional write off goodwill and other intangible assets of acquisitions**<br>**Konzernüberschuß/ -fehlbetrag vor außerplanm. Abschreibung auf Fimenwert u. immateriellen WG** | 1.418 | -4.042 | 2.423 | -1.380 |
| Net Income / loss per share (basic) in €<br>Ergebnis je Aktie (unverwässert) in € | 0,03 | -0,14 | 0,05 | -0,05 |

*1) Cancellation of badwill EUR 12.3 Mio., Depreciation of goodwill EUR 10.9 Mio. /Auflösung Negativer Firmenwert 12,3 Mio. EUR, Abschreibung Positiver Firmenwert 10,9 Mio EUR*

# ➤ Shareholders within Management
# ➤ Aktionäre im Management

| Supervisory Board<br>Aufsichtsrat | Shares<br>Aktien | Subscription Rights<br>Bezugsrechte |
|---|---|---|
| Helmut Krings | 23.999 | 0 |
| Dr. Jens Neiser | 0 | 0 |
| Pierre McMaster | 0 | 0 |

| Directors<br>Vorstand | Shares<br>Aktien | Subscription Rights<br>Bezugsrechte |
|---|---|---|
| Hannes Niederhauser | 3.098.192 | 0 |
| Hans Mühlbauer | 205.944 | 0 |
| Thomas Sparrvik | 0 | 0 |
| Ulrich Gehrmann | 195.000 | 0 |



# ➤ Consolidated balance sheet - Assets - Liabilities and Equity
# ➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

| ASSETS/AKTIVA | 30.06.2003 TEUR | 31.12.2002 TEUR |
|---|---|---|
| **Current Assets/Umlaufvermögen** | | |
| Cash or equivalent<br>Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 42.014 | 46.154 |
| Short-term investments<br>Wertpapiere des Umlaufvermögens | 698 | 1.031 |
| Accounts receivable, net<br>Forderungen aus Lieferungen und Leistungen | 30.849 | 39.251 |
| Inventories<br>Vorräte | 50.866 | 47.716 |
| Deferred income taxes, short-term<br>Latente Steuern | 3.717 | 3.662 |
| Other current receivables & assets<br>Übrige Forderungen | 11.648 | 14.610 |
| **Total current assets<br>Umlaufvermögen** | 139.792 | 152.424 |
| Investments<br>Finanzanlagen | 1.227 | 4.736 |
| Property, plant and equipment, net<br>Sachanlagen | 20.430 | 21.918 |
| Intangible assets<br>Immaterielle Vermögensgegenstände | 5.442 | 9.460 |
| Goodwill, net<br>Firmen- oder Geschäftswert | 80.579 | 100.667 |
| Deferred income taxes, long-term<br>Latente Steuern | 15.127 | 14.532 |
| **Total assets/Aktiva** | 262.597 | 303.737 |

| LIABILITIES AND EQUITY/PASSIVA | 30.06.2003 TEUR | 31.12.2002 TEUR |
|---|---|---|
| **Current Liabilities/Kurzfristige Verbindlichkeiten** | | |
| Accounts payable, trade<br>Verbindlichkeiten aus Lieferungen und Leistungen | 17.988 | 19.486 |
| Short term borrowings, bank<br>Verbindlichkeiten gegenüber Kreditinstituten | 15.759 | 16.758 |
| Current portion of capital lease obligation<br>Finanzierungsleasing (kurzfristig) | 208 | 460 |
| Accruals<br>Rückstellungen | 10.947 | 14.255 |
| Deferred revenues (short-term)<br>Passive Rechnungsabgrenzung (kurzfristig) | 786 | 379 |
| Deferred income taxes<br>Latente Steuern | 483 | 506 |
| Other current liablilities<br>Sonstige Verbindlichkeiten | 8.472 | 9.412 |
| **Total current liabilities<br>Kurzfristige Verbindlichkeiten total** | 54.643 | 61.256 |
| Long-term borrowings<br>Langfristige Verbindlichkeiten | 10.956 | 11.818 |
| Pensions<br>Pensionsrückstellungen | 169 | 139 |
| Deferred revenues (long-term)<br>Passive Rechnungsabgrenzung (langfristig) | 148 | 801 |
| Capital lease (long-term)<br>Finanzierungsleasing (langfristig) | 322 | 509 |
| Deferred income taxes, long-term<br>Langfristige latente Steuern | 2.434 | 2.002 |
| Minority interest<br>Anteile in Fremdbesitz | 1.739 | 5.904 |
| **Equity/Eigenkapital** | | |
| Registered capital<br>Gezeichnetes Kapital | 45.654 | 45.654 |
| Additional paid-in capital<br>Kapitalrücklage | 177.392 | 177.392 |
| Retained earnings<br>Gewinnvortrag | -14.584 | 16.384 |
| Other comprehensive income<br>Erfolgsneutrale Eigenkapitalveränderungen | -16.276 | -18.122 |
| Equity total<br>Eigenkapital total | 192.186 | 221.308 |
| **Total liabilities and equity/Passiva** | 262.597 | 303.737 |

# ➤ Consolidated Cash-Flow
# ➤ Konzern Cash-Flow (US-GAAP)

| | QII 2003 TEUR | QII 2002 TEUR | 1 HJ 2003 TEUR | 1 HJ 2002 TEUR |
|---|---|---|---|---|
| **Net income / loss**<br>**Konzernüberschuss / -fehlbetrag** | -31.943 | -4.042 | -30.968 | -1.380 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn | -785 | -211 | -888 | -148 |
| Depreciation and amortization of fixed assets and goodwill<br>Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 36.804 | 1.975 | 38.966 | 3.947 |
| Gain / loss on disposal of fixed assets<br>Gewinn / Verlust aus Abgang von Sachanlagevermögen | 208 | 545 | 256 | 137 |
| Deferred income taxes<br>Latente Steuern | -1.260 | 463 | -940 | 606 |
| Extraordinary Item<br>Ausserordentliches Ergebnis | 0 | 0 | 0 | -1.444 |
| Other non cash effective items<br>Sonstige nicht ausgabewirksame Gewinne und Verluste | -1.350 | -415 | -1.198 | -856 |
| Change in accounts receivable<br>Veränderungen der Forderungen aus Lieferungen und Leistungen | 3.649 | 4.466 | 6.241 | 4.040 |
| Change in inventories<br>Veränderungen der Vorräte | 1.010 | -631 | -3.264 | 137 |
| Change in other assets<br>Veränderungen der sonstigen Forderungen | 1.978 | -2 | 752 | 137 |
| Change in accounts payable and accrued charges<br>Veränderungen der Verbindlichkeiten und Rückstellungen | -5.637 | 3.642 | -4.540 | 2.303 |
| **Net cash used in / provided by operating activities**<br>**Cash Flow aus laufender Geschäftstätigkeit** | 2.674 | 5.790 | 4.417 | 7.479 |
| Proceeds from the sale or disposal of financial assets<br>Erlöse aus dem Abgang von kurzfristigen Finanzanlagen | 0 | 33 | 0 | 4.169 |
| Additions to financial assets<br>Erwerb von kurzfristigen Finanzanlagen | -988 | -260 | -1.762 | -260 |
| Proceeds from the sale or disposal of property and equipment<br>Erlöse aus dem Abgang von Anlagevermögen | 11 | 88 | 49 | 92 |
| Additions to fixed assets<br>Auszahlungen für Investitionen in das Anlagevermögen | 0 | -735 | 0 | -1.301 |
| Acquisitions of entities, net of cash<br>Erwerb von Beteiligungen | -747 | -1.140 | -5.006 | -4.066 |
| **Net cash used in / provided by investing activities**<br>**Mittelzufluss-/ abfluss aus der Investitionstätigkeit** | -1.724 | -2.014 | -6.719 | -1.366 |
| Proceeds / repayments of short-term borrowings<br>Aus- /Einzahlungen aus kurzfristigen Bankverbindlichkeiten | 319 | -2.431 | -1.138 | -6.850 |
| Repayment of long-term debt<br>Tilgung von Finanzverbindlichkeiten | 719 | 580 | -804 | 94 |
| Proceeds from long-term debt<br>Aufnahme langfristiger Finanzverbindlichkeiten | 610 | 19 | 610 | 60 |
| Proceeds of issuance of common shares<br>Einzahlungen aus Kapitalerhöhung | 0 | 538 | 0 | 538 |
| **Net cash used in / provided by financing activities**<br>**Cash Flow aus der Finanzierungstätigkeit** | 1.648 | -1.294 | -1.332 | -6.158 |
| Effect of exchange rate changes on cash<br>Einfluss von Wechselkursänderungen auf den Finanzmittelbestand | -738 | -663 | -506 | -560 |
| **Net change in cash and equivalents**<br>**Zahlungswirksame Veränderungen des Finanzmittelbestandes** | 1.860 | 1.819 | -4.140 | -605 |
| Cash and equivalents at beginning of period<br>Finanzmittelbestand am Anfang der Periode | 40.154 | 44.404 | 46.154 | 46.828 |
| **Cash and equivalents at end of period**<br>**Finanzmittelbestand am Ende der Periode** | 42.014 | 46.223 | 42.014 | 46.223 |



# ➤ Shareholder's Equity
# ➤ Eigenkapitalentwicklung

| | Registered capital<br>Gezeichnetes Kapital | Additional paid-in capital<br>Kapitalrücklage | Retained earnings<br>Bilanzgewinn/-verlust | Other comprehensive income<br>Ergebnisneutrale Eigenkapitalveränderungen | Total<br>Insgesamt |
|---|---|---|---|---|---|
| December 31, 2002 | *45.654* | *177.392* | *16.384* | *-18.122* | *221.308* |
| Forgeign currency exchange differences<br>Wechselkursveränderungen | *0* | *0* | *0* | *1.846* | *1.846* |
| Net income<br>Periodenüberschuss | *0* | *0* | *-30.968* | *0* | *-30.968* |
| June 30, 2003 | *45.654* | *177.392* | *-14.584* | *-16.276* | *192.186* |

# ➤ Segmentinformation
# ➤ Segmentberichterstattung

| 2003 | Europe<br>Europa<br>TEUR | North America<br>Nord Amerika<br>TEUR | Asia<br>Asien<br>TEUR | Consolidation<br>Konsolidierung<br>TEUR | Total<br>Summe<br>TEUR |
|---|---|---|---|---|---|
| Sales Revenues<br>Umsatzerlöse | 73.398 | 48.910 | 8.857 | -21.924 | 109.241 |
| Third party revenues<br>Aussenumsatz | 59.777 | 42.463 | 6.586 | 0 | 108.826 |
| Intercompany revenues<br>Innenumsatz | 13.621 | 6.447 | 2.271 | -21.924 | 415 |
| EBITA<br>EBITA | 3.584 | 1.359 | 280 | -1.068 | 4.155 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | 740 | 123 | 67 | -389 | 541 |
| Amortization and depreciation<br>Abschreibungen | 1.443 | 1.950 | 248 | 35.325 | 38.966 |
| Investment<br>Investitionen | 742 | 694 | 326 | 0 | 1762 |
| Balance sheet total<br>Bilanzsumme | 349.420 | 76.153 | 16.850 | -179.826 | 262.597 |

# ➤ Design Wins Long Term planning
# ➤ Design Wins Langfristplanung

**➤ Major Design Wins in the period**
**Major Design Wins in der Periode**

| Application/Applikation | Region/Region | Volume/Volumen |
|---|---|---|
| Gaming | Asia | 6,0 Mio. € |
| Military | USA | 4,0 Mio. € |
| Oil | France | 2,8 Mio. € |
| Public Security | USA | 2,5 Mio. € |
| Aeroplanes | USA | 1,1 Mio. € |
| Railways | East Europe | 1,0 Mio. € |


➤No. of design wins
Anzahl der Design Wins
15
10
5
0
6
8
6
9
8
15
Jan
Feb
Mar
Apr
May
Jun

**) Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
*Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.*


Boards
Applications
Systems

## ➤ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at locations in Southern Germany (Europe), Montreal, Minneapolis, San Diego (America) and Taipei (Asia). Founded as early as 1962, the company is a world market leader today with some 1,500 employees, a third of whom are engaged in research and development. As a result of the merger with JUMPtec Industrielle Computertechnik AG in the summer of 2002, the company has become by far the biggest supplier in the industry, now covering the entire product and supply chain in this field. The company is thus both a leader and pioneer within the Embedded Computer Technology (ECT) market. Self-owned sales agencies in over 20 countries support global sales.

Embedded computers (EC) are "binary brains" based on hardware and software, providing a wide variety of systems and devices with intelligence. The market for this technology is one of the most powerfully growing in the world. Embedded computer systems not only facilitate everyday life in many areas but are also universally usable as special industrial solutions. They are used in the electronic diagnosis systems of road vehicles, in medical technology devices, in cash machines and in ISDN video telephones, for example. Complex systems network jeep fleets, control the data flow in mobile telephone networks, ensure safety and speed on the Internet and are used for tilt angle calculation in the very latest rail vehicle technology. These systems are characterised by an increasing complexity and differentiation: instead of the currently still dominant individualised ECT solutions, an increasing number of solutions as developed by the Kontron Group are becoming more influential.

## ➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Süddeutschland (Europa), Montreal, Minneapolis und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer rund 1.500 Mitarbeiter, wobei ein Drittel in der Forschung und Entwicklung tätig sind. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der mit Abstand größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt das Unternehmen im Embedded Computer Technologie (ECT)-Markt eine absolute Spitzenposition und Vorreiterrolle ein. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Embedded Computer (EC) sind "elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Der Markt für diese Technologie ist einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Sie finden ihre Anwendung zum Beispiel in der Diagnose-Elektronik von Autos, in medizintechnischen Geräten, in Geldkarten-Terminals oder bei der Bildtelefonie mit ISDN. Komplexe Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität und Differenziertheit aus, so dass sich anstelle der derzeit noch oft vorherrschenden individuellen ECT-Lösungen immer mehr Lösungen, wie sie die Kontron-Gruppe entwickelt, durchsetzen.


kontron
... always a Jump ahead!

**Kontron AG**
**Oskar-von-Miller-Strasse 1**
**D-85386 Eching**
**Tel. +49 (0) 8165-770**
**Fax +49 (0) 8165-77385**
**Investor Relations: Gaby Moldan**
**investor@kontron.com**
**www.kontron.com**

# Quarterly Report III/2003
# Quartalsbericht III/2003

## ➤ Our word!

**The upturn in our sights**

The Kontron Group again fulfilled expectations in the third quarter of the current fiscal year. Despite the weakness of the US dollar, the Group's sales kept pace with the previous quarter at EUR 54.4 million, operating earnings (EBIT) rose over the previous quarter by nearly 40 percent to EUR 2.9 million. As a result performance exceeded expectations and the Group's operating earnings of EUR 6.4 million in the first nine months were four times those generated in the whole of fiscal 2002 (EUR 1.6 million). The earnings power of the Kontron Group has been enhanced by the systematic increase of our value creation. Based on the record level of orders on hand of EUR 98 million, we are assuming that we will once again increase our sales and earnings in the final quarter of 2003.



Overall, the Kontron Group is progressing according to schedule, this is indicative of its increased level of planning security. One of their most crucial features is the systematic recording of development orders ("design wins"), which usually result in concrete sales in the subsequent year. The fact that we have posted a significant increase in these "design wins" since June this year is making us optimistic for 2004. For one thing, business activity with the telecommunications equipment suppliers is reviving, while the gaming sector is also booming. Regional momentum is coming primarily from the USA, where we have been achieving sustained increases in new orders. The "emerging markets" (China, the Far East and Russia) are developing most positively; in 2003, sales in those countries will double to around EUR 35 million compared with the prior year. For 2004 we are planning to expand further into Eastern Europe. Generally speaking, we can now see some light at the end of the tunnel. We have the upturn firmly in our sights.

## ➤ Auf ein Wort

**Den Aufschwung im Visier**

Die Kontron-Gruppe hat auch im dritten Quartal des laufenden Geschäftsjahres im Rahmen der Erwartungen eine Punktlandung erreicht. Trotz schwachem US Dollar lag der Umsatz mit 54,4 Mio. Euro leicht über Vorquartalsniveau, das operative Ergebnis (EBIT) stieg sogar gegenüber dem Vorquartal um fast 40 Prozent auf 2,9 Mio. Euro. Damit konnten sogar die Erwartungen übertroffen werden und das operative Ergebnis der ersten neun Monate mit 6,4 Mio. Euro gegenüber dem Gesamtgeschäftsjahr 2002 (1,6 Mio. Euro) vervierfacht werden. Die Ertragskraft der Kontron-Gruppe wurde durch die systematische Erhöhung der Wertschöpfung nachhaltig gesteigert. Auf Basis des Rekordniveaus beim Auftragsbestand von 98 Mio. Euro, gehen wir davon aus, dass wir im Schlussquartal 2003 sowohl bei Umsatz wie auch dem Ergebnis noch einmal zulegen können.

Insgesamt liegt die Kontron-Gruppe sehr gut im Plan, ein Indiz für die gestiegene Planungssicherheit. Wesentlich hierbei ist u.a. die systematische Erfassung von Entwicklungsaufträgen("Design Wins"), die sich in der Regel im Folgejahr in konkreten Umsätzen niederschlagen.

Bei diesen "Design Wins" verzeichnen wir seit Juni dieses Jahres einen signifikanten Anstieg, der uns optimistisch für 2004 stimmt. Zum einen belebt sich das Geschäft mit den Telekommunikationsausrüstern, zum anderen boomt der Sektor Gaming. Regionale Impulse gehen vor allem von den USA aus, wo bei Neuaufträgen nachhaltige Steigerungen erzielt wurden. Auch die "Emerging Markets" (China, Fernost und Russland) entwickeln sich sehr gut; der Umsatz wird sich hier 2003 auf etwa 35 Mio. Euro gegenüber dem Vorjahr verdoppeln. Für 2004 ist eine weitere Expansion nach Osteuropa geplant. Insgesamt sehen wir jetzt einen Silberstreif am Horizont. Wir haben den Aufschwung fest im Visier.

**Hannes Niederhauser**
CEO/Chairman of the Board
Vorstandsvorsitzender

| | 1-9/2003 in Mio € | 1-9/2002*1 in Mio € |
|---|---|---|
| Revenue<br>Umsatzerlöse | 163,6 | 150,8 |
| Gross margin<br>Bruttoergebnis vom Umsatz | 64,2 | 59,1 |
| Operational cost<br>Operative Kosten | 56,8 | 59,7 |
| EBITDA | 12,4 | 8,1 |
| EBIT before goodwill write off<br>EBIT vor Firmenwertabschreibung | 6,4 | 1,7 |
| Net income *2<br>Periodenüberschuss | -29,3 | -0,9 |
| Cash flow from operat. activities<br>Operativer Cash Flow | 9,5 | 9,0 |

2*)including goodwill write off of 34,7 mio EURO in QII.
inclusive Firmenwertabschreibung von 34,7 Mio EURO in QII.

| | 9/2003 in Mio € | 12/2002 in Mio € |
|---|---|---|
| Cash & short term investments<br>Kassenbestand & kurzfristige Wertp. | 42,2 | 47,2 |
| - as of Bank loans<br>- davon Bankverbindlichkeiten | 23,7 | 28,6 |
| Inventory and trade receivables<br>Vorräte und Forderungen L.u.L. | 82,5 | 87 |
| Total assets<br>Bilanzsumme | 261 | 304 |
| Equity ratio<br>Eigenkapitalquote | 74% | 73% |
| Number of employees<br>Mitarbeiter | 1.556 | 1.487 |
| - as of which engineers in R & D<br>- davon Ingenieure in F & E | 552 | 557 |

**➤ Order backlog**
**➤ Auftragsbestand**

| 9/2003 | 6/2003 | 3/2003 in Mio € | 12/2002 | 9/2002 |
|---|---|---|---|---|
| 98 | 94 | 98 | 94 | 94 |

1*) incl. JUMPtec as of July 3, 2002


kontron
... always a Jump ahead!

## ➤ Our position

Kontron AG generated sales of EUR 54.4 million in the third quarter of 2003. Operating earnings (EBIT) amounted to EUR 2.9 million and rose by nearly 40 percent over the second quarter (EUR 2.1 million before special depreciation). Net income for the period under review amounted to EUR 1.6 million. Orders on hand were up from EUR 94 million to EUR 98 million, the gross margin advanced from 39 to 40.2 percent and the operational cash flow improved from EUR 2.7 million to EUR 5.1 million. The net cash sum increased from EUR 16 million to EUR 18.5 million. In terms of sales and earnings, particularly gratifying trends were shown by the USA and the emerging markets of China, the Far East and Russia in the third quarter. In China and the Far East, Kontron is currently growing at a rate of 15 per cent per quarter, and its EBIT margins by 7 per cent. In Russia, sales are going to almost treble to more than EUR 8 million compared with the prior year. In the USA, incoming orders have increased continuously from EUR 25.6 million in the first quarter to EUR 30 million in the third quarter. This growth rate is even higher if exchange rate effects are taken into account. For the first nine months of 2003 business year the Kontron Group is posting sales of EUR 164 million over EUR 151 million in the prior year period (note that JUMPtec was added to the Kontron balance sheet as of the third quarter of 2002 for the first time). In the first nine months, operating earnings (EBIT before special depreciations in the second quarter), nearly quadrupled from EUR 1.6 million in previous year to EUR 6.4 million.

The level of liquidity in the Kontron Group remains excellent. Operating cash flow increased from EUR 1.7 million in the first quarter to EUR 2.7 million in the second quarter, and again to EUR 5.1 million in the third quarter. With financial resources amounting to EUR 42.2 million and a further reduction in bank liabilities to EUR 23.7 million, net cash stands at EUR 18.5 million.


➤ EBIT Trend (mio €) before Goodwill write off Q2/03
➤ EBIT Trend (mio €) vor Goodwillsonderabschreibung Q2/03
6
4
2
0
1,4
2,1
2,9
1,6
6,4
Q1
Q2
Q3
2002
YTD 2003

## ➤ Zur Lage

Die Kontron AG hat im dritten Quartal 2003 einen Umsatz von 54,4 Mio. Euro erzielt. Das operative Ergebnis (EBIT) betrug 2,9 Mio. Euro und stieg damit um fast 40 Prozent gegenüber dem zweiten Quartal (2,1 Mio. Euro vor Sonderabschreibung). Der Periodenüberschuss betrug 1,6 Mio. Euro. Der Auftragsbestand wuchs von 94 Mio. Euro auf 98 Mio. Euro, die Bruttomarge stieg von 39 auf 40,2 Prozent, der operative Cash-Flow stieg von 2,7 Mio. Euro auf 5,1 Mio. Euro. Die Netto-Cash-Summe wuchs von 16 Mio. Euro auf 18,5 Mio. Euro. Besonders erfreulich bei Umsatz und Ergebnis haben sich im dritten Quartal die USA sowie die aufstrebenden Märkte China, Fernost und Russland entwickelt. In China und Fernost wächst Kontron derzeit von Quartal zu Quartal bis zu 15 Prozent, bei EBIT-Margen von 7 Prozent. In Russland wird sich der Umsatz gegenüber dem Vorjahr auf über 8 Mio. fast verdreifachen. In den USA sind die Auftragseingänge kontinuierlich von 25,6 Mio. Euro im ersten Quartal auf 30 Mio. Euro im dritten Quartal gestiegen. Bereinigt um Währungseffekte liegt dieses Wachstum noch höher.

Für die ersten neun Monate des Geschäftsjahres 2003 ergibt sich für die Kontron-Gruppe ein Umsatz von 164 Mio. Euro gegenüber 151 Mio. Euro im Vorjahreszeitraum (zu beachten: JUMPtec erst ab drittem Quartal 02 in der Kontron-Bilanz). Das operative Ergebnis (EBIT vor Sonderabschreibung im zweiten Quartal) konnte in den ersten neun Monaten mit 6,4 Mio. Euro gegenüber dem Vorjahreszeitraum (1,6 Mio. Euro) vervierfacht werden.

Die Liquidität der Kontron-Gruppe ist nach wie vor hervorragend. Der operative Cashflow stieg von 1,7 Mio. Euro im ersten Quartal auf 2,7 Mio. Euro im zweiten Quartal und 5,1 Mio. Euro im dritten Quartal. Bei einem Finanzmittelbestand von 42,2 Mio. Euro und weiter gesunkenen Bankverbindlichkeiten von 23,7 Mio. Euro beträgt der Netto Cash 18,5 Mio. Euro.

## ➤ The Stock

Once again, the Kontron AG stock developed positively in the third quarter, returning to a level above EUR 6 for the first time in October after falling to its year's low of just over EUR 2. This means that since the TecDax was launched on March 24 this year, the Kontron stock has risen by more than 200 per cent while the index of the 30 leading technology stocks has moved up by only approx. 50 per cent. In the third quarter Kontron AG made only limited use of its option to buy back up to 10 per cent of the shares, and repurchases a total of 150,000 shares.


➤ Indexwert Tec-DAX
in EUR
➤ Kursverlauf Aktie Kontron AG
6
5
4
01.07.2003
01.08.2003
01.09.2003
01.10.2003
31.10.2003

## ➤ Zur Aktie

Die Aktie der Kontron AG hat sich auch im dritten Quartal positiv entwickelt und konnte im Oktober nach dem Jahrestief von knapp über 2 Euro erstmals wieder die 6 Euro-Marke überschreiten. Damit hat die Kontron-Aktie seit dem Start des TecDax am 24. März dieses Jahres um mehr als 200 Prozent zugelegt, während der Index der 30 größten Technologiewerte lediglich um ca. 50 Prozent gestiegen ist. Von der Option, bis zu 10 Prozent der Aktien zurückzukaufen, hat die Kontron AG im dritten Quartal nur in begrenztem Umfang Gebrauch gemacht, indem 150.000 Aktien zurück erworben wurden.



## ➤ Planning security and growth momentum

The Kontron Group has systematically enhanced and refined its risk management and planning system. In addition to the "traditional" indicators of orders on hand and incoming orders, two newly established information systems can now be deployed to increase the accuracy of medium and long term planning. The "sales funnel" permits forecasts for the following half-year that are based on the order expectations of more than 200 Kontron sales staff. Of particular significance for long term planning – and therefore for the annual forecasts – is the systematic recording of development orders, so-called design wins, that Kontron has been installing since the beginning of this year. A planning period of between one and four years can be evaluated with the help of these instruments. After a development order has been placed, it can be assumed that this order will result in concrete sales during the following year. Kontron evaluates a customer project as a design win if it is expected to generate sales of more than EUR 1 million. In the third quarter, such projects included a gaming supplier with an expected sales volume of more than EUR 9 million and a telecommunications equipment supplier with approx. EUR 3 million (see table). Both the number and the expected volume of the design wins have increased strongly, particularly since June this year, with the result that Kontron can expect a corresponding level of sales (growth) from the second half of next year at the latest. While the number of development orders in January 2003 was still only 6, this figure had more than doubled to 15 by June and had reached 52 in the third quarter. This also provides evidence of the strong revival in business that Kontron has been experiencing in the USA since the third quarter: four of the seven largest design wins in the third quarter came from the USA (see table), an indication that the US market will again be an important growth engine for Kontron in 2004. Momentum is being provided here by new technologies that Kontron has been developing for the embedded computer segment: from external high-performance systems with data rates of 8 gigabits per second, seven different products based on Intel's® new Pentium M technology, to battery-fed extremely energy-saving applications connected in wireless form.

➤ No. of design wins 2003
Anzahl der Design Wins 2003


20
15
10
5
6
8
6
9
8
15
18
19
15
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sept.


## ➤ Planungssicherheit und Wachstumsimpulse

Die Kontron-Gruppe hat ihr Risikomanagement- und Planungssystem systematisch ausgebaut und verfeinert. Neben den "traditionellen" Indikatoren des Auftragsbestands und der Auftragseingänge, können mit zwei neu etablierten Informationssystemen genauere mittel- und langfristige Planungen erfolgen. Der "sales-funnel" erlaubt Prognosen für das nächste Halbjahr, basierend auf den Auftragserwartungen der mehr als 200 Kontron-Vertriebsmitarbeiter. Besonders bedeutsam für die langfristige Planung – und damit für die Jahresprognosen – ist die systematische Erfassung von Entwicklungsaufträgen, sogenannte Design Wins, die Kontron seit Beginn dieses Jahres installiert hat. Mit diesem Instrumentarium kann ein Planungszeitraum von einem bis zu vier Jahren evaluiert werden. So kann man nach Erteilung eines Entwicklungsauftrags davon ausgehen, dass sich dieser innerhalb des nächsten Jahres in konkrete Umsätze niederschlägt. Kontron bewertet ein Kundenprojekt dann als Design Win, wenn Umsätze von mehr als 1 Mio. Euro erwartet werden. Im dritten Quartal waren dies u.a. ein Gaminghersteller mit mehr als 9 Mio. Euro und ein Telekommunikationsausrüster mit etwa 3 Mio. Euro erwartetem Umsatzvolumen (siehe Tabelle). Sowohl die Anzahl wie auch das erwartete Volumen der Design Wins haben insbesondere seit dem Juni dieses Jahres stark zugenommen, so dass Kontron spätestens von der zweiten Hälfte des kommenden Jahres an mit einem entsprechenden Umsatz (Wachstum) rechnen kann. Lag die Anzahl der Entwicklungsaufträge im Januar 2003 noch bei 6, so hat sie sich im Juni auf 15 mehr als verdoppelt und lag im dritten Quartal bei 52. Dokumentiert wird hier auch die starke Geschäftsbelebung, die Kontron seit dem dritten Quartal in den USA erlebt: Vier der sieben größten Design Wins im dritten Quartal kommen aus Amerika (s. Tabelle); ein Indikator, dass der amerikanische Markt auch 2004 ein bedeutender Wachstumsmotor für Kontron sein wird. Impulse setzen dabei neue Technologien, die Kontron derzeit für den Embedded Computer-Bereich entwickelt hat: von externen Hochleistungssystemen mit Datenraten von bis zu 8 Gigabit pro Sekunde, von bereits sieben verschiedenen Produkten, basierend auf Intel's® neuer Pentium M Technologie bis zu batteriegespeisten extrem energiesparenden Applikationen mit wireless Anbindung.

## ➤ Outlook: further growth in 2004

Kontron AG is assuming that it can again increase its sales and earnings in the fourth quarter. If this turns out to be correct, the Group will have completely fulfilled – or exceeded - the forecasts and targets that it had formulated for fiscal 2003. On total sales of EUR 221 million (previous year EUR 215 million) Kontron is anticipating operating earnings (EBIT before special depreciation / amortization) of at least EUR 9 million in 2003, which is 30 percent more than the forecasted EUR 7 million. Kontron AG is expecting 2004 to bring forth a marked revival in business, particularly in the second half of the year. A great deal of momentum for vigorous growth will come from the US market and the new sales regions (emerging markets) of China, the Far East, Russia and Eastern Europe. While the USA is already contributing 40 per cent of the Kontron Group's aggregate sales, the proportion accounted for by the emerging markets will increase from 8.6 to 15 per cent in 2003 and again to something in the region of 20 per cent in 2004. For reasons of risk management, the Group is not aiming for a higher proportion at present.

## ➤ Ausblick: Wieder Wachstum in 2004

Die Kontron AG geht davon aus, dass Umsatz und Ergebnis im vierten Quartal noch einmal verbessert werden können. Die Prognosen und formulierten Ziele für das Geschäftsjahr 2003 werden damit voll erreicht bzw. übertroffen: Bei einem Gesamtumsatz von mindestens 221 Mio. Euro (Vorjahr 215 Mio. Euro) erwartet Kontron ein operatives Ergebnis (EBIT vor Firmenwertsonderabschreibung) von mindestens 9 Mio. Euro, 30 Prozent mehr als die prognostizierten 7 Mio. Euro. Für 2004 erwartet die Kontron AG wieder eine deutliche Belebung des Geschäfts, vor allem von der zweiten Hälfte des nächsten Jahres an. Starke Impulse für ein kräftiges Wachstum werden vom US-Markt wie auch den neuen Absatzregionen (Emerging Markets) China und Fernost sowie Russland und Osteuropa ausgehen. Während die USA bereits heute 40 Prozent zum Gesamtumsatz der Kontron-Gruppe beitragen, wird der Anteil der Emerging Markets 2003 von 8,6 auf 15 Prozent steigen und 2004 auf bis zu 20 Prozent weiter zunehmen. Ein deutlich höherer Anteil wird vorerst – aus Kriterien des Risikomanagements – nicht angestrebt.

# ➤ Consolidated statement of income
# ➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

| | QIII 2003 TEUR | QIII 2002 TEUR | 01-09/2003 TEUR | 01-09/2002 TEUR |
|---|---|---|---|---|
| **Revenues**<br>**Umsatzerlöse** | 54.379 | 60.175 | 163.621 | 150.814 |
| Cost of goods sold<br>Herstellungskosten des Umsatzes | -32.527 | -38.570 | -99.392 | -91.665 |
| **Gross margin**<br>**Bruttoergebnis vom Umsatz** | 21.852 | 21.605 | 64.229 | 59.149 |
| Selling and marketing cost<br>Vertriebskosten | -7.002 | -8.747 | -21.362 | -25.452 |
| General and administrative cost<br>Allgemeine Verwaltungskosten | -5.474 | -6.228 | -16.494 | -14.468 |
| Research and development cost<br>Forschungs- und Entwicklungskosten | -6.447 | -7.657 | -18.941 | -19.818 |
| **Total operating cost**<br>**Summe operative Kosten** | -18.923 | -22.632 | -56.797 | -59.738 |
| Other operating income and expense<br>Sonstige betriebliche Erträge und betriebliche Aufwendungen | 60 | 2.465 | -289 | 3.487 |
| **Income before financial income, income taxes, minority interest and amortisation of goodwill**<br>**Ergebnis v. Finanzergebnis, Ertragsteuern, Gewinnanteilen and. Gesellschafter, Abschreibung Firmenwert** | 2.989 | 1.438 | 7.143 | 2.898 |
| Amortization and reversal of goodwill<br>Abschreibung und Auflösung von Firmenwerten | -104 | -569 | -35.425 | -1.216 |
| **Income before financial income, income taxes and minority interest**<br>**Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter** | 2.885 | 869 | -28.282 | 1.682 |
| Financial items<br>Finanzergebnis | -332 | -2.768 | -481 | -8.135 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | -690 | 338 | -1.230 | 1.935 |
| **Net income / loss before minority interest**<br>**Konzernüberschuss / -fehlbetrag vor Gewinnanteilen anderer Gesellschafter** | 1.863 | -1.561 | -29.993 | -4.518 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn | -245 | 2.030 | 643 | 2.163 |
| Extraordinary Item (change of method in evaluation)[1]<br>Ausserordentliches Ergebnis (Änderung der Bewertungsmethode) | 0 | 0 | -1 | 1.444 |
| **Net income / loss**<br>**Konzernüberschuss / -fehlbetrag** | 1.618 | 469 | -29.351 | -911 |
| ***Net Income / loss per share (basic) in €***<br>Ergebnis je Aktie (unverwässert) in € | 0,04 | 0,01 | -0,64 | -0,02 |
| Net Income / loss per share (diluted) in €<br>Ergebnis je Aktie (verwässert) in € | 0,03 | 0,01 | -0,63 | -0,02 |
| Weighted average shares outstanding (basic) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend | 45.654 | 45.654 | 45.654 | 45.654 |
| Weighted average shares outstanding (diluted) in thousand<br>Durchschnittlich im Umlauf befindliche Aktien verwässert) in Tausend | 47.689 | 47.400 | 46.471 | 47.400 |

*1) Cancellation of badwill EUR 12.3 Mio., Depreciation of goodwill EUR 10.9 Mio. /Auflösung Negativer Firmenwert 12,3 Mio. EUR, Abschreibung Positiver Firmenwert 10,9 Mio EUR*

# ➤ Design Wins* Long Term planning/Langfristplanung

**➤ Major Design Wins in Q3/2003 / Major Design Wins im 3. Quartal 2003**

| Application/Applikation | Region/Region | Volume/Volumen |
|---|---|---|
| Gaming | USA | 9,0 Mio. € |
| Military | USA | 3,6 Mio. € |
| Telecom | USA | 3,0 Mio. € |
| Automation | Germany | 2,6 Mio. € |

| Application/Applikation | Region/Region | Volume/Volumen |
|---|---|---|
| Military | USA | 2,0 Mio. € |
| TVs | Germany | 2,0 Mio. € |
| Gaming | Asia | 1,5 Mio. € |

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
*Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.*



kontron
... always a Jump ahead!

# ➤ Consolidated balance sheet - Assets - Liabilities and Equity
# ➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

| ASSETS/AKTIVA | 30.09.2003 TEUR | 31.12.2002 TEUR |
|---|---|---|
| **Current Assets/Umlaufvermögen** | | |
| Cash or equivalent<br>Schecks, Kassenbestände, Guthaben bei Kreditinstituten | 41.195 | 46.154 |
| Short-term investments<br>Wertpapiere des Umlaufvermögens | 970 | 1.031 |
| Accounts receivable, net<br>Forderungen aus Lieferungen und Leistungen | 31.842 | 39.251 |
| Inventories<br>Vorräte | 50.627 | 47.716 |
| Deferred income taxes, short-term<br>Latente Steuern | 3.456 | 3.662 |
| Other current receivables & assets<br>Übrige Forderungen | 10.314 | 14.610 |
| **Total current assets<br>Umlaufvermögen** | 138.404 | 152.424 |
| Investments<br>Finanzanlagen | 1.158 | 4.736 |
| Property, plant and equipment, net<br>Sachanlagen | 19.971 | 21.918 |
| Intangible assets<br>Immaterielle Vermögensgegenstände | 5.214 | 9.460 |
| Goodwill, net<br>Firmen- oder Geschäftswert | 81.498 | 100.667 |
| Deferred income taxes, long-term<br>Latente Steuern | 14.778 | 14.532 |
| **Total assets/Aktiva** | 261.023 | 303.737 |

| LIABILITIES AND EQUITY/ PASSIVA | 30.09.2003 TEUR | 31.12.2002 TEUR |
|---|---|---|
| **Current Liabilities/Kurzfristige Verbindlichkeiten** | | |
| Accounts payable, trade<br>Verbindlichkeiten aus Lieferungen und Leistungen | 19.017 | 19.486 |
| Short term borrowings, bank<br>Verbindlichkeiten gegenüber Kreditinstituten | 13.294 | 16.758 |
| Current portion of capital lease obligation<br>Finanzierungsleasing | 164 | 460 |
| Accruals<br>Rückstellungen | 10.762 | 14.255 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 644 | 379 |
| Deferred income taxes<br>Latente Steuern | 540 | 506 |
| Other current liablilities<br>Sonstige Verbindlichkeiten | 8.344 | 9.412 |
| **Total current liabilities<br>Kurzfristige Verbindlichkeiten total** | 52.765 | 61.256 |
| Long-term borrowings<br>Langfristige Verbindlichkeiten | 10.365 | 11.818 |
| Pensions<br>Pensionsrückstellungen | 177 | 139 |
| Deferred revenues<br>Passive Rechnungsabgrenzung | 131 | 801 |
| Capital lease long-term<br>Finanzierungsleasing | 335 | 509 |
| Deferred income taxes, long-term<br>Langfristige latente Steuern | 2.412 | 2.002 |
| Minority interest<br>Anteile in Fremdbesitz | 2.616 | 5.904 |
| **Equity/Eigenkapital** | | |
| Registered capital<br>Gezeichnetes Kapital | 45.654 | 45.654 |
| Additional paid-in capital<br>Kapitalrücklage | 177.392 | 177.392 |
| Retained earnings<br>Gewinnvortrag | -12.966 | 16.384 |
| Other comprehensive income<br>Erfolgsneutrale Eigenkapitalveränderungen | -17.858 | -18.122 |
| Equity total<br>Eigenkapital total | 192.222 | 221.308 |
| **Total liabilities and equity/Passiva** | 261.023 | 303.737 |

# ➤ Consolidated Cash-Flow
# ➤ Konzern Cash-Flow (US-GAAP)

| | QIII 2003 TEUR | QIII 2002 TEUR | 01-09/2003 TEUR | 01-09/2002 TEUR |
|---|---|---|---|---|
| **Net income / loss**<br>**Konzernüberschuss / -fehlbetrag** | 1.618 | 469 | -29.351 | -911 |
| Minority interest<br>Auf Anteile in Fremdbesitz entfallender Gewinn | 245 | -2.015 | -643 | -2.163 |
| Loss from at equity consolidated companies<br>Eigenkapitalverluste von at equity konsolidierten Gesellschaften | 0 | 0 | 0 | 0 |
| Depreciation and amortization of fixed assets and goodwill<br>Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten | 1.698 | 2.412 | 40.664 | 6.359 |
| Gain/loss on disposal fo fixed assets<br>Gewinn/Verlust aus Abgang von Sachanlagevermögen | -35 | 0 | 221 | 137 |
| Deferred income taxes<br>Latente Steuern | 641 | -2.729 | -299 | -2.123 |
| Extraordinary Item<br>Ausserordentliches Ergebnis | 0 | -217 | 0 | -1.661 |
| Other non cash effective items<br>Sonstige nicht ausgabewirksame Gewinne und Verluste | -431 | 122 | -1.629 | -734 |
| Change in accounts receivable<br>Veränderungen der Forderungen aus Lieferungen und Leistungen | -699 | 4.019 | 5.542 | 8.059 |
| Change in inventories<br>Veränderungen der Vorräte | -246 | 7.748 | -3.511 | 7.885 |
| Change in other assets<br>Veränderungen der sonstigen Forderungen | 1.199 | -2.234 | 1.955 | -2.097 |
| Change in accounts payable and accrued charges<br>Veränderungen der Verbindlichkeiten und Rückstellungen | 1.106 | -6.029 | -3.433 | -3.726 |
| **Net cash used in / provided by operating activities**<br>**Cash Flow aus laufender Geschäftstätigkeit** | 5.096 | 1.546 | 9.516 | 9.025 |
| Proceeds from the sale or disposal of financial assets<br>Erlöse aus dem Abgang von kurzfristigen Finanzanlagen | 75 | -853 | 75 | 3.316 |
| Additions to financial assets<br>Erwerb von kurzfristigen Finanzanlagen | -28 | -906 | -28 | -1.166 |
| Proceeds from the sale or disposal of property and equipment<br>Erlöse aus dem Abgang von Anlagevermögen | -6 | 0 | 43 | 90 |
| Additions to fixed assets<br>Auszahlungen für Investitionen in das Anlagevermögen | -891 | -1.675 | -2.653 | -2.976 |
| Acquisitions of entities, net of cash<br>Erwerb von Beteiligungen | -1.117 | 1.861 | -6.124 | -2.205 |
| **Net cash used in / provided by investing activities**<br>**Mittelzufluss-/ abfluss aus der Investitionstätigkeit** | -1.967 | -1.573 | -8.687 | -2.941 |
| Proceeds / repayments of short-term borrowings<br>Aus- /Einzahlungen aus kurzfristigen Bankverbindlichkeiten | -2.539 | 3.607 | -3.677 | -3.243 |
| Repayment of long-term debt<br>Tilgung von Finanzverbindlichkeiten | -604 | -1.097 | -1.408 | -1.003 |
| Proceeds from long-term debt<br>Aufnahme langfristiger Finanzverbindlichkeiten | -635 | 123 | 0 | 184 |
| Proceeds of issuance of common shares<br>Einzahlungen aus Kapitalerhöhung | 25 | 0 | 0 | 538 |
| **Net cash used in / provided by financing activities**<br>**Cash Flow aus der Finanzierungstätigkeit** | -3.753 | 2.633 | -5.085 | -3.524 |
| Effect of exchange rate changes on cash<br>Einfluss von Wechselkursänderungen auf den Finanzmittelbestand | -195 | -62 | -703 | -621 |
| **Net change in cash and equivalents**<br>**Zahlungswirksame Veränderungen des Finanzmittelbestandes** | -819 | 2.544 | -4.959 | 1.939 |
| Cash and equivalents at beginning of period<br>Finanzmittelbestand am Anfang der Periode | 42.014 | 46.223 | 46.154 | 46.828 |
| **Cash and equivalents at end of period**<br>**Finanzmittelbestand am Ende der Periode** | 41.195 | 48.767 | 41.195 | 48.767 |



## ➤ Shareholder's Equity
## ➤ Eigenkapitalentwicklung

| | Registered capital<br>Gezeichnetes Kapital | Additional paid-in capital<br>Kapitalrücklage | Retained earnings<br>Bilanzgewinn/-verlust | Other comprehensive income<br>Ergebnisneutrale Eigenkapitalveränderungen | Total<br>Insgesamt |
|---|---|---|---|---|---|
| December 31, 2002 | *45.654* | *177.392* | *16.384* | *-18.122* | *221.308* |
| Forgeign currency exchange differences<br>Wechselkursveränderungen | *0* | *0* | *0* | *264* | *264* |
| Net income<br>Periodenüberschuss | *0* | *0* | *-29.350* | *0* | *-29.350* |
| Sept 30, 2003 | *45.654* | *177.392* | *-12.966* | *-17.858* | *192.222* |

## ➤ Segmentinformation
## ➤ Segmentberichterstattung

| 2003 | Europe<br>Europa<br>TEUR | North America<br>Nord Amerika<br>TEUR | Asia<br>Asien<br>TEUR | Consolidation<br>Konsolidierung<br>TEUR | Total<br>Summe<br>TEUR |
|---|---|---|---|---|---|
| Sales Revenues<br>Umsatzerlöse | 107.678 | 73.889 | 15.301 | -33.247 | 163.621 |
| Third party revenues<br>Aussenumsatz | 87.765 | 64.059 | 11.313 | 0 | 163.137 |
| Intercompany revenues<br>Innenumsatz | 19.914 | 9.829 | 3.988 | -33.247 | 484 |
| EBITA<br>EBITA | 5.871 | 2.474 | 678 | -1.880 | 7.143 |
| Income taxes<br>Steuern vom Einkommen und Ertrag | 888 | 363 | 108 | -129 | 1.230 |
| Amortization and depreciation<br>Abschreibungen | 2.180 | 2.735 | 372 | 35.377 | 40.664 |
| Investment<br>Investitionen | 1.087 | 784 | 811 | 0 | 2.682 |
| Balance sheet total<br>Bilanzsumme | 348.458 | 75.914 | 20.500 | -183.849 | 261.023 |

## ➤ Shareholders within Management
## ➤ Aktionäre im Management

| Supervisory Board<br>Aufsichtsrat | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Helmut Krings | 23.999 | 0 |
| Dr. Jens Neiser | 0 | 0 |
| Pierre McMaster | 0 | 0 |

| Directors<br>Vorstand | Shares<br>Aktien | Options<br>Aktienoptionen |
|---|---|---|
| Hannes Niederhauser | 3.098.192 | 0 |
| Hans Mühlbauer | 0* | 0 |
| Ulrich Gehrmann | 195.000 | 110.000 |
| Thomas Sparrvik | 0 | 100.000 |

** Mr. Mühlbauer holds indirectly 191.736 shares via his holding Vetos GmbH*
*Herr Mühlbauer hält indirekt 191.736 Aktien über seine Gesellschaft Vetos GmbH*


Boards
Applications
Systems

## ➤ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at locations in Southern Germany (Europe), Montreal, Minneapolis, San Diego (America) and Taipei (Asia). Founded as early as 1962, the company is a world market leader today with some 1,500 employees, a third of whom are engaged in research and development. As a result of the merger with JUMPtec Industrielle Computertechnik AG in the summer of 2002, the company has become by far the biggest supplier in the industry, now covering the entire product and supply chain in this field. The company is thus both a leader and pioneer within the Embedded Computer Technology (ECT) market. Self-owned sales agencies in over 20 countries support global sales.

Embedded computers (EC) are "binary brains" based on hardware and software, providing a wide variety of systems and devices with intelligence. The market for this technology is one of the most powerfully growing in the world. Embedded computer systems not only facilitate everyday life in many areas but are also universally usable as special industrial solutions. They are used in the electronic diagnosis systems of road vehicles, in medical technology devices, in cash machines and in ISDN video telephones, for example. Complex systems network jeep fleets, control the data flow in mobile telephone networks, ensure safety and speed on the Internet and are used for tilt angle calculation in the very latest rail vehicle technology. These systems are characterised by an increasing complexity and differentiation: instead of the currently still dominant individualised ECT solutions, an increasing number of solutions as developed by the Kontron Group are becoming more influential.

## ➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Süddeutschland (Europa), Montreal, Minneapolis und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer rund 1.500 Mitarbeiter, wobei ein Drittel in der Forschung und Entwicklung tätig sind. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der mit Abstand größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt das Unternehmen im Embedded Computer Technologie (ECT)-Markt eine absolute Spitzenposition und Vorreiterrolle ein. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Embedded Computer (EC) sind "elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Der Markt für diese Technologie ist einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Sie finden ihre Anwendung zum Beispiel in der Diagnose-Elektronik von Autos, in medizintechnischen Geräten, in Geldkarten-Terminals oder bei der Bildtelefonie mit ISDN. Komplexe Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität und Differenziertheit aus, so dass sich anstelle der derzeit noch oft vorherrschenden individuellen ECT-Lösungen immer mehr Lösungen, wie sie die Kontron-Gruppe entwickelt, durchsetzen.


kontron
... always a Jump ahead!

**Kontron AG**
**Oskar-von-Miller-Strasse 1**
**D-85386 Eching**
**Tel. +49 (0) 8165-770**
**Fax +49 (0) 8165-77385**
**Investor Relations: Gaby Moldan**
**investor@kontron.com**
**www.kontron.com**

**Appendix 6: "Ad-hoc" News Releases for 2003**

# Successful placement of convertible bond

**Revenue of EUR 29.1 million bolsters technological expansion and strong growth in the emerging markets / Broadening of the capital base with favorable financing costs**



Eching, 27 November 2003. Kontron AG has successfully placed the issue of a convertible bond announced on 26 November. By issuing this convertible bond with a volume of EUR 29.1 million, a term of four years, a conversion premium of 38 percent and an interest rate of a nominal 3 percent per annum, Kontron has taken advantage of the currently attractive environment for convertible bonds and secured particularly low interest rates. The new issue, which excluded subscription rights of shareholders, was accompanied by the Hypovereinsbank. The convertible bond entitles the investor to convert 3.4 million shares within the next four years. The conversion price is EUR 8.56 per share. "This has enabled us to broaden our capital base. We will use the revenue from the issue to repay the partly higher interest due on Kontron AG's liabilities. Our primary aim is, however, to reinforce our market position in the growth markets of the Far East and Russia and to press ahead with our technology expansion", commented CEO Hannes Niederhauser.

Alongside Europe and the US, the so-called emerging markets, in particular Russia, Eastern Europe, China and the Far East are important strategic regions for Kontron where, as early as 2003, sales are expected to double year on year to around EUR 35 million. Renewed expansion is planned for 2004. In China, for instance, where Kontron initiated a joint venture with a leading ECT manufacturer in Beijing at the start of 2003, sales and distribution offices are to be set up in 14 different cities in the coming months. Kontron has expanded its presence in Russia as well where it has outlets in five different cities through a joint venture with a leading domestic ECT manufacturer. Next year new Kontron sales outlets are to be set up in Poland, the Czech Republic, Hungary and in the Baltic states. According to Niederhauser, the plan is not so much "big acquisition" but the careful selection of cooperations, partnerships and sales premises in the respective countries.

In order to expand its technological leadership, thereby securing its competitive edge in future as well, Kontron has adopted an anticyclical approach and stepped up its research and development activities this year, mainly by building up new capacity and developing new technologies in Eastern Europe. The recent takeover of the Roding location (Upper Palatinate) of the insolvent company ROI Computer AG has enabled Kontron to extend its technology base for so-called human machine interfaces. ROI was specialized in these custom-generated embedded computer solutions which are used especially in the area of automation. Kontron intends to keep the Roding location for the most part with its existing orders on hand and customer relationships, along with its production facilities and stocks. The know-how of the development department is also to be used. "Initial proof of the success of our technology initiative is shown by the fact that Wonderware and Wago have chosen Kontron as a strategic partner for embedded technology", explained Niederhauser. Wonderware is global market leader for process automation and Wago one of the leading suppliers for the recording of data in automation. "With the Kontron technology, our partners are now in a position to offer full automation solutions for international customers", was Niederhauser's comment.

Ad hoc: Kontron issues convertible bond...

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kontron
... always a Jump ahead!

**November 26, 2003**

Eching, November 26th, 2003. Kontron AG will issue today private convertible bond with a volume of appr. EUR 29 mio. The volume is based on the final share pricing of November 25th, 2003. The convertible bond is due within 4 years and converts at the premium of 38 percent. The convertible bond is based on an interest rate of 3 percent per year. Subscription rights are excluded. With this transaction, Kontron will benefit from the current attractive market for convertible bonds and secure current low interest rates. The proceeds will be used for further technology expansion and to support the strong growth in the 'emerging markets'.

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron raises profit forecast for 2003 by 30...

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kontron
... always a Jump ahead!

**November 12, 2003**

- Q3 EBIT up to EUR 2.9 million, operating cash flows increases to EUR 5.1 million
- Orders at hand reach record level of EUR 98 million
- Strong growth in the USA, Far East and Russia

12.11.2003. In the third quarter of the ongoing business year TecDAX listed Kontron AG has posted sales slightly above the level of the previous quarter (EUR 54.4 million) in connection with a considerable increase in operating earnings: by comparison with the previous quarter, EBIT improved by almost 40.2 percent to EUR 2.9 million (Q2: EUR 2.1 million before special depreciations), while net income for the period under review amounted to EUR 1.6 million. In the second quarter, the orders at hand rose from EUR 94 million to the record level of EUR 98 million, net cash improved from EUR 16 million to EUR 18.5 million, the gross margin rose from 39 to 40.2 percent and operating cash flow shot up from EUR 2.7 million to EUR 5.1 million. In the first nine months of the 2003 business year the Kontron Group generated sales of EUR 164 million over EUR 151 million in the prior year period (including JUMPtec as of the third quarter of 2002). The operating earnings of EUR 6.4 million recorded in the first nine months represented a fourfold increase over the same period last year (EUR 1.6 million). The net result of EUR -29.4 million at the end of the third quarter is attributable to the non-cash goodwill amortization of EUR 34.7 million for JUMPtec in the second quarter. Kontron assumes that sales and earnings will rise significantly in the fourth quarter. Firmer demand, the increasing inflow of development assignments and orders, and particularly the strong growth in the United States, the Far East and Russia will already show a positive effect in the 2003 business year: on total sales of at least EUR 221 million (previous year: EUR 215 million). Kontron is expecting earnings of at least EUR 9 million, representing 30 percent more than the forecasted EUR 7 million. The company expects to achieve further marked growth in 2004.

**Information:**
Gaby Moldan Kontron AG
Phone: ++49 8165/77212
Email: gaby.moldan@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Ad hoc: Kontron AG Repurchase of shares...

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**June 25, 2003**

After the end of the annual general meeting, the management board of Kontron AG decided on June 24th, 2003 to use the authorization to repurchase shares which was granted by the general meeting and to repurchase shares on the stock exchange. This repurchase of own shares is based on the respective authorization of the annual general meeting of Kontron AG on June 24th, 2003.

Kontron AG
The management board

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron AG generates EUR 4.2 million operatin...

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kontron
... always a Jump ahead!

**August 22, 2003**

- **Operating cash flow increases to EUR 2.7 million (Q1/2003: EUR 1.7 million)**
- **Strong growth in Russia and Asia (+31% compared with Q1/2003)**
- **Special amortization of goodwill concludes successful integration of JUMPtec**

Eching near Munich, August 22, 2003. Kontron AG, the world¿s leading supplier of embedded computers, generated sales of EUR 54.1 million (first quarter: EUR 55.2 million) in the second quarter of the current financial year but, increased its operating result (EBITDA) to EUR 4.2 million, compared with EUR 3.6 million in the first quarter. EBIT and net income for the period, both prior to the special amortization, amounted to EUR 2.2 million and EUR 1.4 million respectively (first quarter: EUR 1.4 million and EUR 1 million respectively). Adjusted to take account of USD exchange rate effects, orders on hand were at their previous quarter¿s level of EUR 94 million. The net earnings of EUR ¿31.9 million resulted from a non-recurring amortization amounting to EUR 34.7 million. Kontron is making this adjustment primarily for the goodwill (essentially the fictitious JUMPtec purchase price to be reported in the balance sheet in accordance with US-GAAP) that resulted from the merger with JUMPtec in mid-2002. In the first half of 2003 the Kontron group generated sales of EUR 109.2 million (corresponding period last year: EUR 90.6 million). EBITDA amounted to EUR 7.8 million in the first six months of 2003 (corresponding period last year: EUR 4.8 million). The comparative figures from the corresponding period last year are of only limited significance, since JUMPtec was not consolidated into the Kontron balance sheet until July 3, 2002. Kontron¿s activities in Russia and China are currently showing a particularly positive trend; we are expecting to achieve substantial growth in these regions over the next few quarters. For the financial year as a whole, Kontron is assuming a flat sales trend in connection with a further increase in operating profits.

**Information:**
Gaby Moldan
Kontron AG
Phone: +49 8165 77212
Fax: +49 8165 77222
E-mail: gaby.moldan@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# Press Release: Kontron boosts profitability

**The global market leader for embedded computer systems generates sales of EUR 55 million in the first quarter and an EBIT of EUR 1.4 million / Orders on hand rise to a record level of EUR 98 million / Sights now set on new markets in Eastern Europe, Asia and the Pacific region**

Eching near Munich, 27 May 2003. Kontron AG which is, according to the company, global market leader for so-called embedded computer systems generated sales worth EUR 55 million in the first quarter of 2003 (year-earlier quarter: EUR 46 million) despite the persistently poor global economy and the recessionary trends in technology sector Despite the substantial loss in the value of the US dollar as against the euro, significant for the Kontron Group which invoices 60 percent of its sales in dollars, orders on hand reached a record level of EUR 98 million compared with EUR 94 million as per 31 December 2002. The gross margin was also raised to 38.6 percent as against 36.9 percent in the second half of 2002. According to Kontron's CEO Hannes Niederhauser, this value added, enhanced by consistently raising the technology and engineering share in Kontron's products, was accompanied by substantial savings and synergy effects. The operating costs, for instance, which came in at EUR 19.2 million were again clearly below the figure posted in the fourth quarter of 2002 (EUR 21.7 million). All in all, these measures and developments have, according to Kontron, led to an increase in profitability. In the first quarter of 2003, EBITDA stood at EUR 3.6 million (previous-year quarter: EUR 3.4 million), EBIT at EUR 1.4 (previous-year quarter: 1.4), and first-quarter profit at EUR 1.0 (previous-year quarter: EUR 2.6 million). "The impact of this positive development on profit", commented Niederhauser, "becomes all the clearer through a comparison to financial year 2002 as a whole: Whereas net profit for the past financial year came to around EUR 700,000, it had already reached the EUR 1 million mark by the first quarter." According to Niederhauser, the cash position of the Kontron Group has developed well. Operating cash flow stood at EUR 1.7 million. With cash holdings of EUR 41 million, bank liabilities were scaled down to EUR 25.7 million (EUR 28.6 million as per 31 December 2002).

Strategic focus: Technological leadership and new markets

At the same time, the Kontron Group adopted an anticyclical approach in the first quarter of the current financial year as well and stepped up its research and development activities, mainly by building up new capacity and the development of new technologies in Eastern Europe. "This ensures that the Group remains well ahead of international competitors", commented Niederhauser. According to Niederhauser, the strategic goal of Kontron AG, which consists in gaining a strong foothold in good time in countries which are already prospering despite the economic slump, such as Russia, Eastern Europe, China and the Pacific region (emerging markets), has been systematically implemented in the first quarter: In Russia, where, by the end of 2002, the company had founded Kontron Russia, Kontron now has offices in five different cities. In Beijing, China, the company initiated a joint venture with a leading ECT manufacturer at the beginning of this year. By the end of the financial year Kontron intends to have a presence in 14 different cities in China. Niederhauser reported that Kontron Australia was opened in the first quarter of 2003. According to the spokesman of Kontron's Management Board, the total costs of investing in the emerging markets come to around EUR 5 million and are expected to double the volume of sales in this region in the current financial year. Kontron generated around EUR 18 million, or 8.6 percent, of total sales in these markets in 2002. In the current financial year, this share is expected to grow to around EUR 38 million or approximately 15 percent of consolidated sales.

Outlook: Raising profitability against the backdrop of flat sales growth

Given the persistently weak global economy, Kontron AG predicts that sales growth is likely to remain flat, to the tune of a few percentage points. The priority in this adverse environment is clearly to raise profitability further. According to Niederhauser, the goal for the financial year 2003 is to increase the operating result to at least EUR 7 million, up from EUR 1.6 million in the previous year.

**For more information please contact:**

Gebina Doenecke
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15, D-82131 Gauting
Tel: +49 (89) 89 35 633, Fax: +49 (89) 89 39 84 29
E-mail: g.doenecke@engel-zimmermann.de

Ad-hoc: Kontron AG generates EUR 1,4 million ...

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kontron
... always a Jump ahead!

**May 27, 2003**

- **Order backlog increases to a record level of EUR 98 million**
- **EUR 1.7 million operating cash flow and 75 percent equity ratio**

Eching nearby Munich, Germany, May 27th, 2003. Kontron AG has reached sales in the amountof EUR 55 million in the first quarter 2003 (previous year: EUR 46 million). In spite of the ongoing weakness in the world economy and the weakening of the US dollar against the Euro, order backlog has increased to EUR 98 million compared to EUR 94 million as of December 31, 2002. At the same time operational cost has been reduced again to EUR 19.2 million compared to EUR 21.7 million in the fourth quarter of 2002. EBITDA was recorded at EUR 3.6 million (previous year: EUR 3.4 million), EBIT at EUR 1.4 million (previous year: EUR 1.4 million) and net income at EUR 1.0 million (previous year: EUR 2.6 million). Compared to the total business year 2002 with EBIT of EUR 1.6 million and an entire profit of EUR 0.7 million, Kontron presents a significant increase of the earnings according to CEO Hannes Niederhauser. The liquidity situation of the Kontron Group also reflects gratifying developments.
Operating cash flow was recorded at EUR 1.7 million. With cash in hand of EUR 41 million indebtedness to banks could be reduced to EUR 25.7 million (EUR 28.6 as of December 31, 2002). The equity ratio was recorded at 75 percent of the balance sheet total of EUR 297 million. The target for the 2003 business year is a strong increase in operating results from EUR 1.6 million in the last business year to at least EUR 7 million in 2003.

**Investor Relations:**
Gaby Moldan
Kontron AG
85386 Eching
Germany
Phone +49 8165/77212, Fax +49 8165/77222 Email: gaby.moldan@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München







# Kontron AG advances market position

**Kontron AG advances market position**

**Sales up by 14 percent to EUR 215 million in 2002 / Gross margin climbs to 38.8 percent / Operating cash flow attains record level at EUR 22.4 million / EUR 1.6 million EBIT / EUR 0.7 million profit for the year after deduction of special burdens / Liquidity stands at EUR 70 million / Forecast for 2003: Moderate sales growth and considerable increase in earnings strength / Outsourcing trend and new markets in Russia, China and the Pacific Region are generating growth impulses.**

Munich, March 28, 2003. Operating in a very difficult general environment, Kontron AG was able to hold its own during the 2002 business year and succeeded in substantially expanding the Group's international market position. The merger with JUMPtec Industrielle Computer Technik AG (consolidated as of July 3, 2002) has created a corporation now ranking as the world's largest provider of embedded computer technology (ECT) by a wide margin. Moreover, the new corporation is the first of its kind to cover the entire product and value creation chain in this market. In spite of the persistently weak world economy and recessive tendences throughout technology sectors, Group sales pointed north □ primarily due to consolidation □ and increased by 14 percent over 2001 from EUR 189 to EUR 215. Orders at hand jumped from EUR 53 million at the end of 2001 to EUR 94 million in 2002 □ mainly as a result of consolidation. By systematically advancing the technology and engineering share of Kontron products, the gross operating result of sales advanced from EUR 70.7 million in 2001 to more than EUR 83 million in 2002. This tranlates as a gross margin increase of 1.3 percent to 38.8 percent. In view of the extremely difficult market and general conditions the chairman of the Kontron AG managing board, Hannes Niederhauser, speaking at the press conference on finanical statements in Munich, referred to the key performance figures as "satisfactory." On EBIT of EUR 1.6 million (previous year: EUR 8.5 million) profit for the year

came in at EUR 0.7 million (previous year: EUR 3.7 million). Company performance was burdened in particular by EUR 3.9 million special write-offs on financial assets, EUR 0.8 million resulting from currency losses, as well as one-time restructuring costs totaling EUR 2.9 million. Hannes Niederhauser continued: "The cost savings program initiated in the past year will result in a considerable enhancement of earnings strength in the 2003 business year." The Kontron managing board anticipates moderate sales growth and an EBIT margin of between 3 and 5 percent.

Currency swings impact sales growth

According to Kontron, sales growth is mainly attributable to the consolidation of JUMPtec around the middle of the year, although sales were also lost by the deconsolidation of the Canadian telecommunications division (management buy out) as well as the German JUMPtec subsidiary IBR. Moreover, the considerable depreciation of the US dollar over the euro □ approximately 17 percent in the course of the 2002 business year □ had a decided impact on sales as well as on performance, given that Kontron invoices around 60 percent of orders in US dollars. As Kontron managing board member Hannes Niederhauser points out, however, the quantative growth generated by the merger of the two companies is not as essential as the qualitative criteria involved. In its new, top ranking position Kontron has unmistakably claimed global technology leadership. In a phase of weaker growth the company continued, against the cycle, to further extend engineering resources and strengthened research and development activities in the area of basic technologies.

Solid financial and assets position: Liquidity stands at EUR 70 million, operating cash flow of EUR 22.4 million

According to Hannes Niederhauser Kontron AG enjoys a very good financial and assets position: in the past business year Group assets climbed by EUR 15 million to EUR 304. Liquid funds at hand was recorded at EUR 46 million. In connection with various credit lines the liquidity of the Kontron Group exceeds EUR 70 million. After deduction of funds due to banks the net cash position was considerably strengthened from a previous EUR 11 million to EUR 18 million in 2002. Increase in the net cash position is primarily due to the positive operating cash flow of EUR 22.4 million (previous year: EUR 15.5 million) that attained a record level and was mainly used to reduce indebtedness to banks. The Group's equity position increased □ mainly due to the merger with JUMPtec □ by EUR 32 million to a total of EUR 221. The equity share of the balacne sheet total of EUR 304 climbed from 66 percent to 73 percent. "All in all, the Kontrol Group commands a strong financial position and sufficient reserves to secure the realization of corporate objectives over the next years - also in a challenging financial and market

environment," explained Hannes Niederhauser.

Successful integration of Kontron and JUMPtec

As Hannes Niederhauser stated, □the integration of Kontron and JUMPtec proceeded smoothly and was wrapped up in a very short period of time. Among other activities, more than 50 legal entitieis were reduced to 27, mainly through convergence within the Group. The bundling of sales channels in the United States and Europe has now been completed. The entire production and logistics activities have been grouped and concentrated as three local units in the United States/Montreal, Europe/Munich and Asia/Taipeh. And finally, the □Kontron□ brand name has been established worldwide at all subsidiaries. Niederhauser outlined: □Within the context of the merger we have been able to realize considerable synergy effects and cost savings potentials in 2002. We have created lean and efficient organization structures within a very short period of time. There has hardly been a comparable merger in recent years that has so rapidly and extensively resulted in a sustained enhancement of competitive strength.□

Broad diversification, growing customer base and higher value creation

In the 2002 business year Kontron AG made very substantial advances in diversifying the product range and stepping up the technology share of company products in order to boost value creation. In 2002, the sales shares accounted for by the crisis-hit telecommunication, automation and measurement technology markets were in particular offset by growth rates in the areas of gaming (amusement industry), military technologies, mobile applications and rail vehicle technology. According to Kontron, the dependence on individual customers has also been successfully reduced: drawing on a basis of more than 4,000 clients from a wide range of different branches, there is currently no single customer accounting for more than 3 percent of total Group sales. The top ten clients add up to a total share of just over 13 percent. Thanks to the company's engineering share that has been significantly ramped up over the past year (approximately 50 percent in the hardware and software areas), customer loyalization has been strengthened and value creation increased.

Outlook: Enhancing earnings strength in a difficult market environment

Hannes Niederhauser does not perceive any indications of positive changes in the global economy for the year 2003 □ especially in the light of the ongoing war in Iraq. Consequently, markets for embedded computer systems will remain difficult. In spite of this Kontron AG anticipates achieving moderate growth in Group sales. Kontron will be putting increasing emphasis on the so-called emerging

markets, the prospering regions in China, East Europe and Russia, as well as the Pacific region. The aim is almost double the sales share these "new" regions contribute from the current 9 percent to 15 percent. In achieving these objectives Kontron will be focusing on joint ventures with local partners as have already been forged at the beginning of 2003 in Russia and China. A Kontron branch will soon become operational in Australia. Hannes Niederhauser regards the increasing trend towards outsourcing as a second key factor that will be driving the additional growth of the Kontron Group. The shift to assigning previous "make and not buy" activities to external ECT specialists such as Kontron holds "tremendous future potential" that the newly listed TecDAX corporation is striving to systematically develop. As Hannes Niederhauser added: "Our engineering resources are unique throughout branch and represent Kontron's backbone. When the ecconomic upswing sets in these strong capabilities will come into play as a decisive competitive advantage." At Kontron today engineer staff are accounting for more than one third of the workforce of around 1,480 employees (previous year: 1,220 employees). On the performance side of the picture, Hannes Niederhauser points out that the integration, restructuring and consolidation measures that have been initiated and largely realized in the 2002 business year are already bearing fruit. Consequently, the Kontron Group anticipates posting considerably enhanced earnings in the ongoing business year.

**Investor Relations:**
Gaby Moldan
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching
Tel: 08165/77212, Fax 08165/77222
Email: Gaby.Moldan@kontron.com

**Further information is available from:**
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15
82131 Gauting
Tel: 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

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Kontron advances market position...

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kontron
... always a Jump ahead!

**March 28, 2003**

- **2002 sales rise by 14 percent to EUR 215 million**
- **EUR 0.7 profit for the year and liquidity of EUR 70 million**
- **Outlook: Investment in future markets and considerably enhanced earnings**

Operating in a very difficult general environment, Kontron AG has succeeded in expanding its market position in 2002. Following the merger with JUMPtec Industrielle Computertechnik AG (consolidated as per July 3, 2002), sales rose by 14 percent over 2001 from EUR 189 million to EUR 215 million. Gross margin was increased by 1.3 percent to 38.8 percent. At EUR 22.4 (previous year: EUR 15.5 million) operative cash flow was up to a record level. Orders on hand, mainly due to the consolidation effects, increased from EUR 53 million at the end of 2001 to EUR 94 million by the end of 2002. On EBIT of EUR 1.6 (previous year: EUR 8.5 million) profit for the year came in at EUR 0.7 million (previous year: EUR 3.7 million). Performance was burdened by around EUR 0.8 million resulting from currency losses and EUR 3.9 million of special write-offs on financial assets and one-time restructuring costs of EUR 2.9 million. In the past business year the assets of the Kontron Group increased by EUR 15 million to EUR 304 million, whereby the share of equity was bolstered from 66 percent to 73 percent. Liquid assets were recorded at EUR 46 million, while total liquidity stood at over EUR 70 million. After deduction of bank loans the net cash assets in 2002 were considerably strengthened from EUR 11 million to EUR 18 million. In spite of the very poor general conditions Kontron nevertheless anticipates posting light sales gains in 2003 and a considerably enhanced EBIT sales margin of between 3 and 5 %. Kontron will be focusing investments in joint ventures with local partners operating on the future growth markets of China and East Europe. The aim is to ramp up the sales share of these markets from the present 9 percent to 15 percent of total Group sales.

**Investor Relations:**
Gaby Moldan
Kontron AG
85386 Eching
Tel: 08165/77212
Fax 08165/77222
Email: Gaby.Moldan@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron AG advances market position...

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kontron
... always a Jump ahead!

March 18, 2003

**Sales up by 14 percent to EUR 215 million in 2002 / Gross margin climbs to 38.8 percent / Operating cash flow attains record level at EUR 22.4 million / EUR 1.6 million EBIT / EUR 0.7 million profit for the year after deduction of special burdens / Liquidity stands at EUR 70 million / Forecast for 2003: Moderate sales growth and considerable increase in earnings strength / Outsourcing trend and new markets in Russia, China and the Pacific Region are generating growth impulses.**

Munich, March 28, 2003. Operating in a very difficult general environment, Kontron AG was able to hold its own during the 2002 business year and succeeded in substantially expanding the Group's international market position. The merger with JUMPtec Industrielle Computer Technik AG (consolidated as of July 3, 2002) has created a corporation now ranking as the world's largest provider of embedded computer technology (ECT) by a wide margin. Moreover, the new corporation is the first of its kind to cover the entire product and value creation chain in this market. In spite of the persistently weak world economy and recessive tendences throughout technology sectors, Group sales pointed north □ primarily due to consolidation □ and increased by 14 percent over 2001 from EUR 189 to EUR 215. Orders at hand jumped from EUR 53 million at the end of 2001 to EUR 94 million in 2002 □ mainly as a result of consolidation. By systematically advancing the technology and engineering share of Kontron products, the gross operating result of sales advanced from EUR 70.7 million in 2001 to more than EUR 83 million in 2002. This tranlates as a gross margin increase of 1.3 percent to 38.8 percent. In view of the extremely difficult market and general conditions the chairman of the Kontron AG managing board, Hannes Niederhauser, speaking at the press conference on finanical statements in Munich, referred to the key performance figures as "satisfactory." On EBIT of EUR 1.6 million (previous year: EUR 8.5 million) profit for the year came in at EUR 0.7 million (previous year: EUR 3.7 million). Company performance was burdened in particular by EUR 3.9 million special write-offs on financial assets, EUR 0.8 million resulting from currency losses, as well as one-time restructuring costs totaling EUR 2.9 million. Hannes Niederhauser continued: "The cost savings program initiated in the past year will result in a considerable enhancement of earnings strength in the 2003 business year." The Kontron managing board anticipates moderate sales growth and an EBIT margin of between 3 and 5 percent.

Currency swings impact sales growth

According to Kontron, sales growth is mainly attributable to the consolidation of JUMPtec around the middle of the year, although sales were also lost by the deconsolidation of the Canadian telecommunications division (management buy out) as well as the German JUMPtec subsidiary IBR. Moreover, the considerable depreciation of the US dollar over the euro □ approximately 17 percent in the course of the 2002 business year □ had a decided impact on sales as well as on performance, given that Kontron invoices around 60 percent of orders in US dollars. As Kontron managing board member Hannes Niederhauser points out, however, the quantative growth generated by the merger of the two companies is not as essential as the qualitative criteria involved. In its new, top ranking position Kontron has unmistakably claimed global technology leadership. In a phase of weaker growth the company continued, against the cycle, to further extend engineering resources and strengthened research and development activities in the area of basic technologies.

Solid financial and assets position: Liquidity stands at EUR 70 million, operating cash flow of EUR 22.4 million

According to Hannes Niederhauser Kontron AG enjoys a very good financial and assets position: In the past business year Group assets climbed by EUR 15 million to EUR 304. Liquid funds at hand was recorded at EUR 46 million. In connection with various credit lines the liquidity of the Kontron Group exceeds EUR 70 million. After deduction of funds due to banks the net cash position was considerably strengthened from a previous EUR 11 million to EUR 18 million in 2002. Increase in the net cash position is primarily due to the positive operating cash flow of EUR 22.4 million (previous year: EUR 15.5 million) that attained a record level and was mainly used to reduce indebtedness to banks. The Group's equity position increased □ mainly due to the merger with JUMPtec □ by EUR 32 million to a total of EUR 221. The equity share of the balacne sheet total of EUR 304 climbed from 66 percent to 73 percent. "All in all, the Kontrol Group commands a strong financial position and sufficient reserves to secure the realization of corporate objectives over the next years - also in a challenging financial and market environment," explained Hannes Niederhauser.

Successful integration of Kontron and JUMPtec

As Hannes Niederhauser stated, □the integration of Kontron and JUMPtec proceeded smoothly and was wrapped up in a very short period of time. Among other activities, more than 50 legal entitleis were reduced to 27, mainly through convergence within the Group. The bundling of sales channels in the United States and Europe has now been completed. The entire production and logistics activities have been grouped and concentrated as three local units in the United States/Montreal, Europe/Munich and Asia/Taipeh. And finally, the □Kontron□ brand name has been established worldwide at all subsidiaries. Niederhauser outlined: □Within the context of the merger we have been able to realize considerable synergy effects and cost savings potentials in 2002. We have created lean and efficient organization structures within a very short period of time. There has hardly been a comparable merger in recent years that has so rapidly and extensively resulted in a sustained enhancement of competitive strength.□

Broad diversification, growing customer base and higher value creation

In the 2002 business year Kontron AG made very substantial advances in diversifying the product range and stepping up the technology share of company products in order to boost value creation. In 2002, the sales shares accounted for by the crisis-hit telecommunication, automation and measurement technology markets were in particular offset by growth rates in the areas of gaming (amusement industry), military technologies, mobile applications and rail vehicle technology. According to Kontron, the dependence on individual customers has also been successfully reduced: drawing on a basis of more than 4,000 clients from a

wide range of different branches, there is currently no single customer accounting for more than 3 percent of total Group sales. The top ten clients add up to a total share of just over 13 percent. Thanks to the company's engineering share that has been significantly ramped up over the past year (approximately 50 percent in the hardware and software areas), customer loyalization has been strengthened and value creation increased.

Outlook: Enhancing earnings strength in a difficult market environment

Hannes Niederhauser does not perceive any indications of positive changes in the global economy for the year 2003 □ especially in the light of the ongoing war in Iraq. Consequently, markets for embedded computer systems will remain difficult. In spite of this Kontron AG anticipates achieving moderate growth in Group sales. Kontron will be putting increasing emphasis on the so-called emerging markets, the prospering regions in China, East Europe and Russia, as well as the Pacific region. The aim is almost double the sales share these "new" regions contribute from the current 9 percent to 15 percent. In achieving these objectives Kontron will be focusing on joint ventures with local partners as have already been forged at the beginning of 2003 in Russia and China. A Kontron branch will soon become operational in Australia. Hannes Niederhauser regards the increasing trend towards outsourcing as a second key factor that will be driving the additional growth of the Kontron Group. The shift to assigning previous "make and not buy" activities to external ECT specialists such as Kontron holds "tremendous future potential" that the newly listed TecDAX corporation is striving to systematically develop. As Hannes Niederhauser added: "Our engineering resources are unique throughout branch and represent Kontron's backbone. When the ecconomic upswing sets in these strong capabilities will come into play as a decisive competitive advantage." At Kontron today engineer staff are accounting for more than one third of the workforce of around 1,480 employees (previous year: 1,220 employees). On the performance side of the picture, Hannes Niederhauser points out that the integration, restructuring and consolidation measures that have been initiated and largely realized in the 2002 business year are already bearing fruit. Consequently, the Kontron Group anticipates posting considerably enhanced earnings in the ongoing business year.

**Investor Relations:**
Gaby Moldan
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching
Tel: 08165/77212, Fax 08165/77222
Email: Gaby.Moldan@kontron.com

**Further Information is available from:**
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15
82131 Gauting
Tel: 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Mobile Computing Announces Record Qua...

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kontron
... always a Jump ahead!

**February 13, 2003**

*Supplier of Rugged, Mobile Computers Reports Fourth Quarter and Year-End Results*

**EDEN PRAIRIE, Minn. -- (Feb. 13, 2003)** -- Kontron Mobile Computing, Inc. (OTC BB: KMBC), today announced record quarterly profits for fourth quarter and overall profitability for fiscal year 2002.

For fourth quarter 2002, the company reported operating income of $949,798, compared to $405,902 for fourth quarter 2001. Quarterly net income was a company record $733,709, or $0.05 per share, compared to net income of $229,754, or $0.01 per share, for the same period in 2001. Revenue was $4.4 million, compared to 2001 fourth quarter revenue of $4.2 million.

For the fiscal year ending December 31, 2002, the company reported operating income of $1.0 million, compared to $2.1 million for fiscal year 2001. Net income for fiscal year 2002 totaled $148,722, or $0.01 per share, compared to net income of $940,359, or $0.06 per share, for fiscal year 2001. Revenue for 2002 was $12.2 million, compared to 2001 revenue of $17.3 million.

"We are pleased to announce record quarterly profits for fourth quarter, especially in light of an overall weak economy and a disappointing third quarter," said Thomas Sparrvik, CEO. "Thanks in part to our improved cost structure, the organization demonstrated its ability to generate record profits while driving quarterly revenues of $4.4 million. For the year, the company remained profitable despite a significant drop in annual revenues from 2001. We ended the year with a strong cash position and we look ahead with optimism."

The company also announced today that its board of directors has authorized the repayment of an additional $2 million in existing notes to Kontron AG, Munich, Germany, of which Kontron Mobile Computing is an affiliate. This follows earlier repayments of $1.5 million to Kontron AG in 2002 and $3 million to private note holders in 2001.

"During the past two years, the company's debt has been lowered significantly," said RoseMary Luebke, controller. "Our recent profitability is especially rewarding because it has been achieved concurrently with this debt reduction, and it reinforces our belief that we're headed on the right strategic path."

**About Kontron Mobile Computing, Inc.**

A Minnesota corporation, Kontron Mobile Computing, Inc., has designed, manufactured and marketed rugged computers for a variety of industries and applications worldwide since 1992. It also provides product customization, integration and support services. The company is headquartered in Eden Prairie, Minn., with sales, service and manufacturing locations worldwide. It is traded on the U.S. Over the Counter Bulletin Board under the ticker symbol KMBC.

Kontron Mobile Computing is the mobile computing affiliate of Kontron AG, Munich, Germany. For more information, visit Kontron Mobile Computing online at www.kontronmobile.com, or phone the company toll-free at 1-888-343-5396.

Forward-looking statements in this news release, if any, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by the statements, including the impact of changing economic or business conditions, the impact of competition, the availability of financing, the success of products in the marketplace, other risk factors inherent in the computer industry and other factors discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.

Balance Sheets

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# BALANCE SHEETS

| | December 31, 2002 | December 30, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 2,031,285 | $ 2,073,970 |
| Accounts receivable, net of allowance for doubtful accounts of $127,200 and 317,200 | 3,015,258 | 2,834,150 |
| Accounts receivable, related parties | 119,919 | 118,472 |
| Inventories | 975,263 | 1,191,276 |
| Prepaid expenses and other | 54,269 | 334,156 |
| Total current assets | 6,195,994 | 6,552,024 |
| **Property and Equipment:** | | |
| Computers and equipment | 1,163,624 | 1,114,125 |
| Furniture and fixtures | 800,706 | 795,387 |
| Leasehold improvements | 346,099 | 346,099 |
| Less: Accumulated depreciation and amortization | (2,129,623) | (1,911,244) |
| Property and equipment, net | 180,806 | 344,367 |
| **Deposits and Other Assets, net** | 39,398 | 19,764 |
| **Total Assets** | $ 6,416,198 | $ 6,916,155 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 401,845 | $ 1,118,581 |
| Accounts payable, related parties | 412,425 | 210,054 |
| Accrued warranty and product upgrade | 332,169 | 332,169 |
| Accrued compensation and benefits | 272,312 | 257,398 |
| Other accrued liabilities | 340,174 | 771,502 |
| Deferred revenue | 1,064,292 | 1,306,563 |
| Notes payable to Kontron Embedded Computers AG | — | 6,937,700 |
| Total current liabilities | 2,823,217 | 10,933,967 |
| **Long Term Liabilities:** | | |
| Notes payable to Kontron Embedded Computers AG | 7,462,071 | — |
| Total long term liabilities | 7,462,071 | — |
| Total liabilities | 10,285,288 | 10,933,967 |
| **Commitments and Contingencies** | | |
| **Shareholders' Equity (Deficit):** | | |
| Series B Convertible Preferred Stock, $.001 par value, 4,250,000 shares authorized; 4,250,000 issued and outstanding at December 31, 2002 | 4,250 | 4,250 |
| Series C Convertible Preferred Stock, $.001 par value, 500,000 shares authorized; 500,000 issued and outstanding at December 31, 2002 | 500 | 500 |
| Common stock, $.001 par value, 30,000,000 shares authorized; 14,952,926 issued and outstanding for both periods | 14,953 | 14,953 |
| Additional paid-in capital | 32,551,972 | 32,551,972 |
| Accumulated deficit | (36,440,765) | (36,589,487) |
| Total shareholders' equity (deficit) | (3,869,090) | (4,017,812) |
| **Total liabilities and shareholders' equity (deficit)** | $ 6,416,198 | $ 6,916,155 |

## STATEMENTS OF OPERATIONS

| | For the Years Ended | | |
|---|---|---|---|
| | December 31, 2002 | December 30, 2001 | December 31, 2000 |
| Net Sales | $ 12,225,137 | $ 17,306,146 | $ 15,695,581 |
| Cost of Sales | 6,694,759 | 9,486,877 | 17,389,626 |
| Gross profit (loss) | 5,530,378 | 7,819,269 | (1,694,045) |
| Operating Expenses: | | | |
| Sales and marketing | 2,293,334 | 2,747,064 | 4,413,415 |
| General and administrative | 1,186,845 | 1,739,711 | 3,949,925 |
| Research and development | 1,040,481 | 1,205,491 | 4,212,734 |
| Restructuring costs | — | — | 501,805 |
| Total operating expenses | 4,520,660 | 5,692,266 | 13,077,879 |
| Operating income (loss) | 1,009,718 | 2,127,003 | (14,771,924) |
| Gain (loss) on currency conversion | (169,222) | 207,664 | — |
| Interest expense, net | (691,774) | (1,274,607) | (1,764,760) |
| Other expense, net | — | (119,701) | (640,735) |
| Net income (loss) | 148,722 | 940,359 | (17,177,419) |
| Beneficial conversion feature applicable to preferred shareholders | — | — | (520,833) |
| Net income (loss) applicable to common shareholders | $ 148,722 | $ 940,359 | $(17,698,252) |
| Basic and Diluted Income (Loss) Per Common Share: | | | |
| Net income (loss) per common share | $ .01 | $ .06 | $ (1.92) |
| Basic weighted average common shares outstanding | 14,952,926 | 14,945,293 | 9,240,580 |
| Diluted weighted average common shares outstanding | 14,953,025 | 15,028,848 | 9,240,580 |

# Appendix 7: All Other News Releases for 2003

# KONTRON INTRODUCES PRELIMINARY SPECIFICATION ...

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**December 22, 2003**

*New Module Initiative Implementing PCI Express; Targeted for Embedded Computing Applications*

SAN DIEGO -- December 22, 2003 -- Kontron, a leading embedded computer technology company, today released initial information about the preliminary specification for a future embedded Computer-On-Module (COM) standard -- the ETXexpress.

ETXexpress is the next-generation small form factor integrating the latest interface technologies, including PCI Express, Serial ATA, Gigabit Ethernet, Dual Channel DDR and USB 2.0. The new standard, which is gaining support from a number of industrial and embedded computing leaders, will join Kontron's existing COM portfolio.

Kontron expects to open the ETXexpress specification to a wide range of companies and establish it as a leading standard in the embedded industry -- similar to the launch of the successful ETX specification. Kontron currently is working with Intel on the technical definition of this open spec and plans to make it available for review in the near future, with the final ETXexpress standard specification expected to be published in Q1 2004. The preliminary standard now is being made available to parties registering with Kontron under a non-disclosure agreement.

The ETXexpress standard is expected to be offered initially in a 85 mm x 125 mm form factor. It will support 4 PCI Express x1 Lanes and PCI Express cards as well as established hardware solutions based on current busses such as 32-bit PCI. A 10/100/1000 Megabit Ethernet port will provide fast connectivity to LAN/WAN, and USB 2.0 ports will provide fast and plentiful interfaces for external drives/flash, keyboard, mice and other peripherals. ETXexpress modules also will provide the following interfaces, located in the same physical position on each board to guarantee scalability between modules: serial ATA, parallel ATA, and LVDS display ports as well as an ACPI (Advanced Configuration and Power Interface) for optimized power management. 160-pin SMT connectors will permit data transmission rates of up to 5 GHz. Six mounting holes on the board provide resistance to shock and vibration. As with the ETX standard, the thermal coupling system will incorporate a standardized heat spreader.

The first Kontron ETXexpress modules will be based on Intel® Pentium® M processors. The planned release of Kontron's boards is set for Q2 2004, and Kontron plans nine variants based on the new standard for availability by the end of 2004 -- offering performance scalability at a wide range of price points.

"It gives us great pleasure to lead this spec development for the industrial and embedded market segments and to work with key players in the embedded industry," said Hans Muehlbauer, COO, Kontron AG. "Kontron has vast experience in driving and embracing open standards efforts such as PICMG 1.2, embATX, ATCA and ETX modules. Computer-On-Modules address the largest segment of embedded computing technology today -- that of proprietary designs. We expect that as more embedded and industrial OEMs introduce new designs, they will further embrace the COM concept with its potential for high volumes and growth."

Kontron is in the process of meeting with embedded vendors and OEMs to evaluate the establishment of a consortium to promote a manufacturer-wide advancement of the ETXexpress standard.

"We believe the adoption of standard, modular computing elements by the embedded computing market segments can accelerate the implementation of advanced technology such as PCI-Express and Gigabit Ethernet while providing scalable and interoperable solutions," said Ton Steenman, General Manager, Embedded Intel Architecture Division. "The ETXexpress standard is an example of how Intel Architecture fits in small form factor applications requiring small size and low power at a competitive performance."

Kontron continues to support the ETX standard effort launched in 2000, along with the X-board and DIMM-PC standards. All three Kontron product lines will be maintained through new designs offering performance upgrades and/or power savings. New designs offering further performance increases or optimized energy concepts are expected to be available at least until 2007. The most recent ETX design launched by Kontron was the high-performance ETX-PM module, which hosts a 1.1 GHz Intel Pentium M processor as well as the Intel 855GME chipset.

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron CP306 3U CompactPCI CPU Module Named ...

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**December 11, 2003**

The Editors of EDN have selected the Kontron CP306 3U CompactPCI CPU Module as on of the Hot 100 Products of 2004. Check out the article on line on www.edn.com and in the December 11, 2003 print issue of EDN magazine.

http://www.reed-electronics.com/ednmag/article/CA339713?all=000&pubdate=12%2F11%2F2003&

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CP346: Kontron's 3U CompactPCI Board with Fou...

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December 9, 2003

*The Latest Technology for Classical Interfaces*



**Kaufbeuren, Germany, December 12, 2003 - In response to demand for ever-popular serial interfaces, Kontron has developed the CP346, a new 3U CompactPCI board with four COM interfaces that are compliant with the 16550 standard. Thanks to the use of modern components, such as the OX16PCI954 quad UART from Oxford Semiconductor, the CP346 currently is the most inexpensive module of its kind on the market. The board allows independent control of its four configurable RS232, RS422 and/or RS485 interfaces and comprehensive driver support for all popular operating systems is included. The CP346 includes an opto-isolated variant and a front-side mounted 37-pin DSUB-connector. The status of each port (RXD/TXD) is indicated using two LEDS. 37-Pin DSUB to 4x 9-Pin-DSUB serial port adapter cables are available also from Kontron.**

All parameter-setting features for RS232 to RS422 and/or RS485 are implemented and interfaces can be routed to rear-side accessible I/O modules using TTL-signals and the appropriate cables.
Serial interfaces are extremely widespread in industrial applications and also are the classical interface for connecting complex sensors and actuators to a controller. Many other applications are possible including data logging. A great deal of industrial peripheral devices such as modems, keyboards, mice and barcode scanners are still connected via serial interfaces and in many cases, serial interfaces are used as a gateway to devices for service purposes. The opto-isolated variant of the CP346 extends the board's scope of application to include sophisticated process measurement and control tasks, where it is essential that modules are galvanically isolated from the ground of the host PC.

**System Solutions from a Single Source**
The CP346 is an enhancement to Kontron's range of CompactPCI systems and demonstrates the ability of the market leader in embedded computer technology to always offer total solutions from a single source that are the most current and cost-optimized. In order to maintain this position, it is essential to evaluate the latest trends in peripherals as well as CPU modules.

**Reader Contact for this Press Release:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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# Kontron AG intends full takeover of Kontron Computing Inc.

**Shareholdings in the company formerly known as FieldWorks are to be raised from 65 to 100 percent / Offer of ca EUR 2.6 million for around 7 million shares / 15 percent cost savings through intended NASDAQ delisting and synergy effects**

Eching near Munich/San Diego, 3 December 2003. Kontron AG intends to raise its stake in the American company Kontron Mobile Computing Inc. (KMC, formerly FieldWorks) in Eden Prairie, Minnesota, to 100 percent. Kontron has made an offer of 45 cents per share (ca EUR 2.6 million). This full takeover will incur a delisting of KMC (stock symbol: OTCBB:KMBC) from NASDAQ, the American technology stock exchange. Kontron's CEO Hannes Niederhauser estimates the cost savings from delisting and from other synergy effects at KMC to be "15 percent at least". Formerly known as Field Works, the company is to be merged in the medium term with Kontron America, in particular with the American Logistics Center in San Diego. The Minneapolis location will be retained.

Kontron AG has held a 65 percent stake in former Field Works since the end of 2000. The company, to date listed on the NASDAQ, is one of the leading suppliers of mobile miniaturized computers in North America, with annual sales of around USD 13 million. Mobile computers are used, for instance, in the mobile acquisition of data, in logistics and in services. Kontron Mobile Computing has customers which include the American police, the US army and the auto industry.

Kontron AG has recently obtained funds at a favorable rate through the successful placement of a convertible bond with a volume of EUR 29.1 million which is also to be used to support the technological expansion of the Group. "The targeted full takeover of KMC will serve to considerably strengthen our technology base in mobile computers and, at the same time, raise profitability through substantial cost savings," commented Hannes Niederhauser.

Kontron expands capital base...

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- EC manufacturer issues EUR 29.1 million convertible bond at 3 percent interest and 38 percent conversion premium
- Proceeds to support technological expansion and strong growth in "Emerging Markets"

Eching, November 27, 2003. Kontron AG has issued a convertible bond with a volume of EUR 29.1 million. The bond entitles investors to convert 3.4 million shares with a term of 4 years, and it carries a nominal interest rate of 3 percent. The conversion price is EUR 8.56 per share. Shareholders were excluded from subscribing. In issuing this bond, Kontron is - in its own words - profiting from the presently attractive market environment for convertible bonds, and has secured a low rate of interest in particular. The proceeds are to be used on the one hand to expand the company's position in
rapidly growing markets in the Far East and Russia, and on the other to finance technological expansion, thereby creating a competitive advantage for the future. For example, in recently taking over the Roding location (Upper Palatinate) from the bankrupt ROI Computer AG, Kontron has expanded its technological base for so-called human machine interfaces. The first fruits of Kontron's technological initiative can be seen in the fact that Wonderware and Wago have selected Kontron as their strategic partner for embedded technology. Wonderware is the world leader in process automation, and Wago one of leading suppliers of data acquisition systems in automation. Using Kontron technology, our partners can now offer their international customers complete automation solutions.

**Information:**
Gaby Moldan
Kontron AG
Tel.08165/77212
Email:gaby.moldan@kontron.com

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KONTRON EXTENDS ITS PICMG 1.2 PRODUCT RANGE W...

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**November 24, 2003**

*The ePCI-101 hosts an Intel® Pentium® M processor, which is part of the Intel® Centrino mobile technology package.*

**ECHING, Germany, November 13, 2003** - Kontron AG, the market leader in embedded computer systems, has extended its PICMG 1.2 product range with a new CPU board that is based on the new, fast ePCI-X-Standard: The ePCI-101 hosts an Intel® Pentium® M processor, which is part of the Intel® Centrino mobile technology package. The half-size board is optimized to provide a wide range of applications.

The ePCI-101 has been designed for use in embedded applications such as point-of-sale terminals, network security devices, measurement and control technology and automation solutions. They are part of an evolutionary development path for users of VIPer boards and are comparable to half-size ISA products, which enables migration towards higher performance ePCI-X products - such as ePCI-200 or future developments, should the need arise.

Since the ePCI-101 is based on the Pentium M processor, it combines the highest level of performance with a low power consumption, which therefore makes it the optimal choice for embedded applications that require powerful processing with passive cooling only. The performance of a Pentium M processor is equivalent to that of a Pentium 4 processor, but with the power consumption of a Pentium III processor. Since this performance is delivered with the Pentium M processor running at a much lower clock frequency than the Pentium 4 processor (1.6 GHz in comparison to 2.4 to 2.7 GHz), the processor is able to remain comparatively cool, even during periods of heavy usage.

**ePCI-101 In Detail**
The ePCI-101 includes the 855 GME chipset and it can host both the 1.1 and 1.6 GHz versions of the Pentium M processor. The board provides extensive connectivity options: Six USB 2.0 interfaces, two 10/100Mbit Ethernet interfaces, two serial and a parallel interface enable the ePCI-101 to communicate effectively with both its local and remote environments. The maximum memory capacity is 1 GByte of DDR-SDRAM. Storage media can be connected via an Ultra DMA/33/66/100 interface, one CompactFlash and two floppy interfaces. Support for Intel Extreme Graphics II is included in the chipset. A mouse and keyboard are attached via the usual PS/2 connector.

**Prices**
The ePCI-101 will be available from January 2004, with a price starting at $470USD for OEM volumes, excluding the processor and memory.

About ePCI-X - Purer and Faster PCI for Embedded Systems
The specification of ePCI-X (PICMG 1.2) enables for the first time a "pure" PCI solution that allows the simultaneous use of PCI and PCI-X in embedded systems. The PICMG consortium has specified two boards based on the PCI/ISA form factor. The first is a half-sized single-bus board with a a single PCI-X bus, which resembles half-size ISA SBCs and allows up to three expansion modules to be integrated via a passive back-plane. It is used above all, if space is the deciding factor. The other board is a full-size single or dual bus board with one or two PCI- or PCI-X busses for I/O intensive applications. This board allows the use of passive back planes with up to eight slots.

Most new designs that are based on the traditional PCI/ISA standard actually use only the PCI bus. All new chipsets no longer support ISA. The general view is that there will be no need of ISA in the future. However, many applications require a greater I/O bandwidth than that which can be provided by a PCI/ISA board.

ePCI-X is the ideal solution in such cases: The specification smoothes the way for pure, PCI and PCI-X solutions that exclude the ISA bus altogether. It also allows the use of PCI-X, with its 64-bit bandwidth and 133 MHz clock frequency in embedded systems and enables more PCI-bus participants to be connected. Since compatibility to the desktop PCI version is retained, solution providers can always fall back on the economical standard PCI products of the mass-market. An evolutionary advancement of the PCI/ISA standard is that ePCI-X boards are mechanically compatible to the ISA chassis, so that existing PCI/ISA products can be easily migrated to new components with the new bus combination.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**
Media Relations
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

**Technical Information**
**North America**
Benoit Robert
Product Manager
Phone: (450) 437-5682 ext 2269
benoit.robert@ca.kontron.com

**EMEA**
Claus Giebert
Product Manager
Phone: +49(8165)77-349 Fax ¿219
claus.giebert@kontron.com

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# Kontron takes over the Roding location of bankrupt ROI Computer AG

Eching near Munich, 18 November 2003. Kontron AG has taken over the Roding location near Cham (Upper Palatinate) belonging to the bankrupt embedded computer manufacturer ROI Computer AG. Kontron's management announced that they had bought orders on hand, buildings, including production facilities and stocks, from the bankruptcy estate. An agreement to this effect was certified yesterday by a notary. ROI, a company with a specialized focus on custom-generated embedded computer solutions (so-called Human Machine Interfaces", printing machines for example) with its headquarters in Krailling near Munich, recorded sales of EUR 13 million last year and filed for bankruptcy on 2 October of this year. Kontron intends to keep the Roding location for the most part with its existing orders on hand and customer relationships, along with the know how of the development department. ROI's headquarters in Krailling is not part of the agreement.

Kontron Extends its PICMG 1.2 Product Range w...

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November 13, 2003

*Choose Between Intel® Pentium® M and VIA™ Fanless Performance*



**ECHING, Germany, November 13, 2003 - Kontron AG, the market leader in embedded computer systems, has extended its PICMG 1.2 product range with two new CPU boards that are based on the new, fast ePCI-X-Standard: The ePCI-101 hosts an Intel® Pentium® M processor, which is part of the Intel® Centrino™ mobile technology package, and the ePCI-102, which is based on a VIATM Eden processor. The two half-size boards are inexpensive ePCI-X entry-level modules, which are optimized to provide a wide range of applications with the appropriate fanless performance: from genuine 733 MHz operation to a performance level that is comparable to that of a 2.7 GHz Intel® Pentium® 4 processor.**

The ePCI-101 and ePCI-102 have been designed for use in embedded applications such as point-of-sale terminals, network security devices, measurement and control technology and automation solutions. They are part of an evolutionary development path for users of Viper boards and are comparable to half-size ISA products, which enables migration towards higher performance ePCI-X products - such as ePCI-200 or future developments, should the need arise.

Since the ePCI-101 is based on the Pentium M processor, it combines the highest level of performance with a low power consumption, which therefore makes it the optimal choice for embedded applications that require powerful processing with passive cooling only. The performance of a Pentium M processor is equivalent to that of a Pentium 4 processor, but with the power consumption of a Pentium III processor. Since this performance is delivered with the Pentium M processor running at a much lower clock frequency than the Pentium 4 processor (1.6 GHz in comparison to 2.4 to 2.7 GHz), the processor is able to remain comparatively cool, even during periods of heavy usage.

**ePCI-101 In Detail**
The ePCI-101 includes the 855 GME chipset and it can host both the 1.1 and 1.6 GHz versions of the Pentium M processor. The board provides extensive connectivity options: Six USB 2.0 interfaces, two 10/100Mbit Ethernet interfaces, two serial and a parallel interface enable the ePCI-101 to communicate effectively with both its local and remote environments. The maximum memory capacity is 1 GByte of DDR-SDRAM. Storage media can be connected via an Ultra DMA/33/66/100 interface, one CompactFlash and two floppy interfaces. Support for Intel Extreme Graphics II is included in the chipset. A mouse and keyboard are attached via the usual PS/2 connector.

**ePCI-102 In Detail**
Since VIA CPUs are in general more cost-effective and less power consuming than comparable Pentium III chips, the ePCI-102 hosts either the 733 MHz VIA Eden or the 1.2 GHz VIA Antaur processor. The new board can accommodate up to 512 MByte of PC133 SDRAM. An integrated PR Savage 4 controller with CRT and flat-panel support provides fast VGA graphics. Mass storage is connected via the Ultra DMA/100 HDD interface and a CompactFlash socket. A 10/100 base-Tx Ethernet interface provides fast network connectivity. Other interfaces include four USB, PS/2- mouse and keyboard, one floppy, one parallel and one serial.

**Prices**
The ePCI-102 will be available beginning in mid-November, at a price starting at 259 Euro for OEM volumes. The ePCI-101 will be available from January 2004, with a price starting at 399 Euro for OEM volumes, excluding the processor and memory.

**About ePCI-X - Purer and Faster PCI for Embedded Systems**
The specification of ePCI-X (PICMG 1.2) enables for the first time a "pure" PCI solution that allows the simultaneous use of PCI and PCI-X in embedded systems. The PICMG consortium has specified two boards based on the PCI/ISA form factor. The first is a half-sized single-bus board with a a single PCI-X bus, which resembles half-size ISA SBCs and allows up to three expansion modules to be integrated via a passive back-plane. It is used above all, if space is the deciding factor. The other board is a full-size single or dual bus board with one or two PCI- or PCI-X busses for I/O intensive applications. This board allows the use of passive back planes with up to eight slots.

Most new designs that are based on the traditional PCI/ISA standard actually use only the PCI bus. All new chipsets no longer support ISA. The general view is that there will be no need of ISA in the future. However, many applications require a greater I/O bandwidth than that which can be provided by a PCI/ISA board.

ePCI-X is the ideal solution in such cases: The specification smoothes the way for pure, PCI and PCI-X solutions that exclude the ISA bus altogether. It also allows the use of PCI-X, with its 64-bit bandwidth and 133 MHz clock frequency in embedded systems and enables more PCI-bus participants to be connected. Since compatibility to the desktop PCI version is retained, solution providers can always fall back on the economical standard PCI products of the mass-market. An evolutionary advancement of the PCI/ISA standard is that ePCI-X boards are mechanically compatible to the ISA chassis, so that existing PCI/ISA products can be easily migrated to new components with the new bus combination.

**Contact Details for this Press Release:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany

sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-279

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
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X-board<PXA>: Mini-COM with Ultra-Low-P...

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**November 13, 2003**

*Computer-On-Module with PDA Feature Set Plus PCI- and LPC-Bus*



**DEGGENDORF, Germany, November 13, 2003 - Kontron's X-board<PXA> module introduces for the first time ARM-compatible XScale technology to the X-board Mini-COM form factor. The integrated Intel® PXA255 processor originates from the new, ultra-low-power PDA (Personal Digital Assistant) world and it is now available for the first time in 200 MHz and 400 MHz versions for fanless embedded designs. The central computer intelligence in these systems is implemented as a purchased off-the-shelf component, which reduces development costs and shortens the time to market. With a power consumption of only 1.5 W, the X-board<PXA> is an industrial computer module that has extremely low power dissipation for the performance it provides. This enables much longer battery operating times in mobile applications. Compared to traditional x86 processors, XScale technology based systems provide impressive high performance with an ultra low-power design.**

The X-board<PXA> module's interfaces are implemented via its SODIMM connector and include 3x USB, 1x LAN, 2x serial UART, 1x IDE as well as AC97-sound, and LCD support for a resolution of up to 800x600 pixels. One of the serial interfaces also is Bluetooth compatible. The board also implements the PCI- and LPC-bus. A particularly useful feature is that USB is available as a host as well as a device. A companion chip provides the PCI- and USB-host functionality. Memory options include 16 to 64 MByte of DRAM and 8 to 32 MByte of Flash. A watchdog timer, real-time clock, and JTAG also are onboard.

X-board<PXA> board support packages for Windows CE.NET are currently available and a Linux package will be released in the near future.

X-board TM, the New Embedded Form Factor for Next Generation Mini Modules
X-board modules have almost credit card dimensions (67 X 49 mm) and are fully PCI- and LPC- compatible. They feature essential interfaces such as USB, LAN and serial as well as outputs for sound and LCDs. Since legacy interfaces such as PS/2, floppy, parallel, and the ISA-bus are being phased out; the new X-board concept does not include them. The omission of these interfaces allows for the first time the use of ARM- and MIPS- processor architectures, as well as traditional x86 types. This leads to an expansion of the potential fields of application of the new Computer-On-Module (COM) standard. The X-board concept closes the gap between the DIMM-PC and ETX. The new X-Board is ideal for OEMs that require a performance greater than that provided by the DIMM-PC, and fewer features than those offered by the ETX standard. Kontron disclosed further information on the X-board standard upon completion of its first X-board CPU module and these details can now be requested directly from Kontron.

Additional Information about X-board TM: www.kontron.com/x-board

**Contact Details for this Press Release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales-kem@kontron.com
Tel: +49(991)37024-0
Fax: +49(991)37024-102

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Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Introduces the ETXexpress Specificati...

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**November 13, 2003**

*New Kontron's Module Initiative*



**New Kontron's Module Initiative Is Targeted for Embedded Computing Applications. Spec Development and Review Is Underway with a Group of Leading Embedded Computing Companies**

**MUNICH, Germany, November 13, 2003.**

**At a press conference today, Kontron unveiled its proposed spec for a future embedded computer on a module standard - the ETXexpress. This spec proposal is gaining support from a number of industrial and embedded computing leaders. The new Computer-On-Module (COM) standard is the next generation small form**

**factor integrating the latest interface technologies such as PCI Express*, Serial ATA, Gigabit Ethernet, Dual Channel DDR and USB 2.0 and will become an addition to Kontron's existing COM portfolio. A preliminary version (0.9x) of the open standard can be downloaded from the Kontron website (www.kontron.com). The final specification 1.0 will be published in Q1/2004.**


**Why a Next Generation Module Standard?**

The new ETXexpress COM standard provides greater performance and flexibility in many aspects and implements the latest technologies including the PCI Express bus and gigabit Ethernet. PCI-Express is set to become the primary data path for upcoming x86 based systems. PCI Express also is software compatible to PCI. Non PCI-Express components such as PCI/PCI-X plug-in cards can still be supported with the PCI 2.x 32 Bit Interface as ETXexpress will continue supporting the PCI bus for legacy applications.

**The Specification at a Glance**

ETXexpress will support 4 PCI Express x1 Lanes and PCI Express cards as well as established hardware solutions based on current busses such as 32-bit PCI and ISA bus (via a LPC).

A 10/100/1000 Mega Bit Ethernet port provides fast connectivity to LAN/WAN and 6x USB 2.0 provide fast and sufficient interfaces for external drives/flash, keyboard, mice and other peripherals. ETXexpress modules also will provide the following interfaces that are always located in the same physical position on each board, thus guaranteeing scalability between modules: serial ATA, parallel ATA, LVDS Multi Media ports as well as an ACPI (Advanced Configuration and Power Interface) for optimized power management.

The new standard is planned to be initially offered in a 85 mm x 125 mm form factor. Signals are brought out via 160 pin SMT connectors that permit data transmission rates of up to 5 GHz. Six mounting holes on the board provide resistance to shock and vibration. The thermal coupling system incorporates a standardized heat spreader, as is the case with ETX.

**ETXexpress Open to the Industry**

With the publication of the ETXexpress specification, similar to the launch of the very successful ETX specification, Kontron intends to open the ETXexpress standard to a wide range of companies in order to establish it as a leading world standard in the embedded industry for the benefit of joint Kontron and Intel customers. Kontron currently is working with Intel on the technical definition of this of this open spec and will make it available for review shortly. Built in scalability in the spec makes it easier to keep up with the latest advances in processing technology without the need to redesign existing custom designs.

"It gives us great pleasure to lead this spec development for the industrial and embedded market segments and work with key players in the embedded industry," remarked Hans Muehlbauer, COO of Kontron AG. "Kontron has a large experience in driving and embracing open standards efforts such as PCIMG 1.2, embATX, ATCA and ETX modules. Computers-On-Modules address the largest market of Embedded Computing technology today - that of proprietary designs. We expect that as more embedded and industrial OEMs introduce new designs, they will embrace the COM concept with a potential for high volumes and growth," Mr. Muehlbauer added.

"We believe the adoption of standard, modular computing elements by the embedded computing market segments can accelerate the implementation of advanced technology such as PCI-Express* and Gigabit Ethernet while providing scalable and interoperable solutions," said Ton Steenman, General Manager, Embedded Intel Architecture Division. "The ETXexpress standard is an example of how Intel Architecture fits in small form factor applications requiring small size and low power at a competitive performance."

**Roadmap**

The first Kontron ETXexpress modules will be based on 1.6 GHz Intel® Pentium® M processors as well as the Intel 855 GME chipset. The planned release for Kontron's boards is set for Q2 2004. Kontron has nine variants based on the new standard planned for availability by the end of 2004, offering performance scalability at a wide range of price points.

**ETX Support to Continue**

The ETX standard effort launched in 2000 will continue to be supported by Kontron, along with the X-board and DIMM-PC standards. All three Kontron product lines will be maintained through new designs to offer performance upgrades and/or power savings. New designs offering further performance increases or optimized energy concepts are expected to be available at least until 2007. The most recent ETX design launched by Kontron is the high performance ETX-PM module, which hosts an 1.1 GHz Intel Pentium M processor as well as the Intel 855GME chipset.

**Spec Adopters and Reviewers are Invited to Join**
Kontron intends to hold first discussions with alternative vendors and OEMs at the SPS/IPC/Drives, in order to evaluate the establishment of a consortium. The goal of this consortium is to promote a manufacturer-wide advancement of the open standard ETXexpress COM concept for customized embedded computer systems, and to consolidate requirements for this standard. OEM customers in particular stand to benefit from the independent advancement of the specification.

## About Kontron

Kontron is a leading global embedded computer technology company, supplying a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,550 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is a member of the Intel Communications Alliance and is listed on the German TecDAX 30 stock exchange under the symbol "KBC.

## About the Intel Communications Alliance

The Intel Communications Alliance is a community of communications and embedded developers and solutions providers who share a common vision on the convergence of computing technologies. The member companies within the Alliance are committed to the development of modular, standards-based building blocks, platforms, and solutions based on Intel technologies, processors, products, and services. The availability of these standards-based modular building blocks and solutions offer the market greater choice, faster time to profit, and the opportunity to innovate using modular building blocks from multiple levels of integration - silicon, software, boards and complete systems. For additional information on the Intel Communications Alliance, please visit: www.intel.com/design/network/ica/index.htm



more about ETXexpress

**Company Contact:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
DE-94469 Deggendorf
sales-kem@kontron.com
Tel: +49(991)37024-0
Fax: +49(991)37024-102

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**November 13, 2003**

*First COM for XScale IXP42x Processors*

**KAUFBEUREN, Germany, November 13, 2003 - Kontron Modular Computers (formerly PEP Modular Computers) is proud to announce the EB425 E²Brain module, the first Computer-on-Module (COM) to host an Intel XScale IXP42x processor. COMs are commercially developed embedded computer cores that are bought off-the-shelf and plugged-in to an application-specific baseboard to form a working system. They are selected according to the desired performance of the application. Thus, the modular COM concept is similar to that of adding RAM to a PC. The E²Brain module has dimensions of only 75 mm x 115 mm and its use of XScale technology make it ideal for true low-power real-time applications.**

The standard version hosts a 533 MHz Intel XScale IXP425 and a 266MHz cost-optimized variant also is available. The interfaces include 6x serial, 2x Fast Ethernet, UTOPIA and CAN and a watchdog timer and RTC also are provided. Therefore, the EB425 is a universal computer core for communication-intensive embedded applications with Internet connectivity. The six serial interfaces consist of two terminal interfaces (Rx/Tx), two asynchronous 16550 compatible interfaces as well as two synchronous high-speed interfaces that can be used in HDLC (High Level Data Link Control) applications. A 32-bit/66MHz PCI bus interface and LPC I/O extension bus enable flexible and customized expansion. Memory options include up to 256 MByte of soldered down SDRAM, up to 32 MByte of soldered down Flash, 1 MByte of battery backed-up SRAM, E²PROM for user and configuration data and an interface for CompactFlash memory cards (the socket must be implemented on the carrier board). The operating temperature range is from 0°C to 70°C and can optionally be extended to -40°C to +85°C.

The E²Brain EB425 currently supports VxWorks and Linux. Kontron will provide a board support package for Windows CE NET as soon as Intel and Microsoft have completed porting the operating system to the IXP425 network processor.

Compared to traditional x86 processors, XScale technology based systems provide impressive high performance in an extremely low power design. The E²Brain EB425 consumes only 3.3 V /3 W with a 533 MHz CPU clock frequency and it achieves an overall performance of 1.066 MIPS (CPU core + 3 network processor engines). Due to its very low heat emission, the board is ideal for use in embedded systems that are required to forfeit active cooling and to make do with very low power consumption. The high integration density also enables a significant amount of space to be saved. XScale processors are appearing on the consumer market in products such as PDAs. Embedded applications for this module are to be found wherever high processing and communication performance is required with the lowest power consumption. The IXP425 network processor supports pure communications applications with a wide range of speech, video, and data options using UTOPIA, DSL, HDLC (High Level Data Link Control), and the IEEE 802.11x standard for wireless networks. Integrated voice compression as well as InfoLAN, InfoWAN, and InfoUSB interfaces also is provided.

The EB855 E²Brain module will be available beginning in December 2003.

**Contact details for this Press Release:**

Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com

sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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CP930: Kontron's 5 Port 3U Fast-Ethernet Swit...

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**November 12, 2003**

*Versatile and Robust for use in CompactPCI, VME, PC and Custom Applications*



**KAUFBEUREN, Germany, November 12, 2003 - Kontron Modular Computers (formerly PEP Modular Computers) is proud to present the CP930 - a 5-port Fast-Ethernet switch in 3U/4HP CompactPCI format (100 x 160 mm). The module can be used in the extended temperature range (E2) of -40°C to +85°C.**
**CP930 variants include five RJ45 ports as well as four RJ45 ports and an MT-RJ fiber optic-port. MDI/MDIx uplinks are supported throughout. Thus, the CP390 is a highly flexible and configurable Ethernet-switch ideal for the implementation of structured network segments that, if required, also could be redundant. The board includes features such as auto negotiation and full duplex communication and it supports a data throughput of 1400 MBit/s.**

The CP930 can be used in applications where several CPU boards are configured into segments in a 19-inch rack system or where a central processor system supervises several distributed controllers. The 3U/4HP cPCI Fast-Ethernet switch already has been deployed in sectors such as safety engineering, energy supply, and rail traffic control. Conventional network topologies in these industries are being increasingly replaced locally by CAT5/6 twisted-pair network cables and by fiber-optic cables in SCADA backbones. Further application areas include industrial controls over Ethernet.
As an alternative to the 19-inch design, the CP930 also is available in a 3.5-inch housing, allowing the switch to be installed in standard PC enclosures and in VME, IPC, and application-specific systems as well as in desktop PCs and CompactPCI setups. The fiber-optic port has been configured as an MT-RJ socket for an optical wavelength of 1300 nm. The power supply is 5V DC only and it is connected via the J1 connector in 3U or 6U-CompactPCI systems. Alternatively, a four-pin Molex connector (commonly used to power hard drives) can be used.
The CP930 is available now and serial production will begin in November 2003.

**Contact details for this press release:**

Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com

sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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KONTRON INTRODUCES NEWEST 2U and 4U DUAL INTE...

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**November 12, 2003**

*18-Inch Platforms Designed for Industrial Applications Requiring*

**SAN DIEGO, NOVEMBER 12, 2003** - Kontron, a leading embedded computer technology company, today introduced two new dual Intel Xeon ATX platforms. Both platforms are designed for a broad range of applications requiring CPU horsepower and PCI-X bandwidth, including automation, communications, medical imaging and military environments.

The 4ATX-H33DX and the 2ATX-H42DX, a 4U and 2U platform respectively, both are 18 inches in depth systems with a rich set of standard features including latest-generation 603-pin processor technology, motherboard support from dual Intel Xeon processors up to 3GHz, PCI-X support up to 133MHz, and up to 8GB of DDR266 SDRAM. The systems can operate in temperatures from zero degrees to 50 degrees C, depending on CPU speed and system loading.

The 4U platform, the 4ATX-H33DX, can accommodate two full-length PCI-X cards at 64-bit and two PCI cards at 32-bit. The 2U platform, the 2ATX-H42DX, can accommodate three full-length PCI-X cards at 64-bit.

Both products are now available. For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

**ABOUT KONTRON:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC." For additional information on Kontron, please visit: www.kontron.com.

**PREADER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Shirley Chen
Product Manager
Phone: 858-677-0877
shirley.chen@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron and Wago Present a New Maximum Granul...

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**November 10, 2003**

*Simply Plug-in and Configure*



**Kaufbeuren, Germany, November 10, 2003 - Kontron Modular Computers (formerly PEP Modular Computers) and Wago will present a new, extremely flexible, and configurable control system for DIN rail mounting at the SPS/IPC/Drives (booth 7-350). With a maximum installation depth of only 70 mm, the unit is able to fit into the smallest of modern industrial switchgear cabinets. The system consists of the ThinkIO DIN rail PC as the central computer unit (this is the completely revised successor of Kontron's SmartPC), the 750 modular I/O system from Wago and the IEC 61131-3 compliant Soft PLC from the CoDeSys Automation Alliance. The positive fit and industrial quality attachment of the diverse I/O system clamps is extremely sophisticated both mechanically and in terms of software: The I/O modules are simply plugged in and are then automatically recognized by the software. Thus, it is possible to realize any customized x86-based controller in only a few simple steps.**

The ThinkIO hosts a 266 MHz Intel® Pentium® MMX compatible processor and it includes a watchdog timer as well as all standard PC interfaces such as 2x USB, analog and digital DVI, and 1x serial, as well as direct connectivity to the Wago I/O system. With 2x Fast Ethernet and optional fieldbus connectivity (Profibus-, CAN- or DeviceNet interfaces), the controller is optimally equipped for integrating modern and classical industrial networks, including "Web" connectivity.

ThinkIO currently supports both the Windows CE and Linux operating systems. The Linux variant includes a soft PLC runtime license at a price that was previously considered inconceivable. The ThinkIO control system has target markets that are just as diverse as the combination options of the Wago 750 I/O system and it will be available from November 2003. Thanks to the collaboration between Wago and Kontron, the market leader in embedded computer technology, the complete solution also is guaranteed to be available well into the long-term future.

**Contact for this Press Release:**
Kontron Modular GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(991)803-499

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# Kontron AG one of Germany's fastest growing technology companies

*The supplier of embedded computers based in Eching near Munich ranks 5th on the "Technology Fast 50" list / Prize ceremony with Theo Waigel in Duesseldorf*

**Eching/Duesseldorf, 15 October 2003. The decision on which are Germany's fastest growing technology companies has been made. Kontron AG, a company claiming to be the world's biggest supplier of embedded computer technology (ECT), with headquarters in Eching near Munich ranks 5th on the list of the "Technology Fast 50" as one of the most successful companies. Over the last five financial years (1998 - -2002), Kontron AG has achieved an cumulative sales growth of 2050 percent.**

The 50 winners presented themselves yesterday evening, Tuesday, 14 October, at a prize ceremony attended by Dr. Theo Waigel, retired Federal Minister of Finance, in the atrium of "Spherion", which houses the offices of Deloitte & Touche in Duesseldorf. The international business and audit consultants Deloitte & Touch set up the first "Technology Fast 50" ranking in 1995 in the US. In the meantime, "Technology Fast 50" ranking has established itself in many countries. The list has been drawn up to honor the outstanding entrepreneurial performance of particularly high-growth companies in the area of technology, which includes IT, communications and Life Sciences.

German companies matched themselves with their competitors from high tech here. The criterion for evaluation was the cumulative growth over the last five years (1998 – 2002).

"We are delighted by this award – and are counting on generating strong sales growth in the future as well: the market for embedded computers is, after all, one of the highest growth markets in the world", commented Kontron AG's CEO Hannes Niederhauser at the end of the prize ceremony in Duesseldorf.

**Kontron AG's success story**

The Kontron Group develops and manufactures embedded computer systems in locations in southern Germany (Europe), Montreal, Minneapolis and San Diego (America) as well as Taipei (Asia). Embedded computers (ECs) are "electronic brains", based on hard- and software, designed to equip a wide variety of facilities and equipment with intelligence. As the global leader, the company currently has around 1,550 employees, of whom a third are engaged in research and development. The company has taken an undisputed leading position in the ECT market and plays a pioneering role  The company has direct sales outlets in more than 20 countries which underpin the global sale of its products.

Kontron Asia PCI-952 IPC Board Reloaded...

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**October 7, 2003**

The global leading embedded computer provider, Kontron, launches a modernized Full-Size PICMG SBC card - PCI-952, which will meet the latest technology and solve the large amount data transmit issue. For rugged and demanding applications, PCI-952 targets high-end industrial computing servers, industrial automation, medical applications, broadcasting, multimedia and telecommunications, and high-end industrial controllers.
"Regarding to the issue of bottle neck from the Industrial Automation data transmission is c'est la vie, but PCI-952 focus on increasing its bandwidth and improving overall system performance to conquer the present day technology. With the added bandwidth from this board, the latest chipset launched by Intel which will offer optimized performance for video, and internet applications." said by Tienyi, Tsao, the product development advisor by Kontron Asia. To provide the full after service and solution, Kontron Asia will serve as "Always Jump a head" Magician Merlin in Asia and launches the cost-effective products to our customers.
The features of PCI-952 are:

1. Deploys with the latest IntelR chipset supporting Front Side Bus (FSB) up to 800MHz.
2. Supporting Advanced DDR400 memory bandwidth.
3. Dual serial ATA ports that provides a transfer data rate of 150MB/sec
4. CompactFlash Type II expansion socket
5. Dual Gigabit LAN controllers provide the ultra fast networking data transfer rate
6. Optimized supports Hyper-Threading Technology (HT Technology
7. Integrates 2D/3D graphics engine to provide the highest performance
8. Built-in four high speed USB2.0 ports providing an expandable device

For more Information about Kontron-Asia, please surf: http://www.kontron-asia.com

Media contact: Eddie Lin

Tel: 886-2-29103532#319

Fax:886-2-29100180

e-mail:mediarelation@kontron-asia.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

ETX-VE3: The World's First CPU Board Based on...

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**October 7, 2003**

*Cost Effective & Fanless with High-Quality Graphics*



**Deggendorf, Germany, Oct 7, 2003 - The new ETX-VE3 CPU module from Kontron Embedded Modules is the first CPU board design to make use of the ESP3000 processor from the VIA Eden platform series. The Twister-T chipset also is included. A striking feature of the ETX-VE3 is its graphic performance, which due to the integrated S3 Savage4 graphic controller is comparable to that of an Intel® Pentium® MMX based system. The module's 300 MHz processor consumes just over seven watts of power, which makes it the most efficient in the VIA-EDEN family and its trend-setting thermal characteristics make the new ETX CPU module ideal for ergonomic, fanless, embedded designs with low heat emission. Energy costs also are minimized and battery runtime is extended considerably. Sample boards and evaluation kits are available now.**

An outstanding feature of ETX boards in relation to other Computer-On-Module (COM) designs is their unique cooling concept: A "heat spreader" provides identical thermal coupling not only for the processor on each CPU board variant, but also for the entire system. This avoids the need for any mechanical redesigns when switching between CPU boards. ETX boards are thus the only COM concept of their kind to offer true open scalability that does not involve any mechanical alteration. Kontron's ETX modules also are available based on the VIA C3 processor and all other processors from the VIA Eden series, Intel® Pentium® III Processor-M and National Geode processors. Thus, ETX modules can be openly exchanged to meet the performance requirement of an application. The new ETX-VE3 includes a direct TTL output for the attachment of 18-bit LCD panels. This minimizes the cost of using increasingly popular flat screens. Further features include up to 512 MBytes of SDRAM, 10/100BaseT Ethernet, 4x USB ports, sound, 2x EIDE (UDMA-33) keyboard, mouse, floppy disk or parallel port, onboard watchdog as well as PCI and ISA bus. More details can be found at Kontron's website, www.kontron.de/etx

**Contact details for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales-kem@kontron.com
Tel: +49(991)37024-0
Fax: +49(991)37024-102

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON UNVEILS CP6011 cPCI 6U BOARD BASED ON...

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**September 15, 2003**

*Low Power, High Performance, and Impressive I/O Flexibility*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today unveiled the CP6011 -- an Intel Pentium M processor-based cPCI 6U board.

Combining the low power/performance features of the Pentium M processor with the high I/O bandwidth of the Intel E7501 chipset, the CP6011 is tailored for applications requiring high performance, flexibility and density such as VoIP and signaling as well as medical, military and avionics applications.

The CP6011 supports the Pentium M processor at 1.6GHz (and future speeds) and the low-voltage Pentium M at 1.1GHz. The low power consumption of the Pentium M processor allows for a single-slot (4HP) board, which also is enabled by the use of two SODIMM sockets that can reach 2GB with ECC support.

The CP6011 has two PMC slots, allowing flexibility in the choice of I/Os. The first PMC slot has a PIM interface and a PCI-X interface with speeds up to 64-bit/133MHz and the second PMC slot has a speed of 64-bit/66MHz. The CP6011 also features dual Gigabit Ethernet with PICMG 2.16 support and one Fast Ethernet interface for management purposes or others. Ultra160 SCSI (with PIM support) or additional Gigabit Ethernet ports can be added with Kontron¿s PMC cards.

The CP6011 also provides tremendous bandwidth on the cPCI bus for I/O cards with a PCI-X interface at 64-bit/133MHz. Interface to system management software and management middleware is guaranteed by Kontron¿s proven IPMI firmware solution (PICMG 2.9). The board also features programmable user LEDs on the front panel. VGA performance is provided by ATI Mobility-M graphics chips with 4MB of memory and resolution of up to 1900 x 1200.

The CP6011 will be available through Kontron¿s First On The Street (FOTS) program for early access to Alpha products at the end of Q4 2003. General availability is expected to begin in Q1 2004. Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.

**ABOUT KONTRON:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC.¿ For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Kontron America
Bruce Boyer, Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
America
Jan-Philippe DeBroeck, Product Manager
Jan-Philippe.DeBroeck@ca.kontron.com

EMEA
Irene Hahner, Product Manager
irene.hahner@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON INTRODUCES ETX-PM: FIRST "COMPUTER-O...

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**September 15, 2003**

*Extends Capabilities of ETX Line with Latest Intel Embedded Processor*

**BOSTON, Sept. 15, 2003 -** Kontron, a leading embedded computer technology company, today introduced the ETX-PM CPU module -- the most compact board to date to host an Intel Pentium M processor and the first Computer-On-Module (COM) to be based on it.

The new product extends the high-performance mobile technology of the Intel Pentium M processor, part of the Intel® Centrino$^{TM}$ chipset, to another Kontron embedded form factor. The ETX-PM delivers 1.1 GHz performance and 1 GByte of DDR RAM. Although the performance of a 1.1 GHz Pentium M processor is similar to that of a 2.0 GHz Intel Pentium 4 processor, its power consumption is comparable to a 1.0 GHz Intel Pentium III processor. With controllable heat dissipation, DDR-SDRAM (with ECC support) and USB 2.0, the ETX-PM creates a new level of performance for embedded systems.

Sample ETX-PM modules will be available in October 2003 and serial production is due to begin in the first quarter of 2004. Kontron anticipates offering production units priced starting at under $600 in small quantities (actual pricing may vary).

Compared to other COM concepts, ETX boards feature a unique cooling principle. A heat spreader provides identical thermal coupling not only for the processor on each ETX CPU board variant, but also for the entire system. This eliminates the need for mechanical redesigns when switching from one CPU board to another while making ETX boards the only COM concept of their kind to offer true open scalability without mechanical alteration.

Kontron's third embedded design in this performance class, the ETX-PM strengthens the company's leadership position in the market and in the world of embedded computer development. Other Pentium M designs recently launched by Kontron include the CP306 3U CompactPCI module and the 3.5-inch JRex-PM board. Kontron expects to announce new designs in the near future.

Kontron's ETX product line includes openly exchangeable modules based on the Mobile Intel Pentium III Processor - M, VIA C3, VIA Eden, and National Geode processors. Other features include up to 1 GByte of DDR-SDRAM memory, 10/100BaseT Ethernet, 4 USB 2.0 ports, sound, 2xEIDE (UDMA-33) keyboard, mouse, floppy disk drive or parallel port, watchdog timer and a PCI bus.

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Embedded Modules
Matthias Huber, Product Manager
Phone: +49-991-37024-647
matthias.huber@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**September 15, 2003**

*Four cPCI Enclosures From 1U to 4U, From Two Slots to Eight*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today announced the XL-LP Series -- a new line of low-profile CompactPCI chassis including four different enclosures.

The XL-LP10, XL-LP20, XL-LP30 and XL-LP40 (1U, 2U, 3U and 4U chassis, respectively) all support one or more 250W cPCI 3U power supplies for increased reliability and serviceability. The XL-LP Series offers a lower-price-point alternative to the XL-LP42 platform for customers requiring different performance levels and monitoring features. They also provide a range of flexibility, with two slots in the 1U chassis to eight slots in the 4U.

The XL-LP Series includes:

- The **XL-LP10** -- a 1U chassis with two slots and a PCI bus reaching speeds up to 64-bit/66MHz. It supports one cPCI 3U power supply.
- The **XL-LP20** -- a 2U chassis with four slots, a 64-bit/66Mhz PCI bus and a H.110 telephony bus (PICMG 2.5) on the three peripheral slots. It supports up to two cPCI 3U power supplies in redundant load-sharing configuration.
- The **XL-LP30** -- a 3U chassis with six slots, a 64-bit/33MHz PCI bus and five H.110 slots. It supports up to three cPCI 3U power supplies in redundant load-sharing configuration.
- The **XL-LP40** -- a 4U with eight slots, a 64-bit/33MHz PCI and seven H.110 slots. A second backplane version is available with 2.16 connectivity on all eight slots and no H.110 bus. It supports up to three cPCI 3U power supplies in redundant load-sharing configuration.

All four chassis feature efficient side-to-side cooling, AC or DC input feeds and optional backplane customization. Due to their high scalability, the XL-LP platforms are well suited for a wide range of applications, from data communications and VoIP applications to medical imaging platforms and military communications systems. Kontron's excellent system integration capabilities add additional value for OEM customers.

XL-LP Series Alpha units are now available with general availability planned for October 2003. Single quantity list pricing for the XL-LP Series, including one power supply, will range from $1,245 to $2,195 (actual pricing will vary). Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Canada
Jan-Philippe DeBroeck
Product Manager
450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON ANNOUNCES SUPERFASTCOM LINE OF SERIAL...

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**September 15, 2003**

*Supports PCI, cPCI and PC/104 Plus Platforms*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today unveiled the SUPERFASTCOM line of products -- the company's family of high-speed serial communications adapters for PCI, cPCI and PC/104 Plus platforms.

The SUPERFASTCOM state-of-the-art adapter is a very high speed, four channel, synchronous/asynchronous serial communications adapter that can maintain a sustained rate of up to 40 Mbps on a single channel or an aggregate data rate for all four channels of up to 108 Mbps. It accesses system memory through DMA (Direct Memory Access) using an on-board DMA controller and supplied software. SUPERFASTCOM adapters maintain data integrity and data reliability while avoiding data loss and prevent data overrun -- all with minimum system processor involvement to ensure no reduction in primary PC processor performance. Programming is simplified with the inclusion of drivers, example programs and comprehensive documentation. SDLC and HDLC drivers for Windows 2000/XP and Linux are included.

Kontron's line of SUPERFASTCOM adapters includes:

- SUPERFASTCOM422 -- supporting the PCI platform.
- SUPERFASTCOM-CP -- supporting the cPCI platform
- SUPERFASTCOM104 --supporting the PC/104 platform.

The full SUPERFASTCOM line of products will be available Q4 2003, and PCI models are available immediately. Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Stephen Newbegin
Product Manager
Phone: 858-677-0877
stephen.newbegin@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON LAUNCHES JREX-CAGE1 COMPACT CHASSIS ...

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**September 15, 2003**

*Space-Saving Design Accommodates Any JRex SBC*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today announced the new JRex-CAGE1 3.5-inch chassis -- a truly embedded, boxed solution designed for use with Kontron's JRex line of 3.5-inch Single Board Computers.

An aluminum alloy box with a chromic acid membrane, the JRex-CAGE1 harnesses the performance of any member of the JRex SBC family to create an easy-to-use, instant solution. With dimensions of a mere 178 x 256 x 88mm, the JRex-CAGE1 is an excellent choice for applications in which standard or even shoebox-sized computers require too much space.

The JRex family of full-featured 3.5-inch SBCs includes a vast array of I/O and I/O expansions. The JRex-CAGE1 features a built-in ATX power supply and has reserved mounting space for a 2.5-inch hard drive as well as extra peripherals such as PC/104 and JFLEX expansion modules. Mounting holes for additional COM, USB and LPT ports are included on the rear panel. Additional brackets are available for applications requiring even more peripherals. Optional mounting kits for desktop, 19-inch rack mount or wall mount further enhance the flexibility of the JRex-CAGE1 solution.

Kontron expects the JRex-CAGE1 to be available for purchase at the end of Q3 2003, with production units starting at $179 in small quantities (actual pricing may vary).

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Stephen Newbegin
Product Manager
Phone: 858-677-0877
stephen.newbegin@kontron.com

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KONTRON LAUNCHES RMVS 1U SERIES -- ADVANCED...

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**September 15, 2003**

*First Product of Its Kind to Offer 19-Inch Display Option;*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today introduced the RMVS 1U Series -- the next evolution in the company's successful line of reliable 1U monitor/keyboard drawers.

Tailored for military, telecommunications, broadcast, information display and other space-critical, industrial applications and environments, the RMVS allows multiple back panel termination options including analog RGB, DVI or S-Video outputs. Optional 8- or 16-port KVM also is available, which can be cascaded with additional KVM switches to control up to 512 systems.

The RMVS may be ordered with a 15-inch, 17-inch or unprecedented 19-inch TFT LCD display -- all with high contrast ratios and wide viewing angles. Featuring a heavyweight Torq hinge, the monitor is designed to assume and remain in any position and to tuck cleanly away when the drawer is closed. Three standard keyboard configurations are available to suit different applications, including a mini-keyboard with trackball, full keyboard with glidepad or a NEMA4 sealed keyboard. Other keyboard configurations are available by special order.

Designed for fast mounting in standard 19-inch rack cabinets, the RMVS ships standard with pre-installed ball-bearing slide rails for easy installation. For mobile or heavy-vibration applications, non-ball bearing slide rails are available by special order. The unit's standard black finish can be customized with any color or logo.

Evaluation RMVS units are now available. Kontron expects RMVS production units to be available for purchase in early October, starting at $1,649 (actual pricing may vary).

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Kim Babcock
Product Manager
Phone: 858-677-0877
kim.babcock@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON ANNOUNCES JREX-PM: FIRST SINGLE BOARD...

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**September 15, 2003**

*Newest Kontron Embedded SBC is Fastest in Its Class*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today announced the JRex-PM -- the latest advancement in the 3.5-inch single board computer product family based on the Intel Pentium M processor, part of the Intel Centrino TM high-performance mobile technology chipset. The JREX-PM is the first SBC of its kind to integrate the new Pentium M processor.

The fastest single board computer in its class, the JRex-PM maintains extremely low power consumption and is 100 percent footprint compatible with all other JRex boards. Its 1.6 GHz Pentium M processor offers performance comparable to a 2.7 GHz Intel Pentium 4 processor, and power consumption roughly the same as a 1.2 GHz Intel Pentium III processor (i.e. 18-25 watts). With easily controllable heat dissipation and impressive EMC values, the JRex-PM single board computer brings a new level of performance to embedded systems.

Key features of the JRex-PM include either a 1.1 GHz or 1.6 GHz Pentium M processor, 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA and COM1. It uses the Intel 855GM chipset, with 400 MHz front-side bus, the fastest IDE with UDMA-100 as well as USB 2.0. The SDRAM-DIMM socket with ECC supports up to 2 GBytes and allows the use of standard desktop memory modules. The Intel Extreme Graphics 2 Engine can incorporate up to 32 MBytes of video-RAM UMA and includes support for DVO, LVDS und CRT.

Kontron anticipates that the JRex-PM will be available for purchase at the end of September, with production units starting at under $700 in small quantities (actual pricing may vary).

**ABOUT JREX 3.5-INCH SBCs:**
JRex is the name and standard for Kontron's family of 3.5" embedded computer boards. Each JRex board has 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA and COM1 located at the same physical positions. The power supply is in accordance with the ATX standard meeting diverse current and voltage requirements, and standby, power good and fan control features (for JRex boards with active cooling) are included. Standard desktop SDRAM-DIMMs provide cost-effective memory for JRex modules, as opposed to SODIMMs that typically are far more expensive. The use of JILI simplifies the flat panel interface. A universal display adapter that can be used off-the-shelf with all currently available display panels, JILI allows OEMs to select optimal displays for their applications without having to consider compatibility of the panel interface.

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Stephen Newbegin, Product Manager
Phone: 858-677-0877
stephen.newbegin@kontron.com

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Kontron Embedded Computers GmbH

Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON INTRODUCES ePCI-102 -- ENTRY-LEVEL ...

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**September 15, 2003**

*Extends Kontron's Array of PICMG 1.2 Products*

**BOSTON, September 15, 2003** - Kontron, a leading embedded computer technology company, today introduced the ePCI-102 -- an entry-level, value-priced addition to Kontron's PICMG 1.2 product line.

Based on the VIA CPU and chipset, the ePCI-102 supports the VIA Eden 733MHz platform and the VIA Antaur¿ 1.2 GHz processor. The ePCI-102 can support up to 512MB of PC133 SDRAM and features a 10/100 Base T-TX Ethernet interface. VGA performance is provided by the integrated Pro Savage 4 with CRT and flat panel support. The ePCI-102 also supports a CompactFlash disk. Other I/Os include four USB ports, PS/2 mouse/keyboard, floppy, Ultra DMA/100, parallel and serial ports.

Designed to support embedded applications such as point of sales terminals, small network security appliances, test & measurement and industrial automation applications, the ePCI-102 will offer a natural evolution for current VIPer (ISA Half-Size) board users and will allow them to scale up with higher performance ePCI products -- such as the ePCI-200 or others now in development -- as their requirements evolve.

The ePCI-102 will be available mid-November through Kontron's First On The Street (FOTS) program for early access to Alpha products. General availability is planned for the end of Q4. Single quantity list price for the ePCI-102 will be $375US (actual pricing will vary). Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
**Americas**
Benoit Robert
Executive Director of Product Marketing KCI
Phone: 450-437-4661 x2269
Benoit.Robert@ca.kontron.com

**EMEA**
Claus Giebert
Product Manager
Phone: +49 8165 77 349
Claus.Giebert@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON INTRODUCES HORIZON104 RUGGED, INDUS...

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**September 15, 2003**

*Unique Design Combines Popular 1U Rack Chassis Industrial Computer*

**BOSTON, September 15, 2003 -** Kontron, a leading embedded computer technology company, today announced the HORIZON104 -- a rugged, industrial embedded rack chassis combining the popular 1U rack chassis industrial computer with the embedded advantages of the PC/104 form factor.

As opposed to a traditional PC/104 chassis that stacks PC/104 CPU and I/O boards together, the HORIZON104 moves PC/104 in a horizontal plane. With its horizontal PC/104 backplane, the HORIZON104 is the only 1U rack chassis capable of integrating five separate COTS industrial I/O boards (two for PCI or ISA and three for ISA only). The backplane also provides one plug-in location for a CPU board. It enables deployment of full data acquisition, monitoring, control, and communications boards in a single, shallow 1U x 19-inch rack mount, saving valuable rack space.

Each HORIZON104 board is hard-mounted to either the chassis or the backplane, using one screw at each of the board' s four corners. This results in a stronger design, capable of withstanding a greater degree of shock and vibration than the traditional PC/104 stack or single rear-bracket secured PCI/ISA board designs. This horizontal design takes full advantage of the more secure PC/104 connectors. By placing low-power PC/104 boards in a horizontal plane, more efficient cooling is possible than in cramped stacked designs or traditional 1U PCI/ISA systems.

Ideal for applications in harsh environments such as in-vehicles, aircraft, ships and industrial, the HORIZON104 also features a wide temperature range and low power use.

Kontron anticipates that the HORIZON104 will be available for purchase beginning Q4 2003, with production units starting at $399 in small quantities (actual pricing may vary).

**ABOUT KONTRON:**
A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:**
Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Kontron America
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron America
Stephen Newbegin
Product Manager
Phone: 858-677-0877
stephen.newbegin@kontron.com

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**September 10, 2003**

Kontron Asia launches a set of high-end 1U rackmount LCD KVM (Keyboard, Video, and Mouse) switch, RPD-1171/ RPD-1178, which offers a space effective solution for computing clusters. Not only does this product save your electricity but also can make your work more efficiency. Flight control towers, server farms, factory automation, MIS, server management, system integrator, PC QC, testing and burn-in are among many applications for which the RPD-1171/ 8 are perfect.

The RPD-1171/8 features a large size of TFT LCD display and industrial grade structure providing the most reliable environment for network administrators. No software required while setting up LCD KVM switch. The RPD -1178 adopts built-in KVM switch function emphasizing on easy accessible up to 8 platforms/ residing servers, (cascading up to 512 systems) which is an ideal solution for network administration with multiple servers/ platforms. The RPD-1171, on the other hand, adopts both Digital Visual Interface (DVI) and D-Sub analog interface. Either the end-user can choose DVI interface or D-Sub interface when they require. All these functions are designed to achieve high reliable purpose for high quality industrial/ network applications.

The features of RPD-1171/ 8 are included:

1. Unique mechanical design to maximize rack mountable space
2. High resolution 17" SXGA 1280x1024 large size TFT LCD display
3. Protected display by anti-reflection glass
4. Slim 88-key keyboard plus numeric keypad
5. High quality integrated Front panel switch, hotkey & OSD control (RPD-1178 only)
6. The built-in KVM switch enables accessibility up to 8 platforms (RPD-1178 only)
7. DVI-D/ D-Sub dual inputs support (RPD-1171 only)

For more information about Kontron-Asia, please surf: http://www.kontron-asia.com

Media contact: Eddie Lin
Tel: 886-2-29103532#319
Fax:886-2-29100180
e-mail:mediarelation@kontron-asia.com

http://www.kontron-asia.com/

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

ETX-PM: Smallest Board Ever to Host a 1.1 GHz...

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**September 2, 2003**

*Kontron extends capabilities of ETX family with latest Intel embedded processor*



**DEGGENDORF, Germany, September 2, 2003. Kontron has introduced the powerful Intel® Pentium® M processor, part of the Intel® Centrino™ chipset, to yet another of its embedded form factors. The new embedded ETX-PM CPU module is, to-date, the most compact board (95 mm x 114 mm) to host a Intel Pentium M processor. With 1.1 GHz performance and 1 GByte of DDR RAM, the board also is the first Computer-On-Module (COM) to be based on the new mobile processor. Sample ETX-PM modules will be available in October 2003 and serial production is due to begin in the first quarter of 2004. The ETX-PM, Kontron's third embedded design in this performance class, confirmed the company's pole position in the market and its innovative leadership in the world of embedded computer development. Other Pentium M designs recently launched by Kontron include the CP306 3U CompactPCI module and the 3.5-inch JRex-PM board. Further designs are to be revealed in the near future.**

Although the performance of a 1.1 GHz Pentium M processor is similar to that of a 2.0 GHz Intel® Pentium® 4 processor, its power consumption is comparable to that of a 1.0 GHz Intel® Pentium® III processor. With controllable heat dissipation, DDR-SDRAM (with ECC support) and USB 2.0, the ETX-PM introduces a completely new class of performance for embedded systems.

A revolutionary feature of ETX boards, as compared to other COM concepts, is their unique cooling principle. A heat spreader provides identical thermal coupling not only for the processor on each ETX CPU board variant, but also for the entire system. This eliminates the need for any mechanical redesigns when switching from one CPU board to the next. Thus, ETX boards are the only COM concept of their kind to offer true open scalability that does not involve any mechanical alteration. Kontron's ETX product line currently includes openly exchangeable modules based on the Mobile Intel® Pentium® III Processor - M, VIA C3, VIA Eden and Geode™ processors. Further features include up to 1 GByte of DDR-SDRAM memory, 10/100BaseT Ethernet, 4 USB 2.0 ports, sound, 2x EIDE (UDMA-33) keyboard, mouse, floppy disk drive or parallel port, watchdog timer and a PCI bus.
More information can be found at http://www.kontron.de/etx.

**Contact details for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf - Germany
sales-kem@kontron.com
Tel: +49(991)37024-0
Fax: +49(991)37024-102

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP-Pocket: Price-Optimized Modular CompactPCI...

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**August 29, 2003**

*Sophistication at a Standard Price*



**Kaufbeuren, Germany, Aug. 28, 2003 - Kontron Modular Computers (formerly PEP Modular Computers) is proud to announce the availability of its wall mounted CP-Pocket. The CP-Pocket is a new Box-PC that includes a 566 MHz Intel® Pentium® III processor, 128 MBytes of RAM and three CompactPCI sockets. The unit is ideal for use in machine control applications and in compact servers. The standard version is priced at under 1000.00 EUR.**

**Unlike other Box-PC systems that are enhanced using ISA- or PCI-based expansion modules, the CP-Pocket is expanded using CompactPCI modules that are easily interchanged by removing individual expansion modules via the system¿s front side. Thus, the exchanging of modules is achieved without the need to remove the entire enclosure. This simplifies system maintenance and configuration. The CP-Pocket¿s three expansion slots provide sufficient flexibility for application specific enhancement of the system. Kontron provides matching I/O boards for all popular interfaces. These expansion boards are competitively priced in relation to standard ISA and PCI boards and are very simple to install.**

Up until now, CompactPCI boards and systems have been used mostly in high-end applications. However, the CP-Pocket offers a high degree of sophistication and investment security that is of particular interest to classic industrial automation applications. This is due to the fact that the entire CPU module and the I/O configuration can be simply exchanged to meet any current or future requirements. Kontron also can supplement the two Ethernet channels found on the processor board by further integrating an Ethernet switch. Thus, the CP-Pocket is optimally equipped for industrial Ethernet communication. Matching the system to an application is simply a matter of using the appropriate modules. The same housing can be further used in new applications as required. Purchasing a CP-Pocket is also an investment in the future life cycle of an application.

Features
The CP-Pocket¿s dimensions are 167x155x210 mm (height x width x depth) i.e. 28HP / 3U and the standard version includes a 566 MHz Intel® Celeron® processor and a 128 kByte of L2 cache. The synchronous 133 MHz DRAM memory (max. 512 MBytes) is attached via a SODIMM socket. The numerous communications options make the CompactPCI computer ideal for use in machine control applications and in compact servers. The integrated CPU board provides 2 USB sockets, 2 COM interfaces, a VGA-CRT and a DVI connector as well as two Ethernet channels, all of which are mounted on the front panel.

The actively cooled system can be operated in ambient temperatures from 0 to 50 °C, and it can optionally include a 2.5¿ HDD or a CompactFlash module for mass storage. The board includes an E2PROM and over 2 MBytes of Flash memory for the storage of BIOS settings and VxWorks boot parameters. Kontron also can provide an extended BIOS to facilitate both Ethernet booting and a pre-boot agent.

The CP-Pocket is currently priced at only 999 Euro. This includes a 566 MHz CP304 CPU board and 128 MBytes of RAM as well as a 75 watt power supply ( AC or DC mains voltage ). The CP-Pocket will be available October 2003.

**Contact details for this press release:**
Kontron Modular GmbH
Sudetenstr. 7
87600 Kaufbeuren - Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(991)803-499

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JRex-PM: Delivering Hot 3.5" Embedded Perform...

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August 25, 2003

*Newest Kontron Embedded SBC is Most Powerful of its Kind*



**DEGGENDORF, Germany, August 28, 2003 - The latest JRex development from Kontron Embedded Modules (formerly JUMPtec) is based on Intel® Centrino™ high-performance mobile technology. This is the first time that a Pentium® M processor will be included on a 3.5-inch embedded PC. Although the JRex-PM is the fastest single board computer in its class, it maintains extremely low power consumption and it is 100 percent footprint compatible with all other JRex boards. The 1.6 GHz Pentium M processor onboard the JRex-PM offers performance comparable to that of a 2.7 GHz Intel® Pentium® 4 processor, and power consumption that is roughly the same as that of a 1.2 GHz Intel® Pentium® III processor (i.e. 18-25 Watts). Coupled with easily-controllable heat dissipation and impressive EMC values, the JRex-PM single board computer brings a new level of performance to embedded systems.**

**First to Market for a Good Cause**
All interested in obtaining the first complete system based on the new JRex-PM 3.5-inch SBC based on a 1.1 GHz Pentium M processor (178x256x88mm - with SDRAM, HDD and ATX power supply) can do so from September 25 through the 30, 2003, in an exclusive eBay auction.
The eBay auction number will be announced the day before the auction on the JRex website (www.j-rex.com). Proceeds from this auction will be donated to the United Nations Children's Fund (UNICEF). Further JRex-PM samples will be available beginning in mid-October.

The following interfaces are provided and are located in exactly the same physical positions on all currently available and future JRex board versions, including the JRex-PM 3.5-inch board with either a 1.1 GHz or 1.6 GHz Pentium M processor: 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA and COM1. This uniformity enables system integrators and OEMs for the first time to develop scalable systems, without the need to modify enclosures or connectors for different CPU boards.

The JRex-PM uses the Intel 855GM chipset, with 400 MHz front-side bus, the fastest IDE with UDMA-100 as well as USB 2.0. The DDR-SDRAM-DIMM socket with ECC supports up to 2 GBytes and allows the use of standard desktop memory modules. The Intel® Extreme Graphics 2 Engine can incorporate up to 32 MBytes of video-RAM UMA and includes support for DVO, LVDS und CRT. Various display types can be easily connected via the onboard JILI-Interface. JILI automatically detects the display connected and then sets the relevant video parameters accordingly. All JRex modules are delivered as "plug and work" in order to reduce the time to market as much as possible.

Further information on JRex and JFLEX™ as well as an online forum can be found at www.j-rex.com.

**Contact details for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf - Germany
sales@kontron.com
Tel: +49(991)37024-100
Fax: +49(991)37024-102

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Kontron's Robust Series of LCD Monitors - KFM...

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**August 7, 2003**

*Kontron Now offers 15 to 21.3-inch IP65 Monitors, With or Without Touch*



**Eching, Germany, August 7, 2003 - The KFM series of splash-proof LCD monitors from Kontron Embedded Computers now includes three new versions with diagonal screen sizes of 15", 18.1" and 21.3". The front sides of these monitors are IP65 (NEMA 4/12) protected and the displays are outstanding in terms of their compact design and high resistance to shock, vibration and EMI. The front panels are finished in either powdered or stainless steel and the LCDs are covered with a 3 mm thick anti-reflective window. Flicker-free LVDS image quality is delivered in 16 million colors with a brightness of 250 cd/m². The four video inputs (VGA analog, DVI, S-Video, Composite Video) are compatible with all of today's commonly used video data signals. A resistive touch screen option also is available. Power can be supplied either directly from the mains via an internal power supply or using an external 24 V DC mains adapter. The monitors are certified according to CE, FCC and GOST-R standards. The delivery time is three weeks and a long-erm availability of up to five years can be prearranged with Kontron. Application-pecific front panels can be made to order and 19" panels for rack mounting also are available upon request.**

The monitor cable linking the display to the industrial PC may be up to ten meters long, which allows greater flexibility when installing an industrial system. Since Kontron also supplies high-quality industrial PCs such as the Box-PC SC-35, SC-85 and SC85S, customers are able to obtain a complete solution from a single source.
The degree of protection offered by the front side of a KFM monitor is IP65. By definition, this means that the front side is able to withstand the pressure of water from a jet nozzle with an inner diameter of 6.3 mm at a volume flow of 12.5 liters per minute, applied from a distance of 2.5 to 3 meters, for a duration of at least 3 minutes. Therefore, KFM monitors are popular in industrial applications such as in the food industry, where production areas are pressure hosed several times a day to maintain cleanliness and hygiene. Other potential applications include POS systems and information terminals.

**Contact details for this press release:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
DE-85386 Eching
sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-279

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

World's Largest PC/104 CPU Product Range Broa...

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**July 24, 2003**

*Kontron Goes All Out on the PC/104 Front*

**Deggendorf, Germany, July 25, 2003 - Kontron Embedded Modules (formerly JUMPtec), the PC/104 market leader, announces the launch of three new MOPS*lcd7* variants, including 700 MHz performance and support for up to 512 MBytes of SDRAM. This addition broadens what is already the largest PC/104 product line in the embedded computing world. The new 300 MHz Intel® Celeron® based variation of the MOPS*lcd7* requires only passive cooling.**
**While alternative Intel® Pentium® III PC/104 modules use the CT 690x0 graphic controller, MOPS*lcd7* boards are designed to use the VIA TwisterT chipset with the S3 Savage 4™ on chip. This provides a particularly future-safe solution with a secure return on investment.**
**Only MOPS PC/104(plus) products are equipped with standard pinouts for keyboard, COM1 and COM2, 44-pin IDE, LPT and 1st LAN interfaces consistently positioned in the same physical location on the unit across the entire product line. This results in true scalability from 33 MHz to 700 MHz without the need for any mechanical redesign of the OEM application. Kontron's PC/104 Partner Program has resulted in a broad base of function-tested expansion boards, allowing embedded systems designers to find all of the hardware required for PC/104 based embedded systems in a one-stop shop.**

New MOPS*lcd7* PC/104 modules from Kontron are now available with Intel Pentium III (500 MHz/700MHz) or with fanless Intel Celeron (300 MHz) processors. They are based on the VIA TwisterT chipset with the S3 mobile Savage 4 graphics controller on-chip, which implements an LVDS flat panel interface and supports up to 32 MByte UMA video memory and 512 MByte SDRAM. The PC/104 CPU module includes PC/104+(PCI) and 10/100 Base-T Ethernet as well as a LAN boot facility. MOPS*lcd7* boards also provide 2x USB with legacy support for older peripheral devices as well as USB boot support, a watchdog timer and a real-time clock. Support of all other basic features of the "proven PC platform for instant solutions" is standard.

**The global PC/104 market** is characterized by a product range that is as complete as possible and changes only occur with the launching of performance optimized embedded processors. However, OEMs often encounter the problem of not being able to obtain suitable CPU boards or tailor-made expansion modules to match their customer's requirements from a single manufacturer. Cost savings are lost in purchasing when quantity discounts are non-realizable. This also can lead to diminished efficiency in supplier and service management. By continually extending its broad PC/104 CPU range and the PC/104 partner program, Kontron strives to achieve the mission of providing the right hardware for 95 percent of all PC/104 applications, enabling it to be the chosen PC/104 platform partner for OEMs. As a market leader in the PC/104 area, Kontron achieves the largest economics of scale, which in turn secures the long-term availability of its products and also enables competitive pricing for OEMs.

**Contact details for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
DE-94469 Deggendorf
sales-kem@kontron.com
Tel: +49(991)37024-0
Fax: +49(991)37024-102

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CP306 DELIVERS POWER EFFICIENCY, PERFORMANCE ...

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**July 21, 2003**

*New Kontron CompactPCI CPU Features Intel® Pentium® M Processor*

**SAN DIEGO, July 21, 2003,** The new CP306 CompactPCI 3U CPU board from Kontron, a leading embedded computer technology company, is based on the Intel® Pentium® M processor. Clocked at a mere 1.6 GHz, the CP306 delivers performance similar to that of a 2.4 GHz desktop-class Intel® Pentium® 4 processor. Compared to its predecessors, the board's power dissipation has been reduced by approximately 50 percent and requires only passive cooling methods. With both the processor and memory soldered directly to the cPCI board, the CP306 represents true ruggedness in embedded computing, making it suitable for use in harsh environments. Additionally, the CP306 1.1 GHz variant can be operated in the extended temperature range of -40°C to +85° C. These features and many more make the CP306 ideal for applications such as robotics, mobile data acquisition systems, aircraft cockpits and train driver cabins. For other applications that do not call out the high performance of the CP306, scaled down 3U cPCI CPU boards such as the CP303 (Mobile Pentium III M processor at up to 1.2 GHz) or the CP302 (Mobile Pentium III processor up to 700 MHz) also are available.

Extensive communication interfaces as well as a high performance processor with up to 1.6 GHz clock rate, 1MB L2 on the cache, 333 MHz memory clock rate and 400 MHz processor side bus are integrated into the CP306 design. These on-board communications interfaces include 1 x Gigabit Ethernet, 1 x Fast Ethernet, 4 x USB 2.0 and up to 4 COM channels. Kontron also can enhance the peripheral interface upon request using Kontron rear I/O modules. A dual ATA100 interface and a CompactFlash socket also are among the board's standard features. Memory options include a maximum of 512MB DDR-SDRAM/PC333. The board is available as a single slot (4HP) or a dual slot (8HP). The 8HP CP306 variant provides legacy support and a 2.5¿ HDD carrier.

The operating systems supported include Windows XP, XP Embedded and 2000, Linux and VxWorks. Various Board Support Packages (BSPs) also are available.

Kontron anticipates that the CP306 will be available for purchase beginning end of July 2003, with production units starting at $3,300 in small quantities.

**ABOUT KONTRON:** Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".
For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**
**Media Relations**
**Kontron America**
**Bruce Boyer**
**Director of Press Relations**
**Phone: 510-732-6900 x103**
bruce.boyer@kontron.com

**Technical Information**
**Kontron Canada**
**Jan-Philippe DeBroeck**
**Product Manager**
**Phone: 450-437-4661 x 2415**
jan-philippe.debroeck@ca.kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON SELECTS EXABYTE VXA PACKET TAPE DRIVE...

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**July 14, 2003**

*Partnership Enhances Storage Solution for Kontron Servers and Workstations*

**SAN DIEGO, July 14, 2003** - Kontron, a leading embedded computer technology company, and Exabyte Corporation (OTCBB: EXBT), a performance and value leader in tape backup systems, announce a partnership agreement that will allow Kontron customers to select Exabyte VXA Packet Drives as an internal or external solution for Kontron servers and workstations. OEMs, system integrators and application providers across the world in industries such as telecommunications, aerospace, the military, transportation, healthcare and the federal government use powerful Kontron servers and workstations.

For Kontron customers using Omnix and Classic chassis lines of servers and workstations, VXA Packet Drivers dramatically increase the capacity and performance available to users seeking an economical alternative to DDS technology. Capable of recording up to 160GB* on a single cartridge at a data transfer rate of up to 12MB/sec (compressed)*, VXA-2 Packet Drives deliver full read and write compatibility with VXA-1, protecting the investment of users who have already standardized on VXA-1 technology. Two interface options will initially be available including Ultra2 Wide SCSI and IDE/ATAPI, providing support for a wide range of computing platforms and operating systems.

"Kontron's server and workstation customers demand both quality and value from the products they buy from us; that made Exabyte's VXA Packet Drives a natural choice as a storage solution," said Kim Babcock, Product Manager for System Components & Peripherals at Kontron America. VXA technology not only provides tremendous capacity and performance for a very low price, but it also is remarkably reliable and rugged. Reliability is particularly important for our customers because the applications are often physically demanding in ways that would cripple inferior equipment. Exabyte's VXA Packet Technology is designed in a way that allows it to operate flawlessly even under extreme conditions.

"Kontron's decision to incorporate VXA into its servers and workstations is a clear sign of increasing market acceptance of VXA as the price-performance leader in tape drive technologies," said Tom Ward, president and CEO of Exabyte.

Additional information on the Exabyte VXA Packet Drives compatible with Kontron servers and workstations is available on www.exabyte.com and www.kontron.com. Kontron servers and workstations with VXA-2 (80GB native/160GB compressed, MSRP starting at $999) and VXA-1 (33GB native.66GB compressed, MSRP starting at $699) Packet Drives are immediately available. These systems can be further customized using Kontron's online "Chassis Wizard" or with the assistance of knowledgeable Kontron staff.

**ABOUT EXABYTE CORPORATION**: Exabyte Corporation (OTCBB: EXBT) provides innovative tape storage solutions to customers whose top buying criteria is value: capacity/price, speed, data reliability and ease-of-use. Exabyte, an industry innovator since 1987, is the recognized value-leader in tape storage and automation solutions for servers, workstations, LANs and SANs. With groundbreaking VXA Discrete Packet Technology, the most significant advancement in tape in the last decade, Exabyte?s VXA-2 solutions provide SMB and Departmental users dramatically higher capacity, speed and data reliability and speed at competitive prices. Exabyte?s drives and automation products are rugged, robust and reliable solutions for users of VXAtape TM, LTO TM (Ultrium TM) and MammothTape TM. Exabyte has a worldwide network of OEMs, distributors and resellers that share the company's commitment to value and customer service, including partners such as IBM, HP, Fujitsu Siemens Computers, Bull, Toshiba, Logitec, Apple Computer, Tech Data, Ingram Micro and Arrow Electronics. For additional information, call 1-800-EXABYTE or visit www.exabyte.com. For investor relations inquiries, contact Kelly Beavers at investor@exabyte.com.

**ABOUT KONTRON**: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".
For additional information on Kontron, please visit: www.kontron.com

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**
Media Relations
Kontron America
Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Exabyte Corporation
Annette Smith
Phone: 303-417-7695
annettes@exabyte.com

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**July 10, 2003**

Kontron Asia launches a user-friendly HMI, KPC-157, which is optimized for harsh environment to be the best choice for medium duty industrial applications. It offers mounting solution such as panel mount and wall mount, for different applications. Not only can it display, but also compute, communicate, and store data. Being reliable, KPC-157 can be used for the unmanned control engineering applications and serve as a rapid status-responding watchdog. Either serving the tough jobs or restless work, KPC-157 by Kontron Asia always provides infallibility and reliability.

KPC-157 integrates a fanless VIA Eden 667MHz CPU and adopts 15" TFT-LCD display in light and rugged aluminum housing. Serial ports, dual 10/100 Base-T Ethernet ports, VGA, USB ports, audio, protected expansion PCI slot, CompactFlash? socket and optional high quality touch screen are among its abundant I/O streams. The optional touch screen can elevate advanced features in the user interface with SCADA, HMI software. "Check with KPC-157 HMI versatile features, it implements the ergonomic interface to meet customers needs and reduces theirs learning curves. " said by Charles Chang, the Kontron Asia panel/ automation product manager.

To meet the requirements of a rugged Industrial Automation environment, the sturdy aluminum alloy front panel of KPC-157 complies with the IP NEMA 4/ IP65 protection standard. It indicates that this product is designed water-proof, against solid missiles, vibration and impacts. Furthermore, the watchdog timer makes the system secure and stable. Not only does Kontron would like to facilitate standard applications such as factory automation and manufacture processes but help their customers reduce the total cost of ownership. This is why Kontron want to introduce such innovated glamorous HMI under prosperous panel and automation market.

For additional information please visit: www.kontron-asia.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP306: Low Power Compact PCI CPU Board with I...

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July 10, 2003

*Increased Power Efficiency, Performance and Durability*



**The new CP306 Compact PCI 3U CPU board from Kontron Modular Computers (formerly PEP Modular Computers) is based on the Intel® Pentium® M Processor. Although the processor is clocked at only 1.6 GHz, its performance is similar to that of a 2.4 GHz desktop-class Intel® Pentium® 4 processor. The board's power dissipation has been reduced by approximately 50 percent, requiring the use of passive cooling methods only. The CP306 1.1 GHz variant can be operated in the extended temperature range of -40°C to +85°C. Since the processor and memory are both soldered directly to the board, the CP306 is suitable for use in harsh environments. Typical applications include robots, mobile data acquisition systems, aircraft cockpits and train driver cabins. If an application does not explicitly require the high performance of the CP306, scaled down versions also are available, such as the CP303 (Mobile Pentium III M processor at up to 1.2 GHz) or the CP302 (Mobile Pentium III processor up to 700 MHz).**

Kaufbeuren, July 10, 2003 - The CP306 CPU board includes extensive communication interfaces as well as a high performance processor with up to 1.6 GHz clock rate, 1MB L2 on the cache, 333 MHz memory clock rate and 400 MHz processor side bus. The on-board communications interfaces include 1 x Gigabit Ethernet, 1 x Fast Ethernet, 4 x USB 2.0 and up to 4 COM channels. Kontron also can enhance the peripheral interface upon request using Kontron rear I/O modules. A dual ATA100 interface is provided as well as a CompactFlash socket. Memory options include a maximum of 512MB DDR-SDRAM/PC333. The board is available with a single slot (4HP) or a dual slot (8HP). The 8HP CP306 variant provides legacy support and a 2.5" HDD carrier.

The operating systems supported include Windows XP, XP Embedded and 2000, Linux and VxWorks.

The CP306 will be available for purchase in production quantities beginning end of July 2003.

**Contact address for this press release:**
Kontron Modular Computers GmbH
Sudetenstrasse 7
DE-87600 Kaufbeuren
sales@kontron.com
Tel: +49-8341-803-0
Fax, +49-8341-803-499

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

BOX PC Reinforced for Round two...

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**July 7, 2003**

*Box PC SC-85 is Stronger, Faster and ready for Action*

□ Kontron Embedded Computers has totally revised its Box-PC. The SC-85 is now suitable for use in high-vibration machines and systems. The new version is more robust, service-friendly, and offers greater performance at a more favorable price. The cost of the Box-PC□s operating system is now reduced as a result of added support for Windows Embedded XP and Linux. As a new optional alternative, the 2.5□ vibration-sensitive hard disk can be replaced with up to two CompactFlash cards that are simply plugged in via externally accessible CF slots. This enables quick and easy on-site updates and increases the mean time between failures (MTBF). The performance can now be scaled up to 1 GHz with 512 MByte SDRAM (previously 850 MHz with 256 MByte SDRAM).

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON AND COMTROL ANNOUNCE ROCKETPORT(R) CO...

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**June 23, 2003**

*Partnership Results in Development of Highest Density 3U cPCI Serial Card*



**SAN DIEGO, June 23, 2003** Kontron, a leading embedded computer technology company, and Comtrol Corporation, the leading U.S. provider of multiport serial-to-Ethernet device connectivity and management products, introduce the industry□s first 16-port CompactPCI (cPCI) serial card with a 3U height. Developed through the use of the Kontron CP302 Intel(R) Mobile Pentium(R) III processor based CPU board and the CP-ASM-4 cPCI chassis, the RocketPort(R) cPCI 16-Port card provides up to 16 high-speed RS-232 or RS-422 connections from a single cPCI expansion slot and conforms to the PICMG 2.0 Revision 3.0 specification for cPCI expansion cards within PCI industrial computers.

According to Kontron America I/O Communications, Networking and Telephony Product Manager Stephen Newbegin, □Comtrol's intelligent high-performance/high-reliability serial products are a great fit for CompactPCI, a platform designed for applications where reliability is essential." Newbegin also notes that Kontron, a distributor of Comtrol products, played a key role in the development of the RocketPort serial card as a result of the close relationship between the two industry-leading companies.

"Kontron convinced us that many of their customers needed the power that our serial technology can provide," stated Comtrol□s president and COO Lee Stagni. "We are excited about entering this new market."

Additional information on the RocketPort CompactPCI multiport serial card (ROCKET/CP3-16) is available on www.comtrol.com and www.kontron.com. Kontron anticipates beginning distribution of the RocketPort immediately, with production units available for $995.

**ABOUT COMTROL:** Comtrol Corporation, based in Minneapolis, is a leading global provider of device connectivity, data communications, and enterprise integration software technologies. The company's DeviceMaster(R) and RocketPort products include in-server serial expansion cards, Ethernet-attached device networking edge servers, programmable application edge server appliances, and application software. For additional information, visit the Comtrol Web site at www.comtrol.com or call 800-926-6876.

**ABOUT KONTRON:** Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Kontron America
Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Comtrol Corporation
Karen Frothinger
Director, Marketing Communications
Phone: 763-494-4195
karen.frothinger@comtrol.com

Technical Information
Kontron America
Stephen Newbegin
Product Manager
Phone: 858-677-0877
stephen.newbegin@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON-ASIA ANNOUNCE NEW GENERATION OF HIGH ...

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**June 16, 2003**

Kontron-Asia will launch a new ideal rackmount 1U server, I-Server 1827, targeting the high-end market for information security, storage, Data com applications, web-based applications, E-commerce servers, internet game servers, science computing clusters environments. The I-Server 1827 is the first 1U dual Xeon¿ 'ServerWorks' based server on the marketplace, it means that I-Server 1827 will solve the communication bottle neck readily from end user to small to medium-sized businesses and provide the best solution.
I-Server 1827 is a 1U system equipped: Dual Intel Xeon processors, rated at 2.8 GHz or higher, with 512K of L2 cache. Front Side Bus (FSB) speeds of 400/533 MHz; ServerWorks GCSL with CBS5 Chipset; ATi Rage-XL graphics controller, 8MB of video memory; Hot-swappable 350 watt auto range power supply with PFC support; 3 SCA Ultra 320 HDD Bays with slim CDROM and *floppy drive; Up to 4 GB of ECC register DDR200/ 266 low profile memory; two 64-bit 100/66MHz (3.3V) PCI/PCI-X expansion* slots; Optional BMC board; IPMI 1.5 system management interface (optional), Dual Giga Ethernet network connection support; Adopted latest motherboards include faster system bus architecture to help improving the performance of some data-intensive computing analyses. In addition, advanced thermal-monitoring and cooling capabilities, including six high-speed fans, make I-Server 1827 an especially reliable platform for ruling the high performance of dual Intel® Xeon¿ processors; Multiple LED indicators, front and rear access USB ports; PS/2 keyboard/ mouse connectors and other optional function.
¿In server marketplace, the genuine 1U servers with dual-Xeon processor design are hard to search for, why? Because the Intel processors emit lots of heat as CPU run at full speed in the limited space of 1U architecture. Most manufacturers can not solve such overheating problems. Kontron-Asia I-Server 1827 1U dual-Xeon server is made by its advanced heat dissipation design that includes six high-speed fans and two large-size copper heat sinks¿, said Kevin Tseng, the President of Kontron-Asia. ¿For highly demanding server workloads, Kontron-Asia delivers unparalleled performance and flexibility for Internet data protection, and improved system-level reliability server applications for small to medium-sized businesses to do the job. Like David and Gorier, we are very proud that I-Server 1827 has a chance against server products giants like IBM, Dell, HP and SUN. Besides, according to the Gartner Inc report that the worldwide server shipments saw a 10 percent increase in the first quarter of 2003; we have begun to tackle! ¿, he added.
With Intel¿s NetBurst¿ microarchitecture provide enhancement that allows the Xeon processor execution powerful technology. For the advantage of technique, highly reliability, I-Server 1827 will deliver to the user a new unprecedented experience, Integrate latest innovations into superior platform designs in today¿s PC industry. No matter what you are, especially an end user or a large volume system integrator, you need come to experience the cost efficiency, flexibility and upgradeability provided by kontron-Asia I-Server 1827

For additional information on Kontron Asia, please visit: www.kontron-asia.com.
Or contact: eddie.lin@kontron-asia.com

http://www.kontron-asia.com/products/htm/Rackmount_Server/htm/i-sever1827.htm

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

SOPH.I.A. - Simple All-in-One Module for Web-...

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**June 13, 2003**

*The Small Concept with a Big Future*

**Kaufbeuren, Germany, 13 June 2003 - Kontron Modular Computers (formerly PEP Modular Computers) is proud to present SOPH.I.A. - a development and runtime environment for web-based automation that is both platform and operating system independent. The concept utilizes numerous standard components to offer a complete solution for Sophisticated Industrial Automation (SOPH.I.A.). Compared to pure web server applications, SOPH.I.A. is the first universal and easy to use all-in-one module for the development and configuration of applications ranging from standalone production machinery and modular distributed applications to complete systems. SOPH.I.A. also provides web-supported application management.**

OEMs that choose SOPH.I.A. are guaranteed a secure long-term return on their investments since the product is based on powerful approved standard modules. SOPH.I.A currently includes a user-friendly Integrated Development Environment (IDE) with an integrated Application Programming Interface (API) and an extensive runtime system. The runtime system includes an XML data server which enables a platform and operating system independent link to a customer specific application and all necessary front ends such as a web server, alarm server, escalation manager, authentication server and download server. The web server is compatible with Windows, Linux and VxWorks. The first version of SOPH.I.A *runs on VxWorks. Versions for Linux (SOPH.I.A. V1.1) and Windows CE (SOPH.I.A. V 2.1) will follow in the near future.* A configuration server also is integrated to enable application-specific configuration to take place during runtime. This allows the functionality of a web application to be determined by an OEM or end customer on site without requiring system shutdown. The basic functions included are User Configuration (that determines which user has access to which data) and Alarm Management (which specifies procedures to be run upon the occurrence of the various alarm messages) with Escalation Routines (procedures that are run if an alarm message is not acknowledged). It also is possible to configure download options for new software and user authentication in accordance with application-specific requirements.

**A Modular Concept to Keep Embedded Systems Slim**SOPH.I.A is resourcefully designed and platform independent. This is achieved by integrating a data server parallel to the web server. The data server provides a bridge between the web server and an operating system specific data provider that communicates with the actual application via a data module. The data server accepts data from the application via the data provider and converts it to XML, the standardized neutral format, before passing it on to the web server. Since the data provider's footprint and resource overhead is kept to a minimum, it can be loaded onto the most modest of embedded systems.

**Contact details for this press release:**
Kontron Modular Computers GmbH
Sudetenstrasse 7
DE-87600 Kaufbeuren
sales@kontron.com
Tel: +49-8341-803-0
Fax, +49-8341-803-499

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
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KONTRON NAMED OUTSTANDING VENDOR OF SINGLE ...

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**May 19, 2003**

*VDC Awards Platinum and Gold Status to Kontron In Their 2003 Ranking*

**ECHING, Germany, May 19, 2003** Kontron AG has been awarded a "Platinum" vendor rating in the category of Single Board Computers (SBCs) and a □Gold□ rating in the category of Embedded Motherboards by Venture Development Corporation (VDC) in their 2003 vendor rating awards.

"We take great pride in being customer-focused at Kontron. We actively listen to our customers, searching for better ways to help them solve their problems today, and work closely through our engineering teams around the world to provide for the technology needed for the future,□ said Hans Mühlbauer, Chief Operating Officer of Kontron AG. " These awards are a testimony to our focus and efforts. We are very proud of this recognition."

The rankings, part of VDC's market research, were derived through the use of an impartial model, proprietary to VDC, heavily weighted toward user perceptions of non-product criteria. These criteria included elements such as availability and delivery, price, and a variety of service and support factors. "Platinum" status was awarded to the 5% of VDC-identified vendors in each category achieving the highest numerical value from the execution of the model. "Gold" status was awarded to the next 10% of these vendors.

**ABOUT VDC:** Founded in 1971, Venture Development Corporation is a technology market research and consulting firm that specializes in industrial and commercial electronics, computing, and communications, software and power systems markets (http://www vdc-corp.com, 508-653-9000).

**ABOUT KONTRON:** Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".
For additional information on Kontron, please visit: www.kontron.com

**READER SERVICE INQUIRIES:** Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

New P4 Launch from Kontron Asia: Full-Size P4...

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**May 16, 2003**

Kontron's new PCI749G is a new Pentium 4 Full-Size PICMG SBC deploying with Gigabit-Ethernet, DDR333 and USB 2.0 devices!

Kontron, the global leading embedded computer provider, launches a Full-Size PICMG SBC card ¿PCI 749G. Apparently, meet the best Intel Pentium 4 Platform applications for nowadays Industrial Automation markets. PCI 749G successfully deployed Intel 82845G with 82801DB (ICH4) chipset, which supports Pentium 4 /Celeron CPU frequencies up to 3.0 GHz or above with FSB (front side bus) running at 400/533MHz and adds on Intel latest HT (Hyper Treading ) technology function in it. PCI-749G provides high memory capacities up to 2GB DDR333 SDRAM.

In addition to its powerful computing engine, the full function of this Full-Sizes SBC designing includes such features as chipset integrated 2D/3D graphics engine with AGP 4x bandwidth (64MB V-RAM). PCI 749G delivers super graphic performance without additional cost on graphic controller. The graph core is integrated in Intel's 845G chipset, and provides unique Intel?Extreme Graphics architecture to maximize VGA performance capability.

Four high speed I/O devices up to 480Mbps USB 2.0 provides an expandable, PnP (Plug and Play) serial interface that ensures a standard low-cost connection for peripheral devices. Industrial applications will benefit from the USB2.0 ports by pin- header, offering efficiency and value without compromising performance.
Onboard Dual LAN Intel 82562ET 10/100Base-T Ethernet and 82540EM 100/100Base-TX Gigabit Ethernet LAN function provide the ultra fast networking data acquisition for Industrial Automation.
The other function includes: one CompactFlash Type II module and AC'97 CODEC compliant audio function, Watchdog Timer, ISA High-Drive up to 64mA. It provide customers to do further integration.

About Kontron Asia
Kontron-Asia Inc. is Kontron headquarter in Asia, which take charge in Kontron group global sales and distribution efforts in the Asia Pacific region. The company also develops value line systems and solutions for Kontron worldwide. For more information about Kontron-Asia, please surf: http://www.kontron-asia.com

http://www.kontron-asia.com/products/htm/SBC/html/PCI-749G.htm

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**May 13, 2003**

*For a Few Dollars More...*



**OEMs willing to invest a few dollars more into ATX and Micro ATX compatible motherboards no longer need to worry about product long-term availability. By choosing to use either the new 886LCD/ATX or 886LCD/ATXU over another comparable consumer boards, customers are investing approximately $30 US (or Euro) more per motherboard and also receive an availability guarantee of up to three years from Kontron Embedded Modules (formerly JUMPtec). Longer periods are available upon request. In addition to the assured availability, OEMs also receive the extensive support that Kontron provides to all of its customers. The 885LCD/ATX and 886LCD/ATXU are particularly suited to multimedia and gaming applications.**

Both the 886LCD/ATX and 886LCD/ATXU standard motherboards are based on the Intel® Pentium® 4 processor (up to 2.8 GHz) and the Intel i845G chipset, which effortlessly provides quality 3D animation at a resolution of 2048 x 1536. Up to 2 GBytes of RAM also are included in the board design. On board interfaces of interest to the multimedia and gaming industry include Mic In, CD Audio In, Game/MidiPort and a 2.1 audio codec compatible DVD port. Other standard features are 6x USB 2.0, 2 x COM, 1x Ethernet and 4 x AGP as well as either 3 or 6 PCI expansion sockets that allow the system to be configured as required. Kontron also provides an extensive assortment of ADD (AGP Digital Display) cards for the connection of custom flat panels. These cards *make use of the DV0 interface of the i845G chipset and its full design-in support.*

The 886LCD/ATX and 886LCD/ATXU motherboards will be available beginning in April 2003.

**Contact address for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
DE-94469 Deggendorf
sales-kem@kontron.com
Tel: +49-991-37024-0
Fax: +49-991-37024-102

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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April 30, 2003

*The Little Brother*



**DEGGENDORF/ECHING, Germany, 30 April 2003 -- The fifth board to be introduced as part of Kontron's JRex 3.5" product family, the JREX-VE, is fitted with the VIA™ EDEN processor (600 MHz). As compared to its big brother, the JREX-VE (1GHz), the new JREX-VE delivers extremely low power consumption, low heat generation and high electromagnetic compatibility (EMC). As on all existing and future JRex boards, the interfaces for 2xUSB, LAN, Compact-Flash, keyboard/mouse, VGA, COM1, ATX feature power supply connectors and reset are always located in exactly the same physical positions. Kontron also provides footprint compatible I/O modules for system expansion. As a result of this uniformity, system integrators and OEMs to develop scalable products based on 3.5" boards, without the need to modify housings or connectors for different processor variants.**

The JRex-VE includes the VIA Twister™ T chipset with S3 Savage 4 engine, 133MHz front-side bus and fast IDE via UDMA-100. The on-board SDRAM-DIMM socket can accommodate up to 512 MBytes of memory and allows standard desktop memory modules to be used. The UMA graphics controller (up to 32 MByte) is an integral part of the chipset. Various display types can be easily connected via the onboard JUMPtec Intelligent LVDS Interface (JILI). JILI automatically detects which display is connected and sets the video parameters accordingly. All JRex modules are "plug and work", significantly reducing the solution's time to market.

Sample JRex boards, fitted with the 600 MHz VIA EDEN processor, already are available and series production has begun. The entry-level price of a JRex-VE sample board is only 336 EUR. A JRex board based on the 800 MHz VIA EDEN processor will to follow in the near future.

*Further information on JRex Single Board Computers and JFLEX peripherals as well as an online forum can be found at* www.j-rex.com.

## JRex Standardizes 3.5" CPU Boards

JRex is Kontron's new family of 3.5" embedded SBCs. Each JRex board includes 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA, COM1, ATX feature power supply connectors and resets conveniently positioned in the same physical location from unit to unit within the product family. ATX power supply standards are met with respect to current and voltage requirements, Standby, Power Good, and fan control features (where applicable). Compared to SODIMM modules that are usually more expensive, standard desktop SDRAM-DIMM modules provide cost effective memory solution for JRex boards. Use of the onboard JUMPtec® Intelligent LVDS Interface (JILI) simplifies flat panel integration. JILI is a universal display adapter that can be used off the shelf with the majority of display panels currently available on the market. This allows developers to select the optimal display for the application from the wide assortment offered by manufacturers, without having to negotiate interface incompatibility issues.

## JFLEX

If standard JRex interfaces are not enough, new JFLEX™ expansion module designed specifically for use with JRex boards can be mounted via the PCI interface. JFLEX modules cover the entire front side of the CPU board to accommodate new peripherals without the need for any extra cables. If use of the entire front side is not necessary, JFLEX modules also are available as smaller square shaped expansion units. JRex boards can accommodate up to two JFLEX modules at a time. Several JFLEX modules are currently being developed for custom solutions, including multimedia and communications applications. These modules will be available off-the-shelf in the near future. As well as covering standard PC features such as Sound, USB, Firewire, LAN, RS232, Modem, ISDN, Bluetooth, etc, future industrial JFLEX modules also will offer analog and digital I/Os as well as the latest fieldbus and multi-axis control systems.

**Contact address for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
DE-94469 Deggendorf
sales-kem@kontron.com
Tel: +49-991-37024-0
Fax: +49-991-37024-102

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

PDE Box: 2nd Generation Plasma Dis...

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**April 23, 2003**

*PDE2-PCI: The New Multimedia Industrial Visualization PC System*



The Universal Long-term Solution for Plasma Screens



**DEGGENDORF, Germany, April 23, 2003** - Kontron Embedded Modules GmbH, the leading vendor of embedded computer technology, is proud to announce the release of its second generation Plasma Display Engine, the PDE2-PCI. This Multimedia PC is an all-in-one unit based on a Kontron industrial graded single board computer. The PDE2-PCI supports an up to 1.26GHz Intel® Pentium® III Tualatin processor and has two open PCI expansion slots. The main advantages of using the PDE Box as opposed to other consumer PCs and graphics boards are the ability to interface with numerous popular plasma screens and guaranteed long-term availability. Target markets include all applications that require high-performance graphical displays, such as plasma panel dynamic signage, multimedia kiosks and professional video broadcasting systems.

Providers of plasma screen solutions are usually required to use a diverse range of displays and to guarantee the long-term availability of their applications. This is problematic when using standard PCs and graphics cards. A solution provider using the PDE box is guaranteed the long-term availability of this industrial PC and can easily drive plasma screens from JVC, NEC, Panasonic, Pioneer and Fujitsu. Custom display interfaces also can be developed upon request.

The PDE2-PCI now includes up to a powerful Pentium III 1.26GHz Tualatin processor. Other features include 64MB of video memory, 128-bit 2D/3D graphic controller with hardware accelerated DVD/MPEG2 decoding, 3 channel 10/100 Base-T Ethernet, 5 USB ports, a DVD drive and 2 open PCI expansion slots. LCD and plasma displays of up to 61 inches are supported, including 16x9 resolution. Portrait (vertical) mode also is supported. An 'Always-on Power Selector' is provided to automatically reboot the system in the event that a power failure occurs. The PDE2-PCI is Sound Blaster 16 compatible.

Current PDP2-PCI applications include car showrooms, retail stores, airports, train stations, traffic control systems, factory information systems, and high-grade home entertainment.

The PDE2-PCI will be available in April 2003 with optional CPU, memory and hard disk configurations. For more information, please visit Kontron's website at: www.kontron.com.

**Contact address for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
DE-94469 Deggendorf
sales-kem@kontron.com
Tel: +49-991-37024-0
Fax: +49-991-37024-102

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ETX-VE BREAKS NEW GROUND FOR ETX COMPONENT SB...

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**April 23, 2003**

SAN FRANCISCO, April 23, 2003 □ At the Embedded System Conference, Kontron, a leading embedded computer technology company, announces the ETX-VE component SBC□. The ETX-VE is based on the VIA Technologies Twister-T chipset and VIA Eden□ and C3□ processors up to 800MHz. The ETX-VE is optimized for low levels of power consumption and is extremely flexible and cost-effective.
The new ETX component SBC module offers high-performance graphics with LVDS flat panel support, 10/100BaseT Ethernet, sound, 2xEIDE (UDMA-100) and 4 USB ports as well as all the usual standard PC interfaces.
Production quantities will be available in Q2, 2003; the target price is $356 (US), in quantities of 100 modules. OEM pricing is available upon request.

ABOUT ETX COMPONENT SBC□ MODULES: ETX technology was developed by Kontron□s embedded modules division (formerly JUMPtec) to facilitate lower cost and faster time-to-market semi-custom designs. ETX modules are like components, plugging into an application-specific baseboard. The ETX modules supply the core CPU and memory subsystems together with Sound, SVGA, Ethernet and standard PC I/O. They connect to the rest of the embedded system through high-density, low profile, surface-mount connectors, which carry both ISA and PCI bus signals as well as dedicated I/O interfaces. The mechanics of the interconnection is such that an ETX/baseboard combination is virtually the same height as a one-board solution. ETX modules are scaleable and interchangeable, and they make possible the rapid development of semi-custom solutions for embedded applications.

ABOUT KONTRON: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German Neuer Markt stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical & Pricing

North America
Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Europe, Middle East and Africa
Matthias Huber
Product Marketing Manager
Phone: +49-991-37024-647
matthias.huber@kontron.com

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

INTRODUCTION OF NEW KONTRON ETX-P3M COMPONENT...

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**April 23, 2003**

SAN FRANCISCO, April 23, 2003 - Kontron, a leading embedded computer technology company, announces the development of the ETX-P3M component SBC at the Embedded System Conference. The new ETX-P3M component SBC module supports the Mobile Intel® Pentium® III Processor - M and CeleronTM processors (650 and 933 MHz processors with long-term availability and up to 1.2 GHz processors for socketed versions). At 1.2 GHz, the ETX-P3M offers the highest level of processor performance in an ETX form factor. Reduced power consumption is achieved using both ACPI and APM 1.2 for power management. With an integrated core chip set, the ETX-P3M provides Pro Savage 4 graphics and enhanced audio. In addition to standard ETX features, the ETX-P3M supports four USB ports, up to 1GB-SDRAM, 10/100Base-T Ethernet, keyboard/mouse controllers, real-time clock, and Watchdog timer.
Production quantities will be available in Q2, 2003; the target price is $730 (ETX-P3M, Pentium III-M processor, 933 MHz), in quantities of 100 modules. For additional pricing information, please contact Kontron Sales.

ABOUT ETX COMPONENT SBC MODULES: ETX technology was developed by Kontron's embedded modules division (formerly JUMPtec) to facilitate lower cost and faster time-to-market semi-custom designs. ETX modules are like components, plugging into an application-specific baseboard. The ETX modules supply the core CPU and memory subsystems together with Sound, SVGA, Ethernet and standard PC I/O. They connect to the rest of the embedded system through high-density, low profile, surface-mount connectors, which carry both ISA and PCI bus signals as well as dedicated I/O interfaces. The mechanics of the interconnection is such that an ETX/baseboard combination is virtually the same height as a one-board solution. ETX modules are scaleable and interchangeable, and they make possible the rapid development of semi-custom solutions for embedded applications.

ABOUT KONTRON: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German Neuer Markt stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com

Technical & Pricing

North America
Bruce Boyer
Phone: 510-732-6900x103
bruce.boyer@us.kontron.com

Europe, Middle East and Africa
Matthias Huber
Product Marketing Manager
Phone: 49-991-37024-647
matthias.huber@kontron.com

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP-ASM10-PSB EXPANDS CAPABILITIES OF 10U PICM...

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**April 23, 2003**

SAN FRANCISCO, April 23, 2003 □ Kontron, a leading embedded computer technology company, introduces the CP-ASM10-PSB, a robust, cost effective solution for PICMG 2.16 packet-switched CompactPCI communication platforms.
The CP-ASM10-PSB design is based on a 10U/84 HP rack and allows high power airflow from front to rear (3 m/s average). In addition to offering two seven-slot cPCI segments, the backplane inside the CP-ASM10-PSB system can support up to two switch slots, redundant alarm boards and four (250 Watt AC or DC) power supply slots. Total power for this CP-ASM10-PSB can be increased to 1000 Watts.
A PICMG 2.16 compliant 10U system, the CP-ASM10-PSB is compatible for use with the following Kontron CPU boards as well as: CP 6010, CP6000, CP605, CP620, CP620PM and the DT64. Other PICMG 2.16 boards also may be integrated with the CP-ASM10-PSB.
Kontron anticipates that production volumes of the CP-ASM10-PSB will be available in Q2 2003. Pricing for this product is in the range of $3,000 (US). For additional pricing information, please contact the Kontron sales force.

ABOUT KONTRON: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com

Technical & Pricing

Rudi Popma
Product Marketing Manager
Phone: +49-8341-803-363
rudi.popma@kontron.com

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NEW KONTRON ePCI-X BACKPLANES ENHANCE PERFORM...

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**April 23, 2003**

SAN DIEGO, April 23, 2003 □ Kontron, a leading embedded computer technology company, announces the development of two new ePCI-X backplanes, the EBP-6A4B1 and the EBP-11A4B6. Designed to be compatible with existing chassis, the EBP-6A4B1 and EBP-11A4B6 open up new levels of performance for systems based on PICMG technology.
To support the ePCI-200 CPU board introduced earlier this year, Kontron offers two new backplanes: The EBP-6A4B1, a shoe-box style backplane, and the EBP-11A4B6, an ATX-style backplane. The EBP-6A4B1can be used in Kontron□s 9301-6 rugged bench top chassis and the EBP-11A4B6 is compatible for use in Kontron□s 4U chassis, which includes the Omnix, KPR-III, RAK-40x and ARC-40x products.
Kontron anticipates that the EBP-6A4B1 and the EBP-11A4B6 backplanes will be available in production quantities by early Q2 of 2003. Please contact Kontron Sales Engineers for additional information

ABOUT ePCI-X:
The ePCI-X, or PICMG 1.2, standard defines a removable CPU board form factor that is a natural evolution from the popular PICMG 1.0 PCI-ISA specification. It specifies form factors with either one or two PCI busses, and no ISA bus at all. For additional information regarding this specification, visit the ePCI-X website at www.epci-x.com 1.2.

ABOUT KONTRON: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German Neuer Markt stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com

READER SERVICE INQUIRIES: Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical & Pricing

North America
Benoit Robert
Executive Director,
Product Marketing Management
Phone: 450-437-5682
benoit.robert@ca.kontron.com

Europe, Middle East and Africa
Claus Giebert
Product Marketing Manager
Phone: +49-8165-77-349
claus.giebert@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

NEW 3U FAST ETHERNET SWITCH FROM KONTRON OFFE...

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**April 23, 2003**

SAN FRANCISCO, April 23, 2003 □ Kontron, a leading embedded computer technology company, announces the CP930 3U fast Ethernet switch. Designed for operation in industrial automation applications, the CP930 is a rugged 5 port fast Ethernet switch that also meets extended temperature requirements. This versatile design is compatible with CompactPCI, VME, standard PC system, and even customer specific solutions.
The standard CP930 supports 10Mbit/s and 100Mbit/s fast Ethernet with RJ45 connectors and each of the five ports is equipped with two status LEDs. The following alternate configurations also are available: four RJ45 connections and fiber optical port with a 1300nm MT-RJ connector or four RJ45 connectors on the front and one internal RJ45 connector or a mountable 3.5 inch drive version that runs on a 5 Volt power supply.
Kontron anticipates that production volumes of the CP930 will be available in Q2 2003. Pricing for this product is in the range of $220 (US). For additional pricing information, please contact the Kontron sales force.

ABOUT KONTRON: Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com

Technical & Pricing

Rudi Popma
Product Marketing Manager
Phone: +49-8341-803-363
rudi.popma@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

WEBtoNET/pro: DIN Rail Industrial Web Server...

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**March 26, 2003**

*Cost Effective Mini Web Server for Switchgear Cabinets*



Kontron Embedded Modules (formerly JUMPtec AG) is proud to present for the first time a DIN rail web server that has been specifically developed for the automation world. The unit consists of a performance scalable DIMM-PC®, WEBtoNET web server software and up to three I/O modules that are plugged into the DIMM PC back plane. The web server can include mass storage and flash cards of the customer's choice and expansion is possible via PC specific I/Os. The modular DIN rail PC is integrated with web server functionality in trend-setting configurations to provide complete customer solutions for ISA bus based MSR tasks, data logging and a HMI via an optional browser panel. This results in a particularly cost effective system.

The web server can convert protocols such as RS232, RS422, RS485, CAN, LON and Profibus to TCP/IP and is able to display HMI functions on configurable web pages. Uploading and downloading between central management systems and the local web server takes place remotely via FTP (ISDN or modem) and locally via Ethernet or Bluetooth. As an option, the WEBtoNET/pro also can communicate directly with personal clients via FAX, SMS or e-mail.

The WEBtoNET/pro web server can simultaneously accommodate up to three of the following off-the-shelf I/O boards that provide:

- Eight digital inputs, optically isolated, up to 36 V
- Eight relay outputs, normally open/normally closed, 60 V
- Four relay outputs, normally open/normally closed, 250 V
- Eight analog inputs (selectable 0-10 V, 0(4)-20 mA)
- Eight analog outputs (selectable 0-10 V, 0(4)-20 mA)

The system can be easily expanded using additional I/O modules to provide up to 128 I/Os via the RS485 connector. For customers requiring application-specific I.O boards, Kontron can provide design assistance.

**For more details**, please send e-mail to WEBtoNET@kontron.com.

**Contact address for this press release:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
D-94469 Deggendorf
sales-kem@kontron.com
Tel: +49-991-37024-0
Fax: +49-991-37024-102

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**March 24, 2003**

*Same Concept with Greatly Improved Features*



**WEBasDISK/2 is the completely revised version of the prize-winning[*1] WEBasDISK technology from Kontron Embedded Modules (formerly JUMPtec) for IDE over IP. WEBasDISK/2 allows a CompactFlash socket to be used for variable decentralized memory scaling at current market prices. This replaces the onboard Flash that was part of the original design. The file management system now permits not only Image Mode access but also changes at the file level. The NetSilicon™ NET+ARM50™ processor replaces the NET+ ARM15™. This makes WEBasDISK/2 even more powerful. WEBasDISK/2 is deployed in the decentralized upgrade management of embedded systems. It uses the IDE interface found in each embedded PC system in order to gain TCP/IP connectivity. This eliminates the need for a redesign or complex reprogramming of an embedded system. The driver management process for network adapters that would require regular updating now is a thing of the past.**

The process of upgrade management is now decentralized. As soon as an embedded system boots up, WEBasDISK/2 ensures that the contents of the file system in its flash memory are identical to those stored on a central server. This ensures that the embedded system is always up to date. WEBasDISK/2 technology is a good fit for application in which the embedded system is continuously receiving updates and new configurations. If the system is located at a customer's site, the update option can be switched off in order to obtain only the files that are intended for exchange between a particular system and a central supplier server. For system administrators, the update management of perhaps hundreds or more embedded systems is reduced to the simple loading of a new file configuration onto a central server. The rest of the update process then follows automatically.

WEBasDISK/2 also can be kept online constantly and set to download data exclusively from a designated server. This configuration is suitable for obtaining high availability complete solutions. If the central server crashes, the distributed systems are able to continue functioning as normal due to the local flash file system. In such cases, WEBasDISK/2 automatically switches to local operation.

**For More details**, please send e-mail to webasdisk@kontron.com.

Josef Behammer
Division Manager Embedded Internet Brunnwiesenstr. 16.
D-94469 Deggendorf
Tel +49(991)-37024-483
Fax +49(991)-37024-102

*1 Readers of the periodical Elektronik voted WEBasDISK into second place in the "Embedded Systems" category of the "Best Products 2001" competition.

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New JRex 3.5" Board Uses 1.0 GHz VIA C3...

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**February 18, 2003**

*First to Market*



**Deggendorf, Germany, January 24th, 2003 -- Following the recent launch of the VIA C3TM processor from VIA Technologies, Inc., Kontron is proud to announce its first CPU board design based on the high performance processor. The JRex-VE 3.5" board is the first Kontron module to be based on the 1.0 GHz VIA C3. The new processor enables the JREX-VE to provide performance comparable to that of an Intel® Pentium® III 500/700MHz processor based board, but for a significantly lower price. Although the board's performance is more than adequate for demanding digital media applications, it has a very economical power consumption and low heat emission. Sample boards will be presented for the first time at the Embedded World trade show.**

Like each of the 3.5" boards in the JRex family, the ETX-VE board includes 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA, COM1, ATX feature power supply connectors and resets conveniently positioned in the same physical location from unit to unit within the product family. As a result of this uniformity, system integrators and OEMs to develop scalable products based on 3.5" boards, without the need to modify housings or connectors for different processor variants.

The JRex-VE includes the VIA Twister□ T chipset with S3 Savage 4 engine, 133MHz front-side bus and fast IDE via UDMA-100. The on-board SDRAM-DIMM socket can accommodate up to 512 MBytes of memory and allows standard desktop memory modules to be used. The UMA graphics controller (up to 32 MByte ) is an integral part of the chipset. Various display types can be easily connected via the onboard JUMPtec® Intelligent LVDS Interface (JILI). JILI automatically detects which display is connected and sets the video parameters accordingly. All JRex modules are "plug and work", significantly reducing the solution's time to market.

Further information on JRex Single Board Computers and JFLEX peripherals as well as an online forum can be found at www.j-rex.com.

**JRex Standardizes 3.5" CPU Boards**
JRex is Kontron's new family of 3.5" embedded SBCs. Each JRex board includes 2xUSB, LAN, Compact-Flash, Keyboard/Mouse, VGA, COM1, ATX feature power supply connectors and resets conveniently positioned in the same physical location from unit to unit within the product family. ATX power supply standards are met with respect to current and voltage requirements, Standby, Power Good, and fan control features (where applicable). Compared to SODIMM modules that are usually more expensive, standard desktop SDRAM-DIMM modules provide cost effective memory solution for JRex boards. Use of the onboard JUMPtec® Intelligent LVDS Interface (JILI) simplifies flat panel integration. JILI is a universal display adapter that can be used off the shelf with the majority of display panels currently available on the market. This allows developers to select the optimal display for the application from the wide assortment offered by manufacturers, without having to negotiate interface incompatibility issues.

**JFLEX**
If standard JRex interfaces are not enough, new JFLEX□ expansion module designed specifically for use with JRex boards can be mounted via the PCI interface. JFLEX modules cover the entire front side of the CPU board to accommodate new peripherals without the need for any extra cables. If use of the entire front side is not necessary, JFLEX modules also are available as smaller square shaped expansion units. JRex boards can accommodate up to two JFLEX modules at a time. Several JFLEX modules are currently being developed for custom solutions, including multimedia and communications applications. These modules will be available off-the-shelf in the near future. As well as covering standard PC features such as Sound, USB, Firewire, LAN, RS232, Modem, ISDN, Bluetooth, etc, future industrial JFLEX modules also will offer analog and digital I/Os as well as the latest fieldbus and multi-axis control systems.

**Press Contact:**
Christian Eder □ Marcom Manager EMEA
Brunnwiesenstr. 16
D - 94469 Deggendorf
christian.eder@kontron.com
Phone: +49 991 37024-702

**Contact Person:**
Martin Bodenschatz □ Product Manager
Brunnwiesenstr. 16
D - 94469 Deggendorf
martin.bodenschatz@kontron.com
Phone: +49 991 37024-703

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**February 18, 2003**

*PowerPAC PanelPC-VL with Two PCI Half-Size Expansion Slots and 15*

DEGGENDORF/ECHING, Germany, February 18th 2003 □ The cost-optimized Kontron PowerPAC PanelPC-VL is an industrial graphical user terminal offering today□s highest levels of performance. The unit□s two half-size PCI expansion slots provide more than enough flexibility for most HMI applications. The 15" 200 cd/m² resistive touchscreen display is bright enough to ensure the successful operation of any application even in direct sunlight. An optional multilingual multifunctional soft keyboard also is available. With a height of 7 RU, the PowerPAC PanelPC-VL can be mounted into an operator console or a 19" switchgear cabinet. Any installation and maintenance work performed on the Panel-PC is a cinch thanks to the unit□s □Quick Change□ mechanism, which allows the PC and display units to be separated from each other without using any tools. This ensures fast and easy access to all PC components.

The PowerPAC PanelPC-VL is fitted with Intel® processors and it currently can accommodate up to a 1 GHz Pentium® III processor and up to 512 MB of RAM. A 3.5□ floppy disk drive and a CD ROM / DVD bay are provided along with a 2.5□ hard drive with a current storage capacity of up to 60 GB. An onboard Compact Flash socket can accommodate Compact Flash cards with up to 1 GB capacity. Additional features can be added via two half-size PCI boards that are simply slotted into the system. Kontron also can supply the desired configuration with a customized front panel and all relevant industrial approval certificates. Other display types and sizes are available upon request. The PowerPAC PanelPC-VL supports the Windows XP, Windows 2000, Windows embedded XP and Linux operating systems.

The PowerPAC PanelPC-VL will be available by March 2003.

**Press Contact:**
Christian Eder □ Marcom Manager EMEA
Brunnwiesenstr. 16
D - 94469 Deggendorf
christian.eder@kontron.com
Telefon: +49 991 37024-702

**Sales Contact:**
Günter Dumsky □ Product Manager
guenter.dumsky@kontron.com
Telefon: +49 8165 77-266

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

ISDN, Analog Modem and Bluetooth DIMM Modules...

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**February 18, 2003**

*Kontron .s Three New Telecommunications Modules for DIMM Sockets*



**Kontron Embedded Modules (formerly JUMPtec) is proud to announce the availability of new ISDN and analog modem telecommunication modules as well as a Bluetooth module for close range communication. These modules are credit card sized, cable-free embedded designs based on DIMM-PC® technology or application-specific mini-baseboards that employ ISA bus peripherals. The ISDN and analog modems also provide Ethernet connectivity as an option. These modules an ideal fit for OEM applications that are called on to provide flexible remote access or data collection over landline networks. The simple insertion of a DIMM module allows an unlimited variety of devices to be provided with connectivity based on one of these two landline telephony standards. The Bluetooth module addresses the growing demand for wireless data acquisition and the operation of local infrastructures using wireless peripherals. Wireless connectivity also eliminates the need for expensive dust and splash-proof connectors as well as cables.**

**DIMM-PC/ETIS** modules are 16-bit passive ISDN adapters with an optional on-board 10 Mbps Ethernet interface. The module provides data transfer rates of 2x64 kbps and 1x14kbps, S0 interface and two B-channels. Communication can take place via the CAPI or the AT-Hayes command set. Supported operating systems include MS DOS, Windows 3.1x, 9x, NT4.0 and Linux.

**DIMM-PC/ETH+MD** modules are fully AT-Hayes compatible analog modems with an optional 10 Mbps Ethernet Interface. Data transfer is in accordance with ITU specifications V17/22/29/32/34/90/92 for asynchronous full-duplex links. V42+, MNP2, MNP3, MNP4, MNP5 and MNP10 guarantee error-free compressed data transmission.

**DIMM-PC/BT1** modules provide wireless connectivity using the industrial 2.44 GHz ISM band in accordance with the Bluetooth specification 1.1. The maximum range is approximately 10 meters with a maximum data transfer rate of 460 Kbps. Frequency changes are performed at 1600 times per second. The data encryption level can be set to between 8 and 128 bits as required. The antenna comes mounted onboard and a connector is provided for an external antenna.

For more details on these products, please contact us directly at webtonet@kontron.com.

**Press Contact:**
Christian Eder □ Marcom Manager EMEA
Brunnwiesenstr. 16
D - 94469 Deggendorf
christian.eder@kontron.com
Phone: +49 991 37024-702

**Contact Person:**
Josef Behammer □ Division Manager
Brunnwiesenstr. 16
D - 94469 Deggendorf
josef.behammer@kontron.com
Phone: +49 991 37024-483

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

ETX Breaks Into the GHz Area for the First Ti...

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February 18, 2003

*ETX CPU Modules now with up to 1 GB Memory and 1.2 GHz Processor Speed*

**Kontron's new ETX CPU modules for customized applications include the ETX-P3M with Intel® processors from 650MHz to 1.2 GHz and the ETX-VE VIA EDEN/C3 with processors from 400 MHz to 800 MHz. These boards offer an extremely high functional density using the VIA Twister-T chipset and the fast 133 MHz front side bus. This allows the highest levels of performance to be offered at an extremely attractive cost/performance ratio. To date, the ETX-P3M is the only ETX module on the market to offer CPU speeds in excess of 1GHz and up to 1GB of RAM.**

The ETX-P3m employs Intel processors from the Mobile Pentium® III family. Due to their reduced core voltage and higher clock rates, these processors enable the ETX-P3M to achieve even lower levels of power consumption than its predecessors, the ETX-P3 and ETX-P3E modules. The ETX-P3M also is the first ETX board to include a 1GB (1024MB) SO-DIMM memory module. Thus, the available processor speed and memory are more than enough for today□s most complex applications.

The ETX-VE series addresses the mid-performance segment and its use of VIA processors provides extremely low-power modules. The VIA-EDEN family of processors is optimized for very low levels of power consumption. Therefore, heat generation is kept to a minimum.

The new ETX modules include high-performance graphics with LVDS flat panel support, 10/100BaseT Ethernet, sound, 2xEIDE (UDMA-100) and 4 USB ports as well as all the usual standard PC interfaces.

**Press Contact:**
Christian Eder □ Marcom Manager EMEA
Brunnwiesenstr. 16
D - 94469 Deggendorf
christian.eder@kontron.com
Phone: +49 991 37024-702

**Contact Person:**
Matthias Huber □ Product Manager
matthias.huber@kontron.com
Phone: +49 991 37024-647

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Micro Client M@C57: Thin Client 5.7" Display ...

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kontron

**February 4, 2003**

*For Your Eyes Only . . .*

**DEGGENDORF/ECHING, Germany, 04 February 2003** - Kontron is proud to announce the M@C57 graphical user terminal with "Eyes-only functionality." This means all programs run on a central web or Windows server and local activity is limited to displaying user information and obtaining user input. The advantages of using Thin Client Architecture include central administration and software maintenance as well as an extremely high level of data security. As the M@C57 design does not incorporate rotary storage devices or fans, resulting in a high reliability, high availability solution. Thus, the total cost of ownership is minimized.

Two display variants are currently available: a 5.7" QVGA STN version for price-sensitive applications and a 5.7" QVGA TFT variation. A resistive touchscreen is available for both variants. The TFT version provides nineteen additional freely configurable touchscreen keys. WIN CE.NET and Embedded Linux are the standard operating systems used. The baseboard includes useful interfaces such as Ethernet, USB, RS232/485 and Compact Flash. M@C57 terminals exhibit impressive operating temperature ranges, vibration tolerance, shock resistance, EMC and electrical safety.

Kontron M@C57 terminals are based on the X-board line of modules, which represents the new standard for CPU modules that use the PCI bus to provide modular computer concepts. The use of an X-board allows processing performance to be scaled up or down at any time as required. The system is currently equipped with a Geode SC1200 processor. An X-Scale solution is to follow shortly. The M@C57 is suitable for industrial applications not only because of its technical specification, but also due to the fact that Kontron is able to provide long-term availability, life cycle management, worldwide support and extended warranties. The M@C57 will be available in May 2003.

**Press Contact:**
Christian Eder - Marcom Manager EMEA
Brunnwiesenstr. 16
94469 Deggendorf
Germany
christian.eder@kontron.com
+49(991)37024-702 Fax -8702

**Sales Contact:**
Gunther Dumsky - Product Manager HMI/Racks/BoxPCs
Oskar von Millerstr 1
85386 Eching
Germany
Guenter.Dumsky@kontron.com
+49(8165)77-266 Fax -219

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

The Ideal Choice for 8"-Diagonal TFTs and Abo...

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**February 3, 2003**

*ePanel-mgx: Kontron's Ultra Flat Embedded Computer for Mobile Panel PCs*



DEGGENDORF/HAMBURG, Germany, February 3rd, 2003 - Kontron Hamburg (formerly known as Dr. Berghaus) announces the development of an ultra flat single board computer that can be installed directly on the backside of flat panel displays. Some typical applications for this new product include Mobile Panel PCs, In-Seat Videos and Indoor Visual Units. The ePanel-mgx is a complete, single-side populated PC board with dimensions of 140 x 180 mm and a maximum overall height of 7 mm. Based on the Geode SC1200 processor (266MHz), the ePanel-mgx board is ideal for use with TFT displays with a diagonal span of 8 inches or more. This proven x86-platform is compatible with a wide array of industry-standard software. The board's low power consumption (< 7W@12V) eliminates the need for either active or passive cooling. Additionally, standard on-board interfaces for 100MBit Ethernet, 3xUSB and 2xRS232, enabling the ePanel-mgx to be used as a self-contained, closed system. A complete starter kit comprised of 256 MB SDRAM, 1 GB CompactFlash, a lithium ion battery and all required cables also is available to Kontron customers.

An operating system can be loaded directly from CompactFlash and the PC CARD socket allows peripherals such as wireless LANs, Bluetooth and CAN bus adapters to be connected. The integrated wide-range DC power pack enables the ePanel-mgx to be used in 8 to 28 V environments and onboard Smart Battery Backup support enables the use of the most diverse battery types. On-board video interfaces include analog VGA, TTL and LVDS for flat panels and touch screen and matrix controllers also are standard features. An NTSC/PAL video input and TV output variant also is available.

To serve the needs of applications with custom housing designs, Kontron offers a flexible I/O adapter solution. This custom-designed adapter is attached to the ePanel-mgx via a ribbon cable and ensures that only those interfaces that are relevant to the application become part of the system design. The ePanel-mgx offers particularly short design-in times and an outstanding price performance ratio.

**Press Contact:**
Christian Eder □ Marcom Manager EMEA
Brunnwiesenstr. 16
D - 94469 Deggendorf
christian.eder@kontron.com
Telefon: +49 991 37024-702

**Contact Person:**
Daniel Piper □ Manager Distribution & Marketing
Kontron Hamburg
Marschnerstieg 7
D - 22081 Hamburg
daniel.piper@kontron.com
Telefon: +49 40 200090-57

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

New Kontron ePCI-200 Full-Size CPU Represents...

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**January 20, 2003**

**SAN DIEGO, January 20, 2003** - Kontron, a leading embedded computer technology company, announces the development of the ePCI-200 System Host Board. The ePCI-200 is the first in Kontrons line of ePCI-X (Embedded PCI-X) products and it is the first PICMG 1.2 full-size CPU board to feature the Intel. Pentium. 4 processor. With two busses, a PCI 32-bit 33MHz bus (5V or 3.3V) and a PCI 64-bit from 33MHz up to PCI-X 133MHz (3.3V), the ePCI-200 is designed to meet the high performance requirements of many applications in the automation, medical, military and communications markets.

The ePCI-200 supports a Front Side Bus up to 533MHz and up to 4 GB of PC2100 DDR SDRAM on 3 DIMM memory modules. The graphics subsystem of the ePCI-200 uses the ATI. Mobility□ Radeon□ M6-C16H (16MB SDRAM). It supports dual monitors and it includes an LVDS flat panel interface. Dual 10/100BaseT-TX Ethernet interfaces also are included among the ePCI-200 boards full range of onboard features.

Kontron anticipates that the ePCI-200 CPU board will be available in production quantities by March of 2003 for $1,300 USD (with CPU). Additional OEM pricing is available upon request. To support this new ePCI-X series, Kontron will offer two new backplanes: The EBP-6A4B1, a shoe-box style backplane, and the EBP-11A4B6, an ATX-style backplane. The EBP-6A4B1can be used in Kontrons 9301-6 rugged bench top chassis and the EBP-11A4B6 is compatible for use in Kontrons 4U chassis, which includes the Omnix, KPR-III, RAK-40x and ARC-40x products.

**ABOUT ePCI-X:**
The ePCI-X, or PICMG 1.2, standard defines a removable CPU board form factor that is a natural evolution from the popular PICMG 1.0 PCI-ISA specification. It specifies form factors with either one or two PCI busses, and no ISA bus at all. For additional information regarding this specification, visit the PICMG website at www.picmg.org and look for PICMG 1.2.

**ABOUT KONTRON:** Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German Neuer Markt stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com. or www.epci-x.com

**READER SERVICE INQUIRIES:** Please forward all reader to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877; e-mail: sales@us.kontron.com.

**Kontron Media Contacts:**
Media Relations

Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com

Technical & Pricing

**North America**
Benoit Robert
Executive Director,
Product Marketing Management
Phone: 450-437-5682
benoit.robert@ca.kontron.com

**Europe, Middle East and Africa**
Claus Giebert
Product Marketing Manager
Phone: 49-8165-77-349
Claus.Giebert@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219

Oskar-von-Miller-Straße 1 . 85386 Eching/München

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January 20, 2003

**Bus & Board/2003 Conference, January 20, 2003** -Kontron Canada, a division of the leading global embedded computer technology company Kontron, AG, has announced the release of the CP6010, a new 6U, Dual-processor CompactPCI board based on the latest, most powerful Intel. Xeon□ processor featuring Netburst□ architecture and Hyper-Threading support. As a powerful and flexible CPU engine, the CP6010 is intended for applications calling for high processing capabilities, large memory capacity and bandwidth, and tremendous I/O throughput such as VoIP, wireless infrastructure, datacom, and medical applications.

The CP6010 is offered with single or dual Intel Low Voltage 1.6GHz Xeon processors. The board is designed, from both a power and thermal perspective, to support faster speed processors as they become available. The CP6010 is built around a powerful chipset featuring high bandwidth interfaces to both memory (two DDR memory channels, for up to 8GB of PC-2100 DDR Registered SDRAM with ECC support) and CPU (a 400/533MHz front side bus).

The high-bandwidth CP6010 features two PCI-X buses running at 64-bit/133MHz, which allow for a very well balanced, high performance system architecture. Dual Gigabit Ethernet (PICMG 2.16 compliant) interfaces along with a PCI-X bridge to the cPCI bus occupy on the first PCI-X bus. A PMC expansion slot (with PIM support) sits on the second PCI-X bus. Driving a second cPCI segment is possible through the use a mezzanine with an additional bridge.

CP6010 boards have standard interfaces such as VGA, serial ports and three USB ports.

Software support is provided for Windows. 2000/XP Pro, Linux., FreeBSD and QNX.. Intelligent Platform Management Interface (IPMI) is available.

Prototype quantities of the CP6010 are available now. The CP6010 will be available in volume in March 2003 for $4,495 USD. OEM pricing is available.

**ABOUT KONTRON:** Kontron is a leading global embedded computer technology company. Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single-board computers, man-machine interfaces and mobile computers. Kontron is a member of the Intel Applied Computing Platform Provider Program (ACPP Program). Kontron employs over 1100 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German Neuer Markt stock exchange under the symbol "KBC".

For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader service inquiries to Jennifer Hanson, Marketing Communications Manager, Kontron America. Tel: 858-677-0877;
e-mail: sales@us.kontron.com.

**Kontron Media Contacts:**

Media Relations
Bruce Boyer
Director of Press Relations
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com

Technical & Pricing
**North America**
Jan-Philippe DeBroeck
cPCI Product Manager
Phone: 450-437-5682
jan-philippe.debroeck@ca.kontron.com

**EMEA**
Irene Hahner
Product Manager
Phone: +49 (0) 8341 803 0
irene.hahner@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# Miniature computer – supplier Kontron generates sales increase

Munich (Reuters) – The miniature computer supplier Kontron has, in the words of CEO Hannes Niederhauser, brought 2002 to a close by raising sales and its operating profit target in the final quarter. The company intends to refrain from acquisitions for the time being and concentrate on expanding rapidly in selected growth markets such as Russia and China.

According to preliminary figures, sales in the fourth quarter climbed to EUR 65 million, up from EUR 60 million in the previous quarter reported Niederhauser on Thursday at an interview with Reuters. Adjusted for currency effects and disposals, this comes to an increase of 18 percent. "We saw business really pick up momentum in the fourth quarter." Nonetheless, he said it was early days yet to speak of a sustained trend reversal. "Before interest, tax and depreciation (EBITDA), we should have reached the margin of 8 percent, our announced target." In the financial year as a whole, the sales of companies listed on the Nemax 50 selective index of the *Neuer Markt* at an adjusted EUR 216 million have more or less stagnated, explained Niederhauser.

He went on to comment that the operational cash flow of manufacturers of so-called embedded computer systems had probably come to over EUR 10 million in 2002. "We will be using our current cash holdings of some EUR 50 to boost our market share in a number of carefully selected emerging markets."

"99 PERCENT CERTAINTY OF BEING IN THE TECDAX"

Niederhauser said that the company, which at mid-year merged with JumpTec, a competitor based in Deggendorf, had set its sights on Russia, China, the acceding states and the Asia-Pacific region."China in particular is a market which is uncharted terrioritory, and Russia is also most interesting for us." Sales in the aforementioned markets posted EUR 18.6 million. By 2003, they are expected to have more than doubled to EUR 40 million.

Niederhauser said that costs the company intends to spend on expansion will be EUR 4 million at maximum. "This can be financed easily by the cash flow." Kontron will rely on building joint ventures and finding local partners. "We look for people who know the market – this is the most important recipe for minimizing risk." Given the economic prospects in Europe, entering new markets has become a simple necessity.

For the current year, the CEO reaffirmed forecasts to date. "We do not expect a large sales increase in 2003", said Niederhauser. The EBIDTA margin should, however, climb to over 10 percent, reflecting the cost-saving benefits for Kontron from the merger. For instance, costs of around EUR 28 million in the first quarter of 2002 had been brought down to below EUR 23 million by the fourth quarter. Niederhauser commented that "calculated for the year, these cost savings come to around EUR 20 million."

As regards admission to the German Stock Exchange's planned TecDax, Niederhauser is confident: "I assume that there is a 99 percent certainty of us joining."

**Appendix 8: "Ad-hoc" News Releases for 2004**

11:56 04Oct2004 RCE-DGAP-Ad hoc: Kontron AG <KBCG.DE> english



DGAP-Ad hoc: Kontron AG <KBCG.DE> english

Kontron AG announces new chief financial officer

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

---

Kontron AG announces new chief financial officer

- Charles Newcomb to be intensifying contacts to US investors
- Adjustment of corporate governance to match US standards planned
- Current growth in America in excess of 30 %

Eching, near Munich, October 4, 2004. The Kontron AG supervisory board has appointed Charles Newcomb as new chief financial officer. In this function, the 49 year old American will also be intensifying investor relations activities and contacts with institutional investors in the United States, as well as adjusting Kontron's corporate governance to US standards. As of November this year Kontron is planning an ADR1 program that will considerably facilitate institutional investors in the USA in acquiring Kontron shares locally. As board chairman Hannes Niederhauser has stated, the corporation is not planning to obtain a NASDAQ listing. The aim is to accompany the particularly strong growth in the United States - currently recorded at 30 % over last year's figures - with appropriate investor relations and increased marketing activities. In addition to his many years of experience in investor relations and business circles, Charles Newcomb is also a financial expert and commands in-depth knowledge of the embedded computer market. In 1993 he founded the embedded computer company Adastra, that was taken over by JUMPtec in 1999. Charles Newcomb has been active for the Kontron Group since 2002, and has played a pivotal role in advancing the integration of the North American business operations. In the next years the American market will continue to gain significance for Kontron. Only recently, one of the largest development orders in the company's history was gained here and will entail up to 40,000 embedded computers delivered to a US corporation as of mid 2005.

Investor Relations:
Gaby Moldan
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching
Tel.08165/77212, Fax:08165/77222
Email: Gaby.Moldan@kontron.com

Further information is available from:
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15,
82131 Gauting
Tel. 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

end of ad-hoc-announcement (c)DGAP 04.10.2004

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# Kontron sharply increases earnings and sales forecasts for 2004

**Kontron sharply increases earnings and sales forecasts for 2004**

**Leading manufacturer of embedded computer systems posts record figures - EUR 67.6 million sales and EUR 6.1 million EBIT in second quarter - Board of Directors expects to double EBIT to EUR 20 million in 2004 - revenues planned to increase by 20 percent - new telecommunications standard ATCA and the North American market ensure growth momentum**

**Eching nr. Munich, August 12, 2004.** In the second quarter of 2004, the TecDAX-listed company Kontron AG, the world's leading manufacturer of embedded computer systems, posted strong growth rates in both revenues and profits compared with the same period last year. "The first half of the year was highly successful for Kontron", explained Hannes Niederhauser, Chairman of the Board of Directors at Kontron AG as the figures for the second quarter were announced. "All of the indicators are pointing to a continuation of our growth over the next few months."
Consequently, the Board of Directors is sharply increasing its earnings and sales forecasts for 2004 as a whole and envisages doubling EBIT to a total of EUR 20 million. At the beginning of the year the Board had still been holding out the prospect of a 70 percent increase. The forecast for sales growth in the financial year 2004 was revised upwards from 16 to 20 percent.
This years dynamic developments are being driven by three sources of growth momentum. Firstly, sales in North America increased significantly in the first half of the year. At the same time, development orders (otherwise known as design wins),

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which lead to concrete sales of at least EUR 1 million within the course of one year, showed a highly positive trend. By the end of the first half of 2004 some 136 design wins had been generated, compared with just 35 in the same period last year.

The new telecommunications standard Advanced Telecom Computing Architecture (ATCA) is a third crucial source of growth momentum. ATCA is faster, more fault-tolerant and easier to maintain than previous telecommunications backbone systems and is based on economical standard technology (COTS). In the future, all of the major companies in the telecommunications industry will be adapting their former, internally developed backbone systems to this new standard, as developed by Kontron. This puts Kontron in a leading position in the development of these more efficient and economical ATCA boards. The relevant market volume for Kontron is forecast to more than USD 1.5 billion by 2007. Hannes Niederhauser reiterates his growth strategy by emphasizing that "Kontron's share of this market should amount to between 10 and 15 percent".

**Record figures in second quarter**

In the second quarter of 2004, Kontron increased its sales over the same period last year from EUR 54 million to EUR 67.6 million - an leap of 25.2 percent. As a result, sales in the first half of 2004 advanced by 20 percent, from EUR 109.2 million in the first half of 2003 to EUR 130.7 million. Organic sales growth, adjusted for exchange rate effects, thus came to 28 percent compared with the first half of 2003. The strongest growth momentum emanated from North America. Here, sales in the second quarter of 2004 rose to EUR 32.1 million, 13 percent higher than in the first quarter. European sales also increased significantly to EUR 41.9 million in the second quarter. Orders on hand climbed to EUR 108 million by the mid-year point in 2004, their third successive record. This represents an increase, adjusted for exchange rate effects, of 21 percent over the same period last year (EUR 94 million).

**Seventh successive increase in profits**

With EBIT coming to EUR 6.1 million in the second quarter of 2004, operating earnings increased for the seventh successive time. In the first half of the year, EBIT trebled from the corresponding level last year (EUR 3.6 million before special depreciations) to EUR 10.6 million.
Net income totaled EUR 6.7 million in the first half of 2004, with the second quarter

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**August 12, 2004**

- EBIT up for seventh successive time in second quarter to EUR 6.1 million
- EUR 67.6 million revenues in the second quarter of 2004 - 25 percent above second quarter of 2003
- Operational cash flow reach record level of EUR 10,1 million

Eching nr. Munich, August 12, 2004. In the second quarter of 2004, the TecDAX-listed company Kontron AG posted strong rates of increase in both revenues and profits compared with the same period last year. In view of these developments, the Board of Directors is sharply increasing its earnings and sales forecasts for 2004 as a whole, and envisages doubling the company's EBIT from the EUR 10.2 million that was posted in 2003 to EUR 20 million. At the beginning of the year an increase of 70 percent had been anticipated. The forecast for organic growth in 2004 has been readjusted from 16 percent to 20 percent. The Board of Directors justifies its optimistic forecast by referring to the fact that the indicators are all pointing to a continuation of the growth impetus from the first half of the year into the coming months.

In the second quarter of 2004, Kontron increased its sales over the same period last year from EUR 54 million to EUR 67.6 million - a leap of 25.2 percent. As a result, sales in the first half of 2004 advanced by 20 percent, from EUR 109.2 million in the first half of 2003 to EUR 130.7 million. Organic sales growth, adjusted for exchange rate effects, thus came to 28 percent compared with the first half of 2003. Orders on hand climbed to EUR 108 million by the end of the second quarter, their third successive record. In the first half of 2003 they had totaled EUR 94 million. The strongest growth momentum emanated from North America.

EBIT amounted to EUR 6.1 million in the second quarter and EUR 10.6 million in the first half of the year. In the same periods last year, by way of comparison, EBIT before special depreciations had totaled EUR 2.1 million and EUR 3.6 million respectively. Net income for the period came to EUR 6.7 million in the first half of the year, with the second quarter contributing EUR 3.9 million. Operating cash flow from current business operations amounted to EUR 10.1 million in the second quarter (second quarter 2003: EUR 2.7 million). Net liquidity increased from EUR 9.2 million in the first quarter of 2004 to EUR 15.5 million in the second quarter.

**Investor Relations**
Gaby Moldan
Kontron AG
Oskar-von- Miller-Str. 1
85386 Eching
Tel. 08165/77212, Fax: 08165/77222
Email: Gaby.Moldan@kontron.com

**For further information:**
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15,
82131 Gauting
Tel. 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

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**May 12, 2004**

- **EUR 63.1 million sales over EUR 55.2 million in the same period last year**
- **Earnings (EBIT) triple from EUR 1.4 million to EUR 4.4 million**
- **Orders on the book climb to new record of EUR 107.1 million**

Eching (near Munich), May 12, 2004. In the first quarter of 2004, TecDAX listed Kontron AG achieved strong growth rates in revenues and earnings over the same period last year. Sales came in at EUR 63.1 million. Adjusted by currency fluctuations (US dollar), this figure represents a 20 percent increase over the same period last year (EUR 55.2 million). Orders on hand climbed to a new record mark of EUR 107.1 million over EUR 100.5 million in the fourth quarter of 2004. The number of newly acquired client projects (so-called design wins) showed a significant increase in the first quarter, moving up to 68 over 20 in the same period last year. Strong growth impulses were emanating from the USA in particular. Operating earnings (EBIT) at Kontron AG outpaced sales growth - for the fifth quarter in a row ? and came in a EUR 4.4 million. This figures has more than tripled over the same period last year (EUR 1.4 million). At EUR 2.8 million, surplus for the period has also nearly tripled over the same period last year (EUR 1.0 million). Gross margin - another indicator reflecting increased value creation - moved up by one percent over the fourth quarter of 2003 to 38.8 percent. The workforce increased to a current 1,737 members of staff over 1,468 employees in the first quarter of 2003. Based on the solid liquidity the management board has decided to exercise its authorization to buy own shares, and will be acquiring company shares on the stock market.

With a look to the overall business year, the Kontron management board anticipates further sustained growth in line with its forecast: sales growth of 16 percent and above average earnings growth (EBIT) of 70 percent.

**Investor Relations:**
Gaby Moldan
Kontron AG
Oskar-von-Miller-Str. 1,
85386 Eching
Tel: 08165/77212, Fax 08165/77222
Email: Gaby.Moldan@kontron.com

**For further Information:**
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fußberg, Am Schlosspark 15,
82131 Gauting
Tel: 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

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Kontron AG sizing up double-digit growth agai...

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March 23, 2004

**Sales of EUR 229.2 million and operating result of EUR 10.2 million exceed forecasts for the 2003 business year / Strong fourth quarter: EUR 65.6 million sales, EUR 3.8 million EBIT and a record of EUR 100.5 million on the order book / Double digit sales growth and exceptional performance gains of 70 percent planned in 2004 / Strong growth impulses emanating from the United States and the emerging markets**

Eching (near Munich), March 23, 2004. In the 2003 business year, TecDAX listed Kontron AG exceeded sales and operating result forecasts. Total revenue was recorded at EUR 229.2 million (previous year: EUR 215 million; including JUMPtec consolidated as of July 3, 2002). As of December 31, 2003 orders at hand moved up to EUR 100.5 million (previous year: EUR 94 million), representing a record level in spite of the considerable depreciation of the dollar over the euro. Kontron invoices 50 percent of its orders in US dollars. Adjusted by these currency fluctuations (in 2003, the US dollar depreciated by around 20 % over the year 2002), growth in orders at hand weighs in at 15 percent. Thanks to Kontron's global operations (location hedging) and other financial instruments, currency effects have impacted performance to a marginal degree. The worldwide leader – according to company statements – in the embedded computer systems sector succeeded in posting operating earnings of EUR 10.2 million (EBIT before extraordinary goodwill amortization) that are six times higher than the previous year's figures (EUR 1.6 million). At the beginning of the 2003 business year, Kontron had been anticipated sales of just over EUR 220 million and an operating result of EUR 7 million.

In the 2003 business year surplus for the period came in at EUR 5.1 million by comparison with EUR 0.7 million in the previous year (also before extraordinary goodwill amortization). The 2003 net result of Kontron AG (minus EUR 28.6 million) contains the one-off, goodwill amortization of EUR 34.7 million in the second quarter that did not affect income. In this way, Kontron is adjusting the book goodwill that arose due to balance sheet considerations as a result of the merger with JUMPtec. The merger of both companies was evaluated as sale according to US-GAAP and JUMPtec was consolidated on the Kontron balance sheet as the cut-off date July 3, 2002.

**Solid finance and asset position**

In the 2003 business year the finance and asset position of Kontron AG developed satisfactorily. As of December 31, 2003 the liquid funds position amounted to EUR 64.5 million (previous year: EUR 47.2 million). Together with various credit lines, the Kontron Group's liquidity stood at over EUR 90 million. Operating cash flow was at EUR 15.8 million, equaling a cash flow yield of 6.9 %. Given a balance sheet total of EUR 281 million (previous year: EUR 304 million) the equity ratio is 66.3 percent (previous year: 72.9 percent). At the end of 2003 Kontron was employing a workforce of 1,687 members of staff, which is an increase of 200 over the previous year (1,487 employees). With a total of 588 engineers in the company's service, that is twice the figure in 2001 and equals more than one third of the company's employees, Kontron occupies an absolute leading position in the ECT market and plays a pioneering role.

**Record figures in Q4, 2003**

As the company announced on the occasion of the balance sheet press conference in Munich, the fourth quarter of 2003 showed the company developing "with record figures." Sales of EUR 65.6 million were 20 percent above the previous quarter (EUR 54.4 million). By comparison with the fourth quarter of the 2002 business year (EUR 63.7 million), growth of 12 percent was achieved after currency adjustments. As of December 31, 2003 it was not only the orders at hand that had topped the 100 million euro mark, thereby coming in at a record level. Given a total of 52 "design wins" the number and volume of development orders reached a new peak figure in the fourth quarter. Kontron refers to a customer project as a design win, when sales of more than 1 million euros are anticipated.

Earnings strength improved once again in the fourth quarter, marking the fifth quarter in succession. Operating income (EBIT) came in at EUR 3.8 million over EUR 2.8 million in the third quarter and a minus of EUR 0.1 million in the same period last year.

**Strong impulses emanating from the United States and the emerging markets**

In the 2003 business year and especially in the fourth quarter there were strong growth impulses emanating from the United States. "In America we have been posting growth over the past six quarters – stated in US dollars this amounts to more than 30 percent all in all. At the same time we have succeeded in advancing EBIT margins to around 8 percent," explained CEO Hannes Niederhauser. In the emerging markets, especially in Russia, China and Far Eastern nations Kontron was able to almost double sales over the previous year to a total of US $ 36 million. In the ongoing business year, an increase to US $ 50 million is being targeted.
Indicators and impulses for renewed vigorous growth in 2004

The Kontron Group anticipates a market boost in growth in the business year 2004. As Hannes Niederhauser outlines: "In the 2002 and especially in the 2003 business years we have created the foundations to be well equipped and positioned for further, profitable growth when an upswing in the global markets sets in. The Group commands an efficient organization, healthy liquidity, solid earnings strength as well as the leading technology position within the branch." Thanks to the consistent orientation towards enhancing value creation and the timely focus on the high-growth geographical markets of the future the key steps have already been taken. "The improved general conditions on the world markets in connection with the innovative power and the sales strength of the Kontron Group, in connection with various current positive indicators for 2004 point to positive business developments in 2004. We are anticipating sustained, double-digit growth and a disproportionately strong gain in performance (EBIT) of 70 percent," as Mr. Niederhauser stated. Continuing, the CEO explained that the company may, in the foreseeable future, also be once again targeting moderate "external growth" in what is still a very fragmented market.

**Hans Mühlbauer joins the Supervisory Board**

After the integration of JUMPtec and the successful build up of the business in Asia, Mr. Hans Mühlbauer will leave the Management Board as of March 31, 2004. In future, he intends to support the strategy of Kontron as a member of the Supervisory Board. The Supervisory Board will suggest Mr. Hans Mühlbauer for this position on the next General Shareholders Meeting. The Kontron AG Management Board now consists of Hannes Niederhauser (Chairman), Ulrich Gehrmann and Thomas Sparrvik.

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Ad hoc: Kontron AG positioned to return to st...

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**March 23, 2004**

- **2003 better than forecast: sales EUR 229.2 million and operating income EUR 10.2 million**
- **Fourth quarter: record levels of sales EUR 65.6 million and orders on hand EUR 100.5 million**
- **Outlook: sharp increase in sales and 70 percent earnings growth in 2004**

Eching near Munich, March 23, 2004. The TecDAX-listed company Kontron AG exceeded the forecasts with both its sales and its operating income in the financial year 2003. Total revenues amounted to EUR 229.2 million (previous year: EUR 214.5 million; incl. JUMPtec consolidated as of July 3, 2002). The company's operating income (EBIT before extraordinary goodwill amortization in second quarter) of EUR 10.2 million was more than six times that of the previous year (EUR 1.6 million). Net income for the period (before extraordinary amortization) amounted to EUR 5.1 million, compared with EUR 0.7 million in the previous year. Kontron AG's net earnings for 2003 (EUR minus 28.6 million) include the one-off goodwill amortization amounting to EUR 34.7 million in the second quarter that did not affect income. In this way, Kontron is adjusting the book goodwill that arose due to US-GAAP rules as a result of the merger with JUMPtec in 2002. The financial position of Kontron AG showed a positive trend in the financial year 2003. As of December 31, 2003 cash and cash equivalents amounted to EUR 64.5 million (previous year: EUR 47.2 million). With the balance sheet total coming to EUR 281 million (previous year: EUR 304 million), the capital ratio was 66.3 percent (previous year: 72.9 percent).

According to Kontron AG, the trend in the fourth quarter was especially positive. The quarter's sales of EUR 65.6 million were 20 percent higher than those of the previous quarter. Adjusted for the US dollar exchange rate, this represents growth of 12 percent over the fourth quarter of the previous year (EUR 63.7 million). Orders on hand reached a record EUR 100.5 million as of December 31, 2003. Adjusted for exchange rates, they exceeded the previous year's level (EUR 94 million) by 15 percent. Operating income (EBIT) increased in the fourth quarter - for the fifth quarter in succession - to EUR 3.8 million (this compares with EUR 2.8 million in the third quarter and EUR minus 0.1 million the same period last year).

**Investor Relations:**
Gaby Moldan
Kontron AG
Oskar-von-Miller-Str. 1,
85386 Eching
Tel: 08165/77212, Fax 08165/77222
Email: gaby.moldan@kontron.com

**For further information:**
Dr. Udo Nimsdorf
Engel & Zimmermann AG
Agentur für Wirtschaftskommunikation
Schloss Fussberg, Am Schlosspark 15,
82131 Gauting
Tel: 089-89 35 633, Fax: 089-89 39 84 29
Email: info@engel-zimmermann.de

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# Appendix 9: All Other News Releases for 2004

High-speed frame grabber card from Imperx plu...

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**September 30, 2004**

*3.5" Bundle for (Industrial) Image Processing*



**Deggendorf, September 30, 2004 - Kontron AG, with market-leading embedded computer technology, and Florida-based Imperx, market leader in mobile imaging and Kontron's certified JFLEX partner, have come out with a new proven platform for the imaging industries. Based on Kontron's 3.5" CPU board JRex-PM with an Intel® Pentium® M processor and the Imperx FrameLink-JFLEX™ card, this ready-to-use bundle can be installed by providers of image analysis solutions as well as OEMs and systems integrators in machines and systems. A closed solution including box will be available in the future. The extremely robust and reliable bundle is currently being used in US Navy Unmanned Aerial Vehicles. By launching the embedded bundle, the two companies hope to expand beyond the military market.**

According to the two companies, this new bundle is ideal for use in industrial applications in the fields of QA, production automation, materials flow control and machine control. Applications in the security sector for vehicle recognition, human recognition, tunnel monitoring and optical navigation systems are only a few of the many potential uses for this bundle. Both components are currently available from their respective manufacturers or local distributors. Imperx additionally offers full support with the purchase of Imperx CCD cameras.

**Frame grabber**
The high-speed FrameLink-JFLEX card from Imperx can be plugged and played on the JRex-PM CPU board from Kontron and is compatible with Digital Camera Link™. Apart from transfer of image data, all communication with the corresponding megapixel cameras is done via Digital Camera Link¿. FrameLink software includes a configuration utility, real-time image viewer and playback viewer. The configuration utility allows you to configure the FrameLink to operate with any Camera Link compliant camera. FrameLink-JFLEX's outstanding performance can be attributed to 256 MB of on-board memory, flow-through with scatter/gather DMA technology, a communication speed of up to 66 MHz and low-loss compression technology developed by Imperx. Up to two cameras can be physically connected via CameraLink interfaces which include bi-directional serial interfaces for camera configuration. Drivers and user-friendly software development kits are available for Windows 2000 and XP. All Imperx cameras are highly configurable via an easy to use Camera Configuration GUI. The software allows for easy adjustment of all relevant parameters, including Area of Interest, horizontal and vertical binning, shutter speed (1/40,000 s to over 10 s), long integration ( up to 10 seconds ); two-channel gain/offset, external triggering, gamma correction and noise correction.

**Cameras**
In principle, all of the available Digital Camera Link¿-compatible solutions are possible choices. Imperx IPX Series cameras are well-suited for high-speed image processing systems: For VGA resolution, the IPX-VGA210 camera achieves 210 frames/s. Window technology enables the frame rate to be increased to 1,600 frames/s for a resolution of 228 x 164 pixels. The CCD sensors implemented by Kodak are also interesting. With them, cameras meet the well-known quality requirements of CCD chips, i.e., low noise and excellent dynamic range.

**3.5" JRex CPU board**
Kontron's 3.5" CPU board is equipped with a Pentium® M processor, part of Intel® Centrino™ mobile technology, making it the fastest single-board computer of its class with a relatively low power consumption. The 1.6GHz Pentium® M processor has a 2.7GHz Pentium® 4 performance with a 1.2GHz Pentium® III power consumption (18-25 W). The JRex-PM single-board computer, with easily controllable heat dissipation and excellent EMC values, has thereby reached a new level of performance for embedded systems. In addition, JRex-PM offers the Intel® 855GM chipset, a 400MHz front-side bus, the fastest IDE via UDMA/100 and USB 2.0. With the DDR-RAM-DIMM socket with ECC support for up to 1 GB, standard desktop memory modules can be used. Intel® Extreme Graphics 2 has up to 32 MB of Video RAM (UMA) and DVO, LVDS and CRT support, besides other features. The JILI interface simplifies connection of different types of displays: JILI automatically recognizes the connected display and sets the required video parameters. All JRexes are delivered as "plug and work" boards to enable the crucial time to market to be shortened even further.

The JRex-PM 3.5" board with 1.1GHz or 1.6GHz Intel® Pentium® M CPU has the same interfaces in the same physical location as all other JRex boards have now and will have in the future: 2 x USB, LAN, CompactFlash, keyboard/mouse, VGA and COM1. This enables systems integrators and OEMs - for the first time ever - to develop scalable systems without having to modify housings or connectors.

More information on JRex and JFLEX™ and an online forum can be found at www.j-rex.com.

**Reader inquiries:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0

Fax: +49 (991)37024-102

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COM Express: Emerging Standard...

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**September 29, 2004**

Building a system using the latest technology can be challenging, but utilizing a prebuilt module can greatly shorten time to delivery. The new COM Express standard (being defined by a subcommittee of the PCI Industrial Computer Manufacturers Group) will let developers create systems using technologies like PCI Express, USB and Serial ATA. In the Editorial Webcast presented by Electronic Design editor William Wong and sponsored by Kontron on Wednesday, September 29th at 11:00AM (PST), we will took a look at this emerging standard and its impact on new designs. To view the archive of this presentation, click here.

http://w.on24.com/r.htm?e=8294&s=1&k=02FAB608A1951C22936D90F03B76308F

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Kontron bolsters ATCA technology and presence...

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**September 27, 2004**

*Takeover of the ATCA technologies, patents and systems of insolvent Giga Stream announced / Acquisitions of the assets of Gespac S.A. strengthens position in the French transportation market*

Eching near Munich, September 27, 2004. Kontron AG, one of the world's leading providers of Embedded Computer Systems, has significantly strengthened its activities in the field of forward-looking ATCA technologies. As members of company management have now announced, the technologies, patents and systems that were part of the insolvent assets of the insolvent Giga Stream UMTS Technologie GmbH, Saarbrücken, have been acquired at a purchase price of EUR 260,000. Giga Stream was founded in the year 2000 with the help of venture capital. The company was devoted to creating high performance telecommunications facilities and systems based on the most advanced developments in the area of multi-media switching for mobile networks. Over the past years, a total investment volume of EUR 13 million was committed in this area. As Kontron executives stated, Giga Stream holds in-depth experience in the telecommunications software and network processors for the processing of speech, data and video channels in real-time. So-called "Content Sensitive Traffic Monitoring" is a special technical highlight in this context, and enables operators to charge users different prices depending on content. As board chairman Hannes Niederhauser has outlined, Kontron will be adopting this technology for the communication industry operating on the new AdvancedTCA Standard. Hannes Niederhauser expects the rapidly expanding ATCA market to reach a volume in excess of US $15 billion over the next four years, and perceives a potential of more than US $150 million for Kontron in this context.
As the TecDAX listed corporation reported, all the assets of the insolvent company Gespac S.A. located in Geneva Switzerland have also been acquired at a purchase price of EUR 250,000. According to Kontron AG, by taking over "a few key staff members" at the Geneva location, the company will be strengthening its position in the French transportation market segment. Kontron Kaufbeuern will be continuing the existing Gespac business with leading company clients such as Alstolm, Bombardier, Siemens Transportation and Technicatom. Hannes Niederhauser adds: "As Gespac and Kontron are both active in embedded computer railway technology, we will be increasing our French market shares by a considerable measure. Based on this acquisition we expect to achieve a sales gain of around EUR 2 million in the year 2004 and up to EUR 10 million in the year after next."

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Oskar-von-Miller-Straße 1 . 85386 Eching/München

Computer-on-module lite version with pared-do...

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**September 22, 2004**

*DIMM-PC and ETX Modules now with 100MHz STPC Elite Processors*

**Deggendorf, September 22, 2004 - Kontron AG has brought the fruits of its cooperation with STMicroelectronics to market: The COM products ETX-e.lite and DIMM-PC/lite both operate with the 100MHz STPC Elite from STMicroelectronics. Kontron integrated the French-Italian company's processors into its development plans in March. STPC Elite processors are ideal for simple, high-volume embedded applications.**

Thanks to the STPC Elite processor, DIMM-PC and ETX computer-on-module products can now make use of the advantages of module technology in cost-sensitive mass market applications in areas such as building security, low-end numerical control, SOHO applications, GPS/GPRS solutions, set-top boxes and low-power testing and measuring equipment. Instead of designing a complex system with STPC Elite processors from the ground up, developers can now concentrate on implementation of application-relevant functions on the baseboard. Besides operating in embedded modules, 100MHz STPC Elite processors run on a PC/104 MOPS CPU board from Kontron.

**DIMM-PC/lite - Smaller size, lower price**

The DIMM-PC/lite is available in lite-I, lite-IE and lite-IU versions. Features on all versions include a processor with 486-class performance and an integrated floating point unit, 32 MByte of SDRAM (running at 100 MHz, like the processor) and 32 MByte of IDE-compatible Flash. The need for active cooling has been eliminated through the ultralow-power design. All of the usual - 2 serial, 1 parallel, keyboard and floppy - PC interfaces are standard on these lite DIMM-PCs. While DIMM-PC/lite-I provides the basis for communications, DIMM-PC/lite-IU adds a USB 1.1 port. DIMM-PC/lite-IE does without this, instead having a 10-Mbit Ethernet network interface.

**Etx-e.lite - Extended technology lite**

On the ETX-e.lite, the STPC Elite processor has 32 MByte (optionally up to 128 MByte) of low-cost soldered SDRAM memory available to it. A socket for CompactFlash is already on the module, and a vibration-proof Flash disk with up to 128 MByte of storage capacity comes as an option. Like its DIMM-PC cousins, the lite PC module can operate without active cooling due to its ultralow-power design, making it ideal for use as a replacement microcontroller for networking without graphics when a fanless alternative is desired. Despite its compact size, ETX-e.lite boasts all of a standard PC¿s interfaces: 2 serial interfaces, 1 parallel interface, 2 USB 1.1 ports and a 10/100-Mbit Ethernet connection. Up to 4 audio channels are optionally available.

**STPC Elite on Kontron modules for mass application**

STPC-based applications typically have lot sizes of up to 50,000 COM systems a year. For even higher volumes, single-board designs are recommended. STPC Elite processors, with their favorable combination of small size, low power consumption, good performance and true longevity (availability of 5 years or more), are ideal for space-critical modules such as ETX or DIMM-PC. Besides being employed in classic x86 applications, these processors are increasingly being used as substitutes for proprietary embedded intelligence at the low-end range, where standard PC features such as Ethernet and embedded Web services capability are embedded per se.

**Reader Inquiries:**

Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0
Fax: +49 (991)37024-102

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Introduces Universal, Industrial Comp...

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**September 16, 2004**

*New MiniMorph 19 Chassis Accommodates 3.5 inch, 5.25 inch, EPIC and ETX form factors*

SAN DIEGO, CA, September 14, 2004, Kontron, a market leader in embedded computer technology, today announced the introduction of the MiniMorph 19, an industrial-grade, 1U rack chassis designed to accommodate a wide range of small form-factor embedded computing solutions. Unlike conventional 1U server racks designed for use in controlled environments and with larger PICMG 1.x slot CPUs, the MiniMorph 19 is just 12 inches deep and is ideal for industrial applications where space limitations, low power consumption, and environmental extremes are common issues. Utilizing a changeable base plate and rear panel, the MiniMorph 19 chassis can be configured to use various combinations of embedded boards (3.5¿, 5.25¿, EPIC and ETX) and different I/O form factors (PCI, PC/104 and JFLEX).

The MiniMorph 19 chassis features a 180W, auto-ranging power supply with 1U integrated power supply fan, two internal 2.5 inch drive bays, positive pressure cooling using a 24 CFM DC filtered blower, four front access I/O panels and a variety of rear panel configurations for board-mounted SBC connectors, PCI slot and I/O panels.

According to Stephen Newbegin, Embedded Systems Product Manager for Kontron, ¿The MiniMorph 19 is an outgrowth of Kontron¿s extensive experience in both embedded computing and industrial rack systems.¿

Also on display at ESC: MONSTER Cage Enclosure for PISA® Single Board Computers

During the Embedded Systems Conference this week, Kontron also will be displaying the new MONSTER Cage, a compact chassis designed to accommodate the complete line of Kontron CoolMONSTER single-board computers. MONSTER Cage is offered with one or two CoolMONSTER PISA SBC slots and up to three expansion slots for standard PCI or ISA boards. The unit includes a 220W auto-range ac power supply with power factor correction or optional -48 Vdc power input.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

For Further Information, Editors Contact:

Technical Information
Stephen Newbegin,
Kontron America
Phone: 858-623-3091
stephen.newbegin@kontron.com

Media Relations
Lisa Baker
Kontron America
Phone: 858-405-3010
lisa.baker@kontron.com

Agency Contact:
WelComm, Inc
Greg Evans
Account Executive
Phone: (858) 279-2100
greg@welcomm.com

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**September 15, 2004**

*New ePCI-201 Includes Intel® Pentium® 4 and PCI-954 Features Intel® Pentium® M Processors*

SAN DIEGO, CA-September 14, 2004- Kontron, a market leader in embedded computer technology, today announced the newest addition to their ePCI family, the ePCI-201, a PICMG 1.2 compliant generic processing engine featuring the Intel® Pentium® 4 Processor and the next level in performance in PCI, the PCI-954 PICMG 1.0, a low power, high performance PICMG 1.0 Slot CPU. Both single board computers (SBCs) provide more features and performance based on the widely used PICMG standards minimizing deployment risks and offering competitive time-to-market advantages.

The ePCI-201 includes a rich set of standard features including the latest generation Intel® Pentium® 4 processor up to 3.4 GHz, up to 800 MHz front side bus, dual channel DDR memory, 2-channel serial ATA, on-board ATI® Mobility Radeon M7 video controller, dual gigabit Ethernet and 64-bit at 66 MHz bus support. Additional features include one EIDE hard disk interface, compact flask module support, four USB 2.0 ports, two serial ports, floppy disk controller and board monitoring controller. The ePCI-201 is especially suited for applications requiring high memory bandwidth combined with CPU-intensive tasks such as image processing, VoIP and HLR/SCP.

The PCI-954 features the low power Intel® Pentium® M processor combined with the 855GME graphics memory controller hub and the 6300ESB I/O controller to deliver exceptional performance. The PCI-954 is equipped with three high-speed USB 2.0 channels, four serial ports, one high-speed parallel port, dual channel SATA and dual Ethernet interfaces. Gigabit Ethernet is offered as an option. The new SBC features up to 2 gigabytes of DDR-SRAM and an up to 64-bit PCI bus interface at 66 MHz. The PCI-954 PICMG 1.0 SBC offers power, performance and connectivity advantages in a wide range of networking applications.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

For Further Information, Editors Contact:

Technical Information
Benoit Robert
Kontron Canada
Phone: 450-437-4661 x2269
Benoit.Robert@ca.kontron.com

Media Relations
Lisa Baker
Kontron America
Phone:.858-405-3010
lisa.baker@kontron.com

Agency Contact:
WelComm, Inc
Greg Evans
Account Executive
Phone: (858) 279-2100
greg@welcomm.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Leads Industry in Development of New ...

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**September 14, 2004**

*Kontron Announces Development Program for ETXexpress-PM, a COM Express solution*

The much-anticipated COM Express specification, under development for nearly a year, was recently posted for member review on the PICMG website. COM Express represents the convergence of advanced computing standards including Serial ATA, PCI Express, USB 2.0, LVDS and Serial DVO in combination with highly-advanced computing devices employing serial differential signaling technology to meet the requirements of higher performance and I/O bandwidth in extremely compact form-factors. PICMG (PCI Industrial Computer Manufacturers Group) is a consortium of over 450 companies who collaboratively develop open specifications for high performance telecommunications and industrial computing applications. Kontron, a market leader in embedded computing technology and active member of PICMG, has taken a strong leadership role in the development of this specification, beginning as the founding member of the sponsoring group of companies. The other companies who collaborated on the COM Express initiative are Intel(R), RadiSys, and PFU.
With the development of the COM Express specification well under way, Kontron has initiated development of a new ETXexpress line of Computer-on-Module (COM) products. The new ETXexpress-PM, slated for production in early 2005, will be one of the industry's first COM Express solutions. According to Matthias Huber, Kontron Embedded Modules EPC Manager, "Kontron's experience in COM technology led us to encourage the industry to develop this new standard. When the new standard for COMs is finally released later this year, Kontron will be ready to introduce new COM Express solutions, beginning with the ETXexpress-PM."

http://www.kontron.com/products/pdproductsubcategory.cfm?keyproductCategory=354

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron's New ETX-P3T Module Addresses Low Po...

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**September 14, 2004**

*Newest Kontron COM Product Features the Intel(R) Intel(R) Celeron(R) Processors and the Intel(R) i815E Chipset*

Kontron, a market leader in embedded computer technology, today announced the introduction of the ETX-P3T, the latest addition to their ETX family of embedded modules. An ETX (Embedded Technology eXtended) module provides complete PC functionality in a component that plugs into an application-specific carrier board. The new ETX-P3T Computer-on-Module (COM) uses Intel(R) Celeron(R) processors and the Intel(R) i815E chipset. Reduced CPU voltage and speed-step support ensure the highest performance achievable on ETX at reasonable power consumption. Improved power management is achieved using both ACPI (Advanced Configuration and Power Interface) and APM 1.2 (Advanced Power Management) allowing for fanless-cooling and extended battery life.
In addition to standard ETX features, the ETX-P3T supports the Intel(R) 82815 chipset with integrated Graphics Core (BGA544), 2x IDE ports with support for ATA 33, 4x USB 2.0 ports, up to 512MBytes SDRAM, 10/100 Mbit Base-T ethernet, Audio AC97 Codec VIA, DVO (optional) LVDS up to SXGA 1280x1024, keyboard/mouse controllers, Real-Time clock, and watchdog timer.

**Also on display at ESC: EB8540 - A High Performance, Low Power E2Brain(R) Computer-On-Module**
During the Embedded Systems Conference this week, Kontron also will be displaying the new EB8540 E2Brain designed with the MPC8540 PowerPC processor providing up to 825MHz of leading-edge performance with exceptionally low power consumption (typically 12w at 3.3V). The intelligent module is a complete computing system with a comprehensive set of board interfaces and features.

http://www.kontron.com/products/pdproductsubcategory.cfm?keyproductCategory=354

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Introduces First High Performance 5.2...

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**September 14, 2004**

*New Mungo560 Supports Intel® Pentium® M; Features 855GME Chipset and 6300ESB*

SAN DIEGO, CA, September 14, 2004, Kontron, a market leader in embedded computer technology, today announced the introduction of the Mungo560, the first 5.25 inch embedded single board computer with 64-bit PCI-x or 32-bit PCI I/O. Supporting all Pentium M and Celeron M CPUs up to 2.4 GHz, the Mungo560 delivers Pentium 4 performance in embedded applications without the high power requirements and heat. Featuring the powerful Intel 855GME graphics memory controller hub (GMCH) chip set and Intel 6300ESB I/O controller hub (ICH), Mungo560 is also equipped with the Intel Extreme Graphics controller with both AGP (Accelerated Graphics Port) and JILI (Jumptec Intelligent LVDS Interface) to support LCD or LVDS video. The Mungo560 is particularly suited for video or I/O intensive applications such as kiosk, gaming, communications and many military applications.

The most unique feature of the Mungo560 is its PICMG edge that supports special risers to bring out 64-bit PCI-x slots for high performance I/O applications. The Mungo560 also features up to 2GB DDR memory, 16 digital I/O, four USB 2.0 ports, 10/100 BaseT Ethernet and Gigabit Ethernet ports, two SATA controllers, one laptop IDE controller and a compact flash (solid state drive) socket.

Also on display at ESC: the Flex ATX Motherboard for Embedded Applications

At the Embedded Systems Conference this week, Kontron will also be displaying its new Flex ATX motherboard. With a space-saving design (9.0¿ x 7.5¿) derived from the ATX form factor from the office world, the model 886LCD-M/Flex offers the new 6300ESB ICH chipset and the already well-known Intel® Pentium® M processor from the Intel® Centrino® mobile technology family. Together, they make up an extremely fast and powerful PCI-X bus-based platform. The new Flex ATX motherboard shares many common features with the Mungo560. The main application areas for the FlexATX motherboard are gaming and infotainment, point-of-sales/point-of-information, communications, lotteries and banking. It also finds use in ¿classic¿ applications in industrial PCs or applications requiring sophisticated graphics.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

For Further Information, Editors Contact:

Technical Information

Stephen Newbegin (Mungo560)
Kontron America
Phone: 858-623-3040
Stephen.newbegin@kontron.com

Shirley Chen (886LCD-M/Flex)
Kontron America
Phone: 858-623-3075
Shirley.chen@kontron.com

Media Relations
Lisa Baker, Vice President, Marketing
Kontron America
Phone: 858-405-3010
Lisa.baker@kontron.com

Agency Contact:
WelComm, Inc
Greg Evans
Account Executive
Phone: (858) 279-2100
Greg@welcomm.com

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Kontron sharply increases earnings and sales ...

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**August 12, 2004**

**Leading manufacturer of embedded computer systems posts record figures - EUR 67.6 million sales and EUR 6.1 million EBIT in second quarter - Board of Directors expects to double EBIT to EUR 20 million in 2004 - revenues planned to increase by 20 percent - new telecommunications standard ATCA and the North American market ensure growth momentum**

**Eching nr. Munich, August 12, 2004.** In the second quarter of 2004, the TecDAX-listed company Kontron AG, the world's leading manufacturer of embedded computer systems, posted strong growth rates in both revenues and profits compared with the same period last year. "The first half of the year was highly successful for Kontron", explained Hannes Niederhauser, Chairman of the Board of Directors at Kontron AG as the figures for the second quarter were announced. "All of the indicators are pointing to a continuation of our growth over the next few months."
Consequently, the Board of Directors is sharply increasing its earnings and sales forecasts for 2004 as a whole and envisages doubling EBIT to a total of EUR 20 million. At the beginning of the year the Board had still been holding out the prospect of a 70 percent increase. The forecast for sales growth in the financial year 2004 was revised upwards from 16 to 20 percent.
This years dynamic developments are being driven by three sources of growth momentum. Firstly, sales in North America increased significantly in the first half of the year. At the same time, development orders (otherwise known as design wins), which lead to concrete sales of at least EUR 1 million within the course of one year, showed a highly positive trend. By the end of the first half of 2004 some 136 design wins had been generated, compared with just 35 in the same period last year.

The new telecommunications standard Advanced Telecom Computing Architecture (ATCA) is a third crucial source of growth momentum. ATCA is faster, more fault-tolerant and easier to maintain than previous telecommunications backbone systems and is based on economical standard technology (COTS). In the future, all of the major companies in the telecommunications industry will be adapting their former, internally developed backbone systems to this new standard, as developed by Kontron. This puts Kontron in a leading position in the development of these more efficient and economical ATCA boards. The relevant market volume for Kontron is forecast to more than USD 1.5 billion by 2007. Hannes Niederhauser reiterates his growth strategy by emphasizing that "Kontron's share of this market should amount to between 10 and 15 percent".

**Record figures in second quarter**

In the second quarter of 2004, Kontron increased its sales over the same period last year from EUR 54 million to EUR 67.6 million - an leap of 25.2 percent. As a result, sales in the first half of 2004 advanced by 20 percent, from EUR 109.2 million in the first half of 2003 to EUR 130.7 million. Organic sales growth, adjusted for exchange rate effects, thus came to 28 percent compared with the first half of 2003. The strongest growth momentum emanated from North America. Here, sales in the second quarter of 2004 rose to EUR 32.1 million, 13 percent higher than in the first quarter. European sales also increased significantly to EUR 41.9 million in the second quarter. Orders on hand climbed to EUR 108 million by the mid-year point in 2004, their third successive record. This represents an increase, adjusted for exchange rate effects, of 21 percent over the same period last year (EUR 94 million).

**Seventh successive increase in profits**

With EBIT coming to EUR 6.1 million in the second quarter of 2004, operating earnings increased for the seventh successive time. In the first half of the year, EBIT trebled from the corresponding level last year (EUR 3.6 million before special depreciations) to EUR 10.6 million.
Net income totaled EUR 6.7 million in the first half of 2004, with the second quarter

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Joint promotion of ETXexpress products...

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**August 5, 2004**

*Kontron Teams with Advantech and ADLINK for ETXexpress Industry Support*



**Taipei / Deggendorf, August 8, 2004 - Kontron is working with industry leading companies worldwide and is pleased to announce a joint marketing activity with Advantech and ADLink to promote the ETXexpress product brand to the embedded market. Kontron and Advantech already jointly support the COM standard ETX; this is the first cooperation on such scale for Kontron and ADLINK. Together, the three parties have high expectations for the success of the ETXexpress products.**

The cooperation covers combined brand marketing, shared use of trade names, and ensures ETXexpress branded products follow the defined standard. Kontron introduced the new module standard with Intel back in November 2003, with a group working on the standard development and definition that included PICMG integration as well. Kontron is looking for more market leaders to validate, collaborate and manufacture ETXexpress solutions, creating wider market acceptance and faster market penetration and growth.

"To have industry leaders Advantech and ADLINK participating in the ETXexpress promotion will ensure strong product brand recognition in the embedded marketplace" says Matthias Huber, Product Manager for ETXexpress. "This will ensure that ETXexpress will become as well accepted as ETX was before" adds Mr. Huber.

"Our purpose is to provide state-of-the-art solutions for high quantity production in the embedded market within a few years. This will revolutionize the market of customized design for solutions based on PCI-Express", comments Jens Plachetka, ECG Sales Manager for Advantech in Germany. "And as PCI-Express is on the verge becoming the preferred standard, we will win the market over with COMs even faster than ETX acceptance. At that time the technology was newly established and the COM idea was new", adds Plachetka. Advantech will also intensely try for further joint development and commercialization of the CPU standard for customized embedded systems.

"As part of the initiative, ADLINK will team up with Kontron and fully support the new ETXexpress product lines" says Jeff Munch, Chief Technology Officer of ADLINK. "This exciting collaboration with Kontron will provide large and small manufacturers with a foundation to quickly bring powerful PCI Express based products to the market" indicates Mr. Munch.

**The Specification at a Glance**

ETXexpress will support up to 8 PCI Express x1 Lanes and PCI Express Graphics as well as established hardware solutions based on current busses such as 32-bit PCI and ISA bus (via a LPC). A 10/100/1000 Mbps Ethernet port provides fast connectivity to LAN/WAN and up to 8 x USB 2.0 provide fast interfaces for external drives/flash, keyboard, mice and other peripherals. ETXexpress modules also provide interfaces that are always located in the same physical position on each board, guaranteeing scalability between modules. These include serial ATA, parallel ATA, LVDS Multi Media ports as well as an ACPI (Advanced Configuration and Power Interface) for optimized power management.

The new standard will be initially offered in a 90 mm x 125 mm form factor. Signals are brought out via high pin count SMT connectors that permit data transmission rates of up to 5 GHz. Six mounting holes on the board provide resistance to shock and vibration. The thermal coupling system incorporates a standardized heat spreader, same as with ETX.

**Reader Inquiries:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0
Fax: +49 (991)37024-102

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Kontron Unveils Two New CompactPCI 6U Boards ...

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July 30, 2004

*High Performance, Low Power and Way Out in Front*



**Kaufbeuren, Germany, July 30, 2004: For highest performance requirements Kontron Modular Computers offers two new cPCI 6U boards based on the Intel® Pentium® M processor - the CP6000 and the CP6011. Both boards combine high performance with low power. The CP6011 is uncompromisingly geared towards providing high-performance for high bandwidth applications while the CP6000 is cost/performance optimized with a price 300 Euro less than the CP6011.**

The Pentium M processor on both boards is passively cooled and is now not only available in the 1.1 GHz or 1.6 GHz version but also in the 1.8 GHz version (Intel Pentium M Processor 745). Performance of a 1.6 GHz Pentium M processor matches that of a conventional Intel Pentium 4 processor clocked at 2.4 to 2.7 GHz. Compared to the 1.6 GHz Pentium M version the L2-cache was duplicated. At the same time the power dissipation was even reduced due to the new 90 nm production process. Regarding power consumption, a Pentium M processor generates only half the heat of a Mobile Intel Pentium 4 Processor-M while providing the same level of performance. The reduced heat emission means less cooling is required in the system, which further serves to reduce the cost and complexity of system integration.
Further features shared by the CP6000 and CP6011 are the identical CompactPCI rear I/O pinout as well as the Intelligent Platform Management Interface (IPMI) firmware that supports the PICMG 2.9 specification.

**More About the CP6000**
The CP6000 combines the low power/performance features of the Intel Pentium M processor with the 855GME chipset. With up to 4 Gigabit Ethernet ports (2x ports at the front and 2x for full PICMG 2.16 support via the rear J3 connector) the CP6000 is tailored to support cost-effective, performance-oriented data and telecommunications applications, media gateways, networking and switching applications, avionics and industrial automation systems and more.

Highly integrated and compact, the CP6000 features a single PCI-X PMC site, on board 2.5-inch hard disk (optional) and compact flash site, which can all be used simultaneously in a single slot. This is made possible by the Intel 6300ESB I/O controller hub (Hance Rapids), which includes USB 2.0 for 40X faster data transfer rate compared to USB1.0, Serial ATA150 and onboard 64/66 PCI-X bus. Memory is fast and reliable (ECC) with up to 2GByte of PC333 DDR SDRAM via two 200-pin SODIMM sockets. As an option, the 1.1GHz version of the CP6000 can be ruggedized for use in the E2 extended temperature range (-40°C to +85°C).

With the 855GME chipset, the CP6000 provides high-resolution graphics and multimedia-quality video via the integrated graphic controller. The controller uses Intel's Extreme Graphics 2 Technology (2D/3D graphics accelerator) to provide a 2048 x 1536 x 8 Bit/60Hz pixel resolution. In addition to VGA, USB and COM interfaces, the front panel of the CP9000 hosts various user programmable LEDs, which can be used for debugging and diagnostics.

**The CP6011 in Detail**
The CP6011 combines the low power/performance features of the Pentium M processor with the high I/O bandwidth of the Intel E7501 chipset. The board is tailored for applications requiring high performance, flexibility and density such as Voice over IP (VoIP), Video on Demand as well as telcom, datacom or medical applications.

The CP6011 features two SODIMM sockets that accommodate up to 2 GByte of memory with ECC support and two PMC slots that allow flexibility in the choice of I/Os. The first PMC slot has a PIM interface and a PCI-X interface with speeds of up to 64 Bit/133 MHz. The second PMC slot has a speed of 64 Bit / 66 MHz. The CP6011 also features dual Gigabit Ethernet with PICMG 2.16 support and one Fast Ethernet interface on the front panel for management purposes or others.
The CompactPCI bus offers high bandwidth, which is particularly useful for I/O cards, with a PCI-X interface to provide a data flow rate of 64 Bits / 133 MHz. An ATI Mobility-M graphics chip with 4 MByte of memory provides a video resolution of up to 1900x1200 pixels. The CP6011 features programmable user LEDs on the front panel as well as two PMC slots, Ethernet and COM connectors.

Both CPU boards can be enhanced with Ultra160 SCSI (with PIM support) or additional Gigabit Ethernet ports using Kontron's optional PMC cards.
CP6000 and CP6011 with Pentium M 1.8 GHz are available now.

**Reader Inquiries:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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**July 22, 2004**

*Increased Power Efficiency, Performance and Durability*

**The 1,8 GHz of the Intel Pentium M Processor 745 based on the CompactPCI 3HE CPU CP306 of Kontron Modular Computers are as high-power as the 2.8 GHz Office Intel Pentium Processor. Nevertheless, the board needs only passive cooling methods as the power dissipation has been reduced by approximately 50 percent. As processor and memory are both soldered directly to the board, the CP306 is suitable for use in harsh environments. Typical applications include robots, mobile data acquisition systems, aircraft cockpits and train driver cabins.**

Kaufbeuren, July 22, 2004 - In addition to the existing 1.1 and 1.6 GHz Pentium M with passive cooling methods Kontron offers also the 1.8 GHz version (Intel Pentium M Processor 745). Compared to the 1.6 GHz version the L2-cache was duplicated. At the same time the power dissipation was significantly reduced due to the new 90 nm production process.

The CP306 CPU board includes extensive communication interfaces as well as a high performance processor with up to 1.8 GHz clock rate, 1MB L2 on the cache, 333 MHz memory clock rate and 400 MHz processor side bus. The on-board communications interfaces include 1 x Gigabit Ethernet, 1 x Fast Ethernet, 4 x USB 2.0 and up to 4 COM channels. Kontron also can enhance the peripheral interface upon request using Kontron rear I/O modules. A dual ATA100 interface is provided as well as a CompactFlash socket. Memory options include a maximum of 1 GByte DDR-SDRAM/PC333 (with ECC). The board is available with a single slot (4HP) or a dual slot (8HP). The 8HP CP306 variant provides legacy support and a 2.5" HDD carrier. If less performance is needed, systems can be scaled with the 1.1 GHz version according to the requirements. The CP306 is also designed for the extended temperature range.

The operating systems supported include Windows XP, XP Embedded and 2000, Linux and VxWorks.

The CP306 with 1.8 GHz is available for purchase in production quantities from now on.

**Reader Inquiries:**

Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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**July 19, 2004**

*New Kit Simplifies Mini Computer Development*

SAN DIEGO -- July 19, 2004 -- Kontron, a leading embedded computer technology company, today announced the availability of a new starter kit for the X-board< PXA > Computer-On-Module (COM). Designed for developers of fanless miniature computers, the board is equipped with an ARM-compatible 200MHz or 400MHz XScale PXA255 processor with power consumption of just 1.5 W. The starter kit contains all items necessary to begin immediate evaluation: an X-board< PXA > module, evaluation baseboard, Windows CE (installed from included compact flash card), a 5.7-inch color TFT display with background lighting, a JILI display adaptor, and a standard ATX-compatible power supply for 115V or 230V. Additionally, the evaluation baseboard for X-board< PXA > features the following interfaces: 3 USB, 1 LAN, 4 serial UART, 2 PCI slots for expansion cards, 1 AC97 Sound and 1 socket for vibration-proof CompactFlash cards. Memory (64MB of DRAM and 32MB of Flash) is integrated into the X-board< PXA > COM. A null-modem cable (crossed cable to link two computers via RS232 interface) also is included to connect the developer's computer with the starter kit. A Linux board support package is included on CD-ROM.

Systems based on X-board< PXA > are used when space is at a premium or when small, functional, attractive displays are needed, such as within airplane cockpits, elevators and living spaces as well as countless other embedded computer-based and industrial machines. The extremely long battery life of the X-board< PXA > makes it ideal for use in mobile applications, and the high-performance, energy-saving design offers distinct advantages over conventional x86 processor-based solutions.

A special feature of the X-board< PXA > is that USB is available as both device and host, making the solution suitable for conventional connection of USB peripherals, Plug & Play recognition in remote maintenance, or embedding of X-board< PXA > in complex USB peripherals.

The Kontron X-board< PXA > Starter Kit is now available. For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC." Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Richard Pugnier, Marketing Communications Coordinator, Kontron America. Tel: 858-677-0877, x3688; E-mail: richard.pugnier@kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations Contact:
Lisa Baker
Vice President, Marketing
Phone: 858-405-3010
lisa.baker@kontron.com

Technical Information
Matthias Huber
EPC Manager, Embedded Modules
Phone: 510-732-6900, x116
matthias.huber@kontron.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

# KONTRON INTRODUCES NEW ADDITIONS TO ETX AND D...

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kontron
... always a Jump ahead!

**July 6, 2004**

*Selects STMicroelectronics' STPC Family for Expanded Embedded Computer On Module Initiative*

SAN DIEGO -- July 6, 2004 -- Kontron, a leading embedded computer technology company, today announced two new additions to Kontron's ETX and DIMM-PC Computer-On-Module product families -- the ETX-e.lite and the DIMM-PC/lite.

The company also announced the selection of STMicroelectronics' STPC family of processors for this initiative. Both the ETX-e.lite and DIMM-PC/lite are built around the STPC Elite processor, representing ideal, customizable solutions for low-cost, high-volume embedded applications.

With the inclusion of STPC Elite processors into the development roadmaps of DIMM-PC and ETX COMs, Kontron now offers the advantages of modular technology in areas such as building security, low-end numerical control, SOHO appliances, GPS/GPRS solutions, set top boxes, and low-power test and measurement equipment. Rather than developing complex designs from scratch, engineers can now use STPC Elite processors to use the same processor on a "plug & play" module such as the DIMM-PC/lite or the ETX-e.lite -- saving time by allowing focus on the implementation of the application-specific features of their designs on a baseboard.

"We're delighted that Kontron has chosen to use our STPC product line in their modules," said Denis Chateau, product marketing manager, STMicroelectronics' Microcontroller Division / CMG. "Kontron will extend the use of these products into application areas that are not directly accessible by ST, potentially leading to a significant growth in sales of these products. Typical volumes for the use of Computer On Modules are up to 50,000 units per year. Beyond these volumes, economies of scale may favor a more direct design using the semiconductor components without a module concept."

"STPC Elite processors demonstrate an excellent combination of compact size, optimal power consumption, good performance and an availability of five years or more," said Matthias Huber, EPC manager, Kontron Embedded Modules. "This is of particular interest with regard to space-critical modules such as our ETX and DIMM-PC. Along with deployment in classical x86 applications, STPC Elite processors are becoming increasingly popular as a substitute for proprietary embedded intelligence in low-end embedded computer products since standard PC features such as Ethernet and embedded technology are embedded into the module."

The ETX-e.lite and DIMM/PC/lite are available now from Kontron at prices of approximately $115 and $90, respectively (based on small-quantity orders, actual pricing may vary). For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC." Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Richard Pugnier, Marketing Communications Coordinator, Kontron America. Tel: 858-677-0877, x3688; E-mail: richard.pugnier@kontron.com.

**KONTRON MEDIA CONTACTS:**
Media Relations Contact:
Lisa Baker
Vice President, Marketing
Phone: 858-405-3010
Technical Information
Matthias Huber
EPC Manager, Embedded Modules
Phone: 510-732-6900 x116

http://www.kontron.com/products/pdproductsubcategory.cfm?KeyproductCategory=75

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Starter Kit for X-board with Ultralow-Po...

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kontron
... always a Jump ahead!

**July 2, 2004**

*New Kit for Development of Miniature Computers*



**Deggendorf, Germany, Juli 2nd, 2004 - Kontron has put together a new evaluation kit for developers of fanless miniature computers, which is based on the business card-sized Computer-On-Module X-board. The board is equipped with an ARM-compatible 200MHz or 400MHz XScale PXA255 processor and has a power consumption of just 1.5 W. The starter kit contains everything needed to begin an evaluation: an ATX-compatible power supply for 115 V or 230 V, a 5.7" color QVGA TFT display with background lighting and a JILI display adaptor. In addition, the evaluation baseboard for X-board has the following interfaces: 2x USB Host, 1x USB Client, 1x LAN, 4x serial UART slots, 2x PCI slots and 1x MiniPCI socket for expansion cards, AC97 Sound and 1x socket for vibration-proof CompactFlash cards. 64 MByte of DRAM and 32 MByte of Flash memory are already integrated into X-board. In addition to the kit a null-modem cable (crossed cable to link two computers via RS232 interface) is delivered to connect the developer's computer with the starter kit. Windows® CE is pre-installed, and the Linux board support package is included on CD-ROM. Additional board support packages are available on request.**

Systems based on X-board are employed when space is tight or when small displays that are both functional and attractive are needed: in airplane cockpits, elevators, living spaces and (mobile) devices for daily use - as well as in countless varieties of machines and industrial equipment. Its extremely long battery life makes it ideal for use in mobile applications, and its advantageous combination of high performance and energy-saving design leaves conventional x86 processors way behind.

A special feature of X-board is that USB is available as both device and host. Thus, this solution is suitable for conventional connection of USB peripherals, for Plug & Play recognition for remote maintenance or for embedding of X-board in complex USB peripherals.

Additional informationen about X-board™
Whitepaper
Datenblatt
Designguide
Referenz-Design

**Reader Inquiries:**
Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0
Fax: +49 (991)37024-102

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron's new E²Brain Computer-On-Module with...

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kontron
... always a Jump ahead!

**June 24, 2004**

*COM with a whopping 1850 MIPS at a mere 800 MHz*

**Kaufbeuren, Germany, June 24, 2004 - Based on the MPC8540 PowerQUICC III RISC processor from Freescale (formerly Motorola), Kontron AG's new E²Brain EB8540 Computer-On-Module (COM) offers pure, fanless computing power with a multitude of I/O connection options at minimum power consumption and is integrated as an add-on component into customized embedded systems. EB8540 provides a generous 1850 MIPS (based on Dhrystone 2.1) at a clock speed of just 800 MHz - performance achieved by x86es only in the GHz range and only at a much higher power dissipation.**



With 1 Fast and 2 Gigabit Ethernet interfaces, up to 6 serial interfaces - 2 terminal interfaces (Rx/Tx) and 4 asynchronous 16550-compatible interfaces - and optional CAN bus, as well as watchdog timer and real-time clock, EB8540 is a universal computer module for demanding real-time applications in the fields of industrial automation, transportation, medical technology and defense. Individual expansions are easily done via the 32-bit, 33/66 PCI bus and/or the LPC bus. Like all other interfaces, the two buses are connected to the baseboard via 4 standard SMD connectors. For security-critical applications, the module can alternatively be equipped with the MPC8541, which provides an additional security engine for IPSec, DES, 3DES and AES encryption.

Apart from extensive interfaces, up to 512 MB of directly soldered, very fast DDR SDRAM, up to 32 MB of Flash memory and 1 MB of battery-buffered SRAM, as well as E²Prom for configuration and user data and an interface for CompactFlash memory cards, are mounted on the compact E²Brain EB8540 module, with dimensions of just 75 mm x 115 mm. The physical slot for the CompactFlash memory media is placed on the baseboard. Debugging and onboard programming is done via the implemented JTAG/BDM interface.

Power supply is designed as a single-source 3.3V supply. The standard version of the E²Brain EB8540 is designed for use at temperatures ranging from 0°C to 70°C. An optional version with an extended operating temperature range from -40°C to +85°C is also available. Due to its thermally and mechanically robust design, this module is suitable for use in extremely harsh environments.

Software support is provided by an OS-independent boot loader with network support as well as a Linux and VxWorks board support package.

E²Brain EB8540 will be available in September 2004. Evaluation baseboards will also be made available at this time.

**Reader Inqiries:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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http://www.kontron.com/news/nwpressreldetail.cfm?PressID=5722

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**June 24, 2004**

*6U and 3U Single Slot Processors Offer Increased Computing Power*

SAN DIEGO, CA - June 20, 2004- Kontron, a market leader in embedded computer technology, today announced that three of its popular cPCI single slot processor boards, the CP6000 and CP6011 (6U) and the CP306 (3U) now are equipped with the Intel® Pentium® M processor 745 running at 1.8GHz, offering higher performance and lower power. In addition to operating at higher clock speed, the newest Intel Pentium M processor is equipped with 2 MB of L2 cache, double that of previous models. The higher clock rate and increased memory cache combine to significantly increase processing performance.

The 6U CP6000, with up to 4 Gigabit Ethernet ports, the Intel® 855GME GMCH and Intel® 6300ESB I/O Controller Hub, is tailored to support cost-effective, performance-oriented data and telecommunications applications, airborne and industrial automation systems and more.

The CP6011, featuring Dual PMC sites and the high I/O bandwidth of the Intel® E7501 chipset, is tailored for network infrastructure applications such as VoIP and signaling as well as applications requiring high performance on the PMC, wirespeed Gigabit Ethernet, flexibility and density.

The compact and rugged 3U CP306 is ideal for applications such as robotics and data acquisition systems. Use of the Intel Pentium M processor in all three allows for passive cooling.

"With the Intel® Pentium® M processor 745, the Kontron cPCI boards can offer a higher performance level and optimized power consumption for embedded computing," said Ton Steenman, General Manager, Embedded Intel Architecture Division, Intel Corporation. "Coupled with the I/O bandwidth that the Intel® E7501 chipset provides, this processor is the ideal solution for low power/high performance applications."

"We are excited to announce the support for the newest Intel® Pentium® M processor," said Thomas Sparrvik, President & CEO of Kontron America. "The Intel Pentium M processor brings our cPCI modular communications platform building blocks to new levels of performance that can satisfy the demanding needs of the embedded and communications market segments."

For complete details on these popular processor boards, go to CP306, CP6000, CP6011.

Price : CP6011 with Intel Pentium M processor 745 (1.8GHz): 2575USD
CP6000 with Intel Pentium M processor 745 (1.8GHz): 2295USD
CP306 with Intel Pentium M processor 745 (1.8GHz): 2650USD

Availability: Now
Delivery: In stock in limited quantities;
6-8 weeks, ARO in production quantities

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

About the Intel Communications Alliance:
The Intel® Communications Alliance is a community of communications and embedded developers and solutions providers committed to the development of modular, standards based building blocks, platforms, and solutions based on Intel technologies, processors, products, and services.



For Further Information, Editors Contact:
Kontron Canada
Jan-Philippe De Broeck
Product Manager
Phone: 450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

Rich Moore
Product Manager
Phone: 412-921-3322 or 800-228-1737
richard.moore@us.kontron.com

Media Relations:
Lisa Baker, Vice President, Marketing
Kontron America
Phone: 858-405-3010
lisa.baker@kontron.com

Agency Contact:
WelComm, Incorporated
Greg Evans, Account Executive
7975 Raytheon Road, Suite 340
San Diego CA 92111
Phone: (858) 279-2100
greg@welcomm.com

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON LAUNCHES ATCA HARDWARE INITIATIVE; IN...

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**June 22, 2004**

*Product introductions timed to meet emerging growth of ATCA market and compliance with the latest standards*


ATCA
kontron

SAN DIEGO, CA - June 20, 2004 - Kontron, a market leader in embedded computer technology, today signaled its commitment to the emerging industry standard Advanced Telecom Computing Architecture (ATCA) with the introduction of a full line of computing hardware and enclosures compliant with PICMG 3.0, the latest AdvancedTCA core specification. Products introduced include: the AT8000 high-performance server blade; the AT8900 base fabric switch providing Gigabit Ethernet to up to twelve blade servers; and the XL8000, 12U, 14 slot NEBS-compliant ATCA chassis. Also, the AT8001 high-performance server blade, designed to support Gigabit Ethernet over the Fabric Interface (PICMG 3.1) as well as the soon-to-be-announced Advanced Mezzanine Card (AMC) specifications, is slated to be available later this year.

According to Jan-Philippe de Broeck, Product Marketing Manager for Kontron, "Over the past couple of years, Kontron has worked with other industry leaders in the ATCA standard-setting process. Now, as the market is finally poised for rapid adoption of the ATCA standard, these product introductions reflect Kontron's commitment to offering powerful and flexible solutions that will facilitate ATCA's deployment."

The AT8000 is Kontron's new ATCA-compliant hot-swappable telecom server blade. It supports single or dual low-voltage Intel® Xeon™ processors at 2.0 GHz with a 400 MHz system bus and an integrated 512 KB L2 cache. The AT8000 includes the Intel® E7501 memory hub controller chipset and supports 4 GB of DDR266 ECC registered SDRAM in four DIMM sockets. The board includes backplane connections for dual Gigabit Ethernet and optional dual Fibre Channel interconnects. Compliant with IPMI 1.5, the board includes an Intelligent Platform Management Controller (IPMC) that monitors, controls, and performs diagnostic functions using dual Intelligent Platform Management Bus (IPMB) Connections.

The Kontron AT8900 Switch provides 12 backplane ports to service payload slots, 3 front panel Gigabit Ethernet switch egress ports and a dedicated port for switch-to-switch connection in redundant configurations. Based on the Intel IXE5416 Gigabit Ethernet switch fabric interface, the AT8900 is designed for High Availability (HA) implementation of a fully redundant dual-star network. For additional management connections, two out-of-band 10/100 Ethernet management ports and one RS-232 port are provided. Chassis management compliance with PICMG 3.0 is provided by its on-board IPMC.

Kontron's XL8000 ATCA system chassis is offered in a 12U version with passive cooling for rear transition modules (RTM). Offered in a 14 slot configuration, the XL8000 features innovative cable management and 200W/slot 'push' cooling. Centralized Intelligent Platform Management provides a cost-effective solution to monitoring fans, sensors and power entry modules without the requirement for multiple IPMCs. Shelf management to monitor, control and ensure proper operation of ATCA boards and intelligent field-replaceable units (FRUs) is also provided with the platform.

Price : OEM pricing upon request
Availability: Now

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

For Further Information, Editors Contact:
Technical Information
Jan-Philippe De Broeck
Product Manager
Phone: 450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

Media Relations:
Lisa Baker, Vice President, Marketing
Kontron America
Phone: 858-405-3010
lisa.baker@kontron.com

Agency Contact:
Greg Evans, Account Executive
WelComm, Incorporated
7975 Raytheon Road, Suite 340
San Diego CA 92111
Phone: 858-279-2100

KONTRON ENTERS ATCA MARKET WITH COMPREHENSIVE...

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**June 21, 2004**

*Kontron partners with leading applications software, operating systems and middleware vendors to offer turnkey platform*

CHICAGO, IL - June 21, 2004 - Kontron, a market leader in embedded computing technology, today unveiled its Advanced Telecom Computing Architecture platform, signaling its intention of taking a leadership role in the adoption and deployment of the new carrier grade system standard. Using the annual SUPERCOMM Show as backdrop for the announcement, Kontron rolled out its AdvancedTCA platform complete with Kontron system chassis, high performance ATCA processing blades and high-availability base fabric switches. Kontron's hardware, IPMI firmware and HPI support are complemented with operating system, applications software and high-availability (HA) middleware from industry-leading companies, including: Solid Information Technology, IP Fabrics, GoAhead Software, Monta Vista Software and ZNYX Networks.

Industry sources estimate that AdvancedTCA will grow from first deployments in 2005 to several billion dollars in just two years. "Kontron is strategically committed to AdvancedTCA platform solutions," said Thomas Sparrvik, President & CEO of Kontron America. "We have forged an alliance with the best-in-class software providers so that, together with Kontron's core ATCA hardware, we are positioned to become the industry's leading supplier."

"We are pleased that Kontron has selected Solid as the hot-standby data manager for their new ATCA platform, supporting the carrier-grade application needs of Kontron customers," said Jussi Harvela, president and CEO of Solid Information Technology. "The combination of Solid and Kontron provides a very cost-effective option for companies developing high-availability applications."

"AdvancedTCA is quickly becoming the defacto standard for communications and network equipment. Kontron's AdvancedTCA platform shows very clearly how sophisticated platforms can be built incorporating high performance network processors together with general purpose processors in a well managed, highly available configuration", said Glen Myers, CEO IP Fabrics. "IP Fabrics' advanced Packet Processing Language and PPL Virtual Machine for Intel® IXP2XXX network processors adds 'ease of programming' to the list of benefits available with Kontron's ATCA platform. Using IP Fabrics' approach to network processor application development, developers can build and modify network processor dataplane applications without having to write, debug or validate machine-specific microcode."

"Kontron is clearly taking a lead by introducing an ATCA-based chassis that is SA Forum HPI compliant," said Dr. Asif Naseem, Senior Vice President and CTO of GoAhead Software. "With GoAhead's HPI-compliant high availability software managing their chassis and system software, Kontron is offering a carrier-grade, standards-based chassis ready for application developers."

"MontaVista Software is committed to supporting open standards such as AdvancedTCA and Carrier Grade Linux," said Robert Monkman, Senior Product Marketing Manager for MontaVista Software Carrier Grade Edition Linux. "Collaboration with Kontron and its partners enables the delivery of application-ready, carrier-grade platforms to an industry rapidly adopting these standards-based solutions."

"ZNYX Networks is the leading provider of AdvancedTCA High Availability open-standard Ethernet switching solutions," said Benoit Robert, Kontron's Manager of Strategic Partnerships. "ZNYX's OpenArchitect™ provides a comprehensive High Availability and QoS suite that creates maximum leverage to rapidly deploy solutions to meet the evolving demands of Kontron's customer base."

"Kontron's ATCA platform combined with OpenArchitect's extensible QoS, Layer 2 switching and Layer 3 routing framework provides the building blocks for carrier grade solutions with the full benefit of a standard platform," said Connie Austin, President and CEO, ZNYX Networks, Inc.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

About Solid Information Technology: Solid Information Technology Corp. delivers the first next-generation Autonomic Data Management Platform. Built on a sophisticated architectural foundation, Solid's solutions power inherently distributed applications in the network infrastructure, telematics, digital content delivery and retail applications. Small and large visionary companies use Solid technology in their solutions to build high-performance, fault-tolerant, and scalable smart applications. Solid is a privately held company with worldwide headquarters in Mountain View, California. The company also has regional offices in the U.S., Europe, and Japan. For more information, visit the Solid web site at www.solidtech.com.

About GoAhead Software: GoAhead® provides software that allows equipment builders to create systems that operate continuously using inexpensive, standard hardware. The software is used in communications, military/aerospace, industrial control and other industries where downtime is unacceptable. GoAhead products are deployed worldwide in equipment such as wireless base station controllers, softswitches, defense applications and industrial controllers. The software helps developers reduce project risk, lower costs and achieve faster time-to-market. GoAhead is a privately held company with headquarters in Bellevue, Washington. For more information on GoAhead, visit the company's web site at www.goahead.com.

About IP Fabrics: IP Fabrics (http://www.ipfabrics.com) builds innovative network processor application solutions. IP Fabrics's approach uses a very-high-level packet processing language called PPL to write applications and a highly optimized virtual machine for PPL that runs on the microengines of the network processor. Developers can build and modify high performance network processor applications in PPL without writing, debugging or validating any microcode. A number of higher layer IP applications lend themselves to this approach, including: encryption, deep packet inspection, application-layer firewalls, VPNs, intrusion detection, traffic management, content-based load balancing, VoIP session border control, and IPv4/IPv6 interworking.

About MontaVista Software: MontaVista Software (www.mvista.com) is a leading global supplier of systems software and development tools for intelligent connected devices and associated infrastructure. MontaVista powers the embedded revolution by providing Open Source GNU/Linux-based software solutions. Founded in 1999 by real-time operating system pioneer James Ready, MontaVista offers a family of products that address software developer needs encompassing applications ranging from communications infrastructure to consumer electronics. MontaVista products include MontaVista Linux Professional, Consumer Electronics and Carrier Grade Editions. MontaVista DevRocket, a powerful integrated development environment, delivers state-of-the-art development tools across all product Editions. MontaVista Graphics offers a rich GUI development tools platform.

About ZNYX Networks: ZNYX Networks (www.znyx.com) is a leader in High Availability embedded Ethernet solutions, specializing in the development of comprehensive high-availability solutions for CarrierClass(TM) systems. Equipment manufacturers and system integrators rely on ZNYX Networks to create next-generation solutions with high availability, optimal performance, and open-standards. ZNYX Networks' products and services consists of pre-built, pre-tested embedded network and switch solutions with advanced Layer 2-7 packet classification, QoS, load balancing and filtering technologies enabling significant "time to market" advantages.

For Further Information, Editors Contact:

Technical Information

Benoit Robert
Strategic Partnerships Manager
Phone: 450-437-4661 2269
Benoit.Robert@ca.kontron.com

Media Relations

Lisa Baker, Vice President, Marketing
Kontron America
Phone: 858-405-3010
lisa.baker@kontron.com

Agency Contact

Agency Contact:
WelComm, Inc
Greg Evans,Account Executive
7975 Raytheon Road, Suite340
San Diego CA 92111
Phone: (858) 279-2100
greg@welcomm.com

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**June 17, 2004**

*Robust ATX Platform with Long-Term Availability*



**Eching, June 17, 2004 - The Intel® Pentium® M Processor - part of the Intel CentrinoTM Mobile Technology and initially created for mobile PC applications - is now available on a standard ATX motherboard designed for harsh ambient conditions. The ATX-855GME board with 400 MHz FSB by Eching-based Kontron Embedded Computers will be available for at least five years. The board's outstanding features include: a 1.6 GHz processor requiring only passive cooling; the high-performance 855GME chip set (also a part of the Centrino Technology); the ICH4 I/O hub with fast South Bridge and the latest technology support. It could have been a genuine Centrino board if Kontron had also integrated Intel's Wireless Network Connector. However, as most Embedded applications get by without this feature, this advertising-friendly add-on has been abandoned.**

Even without the Centrino add-on, the board's extensive feature set stands out: up to 2 GByte DDR-SDRAM can be installed in two 184-Pin DIMM sockets. The AGPx4 slot, the standard VGA connection for high-performance graphic boards, provides up to 250 MHz to the motherboard via Intel Extreme Graphics II. Six USB 2.0 interfaces, two 16550 UART compatible interfaces (RS232 / IrDA), one 10/100 MBit Ethernet interface and one parallel interface offer abundant connectivity that can be extended by the user via six PCI interfaces. The keyboard and mouse are connected via PS/2. In addition, two floppy drives and four EIDE drives (PIO Mode 4 or UltraDMA 33/66/100) can be connected internally.

AC97 CODEC realizes sound support with line-in and line-out and microphone on slot brackets, CD-in by internal connector. The feature set of the ATX855GME board, running under Windows 2000, XP, VxWorks and Linux, is completed by a programmable real time clock, watchdog and fan, power and temperature monitoring for operation from 0°C to 60°C. Support of other operating systems can be provided on request. The board is also available with a 1.2 GHz Celeron M processor as an alternative to the Pentium M processor.

**What Makes the Pentium M Processor so Attractive?**

The Pentium M processor's exceptional feature is that it offers the computing power of a Pentium 4 at considerably lower power consumption. As the clock rate is also lower, the speed of the Pentium M cannot be compared 1:1 to the Pentium 4 speed: one can say that the Pentium M is offers similar performance to a Pentium 4 with the power consumption of a Pentium III processor. Measurements have shown that, depending on the program, the Pentium M 1.6 GHz processor can match the performance of a Pentium 4 2,4 GHz to 2,7 GHz processor. This level of performance, with low power consumption and low power loss, is particularly suited to embedded applications in the high-end area, where passive cooling is generally needed.

**Reader Inquiries:**

Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49 (8165)77-0
Fax: +49 (8165)77-219

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KONTRON AG LAUNCHES ALL-CASH TENDER OFFER FOR...

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**June 15, 2004**

Kontron AG announced that its wholly owned subsidiary, KAC Acquisition Corp., ("KAC Acquisition") has commenced an all-cash tender offer for all of the outstanding shares of common stock, not already owned or controlled by Kontron AG, of Kontron Mobile Computing, Inc. ("Kontron Mobile")(OTC: "KMBC.ob") at a price of $0.55 per share, net in cash. The tender offer is scheduled to expire at 5:00 P.M. New York time, on Wednesday, July 14, 2004.

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a sufficient number of shares so that, after the shares are purchased pursuant to the offer, Kontron AG and its subsidiaries would own at least 90% of the voting securities of Kontron Mobile (the "Minimum Condition"). Kontron AG and its subsidiaries currently own approximately 65% of the outstanding shares. KAC Acquisition Corp. may, subject to compliance with the applicable securities laws, waive the Minimum Condition and reduce the number of shares that are required to be tendered. The offer is also subject to certain other conditions described in Section 11 of the offer to purchase. The offer is not conditioned on Kontron AG nor KAC Acquisition obtaining any financing nor the prior approval of Kontron Mobile's board of directors.

If the tender offer is successful, KAC Acquisition Corp. intends to merge with Kontron Mobile., will seek to deregister as a public company with the Securities and Exchange Commission (the "SEC"), and become a private company.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

The Information Agent for the tender offer is Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC's website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022, or by calling toll free (800 ) 607-0088.

Kontron AG is headquartered in Eching/Munich Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal, and Taipei. Kontron AG develops, produces and distributes its products world-wide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German "new market" (under "KBC") and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG . Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward looking statements. All such forward looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward looking statements.

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON ANNOUNCES NEWEST ADDITION TO DREAMSPE...

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**June 14, 2004**

*For Telecomm Closet and Rack Mount Configurations, Advanced Datacom Platform Supports Firewall, VPN, SSL Acceleration and Other Critical Applications*

SAN FRANCISCO - March 30, 2004 -- Kontron, a leading embedded computer technology company, today announced the DS2-1210 1U Platform -- the newest member of the company's DreamSpeed family of products.

The announcement was made at the Embedded Systems Conference -- a forum for engineers and engineering managers developing leading-edge products that incorporate processor-based technology.

A high-end, passive-backplane, standard platform designed for datacom, telecommunication and Internet OEMs and system integrators, the high-bandwidth DS2-1210 supports many critical applications including Firewall, VPN, SSL Acceleration, Cache, Web server, NAS and SAN.

Measuring 17" (W) x 20" (D), the 1U DS2-1210 platform features two PCI-X expansion slots and is configured in both desktop and 19" rack mount versions. It supports Kontron's PCI-X Pentium 4 single-board computers at up to 2.8 GHz and two 3.5" IDE, SATA or SCSI (68pins) hard drives. Two 10/100 Base-TX Ethernet ports and one serial port are accessible via the front for easier cable maintenance. The product also includes a 350W power supply with AC input, support for standard sliding rails, and is OEM-ready with a new, customizable faceplate to allow customer-specified colors, logos and designs.

DS2-1210 evaluation samples will be available at the end of April 2004, with production units expected in early June 2004. For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

KONTRON MEDIA CONTACTS:

Media Relations Contact:

Lisa Baker

Vice President, Marketing

Phone: 858-405-3010

lisa.baker@kontron.com

Technical Information

Kim L. Babcock

Product Marketing Manager

Phone: 858-677-0877

kim.babcock@kontron.com

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Kontron's Web Service Software SOPH.I.A. - No...

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June 8, 2004

*PLCs Go From Soft to Web-Ready*


SOPH.I.A

**ULM, Germany, June 8, 2004 - The launch of version 2.0 of Kontron's SOPHisticated Internet Access web service software (SOPH.I.A) enables soft PLCs and web services to grow together in order to reduce software development costs and increase the value of the overall application. SOPH.I.A 2.0 enables a quick and easy introduction of web services to soft PLCs that are based on the CoDeSys Automation Alliance. These services range from web-based visualization and operation using alarm and disturbance reporting management via e-mail to alternative sourcing via e-procurement. This is achieved by enhancing the SOPH.I.A web service software with a transparent interface for data transfer to the soft PLC, so that reading and writing is secured in both directions. Kontron's first application specific web-ready PLC for the modular ThinkIO DIN rail PC has been implemented using Linux.**

The link between the soft PLC runtime system and SOPH.I.A. is implemented directly using SOPH.I.A.'s data provider. SOPH.I.A user variables are created automatically after downloading the CoDeSys application. This is achieved using the CoDeSys file BOOT.SDB. These CoDeSys variables and addresses are automatically registered as Sophia variables. Data refreshing takes place periodically via the soft PLC and the scanning cycle can be configured as required. CoDeSys RETAIN variables and addresses are exchangeable, since the soft PLC developer can configure them in the soft PLC as well as in SOPH.I.A. This is particularly useful for commissioning during operation and for servicing. The entire user interaction can be implemented web based. Diverse help texts and safety mechanisms can make a soft PLC extremely easy to use and the perceived quality rating can be increased enormously by the appropriate corporate web designs.

Soft PLC applications are still written independently of SOPH.I.A. in the classic PLC programming environment according to IEC 61131 and all five programming languages. SOPH.I.A. is informed whenever a soft PLC application is downloaded to the target system. This allows SOPH.I.A. to automatically create a new data module and to begin the cyclic data exchange with the soft PLC's runtime environment in the specified clock rate, which can be configured as required.

SOH.I.A's soft PLC interface allows developers soft PLC developers to implement all conceivable web services in a single development environment: Web visualization of real time data, configuration routines, user administration, password assignment, SSL encryption, alarm management and escalation routines including for e-mail services are only a few of the diverse features of this integrated development and run time environment for SOPHisticated Internet Access = SOPH.I.A. The advantage for SPS developers is that they have a proven functional integrated solution that is prepared for all the eventualities of web-based industrial computing, which saves both time and cost.

**Reader Contact:**
Kontron Applications GmbH
Promenade 17
89073 Ulm, Germany
sales@kontron.com
Tel: +49 (731) 96600-0
Fax: +49 (731) 96600-23

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KONTRON UNVEILS LATEST 2U ATX PLATFORM: THE 2...

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**May 26, 2004**

*18-Inch-Deep Industrial Platform Allows Up to Seven Expansion Slots*

SAN FRANCISCO - March 30, 2004 -- Kontron, a leading embedded computer technology company, today unveiled the 2ATX-H42LP -- the company's latest 2U ATX system implementing Intel ® Pentium ® 4 processors and up to seven low-profile add-in cards.

The announcement was made at the Embedded Systems Conference -- a forum for engineers and engineering managers developing leading-edge products that incorporate processor-based technology.

A 2U platform measuring 18 inches in depth, the 2ATX-H42LP has a rich set of features including high performance Intel Pentium 4 processors, up to 3.2GHz and 800MHz front side bus, 2 front accessible drive bays, front USB, and allows the addition of up to seven low-profile add-in cards including video, drive controllers, and a variety of new I/O and communications cards.

This new system is designed for a broad range of applications requiring added expansion and flexibility, including those common to automation, communications, medical imaging and military environments.

2ATX-H42LP evaluation samples will be available in April with production units shipping in May. For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC.¿ Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

READER SERVICE INQUIRIES: Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.
KONTRON MEDIA CONTACTS:

Media Relations Contact:

Lisa Baker

Kontron America

Vice President, Marketing

Phone: 858-405-3010

lisa.baker@kontron.com

Technical Information

Kim Babcock

Product Manager

Phone: 858-677-0877

Kim.babcock@kontron.com

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M@C64: Kontron's 6.4-Inch Display and U...

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**May 25, 2004**

*All You Need in a Graphical Display and User Terminal*

**Eching, Germany, May 25, 2004. Kontron Embedded Computers is proud to announce a new addition to its range of graphic display and user terminals with Micro-Client functionality. The M@C64 features a 6.4-inch TFT display with resistive touch screen and the terminal's CAN and Ethernet interfaces make it particularly suitable for use as a HMI in CAN-based networks with an Ethernet backbone. Further field bus interfaces are available from Kontron on demand.**

The M@C64 includes an RS232 and a USB interface for service purposes and for the attachment of peripherals. A 300 MHz Geode GX1 processor and up to 256 MB of RAM ensure visualization and communication takes place without any noticeable delay. The operating system and firmware are stored on a CompactFlash card with a maximum capacity of 1GB. The terminal's front panel is protected according to IP65, which means it is able to prevent the ingress of dust (IP6X) and water (IPX5). A 24 VDC power supply makes the terminal ideal for industrial and machine-internal mains networks and it is also suitable for use in automotive computing applications. Other M@C64 features include an impressive operating temperature range, vibration tolerance, shock resistance, EMC and electrical safety.

**The Operating System of Your Choice**
Windows CE.net, Windows XP Embedded and Embedded Linux are available as standard.

The M@C64 is suitable for industrial applications due not only to its technical specification but also to the fact that Kontron is able to provide long-term availability, life cycle management, worldwide support and extended warranties.
The Micro Client M@C64 is available now.

**Micro Clients - a HMI Concept for the Cost Conscious**
Micro Clients are cost conscious human machine interfaces. All programs are run on a central web or Windows server, so that only visualization and user input takes place locally. The advantages of this Micro Client architecture are the central administration and maintenance of software and the extremely high level of data security. Avoiding the use of rotary mass storage devices and cooling fans results in both high reliability and availability (low MTBF). This keeps the total cost of ownership to a minimum.

**Reader Contact for this Press Release:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49 (8165)77-0
Fax: +49 (8165)77-219

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Kontron's FlexATX Motherboard 886LCD-M/FLEX...

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May 24, 2004

*Technological Advancement in Embedded Computer Technology*

**Deggendorf, Germany, May 24, 2004 - With the launch of the new FlexATX motherboard 886LCD-M/FLEX, Kontron AG has shown the way ahead for embedded computing technology. With a space-saving design (9.0" x 7.5") derived from the ATX form factor from the office world, FlexATX offers the new 6300ESB ICH chipset and the already well-known Intel® Pentium® M processor from the Intel® Centrino® mobile technology family. Together, they make up an extremely fast and powerful PCI-X bus-based platform. In addition, technologies such as serial ATA are finding their way into embedded computer boards.**

**The main application areas for the FlexATX motherboard are gaming and infotainment, point-of-sales/point-of-information, communications, lotteries and banking. It also finds use in 'classic' applications in industrial PCs or applications requiring sophisticated graphics. Use of Intel embedded components guarantees an availability of at least 5 years.**

**855GME and 6300ESB ICH**
The Intel 855GME Northbridge and the Intel 6300ESB ICH Southbridge are connected to a conventional 32-bit/33MHz PCI bus and a 64-bit/66MHz PCI-X bus. Providing a maximum transfer rate of up to 533 MB/s, the PCI-X bus enables connection of optional gigabit LANs.

The Intel Extreme Graphics 2 integrated into the Intel 855GME Northbridge also runs at 250 MHz, faster than the previous clock speed of 200 MHz. Thanks to the on-board LVDS transmitter for LCD control and the AGP slot, any graphics needs can be met.

**Serial ATA**
Besides 2 ATA/100 interfaces, 2 serial ATA/150 IDE controllers have been implemented for the first time ever, creating considerable cost and performance advantages. In comparison with parallel ATA technology, serial ATA offers a point-to-point connection, enabling every connected device to utilize the full bandwidth. In addition, hot plugs, small plugs and standard plugs as well as longer cable solutions are available.

**Additional features**
Apart from incorporating these new technologies, the FlexATX motherboard 886LCD-M/FLEX offers much more than the latest office PC motherboards do – including a feature connector with several GPIOs, a watchdog and monitoring functions for temperature and fans, among other things. The following features are offered:

- Flatscreen support for 2 independently controlled displays and AGP slot
- Up to 2 GB of PC2700 DDR333 SDRAM (incl. ECC)
- 3 x gigabit LAN (optional), 4 x USB 2.0, 4 x RS232, 1 x LPT and 1 x PS/2 for keyboard/mouse
- 2 x SATA/150 and 2 x ATA/100 IDE controller
- AC3-, Sound Blaster® 16- and SPDIF-compatible sound card, line-in and microphone terminal
- 3 PCI slots for PCI expansion components

**Wide range of processors available**
The Socket 478 on the 886LCD-M/FLEX motherboard enables use of the 0.13-micron Intel Pentium M or the Intel Pentium M based on the new 90-nm technology, depending on requirements. An alternative for the cost-conscious is the Intel Celeron® M. Processor powers ranging from 1.1 GHz to 1.6 GHz are currently available. The cache varies from 512 KB (Intel Celeron M) to 2 MB (90-nm Intel Pentium M).

**Reader Contact:**
Kontron AG
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0
Fax: +49 (991)37024-102

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP-Pocket/303-V: Modular CompactPCI System wi...

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**May 20, 2004**

*Superior Flexibility at a Rack-Mount PC Price*



**Kaufbeuren, Germany, Mai 20, 2004 - The CP-Pocket/303-V from Kontron Modular Computers is a new fanless, wall-mountable CompactPCI complete system, equipped with a 400MHz ULV Intel® Celeron® processor - a new competitor to the Pentium® III-M and hence especially useful for controller solutions. With three front-access CompactPCI slots, the system is ideal for use as a configurable machine controller or a compact server system. It provides an alternative to compact rack-mount PCs, a highly competitive market segment. Front-access CompactPCI system boards can easily be exchanged - to the great relief of systems integrators and maintenance personnel. Thanks to the CompactPCI feature set, this system solution provides superior flexibility at a base price of less than 1000 Euro.**

The system can be scaled within the Celeron® performance range from 400 MHz to 1 GHz. It offers a 256KB L2 cache for all of its variants and an easy upgrade to a Pentium® M to provide more computing power for applications that need it. The ultralow-voltage variant, with a maximum power dissipation of 10 W at 400 MHz, runs without a cooling fan. Other features include a front-end, on-board Ethernet interface enabling network communications and socketless CPUs. The 144-pin SODIMM provides up to 512 MB of RAM. An optional Type II CompactFlash card and an extensive range of Kontron front-access, plug-in I/O boards complete the offering to ensure that the perfect configuration can be found for every OEM and every systems integrator.

The CP-Pocket/303-V systems can be used in all standard industrial applications, for example, as soft PLC or IPC controllers for mechanical engineering applications and compact server systems for the expanding field of industrial Ethernet communications. Equipped with field bus cards, the systems also make exceptional master stations for field bus solutions. Use of visualization solutions is always possible via the PC feature set.

The CP-Pocket includes the CP303-V CPU board with a 400MHz ULV Celeron® processor and 128MB RAM as well as a fanless 75W AC or DC power supply. It currently costs less than 1000 Euro and will be available from May 2004.

**Advantages of CP-Pocket Systems**

What makes CP-Pocket systems unique is that they are not equipped with ISA- or PCI-based expansion cards, like classical box-type PCs are, but rather they have front-access CompactPCI boards that can be simply and quickly changed - hence making configuration and maintenance a snap. With three expansion slots, the CP-Pocket provides enough flexibility to enable any customer-specified expansion. Kontron can satisfy all standard interface requirements with its range of I/O boards, which include all standard field bus interfaces to provide ease of handling at a price that is comparable to that of any standard ISA or PCI card.

Until now CompactPCI boards and systems have mainly been used in demanding high-end applications. With the performance range broken down into typical industrial applications, the CP-Pocket offers, for the first time ever, maximum comfort at a standard price. The processor power and I/O layout can be customized to fit changing requirements, making it a safe investment. In addition to the Ethernet interfaces on the standard processor card, a Kontron Ethernet switch can be added to make the CP-Pocket optimally equipped for industrial Ethernet communications. The only thing the user has to do is insert the appropriate components. The same housing can be used for all configurations, making the investment, over the entire lifetime of the system, particularly attractive.

**Reader Contact:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP-Pocket/303-V: Modular CompactPCI System wi...

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**May 20, 2004**

*Superior Flexibility at a Rack-Mount PC Price*



**Kaufbeuren, Germany, Mai 20, 2004 - The CP-Pocket/303-V from Kontron Modular Computers is a new fanless, wall-mountable CompactPCI complete system, equipped with a 400MHz ULV Intel® Celeron® processor - a new competitor to the Pentium® III-M and hence especially useful for controller solutions. With three front-access CompactPCI slots, the system is ideal for use as a configurable machine controller or a compact server system. It provides an alternative to compact rack-mount PCs, a highly competitive market segment. Front-access CompactPCI system boards can easily be exchanged - to the great relief of systems integrators and maintenance personnel. Thanks to the CompactPCI feature set, this system solution provides superior flexibility at a base price of less than 1000 Euro.**

The system can be scaled within the Celeron® performance range from 400 MHz to 1 GHz. It offers a 256KB L2 cache for all of its variants and an easy upgrade to a Pentium® M to provide more computing power for applications that need it. The ultralow-voltage variant, with a maximum power dissipation of 10 W at 400 MHz, runs without a cooling fan. Other features include a front-end, on-board Ethernet interface enabling network communications and socketless CPUs. The 144-pin SODIMM provides up to 512 MB of RAM. An optional Type II CompactFlash card and an extensive range of Kontron front-access, plug-in I/O boards complete the offering to ensure that the perfect configuration can be found for every OEM and every systems integrator.

The CP-Pocket/303-V systems can be used in all standard industrial applications, for example, as soft PLC or IPC controllers for mechanical engineering applications and compact server systems for the expanding field of industrial Ethernet communications. Equipped with field bus cards, the systems also make exceptional master stations for field bus solutions. Use of visualization solutions is always possible via the PC feature set.

The CP-Pocket includes the CP303-V CPU board with a 400MHz ULV Celeron® processor and 128MB RAM as well as a fanless 75W AC or DC power supply. It currently costs less than 1000 Euro and will be available from May 2004.

**Advantages of CP-Pocket Systems**

What makes CP-Pocket systems unique is that they are not equipped with ISA- or PCI-based expansion cards, like classical box-type PCs are, but rather they have front-access CompactPCI boards that can be simply and quickly changed - hence making configuration and maintenance a snap. With three expansion slots, the CP-Pocket provides enough flexibility to enable any customer-specified expansion. Kontron can satisfy all standard interface requirements with its range of I/O boards, which include all standard field bus interfaces to provide ease of handling at a price that is comparable to that of any standard ISA or PCI card.

Until now CompactPCI boards and systems have mainly been used in demanding high-end applications. With the performance range broken down into typical industrial applications, the CP-Pocket offers, for the first time ever, maximum comfort at a standard price. The processor power and I/O layout can be customized to fit changing requirements, making it a safe investment. In addition to the Ethernet interfaces on the standard processor card, a Kontron Ethernet switch can be added to make the CP-Pocket optimally equipped for industrial Ethernet communications. The only thing the user has to do is insert the appropriate components. The same housing can be used for all configurations, making the investment, over the entire lifetime of the system, particularly attractive.

**Reader Contact:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron presents two new Panel PC lines with ...

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**May 18, 2004**

*Kontron Covers all Angles: Monitors from 10.4 to 19 Inches*

**Eching, Mai 18, 2004 - Kontron AG introduces its new but well-established Panel PC lines, recently acquired from the company formerly known as ROI Computer AG. This acquisition, guaranteeing the long-term availability of these systems for customers, has nearly doubled Kontron¿s available range of Panel PCs and HMI systems. With a total of 35 variants, the HMI portfolio can be delivered with countless configuration options - for example, with field buses such as CANopen, DeviceNet, Profibus or Multidrop bus - and customization possibilities, from individually designed front plates to redesigned CPU boards.**

New to the portfolio are the Business Class and Economy Class Panel PCs, which received a makeover reflecting Kontron's corporate design and new components to optimize Group-wide sales charges. In addition, a 17" system (Business Panel 170) was added in response to the current explosion in industry demand for 17" systems - especially for shop floor and infotainment solutions - following the increasing demand in the office market. The software support packages were extended and worldwide aftersales service and support for these systems were secured for the first time ever.

The Economy Class offers integrated field buses and scalable CPU modules
The field buses integrated on board (CANopen, DeviceNet, Profibus, Multidrop bus and Ethernet) enable direct entry to the field level. Optimal shock and vibration resistance as well as thermal stability and compliance with stricter EMC requirements are standard features on this 100% industry-capable Panel PC. In addition, Kontron provides a five-year availability guarantee with full system responsibility. Eco Panels can be scaled from 10.4" to 15".

The high-performance Business Class was developed especially for office-like shop floor and infotainment applications
The Business Class systems, with Intel® Pentium® or Celeron® processors, are compact, computer-assisted, high-performance human-machine interfaces designed to handle harsh industrial conditions. Their compact size reflects the limited space that is available when they are being integrated into machines, equipment or control cabinets. The 100% industry-capable, scalable Business Class Panel PCs with 10", 12", 15", 17" or 19" displays meet the toughest shock, vibration and temperature resistance requirements. Compliance with stringent EMC regulations is an integral feature of these systems. Two extra PCI slots enable customer-specific system extensions.

Technical features

- Scalable display size (10.4" to 19") - larger displays delivered on request
- Analog or resistive touchscreen
- Standard ATX power supply - 24V DC power supply optional
- Processor power ranging from 200/3000 MHz (Geode) to 1.4 GHz Intel® Pentium® III - Intel® Pentium® M available soon
- Currently up to 512 MB of RAM
- Two 10/100 LAN interfaces
- Optional Profibus or CANopen or DeviceNet interface on board
- Front and rear USB ports
- 3 RS-232 interfaces
- Front status display
- 2 PCI slots for customer-specific extensions
- Up to 16 customizable function keys in display frame
- Up to 112 freely programmable on-screen keys
- Available as compact system or with remote display

Kontron's HMI and IPC portfolio
Apart from these two new Panel PC product lines, Kontron offers all imaginable HMI solutions for embedded computer technology - from smart displays and microclients through rack-mount PCs with connectors for displays to KVM switches for server farms. Customized solutions can easily be created using a multitude of embedded boards and graphics adapters. If you cannot find the off-the-shelf solution you require, just ask us! As the world's leading supplier in the field of embedded computer technology, Kontron has the resources to rapidly translate customer needs and desires into new standard products or customized solutions.

**Reader Contact:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49 (8165)77-0
Fax: +49 (8165)77-219

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CV-Server: Kontron's newest Automotive PC wit...

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**May 17, 2004**

*Secure and Reliable In-Vehicle Computing*


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**Eching, May 17, 2004 - CV-Server is Kontron's latest PC-based computer system for commercial on-road automotive applications. Compact and robust, it includes smart UPS features, enhanced temperature control, fast and fool-proof quick-lock plug mechanisms and enough interfaces to support a variety of complex application solutions.**

The housing, connectors and integrated UPS are all designed to guarantee continual and stable operation - even in the most rugged in-vehicle environments where dust, vibration, extreme temperatures and an unreliable power supply would otherwise cause major problems. The powerful compact, dust-protected aluminium chassis requires minimal mounting space and can be located almost anywhere within the vehicle, fitting easily under seats and in compartments.

The integrated UPS battery guarantees continual operation during breaks in the power supply - a common in-vehicle occurrence. A short interruption of the power supply when starting the engine can cause a sudden system outage, in which case the driver is faced with a system re-start. The worst-case scenario would be irreparable file system damage and the need for repair services. The standard UPS feature ensures security and continuity of operation.

Should long-term loss of the power supply occur, the UPS cleverly shuts down both the application and operating system. If a driver leaves the vehicle without closing down the PC, the UPS does the job in the driver's absence.

All Small Server connectors are shake-proof and form-coded. The quick-lock mechanism enables plugs to be exchanged within seconds and without tools - with no bolts or screws to have to deal with, installation and exchange are quick and easy. Eery connector is designed differently, so interfaces cannot be connected incorrectly.

Kontron's CPU module enables easy CPU performance upgrades - be they low-end solutions using a 400MHz PIII CPU, or high-end solutions based on the new Pentium-M CPU. It is located directly beside the cooling unit, in the perfect place to negate the effects of heat generation. Heat is distributed across a wide area so as to enable the CPU to operate in more extreme temperatures. The temperature control system guarantees continuous operation both in deep winter (down to -20°C) and high summer (up to +60°C).

The system is equipped with 4 serial interfaces, 6 USB ports and 1 LAN port - enough interfaces to support complex application solutions. The powerful (and fanless) PC enables easy communication with external devices (such as cash/ticketing systems, driver identification systems, passenger information terminals) and can work in parallel with digital and analogue I/O signal monitors, wireless modems and global positioning systems.

Two parallel VGA outputs enable information to be displayed in two different locations within the same vehicle. The single base platform offers full office application support and allows users to watch footage from video cameras connected to the USB ports and to play back movies.

The Kontron Group is the world's leading embedded computer solutions company and has been developing first-class in-vehicle PC systems for over 7 years.

**Reader Contact:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49 (8165)77-0
Fax: +49 (8165)77-219

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CP303-V: Kontron's First CPU Board from the N...




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... always a Jump ahead!



**May 12, 2004**

*Fanless High-end Embedded Computing at an Attractive Price*



**Eching, May 12, 2004: Kontron Modular Computers has launched the CP303-V (Value Line) CompactPCI CPU board that is based on cost-effective Ultra Low Voltage / Low Voltage (ULV/LV) Celeron® processors. The new board supplements Kontron's more complex CP303 module hosting Intel® Pentium® III M processors. With a scalable performance from 400 MHz to 1 GHz the CP303-V offers an attractive alternative to higher performance Pentium III M based boards, thus extending the CP303 product family to include lower-end markets. The cache has been halved to 256 kByte, which is more than adequate for many embedded applications. The CP303-V contains one less Ethernet interface, however both the front and rear panels have an Ethernet interface as before for network communications. Although the remaining feature set is almost identical to that of the CP303 including the level of graphics support, the CP303-V is substantially more attractive to cost-sensitive applications since its price is roughly a third less. Despite a minimum width of 4HP, the low voltage technology enables the CP303-V to get by with only a passive heatsink. The ultra-low voltage variant consumes a maximum of 10 Watts at 400 MHz, thus allowing an entire system be operated without any active cooling. Processors are soldered directly to the board and a maximum of 512 MByte of memory is accommodated via a 144-pin SODIMM socket. Versatile connectivity is maintained by including an optional CompactFlash Type II card and rear I/O transition modules for rear cabling.**

Areas of usage of the CP303-V include industrial applications such as production activity control, machine and equipment construction as well as communication computers in passenger information systems. The CP303-V is recommended for inclusion in the CP-Pocket outfit - Kontron's price optimized housing for CompactPCI systems - since it offers an alternative to compact DIN rail computers whose market segment is very price competitive. Furthermore, the front side exchangeable boards in a CompactPCI system are greatly appreciated by system integrators and service personnel and the system solution offers greater sophistication and flexibility at comparable prices.

The new CP303-V is entirely software compatible to the CP303. Should an application require greater processing performance in future, the common 4HP design allows easy upgrading to the Pentium M based CP303 and CP306 boards. The CP303-V CompactPCI CPU board will be available beginning May 2004.

**Leserkontakt für diese Pressemitteilung:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

CP303-V: Kontron's First CPU Board from the N...

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kontron
... always a Jump ahead!

May 12, 2004

*Fanless High-end Embedded Computing at an Attractive Price*



**Eching, May 12, 2004: Kontron Modular Computers has launched the CP303-V (Value Line) CompactPCI CPU board that is based on cost-effective Ultra Low Voltage / Low Voltage (ULV/LV) Celeron® processors. The new board supplements Kontron's more complex CP303 module hosting Intel® Pentium® III M processors. With a scalable performance from 400 MHz to 1 GHz the CP303-V offers an attractive alternative to higher performance Pentium III M based boards, thus extending the CP303 product family to include lower-end markets. The cache has been halved to 256 kByte, which is more than adequate for many embedded applications. The CP303-V contains one less Ethernet interface, however both the front and rear panels have an Ethernet interface as before for network communications. Although the remaining feature set is almost identical to that of the CP303 including the level of graphics support, the CP303-V is substantially more attractive to cost-sensitive applications since its price is roughly a third less. Despite a minimum width of 4HP, the low voltage technology enables the CP303-V to get by with only a passive heatsink. The ultra-low voltage variant consumes a maximum of 10 Watts at 400 MHz, thus allowing an entire system be operated without any active cooling. Processors are soldered directly to the board and a maximum of 512 MByte of memory is accommodated via a 144-pin SODIMM socket. Versatile connectivity is maintained by including an optional CompactFlash Type II card and rear I/O transition modules for rear cabling.**

Areas of usage of the CP303-V include industrial applications such as production activity control, machine and equipment construction as well as communication computers in passenger information systems. The CP303-V is recommended for inclusion in the CP-Pocket outfit - Kontron's price optimized housing for CompactPCI systems - since it offers an alternative to compact DIN rail computers whose market segment is very price competitive. Furthermore, the front side exchangeable boards in a CompactPCI system are greatly appreciated by system integrators and service personnel and the system solution offers greater sophistication and flexibility at comparable prices.

The new CP303-V is entirely software compatible to the CP303. Should an application require greater processing performance in future, the common 4HP design allows easy upgrading to the Pentium M based CP303 and CP306 boards. The CP303-V CompactPCI CPU board will be available beginning May 2004.

**Leserkontakt für diese Pressemitteilung:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

MOPSlcdTM: The First PC/104plus Board with Tr...

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**May 10, 2004**

*800 MHz Performance for Only Three Watts of Power*



**Eching, May 10, 2004: Kontron's new PC/104plus board MOPSlcdTM provides significantly more performance per Watt thanks to the initial implementation of the Transmeta™ Crusoe™ TM5500 processor. The total power consumption of the 800 MHz CPU board is typically only three Watts, making it ideal for applications that require low power consumption, low heat generation, high values of EMC and a fanless design. Since the processor's temperature is limited to 50°C, simple heat regulation is possible using only passive heat sinking. Parts of the processor that are not being used are automatically shut down and the operating frequency and core voltage are continuously adjusted to match the performance requirements of application workloads. This reduces the power consumption of the processor in deep sleep mode to a mere 20 mW, which greatly extends battery life in mobile applications. The processor's Code Morphing Software (CMS) optimizes frequently used code fragments and stores them in cache memory, thus substantially reducing their execution time. Transmeta's aggressive price strategy enables these features to be offered at an extremely competitive price.**

Technical Overview
The MOPSlcdTM PC/104plus CPU board features the latest PCI-to-ISA technology, enabling it to support both PCI and ISA expansion boards for PC/104(plus). Therefore, the board is configurable for use with any available PC/104 I/O board; modules from Kontron's Certified I/O Partner program are particularly recommended for this purpose. An onboard LynxEM+ graphics controller features a 2 MByte video RAM for LCD and CRT support. The remaining feature set of PC/104plus modules is identical and 100 percent compatible to all Kontron MOPS CPU boards. Onboard interfaces include Fast-Ethernet, two USB, two serial, keyboard and LPT, which is more than adequate for connecting all common peripherals to the system. A maximum of 1 GByte DDR-SODIMM memory is either plugged-in or optionally soldered in place and proves to be inexpensive, future-safe and ample for most applications. Other features include an IDE hard drive, a floppy disk controller and a JIPA panel interface for connecting STN, DSTN and TFT panels. JIPA automatically detects the type of display connected and then sets video parameters accordingly, which greatly simplifies the task of connecting diverse displays. A chipDISK can be screwed to the board to provide a robust form of permanent storage. This makes the MOPSlcdTM ideal for use in most adverse environmental conditions that include significant levels of shock and vibration.

Software Support
Since the new MOPSlcdTM board is particularly suited to applications with web support, Kontron's initial software offering comes in the form of board support packages for VxWorks, Linux, Windows CE.net and Windows NT Embedded. Further software support is available from Kontron on demand. All variants of these packages support LanBoot, DarkBoot, watchdog timers and real-time clocks.

**Reader Contact:**
Kontron AG
Brunnwiesenstr. 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49 (991)37024-0
Fax: +49 (991)37024-102

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KISS: Kontron's New Multifunctional IPC Serve...

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**May 7, 2004**

*The Low Noise Universal Server Solution*



**Eching, May 7, 2004: Kontron is proud to announce Kontron the Industrial Silent Server (KISS), an umbrella term for its new IPC servers. KISS represents a multitude of dedicated industrial computers, which due to their modular construction are available as fully customizable units or as off-the-shelf standard systems. The KISS system has been designed with flexibility in mind and can accommodate PICMG 1.0, PICMG 1.2, ATX and Dual Xeon/64-bit based motherboards, all in a chassis that can be used as a tower, desktop or 19" rack mounted cabinet. The main attraction of KISS servers is their extremely low noise level, which is inaudible against normal conversation. KISS IPC servers are thus ideal for most noise-sensitive environments such as hospital operating theaters and computer server rooms. The performance and maximum configuration of KISS servers are based on Kontron's extensive range of CPU boards and backplanes, which allows them to be adapted to meet a very wide range of requirements. KISS servers based on the new PICMG 1.2 standard enable exciting applications to be realized since they allow both the PCI 32 Bit/ 33 MHz and PCI-X 66 Bit/133 MHz internal busses to operate in parallel and independently of each other.**

The front flap on all systems is lockable and provides protection according to the IP20 rating. The flap conceals three 5.25-inch and two 3.5-inch shockproof bays for (removable) hard drives as well as a Slimbay, which are all accessible from the front panel. Therefore, RAID applications with up to four integrated hot swappable hard drives are easily realized. A further 3.5-inch bay is available internally. The integrated fans are hot swappable.

Depending on the board configuration, the internal power supply is either a 300 W AC (ATX) or a 350 W AC/DC (PICMG) type and the speed of the power supply cooling fan is controllable.

KISS systems have been designed for continuous operation and they are to be available for at least the next five years. In addition to being CE certified, they are also suitable for integration in systems that require UL certification. The specified shock resistance is 15 g for 11 ms measured along six axes and the MTBF is 50,000 hours.

**Reader Contact:**
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49 (8165)77-0
Fax: +49 (8165)77-219

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Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München


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... always a Jump ahead!

# Kontron sells Canadian Memotec

## May 6, 2004

US$ 2.6 Million in sales revenues and a US$ 2.5 Million supply contract strengthen the cash flow and the result. The separation from the end-customer oriented telecommunication business strengthens the strategic focus towards OEM clients.

Munich, St. Laurent, Quebec on 6-MAY-2004. Kontron AG divested the Canadian Kontron subsidiary Memotec Communication Inc. (St. Laurent, Quebec) for US$ 2.6 Million to the NASDAQ listed Comtech Telecommunication Corporation Corp. Consequently, separating from the end-client oriented telecommunication activity allows the worldwide leading supplier of embedded computer systems to strategically focus on OEM clients. Further, the management announced that at the same time a contract with the buyer Comtec was closed for the sale of computer components and products in the amount of US$ 2.5 Million with the option for more deliveries. Kontron CEO Hannes Niederhauser: "With the sale of the end-client oriented business of Memotec, we are able to strategically focus on the OEM client and rectify the sales and distribution structure". Looking at the business volume, Kontron does not see any impact because of the sale of Memotec. Through the sale, Kontron assumes an operating profit of € 0.3 Million and a positive impact on cash flow in the amount of € 3 Million.

KONTRON LAUNCHES PCI-953 SINGLE BOARD COMPUTE...

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**May 5, 2004**

*SBC Featuring Intel® Pentium® 4 Processor with HT Technology Supports Broad Range of Applications*



**Eching, May 5, 2004: Kontron, a leading embedded computer technology company, today launched its newest PICMG 1.0 single board computer -- the PCI-953.**

The PCI-953 is a generic processing engine board designed to support a broad range of applications requiring ISA bus support with high-performance processing, such as those found in automation, communications, medical and military environments. Combining high value, fast time-to-market and long life support, the PCI-953 offers a host of design and integration possibilities for developers. It is especially suited for applications requiring high memory bandwidth combined with CPU intensive tasks such as image processing, VoIP, and HLR/SCP.

The PCI-953 includes a rich set of standard features including the latest generation Intel® Pentium® 4 processor at up to 3.2GHz 800MHz FSB, dual channel memory DDR, 2-channel serial ATA, an onboard ATI MOBILITY RADEON 7500dual-screen video controller, dual gigabit Ethernet and 64-bit at 66MHz bus support. Additional onboard features include a Mini-PCI card interface, one EIDE hard disk interface, Compact Flash module support, four USB 2.0 ports, two serial ports, floppy disk controller, and board monitoring controller. The PCI-953 supports various operating systems including Windows 2000, Windows XP and Linux.

Contact your local Kontron Sales Engineer for OEM pricing.
For further information on the PCI-953, please visit: PCI-953 Product page

**Reader Contact:**
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-279

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Oskar-von-Miller-Straße 1 . 85386 Eching/München

Kontron Selects STMicroelectronics STPC Famil...

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**May 3, 2004**

*Microprocessor or Module - an Interesting Choice*

**Kontron will announce an extension of its cooperation with STMicroelectronics to address the growing Computer On Module (COM).**

**Eching, Mai 3, 2004 - The decision to use a particular processor in an embedded design speeds up by evaluating with new-of the shelf COMs based on that processor. To give customers a wider choice of solutions, STMicroelectronics is keen to work with Kontron , the worldwide market leader in embedded computer technology, to offer its STPC family of processors on COMs developed and produced by Kontron - As an extensive provider of embedded computer modules, boards, systems and system solutions, Kontron is keen for its products to host allprocessors that are relevant to the embedded market. The STPC family processors from STMicroelectronics have been selected by Kontron. STPC ELITE are ideal for low-cost high-volume embedded applications.**



The inclusion of STPC Elite processors into the development roadmaps of DIMM-PC and ETX Computer On Modules allows Kontron to offer the advantages of modular technology in areas such as building security, low-end numerical control, SOHO appliances, GPS/GPRS solutions, set top boxes and in low power test and measuring equipment. Engineers wishing to make use of STPC Elite processors are now no longer limited to developing their own complex designs from scratch. Instead they can use the same processor on a "plug & Play" module and, thus, save time by focusing focus on implementing the application-specific features of their designs on a baseboard. The latest processor to be hosted on Kontron¿s COMs is the 133 MHz STPC Elite, which is also used in two of Kontron's PC/104 MOPS CPU boards.

Denis Chateau, Product Marketing Manager at STMicroelectronics' Microcontroller Division / CMG remarked: "We're delighted that Kontron has chosen to use our STPC product line in their modules. Kontron will extend the use of these products into application areas that are not directly accessible by ST, potentially leading to a significant growth in sales of these products. Typical volumes for the use of Computer On Modules are up to 50,000 units per year. Beyond these volumes, economy of scale may favor a more direct design, using the semiconductor components without a module concept."

Matthias Huber, product manager for embedded modules at Kontron added: "STPC Elite processors demonstrate an excellent combination of compact size, optimal power consumption, good performance and an availability of five years or more. This is of particular interest to space-critical modules such as our ETX and DIMM-PC. As well as being deployed in classical x86 applications, STPC Elite processors are becoming increasingly popular as a substitute for proprietary embedded intelligence in low-end embedded computer products, since standard PC features are embedded into the processor. These features include Ethernet and embedded web services."

An Evaluation Kit is Born...
... Kontron and STMicroelectronics' evaluation kit includes a 133 MHz STPC Elite processor, an ETX board with baseboard, a power supply and everything a developer could possibly wish for: A ready to use compiled version of Windows CE.net .....
... complete text

**Reader Contact:**
Kontron AG
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-219

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KONTRON MOBILE COMPUTING ANNOUNCES FOURTH Q...

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**April 5, 2004**

*Reports Third Consecutive Profitable Fiscal Year*

EDEN PRAIRIE, Minn. -- (Mar. 29, 2004) -- Kontron Mobile Computing, Inc. (OTC BB: KMBC), today announced results for fourth quarter and fiscal year 2003 -- the company's third consecutive profitable fiscal year.

For fourth quarter 2003, the company reported operating income of $541,492, compared to operating income of $949,798 for fourth quarter 2002. Net income for fourth quarter 2003 was $369,708, or $0.02 per share, on revenue of $3.8 million, compared to net income of $733,709, or $0.05 per share, on revenue of $4.4 million for fourth quarter 2002.

For the fiscal year ending December 31, 2003, the company reported operating income of $848,824, compared to operating income of $1,009,718 for fiscal year 2002. Net income for fiscal year 2003 was $177,246, or $0.01 per share, on revenue of $12.0 million, compared to net income of $148,722 or $0.01 per share, on revenue of $12.2 million for fiscal year 2002.

"We are pleased to announce the third consecutive year of profits within a market climate that continues to be challenging for companies in our sector," said Thomas Sparrvik, CEO. "During 2003, we continued to widen our presence in our key markets, particularly the military customer base. We also sustained focus on cost reduction while maintaining steady R&D spending for development projects that we believe will position us for future growth."

About Kontron Mobile Computing, Inc.

A Minnesota corporation, Kontron Mobile Computing, Inc., has designed, manufactured and marketed rugged computers for a variety of industries and applications worldwide since 1992. It also provides product customization, integration and support services. The company is headquartered in Eden Prairie, Minn., with sales, service and manufacturing locations worldwide. It is traded on the U.S. Over the Counter Bulletin Board under the ticker symbol KMBC.

Kontron Mobile Computing is the mobile computing affiliate of Kontron AG, Munich, Germany. For more information, visit Kontron Mobile Computing online at www.kontronmobile.com, or phone the company toll-free at 1-888-343-5396.

Forward-looking statements in this news release, if any, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by the statements, including the impact of changing economic or business conditions, the impact of competition, the availability of financing, the success of products in the marketplace, other risk factors inherent in the computer industry and other factors discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.
###

http://www.kontronmobile.com/

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KONTRON INTRODUCES ETX-e.lite CPU MODULE ...

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**March 30, 2004**

*Newest "Computer-On-Module" Extends Capabilities of ETX Line with STPC Elite Microprocessor for Embedded Computing*

**SAN FRANCISCO - March 30, 2004** - Kontron, a leading embedded computer technology company, today introduced the ETX-e.lite CPU module - a new addition to the growing family of Computer-On-Module (COM) products from the inventor of the ETX standard.

Built around the STMicroelectronics STPC Elite processor and integrated chipset, the ETX-e.lite offers a full range of features including USB, Ethernet, and Sound (optional). With the processor preconfigured to run at 100MHz for best efficiency, and the necessity for active cooling eliminated, the ETX-e.lite represents a truly low-power solution requiring only 4 watts of power. The ETX-e.lite operates at temperatures ranging from 0°C to 60°C without a heatspreader, with extended temperature versions available upon request.

The ETX-e.lite features on-board memory up to 64MB DRAM, making it a highly rugged solution that meets the needs of many of today's most demanding applications, such as small ticketing machines, interface nodes, and other headless (no monitor) systems.

Sample ETX-e.lite modules will be available in Q2 2004. Kontron anticipates offering entry-level ETX-e.lite production units (16MB version, USB, Ethernet, no sound) priced starting at approximately $99 (actual pricing may vary).

In addition to the new ETX-e.lite, Kontron's ETX product line includes openly exchangeable modules based on the Intel® Pentium® M processor, the Mobile Intel Pentium III Processor - M, VIA C3, VIA Eden, and National Geode processors.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC." Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

Kontron Contacts:
Technical Information
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Kontron Embedded Modules (EMEA)
Matthias Huber
Product Manager
Phone: +49(991)37024-647
matthias.huber@kontron.com

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# KONTRON ANNOUNCES X-BOARD: MINI-COM WITH...




kontron
... always a Jump ahead!

**March 30, 2004**

*Computer-On-Module with PDA Feature Set Plus PCI-and LPC-Bus*

**SAN FRANCISCO - March 30, 2004 -** Kontron, a leading embedded computer technology company, today announced the X-board industrial computer module -- bringing ARM-compatible Intel XScale technology to the X-board Mini-COM form factor for the first time.

To date, the integrated Intel® XScale PXA255 processor has been used primarily to support Personal Digital Assistants (PDAs). The introduction of the Kontron X-board, however, broadens the uses of XScale technology to include a diverse array of embedded computing applications -- from telecommunications to test and measurement and more. Now available in 200 MHz and 400 MHz versions for fanless embedded designs, the central computer intelligence in these systems is implemented as a purchased, off-the-shelf component, reducing development costs and shortening time-to-market. Compared to traditional x86 processors, XScale technology-based systems provide high performance with an ultra low-power design. With a power consumption of only 1.5 W, the Kontron X-board has exceptionally low power dissipation, enabling long battery operating life in mobile applications.

The module's interfaces are implemented via a SODIMM connector and include 3 x USB, 1 x LAN, 2 x serial UART, and 1 x IDE as well as AC97-sound and LCD support for resolution of up to 800x600 pixels. One serial interface is Bluetooth compatible. The board also implements the PCI- and LPC-bus. USB is available as a host as well as a device, and a companion chip provides the PCI- and USB-host functionality. Memory options include 16 to 64 MByte of DRAM and 8 to 32 MByte of Flash. A watchdog timer, real-time clock, and JTAG also are onboard.

Kontron's X-board module will be available beginning Q2 2004, with small-quantity pricing expected to be approximately $250 per unit. Kontron X-board board support packages for Windows CE.NET currently are available. A Linux package is planned for release in the near future. For further information about pricing and availability, please contact a Kontron Sales Engineer at 800-523-2320.

**About X-board(TM), the New Embedded Form Factor for Next Generation Mini Modules:**
X-board modules, with credit card-like dimensions (67 X 49 mm), are fully PCI- and LPC- compatible. They feature essential interfaces such as USB, LAN and serial as well as outputs for sound and LCDs. Kontron's X-board concept leaves behind older legacy interfaces such as PS/2, floppy, parallel, and the ISA-bus behind, making way for the use of ARM- and MIPS- processor architectures as well as traditional x86 types. This leads to an expansion of the application fields for the new Computer-On-Module (COM) standard. Closing the gap between the DIMM-PC and ETX, the new X-board concept is ideal for OEMs that require a performance greater than that provided by the DIMM-PC but fewer features than those offered by the ETX standard. For additional information about the X-board standard, contact Kontron.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC." Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

KONTRON CONTACTS:
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON DEMONSTRATES SA FORUM'S HARDWARE PLAT...

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**February 23, 2004**

*Provides Application-Ready Platform with Easier Integration of Hardware and Middleware Building Blocks*



**Cannes, February 23rd, 2004 - Kontron, a leading embedded computer technology company and member of the Intel® Communications Alliance, today announced that it is demonstrating a Hardware Platform Interface (HPI) implementation featuring Kontron's XL-VHDS CompactPCI Platform at the 3GSM/2004 Conference, which opens today in Cannes, France. The Kontron demo will be in display at the Intel Developers and Solutions Community (Hall 1, stand B11).**
**Developed by the Service Availability™ Forum, a standards group of which Kontron is a member company, the HPI provides an industry standard interface to monitor and control highly available (HA) telecommunications system platforms. For this HPI demonstration, Kontron has partnered with GoAhead® Software, a provider of integrated, platform-independent middleware for HA systems. The implementation includes an HA chassis and HA middleware, both of which are HPI 1.0 compliant. Kontron and GoAhead validated the HPI implementation and are now demonstrating its open standards validity and functionality. The XL-VHDS platform includes CompactPCI processing boards based on the Intel® Pentium® M processor at 1.6 GHz (Kontron's CP6011 and CP6000), two Intel® Xeon® Low Voltage processors at 2.4 GHz (Kontron's CP6010) and two Intel® Pentium® III processors at 1.26 GHz (Kontron's DT64). The Platform Management Module (Kontron's XL-PMM) running the management software is based on the Intel® Pentium® III processor.**

"Telecommunications customers require consistently higher levels of service availability, and the development of technologies to meet these needs can tax the internal resources of even large telecommunications companies," said Ulrich Gehrmann, CEO of Kontron EMEA. "As they look to outsource the supply and the integration of these critical hardware, firmware and software building blocks, we at Kontron are pleased to put our experience and technical expertise to work on their behalf."

"Modular communications platforms based on the Intel® Pentium® M and Xeon® processors combined with SA Forum's HPI fulfill the high availability and reliability requirements service providers demand" said Ton Steenman, general manager, Embedded Intel Architecture Division. "Kontron's platform expertise combined with GoAhead software and Intel building blocks highlights the time-to-market advantage enabled through modular, standards-based building blocks."

"Kontron's implementation of the SA Forum HPI spec demonstrates the benefits of using open industry standards," said Manfred Reitenspiess, president of the SA Forum. "The widespread adoption of SA Forum standards such as the HPI will help telecommunications companies to consistently deliver high-quality services to their customers."

Kontron expects to implement the SAF-HPI specification in their upcoming line of AdvancedTCA products due for release by the end of 2004.

For more information about the Service Availability Forum and the HPI standard, visit www.saforum.org.

**Reader Contact for this press release:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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**February 18, 2004**

*Kontron's New Module Initiative*

Nürnberg, Germany, February 17, 2004 - At a the Embedded World Expo, Kontron announces expanding industry interest in ETXexpress.

**Cooperation on ETXexpress**

Kontron introduced the ETXexpress standard to the market with Intel in November 2003. It was the clear goal from the beginning to have more than one company define the standard in order to achieve world-class standard.

Kontron has been working with industry leading companies and is pleased to announce that RadiSys Corporation, a leader in the embedded solutions, is reviewing the ETX-Express specification with intent of working on further definition of the specification.

Kontron will continue to drive and build the specification with revision 1.0 expected to release to the public by late Q1/2004.



"To have another industry leader working on ETXexpress will allow for a well-balanced definition, since both companies have different views of the market needs" says Matthias Huber, Product Manager for ETXexpress. "This will ensure a new standard that will serve the industrial and embedded market needs very well to smooth the path for the new technologies to come" adds Mr. Huber.

The first public description on ETXexpress is available on www.etx-express.com for download.

**The Specification at a Glance**

ETXexpress will support 8 PCI Express x1 Lanes and PCI Express cards as well as established hardware solutions based on current busses such as 32-bit PCI and ISA bus (via a LPC).

A 10/100/1000 Mega Bit Ethernet port provides fast connectivity to LAN/WAN and 6x USB 2.0 provide fast and sufficient interfaces for external drives/flash, keyboard, mice and other peripherals. ETXexpress modules also will provide the following interfaces that are always located in the same physical position on each board, thus guaranteeing scalability between modules: serial ATA, parallel ATA, LVDS Multi Media ports as well as an ACPI (Advanced Configuration and Power Interface) for optimized power management.

The new standard is planned to be initially offered in a 85 mm x 125 mm form factor. Signals are brought out via high pin count SMT connectors that permit data transmission rates of up to 5 GHz. Six mounting holes on the board provide resistance to shock and vibration. The thermal coupling system incorporates a standardized heat spreader, as is the case with ETX.

**Reader Contact for this Press Release:**
Kontron Embedded Modules GmbH
Brunnwiesenstraße 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49(991)37024-100
Fax: +49(991)37024-102

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KONTRON LAUNCHES PCI-953 SINGLE BOARD COMPUTE...

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**February 17, 2004**

*SBC Featuring Intel® Pentium® 4 Processor with HT Technology Supports Broad Range of Applications*

**SAN FRANCISCO - February 17, 2004 -- Kontron, a leading embedded computer technology company, today launched its newest PICMG 1.0 single board computer -- the PCI-953.**

The PCI-953 is a generic processing engine board designed to support a broad range of applications requiring ISA bus support with high-performance processing, such as those found in automation, communications, medical and military environments. Combining high value, fast time-to-market and long life support, the PCI-953 offers a host of design and integration possibilities for developers. It is especially suited for applications requiring high memory bandwidth combined with CPU intensive tasks such as image processing, VoIP, and HLR/SCP.

The PCI-953 includes a rich set of standard features including the latest generation Intel® Pentium® 4 processor at up to 3.2GHz 800MHz FSB, dual channel memory DDR, 2-channel serial ATA, an onboard ATI MOBILITY RADEON 7500dual-screen video controller, dual gigabit Ethernet and 64-bit at 66MHz bus support. Additional onboard features include a Mini-PCI card interface, one EIDE hard disk interface, Compact Flash module support, four USB 2.0 ports, two serial ports, floppy disk controller, and board monitoring controller. The PCI-953 supports various operating systems including Windows 2000, Windows XP and Linux.

The PCI-953 is available via an early access program, with full production expected to begin in March 2004. Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.
For further information on the PCI-953, please visit: PCI-953 Product page.

About Kontron: A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol 'KBC' Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**
**Media Relations**
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@us.kontron.com.

**Technical Information**
**North America**
Shirley Chen
Product Marketing Manager
Phone: 858-623-3075
shirley.chen@kontron.com

**EMEA**
Claus Giebert
Product Manager
Phone: +49(8165)77-349
claus.giebert@kontron.com

Intel and Pentium are trademarks or registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries.

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Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

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**February 17, 2004**

*Kontron's Full-size SBC PCI-951 Now Supports Solaris 8*


SOLARIS

**Eching, 17 February 2004: Kontron's PCI-951 full-size single board computer now supports the Sun Solaris 8 operating system. The application range of the board, which hosts up to a 3.06 GHz Intel® Pentium® 4 socket 478 processor, is therefore extended to include the area of network computing. The X11 client/server visualization (also known as "X" or "X Window System") is implemented using the XFREE86 open source graphics subsystem. Communication between an X-Server and X-Client takes place both locally and over TCP/IP networks, so that distributed applications are manageable from a single computer. This allows the PCI-951 to be used in the complex computer clusters commonly found in industries such as telecommunications, data communications and medical technology as well as in real time applications. Board support packages for MS-DOS, Windows 98, 2000, ME, XP, NT 4.0 and Linux are also available.**

With the processing power of the Pentium 4 (or Pentium Celeron), the Intel 845G Chipset and up to 2 GByte of DDR-SDRAM, the PCI-951 is tailored for resource-intensive applications. The dual 10/100 Base-T Ethernet interface makes the board ideal for use in Ethernet based local control networks (e.g. in the factory automation area) as well as in standard computer networks (e.g. in server farms). If faster data throughput is required, the dual Ethernet interface is configurable to 10/100/1000 Base-T by means of a software setting. Further communication options include FireWire, WLAN, Bluetooth and analog modems. The optional serial ATA interface enables the full bandwidth of the board's storage media to be made available to each device attached. Local peripherals are easily connected via the four USB 2.0 interfaces.

The PCI-951 includes interfaces for CompactFlash, floppy disk drive and standard hard drives, 2x COM (1x RS232/RS485/RS422), 1x LPT, audio support and PS/2 for mouse and keyboard. Further connectivity is possible via the miniPCI interface.

The full-size PICMG 1.0 PCI-951 is available now.

**Reader Contact for this Press Release:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-279

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*speed*MOPS: Kontron's New CPU Board For...

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**February 17, 2004**

*The Winds of Change Touch PC/104*



**Deggendorf, 17 February 2004: Kontron will reveal a new CPU board form factor known as *speed*MOPS for PC/104 expansion boards at the Embedded World 2004 trade show in Nuremburg, Germany. The company has been rated as the worldwide undisputed market leader in PC/104 CPU boards by the market research institute VDC for several years. The processor is pragmatically located outside of the "sandwich" footprint that is formed when two or more PC/104 boards are attached, thus facilitating optimal cooling of high-performance CPU boards. The new form factor supports all current and forthcoming PC/104 I/O expansion modules. Since *speed*MOPS CPU boards fit into traditional 3.5-inch housings, the cost of enclosures is kept to a minimum. *speed*MOPS CPU boards provide OEMs and end users with an effectively cooled high-performance (greater than Intel® Pentium® III) solution for attachment to PC/104 expansion modules. The boards also guarantee the long-term validity of the PC/104 I/O specification, which includes the ISA bus. Kontron is also pleading for the PC/104 specification to be extended for CPU boards, since *speed*MOPS has a slightly larger form factor that benefits only high-performance PC/104 designs. Kontron has already come up with a name for the extended specification speed PC/104.**

The world's first *speed*MOPS CPU boards intended for use with PC/104 expansion modules will be displayed as reference designs at the Embedded World 2004 trade show. The *speed*MOPSlcdPM features a 1.1/1.6 GHz Intel Pentium M processor and the 855GM chipset while the *speed*MOPSlcdCE uses a 400/733/1000 MHz ultra low voltage processor from the Intel Celeron® family (Tualatin core) and the 815 chipset. Thanks to Intel's progressive price strategy, the latter design is within the VIA Eden price category. Thanks to the implemented ICH4 Southbridge, the *speed*MOPSlcdCE includes USB 2.0. This Celeron processor feature set, exclusive to Kontron, is one of the products of the close co-operation between Kontron and Intel. Samples of both *speed*MOPS variants will be available shortly. Series production is planned for Q3 2004.

**Background Information on Contending Concepts**
Since current processors, such as the Intel Pentium M processor (which is part of Intel® Centrino® mobile technology), exceed the limits of the PC/104 specification, several pseudo PC/104 designs have emerged that are based on the Pentium M. These boards do not strictly adhere to PC/104 design regulations. They have either excluded the ISA bus or violated the specified physical form factor. The specification infringements consist of either increasing the size of the PCB using terrace-like extensions or using mechanically oversized cooling solutions. The consequence is that developers can either eliminate the use of ISA bus based expansion boards, which would remove PC/104 from its established area of application, or renounce the use of cost-effective standard PC/104 housings. In both cases the processor remains within the PC/104 sandwich, which limits cooling options. Furthermore, future modification of these concepts will be unavoidable, since the use of new processors will require further compromises, which will result in more deviation from PC/104 and eventually render the standard obsolete. Deviations from the PC/104 standard are publicized as little as possible. Kontron would prefer this collusive modification of standards to end. The company intends to use *speed*MOPS CPU boards to once more bring the PC/104 standard onto a straight and clearly predicable path.

**Unique Selling Points of *speed*(MOPS) PC/104 CPU Boards**
Cards based on PICMG, ePCI, PCI-X, ISA and PISA in either the 3.5-inch or 5.25-inch formats do not include a PC/104 ISA extension socket when fitted with new high-performance processors, which means they are no longer compatible with the numerous PC/104 ISA extension boards currently available. In comparison, *speed*MOPS boards offer high-performance processing with PC/104 ISA expansion. A further advantage is that all cables used with MOPS PC/104 boards are fully compatible with *speed*MOPS modules and complete cable reuse is possible. Thus, *speed*MOPS is the new more powerful version of Kontron's MOPS PC/104 product family.

The (*speed*)MOPS PC/104 Product Family
With 18 CPU boards currently available, the MOPS PC/104 product family is the world's largest, demand oriented, scalable product line in the embedded PC/104 world. It includes processors ranging from 386 right up to the mobile Intel Pentium III. (*speed*)MOPS PC/104 is the "proven PC platform for Instant Solutions": All (*speed*)MOPS modules are characterized by having a common pinout for keyboard, COM1 and COM2 as well as 44-pin IDE, LPT, and the 1st LAN. These standard features simplify upgrading within the Kontron (*speed*)MOPS PC/104 product family. Connecting displays to the boards is straightforward due to the JILI or JIPA interface, which automatically recognizes the attached display and then sets video parameters accordingly. All (*speed*)MOPS PC/104 boards are thus Plug&Work compatible, which considerably reduces the time to market.

**Reader Contact for this Press Release:**
Kontron Embedded Modules GmbH
Brunnwiesenstraße 16
94469 Deggendorf, Germany
sales@kontron.com
Tel: +49(991)37024-100

Fax: +49(991)37024-102

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Oskar-von-Miller-Straße 1 . 85386 Eching/München

Big Visualization on Space-saving Solutions...

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**February 17, 2004**

*Kontron Presents Slim KVM Rack Mount Visual Systems with 17-inch Displays*



**Eching, 17 February 2004: Kontron AG proudly presents two new slim Keyboard Video Mouse (KVM) drawers for use as server user-consoles. The RPD-1171 and RPD-1178 are high-end 1U rack mount systems with 17-inch TFT LCD screens. Both are space-effective solutions that offer maximum user efficiency. The consoles are designed for use in cramped environments such as those found in flight control towers, server farms and factory automation sites; the RPD-1178 includes KVM switch functionality.**

Both KVM consoles feature large, hinged TFT LCD displays and an industrial grade structure that provides a very reliable environment for network administrators. No software is required for setting up user interfaces.

The RPD-1178 features KVM switch functionality and it is able to access up to eight servers. Cascading allows a single system administrator to control up to 512 systems. Thus, the RPD-1178 is the ideal solution for managing a large number of servers with only one KVM console. The RPD-1171 hosts both the Digital Visual Interface (DVI) and D-Sub analog interface, enabling it to accept both digital and analog inputs.

The remaining features of both consoles are identical and their design is ultra slim to conserve space within their host racks. The 17-inch TFT LCD displays provide server visualization at a resolution of 1280x1024 (SXGA) and have an anti-reflective coating, to enable clear viewing at all times. The flat keyboard hosts an additional number block and 88 keys. The RPD-1178 features a high quality integrated front panel switch, hotkeys and an easy to use on screen display for configuring the screen and the KVM switch.

**Reader Contact for this Press Release:**
Kontron Embedded Computers GmbH
Oskar-von-Miller-Str. 1
85386 Eching, Germany
sales@kontron.com
Tel: +49(8165)77-0
Fax: +49(8165)77-279

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Kontron Unveils Two New CompactPCI 6U Boards ...

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**February 17, 2004**

*High Performance, Low Power and Way Out in Front*

**Kaufbeuren, 17 February 2004: Kontron, a leading embedded computer technology company, today unveiled two new cPCI 6U boards based on the Intel® Pentium® M processor - the CP6000 and the CP6011. Both boards combine high performance with low power. The CP6011 is uncompromisingly geared towards providing high-performance for high bandwidth applications while the CP6000 is cost/performance optimized with a price 300 Euro less than the CP6011.**

The Pentium M processor on both boards is passively cooled and is available in either the 1.1 GHz or 1.6 GHz version. Performance of a 1.6 GHz Pentium M processor matches that of a conventional Intel Pentium 4 processor clocked at 2.4 to 2.7 GHz. Regarding power consumption, a Pentium M processor generates only half the heat of a Mobile Intel Pentium 4 Processor-M while providing the same level of performance. The reduced heat emission means less cooling is required in the system, which further serves to reduce the cost and complexity of system integration.
Further features shared by the CP6000 and CP6011 are the identical CompactPCI rear I/O pinout as well as the Intelligent Platform Management Interface (IPMI) firmware that supports the PICMG 2.9 specification.

**More About the CP6000**
The CP6000 combines the low power/performance features of the Intel Pentium M processor with the 855GME chipset. With up to 4 Gigabit Ethernet ports (2x ports at the front and 2x for full PICMG 2.16 support via the rear J3 connector) the CP6000 is tailored to support cost-effective, performance-oriented data and telecommunications applications, media gateways, networking and switching applications, avionics and industrial automation systems and more.

Highly integrated and compact, the CP6000 features a single PCI-X PMC site, on board 2.5-inch hard disk (optional) and compact flash site, which can all be used simultaneously in a single slot. This is made possible by the Intel 6300ESB I/O controller hub (Hance Rapids), which includes USB 2.0 for 40X faster data transfer rate compared to USB1.0, Serial ATA150 and onboard 64/66 PCI-X bus. Memory is fast and reliable (ECC) with up to 2GByte of PC333 DDR SDRAM via two 200-pin SODIMM sockets. As an option, the 1.1GHz version of the CP6000 can be ruggedized for use in the E2 extended temperature range (-40°C to +85°C).

With the 855GME chipset, the CP6000 provides high-resolution graphics and multimedia-quality video via the integrated graphic controller. The controller uses Intel¿s Extreme Graphics 2 Technology (2D/3D graphics accelerator) to provide a 2048 x 1536 x 8 Bit/60Hz pixel resolution. In addition to VGA, USB and COM interfaces, the front panel of the CP9000 hosts various user programmable LEDs, which can be used for debugging and diagnostics.

**The CP6011 in Detail**
The CP6011 combines the low power/performance features of the Pentium M processor with the high I/O bandwidth .........
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**Kontaktadresse für diese Pressemitteilung:**
Kontron Modular Computers GmbH
Sudetenstr. 7
DE-87600 Kaufbeuren
sales@kontron.com

sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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CP383: Kontron's New Digital I/O Card for 3U ...

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**January 28, 2004**

*Maximum I/O Sophistication for Extreme Environments at an Attractive Price*



**KAUFBEUREN, Germany, January 28, 2004 - Kontron's new CP383 module is an electrically isolated 16 channel digital in and 16 channel digital out board for 3U CompactPCI systems. The E2 version of the board can be operated in the extended temperature range of -40°C to + 85°C. The CP383 provides a sophisticated range of features: The module can be configured as required for all popular digital sensor and actuator voltages and it includes essential protection features. The CP383 can be supplied pre-configured as a Plug & Play module upon request. The optional pre-configuration involves application specific programming of the following: debouncing (reduction of the maximum impulse rate), input capture and compare and input event detection. The sophisticated APIs allow easy integration of the module with an application, since it is only necessary to access one node to be able to access all other nodes in the system. Kontron Modular Computers provides extensive software support for the CP383, which covers all popular operating systems, such as WindowsXP®, WindowsNT®, Windows2000®, VxWorks and Linux.**

The 16 input channels of the CP383 are designed for input voltages of low (¿3 to +5 V) and high (+11 to +30 V), where each channel is independently controlled. The maximum input current is 5 mA and the input resistance ranges from 1.5 to 6 kOhm for an input voltage of 30 V. The input protection (ESD) is up to 8 kV.

The 16 output channels each have an output voltage range of 9.5 to 35 V and can deliver a maximum output current of 500 mA per channel. The board features a switch-on/switch-off delay of 20µs. Low voltage protection (upper threshold: 9.5 V) and an overload protection of up to 1.2 A also are included.

The digital I/O card is equipped to satisfy the increased safety demands of industrial applications by including reverse polarity and over-heating protection, with shut-down at occurring at 150 °C. The protective insulation is up to 2 kV.

The CP383 is available beginning 2004 and is offered at a very favorable price.

**System Solutions from a Single Source**
The CP383 is an enhancement to Kontron's range of CompactPCI systems. The module demonstrates the ability of the market leader in embedded computer technology always to offer the most up-to-date and cost-optimized total solutions from a single source. In order to maintain this position, it is essential to offer the latest peripheral modules as well as the newest CPU modules. The software interface of the CP383 is compatible with all other CompactPCI I/O cards from Kontron. This allows easy user configuration of a system as required.

**Reader Contact for this Press Release:**
Kontron Modular Computers GmbH
Sudetenstr. 7
87600 Kaufbeuren, Germany
sales@kontron.com
Tel: +49(8341)803-0
Fax: +49(8341)803-499

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KONTRON ANNOUNCES CP6000 cPCI 6U BOARD FEATUR...

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**January 19, 2004**

*Features Cost and Performance Optimization, Low Power, PICMG 2.16*

**SAN DIEGO -- January 19, 2004** -- Kontron, a leading embedded computer technology company, today unveiled the CP6000 -- Kontron's second Intel Pentium M processor-based cPCI 6U board.

Combining the low power/performance features of the Pentium M processor with Intel®'s 855GME and 6300ESB I/O Controller Hub chipset, the CP6000 incorporates components commonly used in mobile applications. This results in lower levels of heat dissipation, which in turn leads to lower system requirements and lower integration costs.

The CP6000 supports the Pentium M processor at 1.1GHz LV, 1.6GHz (performance equal to a 2.4 GHz P4 at about half the power), and higher speeds as they become available. With up to 4 Gigabit Ethernet ports (2x ports at the front and 2x for full PICMG 2.16 support), the CP6000 is tailored to support cost-effective, performance-oriented data and telecommunications applications, media gateways, networking and switching applications, airborne and industrial automation systems and more.

Highly integrated and compact, the CP6000 features a single PCI-X PMC site, onboard 2.5-inch hard disk (optional) and compact flash - all usable at the same time in a single slot. The 6300ESB I/O Controller Hub provides advanced I/O technology including USB 2.0 (40X faster than USB 1.1), Serial ATA150 and onboard 64/66 PCI-X bus. ECC memory is fast and reliable with up to 2GB of PC333 DDR SDRAM via two 200-pin SODIMM sockets. Extended temperature range is an available option.

Intel's Extreme Graphics 2 technology provides high-resolution graphics and multimedia-quality video, with high performance 2D/3D graphic acceleration and resolution up to 2048 x 1536 x 8bit/60Hz pixel. Additionally the board features Kontron's proven IPMI firmware solution (PICMG2.9) and various user programmable LEDs on the front panel.

Recently, Kontron announced the CP6011 -- another cPCI 6U CPU with the Intel Pentium M processor, tailored for applications requiring highest performance, flexibility and density.

The CP6000 is available via an early access program with full production starting in Q2 of 2004. Contact your Kontron Sales Engineer at 1-800-523-2320 for OEM pricing.
For further information on the CP6000, please visit:
CP6000 Details

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Bruce Boyer
Vice President, Product Marketing Kontron America
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Canada
Jan-Philippe De Broeck
Product Manager
Phone: 450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

Richard Moore
Product Manager
Kontron America
Phone: 412-921-3322 x3707
Richard.moore@kontron.com

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**January 19, 2004**

*Provides Application-Ready Platform with Easier Integration of Hardware and Middleware Building Blocks*

**SAN DIEGO -- January 19, 2004 --** Kontron, a leading embedded computer technology company, today announced that it is demonstrating a Hardware Platform Interface (HPI) implementation featuring Kontron's XL-VHDS CompactPCI Platform at the Bus&Board/2004 Conference, which opens today in Long Beach, Calif.

Developed by the Service Availability Forum, a standards group of which Kontron is a member company, the HPI provides an industry standard interface to monitor and control highly available (HA) telecommunications system platforms. For this HPI demonstration, Kontron has partnered with GoAhead ® Software, a provider of integrated, platform-independent middleware for HA systems. The implementation includes an HA chassis and HA middleware, both of which are HPI 1.0 compliant. Kontron and GoAhead are validating the HPI implementation as well as demonstrating its open standards validity and functionality.

"Telecommunications customers require consistently higher levels of service availability, and the development of technologies to meet these needs can tax the internal resources of even large telecommunications companies," said Jan-Philippe De Broeck, product manager, Kontron America. "As they look to outsource the supply and the integration of these critical building blocks, we at Kontron are pleased to put our experience and technical expertise to work on their behalf."

Kontron expects to leverage HPI within its development program for AdvancedTCA products.
"We are pleased to demonstrate our new Service Availability Forum HPI-compatible SelfReliant 3.0 product with Kontron on their new HPI platform implementation," said Paul Zoba, vice president of marketing, GoAhead Software. "The SA Forum HPI Interface has proven to simplify the integration of High Availability middleware with the hardware platform."

For more information about the Service Availability Forum and the HPI standard, visit www.saforum.org.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**
Media Relations
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Canada
Jan-Philippe De Broeck
Product Manager
Phone: 450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

Richard Moore
Product Manager
Kontron America
Phone: 412-921-3322 x3707
Richard.moore@kontron.com

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0058

Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON ANNOUNCES PLANS FOR PRODUCTS BASED ON...

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**January 19, 2004**

*Recently Released Specification Supports Emerging Telecom, Wireless Infrastructures*

**LONG BEACH, Calif. -- January 19, 2004 --** Kontron, a leading embedded computer technology company, today announced that it intends to develop and market products based on the recently released AdvancedTCA (ATCA) form factor, with first products slated to be available in the second half of this year.

ATCA, which stands for Advanced Telecom Computing Architecture, is a new series of specifications targeted to meet requirements for next-generation carrier-grade communications equipment. It incorporates the latest trends in high-speed interconnect technologies, next-generation processors and improved reliability, manageability and serviceability.

"Kontron is well-suited to develop ATCA-based products because of our deep experience and transferable skills in the development of CompactPCI blades and CPU board products," said Jan-Philippe DeBroeck, product manager, Kontron America. "Our broad integration capabilities will also be key to serving the many customers within our large customer base who will require products based on the ATCA form factor. We have been and will continue to be discussions with them as our ATCA program moves forward."

Kontron intends to partner with other companies in the development of ATCA products. Further details about these partnerships will be released in coming months.

The ATCA specification was developed by PICMG (The PCI Industrial Computer Manufacturers Group) — a consortium of more than 600 companies, of which Kontron is a member. PICMG members collaboratively develop open specifications for high-performance telecommunications and industrial computing applications. For more information, please visit www.picmg.org.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Canada
Jan-Philippe De Broeck
Product Manager
Phone: 450-437-4661 x2415
Jan-Philippe.DeBroeck@ca.kontron.com

Richard Moore
Product Manager
Kontron America
Phone: 412-921-3322 x3707
Richard.moore@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München

KONTRON INTRODUCES SECOND ETX-PM CPU MODULE ...

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**January 19, 2004**

*Newest "Computer-On-Module"Extends Capabilities of ETX Line with 1.6GHz Version of Intel® Pentium® M Processor for Embedded Computing*

**LONG BEACH, Calif. -- January 19, 2004** --Kontron, a leading embedded computer technology company, today introduced a second variation of the ETX-PM CPU module -- the most compact board to date to host an Intel Pentium M processor and the first Computer-On-Module (COM) to be based on it.

The new product further extends the high-performance mobile technology of the Intel Pentium M processor, part of the Intel® Centrino chipset, to another Kontron embedded form factor. The ETX-PM delivers 1.6 GHz performance and 1 GByte of DDR RAM. Compared with the initial 1.1 GHz version, the 1.6Ghz ETX-PM delivers even faster performance while maintaining extremely low power consumption. With controllable heat dissipation, DDR-SDRAM (with ECC support) and USB 2.0, the ETX-PM raises the bar for embedded systems performance even higher.

Sample ETX-PM modules will be available in Q2 2004. Kontron anticipates offering production units priced starting at approximately $1,156 in small quantities (actual pricing may vary).

Compared to other COM concepts, ETX boards feature a unique cooling principle. A heat spreader provides identical thermal coupling -- not only for the processor on each ETX CPU board variant, but also for the entire system. This eliminates the need for mechanical redesigns when switching from one CPU board to another -- making ETX boards the only COM concept of their kind to offer true open scalability without mechanical alteration.

One of four Kontron embedded designs in this processor performance class, the ETX-PM strengthens the company's leadership position in the market and in the world of embedded computer development. Other Pentium M designs recently launched by Kontron include the CP306 3U CompactPCI module, the 3.5-inch JRex-PM board, and the ePCI-101 half-size PICMG 1.2 module. Kontron expects to announce more new designs in the near future.

Kontron's ETX product line includes openly exchangeable modules based on the Mobile Intel Pentium III Processor - M, VIA C3, VIA Eden, and National Geode processors. Other features include up to 1 GByte of DDR-SDRAM memory, 10/100BaseT Ethernet, 4 USB 2.0 ports, sound, 2xEIDE (UDMA-33) keyboard, mouse, floppy disk drive or parallel port, watchdog timer and a PCI bus.

**About Kontron:** A leading global embedded computer technology company, Kontron supplies a diversified customer base of OEMs, system integrators and application providers in the communications, automation, transportation, medical, military, aerospace, and test and measurement markets. The company helps its customers to considerably reduce their time-to-market and to gain a competitive advantage with products including high-performance open computer platforms and systems, single board computers, man-machine interfaces and mobile computers. Kontron employs more than 1,500 people worldwide and has manufacturing facilities in Europe, North America and Asia Pacific. The company is listed on the German TecDAX 30 stock exchange under the symbol "KBC". Kontron is a member of the Intel Communications Alliance. For additional information on Kontron, please visit: www.kontron.com.

**READER SERVICE INQUIRIES:** Please forward all reader inquiries to Christine Howe, Media Analyst, Kontron America. Tel: 510-732-6900; e-mail: sales@us.kontron.com.

**KONTRON MEDIA CONTACTS:**

Media Relations
Kontron America
Bruce Boyer
Vice President, Product Marketing
Phone: 510-732-6900 x103
bruce.boyer@kontron.com

Technical Information
Kontron Embedded Modules
Matthias Huber
Product Manager
Phone: +49(991)37024-647
matthias.huber@kontron.com

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Kontron AG
Kontron Embedded Computers GmbH
Tel: +49 81-65 77 0 - Fax: +49 81-65 77 219
Oskar-von-Miller-Straße 1 . 85386 Eching/München